AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 25, 1997
                                                     REGISTRATION NO. 333-14051
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ---------------

                      PRE-EFFECTIVE AMENDMENT NO. 2
                                      TO
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ---------------
                               CABOT NOBLE, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                               ---------------
        DELAWARE                     5311                   34-1842570
     (STATE OR OTHER           (PRIMARY STANDARD         (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL            IDENTIFICATION NO.)
    INCORPORATION OR          CLASSIFICATION CODE
      ORGANIZATION)                 NUMBER)
                                                ROBERT M. HAFT
    3000 K STREET, N.W.; SUITE 105       3000 K STREET, N.W.; SUITE 105
        WASHINGTON, D.C. 20007               WASHINGTON, D.C. 20007
            (330) 746-6641                       (330) 746-6641
   (ADDRESS, INCLUDING ZIP CODE AND A (NAME, ADDRESS, INCLUDING ZIP CODE, TELEPHONE NUMBER, INCLUDING AREA CODE AND TELEPHONE NUMBER, INCLUDING AREA
  OF REGISTRANT'S PRINCIPAL EXECUTIVE     CODE, OF AGENT FOR SERVICE)
               OFFICES)

                               ---------------
                                  COPIES TO:
  MORRIS F. DEFEO, JR.        RANDALL J. ERICKSON         THOMAS A. COLE
    SWIDLER & BERLIN,        GODFREY & KAHN, S.C.         SIDLEY & AUSTIN
        CHARTERED           780 NORTH WATER STREET   ONE FIRST NATIONAL PLAZA
  3000 K STREET, N.W.--    MILWAUKEE, WI 53202-3590      CHICAGO, IL 60603
        SUITE 300
  WASHINGTON, DC 20007
                               ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

  If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G under the Securities Act of 1933, check the following box. [_]
                        CALCULATION OF REGISTRATION FEE
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
                                            PROPOSED       PROPOSED
 TITLE OF EACH CLASS OF      AMOUNT         MAXIMUM         MAXIMUM      AMOUNT OF
    SECURITIES TO BE         TO BE       OFFERING PRICE    AGGREGATE    REGISTRATION
       REGISTERED          REGISTERED       PER UNIT    OFFERING PRICE      FEE
-------------------------------------------------------------------------------------
Common Stock...........  120,270,329(1)     $5.22(2)    $627,482,387(3)   $190,146(4)
-------------------------------------------------------------------------------------
Warrants...............    1,250,000       $13.50        $16,875,000(3)     $5,114(4)
-------------------------------------------------------------------------------------
                                              Not             Not
Common Stock ...........   9,534,179(5)    applicable     applicable        (6)

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) Represents the maximum number of shares of Cabot Noble Common Stock to be issued in the Combination described in this Registration Statement, based upon an exchange ratio for shares of ShopKo Stores, Inc. Common Stock equal to 3.140, the level above which Phar-Mor, Inc. may terminate the Combination. Also includes shares of Cabot Noble Common Stock subject to potential resales by certain shareholders of Phar-Mor, Inc. and ShopKo Stores, Inc. (See note 5 below).
(2) Represents the quotient obtained by dividing (i) the proposed maximum aggregate offering price (determined as described in Note 3 below) by (ii) the number of shares of Cabot Noble Common Stock registered hereby.
(3) Estimated solely for the purpose of determining the registration fee. In accordance with Rule 457(f)(1), the proposed maximum aggregate offering price of the Common Stock is based upon the sum of (a) the product of (i) $6 3/16 (the average of the high and low prices of Phar-Mor, Inc. Common Stock on October 7, 1996 on the Nasdaq-NMS) times (ii) 13,407,054 (the sum of the number of shares of Phar-Mor, Inc. Common Stock outstanding plus the number of shares of Phar-Mor, Inc. Common Stock underlying the outstanding Phar-Mor, Inc. Warrants outstanding) and (b) the product of
    (i) $16 (the average of the high and low prices of ShopKo Stores, Inc. Common Stock on October 7, 1996 on the New York Stock Exchange Composite
    Tape) times (ii) 34,032,890 (the sum of the number of shares of ShopKo Stores, Inc. Common Stock outstanding plus the number of shares of ShopKo Stores, Inc. Common Stock issuable prior to the Effective Date pursuant to outstanding obligations to issue ShopKo Stores, Inc. Common Stock and upon the exercise of options to purchase ShopKo Stores, Inc. Common Stock). In accordance with Rule 457(g), the proposed maximum aggregate offering price of the Warrants is the product of (a) 1,250,000 (the number of Phar-Mor, Inc. Warrants outstanding) times (b) $13.50 (the exercise price of the Phar-Mor, Inc. Warrants). Shopko Stores, Inc. has no Warrants outstanding.

(4) Paid in full in previous filings.

(5) Represents the maximum number of shares of Cabot Noble Common Stock subject to resale by certain shareholders based upon an exchange ratio for shares of Shopko Stores, Inc. Common Stock equal to 3.140.

(6) No additional registration fee required.
                               ---------------
  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

To the Shareholders of
ShopKo Stores, Inc.

  Enclosed are a Notice of Special Meeting of Shareholders, a Joint Proxy Statement/Prospectus and a Proxy for a Special Meeting of Shareholders of
ShopKo Stores, Inc. to be held on      , 1997 at    a.m., local time, at
        .

  At the Special Meeting, you will be asked to consider and vote on an Agreement and Plan of Reorganization (the "Combination Agreement") pursuant to which ShopKo and Phar-Mor, Inc. will become wholly owned subsidiaries of Cabot Noble, Inc. The business combination will be accomplished through share exchanges with Cabot Noble. The terms of the combination provide that ShopKo shareholders will receive 2.4 shares of Cabot Noble common stock in exchange for each share of ShopKo common stock, subject to adjustment to the extent that the value of the exchange consideration falls outside a range of $17.25 to $18.00 per share of ShopKo common stock, based upon the average market
price of Phar-Mor common stock during the thirty-day period ending      , 1997
(the "Average Closing Price"). Phar-Mor shareholders will receive one share of Cabot Noble common stock in exchange for each share of Phar-Mor common stock, and Phar-Mor warrants will be converted into Cabot Noble warrants with substantially identical terms. Attachment A illustrates how the exchange ratio is calculated for ShopKo shareholders.

  If the ShopKo exchange ratio is less than 1.895, the ShopKo Board will have the right to terminate the Combination Agreement unless Phar-Mor agrees on or
before     , 1997 that the ShopKo exchange ratio will be set at 1.895.
Conversely, if the ShopKo exchange ratio is greater than 3.140, Phar-Mor will have the right to terminate the Combination Agreement unless ShopKo agrees on
or before     , 1997 that the ShopKo exchange ratio will be set at 3.140. In
any event, the actual ShopKo exchange ratio will be determined by     , 1997,
[a minimum of] [five] days prior to the originally scheduled ShopKo Special Meeting. Approval of the Combination Agreement by the ShopKo and Phar-Mor shareholders will constitute approval of the combination if (i) the ShopKo exchange ratio is greater than 3.140 or less than 1.895 and the Combination Agreement is not terminated or (ii) if the ShopKo exchange ratio would have been greater than, but is set at, 3.140 or would have been less than, but is set at, 1.895, in each case subject to the fiduciary obligations of the ShopKo and Phar-Mor Boards and other applicable legal requirements. Neither the ShopKo Board nor the Phar-Mor Board has made a determination at this time as to whether or not it would exercise its right to terminate the Combination Agreement if the ShopKo exchange ratio is less than 1.895 or greater than 3.140, respectively. The Boards of Directors of ShopKo and Phar-Mor each engaged an independent investment banking firm to deliver an opinion concerning the fairness of the transactions contemplated by the Combination Agreement to their respective shareholders from a financial point of view, which opinions are attached as Annexes B and C, respectively, to the accompanying proxy statement. These fairness opinions did not assess the fairness of the combination if the actual ShopKo exchange ratio is below 1.895 or above 3.140 and the ShopKo and Phar-Mor Boards decide not to terminate the Combination Agreement. In the event that the actual ShopKo exchange ratio exceeds 3.140 or is less than 1.895, the ShopKo Board will take such steps and conduct such deliberations as may be necessary, in the exercise of its fiduciary obligations, to determine whether or not to proceed with the combination, and if so, on what terms. In such circumstances, the ShopKo Board may, among other steps, request that ShopKo's financial advisor render an updated opinion as to the fairness, from a financial point of view, of the combination, to reflect the actual ShopKo exchange ratio.

  ShopKo and Phar-Mor shareholders can obtain the ShopKo exchange ratio by
calling 1-800-    between 8 a.m. and midnight Eastern Standard Time on any day
commencing      , 1997 and ending on the day following the conclusion of the
Special Meetings and may change their votes by following the procedures described under "The Transaction--The ShopKo Exchange" in the accompanying proxy statement. Shares of Phar-Mor common stock are traded on the Nasdaq National Stock Market under the symbol "PMOR". The closing price of Phar-Mor
common stock on February  , 1997, was $    per share, as reported in The Wall
Street Journal. If the Average Closing Price had been calculated on the basis
of the thirty-day period ended     , it would have been $    (which would
result in a ShopKo exchange ratio of 3 ). If the Average Closing Price results in a ShopKo exchange ratio greater than 3.140 (i.e. an Average Closing Price of less than approximately $5.493), the Phar-Mor Board would have the right to terminate the Combination Agreement, unless ShopKo otherwise agrees that the ShopKo Exchange Ratio shall be set at 3.140. The daily closing price of Phar-
Mor common stock has been less than $5.493 since      .

  Immediately following the share exchanges, Cabot Noble will purchase from supervalu inc. 90% of the Cabot Noble shares it receives for its ShopKo shares in the combination, for the equivalent of $16.86 per share of ShopKo common stock in cash (the "Cabot Noble Buy Back"). supervalu currently owns approximately 46% of the outstanding shares of ShopKo common stock. Neither ShopKo shareholders nor Phar-Mor shareholders are being asked to approve the Cabot Noble Buy Back. However, it is a condition to the completion of the combination that no condition or circumstance exists which would reasonably be expected to prevent or delay consummation of the Cabot Noble Buy Back. See "The Transaction--Background of the Transaction" and "--Cabot Noble Buy Back" in the accompanying proxy statement.

  AFTER CAREFUL CONSIDERATION OF NUMEROUS FACTORS, INCLUDING THE
RECOMMENDATION OF A SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS, THE BOARD OF DIRECTORS OF SHOPKO HAS UNANIMOUSLY APPROVED THE COMBINATION, AND RECOMMENDS THAT ALL SHOPKO SHAREHOLDERS VOTE FOR THE APPROVAL AND ADOPTION OF THE COMBINATION.

  Management believes that the combination with Phar-Mor provides the following benefits to the ShopKo public shareholders:

  . The transaction is expected to result in earnings per share accretion to the ShopKo shareholders based upon an analysis prepared by ShopKo's financial advisor.

  . As a result of the Cabot Noble Buy Back, the ShopKo public shareholders (excluding supervalu) will own a much greater percentage of Cabot Noble (approximately 76.5%) than they currently own of ShopKo (approximately 54%), based on an assumed ShopKo exchange ratio of 3.140.

  . The value to be received by the ShopKo public shareholders is a premium to both the pre-announcement trading price of the ShopKo common stock and the value to be received by supervalu in the Cabot Noble Buy Back.

  . The Cabot Noble Buy Back substantially reduces the perceived depressive effect on the market price of ShopKo's common stock of supervalu's expressed desire to liquidate its 46% equity ownership in ShopKo, which had created an "overhang" on the market. The approximately $70 million of excess cash held by Phar-Mor and made available to Cabot Noble through the combination will fund a substantial portion of the Cabot Noble Buy Back.

  . The ShopKo public shareholders will exchange their investment in a regional business for an investment in a national and more diversified business.

  . The combination is designed to enable ShopKo to (1) decrease its expense ratios by eliminating administrative redundancies; (2) increase its revenues, buying power and gross margins through combined sourcing of merchandise with Phar-Mor; and (3) reinvest a significant portion of the synergies resulting from the combination in lower and more competitive prices for consumable merchandise sold in its stores. As a result of these benefits, ShopKo should be able to compete more effectively in an industry that is highly competitive.

  . The combination results in the acquisition of an equity interest in the Phar-Mor business--103 stores (102 of which were selected from Phar-Mor's 311 pre-bankruptcy stores)--in combination with ShopKo's administrative management strength and infrastructure. The combination will create cross-merchandizing opportunities for Phar-Mor and ShopKo. After the combination, it is expected that Phar-Mor will sell selected ShopKo merchandise and optical services using Phar-Mor's current excess floor space.

  All ShopKo shareholders are invited to attend the Special Meeting in person. The affirmative vote of the holders of a majority of the outstanding shares of ShopKo common stock will be necessary for approval and adoption of the Combination Agreement.

  Dissenting ShopKo shareholders who follow certain statutory procedures have the right under Minnesota law to demand payment in cash for the fair value of their shares of ShopKo common stock in lieu of Cabot Noble shares. See "The Special Meetings--Dissenters' Rights" and Annex D in the accompanying proxy statement for appropriate information.

  In order that your shares may be represented at the ShopKo Special Meeting, you are urged to vote promptly whether or not you plan to attend the Special Meeting, by either (i) completing, signing, dating and returning the accompanying proxy card in the enclosed envelope; or (ii) by dialing (1 800
   -   ) between 8 a.m. and midnight Eastern Standard Time on any day
commencing     , 1997 and ending the close of business on     , 1997 (or, in
the event that the ShopKo Special Meeting is adjourned, on the day prior to the date of such adjourned meeting) and telling the operator that you wish to send a collect datagram to Shopko Stores, Inc., providing the operator with your six digit identification number which appears in the upper left hand corner on the back side of your proxy card, informing the operator how you wish to vote, and giving the operator your name(s), address and number of shares exactly as such information appears on your proxy card. See "The Special Meetings--Solicitation of ShopKo Proxies" in the accompanying proxy statement for further details. If you attend the Special Meeting in person, you may, if you wish, revoke your Proxy and vote in person on all matters brought before the Special Meeting even if you have previously returned your Proxy.

                                          Sincerely,

                                          Michael W. Wright
                                          Chairman of the Board

                                          Dale P. Kramer
                                          President and Chief Executive
                                           Officer

                                 ATTACHMENT A

  The terms of the proposed combination provide that (i) holders of Phar-Mor common stock will receive one share of Cabot Noble common stock for each share of Phar-Mor common stock owned as of the effective date of the combination and
(ii) holders of ShopKo common stock will receive 2.4 shares of Cabot Noble common stock for each share of ShopKo common stock owned as of the effective date of the combination, subject to adjustment to the extent that the value of the exchange consideration per share of ShopKo common stock would otherwise fall outside a range of $17.25 to $18.00 based upon an average market price of Phar-Mor common stock (the "ShopKo Exchange Ratio"), determined as follows:

  . If the "Average Closing Price" multiplied by 2.4 is less than $17.25 (i.e. if the Average Closing Price is less than $7.186), the ShopKo Exchange Ratio will be increased to the quotient (taken to the third decimal place) obtained by dividing $17.25 by the Average Closing Price.

  . If the "Average Closing Price" multiplied by 2.4 exceeds $18.00 (i.e., if the Average Closing Price is greater than $7.50), the ShopKo Exchange Ratio will be reduced to the quotient (taken to the third decimal place) obtained by dividing $18.00 by the Average Closing Price.

              Average Closing Price: means the average closing price per share of Phar-Mor common stock for each Nasdaq National Market trading
            day from      , 1997 through and including      , 1997 (the sixth
            trading day preceding the scheduled date of the special meeting of ShopKo shareholders) (the "Pricing Period") as reported for Nasdaq National Market issues in The Wall Street Journal. Cabot Noble, ShopKo and Phar-Mor will issue a joint press release following the termination of the Pricing Period specifying the Average Closing Price and the resulting ShopKo Exchange Ratio.

                                                                  PRO FORMA OWNERSHIP OF CABOT NOBLE(4)(5)
                                                                 -------------------------------------------
     ASSUMED AVERAGE     SHOPKO EXCHANGE RATIO   AGGREGATE VALUE
      CLOSING PRICE     (NUMBER OF CABOT NOBLE    RECEIVED PER       FORMER                    FORMER PHAR-
       OF PHAR-MOR     SHARES ISSUED IN EXCHANGE  SHOPKO SHARE    SHOPKO PUBLIC                    MOR
        SHARES(1)       FOR EACH SHOPKO SHARE)    EXCHANGED(4)    SHAREHOLDERS    SUPERVALU    SHAREHOLDERS
     ---------------   ------------------------- --------------- --------------- ------------ --------------
         $5.000(2)               3.450(2)            $17.250(2)           77.7%         6.6%          15.7%
          5.250(2)               3.286(2)             17.250(2)           77.1%         6.5%          16.4%
    --------------------------------------------------------------------------------------------------------
          5.494                  3.140                17.250              76.5%         6.5%          17.0%
          5.750                  3.000                17.250              75.9%         6.4%          17.7%
          6.000                  2.875                17.250              75.4%         6.4%          18.3%
          6.250                  2.760                17.250              74.8%         6.3%          18.9%
          6.500                  2.654                17.250              74.2%         6.3%          19.5%
          6.750                  2.556                17.250              73.7%         6.2%          20.1%
          7.000                  2.464                17.250              73.1%         6.2%          20.7%
          7.186                  2.400                17.250              72.7%         6.1%          21.1%
          7.250                  2.400                17.400              72.7%         6.1%          21.1%
          7.375                  2.400                17.700              72.7%         6.1%          21.1%
          7.500                  2.400                18.000              72.7%         6.1%          21.1%
          7.750                  2.323                18.000              72.2%         6.1%          21.7%
          8.000                  2.250                18.000              71.7%         6.1%          22.2%
          8.250                  2.182                18.000              71.2%         6.0%          22.8%
          8.500                  2.118                18.000              70.7%         6.0%          23.3%
          8.750                  2.057                18.000              70.3%         5.9%          23.8%
          9.000                  2.000                18.000              69.8%         5.9%          24.3%
          9.250                  1.946                18.000              69.3%         5.9%          24.8%
          9.499(3)               1.895(3)             18.000              68.8%         5.8%          25.3%

--------
(1) The prices indicated represent hypothetical Average Closing Prices, are assumed for illustrative purposes only, and will vary with the market price of the Phar-Mor common stock during the Pricing Period.

(2) If the ShopKo Exchange Ratio is greater than 3.140 (i.e., if the Average Closing Price is less than $5.493), the Phar-Mor Board would have the right to terminate the Combination Agreement, unless ShopKo otherwise agrees that the ShopKo Exchange Ratio shall be set at 3.140.

(3) If the ShopKo Exchange Ratio is less than 1.895 (i.e., if the Average Closing Price is greater than approximately $9.501), the ShopKo Board would have the right to terminate the Combination Agreement, unless Phar-Mor otherwise agrees that the ShopKo Exchange Ratio shall be set at 1.895.

(4) If the Shopko Exchange Ratio is greater than 3.140 and Shopko agrees that the Shopko Exchange Ratio shall be set at 3.140, the aggregate value received per Shopko Share exchanged will fluctuate as the Average Closing Price declines below $5.494 per share, as indicated below, and the pro forma ownership of Cabot Noble would be fixed at: Shopko Public Shareholders (76.5%), SUPERVALU (6.5%), and Phar-Mor Shareholders (17.0%).

(5) After giving effect to the Cabot Noble Buy Back.


  If the ShopKo Exchange Ratio is greater than 3.140 and ShopKo agrees that the ShopKo Exchange Ratio shall be set at 3.140, the aggregate value received per ShopKo Share exchanged will decline as the Average Closing Price drops below $5.494, as indicated in the example below. However, the pro forma ownership of Cabot Noble would be fixed at: ShopKo Public Shareholders (76.5%), supervalu (6.5%) and Phar-Mor Shareholders (17.0%).

                  ASSUMED AVERAGE   AGGREGATE VALUE
                   CLOSING PRICE     RECEIVED PER
                    OF PHAR-MOR      SHOPKO SHARE
                      SHARES           EXCHANGED
                  ---------------   ---------------
                      $5.000            $15.700
                       5.250             16.485

  A toll-free telephone number (1 800    -   ) has been established to provide
updated information regarding the ShopKo Exchange Ratio. Commencing     , 1997
and ending on the day following the conclusion of both Special Meetings, shareholders are encouraged to call such number to listen to a recorded message indicating what the ShopKo Exchange Ratio would be as of the date of such call, based on the average of the per share closing prices on the Nasdaq National Stock Market of shares of Phar-Mor common stock (as reported in The Wall Street Journal) during the thirty-day period ending as of the day prior
to such call or     , 1997, as appropriate. Because the Average Closing Price
upon which the actual ShopKo Exchange Ratio will be based cannot be determined
definitively until the close of trading on     , 1997, callers to such toll-
free telephone number prior to     , 1997 should bear in mind that
fluctuations in the trading price of shares of Phar-Mor common stock during
the thirty-day period ending     , 1997, may cause the actual ShopKo Exchange
Ratio to vary from the hypothetical ShopKo Exchange Ratio indicated on such
recorded message prior to     , 1997. After    , 1997 the recording will
report the actual ShopKo Exchange Ratio; provided, however, that if the actual ShopKo Exchange Ratio is greater than 3.14 or less than 1.895, the ShopKo and
Phar-Mor Boards, respectively, on or before     , 1997, may fix the ShopKo
Exchange Ratio at 3.14 or 1.895, respectively. In any event, the actual ShopKo
Exchange Ratio will be determined by     , 1997, [a minimum of] [five] days
prior to the originally scheduled date of the special meeting of ShopKo shareholders.

To the Shareholders of
Phar-Mor, Inc.

  Enclosed are a Notice of Special Meeting of Shareholders, a Joint Proxy Statement/ Prospectus and a Proxy for a Special Meeting of Shareholders (the
"Special Meeting") of Phar-Mor, Inc. ("Phar-Mor") to be held on      , 1997 at
   a.m., local time, at         .

  At the Special Meeting, you will be asked to consider and vote on an Agreement and Plan of Reorganization (the "Combination Agreement") pursuant to which Phar-Mor and ShopKo Stores, Inc. ("ShopKo") will become wholly owned subsidiaries of Cabot Noble, Inc. The business combination will be accomplished through share exchanges with Cabot Noble. The terms of the combination provide that (i) Phar-Mor shareholders will receive one share of Cabot Noble common stock in exchange for each outstanding share of Phar-Mor common stock, and Phar-Mor warrants to purchase shares of Phar-Mor common stock will be converted into Cabot Noble warrants to purchase a like number of shares of Cabot Noble common stock (the "Phar-Mor Plan") and (ii) ShopKo shareholders will receive 2.4 shares of Cabot Noble common stock in exchange for each share of ShopKo common stock, subject to adjustment to the extent that the value of the exchange consideration would otherwise fall outside a range of $17.25 to $18.00 per share of ShopKo common stock based on the average of the daily closing sales prices per share of Phar-Mor common stock
during the thirty-day period ending on     , 1997 (the "Average Closing
Price"), and cash in lieu of any fractional Cabot Noble Share. Attachment A illustrates how the ShopKo exchange ratio (the "ShopKo Exchange Ratio") will be determined and provides a toll-free telephone number that will permit shareholders to obtain updated information regarding the Average Closing Price and the calculation of the ShopKo Exchange Ratio.

  If the Average Closing Price would result in a ShopKo Exchange Ratio greater than 3.140 (i.e. an Average Closing Price of less than approximately $5.493), the Phar-Mor Board would have the right to terminate the Combination
Agreement, unless ShopKo otherwise agrees on or before    ,1997 that the
ShopKo Exchange Ratio shall be fixed at 3.140 (i.e., based on an Average Closing Price set at $5.494). If the Average Closing Price would result in a ShopKo Exchange Ratio less than 1.895 (i.e., an Average Closing Price greater than approximately $9.501), the ShopKo Board would have the right to terminate
the Combination Agreement, unless Phar-Mor otherwise agrees on or before    ,
1997 that the ShopKo Exchange Ratio shall be fixed at 1.895 (i.e., based on an Average Closing Price set at $9.499). In any event, the actual Shopko Exchange
Ratio will be determined by    , 1997, [a minimum of] [five] days prior to the
originally scheduled date of the special meeting of ShopKo shareholders. Shares of Phar-Mor common stock are traded on the Nasdaq National Stock Market under the symbol "PMOR". The closing price of Phar-Mor common stock on
February  , 1997, was $    per share, as reported in The Wall Street Journal.
If the Average Closing Price had been calculated on the basis of the thirty-
day period ended    , it would have been $    (which would result in a ShopKo
Exchange Ratio of ). If the Average Closing Price results in a ShopKo Exchange Ratio greater than 3.140 (i.e. an Average Closing Price of less than approximately $5.493), the Phar-Mor Board would have the right to terminate the Combination Agreement, unless ShopKo otherwise agrees that the ShopKo Exchange Ratio shall be set at 3.140. The daily closing price of Phar-Mor
common stock has been less than $5.493 since   .

  In the event that the ShopKo Exchange Ratio exceeds 3.140, Phar-Mor has not determined whether it will exercise its right to terminate the Combination Agreement, and ShopKo's Board of Directors has not made any determination whether, in the event Phar-Mor exercises its right to terminate, it will agree to set the ShopKo Exchange Ratio at 3.140 pursuant to the Combination Agreement. Conversely, if the ShopKo Exchange Ratio is less than 1.895, ShopKo has not determined whether it will exercise its right to terminate the Combination Agreement, and Phar-Mor's Board of Directors has not made any determination whether, in the event ShopKo exercises its right to terminate, it will agree to set the ShopKo Exchange Ratio at 1.895 pursuant to the Combination Agreement. Shareholder approval will constitute approval of the combination if (i) the ShopKo Exchange Ratio is greater than 3.140 or less than 1.895 and the Combination Agreement is not terminated, or (ii) if the ShopKo Exchange Ratio would have been greater than, but is set at, 3.140 or would have been less than, but is set at, 1.895, in each case subject to the fiduciary obligations of the ShopKo and Phar-Mor Boards and other applicable legal requirements. The Boards of Directors of Phar-Mor and ShopKo each engaged an independent investment banking firm to deliver an opinion concerning the fairness of the transactions contemplated by the Combination Agreement to their respective shareholders from a financial point of view, which opinions are attached as Annexes C and B respectively, to the accompanying Proxy Statement. These fairness opinions did not assess the fairness of the combination if the actual ShopKo Exchange Ratio is below 1.895 or above 3.140 and the ShopKo and Phar-Mor Boards decide not to terminate the Combination Agreement. In the event that the actual ShopKo Exchange Ratio exceeds 3.140 or is less than 1.895, the Phar-Mor Board will take such steps and conduct such deliberations as may be necessary, in the exercise of its fiduciary obligations, to determine whether or not to proceed with the combination and, if so, on what terms. In certain circumstances, the Phar-Mor Board may, among other steps, request that Phar-Mor's financial advisor render an updated opinion as to the fairness, from a financial point of view, of the combination, to reflect the actual ShopKo Exchange Ratio.

  Immediately following the share exchanges, Cabot Noble will purchase from supervalu inc. 90% of the Cabot Noble shares it receives for its ShopKo shares in the combination, for the equivalent of $16.86 per share of ShopKo common stock in cash (the "Cabot Noble Buy Back"). Supervalu currently owns approximately 46% of ShopKo's outstanding common stock. ShopKo shareholders and Phar-Mor shareholders are not being asked to approve the Cabot Noble Buy Back. However, it is a condition to the completion of the combination that no condition or circumstance exists which would reasonably be expected to prevent or delay consummation of the Cabot Noble Buy Back. See "The Transaction-- Background of the Transaction," and "--Cabot Noble Buy Back" in the accompanying proxy statement.

  AFTER CAREFUL CONSIDERATION OF NUMEROUS FACTORS, THE BOARD OF DIRECTORS OF PHAR-MOR HAS APPROVED THE COMBINATION AND RECOMMENDS THAT ALL PHAR-MOR SHAREHOLDERS VOTE FOR THE APPROVAL AND ADOPTION OF THE COMBINATION.

  As you may be aware, in September 1995, Phar-Mor became a publicly traded company. The reorganized Phar-Mor chain currently generates over $1 billion in annual revenues at 102 individually profitable stores and one newly opened store, with approximately 66% of revenues generated at stores located in Phar-Mor's core markets of Pennsylvania, Ohio, Virginia and West Virginia.

  Since January 1996, Phar-Mor's management has implemented a series of fundamental changes to improve our company's financial performance. Among other improvements, Phar-Mor has:

  . Lowered prices on over 3,000 key items by implementing an everyday low price strategy similar to Wal-Mart, as well as displaying comparison pricing on signage throughout its stores and guaranteeing pharmacy customers the "Lowest Prescription Price or It's Free."

  . Implemented a new marketing strategy of "Don't Pay Drugstore Prices" with increased advertising circulars in standardized formats emphasizing comparison prices.

  . Implemented a new merchandising strategy focusing on the most popular and profitable items and eliminated over 25,000 unprofitable items. Phar-Mor added new departments such as discount greeting cards, club store large pack items, pet items, and Kodak film kiosks.

  . Designed and created two new prototype Phar-Mor stores, including upscale and club store versions with 12 remodels completed and plans to complete an additional 12 remodels in calendar 1997. The new prototypes reposition signature departments to provide customers an easy-to-navigate shopping format further enhanced by custom signage.

  All of these changes significantly increased customer counts and sales per customer and, as a result, Phar-Mor was profitable for the fiscal year ended June 29, 1996.

  Despite these fundamental improvements, Phar-Mor's current and future profitability is constrained by having only 103 stores, which represents a small revenue and store base relative to our national competitors. In addition, the complexity of our business and the demands and risks of rebuilding our business represent additional operational constraints.

  It has been our goal to use our strong balance sheet and cash position (expected to be approximately $70 million as of March 31, 1997) to increase our competitiveness by combining with or acquiring complementary businesses. Such a combination will offer Phar-Mor greater economies of scale, increased purchasing power and lower costs of goods sold, geographic and merchandise diversity and the ability to leverage Phar-Mor's existing fixed costs, properties and management.

  The combination with ShopKo provides us the opportunity to achieve this goal by joining with a successful and complementary retailer that, over the last five years, has invested $130 million to remodel and remerchandise its stores in the face of increasing competition and over $40 million in strategic upgrades of its systems and technology. In addition, ShopKo has efficient and flexible administrative facilities which we can use to lower our costs, increase service levels to our stores and generate increased purchasing power. ShopKo and key members of its talented management team have a demonstrated record of success over this period.

  Management believes that the combination with ShopKo provides the following specific benefits to Phar-Mor shareholders:

  . It combines Phar-Mor, a regional discount merchandise chain with 103 stores in 18 states, with ShopKo to create a national discount retailer offering pharmaceutical products and services in the United States with a total of over 230 stores in 29 states across the nation, and combined projected revenues of nearly $3.4 billion in fiscal year 1997, including ProVantage projected fiscal year 1997 revenues of approximately $360 million. See "Certain Forward-Looking Information" in the accompanying proxy statement.

  . It significantly increases the projected earnings per share from Phar-Mor's current projections. For example, earnings per share are projected to increase in each of fiscal years 1997, 1998 and 1999, versus Phar-Mor on a stand-alone basis, by $1.14, $0.61 and $0.75, respectively, prior to consideration of one-time charges to be incurred by ShopKo in connection with the combination. See "Certain Forward-Looking Information" in the accompanying proxy statement.

  . It creates cross-merchandising opportunities which are expected to increase revenues by exploiting higher margin products, such as optical products and services, basic apparel, fashion jewelry, and additional health and beauty care products and general merchandise.

  . It is expected to reduce merchandising costs, corporate overhead and selling, general and administrative expenses by up to approximately $20 million annually. A significant portion of this reduction is expected to be achieved by consolidating Phar-Mor's administrative and operating functions at ShopKo's current headquarters in Green Bay, Wisconsin, which should significantly increase management efficiency. These savings, together with the enhanced purchasing power of the combined companies, will enable Phar-Mor and ShopKo to compete more aggressively for market share against competitors such as Wal-Mart and Walgreen's, by passing on greater savings to customers.

  . It enables Phar-Mor to benefit immediately from ShopKo's existing state-of-the-art information management and data processing systems, without the need for Phar-Mor to incur the substantial costs, risks and delays of developing these systems for itself.

  . It eliminates the costs, risks and delays associated with downsizing certain existing Phar-Mor stores by using excess store capacity to sell higher margin merchandise and services, such as optical services, that have been highly successful for ShopKo.

  . It provides the opportunity for Phar-Mor's shareholders to participate in the significant growth in prescription benefit management (PBM) and related services offered by ShopKo's ProVantage subsidiary. See "Certain Forward-Looking Information--ShopKo Information Supplied to Phar-Mor" in the accompanying proxy statement.

  Management believes that these benefits will materially improve Phar-Mor's competitive position and profitability by accelerating the opportunities to reduce costs, enhance revenues and create new and diverse opportunities for future growth. Without the benefits which the combination with ShopKo is expected to yield, Phar-Mor would be compelled to invest substantial capital, time and other resources to improve its technological and logistical infrastructure, downsize stores, find other means to further reduce expenses, and seek other opportunities to increase revenues and profitability. In light of the intensifying competition among retail merchandise companies and the growing dominance of the largest chains, including Wal-Mart and Walgreen's, Phar-Mor would have to implement many of these strategies swiftly and at great cost, with little certainty that these improvements would ultimately succeed. Moreover, it is likely that any benefits would only be realized after a considerable passage of time, while many of Phar-Mor's larger competitors would continue to challenge Phar-Mor's position in the marketplace. We believe that the combination with ShopKo provides the opportunity to create a stronger, more competitive and more profitable company faster and with less risk than if Phar-Mor were compelled to act unilaterally.

  All Phar-Mor shareholders are invited to attend the Special Meeting in person. The affirmative vote of holders of a majority of the shares of Phar-Mor common stock represented at the Special Meeting, in person or by proxy, will be necessary for adoption of the Agreement and Plan of Reorganization. Phar-Mor shareholders are not entitled to dissenters' rights in connection with the combination.

  Under Pennsylvania law and Phar-Mor's Bylaws, in the event the Phar-Mor Special Meeting is adjourned for one or more periods aggregating at least 15 days due to the absence of a quorum, any number of Phar-Mor shareholders attending the adjourned meeting shall constitute a quorum for purposes of Phar-Mor shareholder approval of the combination. Thus, the Phar-Mor Plan could be approved by as few as one Phar-Mor shareholder if only one shareholder attends the adjourned Special Meeting, in person or by proxy. Management of Phar-Mor believes that this provision will have little effect on shareholder rights because of the high likelihood that a substantially greater number of Phar-Mor shareholders would attend such an adjourned meeting, in person or by proxy. See "Risk Factors--Reduced Quorum Requirement" and "The Special Meetings--Phar-Mor Record Date; Quorum; Vote Required" in the accompanying proxy statement.

  The Combination Agreement provides that either the Phar-Mor Board or the ShopKo Board may terminate the Combination Agreement if the effective date of the combination does not occur on or before March 31, 1997. Therefore, based on the presently scheduled date of the Special Meeting, if such meeting were adjourned for the minimum 15 day period required to utilize the reduced quorum provisions described above, the ShopKo Board and the Phar-Mor Board each would have a right to terminate the Combination Agreement.

  In order that your shares may be represented at the Special Meeting, you are urged to vote promptly whether or not you plan to attend the Special Meeting, by either (i) completing, signing, dating and returning the accompanying proxy
card in the enclosed envelope; or (ii) by dialing (1 800    -    ) between 8
a.m. and midnight Eastern Standard Time on any day commencing     , 1997 and
ending on     , 1997 (or, in the event that the Phar-Mor Special Meeting is adjourned, on the day prior to the date of the adjourned meeting) and telling the operator that you wish to send a collect datagram to Phar-Mor, Inc., providing the operator with your six digit identification number which appears in the upper left hand corner on the back side of your proxy card, informing the operator how you wish to vote, and giving the operator your name(s), address and number of shares exactly as such information appears on your proxy card. See "The Special Meetings--Solicitation of Phar-Mor Proxies" in the accompanying proxy statement for further details. If you attend the Special Meeting in person, you may, if you wish, vote in person on all matters brought before the Special Meeting even if you have previously returned your Proxy.

                                          Sincerely,

                                          Robert M. Haft
                                          Chairman of the Board and Chief
                                           Executive Officer

                                          M. David Schwartz
                                          President and Chief Operating
                                           Officer

                                          Daniel J. O'Leary
                                          Senior Vice President and Chief
                                           Financial Officer

                                          John R. Ficarro
                                          Senior Vice President and General
                                           Counsel

                                 ATTACHMENT A

  The terms of the proposed combination provide that (i) holders of Phar-Mor common stock will receive one share of Cabot Noble common stock for each share of Phar-Mor common stock owned as of the effective date of the combination and
(ii) holders of ShopKo common stock will receive 2.4 shares of Cabot Noble common stock for each share of ShopKo common stock owned as of the effective date of the combination, subject to adjustment to the extent that the value of the exchange consideration per share of ShopKo common stock would otherwise fall outside a range of $17.25 to $18.00 based upon an average market price of Phar-Mor common stock (the "ShopKo Exchange Ratio"), determined as follows:

  . If the "Average Closing Price" multiplied by 2.4 is less than $17.25 (i.e. if the Average Closing Price is less than $7.186), the ShopKo Exchange Ratio will be increased to the quotient (taken to the third decimal place) obtained by dividing $17.25 by the Average Closing Price.

  . If the "Average Closing Price" multiplied by 2.4 exceeds $18.00 (i.e., if the Average Closing Price is greater than $7.50), the ShopKo Exchange Ratio will be reduced to the quotient (taken to the third decimal place) obtained by dividing $18.00 by the Average Closing Price.

              Average Closing Price: means the average closing price per share of Phar-Mor common stock for each Nasdaq National Market trading
            day from      , 1997 through and including      , 1997 (the sixth
            trading day preceding the scheduled date of the special meeting of ShopKo shareholders) (the "Pricing Period") as reported for Nasdaq National Market issues in The Wall Street Journal. Cabot Noble, ShopKo and Phar-Mor will issue a joint press release following the termination of the Pricing Period specifying the Average Closing Price and the resulting ShopKo Exchange Ratio.

                                                            PRO FORMA OWNERSHIP OF CABOT NOBLE(4)(5)
                                                           ------------------------------------------
ASSUMED AVERAGE    SHOPKO EXCHANGE RATIO   AGGREGATE VALUE
 CLOSING PRICE    (NUMBER OF CABOT NOBLE    RECEIVED PER       FORMER                      FORMER
  OF PHAR-MOR    SHARES ISSUED IN EXCHANGE  SHOPKO SHARE    SHOPKO PUBLIC                 PHAR-MOR
   SHARES(1)      FOR EACH SHOPKO SHARE)    EXCHANGED(4)    SHAREHOLDERS    SUPERVALU   SHAREHOLDERS
---------------  ------------------------- --------------- --------------- --------------------------
    $5.000(2)              3.450(2)            $17.250(2)          77.7%         6.6%         15.7%
     5.250(2)              3.286(2)             17.250(2)          77.1%         6.5%         16.4%
 ----------------------------------------------------------------------------------------------------
     5.494                 3.140                17.250             76.5%         6.5%         17.0%
     5.750                 3.000                17.250             75.9%         6.4%         17.7%
     6.000                 2.875                17.250             75.4%         6.4%         18.3%
     6.250                 2.760                17.250             74.8%         6.3%         18.9%
     6.500                 2.654                17.250             74.2%         6.3%         19.5%
     6.750                 2.556                17.250             73.7%         6.2%         20.1%
     7.000                 2.464                17.250             73.1%         6.2%         20.7%
     7.186                 2.400                17.250             72.7%         6.1%         21.1%
     7.250                 2.400                17.400             72.7%         6.1%         21.1%
     7.375                 2.400                17.700             72.7%         6.1%         21.1%
     7.500                 2.400                18.000             72.7%         6.1%         21.1%
     7.750                 2.323                18.000             72.2%         6.1%         21.7%
     8.000                 2.250                18.000             71.7%         6.1%         22.2%
     8.250                 2.182                18.000             71.2%         6.0%         22.8%
     8.500                 2.118                18.000             70.7%         6.0%         23.3%
     8.750                 2.057                18.000             70.3%         5.9%         23.8%
     9.000                 2.000                18.000             69.8%         5.9%         24.3%
     9.250                 1.946                18.000             69.3%         5.9%         24.8%
     9.499(3)              1.895(3)             18.000             68.8%         5.8%         25.3%

--------
(1) The prices indicated represent hypothetical Average Closing Prices, are assumed for illustrative purposes only, and will vary with the market price of the Phar-Mor common stock during the Pricing Period.

(2) If the ShopKo Exchange Ratio is greater than 3.140 (i.e., if the Average Closing Price is less than approximately $5.493), the Phar-Mor Board would have the right to terminate the Combination Agreement, unless ShopKo otherwise agrees that the ShopKo Exchange Ratio shall be set at 3.140.

(3) If the ShopKo Exchange Ratio which is less than 1.895 (i.e., if the Average Closing Price is greater than approximately $9.501), the ShopKo Board would have the right to terminate the Combination Agreement, unless Phar-Mor otherwise agrees that the ShopKo Exchange Ratio shall be set at 1.895.

(4) If the ShopKo Exchange Ratio is greater than 3.140 and ShopKo agrees that the ShopKo Exchange Ratio shall be set at 3.140, the aggregate value received per ShopKo Share exchanged will decline as the Average Closing Price drops below $5.494, as indicated below. However, the pro forma ownership of Cabot Noble would be fixed at: ShopKo Public Shareholders (76.5%), supervalu (6.5%), and Phar-Mor Shareholders (17.0%).

(5) After giving effect to the Cabot Noble Buy Back.

  If the ShopKo Exchange Ratio is greater than 3.140 and ShopKo agrees that the ShopKo Exchange Ratio shall be set at 3.140, the aggregate value received per ShopKo Share exchanged will decline as the Average Closing Price drops below $5.494, as indicated in the examples below. However, the pro forma ownership of Cabot Noble would be fixed at: ShopKo Public Shareholders (76.5%), supervalu (6.5%), and Phar-Mor Shareholders (17.0%).

                                     AGGREGATE VALUE
                  ASSUMED AVERAGE     RECEIVED PER
                  CLOSING PRICE OF    SHOPKO SHARE
                  PHAR-MOR SHARES       EXCHANGED
                  ----------------   ---------------
                       $5.000            $15.700
                        5.250             16.485

  A toll-free telephone number (1 800    -    ) has been established to
provide updated information regarding the ShopKo Exchange Ratio. Commencing
      , 1997 and ending on the day following the conclusion of the Special Meetings, shareholders are encouraged to call such number to listen to a recorded message indicating what the ShopKo Exchange Ratio would be as of the date of such call, based on the average of the per share closing prices on the Nasdaq National Market of shares of Phar-Mor common stock (as reported in The Wall Street Journal) during the thirty-day period ending as of the day prior
to such call or       , 1997, as appropriate. Because the Average Closing
Price upon which the actual ShopKo Exchange Ratio will be based cannot be
determined definitively until the close of trading on       , 1997, callers to
such toll-free telephone number prior to       , 1997 should bear in mind that
fluctuations in the trading price of shares of Phar-Mor common stock during
the thirty-day period ending       , 1997, may cause the actual ShopKo
Exchange Ratio to vary from the hypothetical ShopKo Exchange Ratio indicated
on such recorded message prior to       , 1997. After     , 1997 the recording
will report the actual ShopKo Exchange Ratio; provided, however, that if the actual ShopKo Exchange Ratio is greater than 3.14 or less than 1.895, the
ShopKo and Phar-Mor Boards, respectively, on or before     , 1997, may fix the
ShopKo Exchange Ratio at 3.14 or 1.895, respectively. In any event, the actual
ShopKo Exchange Ratio will be determined by     , 1997, [a minimum of] [five]
days prior to the originally scheduled date of the special meeting of ShopKo shareholders.

                              SHOPKO STORES, INC.
                                700 PILGRIM WAY
                                P.O. BOX 19060
                        GREEN BAY, WISCONSIN 54307-9060
                                (414) 497-2211

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                                       , 1997

  A special meeting of the shareholders of ShopKo Stores, Inc., a Minnesota
corporation ("ShopKo"), will be held at         ,         , and at any
adjournments thereof (the "Special Meeting"), on       ,       , 1997, at
a.m., local time, for the following purposes:

    1. To consider and vote upon a proposal to approve and adopt an Agreement and Plan of Reorganization among Cabot Noble, Inc., a newly formed Delaware corporation ("Cabot Noble"), ShopKo and Phar-Mor, Inc., a Pennsylvania corporation ("Phar-Mor"), dated as of September 7, 1996, as amended (the "Combination Agreement"), and a plan of exchange provided for therein (collectively, the "ShopKo Plan") pursuant to which each outstanding share of ShopKo common stock, par value $.01 per share ("ShopKo Shares") (other than ShopKo Shares as to which dissenters' rights are perfected), will be exchanged (the "ShopKo Exchange") for 2.4 shares of Cabot Noble common stock, par value $.01 per share ("Cabot Noble Shares"), subject to adjustment to the extent that the value of the exchange consideration would otherwise fall outside a range of $17.25 to $18.00 per ShopKo Share based on the average of the daily closing per share sales prices of the Phar-Mor common stock, par value $.01 per share ("Phar-Mor Shares"), during the
  thirty-day period ending on      , 1997 (the "ShopKo Exchange Ratio"), and
  cash in lieu of any fractional share, concurrently with the consummation of a plan of exchange (the "Phar-Mor Plan") pursuant to which each outstanding Phar-Mor Share will be exchanged for one Cabot Noble Share, and each outstanding Phar-Mor warrant to purchase Phar-Mor Shares will be converted into a Cabot Noble warrant (a "Cabot Noble Warrant") to purchase a like number of Cabot Noble Shares (collectively, the "Phar-Mor Exchange"), all
  as described in the Joint Proxy Statement/Prospectus dated      , 1997,
  attached to this Notice (the "Joint Proxy Statement/Prospectus"). The ShopKo Plan and Phar-Mor Plan are collectively referred to as the "Combination." For a more detailed explanation of the method by which the Average Closing Price and the ShopKo Exchange Ratio will be determined, including a toll-free number that shareholders of ShopKo and Phar-Mor may call to receive information regarding the Average Closing Price and the ShopKo Exchange Ratio, see "The Transaction--Terms of the ShopKo Plan" and Annex E to the Joint Proxy Statement/Prospectus. The Combination Agreement is attached as Annex A to the Joint Proxy Statement/Prospectus.

    Immediately following the consummation of the Combination, Cabot Noble will purchase 90% of the Cabot Noble Shares issued pursuant to the ShopKo Exchange to supervalu inc., an approximately 46% shareholder of ShopKo prior to the Combination, in exchange for cash (the "Cabot Noble Buy Back" and, together with the Combination, the "Transaction"). The Transaction is subject to certain conditions, including the approval by the ShopKo shareholders and the Phar-Mor shareholders of the ShopKo Plan and the Phar-Mor Plan, respectively, as described in the Joint Proxy Statement/Prospectus. Approval of the Combination by ShopKo shareholders constitutes approval of the assumption by Cabot Noble of ShopKo's and Phar-Mor's respective rights and obligations under their respective employee benefit plans. ShopKo shareholders and Phar-Mor shareholders are not being asked to approve the Cabot Noble Buy Back. However, it is a condition to the completion of the Combination that no condition or circumstance exists which would reasonably be expected to prevent or delay consummation of the Cabot Noble Buy Back. See "The Transaction--Background of the Transaction," and "--Cabot Noble Buy Back" in the Joint Proxy Statement/Prospectus.

    If the ShopKo Exchange Ratio is greater than 3.140, the Phar-Mor Board would have the right to terminate the Combination Agreement, unless ShopKo
  otherwise agrees on or before     , 1997 that the ShopKo Exchange Ratio
  shall be set at 3.140. If the ShopKo Exchange Ratio is less than 1.895, the ShopKo Board would have the right to terminate the Combination Agreement,
  unless Phar-Mor otherwise agrees on or before       , 1997 that the ShopKo
  Exchange Ratio shall be set at 1.895. In any event,
  the actual ShopKo Exchange Ratio will be determined by     , 1997, [a
  minimum of] [five] days prior to the originally scheduled date of the ShopKo Special Meeting. Shareholder approval will constitute approval of the Combination if (i) the ShopKo Exchange Ratio is greater than 3.140 or less than 1.895 and the Combination Agreement is not terminated or (ii) if the ShopKo Exchange Ratio would have been greater than, but is set at,
  3.140 or would have been less than, but is set at, 1.895, in each case subject to the fiduciary obligations of the Board of Directors of ShopKo and Phar-Mor and other applicable legal requirements. The Boards of Directors of Phar-Mor and ShopKo each engaged an independent investment banking firm to deliver an opinion concerning the fairness of the transactions contemplated by the Combination Agreement to their respective shareholders from a financial point of view. These fairness opinions did not assess the fairness of the Combination if the actual ShopKo Exchange Ratio is below 1.895 or above 3.140 and the ShopKo and Phar-Mor Boards decide not to terminate the Combination Agreement. In the event that the ShopKo Exchange Ratio exceeds 3.140 or is less than 1.895, the ShopKo Board will take such steps and conduct such deliberations as may be necessary in the exercise of its fiduciary obligations, to determine whether or not to proceed with the Combination, and if so, on what terms. In such circumstances, the ShopKo Board may, among other steps, request that Shopko's financial advisor render an updated opinion as to the fairness to the ShopKo public shareholders, from a financial point of view, of the Combination, to reflect the actual ShopKo Exchange Ratio. The closing price
  of Phar-Mor Shares on February  , 1997, was $    per share, as reported in
  The Wall Street Journal. If the Average Closing Price had been calculated
  on the basis of the thirty-day period ended     , it would have been $
  (which would result in a Shopko Exchange Ratio of 3 ). If the actual Average Closing Price results in a ShopKo Exchange Ratio greater than 3.140 (i.e. an Average Closing Price of less than approximately $5.493), the Phar-Mor Board would have the right to terminate the Combination Agreement, unless ShopKo otherwise agrees that the Shopko Exchange Ratio shall be set at 3.140. Assuming a ShopKo Exchange Ratio equal to 3.140, upon completion of the Transaction, ShopKo shareholders will hold approximately 83% of the Cabot Noble Shares outstanding, with supervalu holding approximately 6.5% and ShopKo public shareholders holding approximately 76.5%, assuming no exercise of stock options or warrants of either ShopKo or Phar-Mor.

    2. To transact such other business as may properly come before the Special Meeting or adjournments thereof.

  Only shareholders of record at the close of business on February , 1997, will be entitled to notice of and to vote at the Special Meeting.

  THE BOARD OF DIRECTORS OF SHOPKO HAS UNANIMOUSLY APPROVED THE COMBINATION AGREEMENT, INCLUDING THE SHOPKO PLAN, AND HAS DETERMINED THAT THE TRANSACTION IS FAIR TO, AND IN THE BEST INTERESTS OF, SHOPKO AND THE SHOPKO PUBLIC SHAREHOLDERS. THE SHOPKO BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE SHOPKO PLAN. THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE OUTSTANDING SHOPKO SHARES IS REQUIRED TO ADOPT THE SHOPKO PLAN.

  Holders of ShopKo Shares that comply with the procedures of Section 302A.473 of the Minnesota Business Corporation Act relating to dissenters' rights (as described in and attached as Annex D to the Joint Proxy Statement/Prospectus, together with Section 302A.471 of the Minnesota Business Corporation Act) will have the right to receive, in lieu of the consideration proposed under the ShopKo Plan, the "fair value" of their ShopKo Shares in cash as and to the extent provided in Section 302A.473.

  Detailed information regarding the Transaction is contained in the attached Joint Proxy Statement/Prospectus which you are urged to read carefully.

  Whether or not you expect to attend the Special Meeting in person, please vote, by either (i) completing, signing, dating and returning the accompanying proxy card in the enclosed postage paid envelope; or (ii) by dialing (1 800
   -    ) between 8 a.m. and midnight Eastern Standard Time on any day
commencing     , 1997 and ending on     , 1997 (or, in the event that the
ShopKo Special Meeting is adjourned, on the day prior to the date of the adjourned meeting) and telling the operator that you wish to send a collect datagram to Shopko Stores, Inc., providing the operator with your six digit identification number which appears in the upper left hand corner on the back side of your proxy card, informing the operator how you wish to vote, and giving the operator your name(s), address and number of shares exactly as such information appears on your proxy card. If you later desire to revoke your proxy, you may do so at any time before the shareholder vote is taken by giving written notice of your revocation to an officer of ShopKo or by submitting to an officer of ShopKo a subsequently dated proxy, which may be done in person at the Special Meeting. See "The Special Meetings--Solicitation of ShopKo Proxies" in the Joint Proxy Statement/Prospectus for further details.

                                          By Order of the Board of Directors,

                                                    Richard D. Schepp
                                                        Secretary

                                PHAR-MOR, INC.
                             20 FEDERAL PLAZA WEST
                          YOUNGSTOWN, OHIO 44501-0400
                                (330) 746-6641

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                                       , 1997

  A special meeting of the shareholders of Phar-Mor, Inc., a Pennsylvania
corporation ("Phar-Mor"), will be held at       ,         , and at any
adjournments thereof (the "Special Meeting"), on       ,      , 1997, at
a.m., local time, for the following purposes:

    1. To consider and vote upon a proposal to approve and adopt an Agreement and Plan of Reorganization among Cabot Noble, Inc., a newly formed Delaware corporation ("Cabot Noble"), ShopKo Stores, Inc., a Minnesota corporation ("ShopKo"), and Phar-Mor dated as of September 7, 1996, as amended and restated (the "Combination Agreement"), and a plan of exchange provided for therein (collectively, the "Phar-Mor Plan") pursuant to which each outstanding share of Phar-Mor common stock, par value $.01 per share ("Phar-Mor Shares"), will be exchanged for one share of Cabot Noble common stock, par value $.01 per share ("Cabot Noble Shares"), and each outstanding Phar-Mor warrant to purchase Phar-Mor Shares will be converted into a Cabot Noble warrant (a "Cabot Noble Warrant") to purchase a like number of Cabot Noble Shares (collectively, the "Phar-Mor Exchange"), concurrently with consummation of a plan of exchange (the "ShopKo Plan") pursuant to which each outstanding share of ShopKo common stock, par value $.01 per share ("ShopKo Shares") (other than ShopKo Shares as to which dissenters' rights are perfected), will be exchanged (the "ShopKo Exchange") for 2.4 Cabot Noble Shares, subject to adjustment to the extent that the value of the exchange consideration would otherwise fall outside a range of $17.25 to $18.00 per ShopKo Share based on the average of the daily closing sales prices per share of the Phar-Mor Shares during the
  thirty-day period ending on       , 1997 (the "ShopKo Exchange Ratio"), and
  cash in lieu of any fractional share, all as described in the Joint Proxy
  Statement/Prospectus dated        , 1997, attached to this Notice (the
  "Joint Proxy Statement/Prospectus"). The Phar-Mor Plan and the Shopko Plan are collectively referred to as the "Combination." For a more detailed explanation of the method by which the Average Closing Price and the ShopKo Exchange Ratio will be determined, including a toll-free number that shareholders of Phar-Mor and ShopKo may call to receive information regarding the Average Closing Price and the ShopKo Exchange Ratio, see "The Transaction--Terms of the Phar-Mor Plan" and Annex E to the Joint Proxy Statement/Prospectus. The Combination Agreement is attached as Annex A to the Joint Proxy Statement/Prospectus. Approval of the Combination by Phar-Mor shareholders constitutes approval of the assumption by Cabot Noble of ShopKo's and Phar-Mor's respective rights and obligations under their respective employee benefit plans.

    Immediately following the consummation of the Combination, Cabot Noble will purchase 90% of the Cabot Noble Shares issued pursuant to the ShopKo Exchange to supervalu inc., an approximately 46% shareholder of ShopKo prior to the Combination, in exchange for cash (the "Cabot Noble Buy Back" and, together with the Combination, the "Transaction"). The Transaction is subject to certain conditions, including the approval by the ShopKo shareholders and the Phar-Mor shareholders of the ShopKo Plan and the Phar-Mor Plan, respectively, as described in the Joint Proxy Statement/Prospectus. Phar-Mor shareholders and ShopKo shareholders are not being asked to approve the Cabot Noble Buy Back. However, it is a condition to the completion of the Combination that no condition or circumstance exists which would reasonably be expected to prevent or delay consummation of the Cabot Noble Buy Back. See "The Transaction--Background of the Transaction," and "--Cabot Noble Buy Back" in the Joint Proxy Statement/Prospectus.

    If the ShopKo Exchange Ratio is greater than 3.140, the Phar-Mor Board would have the right to terminate the Combination Agreement, unless ShopKo
  otherwise agrees on or before     , 1997 that the ShopKo Exchange Ratio
  shall be set at 3.140. If the ShopKo Exchange Ratio is less than 1.895, the

  ShopKo Board would have the right to terminate the Combination Agreement,
  unless Phar-Mor otherwise agrees on or before     , 1997 that the ShopKo
  Exchange Ratio shall be set at 1.895. In any event, the actual ShopKo
  Exchange Ratio will be determined by     , 1997, [a minimum of] [five] days
  prior to the originally scheduled date of the ShopKo Special Meeting. Shareholder approval will constitute approval of the Combination if (i) the ShopKo Exchange Ratio is greater than 3.140 or less than 1.895 and the Combination Agreement is not terminated or (ii) if the ShopKo Exchange Ratio would have been greater than, but is set at, 3.140 or would have been less than, but is set at, 1.895, in each case subject to the fiduciary obligations of the Board of Directors of Phar-Mor and ShopKo and other applicable legal requirements. The Boards of Directors of Phar-Mor and ShopKo each engaged an independent investment banking firm to deliver an opinion concerning the fairness of the transactions contemplated by the Combination Agreement to their respective shareholders from a financial point of view. These fairness opinions did not assess the fairness of the Combination if the actual ShopKo Exchange Ratio is below 1.895 or above
  3.140 and the ShopKo and Phar-Mor Boards decide not to terminate the Combination Agreement. In the event that the actual ShopKo Exchange Ratio exceeds 3.140 or is less than 1.895, the Phar-Mor Board will take such steps and conduct such deliberations as may be necessary, in the exercise of its fiduciary obligations, to determine whether or not to proceed with the Combination, and if so, on what terms. In such circumstances, the Phar-Mor Board may, among other steps, request that Phar-Mor's financial advisor render an updated opinion as to the fairness to the Phar-Mor shareholders, from a financial point of view, of the Combination, to reflect the actual ShopKo Exchange Ratio. The closing price of Phar-Mor Shares on February ,
  1997, was $    per share, as reported in The Wall Street Journal. If the
  Average Closing Price had been calculated on the basis of the thirty-day
  period ended    , it would have been $    (which would result in a ShopKo
  Exchange Ratio of 3 ). If the Average Closing Price results in a ShopKo Exchange Ratio greater than 3.140 (i.e. an Average Closing Price of less than approximately $5.493), the Phar-Mor Board would have the right to terminate the Combination Agreement, unless ShopKo otherwise agrees that the ShopKo Exchange Ratio shall be set at 3.140. Assuming a ShopKo Exchange Ratio equal to 3.140, shareholders of Phar-Mor will hold approximately 17.0% of the Cabot Noble Shares outstanding upon completion of the Transaction, with supervalu holding approximately 6.5% and ShopKo public shareholders holding approximately 76.5%, assuming no exercise of stock options or warrants of either ShopKo or Phar-Mor.


    2. To transact such other business as may properly come before the Special Meeting or any adjournment thereof.

  Only shareholders of record at the close of business on       , 1997, will
be entitled to notice of and to vote at the Special Meeting.

  THE BOARD OF DIRECTORS OF PHAR-MOR HAS APPROVED THE COMBINATION AGREEMENT, INCLUDING THE PHAR-MOR PLAN, AND HAS DETERMINED THAT THE TRANSACTION IS FAIR TO, AND IN THE BEST INTERESTS OF, PHAR-MOR AND THE PHAR-MOR SHAREHOLDERS. THE PHAR-MOR BOARD RECOMMENDS THAT SHAREHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE PHAR-MOR PLAN. THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE PHAR-MOR SHARES REPRESENTED AT THE SPECIAL MEETING, IN PERSON OR BY PROXY, AND ENTITLED TO VOTE THEREAT IS REQUIRED TO ADOPT THE PHAR-MOR PLAN.

  Pennsylvania law and Phar-Mor's Bylaws provide that those shareholders entitled to vote who attend a meeting of shareholders that has been previously adjourned for one or more periods aggregating at least 15 days because of the absence of a quorum, although representing less than a majority of the outstanding Phar-Mor Shares, shall nevertheless constitute a quorum for the purpose of acting upon any matter set forth in the notice of the meeting if the notice states that those shareholders who attend the adjourned meeting shall nevertheless constitute a quorum for the purpose of acting upon the matter. Thus, the Phar-Mor Plan could be approved by as few as one Phar-Mor shareholder if only one shareholder attends the adjourned Special Meeting, in person or by proxy, under such circumstances. Management of Phar-Mor believes that this provision will have little effect on shareholder rights because of the high likelihood that a substantially greater number of Phar-Mor Shareholders would attend such an adjourned meeting, in person or by proxy. SHAREHOLDERS ARE HEREBY NOTIFIED THAT, IN THE EVENT THE SCHEDULED SPECIAL MEETING IS ADJOURNED AS DESCRIBED ABOVE AND NEITHER PHAR-MOR NOR SHOPKO EXERCISES ITS RIGHT TO TERMINATE THE COMBINATION AGREEMENT, THEN ANY SHAREHOLDERS WHO ATTEND THE ADJOURNED SPECIAL MEETING, IN PERSON OR BY PROXY, AS DESCRIBED ABOVE, WHETHER OR NOT THEY HOLD LESS THAN A MAJORITY OF THE OUTSTANDING PHAR-MOR SHARES, SHALL NEVERTHELESS CONSTITUTE A QUORUM FOR THE PURPOSE OF ACTING ON THE MATTERS IDENTIFIED IN THIS NOTICE. NO FURTHER NOTICE TO PHAR-MOR SHAREHOLDERS IS REQUIRED IN CONNECTION WITH ANY ADJOURNMENT OF THE SPECIAL MEETING, OTHER THAN BY ANNOUNCEMENT AT THE MEETING AT WHICH THE ADJOURNMENT IS TAKEN, UNLESS THE PHAR-MOR BOARD FIXES A NEW RECORD DATE FOR THE ADJOURNED MEETING. IN THE EVENT THE SPECIAL MEETING IS ADJOURNED, SHAREHOLDERS SHALL HAVE THE RIGHT TO REVOKE THEIR PROXY OR CHANGE THEIR VOTE AT ANY TIME BEFORE THE FINAL SHAREHOLDER VOTE IS TAKEN BY GIVING WRITTEN NOTICE OF REVOCATION TO THE SECRETARY OF PHAR-MOR, BY SUBMITTING A LATER DATED PROXY, BY FOLLOWING THE TELEPHONE PROCEDURE SET FORTH BELOW OR BY VOTING IN PERSON AT THE ADJOURNED SPECIAL MEETING.

  The Combination Agreement provides that either the Phar-Mor Board or the ShopKo Board may terminate the Combination Agreement if the Effective Date does not occur on or before March 31, 1997. Therefore, based on the presently scheduled date of the Special Meeting, if such meeting were adjourned for the 15 day minimum period required to utilize the reduced quorum provisions described above, the ShopKo Board and the Phar-Mor Board would each have the right to terminate the Combination Agreement.

  Detailed information regarding the Transaction is contained in the attached Joint Proxy Statement/Prospectus which you are urged to read carefully. Holders of Phar-Mor Shares are not entitled to dissenters' rights in connection with the Transaction.

  Whether or not you expect to attend the Special Meeting in person, please vote, by either (i) completing, signing, dating and returning the accompanying
proxy card in the enclosed postage paid envelope; or (ii) by dialing (1 800   -
   ) between 8 a.m. and midnight Eastern Standard Time on any day commencing
    , 1997 and ending on     , 1997 (or, in the event that the Special Meeting
is adjourned, on the day prior to the date of the adjourned meeting) and telling the operator that you wish to send a collect datagram to Phar-Mor, Inc., providing the operator with your six digit identification number which appears in the upper left hand corner on the back side of your proxy card, informing the operator how you wish to vote, and giving the operator your name(s), address and number of shares exactly as such information appears on your proxy card. If you later desire to revoke your proxy, you may do so at any time before the shareholder vote is taken by giving written notice of revocation to the secretary of Phar-Mor, by submitting a later dated proxy, by following the telephonic procedure set forth above or by voting in person at the Special Meeting.

                                          By Order of the Board of Directors,

                                                     John R. Ficarro
                                                        Secretary

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY + +OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THAT A FINAL PROSPECTUS HAS BEEN +
+DELIVERED. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE       +
+SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE         +
+SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED FEBRUARY 25, 1997
                        JOINT PROXY STATEMENT/PROSPECTUS
                               CABOT NOBLE, INC.
                                   PROSPECTUS


         SHOPKO STORES, INC.                          PHAR-MOR, INC.
           PROXY STATEMENT                            PROXY STATEMENT
  For Special Meeting of Shareholders       For Special Meeting of Shareholders
     To Be Held       , 1997                      To Be Held       , 1997


  This Joint Proxy Statement/Prospectus is being furnished to the shareholders of ShopKo Stores, Inc. ("ShopKo") and Phar-Mor, Inc. ("Phar-Mor") in connection with the proposed share exchanges with Cabot Noble, Inc. ("Cabot Noble") as a result of which (i) ShopKo and Phar-Mor will become wholly owned subsidiaries of Cabot Noble, (ii) holders of common stock of ShopKo, par value $.01 per share ("ShopKo Shares") (other than ShopKo Shares as to which dissenters' rights have been perfected), will receive 2.4 shares of common stock of Cabot Noble, par value $.01 per share ("Cabot Noble Shares"), in exchange for each outstanding ShopKo Share, subject to adjustment to the extent that the value of the exchange consideration received per ShopKo Share would otherwise fall outside a range of $17.25 to $18.00 (the "ShopKo Exchange Ratio") (based on the average of the daily closing sales prices per share of the common stock of Phar-Mor, par value $.01 per share ("Phar-Mor Shares"), during the thirty-day
period ending on        , 1997 (the "Average Closing Price")), and cash in lieu
of any fractional Cabot Noble Share (the "ShopKo Exchange") (See Annex E hereto) and (iii) holders of Phar-Mor Shares will receive one Cabot Noble Share in exchange for each outstanding Phar-Mor Share and Phar-Mor warrants to purchase Phar-Mor Shares ("Phar-Mor Warrants") will be converted into Cabot Noble warrants ("Cabot Noble Warrants") to purchase a like number of Cabot Noble Shares (collectively, the "Phar-Mor Exchange"). The Combination Agreement (as defined below) and the ShopKo Exchange are collectively referred to as the "ShopKo Plan," the Combination Agreement and the Phar-Mor Exchange are collectively referred to as the "Phar-Mor Plan" and the ShopKo Plan and the Phar-Mor Plan are collectively referred to as the "Combination." If the Average Closing Price results in a ShopKo Exchange Ratio greater than 3.140 (i.e. an Average Closing Price of less than approximately $5.493), the Board of Directors of Phar-Mor (the "Phar-Mor Board") would have the right to terminate
the Combination Agreement, unless ShopKo otherwise agrees on or before     ,
1997 that the ShopKo Exchange Ratio shall be set at 3.140 (i.e. based on an Average Closing Price of $5.494). If the Average Closing Price results in a ShopKo Exchange Ratio less than 1.895 (i.e. an Average Closing Price of more than approximately $9.501), the Board of Directors of ShopKo (the "ShopKo Board") would have the right to terminate the Combination Agreement, unless
Phar-Mor otherwise agrees on or before     , 1997 that the ShopKo Exchange
Ratio shall be set at 1.895 (i.e. based on an Average Closing Price of $9.499).
In any event, the actual ShopKo Exchange Ratio will be determined by     ,
1997, [a minimum of] [five] days prior to the originally scheduled date of ShopKo's special meeting of shareholders. For a more detailed explanation of the method by which the ShopKo Exchange Ratio will be determined, including a toll-free telephone number that shareholders of ShopKo or Phar-Mor may call
during the period from     , 1997 through the day following the conclusion of
the Special Meetings to receive updated information regarding the ShopKo Exchange Ratio, see "The Transaction--Terms of the ShopKo Plan."

  Immediately following the consummation of the Combination, Cabot Noble will purchase 90% of the Cabot Noble Shares issued pursuant to the ShopKo Exchange to supervalu inc. ("supervalu"), an approximately 46% shareholder of ShopKo prior to the Combination, in exchange for cash in an aggregate amount equivalent to $16.86 per ShopKo Share (the "Cabot Noble Buy Back" and, together with the Combination, the "Transaction"). See "The Transaction--Background of the Transaction" and "--Cabot Noble Buy Back."
                                                        [continued on next page]

                                  -----------

THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE COMBINATION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY
 STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY
  STATEMENT/PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

  FOR A DESCRIPTION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING THE TRANSACTION AND THE RECEIPT OF THE SECURITIES OFFERED HEREBY, SEE "RISK
                      FACTORS" BEGINNING ON PAGE 20.

                                  -----------

  The date of this Joint Proxy Statement/Prospectus, and the approximate date on which this Joint Proxy Statement/Prospectus is first being mailed to shareholders, is February , 1997.

[Continued from Cover Page]

  This Joint Proxy Statement/Prospectus constitutes (i) the Proxy Statement of ShopKo with respect to the solicitation of proxies by the ShopKo Board for use at ShopKo's special meeting of shareholders, and at any adjournment thereof (the "ShopKo Special Meeting"), at which the holders of ShopKo Shares will be asked to consider and vote upon the Agreement and Plan of Reorganization dated as of September 7, 1996, as amended, by and among Cabot Noble, Phar-Mor and ShopKo (the "Combination Agreement") and the ShopKo Exchange (collectively, the "ShopKo Plan"), (ii) the Proxy Statement of Phar-Mor with respect to the solicitation of proxies by the Phar-Mor Board for use at Phar-Mor's special meeting of shareholders, and at any adjournment thereof (the "Phar-Mor Special Meeting"), at which the holders of Phar-Mor Shares will be asked to consider and vote upon the Combination Agreement and the Phar-Mor Exchange (collectively, the "Phar-Mor Plan"), and (iii) the Prospectus of Cabot Noble with respect to the Cabot Noble Shares and Cabot Noble Warrants to be issued in the Combination and the Cabot Noble Shares reserved for issuance upon the exercise of such Cabot Noble Warrants (collectively, the "Securities"). Approval of the Combination by ShopKo shareholders and Phar-Mor shareholders constitutes approval of the assumption by Cabot Noble of ShopKo's and Phar-Mor's respective rights and obligations under their respective employee benefit plans.

  Cabot Noble has filed a Registration Statement on Form S-4 of which this Joint Proxy Statement/Prospectus is a part (herein, together with all amendments and exhibits thereto, referred to as the "Registration Statement"), under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission relating to the Cabot Noble Shares and the Cabot Noble Warrants. All information in the Registration Statement regarding Cabot Noble has been provided by Cabot Noble, all information in the Registration Statement regarding ShopKo has been provided by ShopKo and all information in the Registration Statement regarding Phar-Mor has been provided by Phar-Mor. The Registration Statement of which this Joint Proxy Statement/Prospectus is a part also relates to and covers the resale of Cabot Noble Shares to be received by certain affiliate shareholders of Phar-Mor and ShopKo pursuant to the Combination (the "Selling Stockholders"). See "Selling Stockholders."

  ShopKo Shares and Phar-Mor Shares which are represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated in such proxies. If no instructions are so indicated, such shares will be voted in favor of approval and adoption of the ShopKo Plan and the Phar-Mor Plan, respectively, and, in the discretion of the respective proxy holder, such other business as may properly come before the Special Meetings. Any shareholder of Phar-Mor who has given a proxy may revoke it at any time prior to its exercise at the Phar-Mor Special Meeting by filing an instrument revoking it with the secretary of Phar-Mor, by duly executing a proxy bearing a later date, by following the telephonic procedure as set forth in "The Special Meetings--Solicitation of Phar-Mor Proxies" or by appearing at the Phar-Mor Special Meeting and voting in person. Any shareholder of ShopKo who has given a proxy may revoke it at any time prior to its exercise at the ShopKo Special Meeting by filing an instrument revoking it with an officer of ShopKo, or by duly executing and filing with an officer of ShopKo a proxy bearing a later date, which may be done in person at the ShopKo Special Meeting. The mere presence at the ShopKo Special Meeting of a person who has appointed a proxy does not revoke the appointment.

  The ShopKo Shares are traded on the New York Stock Exchange (the "NYSE") under the symbol "SKO." The Phar-Mor Shares are quoted on the Nasdaq National
Stock Market System ("Nasdaq-NMS") under the symbol "PMOR." On         , 1997,
the last sale price of the ShopKo Shares and the Phar-Mor Shares was $   and
$   per share, respectively. See "Market Price and Dividend Data."

  The Cabot Noble Shares have been approved for trading on the NYSE, subject to official notice of issuance, and the Cabot Noble Warrants have been approved for quotation on the Nasdaq Small Cap Market.

                             AVAILABLE INFORMATION

  Cabot Noble has filed with the Securities and Exchange Commission (the "Commission") the Registration Statement under the Securities Act with respect to the Cabot Noble Shares and Cabot Noble Warrants. This Joint Proxy Statement/Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Joint Proxy Statement/Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by reference to such contract or document.

  Each of Phar-Mor and ShopKo is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: 7 World Trade Center, Thirteenth Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may also be obtained by mail, upon payment of the Commission's customary fees, by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The ShopKo Shares are listed on the NYSE. The Phar-Mor Shares are listed on the Nasdaq-NMS. Reports, proxy statements and other information filed by ShopKo may be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005, and such information filed by Phar-Mor may also be inspected at the offices of the Nasdaq-NMS at 1735 K Street, N.W., Washington, D.C. 20006. The Commission maintains an Internet web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding each of Phar-Mor and ShopKo.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents previously filed with the Commission by ShopKo pursuant to the Exchange Act are incorporated by reference in this Proxy
Statement:

    1. ShopKo's Annual Report on Form 10-K for the fiscal year ended February 24, 1996;

    2. ShopKo's Quarterly Reports on Form 10-Q for the fiscal quarters ended June 15, September 7 and November 30, 1996;

    3. ShopKo's Current Reports on Form 8-K dated September 7 and October 11, 1996; and

    4. ShopKo's Proxy Statement for its Annual Meeting of Shareholders dated May 10, 1996.

  The information relating to ShopKo contained in this Joint Proxy Statement/Prospectus does not purport to be comprehensive and should be read together with the information in the documents incorporated by reference herein.

  All documents filed by ShopKo pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Joint Proxy Statement/Prospectus and prior to the date of the Special Meetings (as defined below in "Summary--The Special Meetings") shall be deemed to be incorporated by reference in this Joint Proxy Statement/Prospectus and be a part hereof from the dates of filing such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement/Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement/Prospectus.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS WITH RESPECT TO THE MATTERS DESCRIBED IN THIS JOINT PROXY STATEMENT/PROSPECTUS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CABOT NOBLE, SHOPKO OR PHAR-MOR. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, NOR DOES IT CONSTITUTE THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE ANY SUCH SOLICITATION IN SUCH JURISDICTION. THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS SHALL NOT, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF CABOT NOBLE, SHOPKO OR PHAR-MOR SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

  THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF SUCH DOCUMENTS (OTHER THAN EXHIBITS THERETO WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE HEREIN) ARE AVAILABLE, WITHOUT CHARGE, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER OF SHOPKO SHARES OR PHAR-MOR SHARES TO WHOM THIS JOINT PROXY STATEMENT/PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST, TO RICHARD D. SCHEPP, CORPORATE SECRETARY, SHOPKO STORES, INC. 700 PILGRIM WAY, P.O. BOX 19060, GREEN BAY, WISCONSIN 54307-9060, TELEPHONE NUMBER (414) 497-2211, OR JOHN R. FICARRO, CORPORATE SECRETARY, PHAR-MOR, INC., 20 FEDERAL PLAZA WEST, YOUNGSTOWN, OHIO, 44501-0400, TELEPHONE NUMBER (330) 746-6641. IN ORDER TO ENSURE DELIVERY OF DOCUMENTS PRIOR TO THE APPLICABLE SPECIAL MEETING, ANY
REQUEST THEREFOR SHOULD BE MADE NOT LATER THAN       , 1997.

                          FORWARD-LOOKING STATEMENTS

  The actual results of ShopKo, Phar-Mor and Cabot Noble, and the expected cost savings, synergies and other benefits of the Combination for each such company and their respective shareholders, may differ materially from those contained in forward-looking statements contained in (i) this Joint Proxy Statement/Prospectus, including, without limitation, statements made under "Cabot Noble Business Strategy," "Certain Forward-Looking Information," "Summary--Benefits of the Transaction" and Annex G hereto, (ii) information included or incorporated by reference in future filings by ShopKo, Phar-Mor, or Cabot Noble with the Commission, and (iii) information contained in written material, releases and oral statements issued by, or on behalf of, ShopKo, Phar-Mor or Cabot Noble. Factors which may cause such a difference to occur include, but are not limited to: (i) delays in realizing anticipated cost savings, (ii) higher than anticipated costs in completing the Transaction,
(iii) business disruption related to the Transaction (both before and after completion), (iv) cost savings that are less than anticipated, (v) higher than expected financing or refinancing costs, (vi) costs and delays caused by any litigation, (vii) unanticipated regulatory delays or constraints or changes in the proposed Transaction required by regulatory authorities, (viii) other unanticipated occurrences which may delay the consummation of the Transaction, increase the costs related to the Transaction, or decrease the expected financial and other benefits of the Transaction, (ix) heightened competition, including specifically increased price competition from national and regional discount stores, specialty stores, and prescription benefit management companies, (x) adverse weather conditions, (xi) changes in the prescription drug industry regarding pricing, formulary use, or reimbursement practices,
(xii) minimum wage legislation, (xiii) regulatory and litigation matters affecting health care services, particularly prescription benefit managers,
(xiv) higher than anticipated interest rates, (xv) real estate costs and construction and development costs, (xvi) inventory imbalances caused by unanticipated fluctuations in consumer demand, (xvii) trends in the economy which affect consumer confidence and consumer demand for retail goods, and (xviii) matters identified under "Risk Factors" which are incorporated herein by reference.

                               TABLE OF CONTENTS

Summary....................................................................   1
Risk Factors...............................................................  20
 Competition...............................................................  20
 Limited Operating History of Reorganized Phar-Mor.........................  20
 Combination of Retail Operations; Realization of Synergies................  20
 Leverage..................................................................  21
 Interests of Management...................................................  21
 Trading Market for Cabot Noble Shares.....................................  21
 Holding Company Structure; Reliance on Subsidiaries for Dividends.........  21
 Dividends.................................................................  22
 Dilution; Control of Cabot Noble..........................................  22
 Resale of Cabot Noble Shares..............................................  23
 Market Price of Cabot Noble Shares........................................  23
 Dependence on Key Personnel...............................................  23
 Reduced Quorum Requirement................................................  24
 No Appraisal Rights for Holders of Phar-Mor Shares; ShopKo Dissenters'
  Rights...................................................................  25
 Anti-Takeover Provisions..................................................  25
 Litigation and Insurance..................................................  25
 Hamilton Morgan Issues....................................................  26
 Formulary Revenues........................................................  27
Cabot Noble Business Strategy..............................................  28
 General...................................................................  28
 Expected Cost Savings and Synergies from the Combination .................  28
 Expected Cost Savings fom the Combination.................................  29
 Expected Revenue Enhancements from the Combination........................  30
 ProVantage................................................................  31
 Strategic Benefits of the Combination.....................................  32
Comparative Per Share Data.................................................  34
Capitalization.............................................................  35
Market Price and Dividend Data.............................................  36
 ShopKo....................................................................  36
 Phar-Mor..................................................................  36
 Cabot Noble...............................................................  37
The Special Meetings.......................................................  38
 General...................................................................  38
 ShopKo Record Date; Quorum; Vote Required.................................  38
 Phar-Mor Record Date; Quorum; Vote Required...............................  38
 Dissenters' Rights........................................................  40
 Solicitation of ShopKo Proxies............................................  43
 Solicitation of Phar-Mor Proxies..........................................  45
 Other Matters to be Considered............................................  45
The Transaction............................................................  46
 Background of the Transaction.............................................  46
 Recommendations of ShopKo Board; Reasons for the Transaction..............  51
 ShopKo Fairness Opinion...................................................  53
 Recommendations of Phar-Mor Board; Reasons for the Transaction............  57
 Phar-Mor Fairness Opinion.................................................  58
 Terms of the ShopKo Plan..................................................  64
 Terms of the Phar-Mor Plan................................................  65
 Voting Agreement..........................................................  66
 Exchange of Certificates..................................................  66

 Fractional Share Interests...............................................  67
 Treatment of Options, Warrants and Other Rights..........................  67
 Cabot Noble Buy Back.....................................................  68
 Financing................................................................  69
 Representations and Warranties...........................................  70
 Operations of Phar-Mor, ShopKo and Cabot Noble Prior to the Transaction..  70
 ShopKo Dividends.........................................................  71
 No Solicitation; Certain Negotiations....................................  71
 Director and Officer Indemnification and Liability Insurance.............  71
 Conditions Precedent to the Transaction..................................  71
 Termination; Break-up Fee................................................  73
 Modification or Waiver...................................................  74
 Accounting Treatment.....................................................  74
Certain United States Federal Income Tax Consequences.....................  76
Certain Forward-Looking Information.......................................  78
 Cabot Noble Pro Forma Combined Projections...............................  78
 ShopKo Information Supplied to Phar-Mor..................................  80
 Phar-Mor Information Supplied to ShopKo..................................  83
 Certain Management Projections...........................................  86
Cabot Noble Unaudited Pro Forma Consolidated Financial Statements.........  88
ShopKo Selected Consolidated Financial Data...............................  96
ShopKo Management's Discussion and Analysis of Financial Condition and
 Results of Operations....................................................  97
 General..................................................................  97
 Results of Operations....................................................  97
 Liquidity and Capital Resources.......................................... 101
 Inflation................................................................ 102
Phar-Mor Selected Consolidated Financial Data............................. 103
Phar-Mor Management's Discussion and Analysis of Financial Condition and
 Results of Operations.................................................... 104
 General.................................................................. 104
 Recent Developments and Outlook.......................................... 104
 New Marketing Approach and Store Remodel Program......................... 104
 Results of Operations.................................................... 105
 Unaudited Pro Forma Consolidated Statements of Operations................ 105
 Financial Condition and Liquidity........................................ 110
 Trends, Demands, Commitments, Events or Uncertainties.................... 112
 Inflation................................................................ 112
Description of Cabot Noble................................................ 113
 General.................................................................. 113
 Directors and Executive Officers......................................... 113
 Management Compensation.................................................. 114
 Employment Contracts..................................................... 115
 Director Remuneration.................................................... 115
 Stock Incentive Plan..................................................... 116
 Director Stock Plan...................................................... 118
 Director Phantom Stock Plan.............................................. 119
 Pro Forma Beneficial Ownership of Cabot Noble Shares..................... 120

Description of ShopKo...................................................... 122
 General................................................................... 122
 Merchandising Philosophy--Management...................................... 122
 Merchandising and Services--General Merchandise........................... 123
 Merchandising and Services--Health Services............................... 123
 Marketing and Advertising................................................. 124
 Store Layout and Design................................................... 125
 Store Operations and Management........................................... 125
 Purchasing and Distribution............................................... 126
 Management Information Systems............................................ 127
 Expansion................................................................. 127
 Competition............................................................... 128
 Seasonality............................................................... 129
 Employees................................................................. 129
 Government Regulation..................................................... 129
 Properties................................................................ 131
 Legal Proceedings......................................................... 132
 Executive Officers of ShopKo.............................................. 132
 Employment Agreements--Executive Officers................................. 134
 Indemnification of Officers and Directors................................. 134
 Severance Agreements...................................................... 134
 Security Ownership of Certain Beneficial Owners and Management............ 136
Description of Phar-Mor.................................................... 137
 General................................................................... 137
 Operations................................................................ 138
 Marketing and Merchandising............................................... 139
 Sales..................................................................... 140
 Competition............................................................... 141
 Capital Expenditures...................................................... 141
 Growth.................................................................... 141
 Trademarks and Service Marks.............................................. 142
 History................................................................... 142
 Regulation................................................................ 144
 Properties................................................................ 144
 Legal Proceedings......................................................... 145
 Directors and Executive Officers.......................................... 145
 Executive Compensation.................................................... 148
 Executive Compensation Plans.............................................. 151
 Compensation of Directors................................................. 154
 Employment Contracts and Termination of Employment and Change-in-Control
  Arrangements............................................................. 154
 Compensation Committee Interlocks and Insider Participation............... 158
 Security Ownership of Certain Beneficial Owners and Management............ 158
 Certain Relationships and Related Transactions............................ 161
Description of Capital Stock of Cabot Noble................................ 164
 Common Stock.............................................................. 164

 Preferred Stock.......................................................... 164
 Warrants................................................................. 164
 Transfer Agent and Registrar............................................. 165
Comparison of Rights of Phar-Mor and ShopKo Shareholders and Cabot Noble
 Stockholders............................................................. 166
 Classes and Series of Capital Stock...................................... 166
 Director and Officer Liability and Indemnification....................... 166
 Special Meetings of Shareholders......................................... 168
 Annual Meeting of Shareholders........................................... 169
 Dividends and Distributions.............................................. 169
 Appraisal Rights......................................................... 170
 Shareholder Approval of Mergers.......................................... 171
 Stock Repurchases........................................................ 172
 Removal of Directors..................................................... 172
 Charter Amendments....................................................... 173
 Shareholder Action without a Meeting..................................... 174
 "Anti-Takeover" Laws..................................................... 174
 Voluntary Dissolution.................................................... 176
 Transactions with Directors.............................................. 176
 Filling Vacancies on the Board of Directors.............................. 177
 Number and Qualification of Directors.................................... 177
 Preemptive Rights........................................................ 178
 Director Action by Written Consent....................................... 178
 Voting in the Election of Directors...................................... 179
Certain Transactions...................................................... 179
 ShopKo Employment Agreements--Executive Officers......................... 179
 Effect of the Transaction on Stock Option and Restricted Stock Awards of
  ShopKo.................................................................. 181
 CareStream Scrip Card Acquisition by ShopKo.............................. 182
 Supply Agreements with McKesson Corp. ................................... 182
 Phar-Mor Option Grants; Employment
  Agreements--Executive Officers.......................................... 182
Selling Stockholders...................................................... 183
 Shares Available for Future Sale......................................... 183
 Registration Rights...................................................... 183
 Plan of Distribution.....................................................
Legal Matters............................................................. 184
Experts................................................................... 184
Index to Financial Statements............................................. F-1

--------------------------------------------------------------------------------

 Annex A.. Agreement and Plan of Reorganization, as amended
 Annex B.. Fairness Opinion of Salomon Brothers Inc
 Annex C.. Fairness Opinion of Jefferies & Company, Inc.
 Annex D.. Minnesota Dissenters' Rights Statute
 Annex E.. Calculation of ShopKo Exchange Ratio
 Annex F.. Restated Certificate of Incorporation of Cabot Noble, Inc.
 Annex G.. Certain Projections

                                    SUMMARY

  The following is a summary of certain information contained elsewhere in this Joint Proxy Statement/Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information and financial statements, including the notes thereto, contained elsewhere in this Joint Proxy Statement/Prospectus. Unless the context otherwise requires, this Joint Proxy Statement/Prospectus assumes that (i) all outstanding Phar-Mor Shares and ShopKo Shares are exchanged in the Combination for Cabot Noble Shares, (ii) no options or warrants issued by ShopKo or Phar-Mor are exercised prior to the Effective Date, (iii) the ShopKo Exchange Ratio is 3.140, the ratio above which Phar-Mor has the right to terminate the Combination Agreement, subject to ShopKo's right to set the ratio at 3.140, and (iv) the Cabot Noble Buy Back has been consummated. The closing price of Phar-Mor Shares on February , 1997, was
$    per share, as reported in The Wall Street Journal. If the Average Closing
Price had been calculated on the basis of the thirty-day period ended February
 , 1997, it would have been $    (which would result in a ShopKo Exchange Ratio
of 3 ). If the Average Closing Price results in a ShopKo Exchange Ratio greater than 3.140 (i.e. an Average Closing Price of less than approximately $5.493), Phar-Mor would have the right to terminate the Combination Agreement, unless ShopKo otherwise agrees that the ShopKo Exchange Ratio shall be set at 3.140. The actual ShopKo Exchange Ratio will be based on the average of the daily closing sale prices per Phar-Mor Share during the thirty-day period ending on March , 1997. See "--The ShopKo Exchange" and Annex E hereto.

                                 THE COMPANIES

CABOT NOBLE:

  As used herein "Cabot Noble" refers to Cabot Noble, Inc., a Delaware corporation, and as the context requires, after the Effective Date (as defined below in "--Effective Date"), its wholly owned subsidiaries, ShopKo and Phar-Mor. Until the Combination, Cabot Noble will have minimal assets and will conduct no business. After the Combination, Cabot Noble will be the holding company for Phar-Mor and ShopKo, through which Cabot Noble will conduct retail discount drugstore, general merchandise and managed health care businesses. See "Cabot Noble Business Strategy" and "Description of Cabot Noble." The principal executive offices of Cabot Noble will be located at 700 Pilgrim Way, P.O. Box 19060, Green Bay, Wisconsin 54307-9060 (telephone number 414/497-2211).

SHOPKO:

  As used herein "ShopKo" refers to ShopKo Stores, Inc., a Minnesota corporation, and, as the context requires, references to ShopKo include its subsidiaries. ShopKo will become a wholly owned subsidiary of Cabot Noble upon completion of the Combination. ShopKo is principally engaged in the business of providing general merchandise and health services through retail stores and other managed health care services through its subsidiary, ProVantage, Inc. ("ProVantage"). As of February , 1997, ShopKo operated 130 stores in 18 states located primarily in the Upper Midwest, Pacific Northwest and Western Mountain regions of the United States. ProVantage's managed health care operations are distinct from ShopKo's retail operations, and a public offering of ProVantage's common stock at some point in the future is a possibility. However, there can be no assurance as to if or when any such offering will occur. See "Cabot Noble Business Strategy--ProVantage." Currently, 46% of the outstanding ShopKo Shares are owned by supervalu and the balance is widely held by other holders of ShopKo Shares (the "ShopKo Public Shareholders"). See "Description of ShopKo." The principal executive offices of ShopKo are located at 700 Pilgrim Way, P.O. Box 19060, Green Bay, Wisconsin 54307-9060 (telephone number 414/497-2211).

PHAR-MOR:

  As used herein "Phar-Mor" refers to Phar-Mor, Inc., a Pennsylvania corporation, and, as the context requires, references to Phar-Mor include its subsidiaries. Phar-Mor will become a wholly owned subsidiary of Cabot Noble upon completion of the Combination. Phar-Mor is principally engaged in the business of providing discount drugstore products and services through retail stores. As of February
 , 1997, Phar-Mor operated 103 stores in 22 U.S. metropolitan markets located primarily in Ohio (15 stores), Pennsylvania (34 stores), and Virginia (11 stores). All but one of these stores were selected from among the 311 stores operated by Phar-Mor before it emerged from bankruptcy in September 1995. See "Description of Phar-Mor." The principal executive offices of Phar-Mor are located at 20 Federal Plaza West, Youngstown, Ohio 44501-0400 (telephone number 330/746-6641).

                                THE TRANSACTION

GENERAL

  ShopKo is a leading regional retailer of general merchandise and health services operating 130 stores in 15 states. ShopKo's retail stores offer a wide variety of hardline and softline goods. A significant majority of ShopKo's stores include full service pharmacy and optical departments. ShopKo's wholly owned subsidiary, ProVantage, specializes in prescription benefit management
(PBM), vision benefit management (VBM) and health care decision support services (DSS). Phar-Mor operates a chain of discount retail drugstores which sell prescription and over-the-counter drugs, health and beauty care products, cosmetics, greeting cards, groceries, beer, wine, tobacco, soft drinks and seasonal and other general merchandise and rent videos. As of January 2, 1997, Phar-Mor operated 103 stores in 22 metropolitan areas in 18 states. The Combination will combine these businesses under Cabot Noble as a common holding company, which the ShopKo Board and Phar-Mor Board believe will result in a national discount merchandise and health services provider with reduced operational and administrative costs, enhanced profitability and a stronger competitive position.

  The ShopKo Board and the Phar-Mor Board have approved the Agreement and Plan of Reorganization dated as of September 7, 1996, as amended, by and among Cabot Noble, Phar-Mor and ShopKo (the "Combination Agreement") and the share exchanges contemplated thereby (the "Combination" and, together with the Cabot Noble Buy Back, the "Transaction"). Upon the consummation of the Transaction, former ShopKo Public Shareholders will hold approximately 76.5%, supervalu will own approximately 6.5%, and former shareholders of Phar-Mor will hold approximately 17.0% of the total outstanding Cabot Noble Shares. The actual percentages will depend upon the actual ShopKo Exchange Ratio. See Annex E. The Board of Directors of Cabot Noble (the "Cabot Noble Board") will consist of (i) the six current directors of Phar-Mor, (ii) an additional independent director designated by the Phar-Mor Board with the approval of the independent members of the ShopKo Board, (iii) Dale P. Kramer, the current chief executive officer of ShopKo, and (iv) two individuals, at least one of whom will be an independent director, designated by the ShopKo Board with the approval of the independent members of the Phar-Mor Board. Robert M. Haft, the Chairman and Chief Executive Officer of Cabot Noble and Phar-Mor, M. David Schwartz, the President and Chief Operating Officer of Phar-Mor, Daniel J. O'Leary, the Chief Financial Officer of Phar-Mor, and John R. Ficarro, the Senior Vice President, General Counsel and Secretary and Phar-Mor, currently comprise the Cabot Noble Board. Each of Messrs. Schwartz, O'Leary and Ficarro will resign as directors of Cabot Noble effective as of the Effective Date. After the Effective Date, Cabot Noble will have a management team drawn from both companies. See "Description of Cabot Noble--Directors and Executive Officers." For additional information concerning the business of Cabot Noble, see "Cabot Noble Business Strategy" and "Description of Cabot Noble."

  The Combination will be accomplished through simultaneous share exchanges, whereby ShopKo and Phar-Mor will become wholly owned subsidiaries of Cabot Noble and former shareholders of ShopKo and Phar-Mor will receive Cabot Noble Shares in accordance with the exchange ratios described herein. The ShopKo Exchange and the Phar-Mor Exchange will each be accounted for as a purchase by ShopKo of Phar-Mor. The principal terms of the Transaction, including the ShopKo Exchange, the Phar-Mor Exchange and the Cabot Noble Buy Back, are summarized below.

BENEFITS OF THE TRANSACTION

  The financial benefits summarized below are based on the management projections set forth in "Certain Forward-Looking Information," which consist of the Current ShopKo Management Projections, prepared by ShopKo management, the Current Phar-Mor Management Projections, prepared by Phar-Mor management, and the Current Cabot Noble Management Projections, prepared jointly by the current managements of Phar-Mor and ShopKo (collectively, the "Current Management Projections"). The Current Management Projections, which were prepared in February 1997, are updates of the "Initial Management Projections" (as defined and set forth in Annex G) which were prepared during the course of negotiations for the Transaction prior to the execution of the Combination Agreement in September 1996. The Current Management Projections and the Initial Management Projections are based on assumptions which are inherently subject to business, economic and competitive uncertainties and accordingly there can be no assurance that any of the results projected therein will be realized. Among the factors which may cause Cabot Noble not to realize in whole or in part the anticipated benefits of the Combination are (i) lower than anticipated savings from combined purchasing activities; (ii) higher than anticipated costs of integrating the operations of the two companies; (iii) greater than anticipated problems in cross-merchandising; (iv) lower than anticipated savings from combining distribution facilities; and (v) lower than anticipated savings from administrative efficiencies. See "Risk Factors--Combination of Retail Operations; Realization of Synergies" and "Certain Forward-Looking Information."

  The Current Management Projections differ from the Initial Management Projections inasmuch as they reflect changes in the terms of the Transaction and actual operating results that have occurred since September 1996. Namely:

    . The Current Phar-Mor Management Projections reflect reprojected operating results for fiscal years 1997, 1998 and 1999 based on (i) current trends toward reduced increases in comparable store sales,
      (ii) the opening of two new stores in fiscal year 1997 and the expected opening of one new store in fiscal year 1998 and (iii) increased selling, general and administrative expenses due to current trends in store expenses and corporate overhead expenses.

    . The Current Shopko Management Projections include reprojected results for fiscal years 1998 and 1999 based on fiscal year 1997 results which reflect trends toward (i) increased sales and decreased gross profit percentage for retail operations and (ii) reduced sales, reduced selling, general and administration expenses and increased gross profit percentage for ProVantage.

    . The Current Cabot Noble Management Projections reflect (i) revisions to the Phar-Mor and ShopKo Management Projections discussed above,
      (ii) a delay in realizing synergies expected from the Combination resulting from the delay in the anticipated closing of the Transaction, (iii) revisions to the anticipated cost of integrating the companies, and (iv) lower interest expense due to reductions in the estimated amount of indebtedness outstanding upon consummation of the Combination.

  The various cost savings and other benefits identified below are presented net of depreciation associated with the estimated $8.5 million of capital required to integrate certain ShopKo and Phar-Mor operations and net of other incremental expenses. See "Certain Forward-Looking Information" and Annex G.

    Benefits of the Transaction to ShopKo Public Shareholders. Among the factors considered by the ShopKo Board were the following expected benefits of the proposed Transaction:

    . The Transaction is expected to result in earnings per share accretion to ShopKo's shareholders based upon an analysis prepared by ShopKo's financial advisor. See Annex G and "Certain Forward-Looking
      Information."

    . As a result of the Cabot Noble Buy Back, the ShopKo Public
      Shareholders will own a much greater percentage of Cabot Noble (originally estimated to be approximately 73%, and subsequently updated by management to be approximately 76.5%) than they currently own of ShopKo (approximately 54%).

    . The value to be received by the ShopKo Public Shareholders is a premium to both the pre-announcement trading price of the ShopKo Shares and the value to be received by supervalu in the Cabot Noble Buy Back.

    . The Cabot Noble Buy Back substantially reduces the perceived depressive effect on the market price of ShopKo Shares attributable to supervalu's expressed desire to liquidate its 46% equity ownership in ShopKo, which had created an "overhang" on the market. The approximately $70 million of excess cash expected to be held by Phar-Mor and made available to Cabot Noble through the Combination will fund a substantial portion of the Cabot Noble Buy Back.

    . The ShopKo Public Shareholders will exchange their investment in a regional business for an investment in a national and more diversified business.

    . The Combination is designed to enable ShopKo to (1) decrease its expense ratios by eliminating administrative redundancies; (2) increase its revenues, buying power and gross margins through combined sourcing of merchandise with Phar-Mor; and (3) reinvest a significant portion of the synergies resulting from the Combination in lower and more competitive prices for consumable merchandise sold in its stores. As a result of these benefits, ShopKo should be able to compete more effectively.

    . The Combination results in the acquisition of an equity interest in the Phar-Mor business--103 stores (102 of which were selected from Phar-Mor's 311 pre-bankruptcy stores)--in combination with ShopKo's administrative management strength and infrastructure. The Combination will create cross-merchandizing opportunities for Phar-Mor and ShopKo. After the Combination, it is expected that Phar-Mor will sell selected ShopKo merchandise and optical services using Phar-Mor's current excess floor space.

  In approving the ShopKo Plan, the ShopKo Board, as well as Salomon Brothers Inc, ShopKo's financial advisor ("Salomon Brothers"), considered the Initial Management Projections, as well as the "Adjusted Projections Used By Salomon Brothers" (as defined and included in Annex G). While the Current Management Projections were not considered by the ShopKo Board in approving the ShopKo Plan, the ShopKo Board has reviewed such current projections. The ShopKo Board and Salomon Brothers have also considered the anticipated benefits and synergies set forth in "Cabot Noble Business Strategies."

    Benefits of the Transaction to Phar-Mor Shareholders. Among the factors considered by the Phar-Mor Board were the following expected benefits of the proposed Transaction:

    . It combines Phar-Mor, a regional discount merchandise chain with 103 stores in 18 states, with ShopKo to create a national discount retailer offering pharmaceutical products and services in the United States with a total of over 230 stores in 29 states across the nation, and combined projected revenues of nearly $3.4 billion in fiscal year 1997, including ProVantage projected fiscal year 1997 revenues of approximately $360 million. See Annex G and "Certain Forward-Looking Information."

    . It significantly increases the projected earnings per share from Phar-
      Mor's current projections. For example, earnings per share were originally projected to increase by $0.43-$0.60 in each of fiscal years 1997 to 1999. Subsequently updated management projections reflect earnings per share increases in each of fiscal years 1997, 1998 and 1999, versus Phar-Mor on a stand-alone basis of $1.14, $0.61 and $0.75, respectively, prior to consideration of one-time charges to be incurred by ShopKo in connection with the Combination. See Annex G and "Certain Forward-Looking Information."

    . It creates cross-merchandising opportunities which are expected to increase revenues by exploiting higher margin products, such as optical products and services, basic apparel and fashion jewelry, and additional health and beauty care products and general merchandise.

    . It is expected to reduce merchandising costs, corporate overhead and selling, general and administrative expenses by approximately $20 million annually. A significant portion of this reduction is expected to be achieved by consolidating Phar-Mor's administrative and operating functions at ShopKo's current headquarters in Green Bay, Wisconsin, which should significantly increase management efficiency. See "Cabot Noble Business Strategy" and "Risk Factors--Combination of Retail Operations; Realization of Synergies." These savings, together with the enhanced purchasing power of the combined companies, will enable Phar-Mor and ShopKo to compete more aggressively for market share against competitors such as Wal-Mart and Walgreen's, by passing on greater savings to customers.

    . It enables Phar-Mor to benefit immediately from ShopKo's existing state-of-the-art information management and data processing systems, without the need for Phar-Mor to incur the substantial costs, risks and delays of developing these systems for itself.

    . It eliminates the costs, risks and delays associated with downsizing certain existing Phar-Mor stores by using excess store capacity to sell high margin merchandise and services, such as optical services, that have been highly successful for ShopKo.

    . It provides the opportunity for Phar-Mor's shareholders to participate in the expected significant growth in prescription benefit management ("PBM") and related services offered by ShopKo's ProVantage subsidiary. See "Certain Forward-Looking Information--ShopKo Information Supplied to Phar-Mor."

    Phar-Mor's management believes that these benefits will materially improve Phar-Mor's competitive position and profitability by accelerating the opportunities to reduce costs, enhance revenues and create new and diverse opportunities for future growth. Without the benefits which the Combination is expected to yield, Phar-Mor would be compelled to invest substantial capital, time and other resources to improve its technological and logistical infrastructure, downsize stores, find other means to further reduce expenses, and seek other opportunities to increase revenues and profitability. In light of the intensifying competition among retail merchandise companies and the growing dominance of the largest chains, including Wal-Mart and Walgreen's, Phar-Mor would have to implement many of these strategies in the near term and at great cost, with little certainty that these strategies would ultimately succeed. Moreover, it is likely that any benefits would only be realized after a considerable passage of time, while many of Phar-Mor's larger competitors would continue to challenge Phar-Mor's position in the marketplace. Phar-Mor's management believes that the Combination provides the opportunity to create a stronger, more competitive and more profitable company faster and with less risk than if Phar-Mor were compelled to act unilaterally.

  In approving the Phar-Mor Plan, the Phar-Mor Board, as well as Jefferies & Company, Inc., Phar-Mor's financial advisor ("Jefferies"), considered the projections set forth under "Projections Used By Jefferies in its Fairness Opinion" in Annex G, which includes a preliminary version of the Initial Management Projections as well as the "Adjusted Projections Used By Jefferies" (as defined in Annex G). While the Current Management Projections were not considered by the Phar-Mor Board in approving the Phar-Mor Plan, [the Phar-Mor Board has reviewed such current projections]. The Phar-Mor Board and Jefferies have also considered the anticipated benefits and synergies set forth in "Cabot Noble Business Strategies".

THE SHOPKO EXCHANGE

  Pursuant to the ShopKo Exchange and subject to the terms of the Combination Agreement, each ShopKo Share outstanding as of the Effective Date (other than ShopKo Shares as to which dissenters' rights have been perfected), without any further action on the part of ShopKo's shareholders, will be exchanged for 2.4 Cabot Noble Shares (and cash in lieu of any fractional share), subject to adjustment to the extent that the value of the exchange consideration received per ShopKo Share would otherwise fall outside a range of $17.25 to $18.00 (the "ShopKo Exchange Ratio"), based upon the average
closing price per Phar-Mor Share for each Nasdaq-NMS trading day from      ,
1997 through and including    , 1997 (the sixth trading day preceding the
scheduled date of the ShopKo Special Meeting) (the "Pricing Period") as reported for Nasdaq-NMS national issues in The Wall Street Journal (the "Average Closing Price"). The ShopKo Exchange is intended to constitute a tax-free exchange such that, among other things, ShopKo shareholders will not recognize gain or loss upon the receipt of Cabot Noble Shares in exchange for their ShopKo Shares. See "Certain United States Federal Income Tax Consequences."

  Annex E hereto illustrates how the ShopKo Exchange Ratio will be determined. If the Average Closing Price is less than $7.186, the ShopKo Exchange Ratio will equal the ratio which results in each ShopKo Share being exchanged for a number of Cabot Noble Shares equal to $17.25 divided by the Average Closing Price, unless Phar-Mor exercises its right to terminate the Combination Agreement as set forth below. If the Average Closing Price is greater than $7.50, the ShopKo Exchange Ratio will equal the ratio which results in each ShopKo Share being exchanged for a number of Cabot Noble Shares equal to $18.00 divided by the Average Closing Price, unless ShopKo exercises its right to terminate the Combination Agreement as set forth below. If the Average Closing Price results in a ShopKo Exchange Ratio greater than 3.140, (i.e. an Average Closing Price of less than approximately $5.493), the Phar-Mor Board would have the right to terminate the Combination Agreement, unless ShopKo otherwise
agrees on or before     , 1997 that the ShopKo Exchange Ratio shall be set at
3.140 (i.e. based on an Average Closing Price set at $5.494). If the Average Closing Price results in a ShopKo Exchange Ratio less than 1.895, (i.e. an Average Closing Price of more than approximately $9.501), the ShopKo Board would have the right to terminate the Combination Agreement, unless Phar-Mor
otherwise agrees on or before     , 1997 that the ShopKo Exchange Ratio shall
be set at 1.895 (i.e. based on an Average Closing Price set at $9.50). In any
event, the actual ShopKo Exchange Ratio will be determined by     , 1997, [a
minimum of] [five] days prior to the originally scheduled date of the ShopKo Special Meeting.

  Cabot Noble, ShopKo and Phar-Mor have established the following toll-free
telephone number (1 800    -    ) to enable shareholders of ShopKo and Phar-Mor
to receive updated information regarding the calculation of the ShopKo Exchange
Ratio. Commencing      , 1997 and ending on the day following the conclusion of
the Special Meetings, shareholders are encouraged to call such number to listen to a recorded message indicating what the ShopKo Exchange Ratio would be as of the date of such call, based on the average of the per share closing prices on the Nasdaq-NMS of Phar-Mor Shares (as reported in The Wall Street Journal)
during the thirty-day period ending as of the day prior to such call or      ,
1997, as appropriate. Because the Average Closing Price upon which the actual ShopKo Exchange Ratio will be based cannot be determined definitively until the
close of trading on      , 1997, callers to such toll-free telephone number
prior to      , 1997 should bear in mind that fluctuations in the trading price
of Phar-Mor Shares during the thirty-day period ending      , 1997, may cause
the actual ShopKo Exchange Ratio to vary from the hypothetical ShopKo Exchange
Ratio indicated on such recorded message prior to      , 1997.

  The closing price of Phar-Mor Shares in composite trading on        , 1997,
was $[   ] per share, as reported in The Wall Street Journal. If the Average
Closing Price had been calculated on the basis of the 30-day period ended     ,
it would have been $   (which would result in a ShopKo Exchange Ratio of    ).
In the event the Average Closing Price results in a ShopKo Exchange Ratio of greater than 3.140, Phar-Mor has not determined whether it will exercise its right to terminate the Combination Agreement, and the ShopKo Board has not made any determination whether, in the event that Phar-Mor exercises its right to terminate, it will agree to set the ShopKo Exchange Ratio at 3.140 pursuant to the Combination Agreement. Conversely, in the event the Average Closing Price results in a ShopKo exchange ratio of less than 1.895, ShopKo has not determined whether it will exercise its right to terminate the Combination Agreement, and the Phar-Mor Board has not made any determination whether, in the event that ShopKo exercises its right to terminate, it will agree to set the ShopKo Exchange Ratio at 1.895 pursuant to the Combination Agreement. SHAREHOLDER APPROVAL WILL CONSTITUTE APPROVAL OF THE COMBINATION (I) IF THE SHOPKO EXCHANGE

RATIO IS GREATER THAN 3.140 OR LESS THAN 1.895 AND THE COMBINATION AGREEMENT IS NOT TERMINATED OR (II) IF THE SHOPKO EXCHANGE RATIO WOULD HAVE BEEN GREATER THAN, BUT IS SET AT, 3.140 OR WOULD HAVE BEEN LESS THAN, BUT IS SET AT, 1.895, IN EACH CASE SUBJECT TO THE FIDUCIARY OBLIGATIONS OF THE SHOPKO AND PHAR-MOR BOARDS AND OTHER APPLICABLE LEGAL REQUIREMENTS.

THE PHAR-MOR EXCHANGE

  Pursuant to the Phar-Mor Exchange and subject to the terms of the Combination Agreement, each Phar-Mor Share outstanding as of the Effective Date, without any further action on the part of Phar-Mor's shareholders, will be exchanged for one Cabot Noble Share and each outstanding Phar-Mor Warrant will be converted into a Cabot Noble Warrant to purchase a like number of Cabot Noble Shares. Holders of Phar-Mor Shares or Phar-Mor Warrants will not be required to exchange their Phar-Mor Share certificates or Phar-Mor Warrant certificates, as the case may be, in connection with the Combination. See "The Transaction-- Terms of the Phar-Mor Plan." The Phar-Mor Exchange is intended to constitute a tax-free exchange such that, among other things, Phar-Mor shareholders will not recognize gain or loss upon the receipt of Cabot Noble Shares in exchange for their Phar-Mor Shares. See "Certain United States Federal Income Tax Consequences."

  Cabot Noble, ShopKo and Phar-Mor have established the following toll-free
telephone number (1 800    -    ) to enable shareholders of ShopKo and Phar-Mor
to receive updated information regarding the calculation of the ShopKo Exchange
Ratio. Commencing      , 1997 and ending on the day following the conclusion of
the Special Meetings, shareholders are encouraged to call such number to listen to a recorded message indicating what the ShopKo Exchange Ratio would be as of the date of such call, based on the average of the per share closing prices on the Nasdaq-NMS of Phar-Mor Shares (as reported in The Wall Street Journal)
during the thirty-day period ending as of the day prior to such call or      ,
1997, as appropriate. Because the Average Closing Price upon which the actual ShopKo Exchange Ratio will be based cannot be determined definitively until the
close of trading on      , 1997, callers to such toll-free telephone number
prior to      , 1997 should bear in mind that fluctuations in the trading price
of Phar-Mor Shares during the thirty-day period ending      , 1997, may cause
the actual ShopKo Exchange Ratio to vary from the hypothetical ShopKo Exchange
Ratio indicated on such recorded message prior to      , 1997.

  The closing price of Phar-Mor Shares on        , 1997, was $[   ] per share,
as reported in The Wall Street Journal. If the Average Closing Price had been
calculated on the basis of the 30-day period ended     , 1997, it would have
been $    (which would result in a ShopKo Exchange Ratio of    ). In the event
the Average Closing Price results in a ShopKo Exchange Ratio greater than 3.14, Phar-Mor has not determined whether it will exercise its right to terminate the Combination Agreement, and the ShopKo Board has not made any determination whether, in the event that Phar-Mor exercises its right to terminate, it will agree to set the ShopKo Exchange Ratio at 3.140 pursuant to the Combination Agreement. Conversely, in the event the Average Closing Price results in a ShopKo Exchange Ratio of less than 1.895, ShopKo has not determined whether it will exercise its right to terminate the Combination Agreement, and the Phar-Mor Board has not made any determination whether, in the event that ShopKo exercises its right to terminate, it will agree to set the ShopKo Exchange Ratio at 1.895 pursuant to the Combination Agreement. SHAREHOLDER APPROVAL WILL CONSTITUTE APPROVAL OF THE COMBINATION (I) IF THE SHOPKO EXCHANGE RATIO IS GREATER THAN 3.140 OR LESS THAN 1.895 AND THE COMBINATION AGREEMENT IS NOT TERMINATED OR (II) IF THE SHOPKO EXCHANGE RATIO WOULD HAVE BEEN GREATER THAN, BUT IS SET AT, 3.140 OR WOULD HAVE BEEN LESS THAN, BUT IS SET AT, 1.895, IN EACH CASE SUBJECT TO THE FIDUCIARY OBLIGATIONS OF THE SHOPKO AND PHAR-MOR BOARDS AND OTHER APPLICABLE LEGAL REQUIREMENTS.

CASH IN LIEU OF FRACTIONAL CABOT NOBLE SHARES

  No fractional Cabot Noble Shares will be issued in the Combination. Any fractional Cabot Noble Shares resulting from the ShopKo Exchange will be aggregated and, as soon after the Effective Date as practicable, sold on the principal trading market for the Cabot Noble Shares. The proceeds from such sale will be distributed pro rata among the shareholders that otherwise would have received a fractional Cabot Noble Share in the Combination. See "The Transaction--Fractional Share Interests."

CABOT NOBLE BUY BACK

  Immediately following the consummation of the Combination, without any further action by the shareholders of Cabot Noble, Phar-Mor or ShopKo, Cabot Noble will purchase from supervalu, currently a 46% shareholder of ShopKo, 90% of the Cabot Noble Shares received by supervalu in the ShopKo Exchange (the "Buy Back Shares") for $223,594,526, payable in cash (the "Cabot Noble Buy Back"). supervalu will have certain shelf and incidental registration rights with respect to public distribution of the Cabot Noble Shares that it retains. ShopKo and Phar-Mor expect to have sufficient cash available on the Effective Date to finance the Cabot Noble Buy Back. ShopKo shareholders and Phar-Mor shareholders are not being asked to approve the Cabot Noble Buy Back. However, it is a condition to the completion of the Combination that no condition or circumstance exists which would reasonably be expected to prevent or delay consummation of the Cabot Noble Buy Back. See "The Transaction--Background of the Transaction" and "--Cabot Noble Buy Back." The Cabot Noble Buy Back was negotiated directly between supervalu and Phar-Mor over a period of several months. The negotiations concerned, primarily, purchase price, the form of consideration, the timing of receipt of consideration, the nature and extent of registration rights and other related matters. In considering whether or not to approve the Combination, which contemplates the Cabot Noble Buy Back, the Boards of ShopKo, Phar-Mor and Cabot Noble were each held to the fiduciary standards imposed by the states of incorporation of their respective companies. See "The Transaction--Background of the Transaction." The Boards of ShopKo, Phar-Mor and Cabot Noble have each approved the Combination, which contemplates the Cabot Noble Buy Back.

CONDITIONS OF THE TRANSACTION

  The obligations of ShopKo and Phar-Mor to consummate the Combination are subject to numerous conditions, including, among others: (i) obtaining requisite approval of the Combination Agreement and the Phar-Mor Exchange (collectively, the "Phar-Mor Plan") by Phar-Mor shareholders and the Combination Agreement and the ShopKo Exchange (collectively, the "ShopKo Plan") by ShopKo shareholders, (ii) the holders of not more than 5% of ShopKo Shares shall have exercised their right under the Minnesota Business Corporation Act (the "Minnesota Law") to dissent from the ShopKo Plan and to have their ShopKo Shares appraised and to receive their fair value in cash rather than Cabot Noble Shares, (iii) obtaining appropriate consents of lenders, debenture holders and other third parties, (iv) receipt by Cabot Noble of a commitment or reasonable assurances that it will obtain a minimum of $75 million in third-party financing (which condition would be satisfied by the consummation of the Cabot Noble Financing (as defined below in "--Financing")), and (v) receipt of certain solvency and tax opinions. Such conditions may be waived under certain circumstances. See "The Transaction--Conditions Precedent to the Transaction."

FINANCING

  Cabot Noble, ShopKo and Phar-Mor have entered into negotiations with an agent bank to provide up to $250 million of financing in the form of a syndicated revolving credit facility (the "Cabot Noble Financing"). The Cabot Noble Financing will be used for working capital and general corporate purposes. See "The Transaction--Financing."

  Currently, Phar-Mor has outstanding 11.72% Senior Notes due 2002 in the aggregate principal amount of approximately $91.5 million (the "Phar-Mor Senior Notes"). Although Phar-Mor believes that the Transaction does not entitle holders of the Phar-Mor Senior Notes to cause Phar-Mor to offer to repurchase such notes, concurrently with the solicitation of proxies hereby, Phar-Mor is soliciting waivers from such holders of any right they may have to compel Phar-Mor to offer to repurchase any Phar-Mor Senior Notes as a result of any

"change in control" resulting from the Transaction. Phar-Mor intends to complete the solicitation of consents from holders of Phar-Mor Senior Notes prior to or contemporaneously with the Special Meetings. While receipt of such waivers is not a condition precedent to the Transaction, the receipt of such waivers may be required in order to obtain the Cabot Noble Financing. If (i) such waivers are not received, (ii) it is determined that such holders have such a right, and (iii) such holders exercise such right, Phar-Mor would be required to repurchase the Phar-Mor Senior Notes at 101% of their principal amount plus accrued interest to the date of repurchase. Phar-Mor and/or Cabot Noble may need to obtain additional financing to repurchase the Phar-Mor Senior Notes but have no current arrangements to obtain such financing. Although there can be no assurance that either Phar-Mor or Cabot Noble would be able to obtain such financing, management of Cabot Noble and Phar-Mor believe that financing could be arranged by Phar-Mor and/or Cabot Noble to effect any such repurchase of Phar-Mor Senior Notes, on terms favorable to Cabot Noble and Phar-Mor, including through the incurrence of other debt by Phar-Mor or Cabot Noble. However, there can be no assurance that any such additional financing could be arranged on terms which are as favorable as the terms of the Phar-Mor Senior Notes.


                                      8 1

EFFECTIVE DATE

  The ShopKo Exchange and Phar-Mor Exchange will each become effective at such time as the separate Articles of Exchange to be filed with the Secretary of State of the State of Minnesota and the Articles of Exchange to be filed in the Commonwealth of Pennsylvania Department of State, respectively, shall specify (the "Effective Date"). Such filings are conditioned upon, among other things, the approval of the ShopKo Plan and the Phar-Mor Plan by the shareholders of ShopKo and Phar-Mor, respectively. The Effective Date is expected to occur promptly after the Special Meetings if all other conditions precedent to the Transaction are satisfied or waived. See "The Transaction."

                              THE SPECIAL MEETINGS

GENERAL

  At ShopKo's special meeting of shareholders, and at any adjournment thereof (the "ShopKo Special Meeting"), holders of ShopKo Shares will be asked to adopt and approve the ShopKo Plan, and at Phar-Mor's special meeting of shareholders, and at any adjournment thereof (the "Phar-Mor Special Meeting" and, collectively with the ShopKo Special Meeting, the "Special Meetings"), holders of Phar-Mor Shares will be asked to adopt and approve the Phar-Mor Plan, each as described in the Combination Agreement attached as Annex A hereto.

SHOPKO SPECIAL MEETING AND SHAREHOLDER APPROVAL

  A Special Meeting of the shareholders of ShopKo will be held at       ,
       , on        , 1997, at    a.m., local time. Only holders of record of
ShopKo Shares at the close of business on        , 1997 (the "ShopKo Record
Date") will be entitled to notice of and to vote at the ShopKo Special Meeting. The presence of the holders of a majority of the ShopKo Shares outstanding as of the ShopKo Record Date, either in person or by proxy, will constitute a quorum for the purposes of the ShopKo Special Meeting. See "The Special Meetings."

  The affirmative vote of the holders of at least a majority of the outstanding ShopKo Shares is required to approve and adopt the ShopKo Plan. At the ShopKo
Record Date, there were      ShopKo Shares outstanding, each share entitling
its holder to one vote. As of the date of this Joint Proxy Statement/Prospectus, supervalu has agreed to vote a number of its ShopKo Shares equal to approximately 19.9% of the outstanding ShopKo Shares, and has indicated its intention to vote all of its ShopKo Shares (approximately 46%), in favor of approval and adoption of the ShopKo Plan. supervalu agreed to vote 19.9% of its outstanding ShopKo Shares in favor of the ShopKo Plan since an agreement to vote 20% or more of such shares in favor of the ShopKo Plan may have caused the other parties to the Voting Agreement to be subject to the Minnesota Control Share Acquisition Act. See "The Transaction--Voting Agreement." ShopKo directors, officers and other affiliates (other than supervalu and the ShopKo Profit Sharing and Super Saver Plans) are entitled to vote in the aggregate approximately % of the outstanding ShopKo Shares. ShopKo directors and executive officers entitled to vote outstanding ShopKo Shares have indicated that they intend to vote all of their ShopKo Shares in favor of the ShopKo Plan.

RECOMMENDATIONS OF SHOPKO BOARD AND FAIRNESS OPINION

  The ShopKo Board, upon the recommendation of its special committee, has approved the ShopKo Plan and the Combination Agreement and believes the Transaction, including the ShopKo Exchange, to be in the best interests of ShopKo shareholders and recommends a vote FOR approval and adoption of the ShopKo Plan. In arriving at its determination, the ShopKo Board considered a number of factors, including the opinion of Salomon Brothers, the financial advisor to ShopKo, that as of the date of such opinion the consideration to be received by the ShopKo Public Shareholders pursuant to the Combination Agreement is fair to such holders from a financial point of view. The opinion only addresses the fairness of the Combination if the actual ShopKo Exchange Ratio is between 1.895 and 3.140. Salomon Brothers did not opine upon the fairness of the consideration to the ShopKo Public Shareholders from a financial point of view if the actual ShopKo Exchange Ratio is below 1.895 or above 3.140 and the Phar-Mor and ShopKo Boards decide not to terminate the Combination Agreement. In the event that the actual ShopKo Exchange Ratio exceeds 3.140 or is less than 1.895, the ShopKo Board will take such steps and conduct such deliberations as may be necessary, in the exercise of its fiduciary obligations, to determine whether or not to proceed with the Combination, and if so, on what terms. In such circumstances, the ShopKo Board may, among other steps, request that Salomon Brothers render an updated opinion as to the fairness to the ShopKo Public Shareholders, from a financial point of view, of the Combination, to reflect the actual ShopKo Exchange Ratio. The projections used by Salomon Brothers in connection with its fairness opinion and those used by Jefferies in connection with its fairness opinion were substantially the same. See Annex G. In connection with the preparation of Salomon Brothers' fairness opinion, Salomon Brothers reviewed, among other things, financial information of Phar-Mor about which Phar-Mor's auditors are unable to provide an unqualified opinion. The written opinion of Salomon Brothers is reproduced in its entirety as Annex B hereto and holders of ShopKo Shares are urged to read this opinion carefully and in its entirety for a description of the procedures followed, assumptions and qualifications made, and any limitations on the review undertaken by Salomon Brothers. In arriving at its decision, the ShopKo Board also considered the recommendation of the special committee of two disinterested directors, Messrs. Eugster and Tyrell (the "ShopKo Special Committee"), which the ShopKo Board appointed on July 26, 1996 to review a possible business combination with Phar-Mor. During the course of the ensuing negotiations, the financial and legal advisors to ShopKo consulted with and took direction from the ShopKo Special Committee. The ShopKo Special Committee has approved the Combination and recommended that the full ShopKo Board approve the Combination. See "The Transaction--Background of the Transaction;" "--Recommendations of ShopKo Board; Reasons for the Transaction;" and "--ShopKo Fairness Opinion."

PHAR-MOR SPECIAL MEETING AND SHAREHOLDER APPROVAL

  A Special Meeting of the shareholders of Phar-Mor will be held at       ,
      , on      , 1997, at    a.m., local time. Only holders of record of Phar-
Mor Shares at the close of business on      , 1997 (the "Phar-Mor Record Date")
will be entitled to notice of and to vote at the Phar-Mor Special Meeting. See "The Special Meetings."

  The affirmative vote of the holders of at least a majority of the Phar-Mor Shares present in person or by proxy at the Phar-Mor Special Meeting at which a quorum is present, and entitled to vote thereat, is required to approve and
adopt the Phar-Mor Plan. At the Phar-Mor Record Date, there were      Phar-Mor
Shares outstanding, each entitling its holder to one vote. Except as discussed below, the presence of the holders of at least a majority of the Phar-Mor Shares outstanding on the Phar-Mor Record Date, whether present in person or by properly executed and delivered proxy, will constitute a quorum for the purposes of the Phar-Mor Special Meeting. Phar-Mor Shareholders are hereby notified that, in the event the scheduled Phar-Mor Special Meeting is adjourned for one or more periods aggregating at least 15 days because of the absence of a quorum, any number of shareholders who attend the adjourned Phar-Mor Special Meeting, in person or by proxy, as described above, whether or not they represent less than a majority of the outstanding Phar-Mor Shares, shall nevertheless constitute a quorum for the purpose of acting on the matters identified in the Phar-Mor Notice of Special Meeting of Shareholders accompanying this Joint Proxy Statement/Prospectus. Thus, the Phar-Mor Plan could be approved by as few as one Phar-Mor shareholder if only one shareholder attends the adjourned Phar-Mor Special Meeting, in person or by proxy. Management of Phar-Mor believes that this provision will have little effect on shareholder rights because of the high likelihood that a substantially greater number of Phar-Mor Shareholders would attend such an adjourned meeting, in person or by proxy. The Combination Agreement provides that either the Phar-Mor Board or the ShopKo Board may terminate the Combination Agreement if the Effective Date does not occur on or before March 31, 1997. Therefore, based on the presently scheduled date of the Special Meeting, if such meeting were adjourned for the 15 day minimum period required to utilize the reduced quorum provisions described above, the ShopKo Board and the Phar-Mor Board would each have the right to terminate the Combination Agreement. See "Risk Factors--Reduced Quorum Requirement" and "The Special Meetings--Phar-Mor Record Date; Quorum; Vote Required."

  Robert Haft has agreed to use reasonable efforts to cause Hamilton Morgan, L.L.C., a Delaware limited liability company ("Hamilton Morgan"), which as of February 2, 1997 beneficially owned 4,704,033 (or 38.7%) of the outstanding Phar-Mor Shares, to vote those shares in favor of approval and adoption of the Phar-Mor Plan. Under the Amended and Restated Limited Liability Company Agreement of Hamilton Morgan (the "Hamilton Morgan LLC Agreement"), the Phar-Mor Shares beneficially owned by Hamilton Morgan may not be voted without the unanimous consent of the members of Hamilton Morgan. As of February 2, 1997, Robert Haft and his wife, Mary Z. Haft (the "Haft Members"), as tenants by the entirety, owned 30.2% of the membership interests in Hamilton Morgan and FoxMeyer Health Corporation, an affiliate of Phar-Mor ("FoxMeyer Health"),
owned 69.8% of such interests. (On      , 1997 FoxMeyer Health changed its name
to Avatex Corporation, but it is referred to herein as FoxMeyer Health.) Robert Haft is President of Hamilton Morgan. FoxMeyer Health has indicated that it has not reached a conclusion as to its position on the Transaction. Messrs. Abbey
J. Butler and Melvyn J. Estrin, co-chairmen of the board and co-chief executive officers of FoxMeyer Health, are directors of Phar-Mor.

  FoxMeyer Health initiated the buy-sell provisions of the Hamilton Morgan LLC Agreement on December 18, 1996, pursuant to which either FoxMeyer Health or the Haft Members may acquire all of the membership interests in Hamilton Morgan. On December 23, 1996, the Haft Members exercised their rights under the Hamilton Morgan LLC Agreement to seek binding arbitration regarding certain areas of disagreement between FoxMeyer Health and the Haft Members, including voting rights with respect to the Phar-Mor Shares beneficially held by Hamilton Morgan and certain matters relating to FoxMeyer Health's exercise of its buy-sell rights. Phar-Mor is not able to determine what effect, if any, such matters will have on the ability of Phar-Mor to consummate the Transaction. See "Risk Factors--Hamilton Morgan Issues" and "Description of Phar-Mor--Security Ownership of Certain Beneficial Owners and Management."

  Phar-Mor directors, executive officers and affiliates (other than Hamilton Morgan, FoxMeyer Health and Messrs. Haft, Butler and Estrin) are entitled to vote in the aggregate approximately 3.6% of the outstanding Phar-Mor Shares. All such Phar-Mor directors and executive officers have indicated that they intend to vote their Phar-Mor Shares in favor of the Phar-Mor Plan.

RECOMMENDATIONS OF PHAR-MOR BOARD AND FAIRNESS OPINION

  The Phar-Mor Board has approved the Phar-Mor Plan and the Combination Agreement and believes the Transaction, including the Phar-Mor Exchange, to be in the best interests of Phar-Mor shareholders and recommends a vote FOR approval and adoption of the Phar-Mor Plan. In arriving at its determination, the Phar-Mor Board considered a number of factors, including the opinion of Jefferies, the financial advisor to Phar-Mor, as to the fairness of the consideration to be received by the holders of Phar-Mor Shares in the Combination from a financial point of view as of the date of such opinion. The opinion only addresses the fairness of the Combination if the actual ShopKo Exchange Ratio is between 1.895 and 3.140. Jefferies did not opine upon the fairness of the consideration to the holders of Phar-Mor Shares from a financial point of view if the actual ShopKo Exchange Ratio is below 1.895 or above 3.140 and the Phar-Mor and ShopKo Boards decide not to terminate the Combination Agreement. In the event that the actual ShopKo Exchange Ratio exceeds 3.140 or is less than 1.895, the Phar-Mor Board shall take such steps and conduct such deliberations as may be necessary, in the exercise of its fiduciary obligations, to determine whether or not to proceed with Combination, and if so, on what terms. In such circumstances, the Phar-Mor Board may, among other steps, request that Phar-Mor's financial advisor render an updated opinion as to the fairness to the Phar-Mor shareholders, from a financial point of view, of the Combination, to reflect the actual ShopKo Exchange Ratio. The projections used by Jefferies in connection with its fairness opinion and those used by Salomon Brothers in connection with its fairness opinion for ShopKo were substantially the same. See Annex G. The written opinion of Jefferies is reproduced in its entirety as Annex C hereto and holders of Phar-Mor Shares are urged to read this opinion carefully and in its entirety for a description of the procedures followed, assumptions and qualifications made, and any limitations on the review undertaken by Jefferies. See "The Transaction-- Background of the Transaction;" "--Recommendations of Phar-Mor Board; Reasons for the Transaction;" "--Phar-Mor Fairness Opinion."

INTERESTS OF MANAGEMENT

  In considering the respective recommendations of the ShopKo Board and the Phar-Mor Board, shareholders of ShopKo and Phar-Mor should be aware that certain members of ShopKo's and Phar-Mor's management and their respective Boards have interests in the Transaction that are in addition to the interests of the shareholders of either ShopKo or Phar-Mor generally. On the Effective Date, each of Dale P. Kramer, President and Chief Executive Officer of ShopKo, William J. Podany, Executive Vice President and Chief Operating Officer of ShopKo, and Jeffrey A. Jones, Senior Vice President and Chief Financial Officer of ShopKo, will enter into Employment Agreements with ShopKo. In addition, Mr. Kramer will be appointed to the Cabot Noble Board. Each of these ShopKo executives also will receive nonqualified stock options pursuant to his employment agreement. The stock options will permit each such ShopKo executive to purchase a specified number of Cabot Noble Shares at a per share exercise price equal to the fair market value of a Cabot Noble Share on the Effective Date. Mr. Kramer's option is for 175,000 Cabot Noble Shares, and the options of Messrs. Podany and Jones are each for 112,500 Cabot Noble Shares. The Phar-Mor Board has approved two-year extensions of the existing employment agreements of
M. David Schwartz, Phar-Mor's President and Chief Operating Officer, and Daniel
J. O'Leary, Phar-Mor's Senior Vice President and Chief Financial Officer, and has approved a two-year employment agreement with John R. Ficarro, Phar-Mor's Senior Vice President, General Counsel and Secretary memorializing the current terms of his employment. Mr. Ficarro and Warren E. Jeffery, Phar-Mor's Senior Vice President, Store and Pharmacy Operations, are each beneficiaries of a severance and retention plan approved by the Phar-Mor Board providing for, among other things, payment of 1.5 years of base salary if their loss of employment results from the Combination or their election not to relocate to Green Bay. The Phar-Mor Board also approved the grant, on the Effective Date, of non-qualified options to purchase up to 100,000 Cabot Noble Shares to each of Messrs. Schwartz and O'Leary and options to purchase up to 50,000 Cabot Noble Shares to Mr. Ficarro. The Phar-Mor Board has also approved guaranteed bonuses for Messrs. Schwartz, O'Leary and Ficarro equal to 60%, 50% and 35%, respectively, of their base salaries for fiscal year 1997. The Phar-Mor Board has also approved a guaranteed bonus for Michael K. Spear, Phar-Mor's Senior Vice President, Marketing and Merchandising, equal to $115,000 for each of fiscal years 1997 and 1998, in connection with Mr. Spear's employment by Phar-Mor. In connection with the consummation of the Combination, certain of the members of the new Cabot Noble Board, which will include certain current directors and executive officers of Phar-Mor and ShopKo, will receive stock options to purchase Cabot Noble Shares. See "Description of Cabot Noble-- Director Stock Plan."

  Under Mr. Haft's employment agreement with Phar-Mor, the Combination constitutes a "change in control" with respect to Phar-Mor, which entitles Mr. Haft to terminate his employment with Phar-Mor and to consider such a termination as "Without Cause", thereby giving rise to certain rights as described herein. See "Employment Contracts and Termination of Employment and Change of Control Agreements." In addition, it also would be considered a "change in control" under Mr. Haft's employment agreement giving rise to these rights if Mr. Haft were "involuntarily" no longer a member of Hamilton Morgan, including as a result of a sale of his interest pursuant to the exercise of the buy-sell provision under the Hamilton Morgan LLC Agreement, provided that Mr. Haft did not trigger the buy-sell provision. Phar-Mor has calculated that the payment to which Mr. Haft would be entitled if his employment were to terminate under these conditions includes approximately

$5.3 million in salary, bonus and benefits, depending upon date of termination, plus a long-term incentive payout that cannot be calculated at this time. Certain components of the formula for determination of the long term performance payout are currently not determinable or subject to differing interpretations; however, subject to a variety of assumptions and interpretations the amount of the long term performance payout could range from $0 to approximately $7 million. Additionally, Mr. Haft is entitled to be reimbursed for any federal income tax resulting from an "excess parachute payment" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended ("the Code"), which reimbursement could range from $0 to approximately $6.7 million. Mr. Haft has indicated to the Phar-Mor Board that he would consider an "amicable" termination of his Phar-Mor employment agreement under certain conditions, including his employment as Cabot Noble's Chairman and Chief Executive Officer pursuant to an employment agreement between Cabot Noble and Mr. Haft. The terms of any employment agreement between Cabot Noble and Mr. Haft remain to be negotiated. It is possible that compensation payable to Mr. Haft under an employment agreement with Cabot Noble may be greater than his current compensation under his Phar-Mor employment agreement. If such amicable termination is reached, or occurs, it is unclear what impact such resolution would have on Phar-Mor. See "Risk Factors-- Dilution; Control of Cabot Noble," "--Interests of Management" and "--Hamilton Morgan Issues," "Cabot Noble Unaudited Pro Forma Consolidated Financial Statements," "Description of ShopKo--Severance Agreements," "Description of Phar-Mor--Security Ownership of Certain Beneficial Owners and Management" and "--Employment Contracts and Termination of Employment and Change-in-Control Arrangements" and "Certain Transactions."

                        OTHER SIGNIFICANT CONSIDERATIONS

TRANSACTION COSTS

  Anticipated non-recurring charges to Cabot Noble as a result of the Transaction are estimated at between $31 million and $34 million. This includes transaction costs to be paid by Phar-Mor of approximately $4.5 million and $500,000 related to investment banking fees and legal, accounting and other transaction fees, respectively, and a termination fee of up to $1 million associated with the intended termination by Phar-Mor of its headquarters lease in Youngstown, Ohio in connection with the relocation of Phar-Mor's corporate staff to Green Bay, Wisconsin. The total also includes non-recurring costs to be paid by ShopKo of between $26 million and $29 million related to employment costs, inventory reserves and the write-off of computer equipment to be upgraded. See "Certain Forward-Looking Information."

DISSENTERS' RIGHTS

  Holders of ShopKo Shares who dissent from the ShopKo Plan and follow certain statutory procedures have the right under Minnesota Law to demand payment in cash for the fair value of their ShopKo Shares, calculated as of the day prior to the Effective Date, in lieu of Cabot Noble Shares. See "The Special Meetings-- Dissenters' Rights" and Annex D hereto which sets forth the text of the applicable sections of the Minnesota Law. Holders of Phar-Mor Shares are not entitled to dissenters' rights in connection with the Transaction.

EFFECT OF THE TRANSACTION; MANAGEMENT AND OPERATIONS OF CABOT NOBLE

  Upon consummation of the Combination, ShopKo and Phar-Mor will become wholly owned subsidiaries of Cabot Noble. The executive officers of ShopKo will remain unchanged, but each current member of the ShopKo Board will be required to resign effective as of the Effective Date. It is anticipated that the executive officers of Phar-Mor will remain unchanged and, from and after the Effective Date, Cabot Noble will have exclusive authority to appoint the Phar-Mor Board and the ShopKo Board. Certain officers of Phar-Mor and ShopKo will become officers of Cabot Noble at the Effective Date. Phar-Mor and ShopKo have discussed changes in the executive management of Cabot Noble and its operating subsidiaries, but have not reached agreement on such changes. As of the Effective Date, the Cabot Noble Board will consist of the (i) six current members of the Phar-Mor Board, (ii) an additional independent director designated by the Phar-Mor Board with the approval of the independent members of the ShopKo Board, (iii) Dale P. Kramer, the chief executive officer of ShopKo, and (iv) two individuals, at least one of whom will be an independent director, designated by the ShopKo Board and approved by the independent members of the Phar-Mor Board. The Cabot Noble Board will be classified into three classes of approximately equal size.

LISTING

  The Cabot Noble Shares have been approved for trading on the NYSE, subject to official notice of issuance, and the Cabot Noble Warrants have been approved for quotation on the Nasdaq Small Cap Market.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

  The obligations of ShopKo and Phar-Mor to consummate the Combination are subject to the receipt by ShopKo and Phar-Mor of opinions of counsel to the effect that each of the ShopKo Exchange and the Phar-Mor Exchange will be treated for federal income tax purposes as tax-free transfers of property to Cabot Noble by the holders of Phar-Mor Shares and ShopKo Shares, to the extent such holders receive Cabot Noble Shares in the Combination. See "Certain United States Federal Income Tax Consequences."

TREATMENT OF OPTIONS AND WARRANTS

  The Combination Agreement provides that all outstanding options and warrants to purchase Phar-Mor Shares and ShopKo Shares will be converted at the Effective Date into options or Cabot Noble Warrants, respectively, to purchase Cabot Noble Shares, at the same aggregate exercise prices and on the same terms and conditions as such outstanding options or warrants currently provide. Phar-Mor currently has outstanding warrants to purchase a total of 1,250,000 Phar-Mor Shares at an exercise price of $13.50 per share, which warrants will be converted pursuant to the Phar-Mor Exchange into Cabot Noble Warrants to purchase the same number of Cabot Noble Shares at the same exercise price per share. Society National Bank, which serves as warrant agent for the Phar-Mor warrants, will serve as the warrant agent for the Cabot Noble Warrants. Phar-Mor currently has outstanding options to purchase a total of 1,358,617 Phar-Mor Shares at exercise prices ranging from $7.06 to $8.00 per share. ShopKo currently has outstanding options to purchase a total of 2,650,418 ShopKo Shares at exercise prices ranging from $10.00 to $16.25 per share. The number of Cabot Noble Shares issuable upon exercise of the converted options or warrants will equal the number of shares presently issuable upon exercise of such outstanding options or warrants multiplied by one, in the case of converted outstanding Phar-Mor options and warrants, or the ShopKo Exchange Ratio, in the case of converted outstanding ShopKo options. See "Description of Cabot Noble--Stock Incentive Plan" and "Description of Capital Stock of Cabot Noble--Warrants."

TERMINATION; BREAK-UP FEE

  The Combination Agreement may be terminated and the Transaction may be abandoned at any time prior to the Effective Date (notwithstanding any approval of the ShopKo Plan or the Phar-Mor Plan by the shareholders of either of ShopKo or Phar-Mor) (i) by mutual written consent of ShopKo and Phar-Mor; (ii) by either ShopKo or Phar-Mor if the Combination has not been consummated by March 31, 1997; (iii) by Phar-Mor if the ShopKo Exchange Ratio is greater than 3.140, unless ShopKo otherwise agrees that the ShopKo Exchange Ratio shall be set at 3.140; (iv) by ShopKo if the ShopKo Exchange Ratio is less than 1.895, unless Phar-Mor otherwise agrees that the ShopKo Exchange Ratio shall be set at 1.895; or (v) by either Phar-Mor and/or ShopKo upon the occurrence of certain other conditions. See "The Transaction--Termination; Break-up Fee."

  In the event of a termination of the Combination Agreement which does not result from a material breach thereof by either ShopKo or Phar-Mor, each party will bear its respective expenses and legal fees except for expenses, fees and other costs incurred in connection with that portion of the Cabot Noble Financing required to finance the Cabot Noble Buy Back, which costs shall be borne 75% by ShopKo and 25% by Phar-Mor.

  If the Combination Agreement is terminated because of a material breach thereof by ShopKo or Phar-Mor, the party in breach shall reimburse the other party for up to $500,000 of the expenses incurred by the other in connection with the Transaction. In certain circumstances, including a potential business combination with a third party, if the Combination Agreement is terminated, Phar-Mor or ShopKo shall pay to the other a "break-up" fee of $3 million, if paid by Phar-Mor, or $15 million, if paid by ShopKo, plus an amount equal to up to $500,000 of expenses incurred in connection with the Transaction. See "The Transaction--Termination; Break-up Fee."

  As of February 14, 1997, ShopKo and Phar-Mor have incurred approximately $1.2 million and $2.3 million, respectively, in expenses related to the Transaction. Phar-Mor management believes that approximately $1.8 million of the $2.3 million in Transaction expenses are "common" expenses and should be shared on an equitable basis with ShopKo. Although the parties have not reached agreement on the specific allocation of these Transaction expenses, the parties are currently negotiating a cost-sharing arrangement with respect to these expenses, which would include reimbursement by ShopKo to Phar-Mor of certain of these Transaction expenses paid or incurred to date.

       OVERVIEW OF THE CABOT NOBLE PRO FORMA GEOGRAPHIC COMPOSITION

STATE                             STORES
-----                             ------
Alabama          (Phar-Mor)          1
California        (ShopKo)           1
Colorado    (ShopKo and Phar-Mor)    5
Florida          (Phar-Mor)          5
Georgia          (Phar-Mor)          3
Idaho             (ShopKo)           8
Illinois    (ShopKo and Phar-Mor)    7
Indiana          (Phar-Mor)          3
Iowa        (ShopKo and Phar-Mor)    5
Kansas           (Phar-Mor)          2
Kentucky         (Phar-Mor)          1
Michigan          (ShopKo)           4
Minnesota         (ShopKo)          13
Missouri         (Phar-Mor)          1
Montana           (ShopKo)           5

STATE                                 STORES
-----                                 ------
Nebraska              (ShopKo)          11
Nevada                (ShopKo)           3
North Carolina       (Phar-Mor)          9
Ohio                 (Phar-Mor)         15
Oklahoma             (Phar-Mor)          1
Oregon                (ShopKo)           4
Pennsylvania         (Phar-Mor)         34
South Carolina       (Phar-Mor)          4
South Dakota          (ShopKo)           6
Utah                  (ShopKo)          15
Virginia             (Phar-Mor)         11
Washington            (ShopKo)          10
West Virginia        (Phar-Mor)          4
Wisconsin       (ShopKo and Phar-Mor)   42

    SELECTED HISTORICAL AND PRO FORMA UNAUDITED CONSOLIDATED FINANCIAL DATA

  The following Cabot Noble selected pro forma consolidated financial data presents the estimated effects of (i) the Combination and (ii) the Cabot Noble Buy Back. The pro forma balance sheet data assumes that these events occurred on November 2, 1996 and the pro forma income statement data assumes that these events occurred on February 4, 1995. The summary pro forma consolidated financial data should be read in conjunction with the Cabot Noble unaudited pro forma condensed consolidated financial statements and accompanying notes, together with the historical financial statements, including notes thereto, and other financial information of Cabot Noble, ShopKo and Phar-Mor, including the separate ShopKo and Phar-Mor "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Capitalization", included elsewhere in this Joint Proxy Statement/Prospectus.

      CABOT NOBLE SELECTED PRO FORMA UNAUDITED CONSOLIDATED FINANCIAL DATA
                      (In millions, except per share data)

                                                     THIRTY-
                                                    NINE WEEKS
                                                      ENDED    FIFTY-TWO WEEKS
                                                     NOVEMBER       ENDED
                                                     2, 1996   FEBRUARY 3, 1996
                                                    ---------- ----------------
Pro Forma Statement of Operations
 Net sales.........................................  $2,371.8      $3,019.7
 Income from operations............................      48.5         124.6
 Net earnings......................................       3.6          36.5
 Earnings per share................................      0.05          0.51
 Weighted average number of common shares outstand-
  ing..............................................    71,183        71,010
                                                      AS OF
                                                     NOVEMBER
                                                     2, 1996
                                                    ----------
Pro Forma Balance Sheet
 Working capital...................................  $  128.3
 Total assets......................................   1,511.3
 Long-term obligations.............................     556.4
 Shareholders' equity..............................     272.9

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data of ShopKo and its subsidiaries and Phar-Mor and its subsidiaries, respectively, should be read in conjunction with the consolidated financial statements, including the notes thereto of ShopKo and Phar-Mor appearing elsewhere herein.

                  SHOPKO SELECTED CONSOLIDATED FINANCIAL DATA
                        (In millions, except share data)

                                YEAR TO DATE                              FISCAL YEAR ENDED
                          ------------------------ ----------------------------------------------------------------
                           (40 WEEKS)  (40 WEEKS)   (52 WEEKS)   (52 WEEKS)   (52 WEEKS)   (52 WEEKS)   (53 WEEKS)
                          NOVEMBER 30, DECEMBER 2, FEBRUARY 24, FEBRUARY 25, FEBRUARY 26, FEBRUARY 27, FEBRUARY 29,
                              1996        1995         1996         1995         1994         1993         1992
                          ------------ ----------- ------------ ------------ ------------ ------------ ------------
Net sales...............     $1,701      $1,470       $1,968       $1,853       $1,739       $1,683       $1,648
Gross margin............        391         370          501          488          453          457          452
Income from operations..         59          56           97           91           74          100           98
Net earnings............         21          17           38           38           32           50           50
Earnings per share......        .64         .54         1.20         1.18         1.00         1.56         1.55
Cash dividends declared
 per share..............        .22         .33          .44          .44          .44          .44          .11
Weighted average number
 of common shares
 outstanding (000s).....     32,073      32,005       32,005       32,014       32,001       32,000       32,000(1)
Working capital.........     $  220      $  204       $  215       $  187       $  119       $   82       $   79
Total assets............      1,241       1,156        1,118        1,110          953          792          706
Long-term debt..........        415         413          415          414          310          209           11
Shareholders' equity....        436         404          422          397          374          355          320

--------
(1)Represents the total number of ShopKo Shares outstanding upon completion of the initial public offering in October, 1991.

                PHAR-MOR SELECTED CONSOLIDATED FINANCIAL DATA(1)
                      (In millions, except per share data)

                                  SUCCESSOR PHAR-MOR                  PREDECESSOR PHAR-MOR
                          ---------------------------------- -----------------------------------------
                            26 WEEKS     17 WEEKS   43 WEEKS   9 WEEKS    52 WEEKS  53 WEEKS  39 WEEKS
                             ENDED        ENDED      ENDED      ENDED      ENDED     ENDED     ENDED
                          DECEMBER 28, DECEMBER 30, JUNE 29, SEPTEMBER 2, JULY 1,   JULY 2,   JUNE 26,
                              1996         1995       1996       1995       1995      1994      1993
                          ------------ ------------ -------- ------------ --------  --------  --------
Net sales...............     $555.5       $357.2     $874.3     $182.0    $1,412.7  $1,852.2  $1,434.3
Income (loss) from
 continuing operations..       (2.7)         3.7        2.5      (10.4)      (53.1)   (142.8)    (82.2)
Income (loss) per share
 from continuing
 operations.............       (.23)         .30        .21       (.19)       (.98)    (2.64)    (1.52)

                             AS OF        AS OF      AS OF      AS OF      AS OF     AS OF     AS OF
                          DECEMBER 28, DECEMBER 30, JUNE 29, SEPTEMBER 2, JULY 1,   JULY 2,   JUNE 26,
                              1996         1995       1996       1995       1995      1994      1993
                          ------------ ------------ -------- ------------ --------  --------  --------
Total assets............     $394.3       $402.1     $363.5     $390.2    $  531.3  $  680.1  $  861.0
Long-term debt & capital
 leases.................      145.3        154.2      149.2      151.0         --        --        --
Liabilities subject to
 settlement.............        --           --         --         --      1,155.0   1,182.1   1,253.0

--------

(1) Phar-Mor emerged from bankruptcy in September 1995. In accordance with fresh-start reporting, reorganization value was used to record the assets and liabilities of Phar-Mor at September 2, 1995 (the "Fresh Start Date"). Accordingly, the selected consolidated financial data as of December 28, 1996, December 30, 1995, June 29, 1996 and September 2, 1995 and for the 26 weeks ended December 28, 1996, the 17 weeks ended December 30, 1995, and the 43 weeks ended June 29, 1996, are not comparable in material respects to such data for prior periods. Furthermore, Phar-Mor's results of operations for periods prior to the Fresh Start Date are not necessarily indicative of results of operations that may be achieved in the future.

                            COMPARATIVE STOCK PRICES

  The following table represents market price per share data for ShopKo and Phar-Mor on September 6, 1996, the last trading day preceding the public announcement of the proposed Transaction, and on February , 1997.

                                           HISTORICAL MARKET
                                            VALUE PER SHARE    EQUIVALENT MARKET
                                         --------------------- VALUE PER SHOPKO
                                         PHAR-MOR(1) SHOPKO(2)     SHARE(3)
                                         ----------- --------- -----------------
September 6, 1996.......................  $8.125(4)   $16.25        $18.00
February  , 1997........................

--------
(1) The market value of the Phar-Mor Shares is the closing sales price per share quoted on the Nasdaq-NMS on the dates indicated.
(2) The market value of the ShopKo Shares is the closing sales price per share as reported on the NYSE Composite Tape on the dates indicated.
(3) The equivalent market value per ShopKo Share represents the closing sales price for Phar-Mor Shares on the dates indicated multiplied by the ShopKo Exchange Ratio, assuming that the Average Closing Price equals the closing sales price for Phar-Mor Shares on such dates.
(4) Represents the last sales price per share quoted on the Nasdaq-NMS on September 5, 1996. No sales of Phar-Mor Shares occurred on the Nasdaq-NMS on September 6, 1996 (the last trading day immediately preceding the public announcement of the Transaction).

                              RECENT DEVELOPMENTS

SHOPKO--RECENT SALES

  December Sales. ShopKo consolidated sales for the five weeks ended January 4, 1997 increased 27.1% to $355.4 million from $279.6 million during the same period last year. Consolidated comparable sales for December 1996 increased 26.2%. Consolidated comparable sales are based upon those facilities (both store and non-store) which were open for the entire preceding fiscal year. Comparable retail store sales for December increased 14.8%. ShopKo's business is seasonal with a substantial amount of its earnings occurring in the third and fourth quarters.

                CONSOLIDATED SALES SUMMARY (DOLLARS IN MILLIONS)

                                            5 WEEKS ENDED     PERCENTAGE CHANGE
                                        --------------------- -------------------
                                        JANUARY 4, JANUARY 6,
   BUSINESS SEGMENTS                       1997       1996    TOTAL  COMP. STORES
   -----------------                    ---------- ---------- -----  ------------
   General Merchandise.................   $271.9     $232.8   16.8%      16.0%
   Health Services.....................     83.5       46.8   78.4       76.4
                                          ------     ------   ----       ----
   Consolidated........................   $355.4     $279.6   27.1%      26.2%

  January Sales. ShopKo consolidated sales for the four weeks ended February 1, 1997 increased 32.0% to $149.9 million from $113.6 million during the same period last year. Consolidated comparable sales for January 1997 increased 30.5%. Consolidated comparable sales are based upon those facilities (both store and non-store) which where open for the entire preceding fiscal year. Comparable retail store sales for January increased 14.5%.

             CONSOLIDATED SALES SUMMARY (DOLLARS IN MILLIONS)

                                           4 WEEKS ENDED      PERCENTAGE CHANGE
                                      ----------------------- -------------------
                                      FEBRUARY 1, FEBRUARY 3,
   BUSINESS SEGMENTS                     1997        1996     TOTAL  COMP. STORES
   -----------------                  ----------- ----------- -----  ------------
   General Merchandise...............   $ 85.1      $ 71.9    18.4%      17.1%
   Health Services...................     64.8        41.7    55.4       53.3
                                        ------      ------    ----       ----
   Consolidated......................   $149.9      $113.6    32.0%      30.5%

PHAR-MOR--JANUARY SALES

  COMPARABLE STORES SALES. Comparable store sales for the five weeks ended February 1, 1997 increased 8.2% to $98.7 million from $91.2 million for the same period last year. Comparable store sales are based on those stores (102) which were open more than one year as of the beginning of the period. The comparable stores increases for the five week period, by product category, were as follows:

                                                         PERCENTAGE OF INCREASE
                                                            FOR THE 5 WEEKS
                                                         ENDED FEBRUARY 1, 1997
                                                          COMPARED TO THE SAME
                                                            PERIOD LAST YEAR
                                                         ----------------------
   Drug Store:
    Includes health & beauty care products, cosmetics,
     greeting cards, seasonal goods and other general
     merchandise.......................................            4.6%
   Consumables:
    Includes grocery, snacks, beer, wine, tobacco and
     soft drinks.......................................           12.2%
   Pharmacy:
    Includes prescription drugs........................           10.9%
   Video, music and video rentals......................            3.2%
   Total...............................................            8.2%

  TOTAL SALES AND NEW STORE. Total sales increased 9.0% for the five weeks ended February 1, 1997 compared to the same period last year. Phar-Mor opened a new store in Oxford Valley, Pennsylvania (a Philadelphia, Pennsylvania suburb) on December 1, 1996. This is the first new store opened by Phar-Mor since September of 1992.

                                                FOR THE 5 WEEKS ENDED
                                     -------------------------------------------
                                                (DOLLARS IN MILLIONS)
                                     FEBRUARY 1, 1997 FEBRUARY 3, 1996 %INCREASE
                                     ---------------- ---------------- ---------
   Comparable Stores................      $98.7            $91.2         8.2%
   New Stores.......................        0.7              --           N/M
                                          -----            -----         ----
                                          $99.4            $91.2         9.0%
                                          -----            -----         ----

--------
  N/M--Not meaningful

                                 RISK FACTORS

  Before voting on the ShopKo Plan or the Phar-Mor Plan, holders of ShopKo Shares and Phar-Mor Shares should carefully read this entire Joint Proxy Statement/Prospectus and the Annexes hereto and should give particular attention to the following considerations.

COMPETITION

  The discount retail merchandise business generally, and the discount retail drugstore business in particular, are highly competitive and subject to excess capacity. Certain competitors of ShopKo and Phar-Mor are much larger than Cabot Noble and have substantially greater resources than ShopKo and Phar-Mor. The competition for customers has intensified in recent years as larger competitors, such as Wal-Mart, Kmart, Target and Walgreen's, have moved into ShopKo's and/or Phar-Mor's geographic markets. In addition, stores recently opened by ShopKo have been less successful than established stores as a result of competitive pressures from larger national retail chains and the difficulty in attracting a sufficient customer base in new market areas. Although ShopKo has performed well notwithstanding this intensified competition, and management of Cabot Noble believes that the Transaction will give both ShopKo and Phar-Mor the ability to compete more effectively in the market for discount merchandise and prescription sales, there is no assurance that either ShopKo or Phar-Mor will be able to compete successfully.

  The prescription benefit management industry is dynamic, growing and very competitive. ProVantage competes for health services clients with a number of prescription benefit management companies including PCS Health Systems, Inc. (a subsidiary of Eli Lilly and Co.), Merck-Medco Managed Care, Inc. (a subsidiary of Merck & Co., Inc.), Express Scripts, Inc., Caremark International, Inc. (a subsidiary of Med Partners, Inc.), TDI, Inc. (a subsidiary of Thrift Drug Company, Inc.), Value RX (a subsidiary of Value Health, Inc.), and Diversified Pharmaceutical Services, Inc. (a subsidiary of SmithKline Beecham), many of which are substantially larger than ProVantage and each of which has considerable resources.

LIMITED OPERATING HISTORY OF REORGANIZED PHAR-MOR

  Phar-Mor emerged from bankruptcy in September 1995 and, therefore, has a limited history of operations as a reorganized company. Since that time, Phar-Mor's management has implemented a number of new operational strategies, many of which only recently have begun to have an impact on Phar-Mor's results of operations. For the fiscal year ended June 29, 1996, Phar-Mor reported revenues of approximately $1.1 billion, with pro forma net income of approximately $3.3 million, or $0.27 per Phar-Mor Share. Phar-Mor incurred a net loss for the quarter ended June 29, 1996 of $2.7 million or $0.22 per Phar-Mor Share. For the twenty-six weeks ended December 28, 1996, Phar-Mor reported revenues of $555.5 million, with a net loss of $2.7 million or $0.23 per Phar-Mor Share. There is no assurance that Phar-Mor will be profitable or generate earnings.

COMBINATION OF RETAIL OPERATIONS; REALIZATION OF SYNERGIES

  The management of ShopKo and Phar-Mor each believes that Cabot Noble will be able to integrate the geographically and operationally diverse businesses of ShopKo and Phar-Mor in a beneficial and profitable manner. However, the operations and management of ShopKo and Phar-Mor are different, and Cabot Noble may incur costs or encounter other challenges not currently anticipated which may negatively affect its prospects. In addition, there can be no assurance that Cabot Noble will realize in whole or in part the anticipated synergies and cost savings reflected in the pro forma financial statements or the "Certain Forward-Looking Information" or "Cabot Noble Business Strategy" sections. Among the factors which may cause Cabot Noble not to realize in whole or in part the anticipated benefits of the Combination could be (i) lower than anticipated savings from combined purchasing activities; (ii) higher than anticipated costs of integrating the operations of the two entities; (iii) greater than anticipated problems in cross-merchandising; (iv) lower than anticipated savings from combining distribution facilities; and (v) lower than anticipated savings from administrative efficiencies.

LEVERAGE

  Phar-Mor and ShopKo have incurred a significant amount of debt in connection with the remodeling of Phar-Mor and ShopKo stores, construction of new ShopKo stores, and operation of their respective businesses. In connection with the Transaction, Cabot Noble intends to complete negotiations, finalize documentation and consummate the Cabot Noble Financing. Such arrangements, and certain other obligations of Cabot Noble and its subsidiaries, as they are expected to exist after consummation of the Transaction, are described in "The Transaction--Financing." The degree to which ShopKo and Phar-Mor are leveraged could have adverse effects on Cabot Noble, including the following: (i) the ability of Cabot Noble to obtain additional financing may be impaired, (ii) a substantial portion of cash flow from operations must be dedicated to the payment of the principal of and interest on debt, (iii) the existing indebtedness of Phar-Mor restricts the distribution of dividends to shareholders, including Cabot Noble after the Combination, and (iv) the leverage may make Cabot Noble more vulnerable to economic downturns and may limit its ability to withstand competitive pressures and any adverse changes in government regulation. See "ShopKo Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Phar-Mor Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition and Liquidity," and "The Transaction--Financing."

INTERESTS OF MANAGEMENT

  In considering the recommendations of the ShopKo Board and the Phar-Mor Board with respect to the Combination, shareholders of ShopKo and Phar-Mor should be aware that certain members of ShopKo's and Phar-Mor's management and their respective Boards, including individuals who are or will be directors and executive officers of Cabot Noble, have certain interests in the Transaction in addition to the interests of ShopKo and Phar-Mor shareholders generally. In addition, certain members of ShopKo's and Phar-Mor's management and their respective Boards are, or as of the Effective Date will be, directors and/or executive officers of Cabot Noble. See "Description of Cabot Noble--Directors and Executive Officers." For a discussion of certain matters relating to the employment and compensation of the directors and executive officers of ShopKo and Phar-Mor who will become officers and/or directors of Cabot Noble, see "Description of Cabot Noble--Management Compensation," "Description of Cabot Noble--Employment Contracts" and "Certain Transactions."

TRADING MARKET FOR CABOT NOBLE SHARES

  Cabot Noble expects that there will be a reasonable trading market in Cabot Noble Shares, but there can be no assurance that such a market will develop or be sustained. The ShopKo Shares are currently listed and traded on the NYSE, and the Phar-Mor Shares are currently traded on the Nasdaq-NMS. The Cabot Noble Shares have been approved for trading on the NYSE, subject to official notice of issuance. After the Effective Date, the market price of Cabot Noble Shares could be subject to significant fluctuations in response to various factors and events, including the depth and liquidity of the market for Cabot Noble Shares, variations in Cabot Noble's operating results, litigation, or new statutes or regulations, or changes in the interpretations of existing statutes and regulations, affecting the retail discount drugstore, general merchandise and health services industries.

HOLDING COMPANY STRUCTURE; RELIANCE ON SUBSIDIARIES FOR DIVIDENDS

  Cabot Noble will be a holding company, the principal assets of which will be its subsidiaries, ShopKo and Phar-Mor. As a holding company, Cabot Noble's internal sources of funds to meet its cash needs, including payment of expenses, are dividends and other permitted payments from its direct and indirect subsidiaries, as well as its own credit arrangements. The ability of Cabot Noble's operating subsidiaries to pay dividends or make other payments to Cabot Noble is expected to be restricted by the terms of various credit arrangements entered into by such operating subsidiaries, as well as statutory and other legal restrictions, and such payments would restrict Cabot Noble's ability to utilize cash flow from one subsidiary to satisfy working capital needs of another subsidiary and could otherwise have a material adverse effect upon Cabot Noble's business, financial condition and results of operations. See "--Dividends."

DIVIDENDS

  While Cabot Noble may, in the future, determine to pay dividends, it is expected that, for the foreseeable future, Cabot Noble will retain all future earnings, if any, for the growth and expansion of its business and not declare or pay dividends. The declaration and payment of future dividends on Cabot Noble Shares depends upon the income, financial condition and capital and cash requirements of Cabot Noble, restrictions on dividends under applicable law and imposed by existing and future credit facilities and other borrowings, including the Cabot Noble Financing. Accordingly, there can be no assurance that dividends on Cabot Noble Shares will be declared or paid in the future nor any assurances as to amounts or timing of any such dividends. Thus, holders of the ShopKo Shares will, as a result of the Combination, exchange their investments in securities that have been paying, or may be able to pay, cash dividends for an investment in securities with respect to which no dividends or other distributions are anticipated. ShopKo has agreed not to declare or pay any cash dividends on the ShopKo Shares following the regular quarterly cash dividend of $0.11 per ShopKo Share paid on September 15, 1996. At the present time, covenants governing the existing indebtedness of Phar-Mor restrict the payment of dividends on Phar-Mor Shares. Following the consummation of the Transaction, such covenants would continue to restrict Phar-Mor's ability to pay dividends to Cabot Noble which, in turn, may affect the amount of dividends which Cabot Noble could pay to its shareholders. Additionally, currently proposed terms for the Cabot Noble Financing would impose restrictions on Cabot Noble's ability to pay dividends to its shareholders. See "Description of Capital Stock of Cabot Noble," "Market Price and Dividend Data" and "The Transaction--Financing."

DILUTION; CONTROL OF CABOT NOBLE

  Immediately following the consummation of the Transaction, Cabot Noble's officers and directors and their affiliates will beneficially own in the aggregate approximately 7.4% of the outstanding Cabot Noble Shares, excluding Cabot Noble Shares subject to options that will be granted upon consummation of the Transaction as described in "Description of Cabot Noble--Stock Incentive Plan" and "Description of Cabot Noble--Director Stock Plan." Pursuant to the employment agreements described below in "Certain Transactions," Messrs. Kramer, Podany, and Jones will receive nonqualified stock options which will permit such individuals to purchase a specified number of Cabot Noble Shares at a per share exercise price equal to the fair market value of a Cabot Noble Share on the Effective Date. Mr. Kramer's option is for 175,000 Cabot Noble Shares, and the options of each of Messrs. Podany and Jones are for 112,500 Cabot Noble Shares. Each of the options will vest in one-third increments on each of the first, second and third anniversaries of the option grant, unless the individual is terminated without cause or leaves ShopKo's employ for Good Reason (as defined in the employment agreements), in which case the relevant option would vest immediately. The Phar-Mor Board has approved the grant, on the Effective Date, of non-qualified options to purchase up to 100,000 Cabot Noble Shares to each of Messrs. Schwartz and O'Leary and non-qualified options to purchase 50,000 Cabot Noble Shares to Mr. Ficarro. Additionally, Cabot Noble intends to grant options to purchase approximately 1,000,000 Cabot Noble Shares to its executives and managers pursuant to the Stock Incentive Plan described below (see "Description of Cabot Noble--Stock Incentive Plan"), in addition to the Cabot Noble options which will be outstanding at the Effective Date upon conversion of existing ShopKo and Phar-Mor options. The Cabot Noble options will entitle their holders to acquire a number of Cabot Noble Shares equal in the aggregate to approximately 12.7% of the Cabot Noble Shares which will be outstanding following the Cabot Noble Buy Back. Currently outstanding ShopKo options and Phar-Mor options entitle their holders to acquire up to 8.2% and 2.4% of the currently outstanding ShopKo Shares and Phar-Mor Shares, respectively.

  Upon consummation of the Transaction, assuming that the ShopKo Exchange Ratio is 3.14, the former ShopKo Public Shareholders will own approximately 76.5%, supervalu will own approximately 6.5%, and former Phar-Mor shareholders will own approximately 17.0% of the outstanding Cabot Noble Shares. See Annex E.

  Given the relatively high percentage ownership interests of supervalu and Cabot Noble's officers and directors, supervalu and Cabot Noble's officers and directors may be able to influence the outcome of stockholder votes on various matters, including the election of directors, extraordinary corporate transactions and certain business combinations.

  Upon consummation of the Transaction, Cabot Noble's Restated Certificate of Incorporation, a copy of which is attached as Annex F (the "Cabot Noble Certificate") will authorize the issuance of 50,000,000 shares of preferred stock. The Cabot Noble Board has authority, without shareholder approval, to issue shares of preferred stock in one or more series and to determine the number of shares, designations, dividend rights, conversion rights, voting power, redemption rights, liquidation preferences and other terms of each such series. See "Description of Capital Stock of Cabot Noble."

  Any of the above matters may result in substantial dilution of the Cabot Noble equity attributable to Cabot Noble Shares outstanding at the Effective Date.

RESALE OF CABOT NOBLE SHARES

  All Cabot Noble Shares received by ShopKo and Phar-Mor shareholders in the Transaction will be freely transferable, except that Cabot Noble Shares received by ShopKo or Phar-Mor shareholders who are deemed to be "affiliates" of ShopKo or Phar-Mor prior to the Transaction may be resold by them only in transactions permitted by the resale provisions and volume limitations of Securities Act Rule 145 (or Securities Act Rule 144 in the case of such persons who become affiliates of Cabot Noble) or as otherwise permitted under the Securities Act. supervalu, Hamilton Morgan, FoxMeyer Health and Robert Haft will have certain registration rights with respect to the public distribution of their Cabot Noble Shares. This Joint Proxy Statement/Prospectus relates to and covers the resale of Cabot Noble Shares held by supervalu, Hamilton Morgan, FoxMeyer Health and Robert Haft. See "The Transaction--Cabot Noble Buy Back" and "Selling Stockholders--Registration Rights."

MARKET PRICE OF CABOT NOBLE SHARES

  No assurance can be given that the aggregate market value of the Cabot Noble Shares outstanding after consummation of the Transaction will equal or exceed the aggregate market value of the Phar-Mor Shares plus the aggregate market value of the ShopKo Shares. Following consummation of the Transaction, the market price of Cabot Noble Shares may be subject to significant fluctuations in response to various factors and events, including the depth and liquidity of the market for Cabot Noble Shares, variations in Cabot Noble's operating results, litigation, market-wide fluctuations, new statutes or regulations, or changes in the interpretation of existing statutes and regulations affecting the retail discount drugstore, general merchandise and health care services industry.

  After consummation of the Transaction, a large number of outstanding Cabot Noble Shares may be offered for sale in a short period of time for various reasons, including the increased liquidity that the Transaction may afford to the holders of Cabot Noble Shares and Cabot Noble Warrants. Any initial selling pressure might tend to depress the market price of the Cabot Noble Shares. There is no substantial basis for predicting whether or not the Cabot
Noble Shares will trade below book value per share. On      , 1997, the Phar-
Mor Stock closing price on the Nasdaq--NMS was $    per share. On      , 1997,
the ShopKo Share closing price on the NYSE was $    per share.

DEPENDENCE ON KEY PERSONNEL

  Cabot Noble will be dependent upon the continued services and management experience of ShopKo's and Phar-Mor's executive officers, including Robert Haft, Chairman and Chief Executive Officer of Cabot Noble and Phar-Mor and Dale Kramer, Chief Executive Officer of ShopKo. Under Mr. Haft's existing employment agreement with Phar-Mor, the Combination constitutes a "change in control" with respect to Phar-Mor, which entitles Mr. Haft to terminate his employment with Phar-Mor and to consider such a termination as "Without Cause", thereby giving rise to certain rights as described herein. See "Description of Phar-Mor--Employment Contracts and Termination of Employment and Change of Control Agreements." In addition, the Combination also would be considered a "change in control" under Mr. Haft's employment agreement giving rise to the rights described above if Mr. Haft were "involuntarily" no longer a member of Hamilton Morgan, including as a result of a sale of his interest pursuant to the exercise of the buy-sell provision under the Hamilton Morgan LLC Agreement, provided that Mr. Haft did not trigger the buy-sell provision (FoxMeyer Health has exercised such buy-sell provisions.) Phar-Mor has calculated that the payment to which Mr. Haft would be entitled if his employment were to terminate under these conditions includes approximately $5.3 million in salary, bonus and benefits, depending upon date of termination, plus a long term performance payout that cannot be calculated at this time. Certain components of the formula for determination of the long term performance payout are currently not determinable or subject to differing interpretations; however, subject to a variety of assumptions and interpretations the amount of the long term performance payout could range from $0 to approximately $7 million. Additionally, Mr. Haft is entitled to be reimbursed for any federal income tax resulting from an "excess parachute payment" within the meaning of Section 280G of the Code, which reimbursement could range from $0 to approximately $6.7 million. Mr. Haft has indicated to the Phar-Mor Board that he would consider an amicable termination of his Phar-Mor employment agreement under certain conditions, including his employment as Cabot Noble's Chairman and Chief Executive Officer, pursuant to an employment agreement between Cabot Noble and Mr. Haft. The terms of any employment agreement between Cabot Noble and Mr. Haft remain to be negotiated. It is possible that compensation payable to Mr. Haft under an employment agreement with Cabot Noble may be greater than his current compensation under his Phar-Mor employment agreement. If such amicable termination is reached, or occurs, it is unclear what impact such resolution would have on Phar-Mor. See "Cabot Noble Unaudited Pro Forma Consolidated Financial Statements," "Description of Phar-Mor--Employment Contracts and Termination of Employment and Change-in-Control Arrangements" and "Certain Transactions--ShopKo Employment Agreements--Executive Officers." If any of such executive officers leave Cabot Noble, Cabot Noble's operating results could be affected adversely. Cabot Noble's success depends on its ability to hire and retain skilled employees, particularly in administration, purchasing and marketing, and the failure to do so could adversely affect Cabot Noble's profitability and potential for growth.

REDUCED QUORUM REQUIREMENT

  Generally, the presence of the holders of at least a majority of the Phar-Mor Shares outstanding on the Phar-Mor Record Date, whether present in person or by properly executed and delivered proxy, will constitute a quorum for the purposes of the Phar-Mor Special Meeting. However, in certain limited circumstances, Pennsylvania law (as well as the Phar-Mor Bylaws) provides that any number of shareholders that attend a meeting will constitute a quorum for the purposes of shareholder action. Section 1756(b)(2) of the Pennsylvania Business Corporation Law (the "Pennsylvania Law") provides that those Phar-Mor shareholders entitled to vote who attend a meeting of shareholders that has been previously adjourned for one or more periods aggregating at least 15 days because of the absence of a quorum, although representing less than a majority of the outstanding Phar-Mor Shares, shall nevertheless constitute a quorum for the purpose of acting upon any matter set forth in the notice of the meeting if the notice states that those shareholders who attend the adjourned meeting shall nevertheless constitute a quorum for the purpose of acting upon the matter. Thus, the Phar-Mor Plan could be approved by as few as one Phar-Mor shareholder if only one shareholder attends the adjourned Phar-Mor Special Meeting, in person or by proxy. Management of Phar-Mor believes that this provision will have little effect on shareholder rights because of the high likelihood that a substantially greater number of Phar-Mor Shareholders would attend such an adjourned meeting, in person or by proxy. The Phar-Mor shareholders' notice includes such a statement, in boldface type, notifying the shareholders of the possibility of such an adjournment and that the Phar-Mor Plan may, therefore, be approved by a majority of a quorum which constitutes the holders of less than a majority of the outstanding Phar-Mor Shares. No further notice to Phar-Mor shareholders is required in connection with any adjournment of the Phar-Mor Special Meeting, other than by announcement at the meeting at which the adjournment is taken, unless the Phar-Mor Board fixes a new record date for the adjourned meeting. PHAR-MOR SHAREHOLDERS SHOULD BE AWARE THAT IN THE EVENT THE PHAR-MOR SPECIAL MEETING AS SCHEDULED IS

ADJOURNED FOR ONE OR MORE PERIODS AGGREGATING AT LEAST 15 DAYS BECAUSE OF THE ABSENCE OF A QUORUM AND NEITHER PHAR-MOR NOR SHOPKO EXERCISES ITS RIGHT TO TERMINATE THE COMBINATION AGREEMENT, THEN ANY NUMBER OF SHAREHOLDERS WHO ATTEND THE ADJOURNED PHAR-MOR SPECIAL MEETING, IN PERSON OR BY PROXY, WHETHER OR NOT THEY REPRESENT LESS THAN A MAJORITY OF THE OUTSTANDING PHAR-MOR SHARES, SHALL NEVERTHELESS CONSTITUTE A QUORUM FOR THE PURPOSE OF ACTING ON THE MATTERS IDENTIFIED IN THE PHAR-MOR NOTICE OF SPECIAL MEETING OF SHAREHOLDERS ACCOMPANYING THIS JOINT PROXY STATEMENT/PROSPECTUS. IN OTHER WORDS, UNDER SUCH CIRCUMSTANCES THERE IS NO MINIMUM NUMBER OF PHAR-MOR SHAREHOLDERS NECESSARY TO REPRESENT A QUORUM AT THE ADJOURNED PHAR-MOR SPECIAL MEETING. THEREFORE, THE PHAR-MOR PLAN MAY, PURSUANT TO THE PENNSYLVANIA LAW AND PHAR-MOR'S BYLAWS, BE APPROVED BY A MAJORITY OF A QUORUM WHICH, IN CERTAIN CIRCUMSTANCES, MAY CONSTITUTE THE HOLDERS OF LESS THAN A MAJORITY OF THE ISSUED AND OUTSTANDING PHAR-MOR SHARES.

  The Combination Agreement provides that either the Phar-Mor Board or the ShopKo Board may terminate the Combination Agreement if the Effective Date does not occur on or before March 31, 1997. Therefore, based on the

                                     24 1
presently scheduled date of the Phar-Mor Special Meeting, if such meeting were adjourned for the 15 days required to utilize the reduced quorum provisions described above, the ShopKo Board and the Phar-Mor Board would each have the right to terminate the Combination Agreement prior to the rescheduled Phar-Mor Special Meeting.

  Because typically some percentage of the shares entitled to vote at a meeting of shareholders do not vote and approval of the Phar-Mor Plan requires the affirmative vote of a majority of votes cast, Phar-Mor Shares representing less than a majority of the outstanding voting power will likely be sufficient to approve the Transaction. See "--Hamilton Morgan Issues" and "Description of Phar-Mor--Security Ownership of Certain Beneficial Owners and Management."

NO APPRAISAL RIGHTS FOR HOLDERS OF PHAR-MOR SHARES; SHOPKO DISSENTERS' RIGHTS

  The holders of Phar-Mor Shares who do not vote for approval and adoption of the Phar-Mor Plan will have no appraisal, dissenters' or similar rights if the Combination is approved and the Transaction is consummated. See "The Special Meetings--Dissenters' Rights." Holders of ShopKo Shares have dissenters' rights as described in "The Special Meetings--Dissenters' Rights" and Annex D hereto.

ANTI-TAKEOVER PROVISIONS

  The Cabot Noble Certificate and/or the Cabot Noble Bylaws will contain several procedures and provisions designed to reduce the likelihood of a change in the management or voting control of Cabot Noble without the consent of the then incumbent members of the Cabot Noble Board, including the ability of the Cabot Noble Board to issue classes or series of preferred stock and the adoption of a stockholder rights plan. In addition, the Cabot Noble Certificate and/or the Cabot Noble Bylaws (i) provide for a classified Board of Directors serving staggered three-year terms, (ii) impose restrictions on who may call a special meeting of stockholders, (iii) include a requirement that stockholder action may not be taken by written consent and (iv) specify certain advance notice requirements for stockholder nominations of candidates for election to the Cabot Noble Board and certain other stockholder proposals. In addition, the Cabot Noble Board, without further action by the stockholders of Cabot Noble, may cause Cabot Noble to issue up to 50,000,000 shares of preferred stock on such terms and with such rights, preferences and designations as the Cabot Noble Board may determine. These provisions may be deemed to have an anti-takeover effect and may delay, defer, or prevent a tender offer or takeover attempt that a stockholder might consider to be in that stockholder's best interests, including attempts that might result in a premium over the market price for the shares held by stockholders.

  In addition, Cabot Noble is governed by Section 203 of the Delaware General Corporation Law (the "Delaware Law"), which prohibits business combinations between Cabot Noble and any interested stockholder of Cabot Noble for a period of three years following the date on which such stockholder became an owner of 15% or more of the outstanding voting stock of Cabot Noble, unless certain statutory exceptions are satisfied. Section 203 of the Delaware Law may also have the effect of discouraging non-negotiated takeover attempts.

  For a discussion of documents and provisions with potential anti-takeover effects, see "Comparison of Rights of Phar-Mor and ShopKo Shareholders and Cabot Noble Stockholders."

LITIGATION AND INSURANCE

  The sale of retail merchandise and provision of health services entails an inherent risk of liability. Both Phar-Mor and ShopKo are currently subject to a number of lawsuits, and it is expected that Cabot Noble from time to time will be subject to similar suits in the ordinary course of business. Phar-Mor, ShopKo and Cabot Noble each currently maintain insurance intended to cover such claims, and management of each believes that its respective insurance programs are adequate. There can be no assurance, however, that claims in excess of insurance coverage or claims not covered by insurance coverage will not arise. There can be no assurance that Phar-Mor, ShopKo and Cabot Noble will be able to obtain insurance coverage in the future on acceptable terms, if at all. A successful claim against any of them substantially in excess of its insurance coverage, or for claims which are not covered by such insurance, could have a material adverse effect on its financial condition and results of operations. In addition, claims against any of the companies, regardless of merit or eventual outcome, may have a material adverse effect upon their reputations and businesses. See "--Hamilton Morgan Issues," "Description of Phar-Mor--Legal Proceedings" and "Description of ShopKo--Legal Proceedings."

HAMILTON MORGAN ISSUES

  As of February , 1997, Hamilton Morgan owns directly 3,750,000 Phar-Mor Shares representing 30.8% of the issued and outstanding Phar-Mor Shares. Hamilton Morgan has also been granted proxies with respect to an additional 1,158,435 Phar-Mor Shares ("Proxy Shares") (of which 954,033 shares are issued and outstanding as of February , 1997), pursuant to which Hamilton Morgan has sole voting power. Pursuant to the terms of the Hamilton Morgan LLC Agreement, all of Hamilton Morgan's Phar-Mor Shares may be voted only with the unanimous consent of Hamilton Morgan's members. Accordingly, each of FoxMeyer Health and the Haft Members have shared voting power with respect to all such Phar-Mor Shares. FoxMeyer Health has indicated that it has not yet reached a conclusion as to its position on the Transaction.

  In connection with the purchase by Hamilton Morgan of such 3,750,000 Phar-Mor Shares, FoxMeyer Health entered into a financing agreement with Credit Lyonnais New York Branch ("Credit Lyonnais") pursuant to which Hamilton Morgan pledged 2,617,500 Phar-Mor Shares as collateral (the "Credit Lyonnais Pledge"). In the event of a default under the Credit Lyonnais Pledge, Credit Lyonnais may acquire such Phar-Mor Shares by foreclosing on its collateral. In addition, in the event that the foregoing pledge by Hamilton Morgan is void for any reason, Credit Lyonnais may enforce a lien on FoxMeyer Health's membership interest in Hamilton Morgan.

  Phar-Mor has been informed that on December 18, 1996 FoxMeyer Health exercised its buy-sell rights under the Hamilton Morgan LLC Agreement. Pursuant to the Hamilton Morgan LLC Agreement, from and after May 1, 1996, either FoxMeyer Health, on the one hand, or the Haft Members, on the other hand, may offer to buy from, and sell to, the other its membership interest in Hamilton Morgan. Pursuant to the agreement, FoxMeyer Health has offered to sell its Hamilton Morgan membership interests to the Haft Members, or to purchase the Haft Members' membership interests in Hamilton Morgan. The buy-sell price offered by FoxMeyer Health implies a total valuation for Hamilton Morgan of $33,750,000.

  Phar-Mor has been informed that on December 23, 1996, the Haft Members exercised their rights under the Hamilton Morgan LLC Agreement to seek binding arbitration regarding certain areas of disagreement between the Haft Members and FoxMeyer Health, including voting rights with respect to the Phar-Mor Shares beneficially held by Hamilton Morgan and certain matters related to FoxMeyer Health's exercise of its buy-sell rights. Pursuant to the Hamilton Morgan LLC Agreement, upon an event of default under the Credit Lyonnais Pledge and until closing on any disposition of the Phar-Mor Shares pledged thereunder, if any, the President of Hamilton Morgan shall have the exclusive power and authority, exercisable in his sole and absolute discretion, to exercise all voting rights arising in connection with all of the Phar-Mor Shares beneficially held by Hamilton Morgan, including specifically all Phar-Mor Shares pledged to Credit Lyonnais. FoxMeyer Health's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, stated that it had violated certain covenants under the Credit Lyonnais Pledge, which violations Credit Lyonnais had temporarily waived. With regard to voting rights, the Haft Members have asserted that an event of default occurred under the Credit Lyonnais Pledge, thereby giving Robert Haft, as President of Hamilton Morgan, sole discretion to exercise all voting rights associated with the Phar-Mor Shares beneficially held by Hamilton Morgan. FoxMeyer Health claims that no such event of default has occurred.

  By a letter dated January 3, 1997, FoxMeyer Health has taken the position that: (i) consummation of the Phar-Mor Exchange will result in a termination of Hamilton Morgan and (ii) due to certain conflicts of interest which FoxMeyer Health asserts the Combination creates for Mr. Haft, the Haft Members should vote the Phar-Mor Shares beneficially owned by Hamilton Morgan as directed by FoxMeyer Health. The Haft Members disagree with such positions.

  The Haft Members' arbitration request asserts, among other matters, that FoxMeyer Health's interpretation of the buy-sell is not in accordance with the Hamilton Morgan LLC Agreement and therefore should be decided by binding arbitration. Under the terms of the Hamilton Morgan LLC Agreement, the Haft Members have a period of 90 days to consider the buy-sell offers. The Haft Members have requested that the arbitrator toll such 90 day period pending the arbitrator's resolution of matters relating to the buy-sell offers. Closing under the buy-sell is contemplated to occur within 30 days after the Haft Members' acceptance or rejection of the offers. Upon the occurrence of such a sale or purchase, the purchasing member would obtain sole voting power over the 3,750,000 Phar-Mor Shares held by Hamilton Morgan. However, in the event of such a sale or purchase, the proxies granted by FoxMeyer Health and the Haft Members to Hamilton Morgan with respect to the Proxy Shares would terminate, and sole voting power with respect to such Phar-Mor Shares would revert to the grantor of the proxy.

  In addition, FoxMeyer Health is subject to a temporary restraining order dated January 13, 1997 requiring notice prior to any disposition of its Phar-Mor Shares or other assets transferred outside of the ordinary course of business in connection with ongoing litigation in the pending bankruptcy case of FoxMeyer Drug Company. See "Description of Phar-Mor--Security Ownership of Certain Beneficial Owners and Management."

  Phar-Mor is not able to determine what effect, if any, the events and proceedings discussed above will have on the ability of Phar-Mor to consummate the Transaction. See "Risk Factors--Reduced Quorum Requirement."

FORMULARY REVENUES

  A significant portion of ProVantage's earnings are attributable to its formulary management service programs. Revenues derived from these services include payments from pharmaceutical manufacturers for volume discounts, rebates, and other fees. Prior to calendar year 1996, ProVantage directly maintained contractual relationships with pharmaceutical manufacturers through which these revenues were derived. During calendar year 1996, ProVantage utilized a third-party formulary administrator which entered into and maintained many of these contractual relationships. Effective January 1, 1997, ProVantage has terminated its contractual relationship with such third-party formulary administrator, and has resumed performing all formulary management functions internally. ProVantage management believes it has secured an adequate number of contractual commitments from pharmaceutical manufacturers to resume the manufacturer contracting function without interruption of its revenue streams, but there is no assurance that such contractual relationships will continue unchanged beyond their stated terms, which are typically one or two years. Additionally, groups of retail pharmacies have filed lawsuits throughout the United States against pharmaceutical manufacturers and certain pharmacy benefit managers challenging certain brand drug pricing practices under various state and federal antitrust laws. The suits allege, among other things, that the manufacturers have offered, and certain parties have knowingly accepted, discounts and rebates on drug purchases that violate the U.S. Robinson-Patman Act. ProVantage is not a party to any of these proceedings. However, if certain pricing practices now prevalent in the pharmaceutical industry are determined to be violative of any laws, then the availability to ProVantage of certain discounts, rebates and fees that ProVantage presently receives in connection with its drug purchasing and formulary management programs could be adversely affected.

                         CABOT NOBLE BUSINESS STRATEGY

  The following summary of the business strategy of Cabot Noble was developed jointly by the current managements of Phar-Mor and ShopKo. See "Description of Cabot Noble--Directors and Executive Officers." Set forth below are certain forward-looking statements. The actual results of ShopKo, Phar-Mor and Cabot Noble may differ materially from those contained in the forward-looking statements. Factors which may cause such differences are identified under "Certain Forward-Looking Information," "Risk Factors--Combination of Retail Operations; Realization of Synergies," and "Forward-Looking Statements."

GENERAL

  The Combination will join ShopKo and Phar-Mor, which currently are regional discount retail chains, to form a dynamic national discount retailer offering general merchandise in conjunction with pharmaceutical and health care products and services with more than 230 stores in 29 states and estimated total revenues of approximately $3.3 billion in fiscal 1997. There will be geographic overlap of stores in only one market--ShopKo and Phar-Mor each have one store located in Racine, Wisconsin.

  To succeed in today's increasingly competitive retail environment ShopKo and Phar-Mor need to achieve economies of scale and be dominant in a greater range of value-oriented merchandise. The strategy of relying primarily on the building of new stores to achieve greater scale is significantly more expensive and entails more risk than the addition, expansion, refurbishment and remerchandising of stores with existing customer bases. The Combination will enable ShopKo and Phar-Mor to leverage costs and expand market share by capitalizing on their respective strengths.

  Management believes:

  . the consolidation of Phar-Mor's corporate headquarters with ShopKo's headquarters in Green Bay, Wisconsin;

  . the creation of buying, distribution, merchandising and management synergies;

  .  the expansion of retail pharmacy, optical and health care services; and

  . the introduction of ShopKo's successful retail merchandising to Phar-Mor's turnaround program will result in a stronger and more efficient retailer with greater potential for earnings growth.

  Management believes this expanded market share can be achieved without the need for additional debt. In particular, the management of Cabot Noble has targeted a maximum net debt-to-total capitalization ratio of 55%. At November 2, 1996, the ShopKo ratio was 49%, the Phar-Mor ratio was 66%, and the pro forma combined Cabot Noble ratio would have been 72% after giving effect to the Transaction.

  Management believes that many of the proven strategies implemented by ShopKo during the last five years can be successfully utilized by Phar-Mor to similarly enhance its competitive position. Both ShopKo and Phar-Mor stores include market leading pharmacies, offer a wide array of health and beauty care products and derive significant revenues from general merchandise sales of similar items (aggregating annual revenues of $1.2 billion). ShopKo, however, has differentiated its retail general merchandising by emphasizing a broader variety of value oriented, upscale lifestyle merchandise in specialty departments. Phar-Mor, while generally relying more heavily on value pricing,
has since    , 1995 emphasized specialty departments that mirror ShopKo's strategy. Management believes that the addition by ShopKo and Phar-Mor of complementary products and services offered by the other will allow Cabot Noble to further increase revenues and earnings. This strategy, together with the merchandising of approximately 500,000 square feet of unutilized or underutilized Phar-Mor store space with higher margin products that are now sold in ShopKo's stores, should enable ShopKo and Phar-Mor to become more efficient, grow faster and produce greater earnings on a combined basis than if they were operated as completely independent retailers.

  The managements of ShopKo and Phar-Mor believe that Cabot Noble will be able to integrate the geographically and operationally diverse businesses of ShopKo and Phar-Mor in a beneficial and profitable manner. However, the operations and management of ShopKo and Phar-Mor are different, and Cabot Noble may incur costs or encounter other challenges not currently anticipated which may negatively affect its prospects. In addition, there can be no assurance that Cabot Noble will realize in whole or in part the anticipated cost savings and synergies reflected below. Among the factors which may cause Cabot Noble not to realize in whole or in part the anticipated benefits of the Combination are
(i) lower than anticipated savings from combined purchasing activities; (ii) higher than anticipated costs of integrating the operations of the two entities; (iii) greater than anticipated problems in cross-merchandising; (iv) lower than anticipated savings from combining distribution facilities; and (v) lower than anticipated savings from administrative efficiencies.

EXPECTED COST SAVINGS AND SYNERGIES FROM THE COMBINATION

  Based on the factors enumerated in "Certain Forward-Looking Information," the Combination is expected to generate estimated cost savings and merchandising synergies of approximately $7.5 million in fiscal 1998

                                     28 1

(assuming the Transaction is consummated on March 31, 1997) and $20 million annually thereafter, net of amounts reinvested in lower, more competitive retail prices on ShopKo merchandise. Major areas of cost savings include management information systems, accounting, headquarters support, and the relocation of Phar-Mor's headquarters. These savings are expected to lower overhead costs on a per store basis, and are expected to enable ShopKo and Phar-Mor to gain additional market share on a nationwide basis. The cost savings and synergies are expected to be derived from the following areas:

                                                       FISCAL 1998 FISCAL 1999
                                                       ----------- -----------
                                                            (IN MILLIONS)
     Cost Savings:
      Consolidation of headquarters..................     $3.4        $ 8.9
      Purchasing synergies...........................      6.0         13.5
      Leverage ShopKo's management information
       systems.......................................      3.3          3.7
     Synergies:
      Growth opportunities through cross-
       merchandising.................................      4.0         10.0
      Less amounts reinvested in lower prices........     (9.2)       (16.1)
                                                          ----        -----
                                                          $7.5        $20.0
                                                          ====        =====

  The various cost savings and other benefits identified below are presented net of depreciation associated with the estimated $8.5 million of capital cost required to integrate certain ShopKo and Phar-Mor operations and net of other incremental expenses.

  EXPECTED COST SAVINGS FROM THE COMBINATION

  Consolidation of Headquarters. Phar-Mor's Youngstown, Ohio headquarters will be closed and moved to ShopKo's headquarters in Green Bay, Wisconsin, where most of the administrative functions of Cabot Noble will be consolidated. Several key regional Phar-Mor personnel will relocate to existing offices in the Phar-Mor distribution center in Youngstown, while other essential Phar-Mor personnel will relocate to Green Bay. The consolidation is expected to result in the following cost savings:

                                                         FISCAL 1998 FISCAL 1999
                                                         ----------- -----------
                                                              (IN MILLIONS)
     Accounting.........................................    $1.2        $2.5
     Management information systems.....................     0.9         2.3
     Advertising........................................     0.5         1.0
     Headquarters support...............................     0.8         3.1
                                                            ----        ----
                                                            $3.4        $8.9
                                                            ====        ====

  Purchasing Synergies. The Combination will create substantial additional buying power for Cabot Noble. Approximately $535 million in revenues annually, on a combined basis, are derived from pharmacy operations; and approximately $685 million in revenues annually, on a combined basis, are derived from general merchandise sales of similar items. Management believes that through coordinated purchasing efforts, Cabot Noble can realize the following synergies:

                                                       FISCAL 1998 FISCAL 1999
                                                       ----------- -----------
                                                            (IN MILLIONS)
     Lower acquisition cost...........................    $4.9        $11.2
     Vendor allowances................................     0.6          1.3
     Trade discounts..................................     0.5          1.0
                                                          ----        -----
                                                          $6.0        $13.5
                                                          ====        =====

  Leverage ShopKo's Management Information Systems. During the last several years ShopKo has invested a total of approximately $40 million in strategic infrastructure and information systems, and has become an industry leader in the use of information technology and systems. ShopKo's management information systems are considered to be on the leading edge of technology for retail stores. Phar-Mor, if it remained independent, would have to make significant investments in such systems. The Combination enables Phar-Mor to begin benefitting immediately from ShopKo's investment, without the risks, costs and delays of developing its own systems, and enables ShopKo to leverage its systems costs across a larger number of retail stores, which will operate to the benefit of both companies.

  The use of ShopKo's management information systems is expected to result in the following cost savings:

                                                         FISCAL 1998 FISCAL 1999
                                                         ----------- -----------
                                                              (IN MILLIONS)
     Computer operating cost............................    $0.3        $0.7
     Depreciation.......................................     3.0         3.0
                                                            ----        ----
                                                            $3.3        $3.7
                                                            ====        ====

  EXPECTED REVENUE ENHANCEMENTS FROM THE COMBINATION

  Growth Opportunities Through Update of Phar-Mor Stores. Generally, stores in high-traffic areas generate additional new business when modernized in a customer-friendly manner. Nearly all of ShopKo's 130 stores have been updated and remodeled during the past five years to reflect ShopKo's merchandise and marketing strategies, known as its Vision 2000 concept. The benefits of the store modernization and improved merchandising have resulted in significantly improved sales and earnings for ShopKo. All but one of Phar-Mor's 103 stores were "cherry-picked" from the 311 stores that Phar-Mor operated prior to its bankruptcy filing in 1992, and are located in very desirable, high-traffic areas. Several new Phar-Mor store prototypes are now operating with significantly improved results. Many of the remaining Phar-Mor stores need to be refurbished and updated. It is the current intention of Cabot Noble management to remodel approximately 78 and replace or relocate approximately 12 Phar-Mor stores over the next four and one-half years. The anticipated cost of the remodels is approximately $200,000 to $930,000 per store or approximately $35 million in the aggregate and the anticipated cost of such replacements and for relocations is approximately $750,000 per store or approximately $9 million in the aggregate. ShopKo's management will utilize its experience in successfully rebuilding ShopKo's stores to assist in the remodeling and creation of new merchandising presentations for the Phar-Mor stores.

  Growth Opportunities Through Cross Merchandising. Cross merchandising is expected to result in increased operating profits of approximately $4.0 million in fiscal year 1998 and $10 million in fiscal year 1999. Phar-Mor stores range from 30,000 to 75,000 square feet. During the process of rebuilding Phar-Mor in the last two years, Phar-Mor's management has determined that approximately 500,000 square feet of underutilized retail space is available for expanded merchandising. The Combination provides the opportunity to use such excess space to expand certain merchandise categories and to add merchandise categories that do not overlap with Phar-Mor's present general merchandise assortment. ShopKo has been highly successful in remerchandising its own stores with these categories, and believes that it will be equally successful in assisting Phar-Mor in remerchandising its stores to improve sales, profit margins and operating profits. Management also believes that it will be able to introduce ShopKo's optical departments, a proven high earnings performer, into many Phar-Mor stores. The introduction of optical departments would add approximately $300,000 to $450,000 per store to the anticipated cost of remodeling the Phar-Mor stores identified in the preceding paragraph. Similarly, Phar-Mor successfully sells certain categories of hardline goods, health-related goods and convenience foods which management believes should be tested and, in some cases, introduced into many ShopKo stores, thereby further leveraging sales, gross margins and operating profits.

  Growth Opportunities Through Lower Prices. Management believes that reinvesting a portion of savings generated from the anticipated cost and buying synergies into lower retail sales prices at ShopKo stores will improve its competitive position for consumable merchandise categories and provide customers with enhanced value. In addition to the foregoing, management believes that higher sales may be expected to result from lower pricing, ultimately providing additional earning power for Cabot Noble. This additional earning power has not been quantified or included in the Current Cabot Noble Management Projections or in the estimated cost savings and synergies described above.

PROVANTAGE

  Growth Opportunities Through ProVantage. As an expansion of its traditional retail pharmacy services, in fiscal 1994 ShopKo launched its ProVantage health services division by forming ProVantage Mail Service, a prescription management and mail service pharmacy that is offered to health care plan sponsors across the country. The ProVantage mail service pharmacy provides home delivery of prescriptions to its patients throughout the United States.

  ProVantage has developed into a full service prescription benefit management ("PBM") firm, providing custom prescription benefit plan design, a network of over 40,000 retail pharmacies, program administration and claims and benefit processing services to insurance companies, third party administrators and self-funded health care plan sponsors. As health care plan sponsors face pressure to reduce rising health care costs, they are increasingly directing plan participants to utilize managed care pharmacy benefit programs developed and administered by PBM firms. These programs control pharmacy costs by supervising decisions regarding which drugs are dispensed and whether they are dispensed by retail or mail service pharmacies. ShopKo believes that ProVantage is positioned to provide health care plan sponsors with prescription benefit programs that substantially reduce prescription costs, ultimately reducing the overall cost of health care.

  Another recently launched initiative is ProVantage Vision Benefit Management Service ("VBM"). In August, 1996, ProVantage completed the acquisition of United Wisconsin Insurance Company's vision benefit management business. This acquisition gave VBM an immediate market presence in the vision benefit management industry. The acquired business provides vision benefit management services to over 100,000 plan participants and operates through a provider network of over 900 ophthalmologists and optometrists operating in over 20 states. This network has been folded into VBM's existing national vision benefit network of approximately 3,500 ophthalmologists and optometrists located in all 50 states, Puerto Rico and the District of Columbia. Through this network, which VBM continues to develop, VBM will also offer to private label its national network for network participants looking to offer vision benefit management services to their local-based clients. ProVantage's VBM offers insured as well as uninsured products, direct services to insurance companies and turnkey operations for managed care organizations. The insured products are sold by licensed independent and employee sales agents, and are underwritten by a licensed insurance company. ProVantage's arrangement with this insurance company provides that as consideration for ProVantage's marketing of the insurer's vision products, ProVantage shall be the sole and exclusive administrator of these products, and is entitled to the net profits derived therefrom. ProVantage has also contractually agreed to provide the insurer with stop-loss protection for claims arising under these products. ProVantage's VBM currently provides vision benefit management services to approximately 150,000 plan participants, and expects to provide such services to approximately 350,000 plan participants by July 1, 1997.

  ProVantage has also installed a technology-driven process that provides actionable information to decision makers through massive warehousing of existing data called Decision Support Services ("DSS"). This process will leverage off of ShopKo's significant technological investment in massively parallel processing and data base management for its retail business. ProVantage's DSS initiative will have two focal points. The first will be a product enhancement for ProVantage's PBM which will facilitate the PBM's roll out of clinical programs to its clients to lower their overall cost of health care. This service will work heavily with the prescription data of ProVantage's customers. The second DSS focal point will be through a stand-alone company called ProVMed, which will apply these same principles to enterprise-wide sets of data, including medical data. These applications will be marketed to a variety of health care plan sponsors, primarily mid-sized insurance companies and managed care organizations. ProVMed is a joint venture between Pro Vantage and American Medical Security Holdings, Inc. ("AMS"). ProVantage and AMS are in the process of negotiating definitive joint venture agreements, but a memorandum of understanding between the parties allocates 80% ownership of ProVMed to ProVantage and 20% ownership to AMS.

  ProVantage's operations are subject to extensive federal and state regulation. See "Description of ShopKo--Government Regulation."

  Through internal growth and strategic acquisitions and alliances, ProVantage has become a significant force in the PBM health care sector. Recent initiatives have not only increased the number of ProVantage participants, but have also improved the information systems that allow ProVantage to provide clinical and other value-added services to its clients.

  During the last three years, ProVantage has experienced substantial growth, with sales revenues increasing from $14 million in fiscal 1995, to $94 million in fiscal 1996, to an estimated $360 million in fiscal 1997. Management believes that ProVantage's sales revenues will exceed $550 million in fiscal 1998, which would make ProVantage one of the fastest growing managed health care businesses in the United States.

  ProVantage earns revenues based on transactions processed, and grows through obtaining new agreements to provide services to new corporate clients and to new participants under existing plans. Management believes that the retail health orientation of ShopKo stores has been instrumental in attracting and retaining ProVantage clients. Management believes that the Combination will add greater opportunities to expand the ProVantage business.

  Growth Opportunities and Value Realization of ProVantage. With the recent acquisition of the 1.4 million participant Scrip Card plan, ProVantage has a total of four million participants. See "Certain Transactions--CareStream Scrip Card Acquisition by ShopKo." ProVantage has the capacity to grow further, and will continue to seek strategic acquisitions to leverage its advanced systems and expenses. In addition, ProVantage has added services to its plan offering, including vision benefit management. Management believes Cabot Noble will add greater marketing opportunities for the ProVantage concept. ProVantage is now among the fifteen largest prescription benefit management companies in the United States.

  Management believes the securities markets have not fully recognized the value of ProVantage as a wholly owned subsidiary of ShopKo. As such, management will consider strategic alternatives in order to unlock its true value to shareholders. Management has considered, among other strategic alternatives, a public offering of ProVantage's common stock. Among the factors which may influence any decision regarding a public offering of ProVantage are tax considerations, ProVantage's relative size, profitability, growth prospects, management resources, the competitive environment, product assortment, marketing capability, geographic diversification, the market valuation of similar companies and other business combinations. While a future public offering of ProVantage's common stock remains a possibility, there can be no assurance as to if, or when, any such offering would occur.

STRATEGIC BENEFITS OF THE COMBINATION

  Management believes there are a number of significant benefits which can be realized from the Combination. ShopKo and Phar-Mor each have strengths and skills that can be capitalized upon to enable each company to become stronger and more competitive, and to achieve significant earnings enhancements. Management further believes that neither ShopKo nor Phar-Mor could arrive at this position on its own. Key reasons for the Combination include:

    National Presence. To compete effectively with large national chains, ShopKo and Phar-Mor need to achieve a larger scale that will enable them to enhance operations and earnings. Enhanced earnings can be achieved through a lower cost structure at the selling, general and administrative level by spreading fixed overhead over a greater number of stores and revenue enhancements at the store level by leveraging each company's merchandising strengths. ShopKo operates 130 stores in 15 states and Phar-Mor operates 103 stores in 18 states. ShopKo and Phar-Mor operate in contiguous regions with virtually no geographic overlap. Cabot Noble currently has no plans to divest or close overlapping stores. However, some stores may be closed or relocated over time and in the ordinary course of business because of lease expiration, market repositioning, retail demographic changes or obsolete and outdated physical facilities.

    Ability To Reposition Stores. Over the past five years, ShopKo has completed a highly successful repositioning of its stores. This success is highlighted by strong financial results including (1) earnings growth of 20% in the past two years, which places ShopKo among industry leaders, (2) a 19% growth in the first three quarters of fiscal 1997 earnings compared to the same period in fiscal 1996, and (3) substantial same store sales growth during the 1996 "back to school" and Christmas shopping season. Phar-Mor currently has over 500,000 feet of under or unutilized space in its existing stores. ShopKo's management will use its retail expertise to assist Phar-Mor in utilizing such space to sell higher margin products that have been successfully sold in ShopKo stores. This strategy will substantially reduce the costs, risks and delays associated with downsizing existing Phar-Mor stores by using such excess store capacity to sell higher margin merchandise and other offerings, such as optical services, available from ShopKo.

    Success Through Growth. Both ShopKo and Phar-Mor believe they must grow to succeed in the increasingly competitive retail environment. ShopKo has historically grown internally; however, stores recently opened by ShopKo have been less successful than established stores as a result of competitive pressures from larger national retail chains and the difficulty in attracting a sufficient customer base in new market areas. Management believes that the strategy of acquiring and refurbishing Phar-Mor stores is a more attractive approach than opening new stores in untested or overstored markets because this strategy is less risky and requires lower capital expenditures and less time to achieve profitability than the development of new stores due to the existing customer base and established market presence of such stores.

    Pharmacy and Optical Retail Health Niche. Cabot Noble expects to fill approximately 20 million prescriptions annually. In addition, ShopKo currently dispenses approximately 600,000 units of prescription eye wear per year in its optical departments. These retail health care sales generate substantial additional revenues through sales of general merchandise to customers who visit the stores for their health care needs. In the future, there will be increasing emphasis on generating large volumes in the retail health business to offset gross margin pressures on prescription prices from third-party prescription benefit management companies. Also, ProVantage will be utilized to further exploit the health care niche of Cabot Noble.

    Extensive Retail Expertise at ShopKo and Phar-Mor. Although Cabot Noble will draw upon the combined management expertise of ShopKo and Phar-Mor, the planning and administration will be centralized and coordinated to obtain management efficiencies. Dale P. Kramer, who was named Retailer of the Year for 1996 by Discount Store News, will remain as President and CEO of ShopKo, and David Schwartz, who has been instrumental in Phar-Mor's turnaround, will remain as President of Phar-Mor. Robert M. Haft, an individual with proven experience and success leading such retail companies as Crown Books, Trak Auto and Dart Group, will be Chairman of the Board and CEO of Cabot Noble. In addition, other key members of the ShopKo management team associated with its repositioning will be available to assist Phar-Mor with its major remodeling efforts. Phar-Mor and ShopKo have discussed changes in the executive management of Cabot Noble and its operating subsidiaries, but have not reached agreement on such changes. See "Risk Factors--Dependence on Key Personnel."

                          COMPARATIVE PER SHARE DATA

  The following table sets forth earnings, book value and cash dividends per share for (i) ShopKo Shares and Phar-Mor Shares on a historical basis, (ii) Cabot Noble Shares on a pro forma basis assuming the consummation of the Transaction and (iii) ShopKo Shares and Phar-Mor Shares on a pro forma equivalent basis assuming consummation of the Transaction and the exchange ratios outlined in note (c) below. Phar-Mor did not pay any dividends during the relevant periods. The table should be read in conjunction with the respective consolidated financial statements of ShopKo and Phar-Mor and the unaudited pro forma consolidated financial statements of Cabot Noble included elsewhere in this Joint Proxy Statement/Prospectus.

                                               PHAR-MOR                                     SHOPKO
                          --------------------------------------------------- -----------------------------------

                             AT OR FOR        AT OR FOR         AT OR FOR         AT OR FOR
                            THIRTY-NINE       TWENTY-TWO         THIRTY             FORTY           AT OR FOR
                            WEEKS ENDED      WEEKS ENDED       WEEKS ENDED       WEEKS ENDED       YEAR ENDED
                          NOVEMBER 2, 1996 FEBRUARY 3, 1996 SEPTEMBER 2, 1995 NOVEMBER 30, 1996 FEBRUARY 24, 1996
                          ---------------- ---------------- ----------------- ----------------- -----------------
Historical
 Earnings (Loss) Per
  Share.................       $(0.62)          $0.42            $(1.17)            $0.64             $1.20
 Cash Dividends Per
  Share.................          N/A             N/A               N/A              0.22              0.44
 Book Value Per Share...         7.17            7.78              7.36             13.60             13.18

                                              AT OR FOR
                                              YEAR ENDED
                                           FEBRUARY 3, 1996
                                           ----------------
Pro Forma Phar-Mor(a)
 Earnings Per Share.....                        $0.54
 Cash Dividends Per
  Share.................                          N/A
 Book Value Per Share...                         7.78
                                     CABOT NOBLE
                                 PRO FORMA COMBINED
                          ---------------------------------
                             AT OR FOR
                            THIRTY-NINE       AT OR FOR
                            WEEKS ENDED       YEAR ENDED
                          NOVEMBER 2, 1996 FEBRUARY 3, 1996
                          ---------------- ----------------
Cabot Noble Pro Forma
 Combined(b)
 Earnings Per Share.....        $0.05           $0.51
 Cash Dividends Per
  Share.................          N/A             N/A
 Book Value Per Share...         3.83            3.79
                                      PHAR-MOR                                              SHOPKO
                          ---------------------------------                   -----------------------------------
                             AT OR FOR                                            AT OR FOR
                            THIRTY-NINE       AT OR FOR                          THIRTY-NINE        AT OR FOR
                            WEEKS ENDED       YEAR ENDED                         WEEKS ENDED       YEAR ENDED
                          NOVEMBER 2, 1996 FEBRUARY 3, 1996                   NOVEMBER 2, 1996  FEBRUARY 3, 1996
                          ---------------- ----------------                   ----------------- -----------------
Pro Forma Equivalents(c)
 Earnings Per Share.....        $0.05           $0.51                               $0.16             $1.60
 Cash Dividends Per
  Share.................          N/A             N/A                                 N/A               N/A
 Book Value Per Share...         3.83            3.79                               12.03             11.90

--------
(a) See Phar-Mor Unaudited Pro Forma Consolidated Statement of Operations.
(b) See Cabot Noble Unaudited Pro Forma Consolidated Financial Statements.

(c) Pro forma equivalents represent the unaudited pro forma combined earnings per share, cash dividends per share and book value per share calculated on a basis of: (1) 1 to 1 exchange ratio for Phar-Mor and (2) 3.14 to 1 ShopKo Exchange Ratio for ShopKo.

                                CAPITALIZATION

  The following table sets forth the Capitalization of ShopKo, Phar-Mor and Cabot Noble as of November 2, 1996 and the pro forma capitalization of Cabot Noble after giving effect to the Transaction. This table should be read in conjunction with the Cabot Noble, Inc. Unaudited Pro Forma Consolidated Financial Statements included elsewhere in this Joint Proxy Statement/Prospectus and the Cabot Noble, ShopKo and Phar-Mor historical consolidated financial statements, including the notes thereto.

                            AS OF NOVEMBER 2, 1996
                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                HISTORICAL
                                          -----------------------
                                                            CABOT CABOT NOBLE
                                           SHOPKO  PHAR-MOR NOBLE  PRO FORMA
                                          -------- -------- ----- -----------
Short-term debt:
 Cabot Noble Financing...................      --       --   --     140,553(a)
Long-term debt:
 Existing borrowings (long-term debt and
  capital leases net of current
  portion)............................... $414,620 $146,740   --    561,360
 Reduction in borrowings.................      --       --    --     (5,002)(b)
                                          -------- -------- ----   --------
 Total borrowings........................  414,620  146,740   --    696,911
Total stockholders' equity...............  427,530   87,124   --    272,946 (c)
                                          -------- -------- ----   --------
Total capitalization..................... $842,150 $233,864   --   $969,857
                                          ======== ======== ====   ========

--------

(a) Represents borrowings under the Cabot Noble Financing to cover seasonal working capital requirements. This amount is expected to be paid down to $0 by year-end.

(b) The reduction in borrowings is the result of the elimination of non-
    recourse debt associated with the current Phar-Mor corporate office building.
(c)  Pro forma Total Stockholders' Equity is based on the following, as the
     Combination is accounted for as an acquisition
     of Phar-Mor by ShopKo:
  SHOPKO:
   ShopKo historical equity as of November 2, 1996.................. $ 427,530
    Plus the effect of the Transaction on ShopKo historical equity..     2,146
                                                                     ---------
                                                                       429,676
  CABOT NOBLE BUY BACK:
   Repurchase of 90% of the Cabot Noble Shares issued to supervalu..  (223,594)
  EXCHANGE OF SHARES:
   Exchange of 1 Cabot Noble Share for each of the 12,157,054
    outstanding Phar-Mor Shares (based on $5.50 per share)..........    66,864
                                                                     ---------
  TOTAL PRO FORMA STOCKHOLDERS' EQUITY.............................. $ 272,946
                                                                     =========

  The exchange of ShopKo Shares for Cabot Noble Shares pursuant to the ShopKo Exchange does not impact the pro forma stockholders' equity.

                        MARKET PRICE AND DIVIDEND DATA

SHOPKO

  The ShopKo Shares are currently traded on the NYSE under the symbol "SKO." The following table sets forth the high and low sale prices and the dividends declared and paid for each period indicated below.

                                                        HIGH     LOW   DIVIDEND
                                                       ------- ------- --------
   FISCAL YEAR 1995
     First Quarter (ended June 18, 1994).............. $12.000 $10.250   $.11
     Second Quarter (ended September 10, 1994)........  10.375   9.750    .11
     Third Quarter (ended December 3, 1994)...........  10.625   9.750    .11
     Fourth Quarter (ended February 25, 1995).........   9.750   8.625    .11
   FISCAL YEAR 1996
     First Quarter (ended June 17, 1995)..............  11.750   8.750    .11
     Second Quarter (ended September 9, 1995).........  14.000  10.250    .11
     Third Quarter (ended December 2, 1995)...........  13.250  10.250    .11
     Fourth Quarter (ended February 24, 1996).........  11.750  10.875    .11
   FISCAL YEAR 1997
     First Quarter (ended June 15, 1996)..............  16.500  11.250    .11
     Second Quarter (ended September 7, 1996).........  16.250  13.500    .11
     Third Quarter (ended November 30, 1996)..........  16.250  15.625   (--)
     Fourth Quarter (through February 20, 1997).......

  On September 6, 1996, the last trading day before ShopKo publicly announced the execution of the Combination Agreement, the closing sales price per ShopKo
Share reported on the NYSE was $16.25. On         , 1997 the closing sales
price of ShopKo Shares was $    per share. Holders of ShopKo Shares are urged
to obtain current quotations for the market price of such stock. As of
 , 1997, ShopKo had     shareholders of record. The Combination Agreement
prohibits ShopKo from declaring or paying dividends on ShopKo Shares following the $0.11 per share dividend paid on September 15, 1996.

PHAR-MOR

  The Phar-Mor Shares are currently traded on the Nasdaq-NMS under the symbol "PMOR." Prior to September 11, 1995, there was no established public trading market for the Phar-Mor Shares or for the Phar-Mor Warrants. From September 11, 1995 through October 31, 1995, the only market activity in the Phar-Mor Shares of which Phar-Mor was aware was trading on a limited basis, primarily through inter-dealer quotations. From October 31, 1995 through February 7, 1996, the Phar-Mor Shares were quoted for trading on the Nasdaq SmallCap Market. Since February 8, 1996, the Phar-Mor Shares have been included for quotation on the Nasdaq-NMS under the symbol "PMOR."

  The following table sets forth, for the periods indicated, the high and low closing prices for the Phar-Mor Shares and Phar-Mor Warrants. For the period prior to October 31, 1995 with respect to the Phar-Mor Shares, and for the
period prior to     with respect to the Phar-Mor Warrants, such reported
prices reflect inter-dealer quotations without retail mark-up or mark-down and may not necessarily represent actual transactions. Since its emergence from bankruptcy in September, 1995, Phar-Mor has not paid any dividends on Phar-Mor Shares.

                                                                    HIGH   LOW
                                                                   ------ ------
   PHAR-MOR SHARES
   ---------------
    FISCAL YEAR 1996
    First Quarter(1) (ended September 30, 1995)..................  $9.250 $6.812
    Second Quarter (ended December 30, 1995).....................   9.750  6.375
    Third Quarter (ended March 30, 1996).........................   8.250  6.875
    Fourth Quarter (ended June 29, 1996).........................   8.625  7.000
    FISCAL YEAR 1997
    First Quarter (ended September 28, 1996).....................   8.375  6.125
    Second Quarter (ended December 28, 1996).....................   6.250  5.250
    Third Quarter (through February 14, 1997)....................   5.688  5.250
   PHAR-MOR WARRANTS
   -----------------
    FISCAL YEAR 1996
    First Quarter(1) (ended September 30, 1995)..................  $1.375 $0.500
    Second Quarter (ended December 30, 1995).....................   4.000  2.250
    Third Quarter (ended March 30, 1996).........................   3.500  2.250
    Fourth Quarter (ended June 29, 1996).........................   3.875  2.250
    FISCAL YEAR 1997
    First Quarter (ended September 28, 1996).....................   3.375  2.250
    Second Quarter (ended December 28, 1996).....................   2.875  1.500
    Third Quarter (through February 14, 1997)....................   1.438  1.125

  --------
    (1) Commencing September 11, 1995

  On September 5, 1996, the last trading day on which Phar-Mor Shares traded before Phar-Mor publicly announced the execution of the Combination Agreement, the closing sales price reported on the Nasdaq-NMS per Phar-Mor Share was $8.125. On August 27, 1996, the last trading day on which Phar-Mor Warrants traded before Phar-Mor publicly announced the execution of the Combination Agreement, the closing sales price reported per Phar-Mor Warrant was $2.375. On February 14, 1997 the closing sale price of (i) Phar-Mor Shares was $5.3125 per share and (ii) Phar-Mor Warrants was $1.875 per warrant. Holders of Phar-Mor Shares and Phar-Mor Warrants are urged to obtain current quotations for the market prices of such securities. As of February 14, 1997, Phar-Mor had 2,814 shareholders of record and 2,695 warrant holders of record.

CABOT NOBLE

  There is currently no market for Cabot Noble Shares. Phar-Mor currently owns all of the 100 issued and outstanding Cabot Noble Shares which will be canceled in the Combination. See generally "Risk Factors--Trading Market for Cabot Noble Shares" and "Description of Capital Stock of Cabot Noble."

  Cabot Noble has no operating history. Following the Effective Date, provisions of the Cabot Noble Financing or other borrowing arrangements which may be entered into in connection with the Transaction will restrict Cabot Noble from declaring and paying dividends on Cabot Noble Shares, and existing indebtedness of Phar-Mor will restrict it from declaring and paying dividends on the Phar-Mor Shares owned by Cabot Noble. It is expected to be the policy of Cabot Noble's Board that, for the foreseeable future, Cabot Noble will retain all future earnings for the growth and expansion of its business and not declare dividends.

                             THE SPECIAL MEETINGS

GENERAL

  This Joint Proxy Statement/Prospectus is being furnished to ShopKo and Phar-Mor shareholders in connection with the solicitation of proxies by the ShopKo Board and the Phar-Mor Board, respectively, for use at the Special Meetings to consider and vote upon the approval of the ShopKo Plan and the Phar-Mor Plan, respectively.

  Special meetings of the shareholders of ShopKo and Phar-Mor will be held on
        and        , 1997, respectively. The Phar-Mor special meeting will be
held at    ,    , at    a.m., local time (the "Phar-Mor Special Meeting"), and
the ShopKo special meeting will be held at    , at    a.m., local time (the
"ShopKo Special Meeting").

  The ShopKo Board and the Phar-Mor Board have approved the Combination Agreement. Each board has determined that the Combination is fair to, and in the best interests of, the respective shareholders of ShopKo and Phar-Mor. The ShopKo Board and the Phar-Mor Board recommend that the shareholders of ShopKo and Phar-Mor vote for adoption and approval of the Combination Agreement and the ShopKo Plan and the Phar-Mor Plan, respectively. The Combination Agreement and the ShopKo Plan and the Phar-Mor Plan have also been approved by the Cabot Noble Board.

SHOPKO RECORD DATE; QUORUM; VOTE REQUIRED

  Only ShopKo shareholders of record as of the close of business on February
 , 1997 (the "ShopKo Record Date") will be entitled to notice of, and to vote at, the ShopKo Special Meeting. At the ShopKo Record Date, there were
outstanding    ShopKo Shares. Each holder of ShopKo Shares outstanding on the
ShopKo Record Date is entitled to one vote for each share so held, exercisable in person or by properly executed and delivered proxy, at the ShopKo Special Meeting. The presence of the holders of at least a majority of the ShopKo Shares outstanding on the ShopKo Record Date, whether present in person or by properly executed and delivered proxy, will constitute a quorum for the purposes of the ShopKo Special Meeting.

  The affirmative vote of the holders of record of at least a majority of the outstanding ShopKo Shares is necessary to adopt and approve the ShopKo Plan. Since approval of the ShopKo Plan requires the affirmative vote of a majority of all outstanding ShopKo Shares, abstentions, failures to vote and broker non-votes will have the same effect as a vote against approval of the ShopKo Plan for purposes of determining whether the requisite majority has been obtained. supervalu has entered into an agreement with Robert M. Haft, Chairman of the Board of Phar-Mor, and Cabot Noble pursuant to which supervalu has agreed to vote a number of supervalu's Shares constituting at least 19.9% of the outstanding ShopKo Shares in favor of the approval and adoption of the ShopKo Plan (the "Voting Agreement"). supervalu agreed to vote 19.9% of the outstanding ShopKo Common Stock in favor of the ShopKo Plan since an agreement to vote 20% or more of such shares in favor of the ShopKo Plan may have caused the other parties to the Voting Agreement to be subject to the Minnesota Control Share Acquisition Act. See "The Transaction--Voting Agreement." supervalu has expressed its intention to vote its remaining ShopKo Shares (representing an additional 26% of the outstanding ShopKo Shares), in favor of the approval and adoption of the ShopKo Plan.

  Shareholders of ShopKo will have the right to dissent from the ShopKo Exchange and, subject to strict compliance with certain provisions of the Minnesota Law, to receive in lieu of Cabot Noble Shares the "fair value" of their ShopKo Shares in cash. See "The Special Meetings--Dissenters' Rights" and Annex D.

PHAR-MOR RECORD DATE; QUORUM; VOTE REQUIRED

  The affirmative vote of the holders of record of a majority of the Phar-Mor Shares present in person or represented by proxy at the Phar-Mor Special Meeting is required to adopt and approve the Combination Agreement and the Phar-Mor Plan.

  Only Phar-Mor shareholders of record as of the close of business on February , 1997 (the "Phar-Mor Record Date") will be entitled to notice of, and to vote at, the Phar-Mor Special Meeting. At the Phar-Mor Record Date, there were
outstanding    Phar-Mor Shares. Each holder of Phar-Mor Shares outstanding on the Phar-Mor Record Date is entitled to one vote for each share so held, exercisable in person or by properly executed and delivered proxy, at the Phar-Mor Special Meeting. Except as discussed below, the presence of the holders of at least a majority of the Phar-Mor Shares outstanding on the Phar-Mor Record Date, whether present in person or by properly executed and delivered proxy, will constitute a quorum for the purposes of the Phar-Mor Special Meeting. In the event the scheduled Phar-Mor Special Meeting is adjourned for one or more periods aggregating at least 15 days because of the absence of a quorum, any number of shareholders who attend the adjourned Phar-Mor Special Meeting, in person or by proxy, whether or not they represent less than a majority of the outstanding Phar-Mor Shares, shall nevertheless constitute a quorum for the purpose of acting upon any matter set forth in the notice of the meeting if the notice states that those shareholders who attend the adjourned meeting shall nevertheless constitute a quorum for the purpose of acting upon the matter. Thus, the Phar-Mor Plan could be approved by as few as one Phar-Mor shareholder if only one shareholder attends the adjourned Phar-Mor Special Meeting, in person or by proxy, under such circumstances. Management of Phar-Mor believes that this provision will have little effect on shareholder rights because of the high likelihood that a substantially greater number of Phar-Mor Shareholders would attend such an adjourned meeting, in person or by proxy. The Phar-Mor shareholders' notice includes such a statement, in boldface type, notifying the shareholders of the possibility of such an adjournment and that the Phar-Mor Plan may, therefore, be approved by a majority of a quorum which constitutes less than a majority of Phar-Mor Shares. No further notice to Phar-Mor Shareholders is required in connection with any adjournment of the Phar-Mor Special Meeting, other than by announcement at the meeting at which the adjournment is taken, unless the Phar-Mor Board fixes a new record date for the adjourned meeting. PHAR-MOR SHAREHOLDERS SHOULD BE AWARE THAT IN THE EVENT THE PHAR-MOR SPECIAL MEETING AS SCHEDULED IS ADJOURNED FOR ONE OR MORE PERIODS AGGREGATING AT LEAST 15 DAYS BECAUSE OF THE ABSENCE OF A QUORUM, AND NEITHER PHAR-MOR NOR SHOPKO EXERCISES ITS RIGHT TO TERMINATE THE COMBINATION AGREEMENT, THEN ANY NUMBER OF SHAREHOLDERS WHO ATTEND THE ADJOURNED PHAR-MOR SPECIAL MEETING, IN PERSON OR BY PROXY, WHETHER OR NOT THEY REPRESENT LESS THAN A MAJORITY OF THE OUTSTANDING PHAR-MOR SHARES, SHALL NEVERTHELESS CONSTITUTE A QUORUM FOR THE PURPOSE OF ACTING ON THE MATTERS IDENTIFIED IN THE PHAR-MOR NOTICE OF SPECIAL MEETING OF SHAREHOLDERS ACCOMPANYING THIS JOINT PROXY STATEMENT/PROSPECTUS. UNDER SUCH CIRCUMSTANCES, THERE IS NO MINIMUM NUMBER OF PHAR-MOR SHAREHOLDERS NECESSARY TO REPRESENT A QUORUM AT THE ADJOURNED PHAR-MOR SPECIAL MEETING. THEREFORE, THE PHAR-MOR PLAN MAY, PURSUANT TO THE PENNSYLVANIA LAW AND PHAR-MOR'S BYLAWS, BE APPROVED BY A MAJORITY OF A QUORUM WHICH, IN CERTAIN CIRCUMSTANCES, MAY CONSTITUTE HOLDERS OF LESS THAN A MAJORITY OF THE ISSUED AND OUTSTANDING PHAR-MOR SHARES. In the event the Phar Mor Special Meeting is adjourned, Phar Mor shareholders shall have the right to revoke their proxy or change their vote at any time before the final shareholder vote is taken by giving written notice of revocation to the secretary of Phar-Mor, by submitting a later dated proxy, by following the telephonic procedure set forth in "--Solicitation of Phar-Mor Proxies" or by voting in person at the adjourned Phar-Mor Special Meeting. The Combination Agreement provides that either the Phar-Mor Board or the ShopKo Board may terminate the Combination Agreement if the Effective Date does not occur on or before March 31, 1997. Therefore, based on the presently scheduled date of the Phar-Mor Special Meeting, if such meeting were adjourned for the 15 days required to utilize the reduced quorum provisions described above, the ShopKo Board and the Phar-Mor Board would each have the right to terminate the Combination Agreement prior to the rescheduled Phar-Mor Special Meeting.

  Robert Haft has agreed to use reasonable efforts to cause Hamilton Morgan, which beneficially owns 4,704,033 (or 38.7%) of the outstanding Phar-Mor Shares, to vote those shares in favor of approval and adoption of the Phar-Mor Plan. Under the Hamilton Morgan LLC Agreement, the Phar-Mor Shares beneficially owned by Hamilton Morgan may not be voted without the unanimous consent of the members of Hamilton Morgan. As of January 2, 1997, the Haft Members, as tenants by the entirety, owned 30.2% of the membership interests in Hamilton Morgan and FoxMeyer Health owned 69.8% of such interests. Robert Haft is President of Hamilton Morgan. FoxMeyer Health has indicated that it has not reached a conclusion as to its position on the Transaction. FoxMeyer Health initiated the buy-sell provisions of the Hamilton Morgan LLC Agreement on December 18,

1996, pursuant to which either FoxMeyer Health or the Haft Members may acquire all of the membership interests in Hamilton Morgan. On December 23, 1996, the Haft Members exercised their rights under the Hamilton Morgan LLC Agreement to seek binding arbitration regarding certain areas of disagreement between FoxMeyer Health and the Haft Members, including voting rights with respect to the Phar-Mor Shares beneficially held by Hamilton Morgan and certain matters relating to FoxMeyer Health's exercise of its buy-sell rights. The Haft Members assert that, pursuant to the provisions of the Hamilton Morgan LLC Agreement, Robert M. Haft, as President of Hamilton Morgan, has sole voting power of the Phar-Mor Shares beneficially held by Hamilton Morgan because an event of default occurred under the bank facility entered into by FoxMeyer Health in connection with the purchase of certain of such Phar-Mor Shares. FoxMeyer Health asserts that it has sole voting power over the Phar-Mor Shares beneficially held by Hamilton Morgan because FoxMeyer Health alleges that Robert Haft has a conflict of interest in connection with the Transaction. Phar-Mor is not able to determine what effect, if any, the dispute regarding the FM Phar-Mor Shares will have on the ability of FoxMeyer Health or any other entity to vote such shares and what effect, if any, the resolution of such dispute will have on the ability of Phar-Mor to consummate the Transaction. See "Risk Factors--Hamilton Morgan Issues" and "Description of Phar-Mor--Security Ownership of Certain Beneficial Owners and Management."

DISSENTERS' RIGHTS

  Phar-Mor. Holders of Phar-Mor Shares are not entitled to dissenters' rights.

  ShopKo. Holders of ShopKo Shares are entitled to dissenters' rights; however, it is a condition to the Combination that holders of no more than 5% of the outstanding ShopKo Shares shall have exercised such rights. Sections 302A.471 and 302A.473 of the Minnesota Law entitle any ShopKo shareholder who objects to the ShopKo Plan and who follows the procedures prescribed by
Section 302A.473, in lieu of receiving the consideration proposed under the ShopKo Plan, to receive cash equal to the "fair value" of such shareholder's ShopKo Shares. Set forth below is a summary of the procedures relating to the exercise of such dissenters' rights. This summary does not purport to be a complete statement of dissenters' rights and is qualified in its entirety by reference to Sections 302A.471 and 302A.473 of the Minnesota Law, which are reproduced in full as Annex D hereto and are incorporated herein by reference, and to any amendments to such provisions as may be adopted after the date hereof.

  ANY SHOPKO SHAREHOLDER CONTEMPLATING THE POSSIBILITY OF DISSENTING FROM THE SHOPKO PLAN SHOULD CAREFULLY REVIEW THE TEXT OF ANNEX D (PARTICULARLY THE SPECIFIED PROCEDURAL STEPS REQUIRED TO PERFECT DISSENTERS' RIGHTS, WHICH ARE COMPLEX) AND SHOULD ALSO CONSULT SUCH SHAREHOLDER'S LEGAL COUNSEL. SUCH RIGHTS WILL BE LOST IF THE PROCEDURAL REQUIREMENTS OF SECTION 302A.473 OF THE MINNESOTA LAW ARE NOT FULLY AND PRECISELY SATISFIED.

  The Minnesota Law provides dissenters' rights for shareholders of ShopKo who object to the ShopKo Plan and meet the requisite statutory requirements contained in the Minnesota Law. Under the Minnesota Law, any ShopKo shareholder who (i) files with ShopKo written notice of his or her intent to demand the fair value for his or her ShopKo Shares if the ShopKo Plan is consummated and becomes effective, which notice is filed with ShopKo before the vote is taken at the ShopKo Special Meeting, and (ii) does not vote his or her ShopKo Shares at the ShopKo Special Meeting in favor of the proposal to approve and adopt the ShopKo Plan, shall be entitled, if the ShopKo Plan is approved, adopted and consummated, to receive a cash payment of the fair value of such shareholder's ShopKo Shares upon compliance with the applicable statutory procedural requirements. A failure by any ShopKo shareholder to vote against the proposal to approve and adopt the ShopKo Plan will not in and of itself constitute a waiver of the dissenters' rights of such shareholder under the Minnesota Law. However, the submission of a proxy which does not direct how the ShopKo Shares represented thereby are to be voted will constitute a vote in favor of the ShopKo Plan and a waiver of statutory dissenters' rights. In addition, a ShopKo shareholder's vote against the proposal to approve and adopt the ShopKo Plan will not satisfy the notice requirement referred to in clause (i) above.

  Any written notice of a ShopKo shareholder's intent to demand payment of fair value in cash for such shareholder's ShopKo Shares if the ShopKo Plan is consummated must be filed with ShopKo at: 700 Pilgrim Way, P.O. Box 19060, Green Bay, Wisconsin 54307-9060 Attn: Richard D. Schepp, Corporate Secretary, prior to the vote on the ShopKo Plan at the ShopKo Special Meeting. A shareholder who votes for the ShopKo Plan will have no dissenters' rights. A shareholder who does not satisfy each of the requirements of Sections 302A.471 and 302A.473 of the Minnesota Law is not entitled to payment for such shareholder's ShopKo Shares under the dissenters' rights provisions of the Minnesota Law and will be bound by the terms of the ShopKo Plan as set forth in the Combination Agreement.

  After the proposed ShopKo Plan has been approved, ShopKo will send written notice to all shareholders who have given written notice under the dissenters' rights provisions and not voted in favor of the ShopKo Plan as described above. The notice will contain: (i) the address where the demand for payment and certificates representing ShopKo Shares (the "ShopKo Certificates") must be sent and the date by which they must be received, (ii) any restrictions on transfer of uncertificated shares that will apply after the demand for payment is received, (iii) a form to be used to certify the date on which the shareholder, or the beneficial owner on whose behalf the shareholder dissents, acquired the ShopKo Shares (or an interest in them) and to demand payment, and
(iv) a copy of the provisions of the Minnesota Law set forth in Annex D with a brief description of the procedures to be followed under those provisions. A ShopKo shareholder who is sent a notice and who wishes to assert dissenters' rights must demand payment and deposit his or her ShopKo Certificates within 30 days after such notice is given. Under Minnesota law, notice by mail is given by ShopKo when deposited in the United States mail. A SHAREHOLDER WHO FAILS TO MAKE DEMAND FOR PAYMENT OR DEPOSIT STOCK CERTIFICATES WITHIN SUCH 30-DAY PERIOD WILL LOSE THE RIGHT TO RECEIVE FAIR VALUE FOR HIS OR HER SHARES UNDER THE DISSENTERS' RIGHTS PROVISIONS NOTWITHSTANDING THE EARLIER TIMELY FILING OF NOTICE OF INTENT TO DEMAND PAYMENT. Prior to the Effective Date, a ShopKo shareholder exercising dissenters' rights retains all other rights of a ShopKo shareholder. From and after the Effective Date, dissenting shareholders will no longer be entitled to any rights of ShopKo shareholders, including, but not limited to, the right to receive notice of meetings, to vote at any meetings or to receive dividends, and will only be entitled to dissenters' rights as provided by the Minnesota Law. If any such holder of ShopKo Shares shall have failed to perfect or shall have effectively withdrawn or lost such right, his or her ShopKo Shares shall thereupon be deemed to have been exchanged for Cabot Noble Shares and cash in lieu of any fractional Cabot Noble Shares pursuant to the provisions of the ShopKo Plan.

  Except as provided below, after the Effective Date or upon receipt of a valid demand for payment, whichever is later, ShopKo will remit to each dissenting shareholder who complied with the requirements of the Minnesota Law the amount ShopKo estimates to be the fair value of such shareholder's ShopKo Shares, plus interest accrued from a date five days after the Effective Date to the date of payment calculated at the rate provided in Section 549.09 of
the Minnesota Law (presently 5% through        ). The payment also must be
accompanied by certain financial data relating to ShopKo, ShopKo's estimate of the fair value of the shares and a brief description of the method used to reach such estimate, and a copy of Sections 302A.471 and 302A.473 of the Minnesota Law with a brief description of the procedures to be followed in demanding supplemental payment. If a dissenting shareholder believes that the amount remitted is less than the fair value of the ShopKo Shares plus interest, if any, such dissenting shareholder must give written notice to ShopKo of his or her own estimate of the fair value of the shares, plus interest, if any, within 30 days after ShopKo mails its remittance, and demand payment of the difference. Failure to make such demand within such 30-day period entitles the dissenting shareholder only to the amount remitted. If ShopKo fails to remit payment within 60 days of the deposit of the ShopKo Certificates or the imposition of transfer restrictions on uncertificated shares, it shall return all deposited ShopKo Certificates and cancel all transfer restrictions; however, ShopKo may again give notice regarding the procedure to exercise dissenters' rights and require deposit or restrict transfer at a later time.

  ShopKo may withhold such remittance with respect to ShopKo Shares for which the dissenting shareholder demanding payment was not the registered owner (or the person on whose behalf such dissenting shareholder acts was not the beneficial owner) as of the first public announcement date of the ShopKo Plan (the "Public Announcement Date"). As to each such dissenting shareholder who has validly demanded payment, following the Effective Date or the receipt of demand, whichever is later, ShopKo will mail its estimate of the fair value of such dissenting shareholder's ShopKo Shares and offer to pay this amount with interest, if any, to the dissenting shareholder upon receipt of such dissenting shareholder's agreement to accept this amount in full satisfaction. If such dissenting shareholder believes that ShopKo's offer is for less than the fair value of the ShopKo Shares, with interest, if any, such dissenting shareholder must give written notice to ShopKo of his or her own estimate of the fair value of the ShopKo Shares, with interest, if any, and demand payment of this amount within 30 days after the mailing of ShopKo's offer. If the dissenting shareholder fails to give written notice of such estimate to ShopKo within such 30-day period, such dissenting shareholder will be entitled only to the amount offered by ShopKo.

  If ShopKo receives a demand from a dissenting shareholder to pay such difference, it shall, within 60 days after receiving the demand, either pay to the dissenting shareholder the amount demanded or agreed to by the dissenting shareholder after discussion with ShopKo or file in a court of competent jurisdiction in Hennepin County, Minnesota, a petition requesting that the court determine the fair value of the ShopKo Shares, plus interest, if any. All dissenting shareholders whose demands are not settled within the applicable 60-day period will be made parties to the proceeding.

  The court may appoint one or more appraisers to receive evidence and make recommendations to the court as to the amount of the fair value of the shares. The court shall determine whether the dissenting shareholders have complied with the requirements of Section 302A.473 of the Minnesota Law and shall determine the fair value of the shares, taking into account any and all factors the court finds relevant, computed by any method or combination of methods that the court, in its discretion, sees fit to use. The fair value of the shares as determined by the court is binding on all dissenting shareholders and may be less than, equal to or greater than the market price of the Cabot Noble Shares to be issued to non-dissenting shareholders for their ShopKo Shares if the ShopKo Plan is consummated. If the court determines that the fair value of the shares is in excess of the amount, if any, remitted by ShopKo, then the court will enter a judgment for cash in favor of the dissenting shareholders in an amount by which the value determined by the court, plus interest, exceeds such amount previously remitted. A dissenting shareholder will not be liable to ShopKo if the amount, if any, remitted to such shareholder exceeds the fair value of the shares, as determined by the court, plus interest.

  Costs and expenses of the court proceeding shall be determined by the court and assessed against ShopKo, except that part or all of the costs may be assessed against any dissenting shareholders whose actions in demanding supplemental payments are found by the court to be arbitrary, vexatious or not in good faith.

  If the court finds that ShopKo did not substantially comply with the relevant provisions of Section 302A.473 of the Minnesota Law, the court may also assess the fees and expenses, if any, of attorneys or experts as the court deems equitable against ShopKo. Such fees and expenses may also be assessed against any party if the court finds that such party has acted arbitrarily, vexatiously or not in good faith in bringing the proceedings, and may be awarded to a party injured by those actions. The court may award, in its discretion, fees and expenses of an attorney for the dissenting shareholders out of the amount awarded to such shareholders, if any.

  A shareholder of record may assert dissenters' rights as to fewer than all of the shares registered in such shareholder's name only if he or she dissents with respect to all shares beneficially owned by a beneficial shareholder and notifies ShopKo of the name and address of each person on whose behalf he or she asserts dissenters' rights. The rights of such a partial dissenting shareholder are determined as if the shares as to which he or she dissents and his or her other shares were registered in the names of different shareholders. Beneficial owners of ShopKo Shares who desire to exercise dissenters' rights themselves must obtain and submit the registered owner's written consent at or before the time they file the notice of intent to demand fair value.

  For purposes of Minnesota Law, "fair value" means the value of ShopKo Shares immediately before the Effective Date.

  Under Subdivision 4 of Section 302A.471 of the Minnesota Law, a ShopKo shareholder has no right, at law or in equity, to set aside the approval and adoption of the ShopKo Plan or the consummation of the ShopKo Plan except if such approval, adoption or consummation was fraudulent with respect to such shareholder or ShopKo.

SOLICITATION OF SHOPKO PROXIES

  The accompanying proxy is being solicited by the ShopKo Board for use in connection with the ShopKo Special Meeting. ShopKo will bear its own expenses in connection with the ShopKo Special Meeting. In addition to solicitation of proxies by mail, directors, officers and employees of ShopKo may make solicitation of proxies for the ShopKo Special Meeting either personally or by telephone, telegram or other forms of communication. Such directors, officers and employees will receive no special compensation for any solicitation. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their customary charges and expenses.

  ShopKo shareholders are requested to complete, date and sign the accompanying form of proxy and return it to ShopKo in the enclosed postage-paid envelope. When the accompanying form of proxy is returned properly executed, the ShopKo Shares represented thereby will be voted at the ShopKo Special Meeting in accordance with the instructions received therein. If a proxy is executed and returned without an indication as to how the ShopKo Shares represented thereby are to be voted, such shares will be voted in favor of approval and adoption of the ShopKo Plan. Shareholder approval will constitute approval of the Combination if (i) the ShopKo Exchange Ratio is greater than 3.140 or less than 1.895 and the Combination Agreement is not terminated or (ii) if the ShopKo Exchange Ratio would have been greater than, but is set at, 3.140 or would have been less than, but is set at 1.895, in each case subject to the fiduciary obligations of the ShopKo and Phar-Mor Boards and other applicable legal requirements.

  Alternatively, until the commencement of the ShopKo Special Meeting, a registered holder of ShopKo Shares may vote in the following manner:

  . The registered holder of ShopKo Shares to be voted should dial (1 800
       -   ) between 8 a.m. and midnight Eastern Standard Time on any day
    commencing     , 1997 and ending on    , 1997 (or, in the event the
    ShopKo Special Meeting is adjourned, on the day prior to the date of the adjourned meeting) and tell the operator that such holder wishes to send a collect datagram to Shopko Stores, Inc.

  . The operator will need the registered holder's six digit identification number. The identification number appears in the upper left hand corner on the back side of the proxy card.

  . The operator will have the text of the proxy card. The registered holder should then inform the operator how such holder wishes to vote on the items listed on the proxy card.

  . Registered holders should give the operator their name(s), address and number of shares exactly as such information appears on their proxy card.

  If a ShopKo shareholder's shares are registered in the name of a broker, bank, nominee or other institution, only such broker, bank, nominee or other institution can vote such shares. SHOPKO SHAREHOLDERS SHOULD NOT USE THE TELEPHONIC PROCEDURES SET FORTH ABOVE TO VOTE ANY SHARES HELD ON THEIR BEHALF BY SUCH BROKER, BANK, NOMINEE OR OTHER INSTITUTION. Such ShopKo shareholders desiring to take advantage of the telephonic voting procedure should contact their account representative and ask him or her to vote such shares.

  If a holder of ShopKo Shares needs assistance, such holder should call (414) 497-2211. Banks and brokers may call collect, all others may call toll-free (1
800    -   ).

  Any ShopKo shareholder giving a proxy pursuant to the solicitation has the power to revoke it at any time before it is voted at the ShopKo Special Meeting. A later dated proxy or written notice of revocation given prior to the vote at the ShopKo Special Meeting to an officer of ShopKo will serve to revoke such proxy. REGISTERED

HOLDERS OF SHOPKO SHARES SHOULD NOT FOLLOW THE TELEPHONIC PROCEDURE SET FORTH ABOVE TO GIVE A NOTICE OF REVOCATION OF A PREVIOUSLY SUBMITTED PROXY. A ShopKo shareholder who properly revokes any prior proxies may thereafter vote in person by ballot at the ShopKo Special Meeting. A shareholder's presence at such meeting does not alone serve to revoke any proxy previously given.

                               ----------------
                    SHOPKO SHAREHOLDERS SHOULD NOT SEND ANY
                   STOCK CERTIFICATES WITH THEIR PROXY CARDS
                               ----------------

SOLICITATION OF PHAR-MOR PROXIES

  The accompanying proxy is being solicited by the Phar-Mor Board for use in connection with the Phar-Mor Special Meeting, including any adjournment thereof. See "Phar-Mor Record Date; Quorum; Vote Required." Phar-Mor will bear its own expenses in connection with the Phar-Mor Special Meeting. In addition to solicitation of proxies by mail, directors, officers and employees of Phar-Mor may make solicitation of proxies for the Phar-Mor Special Meeting either personally or by telephone, telegram or other forms of communication. Such directors, officers and employees will receive no special compensation for any solicitation. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their customary charges and expenses.

  Phar-Mor shareholders are requested to complete, date and sign the accompanying form of proxy and return it to Phar-Mor in the enclosed postage-paid envelope. When the accompanying form of proxy is returned properly executed, the Phar-Mor Shares represented thereby will be voted at the Phar-Mor Special Meeting, including any adjournment thereof, in accordance with the instructions received therein. If a proxy is executed and returned without an indication as to how the Phar-Mor Shares represented thereby are to be voted, such shares will be voted in favor of approval and adoption of the Phar-Mor Plan. Shareholder approval will constitute approval of the Combination if (i) the ShopKo Exchange Ratio is greater than 3.140 or less than 1.895 and the Combination Agreement is not terminated or (ii) if the ShopKo Exchange Ratio would have been greater than, but is set at, 3.140 or would have been less than, but is set at 1.895, in each case subject to the fiduciary obligations of the Phar-Mor and ShopKo Boards and other applicable legal requirements.

  Alternatively, until the commencement of the Phar-Mor Special Meeting, a registered holder of Phar-Mor Shares may vote in the following manner:

  .  The registered holder of Phar-Mor Shares to be voted should dial (1 800
        - ) between 8 a.m. and midnight Eastern Standard Time on any day commencing , 1997 and ending on , 1997 (or, in the event that the Phar-Mor Special Meeting is adjourned, on the day prior to the date of the adjourned meeting) and tell the operator that such holder wishes to send a collect datagram to Phar-Mor, Inc.

  . The operator will need the registered holder's six digit identification number. The identification number appears in the upper left hand corner on the back side of the proxy card.

  . The operator will have the text of the proxy card. The registered holder should then inform the operator how such holder wishes to vote on the items listed on the proxy card.

  . Registered holders should give the operator their name(s), address and number of shares exactly as such information appears on their proxy card.

  If a Phar-Mor shareholder's shares are registered in the name of a broker, bank, nominee or other institution, only such broker, bank, nominee or other institution can vote such shares. PHAR-MOR SHAREHOLDERS SHOULD NOT USE THE TELEPHONIC PROCEDURES SET FORTH ABOVE TO VOTE ANY SHARES HELD ON THEIR BEHALF BY SUCH BROKER, BANK, NOMINEE OR OTHER INSTITUTION. Such Phar-Mor shareholders desiring to take advantage of the telephonic voting procedure should contact their account representative and ask him or her to vote such shares.

  If a holder of Phar-Mor Shares needs assistance, such holder should call
   . Banks and brokers may call collect, all others may call toll-free (1 800
   -   ).

  Any Phar-Mor shareholder giving a proxy pursuant to the solicitation has the power to revoke it at any time before it is voted at the Phar-Mor Special Meeting. A later dated proxy or written notice of revocation given prior to the vote at the Phar-Mor Special Meeting to the Secretary of Phar-Mor will serve to revoke such proxy. Registered holders of Phar-Mor Shares also may revoke a previously submitted proxy by following the telephonic procedure set forth above. A Phar-Mor shareholder who attends the Phar-Mor Special Meeting in person may vote by ballot at the Phar-Mor Special Meeting, thereby canceling any proxy previously given. A shareholder's presence at such meeting does not alone serve to revoke any proxy previously given.

                               ----------------
                   PHAR-MOR SHAREHOLDERS SHOULD NOT SEND ANY
                   STOCK CERTIFICATES WITH THEIR PROXY CARDS
                               ----------------

OTHER MATTERS TO BE CONSIDERED

  Neither the Phar-Mor Board nor the ShopKo Board is aware of any other matter which will be brought before either the Phar-Mor Special Meeting or the ShopKo Special Meeting. If, however, other matters are presented, proxies will be voted in accordance with the discretion of the holders of such proxies.

                                THE TRANSACTION

  The description of the Transaction set forth below does not purport to be complete and is qualified in its entirety by reference to the Combination Agreement, a copy of which is attached hereto as Annex A and incorporated by reference herein.

BACKGROUND OF THE TRANSACTION

  ShopKo Background. Over the last several years, ShopKo has determined that to succeed and remain profitable in the very competitive discount retail industry, it would be necessary to obtain economies of scale in its retail business and to grow its health services businesses. This determination was reemphasized by the recent turmoil in the discount retail industry, including bankruptcy filings and/or generally poor financial results of a number of ShopKo's regional competitors. ShopKo believes that by achieving economies of scale it can achieve greater purchasing power, offer more competitive pricing, and enhance its financial performance over the long term. ShopKo has also been cognizant of the fact that supervalu has publicly expressed its intention to liquidate its investment in ShopKo in order to concentrate on its own core business. Over the last several years, ShopKo has informally contacted various retail businesses concerning possible business combinations and none of those contacts advanced beyond preliminary discussions. The reasons why none of these contacts proceeded beyond preliminary discussions varied depending upon the particular circumstances of the party contacted. In large part, the parties contacted simply were not interested in or receptive to discussions concerning a business combination with ShopKo. Also during this period, ShopKo explored the possibility of a secondary offering of supervalu's Shopko Shares to reduce its ownership in ShopKo, including exploring such possibilities as recently as the spring and early summer of 1996. A secondary offering was not pursued after such exploration. The primary reason a secondary offering was not pursued was that any large secondary offering was expected to have a significant negative impact on the market price for ShopKo Shares.

  In the late winter of 1995 and spring of 1996, ShopKo began reviewing strategic alternatives available to it to maximize shareholder value. In connection with this review, Salomon Brothers was engaged to present a review of strategic alternatives to the ShopKo Board at the ShopKo Board meeting on June 19, 1996.

  Phar-Mor Background. Since Phar-Mor's emergence from bankruptcy in September 1995, Phar-Mor has sought to complement its internal growth from its base of more than 100 stores through a strategic business combination with another company. Phar-Mor's overall merchandising strategy has been to offer (a) value to consumers by pricing its products below the prices charged by conventional drugstores and supermarkets and (b) a broader array of products in each of its major product categories than is offered by mass merchant discounters. While Phar-Mor conducted preliminary discussions with several possible acquisition candidates, no understanding or agreement was reached with respect to any business combination.

  The Phar-Mor Board concluded that Phar-Mor would need to grow to compete effectively against other discount merchandise chains. Phar-Mor's acquisition strategy has been designed to identify potential candidates for a business combination to create a larger and stronger discount retail drug store chain with a broader geographic market, enhanced purchasing power and a more powerful presence in the increasingly competitive market for discount merchandising.

  Background of Negotiations. In the spring of 1996, ShopKo was negotiating with FoxMeyer Health regarding the acquisition by ShopKo of FoxMeyer Health's Scrip Card business. See "Certain Transactions--CareStream Scrip Card Acquisition by ShopKo." During these negotiations, FoxMeyer Health representatives who are also directors of Phar-Mor, Messrs. Butler and Estrin, had several meetings or communications with members of ShopKo's management and generally became familiar with ShopKo's business. In May 1996, FoxMeyer Health representatives discussed ShopKo with Mr. Robert Haft, Chairman and CEO of Phar-Mor. On May 22, 1996, Mr. Haft called Mr. Michael W. Wright, Chairman and CEO of supervalu and Chairman of the ShopKo Board and inquired about the possibility of Phar-Mor acquiring supervalu's interest in ShopKo. The May 22 call was followed by subsequent calls and a letter from Mr. Haft to Mr. Wright on May 28, 1996 in which Mr. Haft indicated Phar-Mor's interest in purchasing supervalu's interest in ShopKo. Subsequent to May 28, 1996, supervalu informed Phar-Mor that if Phar-Mor were interested in a business combination with ShopKo, Phar-Mor should contact ShopKo directly.

  At the ShopKo Board meeting on June 19, 1996, Salomon Brothers presented its previously scheduled review of strategic alternatives to the ShopKo Board. The presentation materials consisted of an executive summary of strategic alternatives available to ShopKo, an analysis of ShopKo's competitive position in the discount retail business, strategic retail acquisition profiles (which included Phar-Mor), a review of ProVantage strategic alternatives, a share repurchase analysis, and a supplementary analysis of distressed company opportunities. The ShopKo Board discussed this material in detail with representatives of Salomon Brothers regarding the advantages and disadvantages of various different alternatives. Salomon Brothers recommended to the ShopKo Board that ShopKo (i) enhance the scale of its discount store business, and
(ii) enhance the scale, service range, and capabilities of ShopKo's health care businesses. See "Cabot Noble Business Strategy" and "--Recommendation of the ShopKo Board; Reasons for the Transaction." At the same meeting, the ShopKo Board was informed of the discussions that had taken place with Phar-Mor. The ShopKo Board directed management to investigate the Phar-Mor contacts.

  On June 21, 1996, representatives of Phar-Mor, ShopKo and supervalu, together with Phar-Mor's financial advisor, Jefferies, and ShopKo's financial advisor, Salomon Brothers, met to discuss a possible business combination between Phar-Mor and ShopKo. On June 24, 1996, Phar-Mor and ShopKo entered into reciprocal confidentiality agreements, and on June 27, 1996, Mr. Haft met with Messrs. Kramer, Podany, and Jones, Shopko's chief executive officer, chief operating officer, and chief financial officer, respectively, to discuss strategic and other issues in connection with a possible business combination. Negotiations and due diligence activities by all parties continued through July and August.

  The Phar-Mor Board met on July 16, 1996, at which time Jefferies, Phar-Mor's counsel and members of Phar-Mor's management made detailed presentations to the Phar-Mor Board with respect to a possible business combination with ShopKo. The presentations included: (i) the status of negotiations among the parties to date; (ii) potential structure of the proposed transaction; (iii) estimates of earnings of the combined enterprise; (iv) potential buying and other administrative synergies; and (v) strategies for negotiating with ShopKo and supervalu. The Phar-Mor Board authorized Phar-Mor's management to continue discussions with the appropriate representatives of ShopKo and supervalu.

  On July 26, 1996, the ShopKo Board met and, among other things, (i) established a Special Committee of disinterested directors consisting of Messrs. Eugster and Tyrell (the "ShopKo Special Committee") to review a possible business combination with Phar-Mor on behalf of ShopKo, and (ii) engaged Salomon Brothers to assist ShopKo in connection with a possible business combination with Phar-Mor. Salomon Brothers made a presentation to the ShopKo Board. Salomon's presentation materials consisted of an executive summary of the June 19, 1996 Board presentation (which included an assessment of strategic and financial alternatives to the Combination and conclusions reached at the June meeting), an assessment of ShopKo and Phar-Mor's business fit, a review of Phar-Mor's stand-alone and pro forma combined financial statements, a review and analysis of Phar-Mor's proposal, a review of ShopKo valuation considerations, an update of the ShopKo management business plan, and a discussion of a secondary offering alternative. The ShopKo management business plan update reviewed by Salomon Brothers consisted of possible business acquisitions, primarily in the health care field. These possible acquisitions were not included in ShopKo's base case business plan which had been prepared previously by ShopKo's management.

  In July and August 1996, representatives of Phar-Mor, ShopKo and supervalu conducted detailed discussions concerning the structure of a possible business combination, the terms of a definitive agreement, and certain related documents.

  Throughout the period of negotiations, the financial and legal advisors to ShopKo consulted with and took direction from the ShopKo Special Committee. The ShopKo Special Committee met four times between July 30 and August 8, 1996, to review and discuss the negotiations concerning the possible business combination. At each meeting of the ShopKo Special Committee, the Committee members were given an update on the status of negotiations; the Committee members gave ShopKo's advisors direction on ShopKo's position with respect to negotiating the proposed transaction; the Committee members were advised by legal counsel and Salomon Brothers regarding the legal and financial aspects, respectively, of the proposed Transaction; the Committee Members reviewed draft documentation for the proposed Transaction at the times and to the extent available; and the Committee members were otherwise provided with information necessary for them to make careful and informed decisions regarding the proposed transaction. The ShopKo Special Committee members were also updated individually on the status of the negotiations several times in July and August.

  In mid-August, Phar-Mor submitted draft Combination documents to all parties, including drafts of the Combination Agreement, Stock Purchase Agreement and Voting Agreement (the "Combination Documents"). On August 26, 1996, the ShopKo Board met, and Mr. Haft and other Phar-Mor representatives made a presentation to the ShopKo Board concerning the Phar-Mor proposal and plans for the combined company. During the presentation, Mr. Haft and the Phar-Mor representatives discussed issues with respect to the operations, corporate structure and management of the combined companies, including: the proposed future operations of ShopKo; the role of Phar-Mor management in the Combination; anticipated changes in employment agreements and corporate structure resulting from the Combination; other proposed changes relating to corporate structure and operations of the combined companies; the direct synergies expected to be achieved by the Combination; the merchandising strategies of the combined companies; the allocation of capital resources in the combined companies; Mr. Haft's business background and proposed future role in the new corporation; and the growth strategy for Cabot Noble and the availability of capital to fund this growth. Mr. Haft and the Phar-Mor representatives also discussed other issues with respect to the Combination, including: the obstacles to achieving item retail price parity for retail merchandise with its competitors; Phar-Mor and ShopKo's most recent operating results; the timing of the Combination; contingencies to closing; significant shareholders of the companies; and vendor relationships. The presentation materials included, among other things, recent advertising circulars and photographs of recently remodeled Phar-Mor stores.

  On August 27, 1996, the Phar-Mor Board met to consider the terms of the draft Combination Documents, and representatives of Jefferies presented an analysis of the Combination and delivered their oral opinion and written presentation as to the fairness, from a financial point of view, to the holders of Phar-Mor Shares of the consideration to be received by such shareholders pursuant to the transaction contemplated by the Combination Agreement dated September 5, 1996. See "--Phar-Mor Fairness Opinion." Jefferies' presentation materials included (i) a fairness opinion overview which detailed the objective of the fairness opinion; (ii) a transaction overview which included a review of the transaction terms, a list of transaction contingencies, and a pro forma ownership analysis; (iii) an overview of both ShopKo and Phar-Mor, including a summary of both companies' historical financial results, historical stock price performance, current market valuations, business plans, projections, benefits of the Combination, pro forma geographic composition and anticipated synergies; (iv) a summary of consideration to be paid including components of the purchase price to be received by ShopKo Public Shareholders and supervalu, implied financial valuation multiples and a matrix of potential exchange ratios; (v) a valuation analysis of Phar-Mor, including a comparable company valuation analysis, discounted cash flow analysis, an earnings per share comparison analysis and a relative contribution analysis; and (vi) a valuation analysis of ShopKo, including a comparable company valuation analysis, recent merger and acquisition transaction multiple analysis, premiums paid analysis, discounted cash flow analysis and a relative contribution analysis. Other significant issues discussed and considered by the Phar-Mor Board were: (i) Cabot Noble Board composition; (ii) a voting agreement with supervalu; (iii) employment agreements with certain ShopKo senior executives; and (iv) a litigation indemnification requested by supervalu. At that meeting, the Phar-Mor Board unanimously approved the Combination, approved and adopted the Phar-Mor Plan, and directed the officers of Phar-Mor involved in negotiations to meet with ShopKo and supervalu in an attempt to complete final negotiations on certain remaining issues concerning the composition of the Cabot Noble Board and the terms of debentures initially proposed to be issued to supervalu as partial consideration for the Cabot Noble Buy Back.

  On August 28, 1996, the ShopKo Board met and reviewed drafts of the Combination Documents in detail, and Salomon Brothers presented its view that the proposed transaction was fair to ShopKo's public shareholders from a financial point of view. Salomon's presentation materials consisted of a summary of past analysis for ShopKo, an executive summary (which included a review of transaction terms, an overview of proposed transactions, the objective of the fairness opinion, a summary of the Phar-Mor Business plan, a summary of certain operating assumptions, and a summary of Phar-Mor projections), transaction considerations, overviews of ShopKo and Phar-Mor, public market valuation analysis, a discounted cash flow analysis, analysis of premiums in stock-for-stock combinations, and a series of transaction case analyses. The ShopKo Board also established a special committee under Section 302A.673 of the Minnesota Law consisting of Mr. Eugster (the "Section 673 Committee") to review the proposed Combination and the proposed Voting Agreement. Section 302A.673 of the Minnesota Law prohibits business combinations between an issuing public corporation and an "interested" shareholder for a period of four years following the interested shareholder's share acquisition date unless the business combination or the acquisition of shares made by the interested shareholder is approved before the interested shareholder's share acquisition date by a committee formed in accordance with
Section 302A.673(d). Under Section 302A.673(d)(3), only Mr. Eugster qualified to be on the Section 673 Committee. The Section 673 Committee was formed in order to comply with Section 302A.673 of the Minnesota Law. The full ShopKo Board then adjourned, and the ShopKo Special Committee and the Section 673 Committee then met and approved the proposed Combination, and, in the case of the Section 673 Committee, the proposed Voting Agreement, and recommended that the full ShopKo Board approve the proposed Combination. In order to comply with Section 302A.673 of the Minnesota Law, Mr. Eugster reviewed and approved the proposed Combination Agreement and the proposed Voting Agreement. The full ShopKo Board then reconvened and unanimously approved the principal terms of the proposed Combination, subject to satisfactory resolution of the remaining issues.

  On September 4 and September 5, 1996, the Phar-Mor Board met to consider modifications to the drafts of Combination Documents, including changes to the composition of the Cabot Noble Board and to the form of consideration to be paid to supervalu in the Cabot Noble Buy Back and approve the results of final negotiations, including a discussion with representatives of Jefferies and a determination by Jefferies that the negotiated changes would not affect its fairness opinion. The Phar-Mor Board ratified such changes. In the vote on September 5, 1996, all members of the Phar-Mor Board voted in favor of such modifications, other than Messrs. Butler and Estrin, the two members of the Phar-Mor Board who are officers and directors of FoxMeyer Health, who abstained. At each of the meetings, the structure of various financing methods and Cabot Noble's Board composition were again discussed and considered as well as the procedure and timing of the transaction. See "Risk Factors-- Hamilton Morgan Issues," and "Description of Phar-Mor--Security Ownership of Certain Beneficial Owners and Management."

  On September 6, 1996, the ShopKo Board, the ShopKo Special Committee, and the Section 673 Committee met again. At the ShopKo Board meeting the ShopKo Board reviewed the revised Combination Documents, and Salomon Brothers reconfirmed its view as to the fairness of the proposed Combination from a financial point of view to the ShopKo Public Shareholders, which opinion was delivered in written form on September 7, 1996. Salomon's presentation materials consisted of a summary of past analysis for ShopKo, an executive summary (which included a summary of proposed transaction terms, an overview of transactions, the objective of the fairness opinion, a summary of the Phar-Mor business plan, a summary of certain operating assumptions, and a summary of Phar-Mor operating projections), a review of pricing considerations, a financial summary, a review of transaction considerations, overviews of ShopKo and Phar-Mor, a public market valuation analysis, a discounted cash flow analysis, an analysis of premiums in stock-for-stock combinations, and a series of transaction case analyses. Both the ShopKo Special Committee and the
Section 673 Committee approved the proposed Combination, and in the case of the Section 673 Committee, the proposed Voting Agreement, and recommended that the full ShopKo Board approve the proposed Combination. The full ShopKo Board then unanimously approved and adopted the ShopKo Plan and approved the proposed Combination.

  On Saturday, September 7, 1996, Phar-Mor, ShopKo and Cabot Noble entered into the Combination Agreement; supervalu and Cabot Noble entered into the Stock Purchase Agreement; and supervalu, Cabot Noble and Mr. Haft entered into the Voting Agreement. On Monday, September 9, 1996, Phar-Mor and ShopKo issued press releases announcing the Combination.

  On October 9, 1996, the ShopKo Special Committee, the Section 673 Committee and the ShopKo Board met to consider certain proposed changes to the terms of the Combination Agreement, suggested by Phar-Mor, concerning the composition of the Cabot Noble Board and a proposal that supervalu retain 10% of the Cabot Noble Shares that Cabot Noble had agreed to purchase in exchange for a corresponding reduction in the consideration payable in the Cabot Noble Buy Back. Salomon Brothers presented an analysis of the effect of such proposed changes, including a pro forma ownership analysis, a summary pro forma combination analysis, and a "walkaway" analysis and reconfirmed its opinion that the proposed Combination is fair from a financial point of view to the ShopKo Public Shareholders, which opinion was delivered in written form on October 9, 1996. The Special Committee and the Section 673 Committee approved the proposed amendments to the Combination Agreement and recommended that the full ShopKo Board approve the proposed amendment to the Combination Agreement, and the ShopKo Board unanimously approved the proposed amendments. Such proposed amendments were not submitted to the Phar-Mor Board for its approval because no additional approval was deemed necessary in light of the approvals previously granted by the Phar-Mor Board in respect of the Combination during its meetings on August 27, September 4 and September 5.

  On October 9, 1996, Phar-Mor, ShopKo and Cabot Noble entered into the First Amendment to the Combination Agreement and supervalu and Cabot Noble entered into the Amended and Restated Stock Purchase Agreement. On October 11, 1996, Phar-Mor and ShopKo issued press releases announcing the amendments. The current Combination Documents, which incorporate such October 9, 1996 changes, differ from the Combination Documents delivered in mid-August, 1996 substantially as follows: (i) the number of Cabot Noble Shares to be acquired from supervalu pursuant to the Cabot Noble Buy Back was reduced from 100% to 90% of the Cabot Noble Shares to be received by supervalu in the Combination;
(ii) the terms and nature of the consideration to be paid to supervalu in the Cabot Noble Buy Back were changed from a combination of cash and indebtedness to cash and a short-term promissory note; (iii) the composition of the Cabot Noble Board was altered by naming Dale P. Kramer to the Cabot Noble Board and granting ShopKo the right to designate two additional board members; (iv) certain technical changes were made with respect to voting requirements, financing and exhibits; and (v) exhibits were added to the Stock Purchase Agreement.

  The Combination Agreement provides that it may be amended, modified or superseded by a written instrument approved by the Phar-Mor Board and the ShopKo Board; provided, that after the adoption of the Phar-Mor Plan and the ShopKo Plan by the shareholders of Phar-Mor or ShopKo, respectively, no amendment may be made without the further approval of such approving shareholders, except to the extent permitted by the Minnesota Law or the Pennsylvania Law, as applicable. To the extent any provisions of the Combination Agreement are amended or modified such that the disclosure contained in the Joint Proxy Statement/Prospectus changes in any material respect, Phar-Mor and ShopKo will resolicit proxies from their respective shareholders.

  Since October 9, 1996, Phar-Mor has proposed additional changes to the Combination Agreement, primarily concerning adjusting the mechanism for determining the ShopKo Exchange Ratio in light of the decline in the market price of Phar-Mor Shares. In addition, ShopKo and Phar-Mor have discussed other possible revisions to the Combination Agreement including the identity, position and compensation of Cabot Noble's management team, the status of Mr. Haft's employment contract, the composition of the Cabot Noble Board, the allocation of certain expenses related to the Transaction, an extension of the date (currently March 31, 1997) after which either ShopKo or Phar-Mor could terminate the Combination Agreement if the Effective Date has not occurred, as well as other issues. Such proposals and discussions have not resulted in any changes to the Combination Agreement.

  The ShopKo, Phar-Mor and Cabot Noble Boards considered the Cabot Noble Buy Back in determining whether to approve the Combination. In approving the Combination (which contemplates the Cabot Noble Buy Back), the ShopKo Board was required under the Minnesota Law to act in good faith, in a manner the directors reasonably believed to be in the best interests of ShopKo, and with the care an ordinarily prudent person in a like position would exercise under similar circumstances; the Phar-Mor Board was required under the Pennsylvania Law to act in a manner the directors reasonably believed to be in the best interests of Phar-Mor, and with such care as a person of ordinary prudence would use under similar circumstances; and the Cabot Noble Board was required under the Delaware Law to act in the best interest of Cabot Noble with undivided and unselfish loyalty, and to use that amount of care that ordinarily careful and prudent people would use in similar circumstances in the handling of their own affairs. As described above, the ShopKo Board established a special committee of independent directors to review the Combination in light of all significant factors, including the Cabot Noble Buy Back. Phar-Mor obtained an opinion from Jefferies as to the fairness of the Combination, including the Cabot Noble Buy Back, to Phar-Mor shareholders from a financial point of view. See "The Transaction--Phar-Mor Fairness Opinion."

  The Cabot Noble Buy Back was negotiated directly between supervalu and Phar-Mor over a period of several months concurrently with the other negotiations concerning the proposed Combination. While the specific

                                     50 1
topics of negotiations on the Cabot Noble Buy Back between supervalu and Phar-Mor varied from meeting to meeting, generally at each meeting the negotiations concerned (i) the purchase price which supervalu would receive for the Cabot Noble Shares being repurchased in the Cabot Noble Buy Back, (ii) whether the form of consideration received by supervalu would be cash, securities, other property, or a mix thereof, (iii) when supervalu would receive the consideration, (iv) the nature and extent of any security for any promissory notes to be received by supervalu, and (v) the nature and extent of any registration rights to be received by supervalu. The ShopKo Special Committee was informed on the status of such negotiations on a regular basis, and considered such information in evaluating the proposed Combination and directing ShopKo's advisors in negotiating with Phar-Mor.

RECOMMENDATIONS OF SHOPKO BOARD; REASONS FOR THE TRANSACTION

  In approving the Combination, the ShopKo Board considered a number of factors, including the following:

    (1) The financial condition and results of operations of ShopKo and Phar-
  Mor;

    (2) The projected financial condition, results of operations, prospects and strategic objectives of ShopKo and Phar-Mor, and the risks of achieving those prospects and objectives, including, in the case of ShopKo, increasingly intense competition from larger companies with greater purchasing power, lower merchandise unit costs and more resources than ShopKo, and pressure on ShopKo's prices from managed health care organizations and other purchasers of ShopKo merchandise;

    (3) The purchase by Cabot Noble pursuant to the Cabot Noble Buy Back of 90% of the Cabot Noble Shares received by supervalu in the ShopKo Exchange, which will:

      (a) based on the analysis of Salomon Brothers, result in higher earnings per share for the Cabot Noble Shares received by the ShopKo Public Shareholders;

      (b) cause the ShopKo Public Shareholders to own a much greater percentage of the Cabot Noble Shares than they currently own of ShopKo Shares;

      (c) remove the potential dominance of Cabot Noble by supervalu; and

      (d) eliminate the potential for the market price of Cabot Noble Shares being depressed by potential or actual sales of large amounts of stock by a single significant shareholder.

    (4) The fact that it would be necessary for ShopKo to incur an unreasonably large amount of debt to enable it to purchase ShopKo Shares owned by supervalu, whereas the Phar-Mor cash resources and ShopKo cash resources, together with the proceeds of a reasonable amount of debt, will enable Cabot Noble to purchase, pursuant to the Cabot Noble Buy Back, 90% of the Cabot Noble Shares received by supervalu in the Combination;

    (5) The fact that supervalu will sell 90% of its Cabot Noble Shares to Cabot Noble for the equivalent of $16.86 per ShopKo Share in cash, which on a per share basis will be between 2.3% and 6.3% less than the value of the Cabot Noble Shares to be received per ShopKo Share by the ShopKo Public Shareholders, and the fact that $16.86 per ShopKo Share is below the low end of Salomon Brothers' discounted cash flow analysis range of value per ShopKo Share;

    (6) The terms and conditions of the Combination Agreement and the course of negotiations thereon, including terms which permit the ShopKo Board, to the extent required by their fiduciary duties,

      (a) to participate in discussions or negotiations with, and to furnish information to, any person or entity in connection with any tender or exchange offer or proposal for a merger, consolidation or other business combination involving a substantial equity interest in, or a substantial portion of the assets of, ShopKo, provided that the ShopKo shareholders' approval and the Phar-Mor shareholders' approval have not been obtained, and provided further that ShopKo has notified Phar-Mor orally and in writing of any such inquiries, offers or proposals (including the terms and conditions of any such inquiry, offer or proposal and the identity of the party making it) within 24 hours of the receipt thereof and has given Phar-Mor five days' advance written notice of any agreement to be entered into with or any information to be supplied to the party making such inquiry, offer or proposal, although ShopKo is prohibited by the Combination Agreement from initiating, soliciting or encouraging, or taking any action to facilitate, any offer or proposal for such a transaction; and

      (b) to terminate the Combination Agreement upon five days' written notice to Phar-Mor, if the ShopKo Board determines to accept a tender offer by a party other than Phar-Mor or any of its affiliates, or any written offer or proposal with respect to a merger or sale of a material portion of its assets, or other business combination, by a party other than Phar-Mor or any of its affiliates, provided that the ShopKo Board has received a written opinion by outside counsel that notwithstanding a binding commitment to consummate the Combination Agreement the ShopKo Board's fiduciary duties require it to reconsider such commitment as a result of such offer or proposal and provided further that prior to termination of the Combination Agreement ShopKo has negotiated in good faith with Phar-Mor to make such adjustments to the terms and conditions of the Combination Agreement as would enable ShopKo to proceed with the Combination Agreement. (The ShopKo Board noted that the Combination Agreement requires ShopKo to pay to Phar-Mor up to $15.5 million if the Combination Agreement is terminated under certain circumstances because of a prospective transaction between ShopKo and a person or entity other than Phar-Mor.);

    (7) The presentation to the ShopKo Board by Mr. Haft of the anticipated business plan for Cabot Noble, Phar-Mor and ShopKo, described above in "-- Background of the Transaction," including plans to reduce their combined purchasing, administration and other costs by combining certain functions, and to increase their combined sales by adding certain ShopKo product lines and services to Phar-Mor stores, and adding certain Phar-Mor products to ShopKo stores;

    (8) The ShopKo Public Shareholders will exchange their investments in a regional business for an investment in a national and more diversified business;

    (9) The acquisition by the ShopKo Public Shareholders of an equity interest in the 102 Phar-Mor stores--selected from Phar-Mor's 311 pre-bankruptcy stores--in connection with ShopKo's administrative management strength and infrastructure;

    (10) The report to the ShopKo Board by ShopKo executive officers and legal advisors concerning their due diligence investigation of Phar-Mor;

    (11) Mr. Haft's business reputation, experience and track record as a manager of significant retail businesses;

    (12) The composition of the Cabot Noble Board and the fact that the Cabot Noble Certificate will mandate that a majority of its directors be "independent," with "independent" defined as any individual who (a) is not an affiliate (as defined in Rule 12b-2 of the Exchange Act) of Cabot Noble or an associate (as defined in Exchange Act Rule 12b-2) of such an affiliate (except an individual who is an affiliate of Cabot Noble solely because such individual is a Director) or of supervalu or of any corporation, partnership, association or other entity with respect to which Cabot Noble or supervalu owns a majority of the common stock or other equity interests or has the power to vote or direct the voting of a sufficient number of securities to elect a majority of the members of the board of directors or other governing body of such corporation, partnership, association or entity ("Subsidiary"), and (b) is not, and has not been, an officer or employee, or a family member of any officer, director or employee, of Cabot Noble, supervalu or any Subsidiary.

    (13) The written opinions dated as of September 7, 1996 and October 9, 1996 of Salomon Brothers, that, as of such dates and based on and subject to the considerations set forth in such opinions, the consideration to be received by the ShopKo Public Shareholders pursuant to the Combination Agreement is fair from a financial point of view to such holders;

    (14) The availability to the holders of ShopKo Shares of dissenters' appraisal rights under the Minnesota Law;

    (15) The unanimous recommendation of the ShopKo senior executive officers that the Combination be approved by the ShopKo Board and its shareholders, recognizing the individual interests of such officers in the Combination;

    (16) The unqualified and unanimous recommendation of the ShopKo Special Committee and the Section 673 Committee that the Combination be approved by the ShopKo Board;

    (17) The expressed desire of supervalu to sell its interest in ShopKo;

    (18) The effect of the Combination on the employees, suppliers and customers of ShopKo and the communities in which its stores are located;

    (19) The effect of the Combination on ShopKo's debt holders and the financial and credit profile of the combined company;

    (20) The fact that ShopKo pays dividends on the ShopKo Shares whereas Cabot Noble is not expected to pay dividends on Cabot Noble Shares in the foreseeable future;

    (21) The familiarity of the ShopKo Board with the business, operations, prospects and assets (including real estate) of ShopKo. See "Description of ShopKo--Properties;" and

    (22) Consideration of the Combination at eight meetings of the ShopKo Special Committee and five meetings of the entire ShopKo Board.

  The ShopKo Board did not quantify or attempt to assign relative weights to the specific factors considered in reaching its determination. A copy of the written opinion of Salomon Brothers, which sets forth the assumptions, qualifications and procedures on which such opinion is based, is attached hereto as Annex B, and ShopKo shareholders are urged to read that opinion in its entirety. The opinion only addresses the fairness if the actual ShopKo Exchange Ratio is between 1.895 and 3.140. Salomon Brothers did not opine upon the fairness of the consideration to the ShopKo Public Shareholders from a financial point of view if the actual ShopKo Exchange Ratio is below 1.895 or above 3.140 and the Phar-Mor and ShopKo Boards decide not to terminate the Combination Agreement. In the event that the actual ShopKo Exchange Ratio exceeds 3.140 or is less than 1.895, the ShopKo Board will take such steps and conduct such deliberations as may be necessary, in the exercise of its fiduciary obligations, to determine whether or not to proceed with the Combination, and if so, on what terms. In such circumstances, the ShopKo Board may, among other steps, request that Salomon Brothers render an updated opinion as to the fairness to the ShopKo Public Shareholders, from a financial point of view, of the Combination, to reflect the actual ShopKo Exchange Ratio.

  The ShopKo Board generally considered the proposed Combination to be beneficial to ShopKo's employees, suppliers, and customers since the Combination is expected to enhance ShopKo's ability to achieve economies of scale in the very competitive discount retail industry. The ShopKo Board also considered the fact that the Combination could be completed in accordance with ShopKo's contractual commitments to debt holders. Such effects were considered to be positive factors by the ShopKo Board in considering the Combination.

SHOPKO FAIRNESS OPINION

  At meetings of the ShopKo Board held on August 28, 1996, September 6, 1996 and October 9, 1996, Salomon Brothers delivered its oral opinion, subsequently confirmed in writing, that, as of such dates and in connection with the Transaction, the ShopKo Exchange Ratio is fair to the ShopKo Public Shareholders from a financial point of view. This opinion only addresses the fairness of the ShopKo Exchange Ratio if it is between 1.895 and 3.140. Salomon Brothers did not opine upon the fairness of the consideration to the ShopKo Public Shareholders from a financial point of view if the actual ShopKo Exchange Ratio is below 1.895 or above 3.140 and the ShopKo and Phar-Mor Boards decide not to terminate the Combination Agreement. No limitations were imposed by the ShopKo Board upon Salomon Brothers with respect to the investigation made or the procedures followed by Salomon Brothers in rendering its opinion.

  The full text of the written opinion of Salomon Brothers, dated as of October 9, 1996, is set forth as Annex B to this Joint Proxy Statement/Prospectus and sets forth the assumptions made, procedures followed and matters considered by Salomon Brothers. ShopKo shareholders are urged to read Salomon Brothers' opinion in its entirety. The summary of the opinion as set forth in this Joint Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion.

  In connection with rendering its opinion, Salomon Brothers reviewed certain publicly available information concerning ShopKo and Phar-Mor, respectively. Salomon Brothers was not requested to and did not solicit third party indications of interest in ShopKo. In arriving at its opinion, however, Salomon Brothers did consider information provided to it by ShopKo as to prior informal discussions with third parties concerning a possible business combination. Salomon Brothers also discussed the business operations and financial condition of ShopKo and Phar-Mor, as well as other matters Salomon Brothers believed relevant to its inquiry, with certain officers and employees of ShopKo and Phar-Mor. Salomon Brothers also considered such other information, financial studies, analyses, forecasts, investigations, and financial, economic and market criteria that Salomon Brothers deemed relevant.

  In its review and analysis and in arriving at its opinion, Salomon Brothers assumed and relied upon the accuracy and completeness of the financial and other information (including information relating to the obtaining of regulatory approvals for the Transaction), and Salomon Brothers did not assume any responsibility for independent verification of such information. With respect to the financial forecasts of ShopKo and Phar-Mor, Salomon Brothers assumed that such forecasts had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of ShopKo or Phar-Mor as to the future financial performance of ShopKo or Phar-Mor, respectively, and Salomon Brothers expressed no opinion with respect to such forecasts or the assumptions on which such forecasts were based. The financial projections utilized by Salomon Brothers in preparing its opinion were substantially the same as those used by Jefferies. See Annex G. Salomon Brothers did not make or obtain or assume any responsibility for making or obtaining any independent evaluations or appraisals of the assets (including properties and facilities) or liabilities of ShopKo or Phar-Mor.

  Salomon Brothers' opinion is based upon conditions as they existed and could be evaluated on the date thereof. Salomon Brothers' opinion does not imply any conclusion as to the likely trading range for Cabot Noble Shares following the consummation of the Transaction, which may vary depending upon, among other factors, changes in interest rates, market conditions, general economic conditions and other factors that generally influence the price of securities. Salomon Brothers' opinion does not address ShopKo's underlying business decision to effect the Transaction. Further, Salomon Brothers' opinion is directed only to the fairness, from a financial point of view, of the ShopKo Exchange Ratio to the ShopKo Public Shareholders and does not constitute a recommendation concerning how holders of ShopKo Shares should vote with respect to the ShopKo Plan. The proposed consideration to be received by ShopKo shareholders was determined through negotiations between ShopKo and Phar-Mor. In rendering its opinion, Salomon Brothers assumed that no restrictions would be imposed by any regulatory authority that would have a material adverse effect on the contemplated benefits of the Transaction to Cabot Noble following the consummation of the Transaction.

  The following is a summary of the reports and analyses (collectively, the "Salomon Brothers Report") presented on August 28, 1996, certain of which were updated on September 6 and 7 and again on October 9, 1996, by Salomon Brothers to the ShopKo Board in connection with the rendering of Salomon Brothers' opinion.

  (i) Premium Analysis. Salomon Brothers calculated the implied premium to be received by the ShopKo Public Shareholders (the "ShopKo Premium") based on the $17.25 to $18.00 consideration range for ShopKo Public Shareholders (the "Collar") and prices of ShopKo Shares and Phar-Mor Shares over certain recent periods. The ShopKo Premium, based on the Collar and the closing stock price for ShopKo Shares as of September 6, 1996, would have ranged from 6-11%. Further, Salomon Brothers calculated the ShopKo Premium as ranging from 14-19% based on the average price of ShopKo Shares during the 30-day period ended September 6, 1996.

  (ii) Exchange Ratio Analysis. Salomon Brothers reviewed the historical ratio (the "Ratio") of the daily closing prices of ShopKo Shares to Phar-Mor Shares over the period from September 11, 1995, through

September 6, 1996. Such analysis showed that based on stock prices over the thirty calendar days ended on September 6, 1996, the average, high and low Ratios were 1.86, 2.06 and 1.73, as compared to the ratio of 2.23 (the "Implied Exchange Ratio") shares of Phar-Mor Shares to each ShopKo Share based on the Collar and the 30-day average Phar-Mor price for the period ended September 6, 1996. Based on a zero percent premium, the ShopKo exchange ratio would have been 2.063 at the time of the ShopKo Fairness Opinion.

  (iii) Pro Forma Combination Consequences Analysis. Based on management forecasts for ShopKo and Phar-Mor (the "Base Case"), Salomon Brothers examined the pro forma combined forecast of results of

                                     54 1
operations for Cabot Noble for the years ended February 28, 1998, and 1999 (each such period, a "Fiscal Year"), Fiscal Years 1998 and 1999 estimated to be the first two complete Fiscal Years after consummation of the Transaction. Salomon Brothers also examined the pro forma combined forecast of results of operations under a scenario based on the projections of ShopKo management and the projections of Phar-Mor management, with the Phar-Mor projections revised downward to reflect certain more conservative assumptions and adjustments by ShopKo management (the "Adjusted Case"). The Adjusted Case anticipates that Phar-Mor would have lower sales and incur net losses in each of Fiscal Years 1997, 1998 and 1999. Based on the Base Case, this analysis showed an earnings per share ("EPS") accretion of 26.5% in Fiscal Year 1998 and 48.0% in Fiscal Year 1999 to the ShopKo Public Shareholders, assuming that Cabot Noble realizes pre-tax savings resulting from certain synergies resulting from the combination of the two companies of $15 million in Fiscal Year 1998 and $20 million in Fiscal Year 1999, net of savings assumed reinvested in more competitive pricing (the "Net Synergies"). Based on the Adjusted Case, this analysis showed an EPS accretion to the ShopKo Public Shareholders of 3.7% in Fiscal Year 1998 and 22.3% in Fiscal Year 1999, assuming Cabot Noble realized the Net Synergies. Management of ShopKo advised the ShopKo Board that it believed the Adjusted Case to be conservative.

  (iv) Comparable Company Analysis. In arriving at a valuation for ShopKo, Salomon Brothers performed a valuation analysis for each of ShopKo's two business segments, the discount retail business and the pharmacy benefit management business. Salomon Brothers compared the discount retail segment of ShopKo with the financial and market performance of the following group of selected publicly traded discount retail companies: Dayton Hudson Corporation; Kmart Corporation; Wal-Mart Stores, Inc.; Bradlees, Inc.; The Caldor Corporation; Fred Meyer Inc.; Hills Stores Company; and Venture Stores, Inc. Salomon Brothers examined certain publicly available financial and operating data of the comparable companies, in particular; (a) equity market capitalization; (b) the ratio (the "P/E Ratio") of current stock prices per share to estimated EPS for (i) the latest twelve months ("LTM"), (ii) the 1997 fiscal years of such companies and (iii) the 1998 fiscal years of such companies (such estimated earnings for the comparable companies and for ShopKo, for each such period, as reported on First Call); (c) the ratio of the equity value plus total debt, preferred stock, minority interests, less cash (collectively, "Firm Value") to (i) the LTM revenues, (ii) the LTM earnings before interest, taxes, depreciation and amortization ("EBITDA") and the LTM earnings before interest and taxes ("EBIT"). All multiples were based on closing stock prices as of September 6, 1996. This analysis showed: a range of LTM P/E Ratios from 4.9x-53.1x (with a median of 23.0x) for the comparable companies, as compared to 13.4x for ShopKo; a range of estimated 1997 P/E Ratios from 6.3x-26.6x (with a median of 14.0x) for the comparable companies, as compared to 12.3x for ShopKo; a range of 1998 P/E Ratios from 5.9x-16.7x (with a median of 13.1x) for the comparable companies, as compared to 10.6x for ShopKo; the ratios of Firm Value to LTM revenues ranged from .14x-.75x (with a median of 0.27x) for the comparable companies, as compared to .41x for ShopKo; the ratios of Firm Value to LTM EBITDA ranged from 4.1x-10.8x (with a median of 6.0x) for the comparable companies, as compared to 5.4x for ShopKo; and the ratios of Firm Value to LTM EBIT ranged from 6.8x-46.0x for the comparable companies, as compared to 8.5x for ShopKo. Further, Salomon Brothers compared the pharmacy benefit management business of ShopKo with the financial and market performance of the following group of selected publicly traded pharmacy benefit management companies: Caremark International Inc.; Express Scripts, Inc.; HCIA Inc.; Mednet MPC Corporation; Systems, Inc.; and Value Health, Inc. Salomon Brothers examined certain publicly available financial and operating data of the comparable companies, in particular: (a) equity market capitalization; (b) the P/E Ratio of current stock prices per share to estimated EPS for (i) the LTM, (ii) the 1996 fiscal year and (iii) the 1997 fiscal year (such estimated earnings for the comparable companies and for ShopKo, for each year, as reported on First Call); (c) the ratio of Firm Value to (i) LTM revenues, (ii) LTM EBITDA and (iii) LTM EBIT. All multiples were based on closing stock prices as of September 6, 1996. This analysis showed: a range of LTM P/E Ratios from 24.9x-75.6x (with a median of 41.8x) for the comparable companies; a range of 1996 P/E Ratios from 8.0x-58.1x (with a median of 20.0x) for the comparable companies; a range of 1997 P/E Ratios from 8.7x-40.0x (with a median of 15.1x) for the comparable companies; a range of ratios of Firm Value to LTM revenues from .4x-9.1x (with a median of .7x) for the comparable companies; a range of ratios of Firm Value to LTM EBITDA from 4.6-30.0 (with a median of 13.1x) for the comparable companies; and a range of Firm Value to LTM EBIT from 6.2-53.9 (with a median of 17.7x) for the comparable companies. Based on these comparisons, Salomon Brothers estimated the valuation of each of the two business segments of ShopKo and added such results to estimate a valuation for ShopKo. This analysis showed that ShopKo, as of September 6, 1996, was trading at a 2.2%- 24.2% premium to the sum of the estimated values of its business segments. Salomon Brothers also showed that, based on the Implied Exchange Ratio and the Collar, the premium to be received by the ShopKo Public Shareholders would range from 13.2%-37.6%.

  (v) Discounted Cash Flow Analysis. Using a discounted cash flow ("DCF") methodology, Salomon Brothers valued ShopKo on a stand-alone basis in accordance with the management forecasts by estimating the present value of future unlevered free cash flows of ShopKo. Salomon Brothers aggregated (x) the present value of the unlevered free cash flows for the period ranging from November 2, 1996 to February 28, 2001 (the "Forecast Period") with (y) the present value of the range of terminal values described below. The range of terminal values was generally calculated by applying a range of multiples to ShopKo's EBITDA for the last twelve months of the Forecast Period. This range of terminal values represents ShopKo's value beyond the Forecast Period. As part of the DCF analysis, Salomon Brothers used discount rates ranging from 11.5%-13.5% for ShopKo. This DCF analysis resulted in values ranging from $17 to $20 per ShopKo Share.

  (vi) Contribution Analysis. Salomon Brothers reviewed the pro forma contribution to the revenues, EBITDA, cash flow and net income of Cabot Noble by ShopKo and Phar-Mor, without consideration to any cost savings related to the Transaction, for the year ending February 22, 1997, such estimates having been prepared in accordance with the Adjusted Case. The contribution analysis showed that ShopKo's estimated percentage contribution to the financial results of the combined entity were 68.4% of total revenues, 83.9% of EBITDA, 246.4% of free cash flow (which percentage is offset by -146.4% contribution to cash flow by Phar-Mor). Salomon Brothers noted that, based on the Implied Exchange Ratio, holders of ShopKo Shares will hold 85.1% of outstanding Cabot Noble Shares following the consummation of the Share Exchanges and 76.7% of the Cabot Noble Shares after the consummation of the Cabot Noble Buy Back.

  On October 9, 1996, at a meeting of the ShopKo Board, Salomon Brothers reviewed with the ShopKo Board the proposed changes to the Combination Agreement and the Cabot Noble Buy Back, and the financial impact of such changes. This review consisted of an analysis of the pro forma effects of the proposed changes in the Combination Agreement on each of the following: (i) the percentage ownership of Cabot Noble Shares by supervalu, the ShopKo Public Shareholders and the current Phar-Mor shareholders; (ii) projected Cabot Noble earnings per share; (iii) projected earnings per former ShopKo Share; (iv) projected accretion levels; (v) Cabot Noble's projected debt to equity ratio;
(vi) Cabot Noble's projected debt to EBITDA ratio; (vii) Cabot Noble's projected EBITDA to net interest ratio; and (viii) Cabot Noble's projected EBITDA--capital expenditure to net interest ratio. Upon completion of this review, Salomon Brothers concluded that Salomon Brothers was prepared to issue the opinion set forth as Annex B to this Joint Proxy Statement/Prospectus.

  The preparation of a fairness opinion is not susceptible to partial analysis or summary descriptions. Salomon Brothers believes that its analysis and the summary set forth above must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the processes underlying the analysis set forth in its opinion and the Salomon Brothers Report. The ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Salomon Brothers of the actual value of ShopKo or Phar-Mor.

  In performing its analyses, Salomon Brothers made numerous assumptions with respect to industry performance, general business, financial, market and economic conditions and other matters, many of which are beyond the control of ShopKo or Phar-Mor. The analyses which Salomon Brothers performed are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Salomon Brothers' analysis of the fairness, from a financial point of view, of the ShopKo Exchange Ratio to the ShopKo Public Shareholders in connection with the Combination and the Cabot Noble Buy Back. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future.

  In the ordinary course of its business, Salomon Brothers actively trades the equity securities of ShopKo and Phar-Mor for its own account and the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Pursuant to an engagement letter dated July 26, 1996, ShopKo agreed to pay to Salomon Brothers for its services in connection with the Transaction an advisory fee of between $3.6 million and $4.0 million (less $250,000 paid by ShopKo to Salomon Brothers in connection with the strategic review of ShopKo's businesses and alternatives, discussed below), payable upon consummation of the Transaction. ShopKo also agreed, under certain circumstances, to reimburse Salomon Brothers for reasonable fees and disbursements of Salomon Brothers' counsel and for certain out-of-pocket expenses incurred by Salomon Brothers in connection with the Transaction, and agreed to indemnify Salomon Brothers and certain related persons against certain liabilities, including liabilities under the federal securities law, relating to or arising out of its engagement.

  In addition to the advisory fee payable to Salomon Brothers as described above, ShopKo paid Salomon Brothers a fee of $500,000, for its services in connection with a strategic review of ShopKo's businesses and alternatives pursuant to an engagement letter dated June 17, 1996. As noted above, $250,000 of this $500,000 fee will be credited against the advisory fee payable to Salomon Brothers by ShopKo. ShopKo also agreed to reimburse Salomon Brothers for certain out-of-pocket expenses incurred by Salomon Brothers in connection with its services under the engagement letter, and agreed to indemnify Salomon Brothers and certain related persons against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement.

  In connection with the Phar-Mor bankruptcy, and that certain Settlement Agreement dated as of July 12, 1995, between Phar-Mor and Salomon Brothers, Salomon Brothers received a payment of $1,525,000 and an unsecured claim against Phar-Mor in the amount of $7,233,096, in respect of Salomon Brothers' right, title and interest in certain loans, bankruptcy claims and a credit agreement related to certain furniture, fixtures and equipment utilized by Phar-Mor in certain stores. Phar-Mor also paid additional unsecured claims to Salomon Brothers in the amount of $4,172,487 that were not covered by this Settlement Agreement. The total of all of Salomon Brothers' unsecured claims, $11,405,583, was paid by Phar-Mor in the form of 19,474 Phar-Mor Shares and 16,228 Phar-Mor Warrants. Additionally, under the Settlement Agreement to resolve the remainder of Salomon Brothers' secured claim, Phar-Mor executed a ninety-six (96) month promissory note dated September 11, 1995, in the initial principal amount of $1,750,000, bearing interest at a rate of 7% per annum, which promissory note is secured by that certain Security Agreement of even date. Phar-Mor commenced quarterly payments of $54,687.50 under the promissory note on January 1, 1996 which payments will continue through October 1, 2003. However, the last such payment will include any remaining outstanding amount necessary to make full and final payment of the promissory note. Cabot Noble will not be obligated to pay this promissory note.

  Salomon Brothers is an internationally recognized investment banking firm that provides financial services in connection with a wide range of business transactions. As part of its business, Salomon Brothers regularly engages in the valuation of companies and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other purposes. The ShopKo Board retained Salomon Brothers based on Salomon Brothers' expertise in the valuation of companies as well as its familiarity with companies in the discount retail industry.

RECOMMENDATIONS OF PHAR-MOR BOARD; REASONS FOR THE TRANSACTION

  The Phar-Mor Board has approved the Phar-Mor Plan and the Combination Agreement and believes the Transaction, including the Phar-Mor Plan, to be in the best interests of Phar-Mor shareholders and recommends a vote FOR approval and adoption of the Phar-Mor Plan. In arriving at its determination, the Phar-Mor Board considered a number of factors, including the opinion of Phar-Mor's financial advisor, Jefferies, that as of the date of such opinion the consideration to be received by the holders of Phar-Mor Shares pursuant to the

Combination is fair to such holders from a financial point of view. The opinion only addresses the fairness of the consideration if the actual ShopKo Exchange Ratio is between 1.895 and 3.140. Jefferies did not opine upon the fairness of the consideration to the holders of Phar-Mor Shares from a financial point of view if the actual ShopKo Exchange Ratio is below 1.895 or above 3.140 and the Phar-Mor and ShopKo Boards decide not to terminate the Combination Agreement. In the event that the actual ShopKo Exchange Ratio exceeds 3.140 or is less than 1.895, the Phar-Mor Board will take such steps and conduct such deliberations as may be necessary, in the exercise of its fiduciary obligations, to determine whether or not to proceed with the Combination, and if so, on what terms. In such circumstances, the Phar-Mor Board may, among other steps, request that Jefferies render an updated opinion as to the fairness to the Phar-Mor shareholders, from a financial point of view, of the Combination, to reflect the actual ShopKo Exchange Ratio. The written opinion of Jefferies is reproduced in its entirety as Annex C hereto and holders of Phar-Mor Shares are urged to read this opinion carefully and in its entirety for a description of the procedures followed, assumptions and qualifications made, and limitation on the review undertaken by Jefferies. See "--Background of the Transaction" and "--Phar-Mor Fairness Opinion." Although the Combination is required by generally accepted accounting principles to be accounted for as an acquisition by ShopKo of Phar-Mor, the Combination, as negotiated by Phar-Mor and ShopKo and reflected in the Combination Agreement, results in a discount on the Phar-Mor Shares and a premium on the ShopKo Shares. The Phar-Mor Board determined that the Combination and the consideration being paid to Phar-Mor shareholders was fair, notwithstanding the payment of a premium to ShopKo shareholders and the fact that Phar-Mor shareholders will not receive a premium, based upon the factors set forth below as well as the comparable publicly traded company analysis, the comparable merger and acquisition transaction analysis, the premiums paid analysis, the discount cash flow analysis and other analyses described under "--Phar-Mor Fairness Opinion",

  The Phar-Mor Board believes that the Combination provides the following specific benefits to Phar-Mor shareholders:

  . It combines Phar-Mor, a regional discount merchandise chain with 103 stores in 18 states, with ShopKo to create a national discount retailer offering pharmaceutical products and services in the United States with a total of over 230 stores in 29 states across the nation, and combined projected revenues of nearly $3.4 billion in fiscal year 1997, including estimated ProVantage revenues of approximately $360 million. See "Certain Forward-Looking Information."

  . It significantly increases the projected earnings per share from Phar-
    Mor's current projections. For example, earnings per share were originally projected to increase by $0.43-$0.60 in each of fiscal years 1997 to 1999. Subsequently updated management projections reflect earnings per share increases in each of fiscal years 1997, 1998 and 1999, versus Phar-Mor on a stand-alone basis, of $1.14, $0.61 and $0.75, respectively, prior to consideration of one-time charges to be incurred by ShopKo in connection with the Combination. See "Certain Forward-Looking Information."

  . It creates cross-merchandising opportunities which are expected to increase revenues by exploiting higher margin products that are not currently sold by both companies, such as optical products and services, basic apparel and fashion jewelry, and additional health and beauty care products and general merchandise.

  . It is expected to reduce merchandising costs, corporate overhead and selling, general and administrative expenses by approximately $20 million annually. A significant portion of this reduction is expected to be achieved by consolidating Phar-Mor's administrative and operating functions at ShopKo's current headquarters in Green Bay, Wisconsin, which should significantly increase management efficiency. See "Cabot Noble Business Strategy" and "Risk Factors--Combination of Retail Operations; Realization of Synergies." These savings, together with the enhanced purchasing power of the combined companies, will enable Phar-Mor and ShopKo to compete more aggressively for market share against competitors such as Wal-Mart and Walgreen's, by passing on greater savings to customers.

  . It enables Phar-Mor to benefit immediately from ShopKo's existing state-of-the-art information management and data processing systems, without the need for Phar-Mor to incur the substantial costs, risks and delays of developing these systems for itself.

  . It eliminates the costs, risks and delays associated with downsizing certain existing Phar-Mor stores by using excess store capacity to sell high margin merchandise and services, such as optical services, that have been highly successful for ShopKo.

  . It provides the opportunity for Phar-Mor's shareholders to participate in the significant growth in PBM and related services offered by ProVantage. See "Certain Forward Looking Information--ShopKo Information Supplied to Phar-Mor."

  The Phar-Mor Board believes that these benefits will significantly increase Phar-Mor's competitive position and profitability by reducing costs, enhancing revenue and creating new and diverse opportunities for future growth. There can be no assurance that any of the foregoing benefits will be realized.

PHAR-MOR FAIRNESS OPINION

  Phar-Mor engaged Jefferies to render an opinion to the Phar-Mor Board as to the fairness, from a financial point of view, to the Phar-Mor Shareholders of the consideration to be received by such Phar-Mor Shareholders pursuant to the transaction as originally contemplated by the Combination Agreement dated September 5, 1996 prior to the amendments reflected in the First Amendment to the Combination Agreement and the Amended and Restated Stock Purchase Agreement (the "Transaction," for purposes of this section only). The opinion only addresses the fairness of the consideration if the actual ShopKo Exchange Ratio is between 1.895 and 3.140. Jefferies did not opine upon the fairness of the consideration to the holders of Phar-Mor Shares from a financial point of view if the actual ShopKo Exchange Ratio is below 1.895 or above 3.140 and the Phar-Mor and ShopKo Boards decide not to terminate the Combination Agreement. The Phar-Mor Board selected Jefferies to render such opinion because of Jefferies' reputation as an internationally recognized investment banking firm. As part of its investment banking business, Jefferies is regularly engaged in the evaluation of capital structures, the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services.

  On August 27, 1996, Jefferies delivered its oral presentation to the Phar-Mor Board and followed this presentation with a written opinion, dated September 5, 1996, to the Phar-Mor Board (the "Phar-Mor Fairness Opinion"), to the effect that, as of such date and based upon procedures and subject to the assumptions set forth in the Phar-Mor Fairness Opinion, the consideration to be received by the Phar-Mor Shareholders pursuant to the Transaction is fair to such Phar-Mor Shareholders from a financial point of view. Except as set forth below, no limitations were imposed by Phar-Mor on the scope of Jefferies' investigations or procedures to be followed by it in rendering its opinion. Jefferies was not requested to opine as to, and its opinion did not address, the underlying business decision of the Phar-Mor Board to proceed with or to effect the Transaction. Jefferies was not asked by the Phar-Mor Board to, and did not, update its opinion to reflect the changes to the Combination Agreement approved by the ShopKo Board on October 9, 1996. Because such changes to the Combination Agreement resulted in a reduction in the number of Cabot Noble Shares being repurchased in the Cabot Noble Buy Back and, thus, a reduction in the amount of cash which Cabot Noble would be required to expend to purchase such shares, the Phar-Mor Board determined that no such update to the Phar-Mor Fairness Opinion was necessary.

  THE FULL TEXT OF THE PHAR-MOR FAIRNESS OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS ANNEX C TO THIS JOINT PROXY STATEMENT/PROSPECTUS. PHAR-MOR SHAREHOLDERS ARE URGED TO READ THE PHAR-MOR FAIRNESS OPINION CAREFULLY AND IN ITS ENTIRETY FOR INFORMATION WITH RESPECT TO PROCEDURES FOLLOWED, ASSUMPTIONS MADE AND MATTERS CONSIDERED BY JEFFERIES IN ARRIVING AT THE CONCLUSIONS EXPRESSED THEREIN. THE SUMMARY OF THE PHAR-MOR FAIRNESS OPINION SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. THE PHAR-MOR FAIRNESS OPINION IS ADDRESSED ONLY TO THE PHAR-MOR BOARD,

IS DIRECTED ONLY TO THE CONSIDERATION TO BE RECEIVED BY THE PHAR-MOR SHAREHOLDERS IN THE TRANSACTION AND DOES NOT ADDRESS THE UNDERLYING BUSINESS DECISION TO PROCEED WITH THE TRANSACTION OR CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER OF PHAR-MOR OR SHOPKO (OR ANY OTHER PERSON) AS TO HOW SUCH SHAREHOLDER SHOULD VOTE AT EITHER SPECIAL MEETING.

  The Phar-Mor Fairness Opinion notes that: (i) the consummation of the Transaction is conditioned upon the approval of Phar-Mor's and ShopKo's shareholders, and Jefferies is not recommending that Phar-Mor, the Phar-Mor Board, any of its security holders or any other person should take any specific action in connection with the Transaction; (ii) Jefferies was not requested to solicit, nor did Jefferies solicit, any third party indications of interest in acquiring all or any part of Phar-Mor; (iii) such opinion does not constitute a recommendation of the Transaction over any alternative transactions which may be available to Phar-Mor, and does not address Phar-Mor's underlying business decision to effect the Transaction; (iv) Jefferies did not opine as to the market value of the consideration to be received by the Phar-Mor Shareholders or the prices at which any of the securities of Cabot Noble may trade upon and following the consummation of the Transaction;
(v) Jefferies has no obligation to advise any person of any change in any fact or matter affecting the Phar-Mor Fairness Opinion of which Jefferies becomes aware after the date of such opinion; and (vi) such opinion is for the sole use of the Phar-Mor Board, as one element in the Phar-Mor Board's consideration of the Transaction, and may not be used for any other purpose, or otherwise referred to, relied upon or circulated, without Jefferies' prior written consent. The engagement letter between Phar-Mor and Jefferies is made solely for the benefit of Phar-Mor and the terms of such agreement expressly provide that no other person shall have any rights under or by virtue of such agreement. Consequently, Jefferies has taken the position that shareholders cannot rely upon the opinion of Jefferies to support any claims against Jefferies arising under applicable state law. The availability of a defense to a claim against Jefferies, if any, will be resolved by a court of competent jurisdiction. The resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the Phar-Mor Board under applicable state law or on the rights and responsibilities of either Jefferies or the Phar-Mor Board under the federal securities laws.

  In connection with the provision of its opinion, Jefferies, among other things, (i) reviewed the draft of the Combination Agreement dated September 5, 1996 (including the exhibits thereto) and certain financial and other information that was publicly available or furnished to Jefferies by Phar-Mor and ShopKo, including certain internal financial analyses, budgets, reports and other information prepared by the respective company's management; (ii) held discussions with various members of senior management of Phar-Mor and ShopKo concerning each company's historical and current operations, financial conditions and prospects, as well as the strategic and operating benefits anticipated from the business combination; and (iii) conducted such other reviews, analyses and inquiries relating to Phar-Mor and ShopKo as it considered appropriate.

  In Jefferies' review and analysis in rendering the Phar-Mor Fairness Opinion, Jefferies relied upon, without independent investigation or verification, the accuracy, completeness and fair presentation of all financial and other information that was provided to Jefferies by Phar-Mor or ShopKo, or that was publicly available (including, without limitation, the information described above and the financial projections prepared by Phar-Mor and ShopKo regarding the estimated future performance of the respective companies before and after giving effect to the Transaction). The Phar-Mor Fairness Opinion is expressly conditioned upon all such information (whether written or oral) being complete, accurate and fair in all respects. The financial projections utilized by Jefferies in preparing its opinion were substantially the same as the projections utilized by Salomon Brothers. See Annex G. In making its analysis, Jefferies did not rely upon the financial statements of Phar-Mor prior to the Fresh Start Date, nor did it rely on any projections of Phar-Mor prepared prior to the Fresh Start Date.

  With respect to the financial projections provided by Phar-Mor and ShopKo to, and examined by, Jefferies, Jefferies noted that projecting future results of any company is inherently subject to vast uncertainty. However, the Phar-Mor Board informed Jefferies, and Jefferies assumed, that such projections were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the respective managements of the companies as to the future performance of each company. In addition, although Jefferies performed sensitivity analyses thereon in rendering its opinion, Jefferies assumed that each company will perform in accordance with such projections for all periods specified therein. Although such projections did not form the principal basis for Jefferies' opinion, but rather constituted one of many items that Jefferies employed, changes thereto could affect the Phar-Mor Fairness Opinion. In addition, Jefferies assumed that the Transaction will be a tax-free reorganization and will be accounted for under the purchase method of merger accounting. Jefferies has disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which it becomes aware after the date of the Phar-Mor Fairness Opinion.

  Jefferies was not requested to, and did not make any independent evaluation or appraisal of the assets or liabilities of, nor conducted a comprehensive physical inspection of any of the assets of, Phar-Mor or ShopKo, nor was Jefferies furnished with any such appraisals.

  Jefferies' opinion is based on economic, monetary, political, market and other conditions existing and which could be evaluated as of the date of the Phar-Mor Fairness Opinion (including, without limitation, then current market prices of the Phar-Mor Shares and the ShopKo Shares and the terms of the Combination Agreement as of such date). The Phar-Mor Fairness Opinion expressly noted that such conditions, however, are subject to rapid and unpredictable change and such changes could affect the conclusions expressed in the Phar-Mor Fairness Opinion. Without limiting the foregoing, the Jefferies' opinion does not address the fairness of the consideration to be received by the Phar-Mor shareholders in the event that the actual ShopKo Exchange Ratio is above 3.140 or below 1.895 and the Phar-Mor and ShopKo Boards, respectively, decide not to terminate the Combination

                                     60 1

Agreement. Jefferies did not make an independent investigation of any legal matters affecting Phar-Mor or ShopKo, and assumed the correctness of all legal and accounting advice given to such parties and their respective boards of directors, including (without limitation) advice as to the accounting and tax consequences of the Transaction to Phar-Mor, ShopKo and their respective shareholders.

  In rendering the Phar-Mor Fairness Opinion, Jefferies also assumed that: (i) the terms and provisions contained in the definitive Combination Agreement (including the exhibits thereto) will not differ from those contained in the draft of those documents Jefferies reviewed; (ii) the conditions to the consummation of the Transaction set forth in such agreement will be satisfied without material expense; (iii) there is not now, and there will not as a result of the consummation of the transactions contemplated by such agreement be, any default, or event of default, under any indenture, credit agreement or other material agreement or instrument to which Phar-Mor, ShopKo or any of their respective subsidiaries or affiliates is a party; and (iv) the amount of outstanding net indebtedness of ShopKo immediately after the closing of the Transaction (but prior to the Cabot Noble Buy Back) will be approximately $343.2 million. In rendering the Phar-Mor Fairness Opinion, Jefferies considered the effect of the repurchase of all of the ShopKo Shares held by supervalu and assumed that Phar-Mor either (i) obtained from the holders of the Phar-Mor Senior Notes the waiver of any right they may have to compel Phar-Mor to offer to repurchase any Phar-Mor Senior Notes as a result of any "change in control" resulting from the Transaction or (ii) if such holders exercise such right, Phar-Mor would be able to obtain additional financing to repurchase the Phar-Mor Senior Notes on acceptable terms.

  The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Jefferies did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Jefferies' analyses must be considered as a whole. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the Phar-Mor Fairness Opinion. In its analyses, Jefferies made many assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the merging companies. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein and herein. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

  The following summarizes the material financial and comparative analyses Jefferies performed in arriving at the conclusions expressed in its opinion. The following does not purport to be a complete description of the analyses performed or the matters considered by Jefferies in arriving at its opinion.

  Comparable Publicly-Traded Company Analysis. Using public information, as part of its analysis, Jefferies calculated the implied total enterprise value of ShopKo based on (i) ShopKo's latest twelve months ("LTM") historical information (the "Base Case") and (ii) "ShopKo with 100% Synergies," which assumes that as a result of the Transaction, cost redundancies between Phar-Mor and ShopKo will be eliminated and that the pro forma combined company realizes the benefits of its increased purchasing power. These synergies are generally described herein under "Cabot Noble Business Strategy--Cost Savings From the Combination" and were identified to Jefferies by officers of Phar-Mor and ShopKo. Jefferies calculated these values using the multiples of LTM revenue, EBITDA and EBIT at which eight publicly traded retailers were trading on August 23, 1996. The eight comparable companies examined were: Dayton-Hudson Corp., Fred Meyer, Inc., Mac Frugals Bargains * Close-Outs, Inc., Value City Dept. Stores, Inc., Hill Stores Company, Venture Stores, Inc., Wal-Mart Stores, Inc. and Kmart Corporation. Jefferies applied the mean multiples of these eight comparable companies to the analogous LTM June 16, 1996 statistics for ShopKo. This analysis indicated an implied total enterprise value of ShopKo of between $853.3 million and $1,256.2 million based on the Base Case and of between $853.3 million and $1,420.2 million based on ShopKo with 100% Synergies. By contrast, the consideration to be received by ShopKo in the Transaction, based on a ShopKo Exchange Ratio of 2.4 Cabot

Noble Shares for each ShopKo Share and a Phar-Mor Share price of $7.375 on August 23, 1996, equals approximately $914.7 million.

  None of the companies used in the above analysis is identical to Phar-Mor, ShopKo or Cabot Noble. Because of the inherent differences between the operations of Phar-Mor and ShopKo and the comparable companies, a purely quantitative comparable company analysis is not particularly meaningful. An appropriate use of a comparable company analysis in this instance necessarily involves qualitative judgments concerning, among other things, differences between the financial and operating characteristics of Phar-Mor and ShopKo and the selected comparable companies that could affect the public trading values of Phar-Mor and ShopKo and such companies.

  Comparable Merger and Acquisition Transaction Analysis. Jefferies reviewed the consideration paid in the following five transactions that Jefferies believed were the only reasonable comparable transactions completed on or after August 18, 1995 for which sufficient public data was available as screened by Securities Data Corporation (target/acquiror): Bruno's, Inc./Kohlberg Kravis Roberts; Super Rite Corporation/Richfood Holdings, Inc.; National Convenience Stores, Inc./Diamond Shamrock, Inc.; Younkers, Inc./Proffitt's, Inc.; and Circle K Corporation/Tosco Corp. Jefferies analyzed the consideration paid in such transactions as a multiple of the target companies' sales, EBITDA and EBIT for the LTM prior to the acquisition of the target. Such analysis yielded mean multiplies of 0.32x LTM sales, 7.1x LTM EBITDA and 11.7x LTM EBIT. Jefferies compared these multiples with the respective multiples calculated using the total enterprise value of ShopKo based on an offer price of $17.70 per share of ShopKo (the ShopKo Exchange Ratio multiplied by the Phar-Mor closing price on August 23, 1996 of $7.375 (the "Offer Price")). These multiplies were 0.45x LTM sales, 6.0x LTM EBITDA and 9.5x LTM EBIT. The multiples calculated using the total enterprise value of Phar-Mor (based on a Phar-Mor closing price on August 23, 1996 of $7.375) were 0.14x LTM sales, 4.3x LTM EBITDA and 9.7x LTM EBIT.

  Because the reasons for and circumstances surrounding each of the transactions analyzed were diverse and because of the inherent differences between the operations of Phar-Mor and ShopKo and the companies engaged in the selected transactions, Jefferies believes that a purely quantitative comparable transaction analysis is not particularly meaningful. An appropriate use of a comparable transaction analysis in this instance necessarily involves complex considerations and qualitative judgments concerning, among other things, differences between the characteristics of these transactions and the Transaction that could affect the public trading value of the companies to which ShopKo is being compared.

  Premiums Paid Analysis. Jefferies examined the premiums paid in all completed acquisition transactions announced on or after January 1, 1996 as screened by Securities Data Corporation. The premiums paid in these completed transactions based on the target's stock price 1 day, 1 week and 1 month prior to the announcement were 29.4%, 33.9% and 42.7%, respectively. In the proposed Transaction, the assumed Offer Price of $17.70 per original ShopKo Share represents, based on the ShopKo Shares closing bid prices of $15.125 per share on August 23, 1996, $14.875 per share on August 16, 1996, and $15.000 per share on July 23, 1996, an approximate premium of 17.0%, 19.0% and 18.0%, respectively. Jefferies noted that after taking into account the repurchase of Cabot Noble Shares from supervalu at $16.86 per original ShopKo Share, the implied premiums calculated above would be further lowered. Based on the terms of the Combination Agreement, Phar-Mor shareholders will not receive a premium upon the exchange of Phar-Mor Shares for Cabot Noble Shares.

  Discounted Cash Flow Analysis. Jefferies applied a discounted cash flow analysis to ShopKo's financial projections for 1997 through 2001. In conducting its discounted cash flow analysis, Jefferies first calculated the estimated future streams of cash flows that ShopKo would produce through the year 2001. In addition, Jefferies applied various growth rates to ShopKo's 2001 projected cash flow for terminal valuation purposes. Finally, Jefferies discounted such cash flow streams to present values using discount rates ranging from 9.35% to 11.85%, chosen to reflect different assumptions regarding the cost of capital using the Capital Asset Pricing Model. Based on this discounted cash flow analysis and the projections contained in "Adjusted Projections Used by Jefferies in its Fairness Opinion" in Annex G hereto, the range of equity values for ShopKo were $537.2 million to $1,085.1 million, or $16.34 to $33.01 per share. These values imply a range of total enterprise values of ShopKo of between $880.4 million to $1,428.3 million.

  Jefferies applied a discounted cash flow analysis to Phar-Mor's financial forecasts for 1997 through 2001. In conducting its discounted cash flow analysis, Jefferies first calculated the estimated future streams of cash flows that Phar-Mor would produce through the year 2001. In addition, Jefferies applied various growth rates to Phar-Mor's 2001 projected cash flow for terminal valuation purposes. Finally, Jefferies discounted such cash flow streams to present values using discount rates ranging from 17.80% to 22.30%, chosen to reflect different assumptions regarding the cost of capital based on Phar-Mor's existing borrowing costs and estimated required equity returns based on conversations with sophisticated private equity investors. Based on this discounted cash flow analysis and the projections contained in "Adjusted Projections Used by Jefferies in its Fairness Opinion" in Annex G hereto, the total enterprise value of Phar-Mor was estimated to range from $132.1 million to $200.1 million.

  Earnings Per Share Analysis. Jefferies analyzed the effects of the Transaction on the earnings per share of the combined company by comparing Phar-Mor's projected earnings per share on a stand-alone basis to (i) the projected earnings per share pro forma for the Transaction with $5 million to $20 million of synergies assumed to be realized (the "100% Combination Benefits"), and (ii) the projected earnings per share pro forma for the merger with no synergies ("No Combination Benefits") based on the projections contained in "Adjusted Projections Used by Jefferies in its Fairness Opinion" in Annex G hereto. For the purpose of calculating earnings per share, Jefferies assumed that on a pro forma basis, there were 55.685 million shares of Cabot Noble outstanding. Based on these analyses, Jefferies observed that the projected earnings per Cabot Noble Share with 100% Combination Benefits and No Combination Benefits were accretive to Phar-Mor's shareholders in each year through 1998 including pro forma 1996. The estimated amount of accretion to Phar-Mor shareholders based upon the projected earnings per Cabot Noble Share with 100% Combination Benefits ranges from $0.29 to $0.50 per share over the projected period, and with No Combination Benefits ranges from $0.13 to $0.44 per share over the projected period.

  Contribution Analysis. Jefferies analyzed the relative contribution of each of Phar-Mor and ShopKo to the pro forma combined company based on the projections contained in "Adjusted Projections used by Jefferies in its Fairness Opinion" in Annex G hereto. Based on pro forma fiscal year 1996 data, Phar-Mor would contribute approximately 34.8% of revenues, 26.9% of gross margin and 14.3% of EBITDA of the combined company before taking into account any synergies that may be achieved if the Combination were consummated. Based on data as of August 23, 1996, Phar-Mor would contribute 15.3% of the market capitalization of the combined companies. Based on the ShopKo Exchange Ratio, Phar-Mor would receive approximately 21.8% of the equity of Cabot Noble.

  BASED ON THE FOREGOING ANALYSES AND FACTORS JEFFERIES ARRIVED AT ITS OPINION; HOWEVER, THE SUMMARY SET FORTH ABOVE DOES NOT PROPOSE TO BE A COMPLETE DESCRIPTION OF THE ANALYSIS PERFORMED AND FACTORS CONSIDERED BY JEFFERIES IN ARRIVING AT ITS OPINION.

  Pursuant to an engagement letter dated August 23, 1996 between Phar-Mor and Jefferies as compensation for Jefferies' services in connection with its delivery of an opinion to Phar-Mor with respect to the Transaction, Phar-Mor has paid Jefferies a fee of $150,000 (without regard to whether Jefferies' opinion ultimately would be favorable or unfavorable), such fee to be credited against the Advisory Fee described below, if earned. In addition, in connection with Jefferies' role as exclusive financial advisor to Phar-Mor, Phar-Mor will pay to Jefferies an advisory fee of up to $4.44 million (the "Advisory Fee") upon closing of the Transaction. Phar-Mor has also agreed to indemnify Jefferies against certain liabilities, including liabilities arising under the federal securities laws, and to reimburse Jefferies promptly for all out-of-pocket expenses (including the reasonable fees and expenses of counsel), such reimbursement to be credited to the Advisory Fee described above if earned. In the ordinary course of its business, Jefferies may actively trade the securities of Phar-Mor and ShopKo for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in those securities.

  On August 2, 1996, ShopKo completed the acquisition of CareStream Scrip Card from FoxMeyer Health. See "Certain Transactions--CareStream Scrip Card Acquisition by ShopKo." CareStream Scrip Card is a prescription benefit management company which is being integrated with ShopKo's ProVantage subsidiary. Jefferies received a fee of $500,000 from FoxMeyer Health for acting as its financial advisor in conjunction with the CareStream Scrip Card acquisition by ShopKo.

TERMS OF THE SHOPKO PLAN

  Pursuant to the ShopKo Plan and subject to the terms of the Combination Agreement, each ShopKo Share outstanding as of the Effective Date (other than ShopKo Shares as to which dissenters' rights have been perfected), without any further action on the part of ShopKo's shareholders, will be exchanged for 2.4 Cabot Noble Shares (and cash in lieu of any fractional share), subject to adjustment to the extent that the value of the exchange consideration received per ShopKo Share would fall outside a range of $17.25 to $18.00. The ShopKo Exchange is intended to constitute a tax-free exchange such that, among other things, ShopKo shareholders will not recognize gain or loss upon the receipt of Cabot Noble Shares in exchange for the ShopKo Shares. See "Certain United States Federal Income Tax Consequences."

  Annex E hereto illustrates how the ShopKo Exchange Ratio will be calculated. If the Average Closing Price is less than $7.186, the ShopKo Exchange Ratio will equal the ratio which results in each ShopKo Share being exchanged for a number of Cabot Noble Shares equal to $17.25 divided by the Average Closing Price, unless Phar-Mor exercises its right to terminate the Combination Agreement as set forth below. If the Average Closing Price is greater than $7.50, the ShopKo Exchange Ratio will equal the ratio which results in each ShopKo Share being exchanged for a number of Cabot Noble Shares equal to $18.00 divided by the Average Closing Price, unless ShopKo exercises its right to terminate the Combination Agreement as set forth below. If the Average Closing Price is less than $5.493 (which would result in a ShopKo Exchange Ratio greater than 3.14), the Phar-Mor Board would have the right to terminate
the Combination Agreement, unless ShopKo otherwise agrees on or before     ,
1997 that the ShopKo Exchange Ratio shall be set at 3.140 (i.e., based on an Average Closing Price set at $5.494). If the Average Closing Price is greater than $9.501 (which would result in a ShopKo Exchange Ratio less than 1.895), the ShopKo Board would have the right to terminate the Combination Agreement,
unless Phar-Mor otherwise agrees on or before     , 1997 that the ShopKo
Exchange Ratio shall be set at 1.895 (i.e. based on an Average Closing Price set at $9.50). In any event, the actual ShopKo Exchange Ratio will be
determined by     , 1997, [a minimum of] [five] days prior to the originally scheduled date of the ShopKo Special Meeting.

  Cabot Noble, ShopKo and Phar-Mor have established the following toll-free
telephone number (1 800    -   ) to enable shareholders of ShopKo and Phar-Mor
to receive updated information regarding the ShopKo Exchange Ratio. Commencing
    , 1997 and ending on the day following conclusion of the Special Meetings, shareholders are encouraged to call such number to listen to a recorded message indicating what the ShopKo Exchange Ratio would be as of the date of such call, based on the average of the per share closing prices on the Nasdaq-NMS of Phar-Mor Shares (as reported in The Wall Street Journal) during the
thirty-day period ending as of the day prior to such call or     , 1997, as
appropriate. Because the Average Closing Price upon which the actual ShopKo Exchange Ratio will be based cannot be determined definitively until the close
of trading on     , 1997, callers to such toll-free telephone number prior to
    , 1997 should bear in mind that fluctuations in the trading price of Phar-
Mor Shares during the thirty-day period ending     , 1997, may cause the
actual ShopKo Exchange Ratio to vary from the hypothetical ShopKo Exchange
Ratio indicated on such recorded message prior to     , 1997.

  The closing price of Phar-Mor Shares in composite trading on February  ,
1997, was $[   ] per share, as reported in The Wall Street Journal. If the
Average Closing Price had been calculated on the basis of the 30-day period
ending     , it would have been $    (which would result in a ShopKo Exchange
Ratio of ). In the event the Average Closing Price is less than $5.493, Phar-Mor has not determined whether it will exercise its right to terminate the Combination Agreement, and the ShopKo Board has not made any determination whether, in the event that Phar-Mor exercises its right to terminate, it will agree to set the ShopKo Exchange Ratio at 3.140 pursuant to the Combination Agreement. Conversely, in the event the Average Closing Price exceeds $9.501, ShopKo has not determined whether it will exercise its right to terminate the Combination Agreement, and the Phar-Mor Board has not made any determination whether, in the event that ShopKo exercises its right to terminate, it will agree to set the ShopKo Exchange Ratio at 1.895 pursuant to the Combination Agreement. Shareholder approval will constitute approval of the Combination if the ShopKo Exchange Ratio is greater than 3.140 or less than 1.895 and the Combination Agreement is not terminated, subject to the fiduciary obligations of the ShopKo and Phar-Mor Boards and other applicable legal requirements.

TERMS OF THE PHAR-MOR PLAN

  Pursuant to the Phar-Mor Plan and subject to the terms of the Combination Agreement, each Phar-Mor Share outstanding as of the Effective Date, without any further action on the part of Phar-Mor's shareholders, will be exchanged for one Cabot Noble Share and each outstanding Phar-Mor Warrant will be converted into a Cabot Noble Warrant to purchase a like number of Cabot Noble Shares. The Phar-Mor Exchange is intended to constitute a tax-free exchange such that, among other things, Phar-Mor shareholders will not recognize gain or loss upon the receipt of Cabot Noble Shares in exchange for their Phar-Mor Shares. See "Certain United States Federal Income Tax Consequences."

  Annex E hereto illustrates how the ShopKo Exchange Ratio will be calculated. If the Average Closing Price is less than $7.186, the ShopKo Exchange Ratio will equal the ratio which results in each ShopKo Share being exchanged for a number of Cabot Noble Shares equal to $17.25 divided by the Average Closing Price, unless Phar-Mor exercises its right to terminate the Combination Agreement as set forth below. If the Average Closing Price is greater than $7.50, the ShopKo Exchange Ratio will equal the ratio which results in each ShopKo Share being exchanged for a number of Cabot Noble Shares equal to $18.00 divided by the Average Closing Price, unless ShopKo exercises its right to terminate the Combination Agreement as set forth below. If the Average Closing Price is less than $5.493 (which would result in a ShopKo Exchange Ratio greater than 3.140), the Phar- Mor Board would have the right to terminate the Combination Agreement, unless ShopKo otherwise agrees on or
before     , 1997 that the ShopKo Exchange Ratio shall be set at 3.140 (i.e., based on an Average Closing Price set at $5.494). If the Average Closing Price is greater than $9.501 (which would result in a ShopKo Exchange Ratio less than 1.895), the ShopKo Board would have the right to terminate the
Combination Agreement, unless Phar-Mor otherwise agrees on or before     ,
1997 that the ShopKo Exchange Ratio shall be set at 1.895 (i.e. based on an Average Closing Price set at $9.499). In any event, the actual ShopKo Exchange
Ratio will be determined by     , 1997, [a minimum of] [five] days prior to
the originally scheduled date of the ShopKo Special Meeting.

  Cabot Noble, ShopKo and Phar-Mor have established the following toll-free
telephone number (1 800    -   ) to enable shareholders of ShopKo and Phar-Mor
to receive updated information regarding the ShopKo Exchange Ratio. Commencing
    , 1997 and ending on the day following the conclusion of the Special Meetings, shareholders are encouraged to call such number to listen to a recorded message indicating what the ShopKo Exchange Ratio would be as of the date of such call, based on the average of the per share closing prices on the Nasdaq-NMS of Phar-Mor Shares (as reported in The Wall Street Journal) during
the thirty-day period ending as of the day prior to such call or     , 1997,
as appropriate. Because the Average Closing Price upon which the actual ShopKo Exchange Ratio will be based cannot be determined definitively until the close
of trading on     , 1997, callers to such toll-free telephone number prior to
    , 1997 should bear in mind that fluctuations in the trading price of Phar-
Mor Shares during the thirty-day period ending     , 1997, may cause the
actual ShopKo Exchange Ratio to vary from the hypothetical ShopKo Exchange
Ratio indicated on such recorded message prior to     , 1997.

  The closing price of Phar-Mor Shares in composite trading on February  ,
1997, was $[   ] per share, as reported in The Wall Street Journal. If the
Average Closing Price had been calculated on the basis of the 30-day period
ending     , it would have been $    (which would result in a ShopKo Exchange
Ratio of   ). In the event the Average Closing Price is less than $5.493,
Phar-Mor has not determined whether it will exercise its right to terminate the Combination Agreement, and the ShopKo Board has not made any determination whether, in the event that Phar-Mor exercises its right to terminate, it will agree to set the ShopKo Exchange Ratio at 3.140 pursuant to the Combination Agreement. Conversely, in the event the Average Closing Price exceeds $9.501, ShopKo has not determined whether it will exercise its right to terminate the Combination Agreement, and the Phar-Mor Board has not made any determination whether, in the event that ShopKo exercises its right to terminate, it will agree to set the ShopKo Exchange Ratio at 1.895 pursuant to the Combination Agreement. Shareholder approval will constitute approval of the Combination if the ShopKo Exchange Ratio is greater than 3.140 or less than 1.895 and the Combination Agreement is not terminated, subject to the fiduciary obligations of the Phar-Mor and ShopKo Boards and other applicable legal requirements.

  Upon the consummation of the Phar-Mor Plan, holders of Phar-Mor Shares or Phar-Mor Warrants will automatically become holders of Cabot Noble Shares or Cabot Noble Warrants, respectively, and their certificates which represent Phar-Mor Shares or Phar-Mor Warrants will automatically represent the Cabot Noble Shares or Cabot Noble Warrants, respectively, for which such shares or warrants were exchanged or converted pursuant to the Phar-Mor Plan. After the Phar-Mor Exchange, as presently outstanding certificates representing Phar-Mor Shares or Phar-Mor Warrants are presented for transfer, new certificates bearing the name of Cabot Noble and the appropriate number of Cabot Noble Shares will be issued.

VOTING AGREEMENT

  Pursuant to the Voting Agreement by and among supervalu, Cabot Noble and Robert M. Haft, for himself and as the holder of a voting proxy for Mary Z. Haft, in their capacity as a member of Hamilton Morgan, supervalu has agreed to vote or to cause to be voted a number of ShopKo Shares then beneficially owned by supervalu or its affiliates equal to not less than 19.9% of all the outstanding ShopKo Shares in favor of approval and adoption of the ShopKo Plan. supervalu agreed to vote 19.9% of the outstanding ShopKo Shares in favor of the ShopKo Plan since an agreement to vote 20% or more of such shares in favor of the ShopKo Plan may have caused the other parties to the Voting Agreement to be subject to the Minnesota Control Share Acquisition Act.

  In addition, pursuant to the Voting Agreement, Mr. Haft has agreed to vote all Phar-Mor Shares then owned of record by Mr. Haft in favor of approval and adoption of the Phar-Mor Plan, and to the extent permitted by the terms of the governing instruments of Hamilton Morgan, to use his reasonable efforts to cause Hamilton Morgan to vote all of the Phar-Mor Shares then beneficially owned by it in favor of approval and adoption of the Phar-Mor Plan. Mr. Haft does not currently own of record any Phar-Mor Shares and Hamilton Morgan beneficially owns 4,704,033 Phar-Mor Shares, or approximately 38.7% of the outstanding Phar-Mor Shares. Mr. Haft is the Chairman of the Board and Chief Executive Officer of Phar-Mor and Cabot Noble.

  Under the Hamilton Morgan LLC Agreement, the Phar-Mor Shares beneficially owned by Hamilton Morgan may not be voted without the unanimous consent of the members of Hamilton Morgan. As of , 1997, the Haft Members, as tenants by the entirety, owned 30.2% and FoxMeyer Health owned the remaining 69.8% of the membership interests in Hamilton Morgan. FoxMeyer Health has indicated that it has not reached a conclusion as to its position on the Transaction. Messrs. Butler and Estrin, directors of Phar-Mor, are co-chairmen of the Board, co-chief executive officers and major shareholders of FoxMeyer Health.

  FoxMeyer Health initiated the buy-sell provisions of the Hamilton Morgan LLC Agreement on December 18, 1996, pursuant to which either FoxMeyer Health or the Haft Members may acquire all of the membership interests in Hamilton Morgan. On December 23, 1996, the Haft Members exercised their rights under the Hamilton Morgan LLC Agreement to seek binding arbitration regarding certain areas of disagreement between FoxMeyer Health and the Haft Members, including voting rights with respect to the Phar-Mor Shares beneficially held by Hamilton Morgan and certain matters relating to FoxMeyer Health's exercise of its buy-sell rights. The Haft Members assert that, pursuant to the provisions of the Hamilton Morgan LLC Agreement, Robert M. Haft, as President of Hamilton Morgan, has sole voting power over the Phar-Mor Shares beneficially held by Hamilton Morgan because an event of default occurred under the bank facility entered into by FoxMeyer Health in connection with Hamilton Morgan's purchase of certain of such Phar-Mor Shares. FoxMeyer Health asserts that it has sole voting power over the Phar-Mor Shares beneficially held by Hamilton Morgan because FoxMeyer Health asserts that Robert Haft has a conflict of interest in connection with the Transaction. See "Risk Factors-- Hamilton Morgan Issues" and "Description of Phar-Mor--Security Ownership of Certain Beneficial Owners and Management."

EXCHANGE OF CERTIFICATES

       will act as exchange agent (the "Exchange Agent") in connection with the ShopKo Exchange. Promptly after the Effective Date, the Exchange Agent will send transmittal forms and instructions to ShopKo shareholders to be used in forwarding certificates evidencing their ShopKo Shares for surrender and exchange for (i) certificates representing the number of full shares of Cabot Noble Shares for which their ShopKo Shares were exchanged in the ShopKo Exchange and (ii) a cash payment for any fractional Cabot Noble Shares to which such holders otherwise would be entitled. ShopKo shareholders are requested not to surrender their certificates for exchange until such transmittal forms and instructions are received. Such instructions will include procedures concerning lost certificates. Holders of Phar-Mor Shares and Phar-Mor Warrants will not be required to exchange their Phar-Mor Share certificates or Phar-Mor Warrant certificates, as the case may be, in connection with the Combination. See "--Terms of the Phar-Mor Plan."

  Each holder of ShopKo Shares will be entitled, upon surrender to the Exchange Agent of certificates representing such shares, to receive in exchange therefor a certificate or certificates representing the number of whole Cabot Noble Shares to which such holder is entitled based on the ShopKo Exchange Ratio, together with any cash payable in lieu of a fractional Cabot Noble Share. Until so surrendered, the certificates representing ShopKo Shares will be deemed to represent the number of whole Cabot Noble Shares into which the ShopKo Shares were exchanged and the right to receive cash in lieu of fractional Cabot Noble Shares. ShopKo shareholders who are entitled to receive Cabot Noble Shares in exchange for their ShopKo Shares and/or cash in lieu of stock for fractional shares will not be entitled to receive payment of any dividends or other distributions on the Cabot Noble Shares for which their ShopKo Shares have been exchanged until the certificates representing their ShopKo Shares have been surrendered to the Exchange Agent. Upon surrender of any certificates which prior to the Combination represented ShopKo Shares, the holder thereof shall be entitled to receive any dividends or other distributions (without interest) which previously have become payable and which have not been paid with respect to the number of Cabot Noble Shares represented by the certificate issued upon the surrender of certificate representing ShopKo Shares.

FRACTIONAL SHARE INTERESTS

  No certificate or scrip representing fractional Cabot Noble Shares will be issued pursuant to the Combination. No fractional share interests will entitle the owner thereof to vote or to any other rights of a stockholder of Cabot Noble. Each holder of ShopKo Shares who otherwise would be entitled to receive a fractional Cabot Noble Share in the Combination will receive, upon surrender for exchange, a cash payment in lieu of the issuance of any fractional Cabot Noble Share. As soon after the Effective Date as practicable, the Exchange Agent shall aggregate all fractional interests (the "Excess Shares") and sell such Excess Shares at then prevailing prices on the principal securities market on which the Cabot Noble Shares are then trading. The Exchange Agent shall determine the portion of the gross proceeds from the sale of such Excess Shares to which each holder of ShopKo Shares shall be entitled, if any, by multiplying the amount of the aggregate gross proceeds from the sale by a fraction, the numerator of which is the amount of the fractional Cabot Noble Share interest to which such holder of ShopKo Shares is entitled and the denominator of which is the aggregate amount of fractional Cabot Noble Share interests to which all holders of ShopKo Shares are entitled. Cabot Noble shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation, of the Exchange Agent incurred in connection with such sale of the Excess Shares. If more than one certificate representing ShopKo Shares shall be surrendered at one time for the account of the same stockholder of record, the number of full Cabot Noble Shares for which certificates shall be delivered shall be computed on the basis of the aggregate number of Cabot Noble Shares represented by the certificates so surrendered.

TREATMENT OF OPTIONS, WARRANTS AND OTHER RIGHTS

  The Combination Agreement provides that each option to purchase Phar-Mor Shares or ShopKo Shares, and each warrant to purchase Phar-Mor Shares, in each case outstanding on the Effective Date, shall become (by conversion, exchange, assumption, substitution, and/or otherwise as determined by mutual agreement of ShopKo and Phar-Mor) an option (a "Cabot Noble Option") or Cabot Noble Warrant, as the case may be, to purchase (i) in the case of options or warrants to purchase Phar-Mor Shares, the same number of Cabot Noble Shares and (ii) in the case of options to purchase ShopKo Shares, that number of Cabot Noble Shares determined by multiplying the number of ShopKo Shares issuable upon the exercise of such option by the ShopKo Exchange Ratio. Each such Cabot Noble Option and Cabot Noble Warrant shall be exercisable at the same aggregate exercise price after the Combination as the corresponding option or warrant was before the Combination and shall have the same exercise period and other terms and conditions as the corresponding option or warrant. Notwithstanding the foregoing, no Cabot Noble Option to purchase fractional Cabot Noble Shares shall be issued in connection with the Combination.

  Phar-Mor currently has outstanding warrants to purchase a total of 1,250,000 Phar-Mor Shares at an exercise price of $13.50 per share, which warrants will be converted pursuant to the Phar-Mor Plan into Cabot Noble Warrants to purchase the same number of Cabot Noble Shares at the same exercise price per share. Society National Bank, which serves as warrant agent for the Phar-Mor warrants, will serve as the warrant agent for the Cabot Noble Warrants. Phar-Mor currently has outstanding options to purchase a total of 1,358,617 Phar-Mor Shares at exercise prices ranging from $7.06 to $8.00 per share. ShopKo currently has outstanding options to purchase a total of 2,650,418 ShopKo Shares at exercise prices ranging from $10.00 to $16.25 per share. The number of Cabot Noble Shares issuable upon exercise of the converted options or warrants will equal the number of shares presently issuable upon exercise of such outstanding options or warrants multiplied by one, in the case of converted outstanding Phar-Mor options and warrants, or the ShopKo Exchange Ratio, in the case of converted outstanding ShopKo options. See "Description of Cabot Noble--Stock Incentive Plan" and "Description of Capital Stock of Cabot Noble--Warrants."

  The Combination Agreement also provides that Cabot Noble shall assume all of the rights and obligations of Phar-Mor and ShopKo pursuant to their respective employee benefit plans and the options and restricted stock outstanding thereunder. Approval of the Combination by the shareholders of ShopKo and Phar-Mor will constitute shareholder approval of the assumption by Cabot Noble of the rights and obligations of ShopKo and Phar-Mor under their respective employee benefit plans. Such approval will also constitute shareholder approval of related amendments to such plans to provide for, among other things, the conversion at the Effective Date of each outstanding stock option or warrant into a Cabot Noble Option or Cabot Noble Warrant, respectively.

CABOT NOBLE BUY BACK

  Immediately following the consummation of the Combination, without any further action by the shareholders of Cabot Noble, Phar-Mor or ShopKo, Cabot Noble will purchase from supervalu the Buy Back Shares for an aggregate price of $223,594,526, payable in cash. The Cabot Noble Buy Back results in an effective price of $16.86 for each ShopKo Share exchanged by supervalu for Cabot Noble Shares and included in the Buy Back Shares. ShopKo and Phar-Mor expect to have sufficient cash available on the Effective Date to finance the Cabot Noble Buy Back.

  Under the terms of the Stock Purchase Agreement, the obligation of supervalu to consummate the Cabot Noble Buy Back is subject to certain conditions, including that the representations and warranties of Cabot Noble contained in the Stock Purchase Agreement were true and correct when made and will be true and correct as of the closing of the Cabot Noble Buy Back on the Effective Date, that Cabot Noble has performed and complied with all of its agreements, covenants and obligations under the Stock Purchase Agreement and that the Combination has been consummated pursuant to the Combination Agreement. The obligation of Cabot Noble to consummate the Cabot Noble Buy Back is also subject to certain conditions, including that the representations and warranties of supervalu were true and correct when made and will be true and correct as of the closing of the Cabot Noble Buy Back on the Effective Date, that supervalu has complied with all its agreements, covenants and conditions under the Stock Purchase Agreement, that the Combination has been consummated pursuant to the Combination Agreement and that Cabot Noble has received a financing commitment or other reasonable assurances from one or more underwriters, placement agents or other financing sources (on terms and conditions reasonably acceptable to each of Cabot Noble, Phar-Mor and ShopKo), that Cabot Noble may obtain financing of at least $75 million, and that all documents and deliveries necessary to consummate such financing shall be completed at or before the closing and held in escrow pending the Effective Date (which financing condition would be satisfied by the consummation of the Cabot Noble Financing). The Stock Purchase

Agreement also provides for supervalu to indemnify Cabot Noble for claims, losses, damages, costs, expenses and liabilities suffered by Cabot Noble on account of any misrepresentation, breach of warranty, or nonfulfillment of any agreement on the part of supervalu, and for Cabot Noble similarly to indemnify supervalu in connection with any misrepresentation, breach of warranty or nonfulfillment of any agreement on the part of Cabot Noble.

  In connection with the Cabot Noble Buy Back, supervalu will be granted certain shelf and incidental registration rights with respect to its future public distribution of the Cabot Noble Shares which are not being repurchased by Cabot Noble. See "--Selling Stockholders--Registration Rights."

  The Cabot Noble Buy Back was negotiated directly between supervalu and Phar-Mor over a period of several months. The negotiations concerned price, the form of consideration, the timing of receipt of consideration, and other related matters. The ShopKo, Phar-Mor and Cabot Noble Boards considered the Cabot Noble Buy Back in determining whether to approve the Combination. In approving the Combination (which contemplates the Cabot Noble Buy Back), the ShopKo Board was required under the Minnesota Law to act in good faith, in a manner the directors reasonably believed to be in the best interests of ShopKo, and with the care an ordinarily prudent person in a like position would exercise under similar circumstances; the Phar-Mor Board was required under the Pennsylvania Law to act in a manner the directors reasonably believed to be in the best interests of Phar-Mor, and with such care as a person of ordinary prudence would use under similar circumstances; and the Cabot Noble Board was required under the Delaware Law to act in the best interest of Cabot Noble with undivided and unselfish loyalty, and to use that amount of care that ordinarily careful and prudent people would use in similar circumstances in the handling of their own affairs. As described above, the ShopKo Board established a special committee of independent directors to review the Combination in light of all significant factors, including the Cabot Noble Buy Back, and obtained an opinion from Salomon Brothers as to the fairness of the Combination, including the Cabot Noble Buy Back, to the ShopKo Public Shareholders from a financial point of view. See "The Transaction-- Background of the Transaction." Phar-Mor obtained an opinion from Jefferies as to the fairness of the Combination, including the Cabot Noble Buy Back, to Phar-Mor shareholders from a financial point of view. See "The Transaction-- Phar-Mor Fairness Opinion."

FINANCING

  Cabot Noble, ShopKo and Phar-Mor have entered into negotiations with an agent bank to provide up to $250 million of financing in the form of a syndicated revolving credit facility (the "Cabot Noble Financing"). The Cabot Noble Financing would be used for working capital and general corporate purposes. It is expected that the Cabot Noble Financing would have a term of approximately five years, would be guaranteed by Cabot Noble and would be secured by the ShopKo Shares and the Phar-Mor Shares held by Cable Noble, substantially all of the inventory and receivables of Phar-Mor and substantially all assets of ShopKo other than certain inventory and certain real estate. In addition, certain specified real estate of ShopKo and the capital stock of subsidiaries of ShopKo would secure a principal amount of borrowings under the Cabot Noble Financing not in excess of the greater of (x) 15% of ShopKo's consolidated tangible assets and (y) $160 million.

  The Cabot Noble Financing would be reduced by $10 million on December 15 of each year the facility is in place. Borrowings under the Cabot Noble Financing will bear interest at a rate that varies depending upon the type of borrowing under such facility and other factors. Generally, "base rate loans" will bear interest at a rate equal to 1.25% plus the higher of (x) 1/2 of 1% in excess of the Federal Reserve reported certificate of deposit rate and (y) the agent bank's announced prime lending rate as in affect from time to time. The Cabot Noble Financing will restrict the ability of Cabot Noble, ShopKo, and Phar-Mor to pay dividends, although the actual terms of such restrictions have not been determined as of the date hereof. The terms of the Cabot Noble Financing described herein are subject to change, and there can be no assurance that such financing will in fact be available or that the actual terms of the Cabot Noble Financing will be substantially similar to those described herein.

  Currently, Phar-Mor has outstanding the Phar-Mor Senior Notes in the aggregate principal amount of approximately $91.5 million. Although Phar-Mor believes that the Transaction does not entitle holders of the Phar-Mor Senior Notes to cause Phar-Mor to offer to purchase such notes, concurrently with the solicitation of proxies hereby, Phar-Mor is soliciting waivers from such holders of any right they may have to compel Phar-Mor to offer to repurchase any Phar-Mor Senior Notes as a result of any "change in control" resulting from the Transaction. While the receipt of such waivers is not a condition precedent to the Transaction, the receipt of such waivers may be required in order to obtain the Cabot Noble Financing. Phar-Mor intends to complete the solicitation of waivers from holders of Phar-Mor Senior Notes prior to or contemporaneously with the Special Meetings. If (i) such waivers are not received, (ii) it is determined that such holders have such a right, and (iii) such holders exercise such right, Phar-Mor would be required to repurchase the Phar-Mor Senior Notes at 101% of their principal amount plus accrued interest to the date of repurchase. Phar-Mor and/or Cabot Noble may need to obtain additional financing to enable Phar-Mor to repurchase the Phar-Mor Senior Notes but have no current arrangements concerning such financing. Although there can be no assurance that either Phar-Mor or Cabot Noble would be able to arrange to obtain such financing on terms which are as favorable to Phar-Mor as the terms of the Phar-Mor Senior Notes, management of Cabot Noble and Phar-Mor believe that financing could be arranged by Phar-Mor and/or Cabot Noble to effect any such repurchase of Phar-Mor Senior Notes, on terms favorable to Cabot Noble and Phar-Mor, including through the incurrence of other debt by Phar-Mor or Cabot Noble.

REPRESENTATIONS AND WARRANTIES

  The Combination Agreement contains various representations and warranties of the parties thereto. These include representations and warranties by each of Phar-Mor and ShopKo as to (i) organization and good standing, (ii) capitalization, (iii) approval and adoption of the Phar-Mor Plan and the ShopKo Plan, respectively, and authorization of the Combination Agreement and the absence of the need (except as specified) for governmental or third party consents to the consummation of the Phar-Mor Plan and the ShopKo Plan, respectively, and compliance with the provisions of the Combination Agreement,
(iv) compliance with applicable law, (v) accuracy of financial statements and filings with the Commission, (vi) absence of material undisclosed liabilities and the absence of material adverse changes in the condition (financial or otherwise), operations or business of Phar-Mor or ShopKo and their subsidiaries, taken as a whole, (vii) absence of pending or threatened material litigation, (viii) no brokers or finders other than Jefferies and Salomon Brothers and (ix) receipt of opinions of financial advisors and counsel.

OPERATIONS OF PHAR-MOR, SHOPKO AND CABOT NOBLE PRIOR TO THE TRANSACTION

  Phar-Mor and ShopKo have agreed to conduct their operations, except as otherwise provided in the Combination Agreement, according to their ordinary course of business and in accordance with applicable laws and contracts pending consummation of the Transaction. In addition, Phar-Mor and ShopKo have agreed that, among other things, prior to the consummation of the Transaction, unless the other agrees in writing or as otherwise required or permitted by the Combination Agreement, they each shall not: (i) except in the ordinary course of business and consistent with past practice, sell, pledge, dispose of or encumber any assets (including, without limitation, any indebtedness owned or any claims held); (ii) whether or not in the ordinary course of business or consistent with past practice, sell or dispose of any material assets; (iii) amend its articles of incorporation or by-laws; (iv) split, combine or reclassify any shares of its capital stock or other equity interests or declare, set aside or pay any dividend or distribution, payable in cash, stock, property or otherwise with respect to any of its capital stock or other equity interests; (v) redeem, purchase or otherwise acquire any of its capital stock or other equity interests; (vi) adopt a plan of complete or partial liquidation or resolutions providing for the complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization; (vii) prepare or file any tax return or tax report inconsistent with past practice or, on any such return or report, take any position, make any election or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar returns or reports in prior periods; (viii) issue, sell, pledge or dispose of or authorize, propose or agree to the issuance, sale, pledge or disposition of any shares of, or any options, warrants or rights of any kind to acquire any shares of, or any securities convertible into or exchangeable or exercisable for any shares of, its capital stock or other equity interests of any class or any other securities in respect of, in lieu of, or in substitution for, shares of its common stock or other equity interests outstanding on the date of the Combination Agreement; (ix) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or entity or division thereof, or make any investment in any entity, either by purchase of stock or other securities, contributions to capital, property transfer or purchase of any property or assets, other than cash management transactions in the ordinary course of business and consistent with past practice; (x) except in the ordinary course of business and consistent with past practice, incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other person, or make any loans or advances; (xi) authorize, recommend or propose any change in its capitalization (other than the incurrence of indebtedness otherwise permitted pursuant to the Combination Agreement); (xii) modify or change in any material respect any existing material license, lease, contract or other document, other than in the ordinary course of business and consistent with past practice and other than changes to employment agreements in connection with the Transaction; or (xiii) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing.

SHOPKO DIVIDENDS

  ShopKo has agreed not to declare or pay any dividends on the ShopKo Shares following the regular quarterly cash dividend of $.11 per ShopKo Share paid on September 15, 1996.

NO SOLICITATION; CERTAIN NEGOTIATIONS

  Each of Phar-Mor and ShopKo has agreed that it will not, directly or indirectly, solicit, initiate or encourage or take any action to facilitate the making of any proposal or offer from any person relating to any acquisition, purchase or sale of all or a material amount of its assets or securities, or any tender or exchange offer, proposal for a merger, consolidation or other business combination involving a substantial equity interest in or a substantial portion of its assets, except pursuant to the Combination Agreement, or to engage in any negotiations regarding, or to furnish to any other person any confidential information with respect to, any effort or attempt by any other person to do or seek any of the foregoing. Until the Phar-Mor Plan and the ShopKo Plan have been approved and adopted by the Phar-Mor and ShopKo shareholders, respectively, the Phar-Mor Board or the ShopKo Board to the extent required by its fiduciary obligations under applicable law (as determined in good faith by such Board based on the advice of outside counsel), may participate in discussions or negotiations with, furnish information to, and afford access to its properties, books and records to any person in connection with any such proposal or offer, but such action may, in certain circumstances, provide the other party with a right to receive a "break up" fee. See "--Termination; Break-up Fee." Each of Phar-Mor and ShopKo is required to notify promptly the other of any such proposal, offer or inquiry from any person with respect to the foregoing, including a description of the terms and conditions of any such proposal, offer or inquiry which is made, and to give the other party five days advance written notice of any agreement to be entered into with, or any information furnished to, any such person.

DIRECTOR AND OFFICER INDEMNIFICATION AND LIABILITY INSURANCE

  Pursuant to the terms of the Combination Agreement, Phar-Mor and ShopKo have each agreed to maintain in effect, for a period of six years after the expiration of the respective policies currently in force, their respective directors' and officers' liability insurance policies, and to maintain in effect the provisions of their respective articles of incorporation relating to the indemnification of their respective directors and officers. Additionally, pursuant to the Combination Agreement, Cabot Noble has agreed to guarantee the foregoing obligations of Phar-Mor and ShopKo.

CONDITIONS PRECEDENT TO THE TRANSACTION

  The respective obligations of Phar-Mor and ShopKo to consummate the Transaction are subject to the satisfaction of certain conditions at or prior to the Effective Date, including: (i) the Phar-Mor Plan shall have been approved by the requisite vote of the holders of the Phar-Mor Shares;
(ii) the ShopKo Plan shall have been approved by the requisite vote of the holders of the ShopKo Shares; (iii) the Registration Statement, of which this Joint Proxy Statement/Prospectus is a part, shall have become effective; (iv) Cabot Noble's Shares shall have been listed, or approved for listing upon notification of issuance, on the NYSE or on the Nasdaq-NMS (v) the absence of any judgment, decree, injunction, ruling or order of any court, governmental department, authority, commission, agency or instrumentality outstanding against Cabot Noble, Phar-Mor or ShopKo which prohibits, restricts or delays the consummation of the Combination or the Cabot Noble Buy Back or the satisfaction of any conditions to such consummation or materially limits the rights of Cabot Noble to control ShopKo or Phar-Mor; (vi) each of ShopKo and Phar-Mor shall have received written confirmation of the continuation of their respective existing financing facilities as of the date of closing for the Combination (the "Closing"), or, in the alternative, a working capital facility commitment in form and substance reasonably acceptable to Phar-Mor and ShopKo; (vii) the holders of fewer than 5% of the outstanding ShopKo Shares shall have exercised appraisal rights under the Minnesota Law; (viii) Cabot Noble shall have received a commitment or reasonable assurances that it will obtain a minimum of $75 million in third-party financing; (ix) at the Effective Date, there shall exist no condition or circumstance that would reasonably be expected to prevent or delay the consummation of the Cabot Noble Buy Back; and (x) each of Cabot Noble, Phar-Mor, ShopKo and supervalu shall have received a solvency opinion from a nationally recognized valuation firm.

  The obligation of Phar-Mor to consummate the Transaction is subject to the satisfaction of certain additional conditions at or prior to the Effective Date, including (i) each of the representations and warranties of ShopKo contained in the Combination Agreement shall be true and correct in all material respects as of the date of the Combination Agreement and the Effective Date with the same effect as though made at the Effective Date, ShopKo shall have performed all obligations and complied with all covenants required by the Combination Agreement, and ShopKo shall have delivered to Phar-Mor a certificate to that effect; (ii) there shall not have occurred any change in the financial condition, business or prospects of ShopKo and its subsidiaries, taken as a whole, that is materially adverse to ShopKo and its subsidiaries taken as a whole; (iii) all permits, authorizations and regulatory approvals of governmental authorities necessary for the consummation of the Transaction and any required consent to the Transaction under any agreement or contract shall have been received; (iv) an opinion of Phar-Mor's counsel that the Combination will constitute a tax-free exchange shall have been received; (v) a comfort letter from ShopKo's independent certified public accountants with regard to certain financial matters shall have been received; (vi) the ShopKo Exchange shall be consummated simultaneously with the Phar-Mor Exchange; (vii) each member of the ShopKo Board shall have submitted a written resignation effective as of the Effective Date; and (viii) the ShopKo Board shall have terminated the Rights Agreement dated July 3, 1996, between ShopKo and Norwest Bank Minnesota, National Association (the "Rights Agreement"). The ShopKo Board has adopted a resolution terminating the Rights Agreement immediately prior to the Effective Date.

  The obligation of ShopKo to consummate the Transaction is subject to the satisfaction of certain additional conditions at or prior to the Effective Date, including (i) each of the representations and warranties of Phar-Mor contained in the Combination Agreement shall be true and correct in all material respects as of the date of the Combination Agreement and the Effective Date with the same effect as though made at the Effective Date, Phar-Mor and Cabot Noble shall have performed all obligations and complied with all covenants required by the Combination Agreement, and Phar-Mor shall have delivered to ShopKo a certificate to that effect; (ii) there shall not have occurred any change in the financial condition, business or prospects of Phar-Mor and its subsidiaries, taken as a whole, that is materially adverse to Phar-Mor and its subsidiaries taken as a whole; (iii) all permits, authorizations and regulatory approvals of governmental authorities necessary for the consummation of the Transaction and any required consent to the Transaction under any agreement or contract shall have been received; (iv) an opinion of ShopKo's counsel that the Combination will constitute a tax-free exchange shall have been received; (v) a comfort letter from Phar-Mor's independent certified public accountants with regard to certain financial matters shall have been received; and (vi) the Phar-Mor Exchange shall be consummated simultaneously with the ShopKo Exchange.

TERMINATION; BREAK-UP FEE

  The Combination Agreement may be terminated at any time prior to the Effective Date: (i) by mutual consent of the Phar-Mor Board and the ShopKo Board; (ii) by the Phar-Mor Board or the ShopKo Board (A) if the Effective Date shall not have occurred on or before March 31, 1997, (B) if any state or federal law, order, rule or regulation is adopted or issued, which has the effect, as supported by the written opinion of outside counsel for such party, of prohibiting the Combination or the Cabot Noble Buy Back; or (C) if any court of competent jurisdiction in the United States or any State shall have issued an order, judgment or decree permanently restraining, enjoining or otherwise prohibiting the Transaction, and such order, judgment or decree shall have become final and nonappealable; or (iii) by the Phar-Mor Board or the ShopKo Board if at the Phar-Mor Special Meeting or the ShopKo Special Meeting (including any adjournment thereof), the Phar-Mor Plan or the ShopKo Plan, respectively, shall fail to be approved and adopted by the shareholders of Phar-Mor and ShopKo, respectively.

  The Phar-Mor Board may also terminate the Combination Agreement (i) prior to the date originally set forth in this Joint Proxy Statement/Prospectus for the ShopKo Special Meeting if the ShopKo Exchange Ratio, as adjusted, exceeds
3.140 (i.e., if the Average Closing Price is less than $5.493), unless ShopKo agrees, by written notice delivered to Phar-Mor within three days after the end of the Pricing Period, that the ShopKo Exchange Ratio shall be 3.140; (ii) in the event there has been a material breach of any representation, warranty, covenant or agreement contained in the Combination Agreement on the part of ShopKo which has not been cured within ten business days after notice (provided that Phar-Mor is not also in material breach of the terms of the Combination Agreement); (iii) if Phar-Mor receives a third party tender offer or other written offer or proposal with respect to a merger or sale of a material portion of its assets or other business combination (each, a "Business Combination") and if (A) the Phar-Mor Board determines in good faith that its fiduciary obligations under applicable law require that such Business Combination proposal be accepted and has received written advice from independent counsel that notwithstanding a binding commitment to consummate an agreement of the nature of the Combination Agreement entered into in the proper exercise of its applicable fiduciary duties, such fiduciary duties would also require the directors to reconsider such commitment as a result of such Business Combination proposal, (B) prior to any such termination, Phar-Mor has negotiated in good faith with ShopKo to make such adjustments in the terms and conditions of the Combination Agreement as would enable Phar-Mor to proceed with the Transaction, and (C) Phar-Mor has given ShopKo at least five business days written notice of such termination; and (iv) if the ShopKo Board
(A) shall withdraw or modify in any manner adverse to Phar-Mor its approval of the Combination Agreement and Transaction or its recommendation to its shareholders regarding their approval of the ShopKo Plan, (B) shall fail to reaffirm such approval or recommendation upon the reasonable request of Phar-Mor, (C) shall approve or recommend any Business Combination proposal for ShopKo, or (D) shall resolve to take any of the actions specified in clauses
(A), (B) or (C) (collectively "ShopKo Board Actions").

  The ShopKo Board may also terminate the Combination Agreement (i) prior to the date originally set forth in this Joint Proxy Statement/Prospectus for the ShopKo Special Meeting if the ShopKo Exchange Ratio, as adjusted, is less than
1.895 (i.e., if the Average Closing Price exceeds $9.501), unless Phar-Mor agrees, by written notice delivered to ShopKo within three days after the end of the Pricing Period, that the ShopKo Exchange Ratio shall be 1.895; (ii) in the event there has been a material breach of any representation, warranty, covenant or agreement contained in the Combination Agreement on the part of Phar-Mor which has not been cured within ten business days after notice (provided that ShopKo is not also in material breach of the terms of the Combination Agreement); (iii) if ShopKo receives an offer or proposal for a Business Combination and if (A) the ShopKo Board determines in good faith that its fiduciary obligations under applicable law require that such Business Combination be accepted and has received written advice from independent counsel that notwithstanding a binding commitment to consummate an agreement of the nature of the Combination Agreement entered into in the proper exercise of its applicable fiduciary duties, such fiduciary duties would also require the directors to reconsider such commitment as a result of such Business Combination proposal, (B) prior to any such termination, ShopKo has negotiated in good faith with Phar-Mor to make such adjustments in the terms and conditions of the Combination Agreement as would enable ShopKo to proceed with the Transaction, and (C) ShopKo has given Phar-Mor at least five business days written notice of such termination; and (iv) if the Phar-Mor Board (A) shall withdraw or modify in any manner adverse to ShopKo its approval of the Combination Agreement and Transaction or its recommendation to its shareholders regarding their approval of the Phar-Mor Plan, (B) shall fail to reaffirm such approval or recommendation upon the reasonable request of ShopKo, (C) shall approve or recommend any Business Combination for Phar-Mor, or (D) shall resolve to take any of the actions specified in clauses (A), (B) or (C) (collectively "Phar-Mor Board Actions" and, together with ShopKo Board Actions, "Board Actions").

  In the event of the termination of the Combination Agreement, the Combination Agreement shall become void and (except as discussed below) have no effect, without any liability on the part of any party or its directors, officers or shareholders, except with respect to confidentiality obligations, an agreement not to solicit the other party's employees and payment of respective expenses.

  In the event of a termination of the Combination Agreement which does not result from a material breach thereof by either ShopKo or Phar-Mor, each party will bear its respective expenses and legal fees except for expenses, fees and other costs incurred in connection with that portion of the Cabot Noble Financing required to finance the Cabot Noble Buy Back, which costs shall be borne 75% by ShopKo and 25% by Phar-Mor.

  If, however, termination occurs as a result of a party's material breach of any representation, warranty, covenant or agreement contained in the Combination Agreement, the breaching party shall pay the non-breaching party an amount equal to all fees, expenses, financing commitments and other costs incurred by the non-breaching party in connection with the Transaction, but not more than $500,000, which remedy would be in addition to, and not in lieu of, all other remedies which the non-breaching party may have. In addition to the foregoing, prior to such termination, the breaching party experiences a "Triggering Event" (as defined below), then the breaching party is also required to pay the non-breaching party, upon demand and following such termination, the sum of (i) $3.0 million in cash if required to be paid by Phar-Mor or (ii) $15.0 million in cash if required to be paid by ShopKo.

  A "Triggering Event" means: (i) the acceptance in writing by the breaching party of any Business Combination proposal; (ii) the recommendation by the board of directors of the breaching party not to oppose any tender offer for capital stock of such breaching party by a third party; (iii) a withdrawal or material modification by the board of directors of the breaching party of its authorization, approval or recommendation to the shareholders of such party with respect to the Combination or the failure by such board to approve or take steps necessary to consummate the Combination; or (iv) the acquisition by any person, entity or group (as the term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), other than supervalu with respect to ShopKo or Hamilton Morgan with respect to Phar-Mor, of beneficial ownership with respect to more than twenty percent (20%) of the common stock of such party.

  If a termination of the Combination Agreement occurs by reason of the acceptance of a Business Combination proposal or by reason of a party's Board Action, however, the party that accepted such Business Combination proposal or to which the Board Action relates shall pay to the other party the sum of (i) $3.0 million in cash if required to be paid by Phar-Mor or (ii) $15.0 million in cash if required to be paid by ShopKo, plus in each case cash in an amount equal to all documented expenses and fees incurred by the other, but not more than $500,000, as liquidated damages. If one party fails to pay promptly to the other any expense and/or fee due thereunder, the defaulting party shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee at the publicly announced prime rate of Citibank, N.A. from the date such fee was required to be paid.

MODIFICATION OR WAIVER

  The Combination Agreement may be amended, modified or superseded at any time by a written instrument approved by the Phar-Mor Board and the ShopKo Board and any of the terms, covenants, representations, warranties or conditions of the Combination Agreement may be waived by the party intended to be benefited thereby, provided that after adoption of the Phar-Mor Plan and the ShopKo Plan by the shareholders of Phar-Mor or ShopKo, respectively, no amendment may be made without the further approval of such approving shareholders except to the extent permitted by the Minnesota Law or the Pennsylvania Law, as applicable.

ACCOUNTING TREATMENT

  The transactions in which Cabot Noble acquires ShopKo and Phar-Mor through an exchange of shares will be accounted for as a purchase of Phar-Mor by ShopKo. Under purchase accounting, Cabot Noble will allocate among the Phar-Mor assets the total cost of acquiring the Phar-Mor shares based upon the fair value of the assets and liabilities acquired in the Transaction. The excess of ShopKo's cost over the fair value of the identifiable tangible assets acquired, if any, would be recorded as intangible assets and amortized on a straight-line basis over a period not to exceed 20 years. The assets and liabilities of ShopKo will be reflected in Cabot Noble's financial statements at their historical cost basis. Earnings of the combined companies subsequent to the date of the Combination will be reduced by the amortization of intangible assets. The cost to ShopKo of acquiring the Phar-Mor Shares is expected to exceed the fair market value of the net assets of Phar-Mor. See "Cabot Noble Unaudited Pro Forma Consolidated Financial Statements."

          CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

  The following discussion addresses the material United States Federal income tax consequences of the Combination as they relate to holders of Phar-Mor Shares and ShopKo Shares. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable treasury regulations thereunder, judicial decisions, and current administrative rulings, subsequent changes to any of which may affect the tax consequences described herein.

  The following discussion does not address all aspects of United States Federal income taxation that may be important to particular taxpayers in light of their personal investment circumstances or to taxpayers subject to special treatment under the United States Federal income tax laws (including dealers in securities, mutual funds, life insurance companies, foreign persons, tax-exempt entities, and holders who acquired their Phar-Mor Shares or ShopKo Shares pursuant to the exercise of employee stock options or otherwise as compensation) and does not address any aspect of state, local or foreign taxation. The discussion does not apply to supervalu and its subsidiary, Supermarket Operators of America, Inc., 90% of whose Cabot Noble Shares will be purchased by Cabot Noble pursuant to the Cabot Noble Buy Back. This summary also assumes that the Phar-Mor Shares and ShopKo Shares will be held as capital assets on the Effective Date.

  Swidler & Berlin, Chartered, counsel for Phar-Mor, has delivered an opinion to the effect that the Phar-Mor Exchange will be treated for United States Federal income tax purposes as a tax-free transfer of property to Cabot Noble by the holders of Phar-Mor Shares to the extent such holders receive Cabot Noble Shares in the Combination. The description of the United States Federal income tax consequences to holders of Phar-Mor Shares contained under the heading "Tax Consequences to Holders of Phar-Mor Shares" below and under the heading "Reporting Requirements" below sets forth the opinion of Swidler & Berlin, Chartered as to the material United States Federal income tax consequences for such holders. Sidley & Austin, special counsel for ShopKo, had delivered an opinion to the effect that the ShopKo Exchange will be treated for United States Federal income tax purposes as a tax-free transfer of property to Cabot Noble by the holders of ShopKo Shares, to the extent such holders receive Cabot Noble Shares in the Combination. The description of the United States Federal income tax consequences to holders of ShopKo Shares contained under the heading "Tax Consequences to Holders of ShopKo Shares" below and under the heading "Reporting Requirements" below sets forth the opinion of Sidley & Austin as to the material United States Federal income tax consequences for such holders. Those opinions are based upon, among other things, representation letters to counsel provided by Phar-Mor, ShopKo, Cabot Noble and certain beneficial owners of 5% or more of the Phar-Mor Shares or ShopKo Shares containing customary statements relating to control of Cabot Noble immediately after the Combination by the former holders of Phar-Mor Shares and ShopKo Shares and certain other technical requirements under
Section 351 of the Code. It is a condition to the obligation of Phar-Mor and ShopKo to consummate the Combination, that each shall have received confirmation, dated the Effective Date, of the opinion of its respective counsel as to characterization of the Phar-Mor Exchange and the ShopKo Exchange.

  No rulings have been or will be requested from the Internal Revenue Service (the "IRS") with respect to any of the matters discussed herein and the opinions of counsel described above are not binding on the IRS. There can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements contained herein.

  Tax Consequences to Holders of Phar-Mor Shares. A holder of Phar-Mor Shares who, pursuant to the Phar-Mor Exchange, exchanges Phar-Mor Shares for Cabot Noble Shares will not recognize gain or loss upon such exchange to the extent of the Cabot Noble Shares received. The aggregate tax basis of the Cabot Noble Shares received by such holder will be equal to the aggregate tax basis of the Phar-Mor Shares exchanged by the holder, and the holding period of the Cabot Noble Shares will include the holding period of the Phar-Mor Shares exchanged by the holder.

  Tax Consequences to Holders of ShopKo Shares. A holder of ShopKo Shares who, pursuant to the ShopKo Exchange, exchanges ShopKo Shares for Cabot Noble Shares will not recognize gain or loss upon such exchange to the extent of the Cabot Noble Shares received. The aggregate tax basis of the Cabot Noble Shares received by such holder will be equal to the aggregate tax basis of the ShopKo Shares exchanged by the holder, and the holding period of the Cabot Noble Shares will include the holding period of the ShopKo Shares exchanged by the holder.

  Shareholders who receive cash with respect to fractional Cabot Noble Shares will be treated as having received such fractional Cabot Noble Shares pursuant to the ShopKo Exchange and then as having sold those fractional shares in the market for cash. Such shareholders will recognize gain or loss with respect to such fractional Cabot Noble Shares in an amount equal to the difference between the tax basis allocated to such fractional Cabot Noble Shares and the cash received in respect thereof. Any such gain or loss will be capital gain or loss and will constitute long-term capital gain or loss if the holding period of such fractional Cabot Noble Shares (as determined above) exceeds one year.

  A holder of ShopKo Shares who exercises and perfects dissenters' rights with respect to all ShopKo Shares owned by such holder, and who, after the Combination, does not have actual or constructive ownership of Cabot Noble Shares, will recognize capital gain or loss equal in the difference between the amount of cash received (other than in respect of interest awarded by a court) and such shareholder's tax basis in his or her ShopKo Shares. Such capital gain or loss will be long-term capital gain or loss if such ShopKo Shares have a holding period exceeding one year at the time of the consummation of the Combination. Interest, if any, awarded by a court to a dissenting shareholder will be includible in such shareholder's income as ordinary income. Subject to certain exceptions, the constructive ownership rules of the Code will treat an individual (i) as owning Cabot Noble Shares owned actually or constructively by that individual's spouse, children, grandchildren and parents, (ii) as owning proportionately Cabot Noble Shares owned actually or constructively by partnerships, corporations, estates and trusts in which the individual has a partnership, stock or beneficial interest, and (iii) as owning Cabot Noble Shares with respect to which the individual has actual or constructive ownership of an option to acquire.

  There is some possibility that a dissenting shareholder who, after the Combination, owns or is treated as owning Cabot Noble Shares by virtue of the constructive ownership rules of the Code, will have to report all of the cash received (other than interest awarded by a court and reportable as ordinary interest income) as ordinary dividend income, rather than as stock sale proceeds producing capital gain or loss. The rules for determining constructive stock ownership and the effects of such ownership on shareholder redemptions are intricate, and the application of those rules depends on the particular circumstances of a dissenting shareholder. Therefore, dissenting shareholders are urged to consult their own tax advisors as to their particular tax consequences.

  Reporting Requirements. Each shareholder (other than holders of ShopKo Shares who exercise and perfect dissenters' rights) will be required to retain records and file with such holder's U.S. Federal income tax return a statement setting forth certain facts relating to the Combination. It is also expected that such shareholders will be asked to indicate in the letter of transmittal their tax basis in the shares surrendered by them pursuant to the Combination.

  Tax Consequences to Phar-Mor, ShopKo and Cabot Noble. No income, gain or loss will be recognized by Phar-Mor, ShopKo or Cabot Noble as a result of the Combination.

  AS INDICATED ABOVE, THIS UNITED STATES FEDERAL INCOME TAX DISCUSSION DOES NOT ADDRESS ALL FEDERAL INCOME TAX ISSUES THAT MAY BE RELEVANT TO PARTICULAR TAXPAYERS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, NOR DOES IT ADDRESS STATE, LOCAL OR FOREIGN TAX ISSUES. HOLDERS OF SHOPKO SHARES AND PHAR-MOR SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE COMBINATION.

                      CERTAIN FORWARD-LOOKING INFORMATION

  Set forth below are certain forward-looking statements. The actual results of ShopKo, Phar-Mor and Cabot Noble may differ materially from those contained in the forward-looking statements. Factors which may cause such differences are identified below and under "Forward-Looking Statements."

CABOT NOBLE PRO FORMA COMBINED PROJECTIONS

  The Cabot Noble management projections presented below (the "Current Cabot Noble Management Projections") were prepared jointly by the managements of Phar-Mor and ShopKo in February 1997. The current Cabot Noble Management Projections have not been examined or compiled by any certified public accountant and, accordingly, no opinion or any other form of opinion has been expressed. The Current Cabot Noble Management Projections were not prepared with a view toward public disclosure or complying with the American Institute of Certified Public Accountants Guide for Prospective Financial Statements (the "AICPA Guide"), nor have they been presented in lieu of pro forma historical financial information and, accordingly, are not intended to comply with Rule 11-03 of Regulation S-X.

  The Current Cabot Noble Management Projections update the Initial Management Projections (which appear in Appendix G) prepared in connection with the negotiation of the Transaction prior to the execution of the Combination Agreement in September 1996. The Current Cabot Noble Management Projections have been adjusted to reflect the impact of actual operating results in the intervening period, as well as changes to the terms of the Transaction. While the Current Cabot Noble Management Projections were not considered by the ShopKo and Phar-Mor Boards in approving the Combination, the Boards have reviewed such current projections.

  The Current Cabot Noble Management Projections, while presented with numerical specificity, were based upon numerous estimates and other assumptions (some of which are referred to under "Forward-Looking Statements") which are inherently subject to significant business, economic and competitive uncertainties, contingencies and risks, all of which are difficult to quantify and many of which are beyond the control of Cabot Noble, Phar-Mor and ShopKo. Accordingly, there can be no assurance that the Current Cabot Noble Management Projections will be realized, and it is likely that future results will vary from those set forth below, possibly in material respects.

  None of Cabot Noble, Phar-Mor or ShopKo currently intend to update or otherwise publicly revise the Current Cabot Noble Management Projections to reflect circumstances existing or developments occurring after the preparation of such projections or to reflect the occurrence of unanticipated events. The Current Cabot Noble Management Projections have not been independently verified by Salomon Brothers or Jefferies. Inclusion of the Current Cabot Noble Management Projections in this Joint Proxy Statement/Prospectus should not be regarded as a representation by any person that the projected results will be achieved.

                CURRENT CABOT NOBLE MANAGEMENT PROJECTIONS
 PROJECTED CONSOLIDATED STATEMENT OF OPERATIONS (IN MILLIONS, EXCEPT PER SHARE
                                     DATA)

                                              PROJECTED FISCAL YEAR
                                                ENDING FEBRUARY(A)
                                            --------------------------------
                                              1997        1998        1999
                                            --------    --------    --------
   Revenues................................ $3,409.6    $3,695.2    $4,029.5
   Gross profit............................    728.7       763.1       799.1
   Selling, general and administrative.....    541.2       554.9       558.8
   Adjusted EBITDA.........................    178.8       198.5       229.9
   EBIT....................................    106.6       121.9       150.4
   Interest expense........................     43.9        59.5        59.7
   Net income..............................     34.9        38.0        55.1
   Earnings per share...................... $   0.49(b)  $  0.53(b) $   0.77(b)

  --------

  (a) The projections do not include one-time charges to be incurred by ShopKo which are estimated to range from $15.8 million to $17.6 million or a reduction of $0.22 to $0.25 per share and will reduce gross profit and increase selling, general and administrative expenses. The charges will be incurred due to changes that will occur as a result of the Combination and are associated with the following:

   Employee related costs....................................... $ 9.5  to  $10.0
   Inventory reserves...........................................  11.5  to   13.5
   Write-off of computer equipment to be upgraded...............   5.0  to    5.5
                                                                 -----      -----
   Pre-tax impact............................................... $26.0  to  $29.0
                                                                 =====      =====
   After-tax impact............................................. $15.8  to  $17.6
                                                                 =====      =====
   Reduction of on earnings per share........................... $0.22  to  $0.25
                                                                 =====      =====

    Earnings per share, after one-time charges, are estimated as follows:

    If one-time charges are incurred in 1997: $0.27 to $0.24.

    If one-time charges are incurred in 1998: $0.31 to $0.28.

    If one-time charges are incurred in 1999: $0.55 to $0.52.

  (b) Earnings per share have been computed on the basis of 71.5 million weighted average number of outstanding Cabot Noble Shares. To determine the equivalent earnings per ShopKo Share and Phar-Mor Share, respectively, the earnings per share should be multiplied by the applicable exchange ratio (which, with respect to ShopKo, is subject to adjustment). The following table sets forth equivalent earnings per ShopKo Share and Phar-Mor Share based on assumed ShopKo Exchange Ratios of 3.14, 2.4 and 1.895 to 1.

                                                                EXCHANGE RATIO
                                                               -----------------
                                                                SHOPKO  PHAR-MOR
     EQUIVALENT EARNINGS PER SHARE(4)                          3.14(1)    1.0
     --------------------------------                          -------- --------
      1997...................................................   $1.54    $0.49
      1998...................................................   $1.66    $0.53
      1999...................................................   $2.42    $0.77
                                                                EXCHANGE RATIO
                                                               -----------------
                                                                SHOPKO  PHAR-MOR
     EQUIVALENT EARNINGS PER SHARE(4)                           2.4(2)    1.0
     --------------------------------                          -------- --------
      1997...................................................   $1.46    $0.61
      1998...................................................   $1.58    $0.66
      1999...................................................   $2.31    $0.96
                                                                EXCHANGE RATIO
                                                               -----------------
                                                                SHOPKO  PHAR-MOR
     EQUIVALENT EARNINGS PER SHARE(4)                          1.895(3)   1.0
     --------------------------------                          -------- --------
      1997...................................................   $1.39    $0.73
      1998...................................................   $1.51    $0.80
      1999...................................................   $2.18    $1.15

    --------

    (1) Based on an Average Closing Price equal to $5.494. If the ShopKo Exchange Ratio is greater than 3.140 (i.e. if the Average Closing Price is less than approximately $5.493), Phar-Mor may terminate the Combination Agreement, subject to ShopKo's right to fix the ShopKo Exchange Ratio at 3.140 (i.e., based on an Average Closing Price equal to $5.494). If the Average Closing Price results in a ShopKo Exchange Ratio greater than 3.14 and Phar-Mor does not terminate the Combination Agreement, the ShopKo Exchange Ratio would be greater than 3.14, resulting in Phar-Mor equivalent earnings per share that would be lower than the amounts indicated.

    (2)  The initial ShopKo Exchange Ratio designated in the Combination
         Agreement.

    (3) Based on an Average Closing Price equal to $9.499. If the ShopKo Exchange Ratio is less than 1.895 (i.e. if the Average Closing Price is greater than $9.501). ShopKo may terminate the Combination Agreement, subject to Phar-Mor's right to fix the ShopKo Exchange Ratio at 1.895 (i.e., based on an Average Closing Price equal to $9.499).

    (4) The projections do not include one-time charges to be incurred by ShopKo and Phar-Mor outlined in (a) above.

  CABOT NOBLE SIGNIFICANT ASSUMPTIONS TO THE PROJECTED CONSOLIDATED STATEMENT OF OPERATIONS:

  Basis of Presentation. The projected consolidated statement of operations has been presented for a fiscal year ending on the last Saturday in February of each such year (ShopKo's current fiscal year end). Subsequently, the Current Phar-Mor Management Projections presented below have been adjusted to a February fiscal year end. It is anticipated that after the Combination, Cabot Noble will adopt, as its fiscal year end, the Saturday closest to January 31 of each year.

  Accounting Policies. The accounting policies used in this projection are consistent with the current accounting policies of each of ShopKo and Phar-Mor as described in the "Summary of Significant Accounting Policies " in Note A of Notes to ShopKo's Consolidated Financial Statements and "Business and Summary of Significant Accounting Policies" in Note 3 of Notes to Phar-Mor's Consolidated Financial Statements.

  General. The Current Cabot Noble Management Projections present the projected consolidated results of operations of ShopKo and Phar-Mor set forth in the "Current ShopKo Management Projections" and the "Current Phar-Mor Management Projections" (each as defined below), as adjusted to reflect the effects of: (i) the Transaction; (ii) purchase accounting; and (iii) the integration of the companies and the effect of certain expected synergies.

  The significant adjustments are as follows:

    (a) The net pre-tax effect of synergies in fiscal years 1998 and 1999 are projected to be approximately $7.5 million and $20.0 million, respectively. Purchasing and selling, general and administrative expenses has been projected to be approximately $4.3 million and $16.8 million in fiscal years 1998 and 1999, respectively. In addition, projected depreciation expense has been reduced by $3.2 million in fiscal years 1998 and 1999 to reflect the write-down to net realizable value of property and equipment in Phar-Mor's headquarters that will not be used after Phar-Mor's headquarters are moved to Green Bay, Wisconsin.

    (b) Amortization of goodwill has been projected to be approximately $1.0 million per year.

    (c) The results of operations of ShopKo and Phar-Mor are expected to be affected adversely while management focuses its efforts on integrating the companies. Accordingly, the Current Cabot Noble Management Projections have been adjusted as follows: for fiscal years 1998 and 1999, projected sales were reduced by $3.5 million and $9.4 million, respectively; and projected gross profit was reduced by $1.8 million and $3.8 million for fiscal years 1998 and 1999, respectively. Because of the significant reduction in fiscal year 1999 projected sales, projected selling, general and administrative expenses have been reduced by $0.8 million. As a result of the Transaction, the Current Cabot Noble Management Projections also reflect projected tax benefits of $1.6 million and $0.1 million in fiscal years 1998 and 1999, respectively. As a result of these adjustments, Cabot Noble's projected net income has been reduced by $0.2 million and $2.9 million for fiscal years 1998 and 1999, respectively.

    (d) Interest expense was adjusted to reflect: (1) interest on borrowings under the Cabot Noble Financing at an assumed 8% per annum interest rate and estimated average borrowings of $81 million and $58 million for fiscal years 1998 and 1999, respectively, and (2) increased interest expense due to the estimated reduction in interest income on invested funds.

    (e) Projected earnings per share are calculated based on the weighted average number of Cabot Noble Shares outstanding during each year (assumed to be 71.5 million for each fiscal year presented, based on a ShopKo Exchange Ratio equal to 3.14). See Annex E for an analysis of the impact on the ShopKo Exchange Ratio of price fluctuations in the Phar-Mor Shares prior to closing on the Transaction.

SHOPKO INFORMATION SUPPLIED TO PHAR-MOR

  ShopKo does not as a matter of course make public forecasts or projections presented of its future revenues or results of operations. However, during the course of negotiations for the Transaction and after the Combination Agreement was entered into, ShopKo presented certain financial information to representatives of Phar-Mor. The information presented included the estimates prepared by ShopKo's management in February 1997 of ShopKo's future financial performance that are set forth below (assuming the Transaction did not occur) (the "Current ShopKo Management Projections").

  The Current ShopKo Management Projections were not prepared with a view toward public disclosure or complying with the AICPA Guide, nor have they been presented in lieu of pro forma historical financial information and, accordingly, are not intended to comply with Rule 11-03 of Regulation S-X. The projections have not been examined or compiled by any certified public accountant and, accordingly, no opinion or any other form of opinion has been expressed.

  The Current ShopKo Management Projections set forth below update the Initial Management Projections prepared by ShopKo in connection with the negotiation of the Transaction prior to the execution of the Combination Agreement in September 1996, which management projections appear in Annex G hereto. The Current ShopKo Management Projections have been adjusted to reflect the impact of actual operating results in the intervening period as well as changes to the terms of the Transaction. While the Current ShopKo Management Projections were not considered by the ShopKo and Phar-Mor Boards in approving the Combination, the Boards have reviewed such current projections.

  The Current ShopKo Management Projections, while presented with numerical specificity, were based upon numerous estimates and other assumptions (some of which are referred to under "Forward-Looking Statements") which are inherently subject to significant business, economic and competitive uncertainties, contingencies and risks, all of which are difficult to quantify and many of which are beyond the control of ShopKo. Accordingly, there can be no assurances that the Current ShopKo Management Projections will be realized, and it is likely that future results will vary from those set forth below, possibly in material respects.

                  CURRENT SHOPKO MANAGEMENT PROJECTIONS
                PROJECTED CONSOLIDATED STATEMENT OF OPERATIONS
                     (IN MILLIONS, EXCEPT PER SHARE DATA)

                                      PROJECTED FISCAL YEAR ENDED FEBRUARY(A)
                                     -----------------------------------------
                                        1997(B)        1998          1999
                                     --------------------------- -------------
   Revenues......................... $     2,329.2 $     2,567.2 $     2,857.5
   Gross Profit.....................         544.2         559.8         584.0
   Selling, general and
    administrative..................         381.1         386.9         397.5
   EBITDA...........................         163.1         173.0         186.5
   EBIT.............................         102.9         108.7         121.8
   Interest expense.................          32.1          31.0          30.6
   Net income.......................          43.0          47.2          55.4
   Earnings per share............... $        1.34 $        1.47 $        1.73

  --------

  (a) The projections do not include one-time charges to be incurred by ShopKo which are estimated to range from $15.8 million to $17.6 million or a reduction of $0.49 to $0.55 per share. The charges will be incurred due to changes that will occur as a result of the Combination and will reduce gross profit and increase selling, general and administrative expenses. The charges are associated with the following:

      Employee related costs.................................... $ 9.5  to $10.0
      Inventory reserves........................................  11.5  to  13.5
      Write-off of computer equipment to be upgraded............   5.0  to   5.5
                                                                 -----     -----
      Pre-tax impact............................................ $26.0  to $29.0
                                                                 =====     =====
      After-tax impact.......................................... $15.8  to $17.6
                                                                 =====     =====
      Reduction of earnings per share........................... $0.49  to $0.55
                                                                 =====     =====

     Earnings per share, after one-time charges, are estimated to be as follows:

       If the one-time charges are incurred in 1997: $0.85 to $0.79.

       If the one-time charges are incurred in 1998: $0.98 to $0.92.

       If the one-time charges are incurred in 1999: $1.24 to $1.18.

  (b) ShopKo estimates its fiscal year 1997 earnings per share to be between $1.34 and $1.36. Among the factors affecting this estimate are: the remaining business from the filing date to the end of the fiscal year, LIFO and post holiday physical inventory results, accounts receivable and inventory valuation reserves.

  ShopKo does not intend to update or otherwise publicly revise the projections herein to reflect circumstances existing or developments occuring after the preparation of such projections or to reflect the occurrence of unanticipated events. The Current ShopKo Management Projections are included in this Joint Proxy Statement/Prospectus because such projections have been provided to Phar-Mor in connection with the Transaction. The Current ShopKo Management Projections have not been independently verified by Cabot Noble, Phar-Mor, Jefferies or Salomon Brothers. Inclusion of the Current ShopKo Management Projections in this Joint Proxy Statement/Prospectus should not be regarded as a representation by any person that the projected results will be achieved.

  SIGNIFICANT ASSUMPTIONS TO SHOPKO'S PROJECTED CONSOLIDATED STATEMENT OF
OPERATIONS:

  Accounting Policies. The Accounting Policies used in the ShopKo Projected Consolidated Statement of Operations parallel those used by ShopKo and described in the "Summary of Significant Accounting Policies" in Note A of ShopKo's Notes to Consolidated Financial Statements. ShopKo is currently considering redefinition of its business segments from the current classification of General Merchandise and Health Services (which include ProVantage's Managed health care operations and ShopKo's retail pharmacy and optical departments), to a Retail segment (which would include general merchandise, retail pharmacy and retail optical operations) and a ProVantage segment (which would include all of ProVantage's managed health care operations).

  SALES.

    Retail. ShopKo's management projects that retail sales for fiscal year 1997 will increase by 6.7% over the previous fiscal year. For both fiscal years 1998 and 1999, retail sales are projected to increase by 2.3%. These sales increases are based on the anticipated continued growth in the retail pharmacy and optical centers and in the general merchandise area due to ShopKo's ability to meet customer needs more effectively as their lifestyles change.

    ProVantage. ShopKo's management anticipates that ProVantage sales for fiscal year 1997 will increase by approximately 283.1% over fiscal year 1996. For fiscal years 1998 and 1999, ProVantage sales are expected to increase by approximately 54.2% and 44.3%, respectively. These anticipated sales increases are attributable to anticipated growth due to acquisitions, strategic alliances, continued growth in the managed care pharmacy benefit programs and the new Vision Benefit Management and the new Decision Support Services recently launched. See "--Selected Financial Information." ProVantage's formulary management service programs generated, net of amounts shared with clients, fees of approximately $8.5 million during fiscal year 1997, of which $7.7 million is currently being collected in the ordinary course of business. These receivables are typically paid within 120-180 days after the end of the quarter in which the revenues are generated. ShopKo's management anticipates that ProVantage's formulary management service programs will generate net fees of approximately $9.1 million in fiscal year 1998 and $9.3 million in fiscal year 1999. In accordance with ShopKo management's projections, these amounts as a percentage of sales are decreasing each year. See "Risk Factors--Formulary Revenues."

  GROSS PROFIT.

    Retail. Gross profit percent for fiscal year 1997 is projected to decline by 0.4% as compared to fiscal year 1996. For fiscal years 1998 and 1999 gross profit percent is projected to decline 0.4% and 0.2%, respectively. These declines have been planned to maintain or increase customer base in a continuing competitive environment and are also due to increased margin pressures in the retail pharmacies as a result of anticipated increased managed care business. The projected gross profit percents reflect LIFO charges of $3.9 million for fiscal 1997 and $5.0 million for fiscal years 1998 and 1999.

    ProVantage. Gross profit percent for fiscal year 1997 is projected to decline by 1.8% from fiscal year 1996. Gross profit percents for fiscal years 1998 and 1999 are projected to remain flat and decline 0.1%, respectively. These projected declines are due to a larger percentage of sales coming from the lower gross margin claims processing activities. See "--Selected Financial Information."

  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.

    Retail. The significant assumptions underlying projected selling, general and administrative expenses for retail operations are as follows:

    (a) Payroll and benefits: Store payroll and benefits are projected at 11.1% of sales for each fiscal year in the three year period. The impact of the minimum wage increase is assumed to be offset by increases in productivity.

    (b) Advertising: Projected advertising expense for each of fiscal years 1997, 1998 and 1999 is projected at 2.5% of sales.

    (c) Other Store Expenses: All volume related expenses, net of miscellaneous income are projected at 0.7% of sales for fiscal years 1997, 1998 and 1999. Non-volume related expenses are projected to increase 15.0% from fiscal year 1996 to fiscal year 1997, decrease by 4.0% for fiscal year 1998 in comparison to fiscal year 1997 and increase 1.0% from fiscal year 1998 to fiscal year 1999.

      ProVantage. ProVantage selling, general and administrative expenses as a percent of sales are assumed as follows: 3.1% for fiscal 1997, 3.1% for fiscal 1998 and 2.9% for fiscal 1999. These projected decreases are attributable to leveraging of expenses off the increasing sales volume. See "--Selected Financial Information."

  Depreciation and Amortization. Depreciation is based on ShopKo's fixed assets plus anticipated subsequent additions. Amortization is based on ShopKo's capital leases and the goodwill resulting from ProVantage acquisitions. Depreciation and amortization expense for fiscal years 1997, 1998 and 1999 is anticipated to be $60.2, $64.3 and $64.7 million, respectively.

  Net Interest Expense. Net interest expense is based on the terms of the long-term debt and capitalized leases described in Note D--"Long-Term Obligations and Leases" of ShopKo's Notes to Consolidated Financial Statements, offset by interest income on short-term investments. For fiscal years 1997, 1998 and 1999, interest income is forecasted to be $4.0, $5.5 and $5.8 million, respectively.

  Income Taxes. Income taxes are estimated at a tax rate of 39.3% for all three fiscal years. This is based on the statutory federal tax rate of 35.0% and state and local tax rates, net of federal tax benefits, of 4.3%.

  Earnings per Share. Earnings per share are determined by dividing the projected net income by the weighted average number of ShopKo Shares outstanding during each year (assumed to be 32.1 million shares for all fiscal years).

  Selected Financial Information. The following table sets forth the ProVantage projected financial information included in the Current ShopKo Management Projections above:

                                                        (IN MILLIONS)
                                 ACTUAL      PROJECTED FISCAL YEAR ENDED FEBRUARY
                              ------------- --------------------------------------
                              1995(3) 1996      1997         1998         1999
                              ------- ----- ------------ ------------ ------------
     Revenues(1).............  $9.7   $93.8 $      359.5 $      554.5 $      800.3
     Gross Profit............   1.2     8.5         24.6         37.8         53.9
     Selling, general and
      administrative.........   0.3     4.8         11.2         17.3         23.5
     EBITDA..................   0.9     3.7         13.4         20.5         30.4

    --------

    (1) Revenues include intercompany sales of $1.0, $6.8, $36.7, $38.5 and $40.4 million for fiscal years 1995, 1996, 1997, 1998 and 1999, respectively. These sales were eliminated from the ShopKo
        Management Projections above.

    (2) See footnote (b) above for potential adjustments to fiscal 1997 operating results.

    (3) Represents 8 week period from the date of acquisition to end of year.

PHAR-MOR INFORMATION SUPPLIED TO SHOPKO

  Phar-Mor does not as a matter of course make public forecasts or projections of its future revenues or results of operations. However, during the course of negotiations for the Transaction and after the Combination Agreement was entered into, Phar-Mor presented certain financial information to representatives of ShopKo. The information presented included the estimates prepared by Phar-Mor's management in December 1996 of Phar-Mor's future financial performance that are set forth below (assuming the Transaction did not occur) (the "Current Phar-Mor Management Projections").

  The Current Phar-Mor Management Projections were not prepared with a view toward public disclosure or complying with the AICPA Guide, nor have they been presented in lieu of pro forma historical financial information and, accordingly, are not intended to comply with Rule 11-03 of Regulation S-X. The projections have not been examined or compiled by any certified public accountant and, accordingly, no opinion or any other form of opinion has been expressed.

  The Current Phar-Mor Management Projections set forth below update the management projections prepared by Phar-Mor in connection with the negotiation of the Transaction prior to the execution of the Combination Agreement in September 1996, which management projections appear in Annex G hereto. The Current Phar-Mor Management Projections have been adjusted to reflect the impact of actual operating results in the intervening period, as well as changes to the terms of the Transaction. While the Current Phar-Mor Management Projections were not considered by the ShopKo and Phar-Mor Boards in approving the Combination, [the Boards have reviewed the updated projections.]

  The Current Phar-Mor Management Projections, while presented with numerical specificity, were based upon numerous estimates and other assumptions (some of which are referred to under "Forward-Looking Statements") which are inherently subject to significant business, economic and competitive uncertainties, contingencies and risks, all of which are difficult to quantify and many of which are beyond the control of Phar-Mor. Accordingly, there can be no assurance that any of the Current Phar-Mor Management Projections will be realized, and it is likely that future results will vary from those set forth below, possibly in material respects. The Current Phar-Mor Management Projections included the information set forth below.

                 CURRENT PHAR-MOR MANAGEMENT PROJECTIONS
                PROJECTED CONSOLIDATED STATEMENT OF OPERATIONS
                     (IN MILLIONS, EXCEPT PER SHARE DATA)

                                           PROJECTED FISCAL YEAR ENDING,
                                     -----------------------------------------
                                     JUNE 28, 1997 JUNE 27, 1998 JUNE 26, 1999
                                     ------------- ------------- -------------
   Revenues.........................   $1,096.5      $1,156.4      $1,199.2
   Gross profit.....................      194.1         213.0         223.2
   Selling, general and
    administrative..................      167.6         174.8         180.9
   Adjusted EBITDA..................       17.1          28.0          31.7
   EBIT.............................        4.3          12.3          13.7
   Interest expense.................       12.2          13.3          13.6
   Net income (loss)................       (7.9)         (1.0)          0.2
   Earnings per share...............   $  (0.65)     $  (0.08)     $   0.02

  Phar-Mor does not intend to update or otherwise publicly revise the projections presented herein to reflect circumstances existing or developments occurring after the preparation of such projections or to reflect the occurrence of unanticipated events. The Current Phar-Mor Management Projections are included in this Joint Proxy Statement/Prospectus because such projections have been provided to ShopKo in connection with the Transaction. The Current Phar-Mor Management Projections have not been independently verified by Cabot Noble, ShopKo, Jefferies or Salomon Brothers. Inclusion of the Current Phar-Mor Management Projections in this Joint Proxy Statement/Prospectus should not be regarded as a representation by any person that the projected results will be achieved.

  SIGNIFICANT ASSUMPTIONS TO PHAR-MOR'S PROJECTED CONSOLIDATED STATEMENT OF
OPERATIONS:

  Accounting Policies. The accounting policies used in the projected consolidated statement of operations parallel those used by Phar-Mor and described in the "Business and Summary of Significant Accounting Policies" in
Note 3 of Phar-Mor's Notes to Consolidated Financial Statements.

  Sales. Phar-Mor's management projects that comparable store sales will increase by 3.05%, 3.5% and 3.5% in fiscal years 1997, 1998 and 1999, respectively. The projected sales increases are based on Phar-Mor attaining increased market share from its new marketing program and the remodeling of stores.

  Phar-Mor opened a new store on December 1, 1996 and expects to open a second new store before the end of fiscal 1997. One additional new store has been projected to open during fiscal 1998.

  Projected new stores sales included in the periods presented are:

       1997....................................................... $ 8.0 million
       1998.......................................................  29.7 million
       1999.......................................................  33.1 million

  The assumptions below as to gross profit and expenses include the impact of the new stores for all periods presented.

  Gross Profit. Gross profit margin for fiscal 1997 is projected to decline by 0.01% from fiscal 1996. This is primarily due to a projected decline of 0.40% in product margins, reflecting the impact of the price reductions implemented in January 1996. The decline in product margins is partially offset by the projected reduction in warehouse expense from out-sourcing certain products, reduction in the amount of its promotional coupons and elimination of double coupon promotions.

  For fiscal years 1998 and 1999 the gross profit margin is projected to increase 0.71% and 0.19% as a percentage of sales, respectively. These increases are primarily due to phasing out the senior citizen discount program, the elimination of double coupon promotions and reduced occupancy costs from the rightsizing of stores.

  Selling, General and Administrative Expenses.

    Store payroll and benefits: Store payroll and benefits are projected at 6.61% of sales for fiscal year 1997 and 6.64% of sales for each of fiscal years 1998 and 1999. The impact of the minimum wage increase is assumed to be offset by an increase in productivity. Vacation and health insurance expenses are assumed to increase 3% per year. Projected store incentive compensation expense has been increased from $1.0 million in fiscal year 1997 to $2.0 million in fiscal year 1999.

    Advertising: Fiscal 1997 advertising expense has been projected based on Phar-Mor's continuance of the new advertising program implemented in January 1996. This advertising program primarily consists of weekly circulars in all markets supplemented by additional circulars during the holiday period. Consequently, the projected expense for fiscal year 1997 is $27.1 million, or 2.48% of sales, as compared to $25.1 million, or 2.37% of sales, for fiscal year 1996.

    For fiscal years 1998 and 1999, no change in Phar-Mor's advertising program has been projected. Consequently, advertising costs have been projected on the basis of a 3% annual increase.

    Other store expenses: All volume related expenses, as a group, are projected at 0.82% of sales for each of fiscal years 1997, 1998 and 1999. As a group, such expenses represented 0.69% of sales in fiscal year 1996.

    All non-volume related expenses are projected to increase by 3% per year.

    Electric expense has been projected to be reduced by $1.0 million in fiscal year 1997 and $2.1 million in fiscal years 1998 and 1999 as a result of planned savings from the lighting retrofit program. In addition, for each store rightsized the savings in electric expense is projected to be $24.0 thousand.

    Security expense has been projected to increase $0.1 million in fiscal year 1997 and $0.5 million in each of fiscal years 1998 and 1999 to reflect additional costs associated with the EAS tag system.

    Corporate Overhead: Corporate overhead costs are projected to increase by $0.8 million in fiscal year 1997. This increase is due to director and shareholders costs incurred in fiscal year 1997 that were not incurred prior to Phar-Mor's emergence from bankruptcy, and higher computer maintenance costs partially offset by lower wages and benefits from the head count reductions already implemented and lower occupancy costs. Corporate overhead costs are projected to increase by 3% per year.

  Depreciation and Amortization. Depreciation is based on Phar-Mor's fixed assets plus anticipated subsequent additions. Depreciation expense for fiscal years 1997, 1998 and 1999 are projected to be $12.8 million, $15.7 million and $17.9 million, respectively.

  Amortization is based on Phar-Mor's cost of video tapes used in its rental video tape operations. Amortization expense for fiscal years 1997, 1998 and 1999 is projected to be $9.4 million, $10.1 million and $10.6 million, respectively.

  Interest Expense. Interest expense is projected net of interest income. Gross interest expense is based on the terms of the long-term debt and capitalized leases described in Note 9 ("Long-Term Debt") and Note 10 ("Leases") of Phar-Mor's Notes to Consolidated Financial Statements. Interest income is projected based on investing excess cash at 5.2% per annum. For fiscal years 1997, 1998 and 1999 the interest income is projected to be $4.8 million, $3.2 million and $2.3 million, respectively.

  Taxes. Income taxes have not been provided for in fiscal years 1997 and 1998 since Phar-Mor is projected to have net losses in both years. Income taxes are estimated at a tax rate of 40% for fiscal year 1999. This is based on a statutory federal tax rate of 35% and combined state and local tax rates, net of federal tax benefits, of 5%.

  Earnings per Share. Projected earnings per share are determined by dividing projected net income by the weighed average number of Phar-Mor Shares outstanding during each year (assumed to be 12.2 million Phar-Mor Shares for all periods).

CERTAIN MANAGEMENT PROJECTIONS

  Initial Management Projections. During the course of negotiations for the Transaction and prior to the execution of the Combination Agreement in September 1996, (i) ShopKo's management prepared estimates of ShopKo's future financial performance (assuming the Transaction did not occur) (the "Initial ShopKo Management Projections"), (ii) Phar-Mor's management prepared estimates of Phar-Mor's future financial performance (assuming the Transaction did not occur) (the "Initial Phar-Mor Management Projections"), and (iii) utilizing the Initial ShopKo Management Projections and the Initial Phar-Mor Management Projections, the managements of ShopKo and Phar-Mor jointly prepared estimates of Cabot-Noble's future financial performance (assuming the Transaction was consummated) (the "Initial Cabot Noble Management Projections" and, together with the Initial ShopKo Management Projections and the Initial Phar-Mor Management Projects, the "Initial Management Projects"). The Initial Management Projections are set forth in Annex G.

  The Current Management Projections differ from the Initial Management Projections inasmuch as they reflect changes in the terms of the Transaction and actual operating results that have occurred since the Combination Agreement was executed in September 1996. Namely:

  . The Current ShopKo Management Projections include reprojected results for fiscal years 1998 and 1999 based on fiscal year 1997 results which reflect trends toward (i) increased sales and decreased gross profit percentage in the retail segment and (ii) reduced increases in sales, reduced selling, general and administrative expenses and increased gross profit percentage for ProVantage.

  . The Current Phar-Mor Management Projections reflect reprojected operating results for fiscal years 1997, 1998 and 1999 operating results based on
    (i) current trends toward reduced comparable store sales, (ii) the opening of two new stores in fiscal year 1997 and the expected opening of one new store in fiscal year 1998 and (iii) increased selling, general and administrative expenses due to current trends in store expenses and corporate overhead expenses.

  . The Current Cable Noble Management Projections reflect (i) revisions to the Phar-Mor and ShopKo Management Projections as set forth above, (ii) a delay in realizing synergies expected from the Combination resulting from the delay in the anticipated closing of the Transaction, (iii) revisions of the anticipated cost of integrating the companies, and (iv) lower interest expense due to reductions in the estimated amount of indebtedness outstanding upon consummation of the Combination. A discussion of such differences is set forth in Annex G.

  The various cost savings and other benefits identified herein are presented net of depreciation associated with the estimated $8.5 million of capital required to integrate certain ShopKo and Phar-Mor operations and net of other incremental expenses. See Annex G.

  Projections Used By Salomon Brothers in its Fairness Opinion. ShopKo management adjusted the Initial Phar-Mor Management Projections to reflect more conservative estimates of sales and other assumptions than those utilized by Phar-Mor management in the Initial Phar-Mor Management Projections, which resulted in the adjusted pro forma projections for ShopKo, Phar-Mor and Cabot Noble (the "Adjusted Projections Used By Salomon Brothers"). The Initial Phar-Mor Management Projections, as adjusted by the Adjusted Projections Used By Salomon Brothers, were used by Salomon Brothers in the course of preparing its fairness opinion. Such projections are set forth in Annex G hereto.

  Projections Used By Jefferies in its Fairness Opinion. In the course of preparing the Phar-Mor Fairness Opinion, Jefferies performed sensitivity analyses on a preliminary version of the Initial ShopKo Management Projections prepared by ShopKo management in early August 1996 and on a preliminary version of the Initial Phar-Mor Management Projections prepared by Phar-Mor management in early August 1996 (each of which are set forth in Annex G under "Adjusted Projections Used By Jefferies in its Fairness Opinion"), which resulted in the development by Jefferies of adjusted pro forma projections for ShopKo, Phar-Mor and Cabot Noble (the "Adjusted Projections Used By Jefferies"). The Adjusted Projections Used By Jefferies were prepared by Jefferies based on such preliminary version of the Initial Management Projections and on other information provided by the managements of Phar-Mor and ShopKo, which information was adjusted by Jefferies based in part on discussions with each company's respective management and ShopKo's financial advisor, Salomon Brothers. Such projections were based on then current assumptions about combined operations provided by each of Phar-Mor and ShopKo. The projections appear in Annex G hereto.


  In reviewing and approving the Phar-Mor Plan, the Phar-Mor Board considered a preliminary version of the Initial Management Projections, as well as the Adjusted Projections Used By Jefferies. In reviewing and approving the ShopKo Plan, the ShopKo Board considered the Initial Management Projections, as well as the Adjusted Projections Used By Salomon Brothers. The Phar-Mor Board, the ShopKo Board, Jefferies, and Salomon Brothers have also considered the anticipated benefits and synergies set forth in "Cabot Noble Business Strategies."

                               CABOT NOBLE, INC.
             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

GENERAL

  The following Cabot Noble unaudited pro forma consolidated financial statements present the estimated effects of (i) the Combination and (ii) the Cabot Noble Buy Back. The pro forma balance sheet data assumes that these events occurred on November 2, 1996 and the pro forma statement of operations assumes that these events occurred on February 4, 1995.

  The pro forma adjustments are based on available information and certain assumptions that management believes are reasonable. The unaudited pro forma consolidated financial statements do not purport to represent what Cabot Noble's financial position and results of operations would actually have been if the Transaction had occurred on November 2, 1996 or February 4, 1995 or to project Cabot Noble's financial position or results of operations for any future period.

  The pro forma consolidated financial statements should be read in conjunction with the historical financial statements, including notes thereto, and other financial information of Cabot Noble, ShopKo and Phar-Mor, including the separate ShopKo and Phar-Mor "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Capitalization" included elsewhere in this Joint Proxy Statement/Prospectus.

CABOT NOBLE UNAUDITED PRO FORMA STATEMENT OF OPERATIONS (IN THOUSANDS)

  The following Cabot Noble unaudited pro forma consolidated statements of operations present the pro forma consolidated results of the operations of ShopKo and Phar-Mor (see Phar-Mor unaudited pro forma consolidated statement of operations) for the fifty-two weeks ended February 3, 1996 and the thirty-nine weeks ended November 2, 1996, as adjusted to reflect the effects of the Transaction, and the effects of purchase accounting. This information should be read in conjunction with the description of the Transaction set forth in this Joint Proxy Statement/Prospectus.

  The pro forma adjustments to the consolidated statements of operations adjust for the effect of the Transaction as if it had occurred as of February 4, 1995. This includes adjustments to:

    (a) adjust for the expected corporate office rent expense reduction and mainframe computer cost reductions net of new mainframe costs due to the relocation of Phar-Mor's headquarters to Green Bay;

    (b) reduce depreciation expense to reflect the write-down to net realizable value of property and equipment in Phar-Mor's headquarters that will not be used once Phar-Mor's headquarters is moved to Green Bay and to record amortization expense on goodwill of $22,923 recorded as part of purchase accounting;

    (c) adjust interest expense for the estimated reduction in interest income on invested funds of $4,665 for the fifty-two weeks ended February 3, 1996 and $7,359 for the thirty-nine weeks ended November 2, 1996 as a result of the Cabot Noble Buy Back and other costs and transaction fees expected to be incurred in connection with the Transaction and record interest expense of $13,557 for the fifty-two weeks ended February 3, 1996 and $3,503 for the thirty-nine weeks ended November 2, 1996 on borrowings under a new revolving credit facility as a result of the Cabot Noble Buy Back and other costs and transaction fees expected to be incurred in connection with the Transaction; and

    (d) record estimated income tax provision at an effective rate of 40% based on a statutory federal tax rate of 35% and a combined state and local tax rate, net of federal tax benefits of 5%.

  Nonrecurring pre-tax charges of between $26 million and $29 million directly attributable to the Combination are expected to be recorded by Cabot Noble in the twelve months following the Combination. These charges include nonrecurring costs expected to be paid by ShopKo related to employment costs, inventory reserves and the write-off of computer equipment to be upgraded. These charges are not included in the unaudited pro forma consolidated financial statement of operations.

                               CABOT NOBLE, INC.
           UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                    FIFTY-TWO WEEKS ENDED FEBRUARY 3, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                            PHAR-     PRO FORMA     PRO FORMA
                               SHOPKO(1)    MOR(2)   ADJUSTMENTS   CABOT NOBLE
                               ---------- ---------- -----------   -----------
Sales........................  $1,961,693 $1,058,047       --      $3,019,740
Less:
  Cost of goods sold.........   1,462,344    823,438       --       2,285,782
  Selling, general and
   administrative expenses...     345,534    193,519   $(1,690)(a)    537,363
  Depreciation and
   amortization..............      56,091     18,190    (2,333)(b)     71,948
                               ---------- ----------   -------     ----------
Income from operations.......      97,724     22,900     4,023        124,647
Interest expense.............      34,199     12,000    18,039 (c)     64,238
                               ---------- ----------   -------     ----------
Income before taxes..........      63,525     10,900   (14,016)        60,409
Income tax provision.........      25,151      4,360    (5,607)(d)     23,904
                               ---------- ----------   -------     ----------
Net income (loss)............  $   38,374 $    6,540   $(8,410)    $   36,504
                               ========== ==========   =======     ==========
Net income per common share..  $     1.20 $     0.54               $     0.51(3)
                               ========== ==========               ==========
Weighted average shares
 outstanding.................      32,005     12,156                   71,010
                               ========== ==========               ==========

--------
(1) Represents the fifty-two weeks ended February 24, 1996 as presented in the consolidated statement of earnings in the ShopKo consolidated financial statements on page F-12, adjusted to February 3, 1996 by subtracting the three weeks ended February 24, 1996 and adding the three weeks ended February 25, 1995.

(2) See the Phar-Mor unaudited pro forma consolidated statement of operations for the fifty-two weeks ended February 3, 1996 below.

(3) Net income per common share has been computed on the basis of the 71,010 weighted average number of outstanding Cabot Noble Shares. To determine the equivalent net income per ShopKo Share and Phar-Mor Share, respectively, the net income per common share should be multiplied by the applicable exchange ratio (which, with respect to ShopKo, is subject to adjustment) as indicated below:

                                                                  EQUIVALENT NET
                                                         EXCHANGE   INCOME PER
                                                          RATIO       SHARE
                                                         -------- --------------
   ShopKo...............................................   3.14       $1.60
   Phar-Mor.............................................   1.00       $0.51

                               CABOT NOBLE, INC.
           UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                   THIRTY-NINE WEEKS ENDED NOVEMBER 2, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      PRO FORMA     PRO FORMA
                            SHOPKO      PHAR-MOR     ADJUSTMENTS   CABOT NOBLE
                          ----------    --------     -----------   -----------
Sales...................  $1,579,341    $792,436       $   --      $2,371,777
Less:
 Cost of goods sold.....   1,212,836     630,415           --       1,843,251
 Selling, general and
  administrative
  expenses..............     276,387     148,883          (704)(a)    424,566
 Chapter 11 professional
  fee accrual
  adjustment............         --       (1,532)          --          (1,532)
 Depreciation and
  amortization..........      44,451      14,346        (1,852)(b)     56,945
                          ----------    --------       -------     ----------
Income from operations..      45,667         324         2,556         48,547
Interest expense........      24,165       7,842        10,459 (c)     42,466
                          ----------    --------       -------     ----------
Income (loss) before
 taxes..................      21,502      (7,518)       (7,903)         6,081
Income tax provision....       8,445         --         (6,013)(d)      2,432
                          ----------    --------       -------     ----------
Net income (loss).......  $   13,057(1) $ (7,518)(1)   $(1,890)    $    3,649 (1)(2)
                          ==========    ========       =======     ==========
Net income per common
 share..................  $     0.41    $  (0.62)                  $     0.05
                          ==========    ========                   ==========
Weighted average shares
 outstanding............      32,060      12,157                       71,183
                          ==========    ========                   ==========

--------
(1) These interim results are not necessarily indicative of the results of the fiscal year as a whole because the operations of both ShopKo and Phar-Mor are highly seasonal. A significant part of both ShopKo's and Phar-Mor's earnings are due to the Christmas selling season.

(2) Net income per common share has been computed on the basis of the 71,183 weighted average number of outstanding Cabot Noble Shares. To determine the equivalent net income per ShopKo Share and Phar-Mor Share, respectively, the net income per common share should be multiplied by the applicable exchange ratio (which, with respect to ShopKo, is subject to adjustment) as indicated below:

                                                                  EQUIVALENT NET
                                                         EXCHANGE   INCOME PER
                                                          RATIO       SHARE
                                                         -------- --------------
   ShopKo...............................................   3.14       $0.16
   Phar-Mor.............................................   1.00       $0.05

PHAR-MOR UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

  The following unaudited pro forma consolidated statement of operations presents consolidated results of operations of Phar-Mor and its subsidiaries during the pendency of the Phar-Mor bankruptcy ("Predecessor Company") along with the consolidated results of operations of Phar-Mor and its subsidiaries after its emergence from bankruptcy ("Successor Company") for the fifty-two weeks ended February 3, 1996, as adjusted to reflect the implementation of fresh-start reporting as of February 4, 1995; the elimination of the 41 stores closed in July 1995; the elimination of the effects of non-recurring transactions resulting from the bankruptcy plan of reorganization; and certain payments to creditors pursuant to Phar-Mor's bankruptcy plan of reorganization as of February 4, 1995. This information should be read in conjunction with Notes 1 and 2 of Phar-Mor's Notes to Consolidated Financial Statements included elsewhere in this Joint Proxy Statement/Prospectus.

  The pro forma adjustments:

    (1) Eliminate the store operating results of the 41 stores closed as of February 4, 1995. These stores began liquidation sales in May 1995 and were not included in Predecessor Phar-Mor's results of operations for periods subsequent to May 6, 1995; and

    (2) Adjust for the effect of Phar-Mor's bankruptcy plan of reorganization as if it had been effective as of February 4, 1995. This includes adjustments to:

      (a) adjust for the rent credit from the amortization of the "unfavorable lease liability."

      (b) reduce historical depreciation and amortization to reflect the adjustment to property and equipment values in accordance with fresh-start reporting.

      (c) reverse historical interest expense and record interest expense on debt and record interest expense on the "unfavorable lease liability" incurred in connection with Phar-Mor's bankruptcy plan of reorganization.

      (d) eliminate the effects of nonrecurring reorganization items, fresh-start revaluation and gain on debt discharge due to the emergence from bankruptcy.

      (e) record estimated income tax provision at an effective rate of 40% based on a statutory federal tax rate of 35% and a combined state and local tax rate, net of federal tax benefits of 5%.

  Pro forma net income per Phar-Mor Share is calculated based on a weighted average number of Phar-Mor Shares outstanding of 12,156,250.

                                 PHAR-MOR, INC.
            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                     FIFTY-TWO WEEKS ENDED FEBRUARY 3, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                               SUCCESSOR  PREDECESSOR                               PRO FORMA
                                                              ----------- ------------                             -----------
                                                              TWENTY-TWO  THIRTY WEEKS  PRO FORMA ADJUSTMENTS       FIFTY-TWO
                                                              WEEKS ENDED    ENDED             PER NOTE            WEEKS ENDED
                                                              FEBRUARY 3, SEPTEMBER 2, -----------------------     FEBRUARY 3,
                                                                 1996         1995        (1)          (2)            1996
                                                              ----------- ------------ ----------  -----------     -----------
Sales.......................................................   $448,444     $695,006      (85,403)         --      $1,058,047
Less:
 Cost of goods sold.........................................    349,953      541,016     ($67,531)         --         823,438
 Selling, general and administrative expenses...............     80,627      128,130      (14,863) $      (375)(a)    193,519
 Depreciation and amortization..............................      7,447       13,406       (1,178)      (1,485)(b)     18,190
                                                               --------     --------   ----------  -----------     ----------
Income from operations before interest expense,
 reorganization items, fresh-start revaluation, income taxes
 and extraordinary item.....................................     10,417       12,454       (1,831)       1,860         22,900
Interest expense............................................      1,843       19,126          --        (8,969)(c)     12,000
                                                               --------     --------   ----------  -----------     ----------
Income (loss) before reorganization items, fresh-start
 revaluation, income taxes and extraordinary item...........      8,574       (6,672)      (1,831)      10,829         10,900
Reorganization items........................................        --        64,892      (53,691)     (11,201)(d)        --
Fresh-start revaluation.....................................        --        (8,043)         --         8,043(d)         --
                                                               --------     --------   ----------  -----------     ----------
Income (loss) before income taxes and extraordinary item....      8,574      (63,521)      51,860       13,987         10,900
Income tax provision........................................      3,426          --           --           934(e)       4,360
                                                               --------     --------   ----------  -----------     ----------
Income (loss) before extraordinary item.....................      5,148      (63,521)      51,860       13,053          6,540
Extraordinary item--gain on debt discharge..................        --       775,073          --      (775,073)(d)        --
                                                               --------     --------   ----------  -----------     ----------
Net income (loss)...........................................   $  5,148     $711,552   $   51,860  $  (762,020)    $    6,540
                                                               ========     ========   ==========  ===========     ==========
Net income per common share.................................                                                       $     0.54
                                                                                                                   ==========

CABOT NOBLE UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

  The following Cabot Noble unaudited pro forma consolidated balance sheet presents the pro forma consolidated balance sheets of ShopKo and Phar-Mor as of November 2, 1996, as adjusted to reflect the effects of the Transaction; the incurrence of the Cabot Noble Financing in connection therewith; and the effects of purchase accounting. This information should be read in conjunction with the description of the Transaction set forth in this Joint Proxy Statement/Prospectus.

  The pro forma adjustments adjust for the effect of the Transaction as if it had occurred on November 2, 1996. This includes adjustments to:

    (a) reflect the payment of $223,594 in cash in connection with the Cabot Noble Buy Back, proceeds from the Cabot Noble Financing and the payment of $12,500 in professional fees incurred in connection with the Transaction.

    (b) record purchase accounting adjustment to establish an inventory markdown reserve on inventory expected to be liquidated to accommodate new categories of goods not currently carried by Phar-Mor, but carried by ShopKo.

    (c) record purchase accounting adjustments to write-off the assets, liabilities and minority interest in the current Phar-Mor corporate office building which will be abandoned after Phar-Mor's headquarters are combined with ShopKo's headquarters in Green Bay.

    (d) record purchase accounting adjustment to write-down to net realizable value the property and equipment in Phar-Mor's headquarters that will not be used after Phar-Mor's headquarters are moved to Green Bay. This property and equipment includes (i) buildings and leasehold improvements that will be abandoned when Phar-Mor's corporate headquarters are consolidated with ShopKo's Corporate headquarters in Green Bay, (ii) software and leased computer equipment that will not be needed when Phar-Mor's data processing operations are combined with ShopKo's data processing operations, and therefore will be returned to the lessor, and (iii) other owned fixtures and equipment that will be upgraded are in excess of what will be needed.

    (e) record purchase accounting adjustments to establish goodwill of $22,923 created as a result of the Transaction based on an assumed $5.50 market value per Phar-Mor Share and the elimination of the other assets associated with the current Phar-Mor corporate office building and the addition of $4,400 in deferred debt expense incurred in connection with the Cabot Noble Financing.

    (f) record purchase accounting adjustments to establish reserves for severance pay, employee relocation costs and lease termination costs associated with the relocation of Phar-Mor's corporate office to Green Bay.

    (g) record $140,553 in debt incurred under the Cabot Noble Financing.

    (h) record the elimination of the current portion of long-term debt associated with the current Phar-Mor corporate office building.

    (i) record the elimination of the long-term, non-recourse debt associated with the current Phar-Mor corporate office building.

    (j) record the deferred tax effect of certain adjustments made and expenses incurred in connection with the Transaction.

    (k) record the exchange of one Cabot Noble Share for each Phar-Mor Share and 3.14 Cabot Noble Shares for each ShopKo Share, the Cabot Noble Buy Back and the effects of purchase accounting.

  Under Mr. Haft's employment agreement with Phar-Mor, the Combination constitutes a "change in control" with respect to Phar-Mor which entitles Mr. Haft to terminate his employment with Phar-Mor and to consider such a termination "Without Cause", thereby giving rise to certain rights as described herein. See "Employment Contracts and Termination of Employment and Change of Control Agreements," and "Description of Phar-Mor--Employment Contracts and Termination of Employment and Change of Control Agreements." In addition, it also would be considered a "change in control" under Mr. Haft's employment agreement giving rise to these rights if Mr. Haft were "involuntarily" no longer a member of Hamilton Morgan, including as a result of a sale of his interest pursuant to the exercise of the buy-sell provision under the Hamilton Morgan LLC Agreement, provided that Mr. Haft did not trigger the buy-sell provision.

  Phar-Mor has calculated that the payment to which Mr. Haft would be entitled if his employment were to terminate under these conditions includes approximately $5.3 million in salary, bonus and benefits, depending upon when his contract was terminated, plus a long term performance payout that cannot be calculated at this time. Certain components of the formula for determination of the long term performance payout are currently not determinable or subject to differing interpretations; however, subject to a variety of assumptions and interpretations the amount of the long term performance payout could range from $0 to approximately $7 million. Additionally, Mr. Haft is entitled to be reimbursed for any federal income tax resulting from an "excess parachute payment" within the meaning of Section 280G of the Code, which reimbursement could range from $0 to approximately $6.7 million. Mr. Haft has indicated to the Phar-Mor Board that he would consider an "amicable" termination of his Phar-Mor employment agreement under certain conditions, including his employment as Chairman and Chief Executive Officer of Cabot Noble pursuant to an employment agreement to be negotiated. If such amicable termination is reached, or occurs, it is unclear what impact such resolution would have on Phar-Mor and/or Cabot Noble.

 The payments due from Phar-Mor to Mr. Haft in the event his employment agreement is terminated are neither included in the Cabot Noble unaudited pro forma consolidated balance sheet nor in the Current Cabot Noble Management Projections included under "Certain Forward-Looking Information," due to the uncertainty surrounding such termination.

                               CABOT NOBLE, INC.
                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

                                                                     PRO FORMA
                               SHOPKO     PHAR-MOR     EFFECTS      CABOT NOBLE
                             NOVEMBER 2, NOVEMBER 2,   OF THE       NOVEMBER 2,
                                1996        1996     TRANSACTION       1996
                             ----------- ----------- -----------    -----------
ASSETS
CURRENT ASSETS:
  Cash and cash
   equivalents.............  $   19,138   $ 88,004    $(100,142)(a) $    7,000
  Accounts receivable--
   net.....................      81,935     25,648           (8)       107,575
  Merchandise inventories..     461,664    178,362       (5,000)(b)    635,026
  Other current assets.....      15,792      5,069           (9)(c)     20,852
                             ----------   --------    ---------     ----------
    Total current assets...     578,529    297,083     (105,159)       770,453
PROPERTY AND EQUIPMENT--
 NET.......................     598,208     69,110      (21,867)(d)    645,451
DEFERRED TAX ASSET.........         --       8,217          --           8,217
OTHER ASSETS...............      56,851      4,781       25,497(e)      87,129
                             ----------   --------    ---------     ----------
    Total assets...........  $1,233,588   $379,191    $(101,529)    $1,511,250
                             ==========   ========    =========     ==========
LIABILITIES AND
 STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable.........  $  237,098   $ 72,877    $     (51)(c) $  309,924
  Related party accounts
   payable.................         --       8,071          --           8,071
  Accrued expenses.........     130,491     36,555        7,736(f)     174,782
  Borrowing under revolving
   credit facility.........         --         --       140,553(g)     140,553
  Current portion of long-
   term debt...............         --       2,055         (376)(h)      1,679
  Current portion of
   capital lease
   obligations.............       1,096      6,019          --           7,115
                             ----------   --------    ---------     ----------
    Total current
     liabilities...........     368,685    125,577      147,862        642,124
LONG-TERM DEBT.............     399,893    109,502       (5,002)(i)    504,393
CAPITAL LEASE OBLIGATIONS..      14,727     37,238          --          51,965
DEFERRED INCOME TAX
 LIABILITY.................      22,753        120       (2,146)(j)     20,727
LONG-TERM SELF INSURANCE
 RESERVES..................         --       7,527          --           7,527
DEFERRED RENT AND
 UNFAVORABLE LEASE
 LIABILITY--NET............         --      11,568          --          11,568
                             ----------   --------    ---------     ----------
    Total liabilities......     806,058    291,532      140,714      1,238,304
                             ----------   --------    ---------     ----------
COMMITMENTS AND
 CONTINGENCIES
Minority interests.........         --         535         (535)(c)        --
                             ----------   --------    ---------     ----------
STOCKHOLDERS' EQUITY:
  Preferred stock..........         --         --           --             --
  Common stock.............         321        122          269(k)         712
  Additional paid-in
   capital.................     244,579     89,385     (133,498)(a)    200,466
  Retained earnings........     182,630     (2,383)    (108,479)(k)     71,768
                             ----------   --------    ---------     ----------
  Total stockholders'
   equity..................     427,530     87,124     (241,708)       272,946
                             ----------   --------    ---------     ----------
  Total liabilities and
   stockholders' equity....  $1,233,588   $379,191    $(101,529)    $1,511,250
                             ==========   ========    =========     ==========

                  SHOPKO SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data of ShopKo and its subsidiaries is based on, and should be read in conjunction with, ShopKo's consolidated financial statements, including the notes thereto appearing elsewhere herein.

                              SHOPKO STORES, INC.

                     SELECTED CONSOLIDATED FINANCIAL DATA
                (IN MILLIONS, EXCEPT PER SHARE AND SHARE DATA)

                                YEAR TO DATE                              FISCAL YEAR ENDED
                          ------------------------ ----------------------------------------------------------------
                           (40 WEEKS)  (40 WEEKS)   (52 WEEKS)   (52 WEEKS)   (52 WEEKS)   (52 WEEKS)   (53 WEEKS)
                          NOVEMBER 30, DECEMBER 2, FEBRUARY 24, FEBRUARY 25, FEBRUARY 26, FEBRUARY 27, FEBRUARY 29,
                              1996        1995         1996         1995       1994(1)        1993         1992
                          ------------ ----------- ------------ ------------ ------------ ------------ ------------
Net sales...............     $1,701      $1,470       $1,968       $1,853       $1,739       $1,683       $1,648
Gross margin............        391         370          501          488          453          457          452
Income from operations..         59          56           97           91           74          100           98
Net earnings............         21          17           38           38           32           50           50
Net earnings per share..        .64         .54         1.20         1.18         1.00         1.56         1.55
Cash dividends declared
 per share..............        .22         .33          .44          .44          .44          .44          .11
Weighted average number
 of common shares
 outstanding (000's)....     32,073      32,005       32,005       32,014       32,001       32,000       32,000(2)
Working capital.........     $  220      $  204       $  215       $  187       $  119       $   82       $   79
Total assets............      1,241       1,156        1,118        1,110          953          792          706
Long-term debt..........        415         413          415          414          310          209           11
Shareholders' equity....        436         404          422          397          374          355          320

--------
(1) The effect of adopting Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," resulted in a decrease in net earnings of $0.6 million ($0.02 per share). Adoption of SFAS No. 109, "Accounting for Income Taxes," had no effect on reported net earnings or financial position.
(2) Represents the total number of ShopKo Shares outstanding upon completion of the initial public offering in October, 1991.

                SHOPKO MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  The discussion of results of operations that follows is based upon, and should be read in conjunction with, ShopKo's consolidated financial statements, including the notes thereto, appearing elsewhere herein. The discussion of liquidity and capital resources is based upon ShopKo's current financial position.

RESULTS OF OPERATIONS

 Year-to-Date Results

  The following table sets forth items from ShopKo's unaudited consolidated financial statements for the third quarter and first three quarters of fiscal 1997 and 1996 as a percentage of net sales:

                                                 THIRD QUARTER   YEAR-TO-DATE
                                                 --------------  --------------
                                                 FISCAL  FISCAL  FISCAL  FISCAL
                                                  1997    1996    1997    1996
                                                 ------  ------  ------  ------
Revenues
 Net sales.....................................  100.0%  100.0%  100.0%  100.0%
 Licensed department rentals & other income....    0.5     0.7     0.6     0.8
                                                 -----   -----   -----   -----
                                                 100.5   100.7   100.6   100.8
Costs and expenses
 Cost of sales.................................   77.8    75.0    77.0    74.8
 Selling, general & administrative expenses....   15.9    18.0    17.4    19.2
 Depreciation & amortization expenses..........    2.4     2.7     2.7     3.0
                                                 -----   -----   -----   -----
                                                  96.1    95.7    97.1    97.0
 Income from operations........................    4.4     5.0     3.5     3.8
 Interest expense..............................    1.4     1.6     1.5     1.8
                                                 -----   -----   -----   -----
 Earnings before income taxes..................    3.0     3.4     2.0     2.0
 Provision for income taxes....................    1.2     1.3     0.8     0.8
                                                 -----   -----   -----   -----
 Net earnings..................................    1.8%    2.1%    1.2%    1.2%
                                                 =====   =====   =====   =====

  Net Sales. The following table presents ShopKo's consolidated net sales for the third quarter and first three quarters of fiscal 1997 and fiscal 1996 (in millions):

                                      THIRD QUARTER      % INCREASE(DECREASE)
                                 ----------------------- -----------------------
                                 FISCAL 1997 FISCAL 1996   TOTAL        COMP
                                 ----------- ----------- ----------   ----------
General Merchandise.............  $  399.4    $  383.2          4.2%         3.6%
Health Services.................     191.8       107.8         77.9         56.3
                                  --------    --------   ----------   ----------
Consolidated....................  $  591.2    $  491.0         20.4%        15.3%
                                  ========    ========   ==========   ==========
                                      YEAR-TO-DATE       % INCREASE(DECREASE)
                                 ----------------------- -----------------------
                                 FISCAL 1997 FISCAL 1996   TOTAL        COMP
                                 ----------- ----------- ----------   ----------
General Merchandise.............  $1,160.2    $1,124.7          3.2%         2.7%
Health Services.................     540.4       345.0         56.7         45.7
                                  --------    --------   ----------   ----------
Consolidated....................  $1,700.6    $1,469.7         15.7%        12.9%
                                  ========    ========   ==========   ==========

  Consolidated comparable sales in the third quarter and the first three quarters are based upon those facilities (both store and non-store) which were open for the entire preceding fiscal year. Retail comparable store sales, which are based on retail facilities which were open the entire preceding fiscal year, increased 4.5% in the third quarter and 3.9% in the first three quarters.

  Since the third quarter of last year, ShopKo has opened two new stores (two in the second quarter of fiscal 1997, one of which is a relocation) and remodeled seven stores (six in the first quarter of fiscal 1997 and one in the third quarter of fiscal 1997) under the Vision 2000 format. During the third quarter, ShopKo opened two Vision Advantage stores which are stand alone optical centers of approximately 3,000 square feet.

  General merchandise sales had a strong performance in the third quarter and first three quarters, especially in apparel related categories.

  The increase in health services sales in the third quarter and the first three quarters is primarily due to growth in the prescription benefit management business and increases in the retail pharmacy and optical centers. Prescription benefit management business sales were $95.1 million this year compared to $19.5 million last year for the third quarter, an increase of 388.5%. Prescription benefit management business sales for the first three quarters increased 291.5% to $227.7 million this year versus $58.2 million last year. Retail pharmacy and optical center sales increased 9.4% and 9.1% for the third quarter and first three quarters of this year, respectively. Health services comparable sales for the third quarter and the first three quarters are based upon sales from healthcare services provided in retail stores, from the pharmacy mail service sales, and from prescription benefit management and claims processing activities in facilities which were open the entire preceding fiscal year.

  Gross Margin. The following table sets forth gross margin as a percent of net sales:

                                    THIRD QUARTER           YEAR-TO-DATE
                               ----------------------- -----------------------
                               FISCAL 1997 FISCAL 1996 FISCAL 1997 FISCAL 1996
                               ----------- ----------- ----------- -----------
Gross margin percent..........    22.2%       25.0%       23.0%       25.2%
Gross margin percent prior to
 LIFO charge..................    22.4%       25.2%       23.1%       25.4%

  The gross margin percentage decreased 2.8% and 2.2% for the third quarter and first three quarters, respectively. Continued growth in the lower gross margin prescription benefit management business accounted for the majority of the decreases, approximately 2.2% in the third quarter and 1.8% in the first three quarters. Other factors affecting the decreases in the gross margin percentages included the increased impact of managed care business on retail pharmacies and increased margin pressures in general merchandise. The gross margin percentages for the third quarter and the first three quarters reflect LIFO charges of $1.0 million and $2.9 million, respectively. This is compared to the prior year's LIFO expense of $1.0 million in the third quarter and $2.8 million in the first three quarters.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses as a percent of sales were 15.9% for the third quarter of fiscal 1997 compared to 18.0% for the same period last year. For the first three quarters, selling, general and administrative expenses as a percent of sales were 17.4% compared to 19.2% for the same period last year. The selling, general and administrative expenses as a percent of sales decreased 2.1% and 1.8% for the third quarter and first three quarters, respectively. Increased sales related to the prescription benefit management business accounted for the majority of the decreases, approximately 1.9% in the third quarter and 1.6% in the first three quarters.

  Interest Expense. Interest expense for the third quarter was 1.4% of sales versus 1.6% of sales for the same period last year. Interest expense as a percent of sales was 1.5% for the first three quarters of fiscal 1997 compared to 1.8% for the same period last year. This decrease is primarily due to increased sales and increased investment income.

 Fiscal Year Results

  The following table sets forth items from ShopKo's Consolidated Statements of Earnings as a percentage of net sales:

                                                      FISCAL YEARS ENDED
                                               --------------------------------
                                                FEB. 24,   FEB. 25,   FEB. 26,
                                                  1996       1995       1994
                                               (52 WEEKS) (52 WEEKS) (52 WEEKS)
                                               ---------- ---------- ----------
   Revenues:
     Net sales...............................    100.0%     100.0%     100.0%
     Licensed department rentals and other
      income.................................       .7         .7         .7
                                                 -----      -----      -----
                                                 100.7      100.7      100.7
   Costs and expenses:
     Cost of sales...........................     74.5       73.7       73.9
     Selling, general and administrative
      expenses...............................     18.4       19.2       19.8
     Depreciation and amortization expenses..      2.9        2.9        2.8
                                                 -----      -----      -----
                                                  95.8       95.8       96.5
   Income from operations....................      4.9        4.9        4.2
   Interest expense..........................      1.7        1.6        1.2
                                                 -----      -----      -----
   Earnings before income taxes..............      3.2        3.3        3.0
   Provision for income taxes................      1.2        1.3        1.2
                                                 -----      -----      -----
   Net earnings..............................      2.0%       2.0%       1.8%
                                                 =====      =====      =====

 Fiscal 1996 Compared to Fiscal 1995

  Net sales for fiscal 1996 (52 weeks) increased $115.1 million or 6.2% over fiscal 1995 (52 weeks). Consolidated comparable sales decreased 0.2% for fiscal 1996 compared to an increase of 0.7% in fiscal 1995. Changes in consolidated comparable sales for a fiscal year were based upon those facilities (both store and non-store) which were open for the entire preceding fiscal year. In fiscal 1996, comparable sales included pharmacy mail service, since it was open for the entire preceding fiscal year. On a comparable store basis, sales decreased 0.5% for fiscal 1996.

  ShopKo conducts business in two business segments: general merchandise and health services. General merchandise is conducted through retail stores. Health services include professional health care services provided in the retail stores and prescription benefit management services which are generally provided through other facilities. Beginning in fiscal 1997, health services will include vision benefit management services and decision support services
(DSS).

  General merchandise sales increased $13.2 million or 0.9% over fiscal 1995. Management of ShopKo attributes this sales increase to the opening of five new stores. Comparable store general merchandise sales decreased 2.1%. Management of ShopKo believes general merchandise sales were negatively impacted by a difficult retail environment, planned contraction of several departments and increased competitive entries.

  Health services sales increased $101.9 million or 28.1% over fiscal 1995. Management of ShopKo attributes this increase to growth in prescription benefit management sales of $74.0 million, increases in comparable sales and the opening of five new stores. Comparable sales increased 7.4% due to increased business in ShopKo's retail pharmacy and optical centers. Health services comparable sales were based upon sales generated from health care services provided in retail stores which were open for the entire preceding fiscal year and from the pharmacy mail service sales.

  Consolidated gross margins as percentages of sales were 25.5% and 26.3% for fiscal 1996 and 1995, respectively. The gross margin for fiscal 1996 includes a LIFO charge of $2.2 million. The gross margin for fiscal 1995 includes a LIFO credit of $2.0 million and a $5.5 million charge to reduce certain inventories to market value. Gross margin, before LIFO expense, was 25.6% in fiscal 1996 as compared to 26.2% in fiscal 1995. The decrease is primarily due to the impact of lower gross margin prescription benefit management sales.

  Consolidated selling, general and administrative expenses decreased 0.8% of net sales to 18.4% compared with 19.2% in fiscal 1995. Improvement of 0.6% of net sales is due to increased sales related to the prescription benefit management business and improvement of 0.2% of net sales is due to expense control initiatives in retail operations.

  ShopKo's operating earnings (earnings before interest and income taxes) increased 6.5% to $97.4 million in fiscal 1996 from $91.5 million in fiscal 1995. General merchandise operating earnings (earnings before corporate expenses, interest and income taxes) increased 8.1% to $73.1 million in fiscal 1996 compared to $67.6 million in fiscal 1995. This increase is primarily due to increased gross margin rates and expense control initiatives. Health services operating earnings increased in fiscal 1996 to $36.8 million compared to $36.5 million in fiscal 1995. This increase is primarily due to expense control initiatives and growth in prescription benefit management services but is reduced by lower gross margin rates in the retail pharmacies as a result of a larger percentage of sales coming from third party managed care business. Management of ShopKo anticipates continued gross margin pressure due to the increased managed care business.

  Interest expense in fiscal 1996 increased from the prior year by 0.1% of net sales to 1.7% of net sales. The increase reflects last year's issuance of long-term debentures.

 Fiscal 1995 Compared to Fiscal 1994

  Net sales for fiscal 1995 (52 weeks) increased $114.2 million or 6.6% over fiscal 1994 (52 weeks). ShopKo opened seven new stores and remodeled 32 stores in fiscal 1995. Consolidated comparable sales increased 0.7% for fiscal 1995 compared to 1.2% in fiscal 1994. Consolidated comparable sales increases for a fiscal year were based upon those stores which were open for the entire preceding fiscal year.

  General merchandise sales increased $78.1 million or 5.5% over fiscal 1994. Management of ShopKo attributes this sales increase to the opening of seven new stores. Comparable store general merchandise sales decreased 0.2%. Management of ShopKo believes general merchandise sales were negatively impacted by increased competition, reduced clearance sales this year compared to last year, the planned contraction of several departments and the disruption caused by the remodeling of 32 stores during fiscal 1995.

  Health services sales increased $36.1 million or 11.0% over fiscal 1994. Management of ShopKo attributes this increase to increases in comparable sales, expansion into claims processing activities, growth of the pharmacy mail service and the opening of seven new stores. Health services comparable store sales increased 4.5%, which is due to increased business in ShopKo's retail pharmacy and optical centers. Health services comparable sales increases for a fiscal year were based upon sales generated from health care services provided in those retail stores which were open for the entire preceding fiscal year. Sales from prescription benefit management services, pharmacy mail service and claims processing activities were not included in fiscal 1995 or fiscal 1994.

  Consolidated gross margins as percentages of sales were 26.3% and 26.1% for fiscal 1995 and 1994, respectively. The gross margin for fiscal 1995 includes a LIFO credit of $2.0 million and a $5.5 million charge to reduce certain inventories to market value. The gross margin for fiscal 1994 includes a LIFO charge of $3.7 million. Gross margin, before LIFO expense, was 26.2% in fiscal 1995 as compared to 26.3% in fiscal 1994.

  Consolidated selling, general and administrative expenses decreased 0.6% of net sales to 19.2% compared with 19.8% in fiscal 1994. The percentage decrease is primarily due to expense control initiatives, which were partially offset by increased costs associated with the operation of seven new stores and 32 store remodels during fiscal 1995.

  Depreciation and amortization expenses as percentages of sales were 2.9% and 2.8% for fiscal 1995 and 1994, respectively. The increase is primarily due to the opening of new stores and the remodeling of existing stores to the VISION 2000 format.

  ShopKo's operating earnings (earnings before interest and income taxes) increased 23.1% to $91.5 million in fiscal 1995 from $74.3 million in fiscal 1994. General merchandise operating earnings (earnings before corporate expenses, interest and income taxes) increased 14.3% to $67.6 million in fiscal 1995 compared to $59.2 million in fiscal 1994. This increase is primarily due to expense control initiatives. Health services operating earnings increased 22.4% in fiscal 1995 to $36.5 million compared to $29.9 million in fiscal 1994. This increase is primarily due to increased sales and increased gross margin percentage.

  Interest expense in fiscal 1995 increased from the prior year by 0.4% of net sales to 1.6% of net sales. The increase is primarily due to long-term borrowing which principally funded new stores, ShopKo's remodeling program and additional related working capital.

LIQUIDITY AND CAPITAL RESOURCES

  ShopKo relies primarily on cash generated from its operations, with its remaining funding requirements being met from the short-term $125 million revolving credit facility and, if needed, long-term borrowings. Cash provided from net earnings before depreciation and amortization was $66.7 million for the first three quarters of fiscal 1997 compared to $61.2 million for the same period last year. ShopKo had no borrowings outstanding under its revolving credit agreement at the end of the first three quarters of fiscal 1997 and fiscal 1996, respectively.

  Effective as of October 4, 1996, ShopKo's Credit Agreement was extended until October 4, 1997. The amount of borrowing available under the Credit Agreement was reduced from $175 million to $125 million. The Credit Agreement will terminate upon the consummation of the Combination and is expected to be replaced by a new credit agreement. See "The Transaction--Financing."

  ShopKo's principal use of cash in the first three quarters of fiscal 1997 was for working capital needs, for the CareStream Scrip Card acquisition discussed below and for the purchase of property, equipment and systems technology. During the first three quarters of fiscal 1997, working capital, excluding cash, increased $49.6 million. This increase resulted principally from increases in merchandise inventories net of accounts payable and from increases in receivables offset by increases in accrued liabilities related to the prescription benefit management business. During the first three quarters of fiscal 1996, working capital, excluding cash, decreased $18.3 million. This decrease resulted primarily from decreases in merchandise inventories net of accounts payable.

  ShopKo spent $23.6 million on capital expenditures (excluding acquisitions) in the first three quarters of fiscal 1997 compared to $33.9 million for the same period last year. ShopKo spent $53.0 million on capital expenditures in fiscal 1996, compared to $94.6 million in fiscal 1995 and $133.8 million in fiscal 1994. The following table sets forth the components of ShopKo's capital expenditures (in millions):

                                                  FORTY
                                               WEEKS ENDED      FISCAL YEAR
                                               NOVEMBER 30, ------------------
                                                   1996     1996  1995   1994
                                               ------------ ----- ----- ------
New stores....................................    $ 2.8     $14.9 $31.3 $ 82.4
Remodeling and refixturing....................      4.9      24.7  45.2   29.4
Distribution centers..........................      1.0       0.7   2.8    0.7
Management information and point-of-sale
 equipment and systems........................     10.4      11.7  14.8   20.1
Other.........................................      4.5       1.0   0.5    1.2
                                                  -----     ----- ----- ------
Total.........................................    $23.6     $53.0 $94.6 $133.8

  In fiscal 1997, ShopKo opened two new stores under the Vision 2000 format (one of which is a relocation) and two Vision Advantage stores, which are stand alone optical centers. ShopKo's store expansion and remodel plans for fiscal 1998 and after are under review, although ShopKo plans to open two additional Vision Advantage stores in the first quarter of fiscal 1998. ShopKo may consider the acquisition of existing retail stores or businesses, or health services businesses, or the construction or acquisition of stores which vary from ShopKo's existing stores. Such plans may be reviewed and revised from time to time in light of changing conditions. ShopKo's expansion and capital expenditure plans are under review in light of the Combination.

  With respect to store remodels, ShopKo completed 13 remodels under the Vision 2000 format during fiscal 1996. The rate of remodeling activity in fiscal 1996 was substantially reduced compared to fiscal 1995 and is expected to approximate the future annual level of major remodels based on a seven to ten year cycle. Remodels usually cost between $0.4 million to $1.5 million per store. ShopKo completed remodeling of seven stores in the first three quarters of fiscal 1997. One additional store will be remodeled in fiscal 1997. ShopKo has scheduled twenty stores for future remodeling over the next several years. Such remodeling will require an aggregate of approximately $20 to $25 million of additional capital expenditures. All such store remodels reflect the fixturing and merchandise assortment associated with the Vision 2000 concept. As with store expansion plans, remodeling plans are subject to change and normal delays.

  ShopKo's total capital expenditures for fiscal 1997 for new store construction, remodels, management information systems and other expenditures (excluding acquisitions) are anticipated to approximate $45-55 million, of which $40-45 million would relate to the existing retail business and $5-10 million to the health related businesses. Such plans may be reviewed and revised from time to time in light of changing conditions.

  On August 2, 1996, ShopKo completed the acquisition of CareStream Scrip Card from FoxMeyer Health. CareStream Scrip Card is a prescription benefit management company which is being integrated with ShopKo's ProVantage subsidiary. The purchase price was $30.5 million in cash, with a supplemental cash payment of between $1.5 million and $5.0 million due between six months and five years after August 2, 1996. The purchase price was funded from ShopKo's available cash.

  On October 4, 1996, ShopKo (i) acquired the remaining 3% of the common stock of Bravell, Inc. which ShopKo did not acquire in January 1995, (ii) extinguished all remaining contingent payment obligations to the former shareholders of Bravell, Inc., and (iii) terminated the former shareholders' employment agreements. The present value of the extinguished payment obligations was approximately $12.0 million. The acquisition agreement provides for the issuance by ShopKo on an installment sale basis of 572,531 ShopKo Shares to the former Bravell, Inc. shareholders. Such ShopKo Shares are required to be delivered on the first to occur of: (i) one business day prior to the Effective Date, or (ii) the later of: (x) March 31, 1997, and (y) the date ShopKo publicly announces its financial results for its fiscal year ending February 22, 1997. Under certain circumstances, ShopKo has the right to reacquire ShopKo Shares issued to the former Bravell, Inc. shareholders for cash based on a 30-day average trading price.
INFLATION

  Inflation has not had a significant effect on the results of operations of ShopKo or its internal and external sources of liquidity.

                 PHAR-MOR SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data of Phar-Mor and its subsidiaries is based on, and should be read in conjunction with, Phar-Mor's consolidated financial statements including the notes thereto appearing elsewhere herein.

                                PHAR-MOR, INC.

                     SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN MILLIONS, EXCEPT PER SHARE DATA)

                                      SUCCESSOR
                                       PHAR-MOR                       PREDECESSOR PHAR-MOR
                          ---------------------------------- ------------------------------------------------
                            26 WEEKS     17 WEEKS   43 WEEKS   9 WEEKS     52 WEEKS     53 WEEKS     39 WEEKS
                             ENDED        ENDED      ENDED      ENDED       ENDED        ENDED        ENDED
                          DECEMBER 28, DECEMBER 30, JUNE 29, SEPTEMBER 2,  JULY 1,      JULY 2,      JUNE 26,
                              1996         1995       1996       1995      1995(B)        1994         1993
                          ------------ ------------ -------- ------------  --------     --------     --------
Net sales...............     $555.5       $357.2     $874.3     $182.0     $1,412.7     $1,852.2     $1,434.3
Income (loss) from
 continuing operations..       (2.7)         3.7        2.5      (10.4)(a)    (53.1)(c)   (142.8)(d)    (82.2)(e)
Income (loss) per share
 from continuing
 operations.............       (.23)         .30        .21       (.19)        (.98)       (2.64)       (1.52)

                            AS OF        AS OF      AS OF      AS OF      AS OF    AS OF    AS OF
                         DECEMBER 28, DECEMBER 30, JUNE 29, SEPTEMBER 2, JULY 1,  JULY 2,  JUNE 26,
                             1996         1995       1996       1995       1995     1994     1993
                         ------------ ------------ -------- ------------ -------- -------- --------
Total assets............    $394.3       $402.1     $363.5     $390.2    $  531.3 $  680.1 $  861.0
Long-term debt and
 capital leases.........     145.3        154.2      149.2      151.0         --       --       --
Liabilities subject to
 settlement.............       --           --         --         --      1,155.0  1,182.1  1,253.0

--------
Note:

  Phar-Mor emerged from bankruptcy in September 1995. In accordance with fresh-start reporting, reorganization value was used to record the assets and liabilities of Phar-Mor at September 2, 1995 (the "Fresh Start Date"). Accordingly, the selected consolidated financial data as of December 28, 1996, December 30, 1995, September 2, 1995 and June 29, 1996 and for the 26 weeks ended December 28, 1996, the 17 weeks ended December 30, 1995 and the 43 weeks ended June 29, 1996, is not comparable in material respects to such data for prior periods. Furthermore, Phar-Mor's results of operations for periods prior to September 11, 1995, the effective date of Phar-Mor's bankruptcy plan of reorganization, are not necessarily indicative of results of operations that may be achieved in the future.
--------
(a)Excludes an extraordinary gain of $775 million on debt discharged pursuant to Phar-Mor's bankruptcy; and includes the gain for revaluation of assets and liabilities under fresh-start reporting of $8 million and reorganization costs of $16.8 million.
(b) Excludes the results of 25 stores after July 2, 1994 and the results of 41 stores after May 6, 1995, closed as part of Phar-Mor's restructuring prior to emergence from bankruptcy.
(c) Includes reorganization costs of $51.2 million, including $53.7 million for costs of downsizing, less $7.6 million gain on sale of assets held for sale.
(d) Includes reorganization costs of $53.2 million, including $43 million for costs of downsizing, and $53.2 million to write down property and equipment to lower of appraised or net book value.
(e) Includes reorganization costs of $16.7 million.

               PHAR-MOR MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  The discussion of results of operations that follows is based upon, and should be read in conjunction with, Phar-Mor's consolidated financial statements including the notes thereto appearing elsewhere herein. The discussion of liquidity and capital resources is based upon Phar-Mor's current financial position. The accompanying financial review reflects the significant impact of the events leading up to and following Phar-Mor's emergence from bankruptcy. Certain information regarding Phar-Mor's bankruptcy and its bankruptcy plan of reorganization is set forth in "Description of Phar-Mor-- History."

  Upon Phar-Mor's emergence from bankruptcy, Phar-Mor adopted the principles of fresh-start reporting as of the Fresh Start Date to reflect the impact of the reorganization. As a result of the application of fresh-start reporting, the financial condition and results of operations of Phar-Mor for dates and periods subsequent to the Fresh Start Date shall not necessarily be comparable to those prior to such date.

RECENT DEVELOPMENTS AND OUTLOOK

  Phar-Mor's results of operations and financial condition reflect the impact of the recapitalization effected pursuant to its bankruptcy plan of reorganization and the consolidation of operations following August 17, 1992, Phar-Mor's bankruptcy petition date.

  Phar-Mor has significantly restructured its debt obligations. Phar-Mor has converted approximately $855 million of debt obligations to equity, obtained a $9.5 million net cash equity infusion, and entered into a $100 million revolving credit facility (the "Phar-Mor Revolving Credit Facility") See "-- Financial Condition and Liquidity."

  In addition, since August 1992, Phar-Mor has put in place a series of programs that are designed to reduce its expense structure and improve its operations. These programs resulted in the closing of 209 stores and three warehouses, the elimination of 75% of corporate level staff and the implementation of three major information system improvements.

  Management believes that the recapitalization and the specific steps taken to streamline Phar-Mor's business operations since Phar-Mor's bankruptcy have yielded a significant improvement in Phar-Mor's operating and financial profile. The restructuring of Phar-Mor's debt obligations has significantly reduced interest expense and enhanced financial flexibility. As a result of the consolidation program, Phar-Mor has significantly reduced the fixed cost elements of cost of sales and selling, general and administrative expenses partially offset by declines in sales and gross margin dollars.

NEW MARKETING APPROACH AND STORE REMODEL PROGRAM

  Comparable store sales decreased 5.9% for fiscal year 1994, 4.5% for fiscal year 1995 and 7.3% for the first six months of fiscal year 1996. On January 14, 1996, Phar-Mor launched a new marketing approach which included price reductions on over 3,000 items, adopted an "everyday low price" strategy on substantially all products and increased advertising by increasing the frequency and number of pages of circulars. The new marketing approach has been well received by customers, and, as a result, the negative sales trend has been reversed. Comparable store sales increased 3.0% for the first six months of fiscal year 1997 as compared with the first six months of fiscal year 1996. Phar-Mor intends to continue its new marketing approach while increasing profitability by lowering advertising expenditures, reducing or eliminating certain promotional discount programs and managing retail prices on selected items based upon competitive positioning.

  During the first six months of fiscal year 1997 Phar-Mor completed the remodeling of two stores to Phar-Mor's new drug store prototype and completed the remodeling of four stores to Phar-Mor's new "club store" prototype. In connection with such remodelings, approximately $1.4 million in additional selling, general and administrative expenses were incurred for advertising and additional wages during the first six months of fiscal year 1997. Phar-Mor believes that this additional expenditure was required to reintroduce these stores to its customer base in order to increase its market share and compete effectively. Sales for the six remodeled stores increased 16.5% in December 1996 over December 1995, as compared to a 1.0% December 1996 comparable store sales increase for the total chain. After the initial six month reintroduction period, Phar-Mor plans to reduce selling, general and administrative expenditures to normal levels. Phar-Mor plans to remodel four additional stores by the end of the current fiscal year.

  Although there can be no assurance, management believes that Phar-Mor now is in a position to enhance future profitability. Management also believes that additional gains may be realized through further reduction of expenses and refinement of Phar-Mor's business operations.

RESULTS OF OPERATIONS

  The following table sets forth the number of retail stores operated between years:

                                                          FISCAL YEAR ENDED
                                                       -------------------------
                                                       JUNE 29, JULY 1,  JULY 2,
                                                       1996(A)   1995     1994
                                                       -------- -------  -------
       Stores, beginning of period....................   143      168      168
       Closed stores..................................   (41)     (25)     --
       Stores, end of period..........................   102      143(b)   168

--------
(a) Includes the nine weeks ended September 2, 1995 (Predecessor Phar-Mor) and the forty-three weeks ended June 29, 1996 (Successor Phar-Mor).
(b) Includes 41 stores in the process of closing July 1, 1995.

  The historical results of operations exclude the results of the 25 stores closed in fiscal year 1995 (as part of Phar-Mor's restructuring) after the date their closing was decided (July 2, 1994) and the results of 41 stores closed in fiscal year 1996 (also part of Phar-Mor's restructuring) after the date their closing was decided (May 6, 1995).

  Phar-Mor's results of operations for the 43 weeks ended June 29, 1996 are not comparable to its results of operations for prior periods due to Phar-Mor's adoption of fresh-start reporting as of the Fresh Start Date. See Note 2 of Phar-Mor's Notes to Consolidated Financial Statements included elsewhere herein. For the purposes of the following discussion, the following pro forma results of operations for the 52 weeks ended June 29, 1996 (fiscal year 1996) and the fifty-two weeks ended July 1, 1995 (fiscal year 1995) will be compared.

Unaudited Pro Forma Consolidated Statements of Operations

  The unaudited pro forma statements of operations present consolidated results of operations of Phar-Mor and its subsidiaries for the twenty-six weeks ended December 30, 1995 (see Note 6 of Phar-Mor's Notes to Unaudited Condensed Consolidated Financial Statements), and for fiscal years 1996 and 1995 as if Phar-Mor's bankruptcy plan of reorganization was effective July 2, 1994 and includes adjustments to reflect the implementation of fresh-start reporting as of July 2, 1994; the elimination of the 41 stores closed in July 1995 from the results of fiscal year 1995; the effects of non-recurring transactions resulting from Phar-Mor's bankruptcy plan of reorganization; and certain payments to creditors pursuant to Phar-Mor's bankruptcy plan of reorganization as of July 2, 1994. See Notes 1 and 2 of Phar-Mor's Notes to Consolidated Financial Statements included elsewhere herein.


  RESULTS FOR THE TWENTY-SIX WEEKS ENDED DECEMBER 28, 1996 COMPARED TO THE PRO FORMA TWENTY-SIX WEEKS ENDED DECEMBER 30, 1995 (ALL DOLLAR AMOUNTS IN THOUSANDS)


  Sales for the first half of fiscal year 1997 increased 3.0% compared to the first half of fiscal year 1996 primarily due to Phar-Mor's new marketing approach, which was launched January 14, 1996. Comparable store sales for the first half of fiscal year 1997 increased 2.8% to $554,457 from $539,163 for the same period last year.

  Cost of sales as a percentage of sales was 81.9% for the first half of fiscal year 1997 compared to 81.1% for the first half of fiscal year 1996, a 0.8% increase. This increase was primarily due to lower product margins resulting from Phar-Mor's new everyday low price marketing plan.

  Selling, general and administrative expenses as a percentage of sales was 15.3% for the first half of fiscal year 1997 compared to 14.6% for the first half of fiscal year 1996. This increase was primarily due to increased advertising associated with Phar-Mor's new marketing plan, increased advertising and store payroll in remodeled stores and preopening costs associated with the opening of a new store in December.

  Phar-Mor recorded $2,185 in expenses related to the Combination during the second quarter of fiscal 1997. Management believes that $1,777 of these Transaction expenses are "common" expenses and should be shared on an equitable basis with ShopKo. Although the parties have not reached agreement on the specific allocation of these expenses, the parties are currently negotiating a cost-sharing arrangement with respect to these expenses, which would include reimbursement by ShopKo to Phar-Mor of certain of these expenses paid or incurred to date.

  Depreciation and amortization expense was $10,247 for the first half of fiscal year 1997 compared to $9,187 for the first half of fiscal year 1996, an increase of $1,060. The increase was the result of depreciation on capital expenditures made since the first quarter of fiscal year 1996.

  Net interest expense was $5,845 for the first half of fiscal year 1997 compared to net interest expense of $6,325 for the first half of fiscal year 1996, a $480 decrease. The decrease in interest expense was primarily due to an increase in interest income for the first half of fiscal year 1997. The pro forma fiscal year 1996 results assumed Phar-Mor would not have earned any interest income prior to its emergence from bankruptcy in September 1995.

                                PHAR-MOR, INC.
  PRO FORMA RESULTS OF OPERATIONS FOR THE FIFTY-TWO WEEKS ENDED JUNE 29, 1996
                  AND THE FIFTY-TWO WEEKS ENDED JULY 1, 1995

                                       52 WEEKS ENDED       52 WEEKS ENDED
                                        JUNE 29, 1996        JULY 1, 1995
                                      ------------------   ------------------
Sales...............................  $1,056,252  100.00 % $1,107,222  100.00 %
Less:
 Cost of goods sold, including
  occupancy and distribution costs..     875,148   82.86 %    900,814   81.36 %
 Selling, general and administrative
  expenses..........................     149,458   14.15 %    158,009   14.27 %
 Chapter 11 professional fee accrual
  adjustment........................      (1,530)  (0.15)%        --      --
 Depreciation and amortization......      18,319    1.73 %     18,725    1.69 %
                                      ----------  ------   ----------  ------
Income from operations before
 interest and income taxes..........      14,857    1.41 %     29,674    2.68 %
Interest expense....................     (17,465)  (1.65)%    (16,990)  (1.53)%
Interest income.....................       8,614    0.81 %        --      --
                                      ----------  ------   ----------  ------
Income before income taxes..........       6,006    0.57 %     12,684    1.15 %
Income tax provision................       2,676    0.25 %      5,074    0.46 %
                                      ----------  ------   ----------  ------
Net income..........................  $    3,330    0.32 % $    7,610    0.69 %
                                      ==========  ======   ==========  ======

  PRO FORMA RESULTS FOR THE 52 WEEKS ENDED JUNE 29, 1996 (FISCAL YEAR 1996) COMPARED TO THE PRO FORMA RESULTS FOR THE 52 WEEKS ENDED JULY 1, 1995 (FISCAL YEAR 1995) (ALL DOLLAR AMOUNTS IN THOUSANDS)

  Comparable store sales for fiscal year 1996 were down $50,970 or 4.6% from fiscal year 1995. This is due to the fact that Phar-Mor has not opened a new store since September 1992, while competitors have opened a significant number of new stores in the markets where Phar-Mor operates and the negative impact of continued penetration of third-party prescription plans and its impact on Phar-Mor's pharmacy business. Sales improved over the last two quarters of fiscal year 1996 as a result of Phar-Mor's new marketing approach, which was launched January 14, 1996. Comparable store sales increased .04% in the fourth quarter of fiscal year 1996 with June increasing 2.96%. The new marketing approach included retail price reductions on over 3,000 items and additional advertising.

  Gross profit for fiscal year 1996 was 1.50% of sales lower than fiscal year 1995. Phar-Mor's new marketing approach, which included retail price reductions on over 3,000 items, resulted in a lower product gross margin. Inventory shrink and damage expenses were reduced by .42% of sales in fiscal year 1996 over fiscal year 1995.

  Selling, general and administrative expenses for fiscal year 1996 were 0.12% of sales lower than fiscal year 1995. Increases in advertising expenses to support the new marketing approach were more than offset by a 16.8% reduction in corporate overhead costs.

  Fiscal year 1996 included $5,479 in interest income on invested cash and also included $3,135 in interest income received on federal income tax refunds. The pro forma fiscal year 1995 results assumed Phar-Mor would not have earned any interest income.

RESULTS FOR THE 43 WEEKS ENDED JUNE 29, 1996

  Phar-Mor emerged from bankruptcy on September 11, 1995 operating 102 stores in 18 states.

  On January 14, 1996 Phar-Mor launched a new marketing approach which included retail price reductions on over 3,000 items and additional advertising. Sales improved during the six months ended June 29, 1996 as a result of the new marketing approach. Comparable store sales increased .04% in the fourth quarter of fiscal 1996 compared with the same period in the prior year, and increased 2.96% for the fiscal month of June 1996 (the four weeks ended June 29, 1996) compared to the same period of the prior year.

  Sales and gross margins by product type for the forty-three weeks ended June 29, 1996 were as follows:

                                                                   PERCENTAGE
                                                       PERCENTAGE   OF TOTAL
                                                        OF TOTAL  PRODUCT GROSS
                                                         SALES       MARGIN
                                                       ---------- -------------
Drug Store:
  Includes health & beauty care products, cosmetics,
   greeting cards, seasonal goods and other general
   merchandise........................................     45%         53.2%
Consumables:
  Includes grocery, snacks, beer, wine, tobacco and
   soft drinks........................................     27%         14.5%
Pharmacy:
  Includes prescription drugs.........................     25%         23.7%
Video, music and video rentals........................      3%          8.6%
                                                          ---         -----
Total.................................................    100%        100.0%

For the 43 weeks ended June 29, 1996 other items included in cost of goods sold (warehouse and transportation costs, cash discounts, inventory shrink, promotional discounts and vendor rebates and promotional allowances) totaled
 .8% of sales. Gross margin is also reduced by store occupancy costs which were 4.0% of sales for the period.

  Selling, general and administrative expenses were 14.1% of sales for the forty-three weeks ended June 29, 1996. Phar-Mor continued to be effective at increasing employee productivity and as a result store wages and benefits were the same percentage of sales as the prior year, despite a 3.8% sales decline from the same period of the prior year. Increases in advertising expenses to support Phar-Mor's new marketing approach were more than offset by a 16.4% reduction in corporate overhead costs.

  Phar-Mor earned $8,614 in interest income during the period, $3,135 of which was interest received on federal income tax refunds.

                                PHAR-MOR, INC.
       RESULTS OF OPERATIONS FOR THE FIFTY-TWO WEEKS ENDED JULY 1, 1995
                 AND THE FIFTY-THREE WEEKS ENDED JULY 2, 1994

                                          52 WEEKS ENDED      53 WEEKS ENDED
                                           JULY 1, 1995        JULY 2, 1994
                                         ------------------  ------------------
Sales..................................  $1,412,661  100.00% $1,852,244  100.00%
Costs of goods sold, including
 occupancy and distribution costs......   1,156,928   81.90%  1,522,722   82.21%
                                         ----------          ----------
Gross profit...........................     255,733   18.10%    329,522   17.79%
Selling, general and administrative
 expenses..............................     199,863   14.15%    276,887   14.95%
Write-down of property to lower of
 appraised or net book value...........         --      --       53,211    2.87%
Depreciation and amortization..........      24,643    1.74%     55,401    2.99%
                                         ----------          ----------
Income (loss) from operations before
 interest expense, reorganization items
 and income taxes......................      31,227    2.21%    (55,977)  -3.02%
Interest expense.......................      33,324    2.36%     33,878    1.83%
                                         ----------          ----------
Loss before reorganization items and
 income taxes..........................      (2,097)  -0.15%    (89,855)  -4.85%
Reorganization items...................      51,158    3.62%     53,239    2.87%
                                         ----------          ----------
Loss before income tax benefit.........     (53,255)  -3.77%   (143,094)  -7.73%
Income tax benefit.....................        (111)  -0.01%       (331)  -0.02%
                                         ----------          ----------
Net income (loss)......................  $  (53,144)  -3.76% $ (142,763)  -7.71%
                                         ==========          ==========

  RESULTS FOR THE 52 WEEKS ENDED JULY 1, 1995 COMPARED TO 53 WEEKS ENDED JULY 2, 1994 (ALL DOLLAR AMOUNTS IN THOUSANDS)

  During the 52 weeks ended July 1, 1995, Phar-Mor closed 25 stores after conducting going out of business ("GOB") sales. The projected costs of closing the stores was recorded as of July 2, 1994 (Phar-Mor's previous year end). In May 1995, Phar-Mor announced the closing of an additional 41 stores and began GOB sales at such stores. These additional 41 stores were closed in July 1995. The projected costs of closing these stores was recorded as of May 6, 1995. Consequently, the actual operating results for the 52 weeks ended July 1, 1995 included below are for 143 stores for the first 44 weeks of the period and 102 continuing stores for the remaining eight weeks of the period. The operating results for the 53 weeks ended July 2, 1994 included above are for 168 stores.

  Net retail sales for the 52 weeks ended July 1, 1995 were $1,412,661, which was 22.5% less than the comparable 52 week period in 1994 and is primarily due to the closing of the 41 stores discussed above. Net retail sales for the 102 continuing stores for the comparable period declined by 4.5%. Generally, this decrease in sales is attributable to (i) the fact that Phar-Mor has not opened new stores since September 1992, while competitors have opened a significant number of new stores in those markets where Phar-Mor continues to operate and
(ii) the negative impact of continued penetration of third party prescription plans and its impact on Phar-Mor's pharmacy business.

  The gross profit improvement of 0.31% of sales for the 52 weeks ended July 1, 1995, compared to the 53 weeks ended July 2, 1994, is primarily a result of Phar-Mor realizing the full benefit of the margin enhancement program instituted during the 53 weeks ended July 2, 1994.

  Selling, general and administrative expenses were 0.80% of sales lower for the 52 weeks ended July 1, 1995 compared to the 53 weeks ended July 2, 1994. This is a result of cost reduction programs implemented during the 53 weeks ended July 2, 1994 and acceleration of the cost reduction activities planned for fiscal year 1995.

  The decrease in depreciation and amortization expense for the 52 weeks ended July 1, 1995, compared to the 53 weeks ended July 2, 1994, is due primarily to the write-down of property and equipment that resulted from closing 66 stores and a $53,211 charge to write-down property and equipment to the lower of appraised or net book value as of July 2, 1994 based on an independent appraisal undertaken in 1994. The appraisal included a physical inspection of property and equipment at Phar-Mor's corporate headquarters, warehouse and selected retail store locations. The appraisal was undertaken because Phar-Mor lacked reliable historical accounting records for property and equipment as a result of the fraud and because the adverse business conditions concealed by the fraud dictated an assessment of whether the carrying amount of property and equipment was overstated. (The adjustment was recorded at July 2, 1994; consequently, depreciation included in depreciation and amortization for fiscal 1994 was computed on the unadjusted balances of property and equipment).

  The decrease in interest expense for the 52 weeks ended July 1, 1995, compared to the 53 weeks ended July 2, 1994, is due primarily to repayment of approximately $123,000 of principal on prepetition secured debt from the net proceeds of GOB sales and was partially offset by an increase in interest rates under Phar-Mor's prepetition revolving credit agreements.

  The decrease in reorganization items is due to an increase in interest income from higher level of funds invested and higher interest rates, gains on sales of real property in Boardman, Ohio and Jacksonville, Florida, recognition of a gain in insurance settlement from a claim Phar-Mor asserted against its insurance carrier seeking reimbursement of monies allegedly embezzled by certain former officers of Phar-Mor, and partially offset by increased costs associated with closing of an additional 66 stores.

FINANCIAL CONDITION AND LIQUIDITY (ALL DOLLAR AMOUNTS IN THOUSANDS)

  Phar-Mor's cash position as of December 28, 1996 was $108,158. Phar-Mor's cash position may fluctuate as a result of seasonal merchandise purchases and timing of payments.

  On September 11, 1995, Phar-Mor entered into the Phar-Mor Revolving Credit Facility with Bank America Business Credit, Inc. ("BABC"), as agent, and other financial institutions (collectively, the "Lenders"), that established a credit facility in the maximum amount of $100,000.

  Borrowings under the Phar-Mor Revolving Credit Facility may be used for working capital needs and general corporate purposes. Up to $50,000 of the Phar-Mor Revolving Credit Facility at any time may be used for standby and documentary letters of credit. The Phar-Mor Revolving Credit Facility includes restrictions on, among other things, additional debt, capital expenditures, investments, dividends and other distributions, mergers and acquisitions, and contains covenants requiring Phar-Mor to meet a specified quarterly minimum "EBITDA Coverage Ratio" (i.e., the sum of earnings before interest, taxes, depreciation and amortization, as defined, divided by interest expense), calculated on a rolling four quarter basis, and a monthly minimum net worth test. As of the date hereof, Phar-Mor believes it is in compliance with all such financial covenants.

  Credit availability under the Phar-Mor Revolving Credit Facility at any time is the lesser of the Aggregate Availability (as defined in the Phar-Mor Revolving Credit Facility) or $100,000. Availability under the Phar-Mor Revolving Credit Facility, after subtracting amounts used for outstanding letters of credit, was $76,829 at June 29, 1996. The Phar-Mor Revolving Credit Facility establishes a first priority lien and security interest in the current assets of Phar-Mor, including, among other items, cash, accounts receivable and inventory.

  Advances made under the Phar-Mor Revolving Credit Facility bear interest at the Bank America reference rate plus 1/2% or, at the option of Phar-Mor, the London Interbank Offered Rate ("LIBOR") plus the applicable margin (as defined in the Phar-Mor Revolving Credit Facility), which ranges between 1.50% and 2.00%. Under the terms of the Phar-Mor Revolving Credit Facility, Phar-Mor is required to pay a commitment fee of 0.28125% per annum on the unused portion of the Phar-Mor Revolving Credit Facility, letter of credit fees and certain other fees.

  There were no outstanding advances under the Revolving Credit Facility at any time during the forty-three weeks ended June 29, 1996. As of December 28, 1996, there were letters of credit in the amount of $5,282 outstanding under the Phar-Mor Revolving Credit Facility. The Phar-Mor Revolving Credit Facility expires on the earlier of the Effective Date and August 30, 1998.

  Pursuant to Phar-Mor's bankruptcy plan of reorganization, Phar-Mor and its lenders agreed to a restructuring of Phar-Mor's obligations. The resulting new debts are discussed in Notes 8 and 9 of Phar-Mor's Notes to Consolidated Financial Statements.

  During the twenty-six weeks ended December 28, 1996, Phar-Mor's cash position increased by $3,893. Net cash provided from operating activities was $24,724. The major sources of cash from operating activities were depreciation and amortization of $10,247 and an increase in accounts payable of $34,995, which were partially offset by an increase in merchandise inventories of $17,196 and an increase in accounts receivable of $4,639. Capital expenditures of $11,431 and additions to video rental tapes of $4,723 were paid for with funds from operations and Phar-Mor's excess cash position. Net cash used for financing activities of $4,677 consists of principal payments on lease obligations of $2,943 and principal payments on long term debt of $1,734.

  Phar-Mor's cash position decreased $3,665 during the 43 weeks ended June 29, 1996 as cash provided by operating activities of $16,014 was offset by $13,829 in cash used for investing activities and $5,850 in cash used for financing activities.

  Phar-Mor generated cash from operations of $16,014 after payments of chapter 11 professional fees of $19,476. Inventories declined $15,534 during the 43 weeks ended June 29, 1996 due to continued emphasis on inventory control and review of product category profitability. As part of this review Phar-Mor determined that the music category of goods was not providing an adequate return on the inventory invested and decided to exit the music category of goods. The liquidation of this inventory resulted in a $5,713 reduction in inventory during the 43 weeks ended June 29, 1996.

  Phar-Mor increased its cash position by $5,606 from operations and investing activities during the 9 weeks ended September 2, 1995 and used $121,933 for bankruptcy reorganization activities including cash distributions pursuant to its bankruptcy plan of reorganization. Consequently, the net decrease in cash position during the 9 week period ended September 2, 1995 was $116,327. Other significant sources and uses of cash during the period were as follows:

  . Phar-Mor generated $8,129 from operations after net interest expense
    (including adequate protection payments) and professional fees actually paid that were associated with the bankruptcy proceedings, which totaled $6,479.
  . Phar-Mor invested $649 in property and equipment and $1,874 in rental video tapes. Phar-Mor generated $11,951 in net proceeds from GOB sales.

  . Phar-Mor paid $1,079 of equipment capital lease obligations.

  During the 52-week period ended July 1, 1995, Phar-Mor's cash position increased $29,056. The significant sources and uses of cash for the period were as follows:

  . Phar-Mor generated $84,164 of cash from operations after net interest expense (including adequate protection payments) and professional fees actually paid that were associated with the bankruptcy proceedings, which together totaled $32,592.

  . Phar-Mor generated $78,323 from GOB sales and sale of real property in Boardman, Ohio and Jacksonville, Florida. Of this amount $46,330 was paid to reduce principal on the Prepetition Revolving Credit Agreement and senior notes. Phar-Mor also received $3,194 from the sale of leasehold interests in 13 of the closed stores.

  . Phar-Mor invested $9,088 in property and equipment. The investments were primarily for store right-sizing, merchandising fixtures and financial systems. Phar-Mor invested $11,925 in video rental tapes.

  . Phar-Mor paid $3,744 of equipment capital lease obligations from December
    1994 (the date the new leases became effective) through July 1, 1995.

  From October 22, 1992 to the effective date of Phar-Mor's bankruptcy plan of reorganization, Phar-Mor had debtor-in-possession revolving credit facilities. The maximum amount available under the facilities ranged from $150,000 to $50,000 during the pendency of the bankruptcy cases. Phar-Mor never borrowed under the facilities, utilizing the credit availability only for standby letters of credit of which the maximum amount outstanding during the pendency of the bankruptcy cases was $9,814.

  During the 53 weeks ended July 2, 1994, Phar-Mor's cash position decreased by $87,242. The significant sources and uses of cash for the period were as follows:

  . Phar-Mor generated $26,331 of cash from operations, after net interest expense and professional fees associated with the bankruptcy proceedings, which together totaled $39,400.

  . Phar-Mor invested $12,904 in property and equipment. The majority of funds were invested in computer system development and implementation of POS scanning system. When fully implemented, these systems are expected to assist in controlling inventories and shrink at the store level and increase labor efficiencies. Further, Phar-Mor has invested in store remodeling to enhance merchandising presentation.

  . Phar-Mor invested $13,756 for rental video tape inventory.

  . Phar-Mor made principal payments of $76,300 against the Prepetition
    Revolving Credit Agreement and Senior Notes, using proceeds from the store closing sales completed by July 1993.

  . Phar-Mor made payments of $12,655 against liabilities required to be satisfied in the bankruptcy proceedings. Generally, these payments were for settlements with equipment financiers and amounts due landlords for rent, common area maintenance, and real estate taxes that accrued between August 17, 1992 and the date leases on closed stores were rejected.

TRENDS, DEMANDS, COMMITMENTS, EVENTS OR UNCERTAINTIES (ALL DOLLAR AMOUNTS IN THOUSANDS)

  Management believes the availability of the Phar-Mor Revolving Credit Facility, together with Phar-Mor's current cash position and expected cash flows from operations for fiscal year 1997 will enable Phar-Mor to fund its working capital needs and capital expenditures. Achievement of expected cash flows from operations is dependent upon, among other things, Phar-Mor's attainment of sales, gross profit and expense levels that are consistent with its financial projections, and there can be no assurance that Phar-Mor will achieve its expected cash flows. In connection with the proposed Transaction, Phar-Mor is seeking the consent of its Lenders under the Phar-Mor Revolving Credit Facility to continue or to replace the facility. There can be no assurance that Phar-Mor will obtain the consents necessary to maintain the facility.

  Investment activities for fiscal year 1997 are expected to total $39,486. The major expenditures are expected to be (i) video rental tapes ($9,399),
(ii) redesigning and remodeling of existing stores ($8,873), (iii) systems and technology ($7,069), and (iv) new stores ($3,601). Phar-Mor expects to finance and meet its obligations for these capital expenditures through internally generated funds and the use of the Phar-Mor's current cash position.

INFLATION

  Inflation has not had a significant effect on the results of operations of Phar-Mor or its internal and external sources of liquidity.

                          DESCRIPTION OF CABOT NOBLE

GENERAL

  Cabot Noble was incorporated in July 1996 as a Delaware corporation for the purpose of facilitating the Transaction. Cabot Noble has not conducted any activities other than in connection with its organization and the Transaction. Upon consummation of the Combination, each of Phar-Mor and ShopKo will be a wholly owned subsidiary of Cabot Noble. Cabot Noble will have its headquarters in Green Bay, Wisconsin. Cabot Noble's fiscal year will end on the Saturday falling closest to January 31 in each calendar year.

  Cabot Noble's business initially will be the combined operations of Phar-Mor and ShopKo, its proposed wholly owned subsidiaries. These operations are more fully described in "Description of Phar-Mor" and "Description of ShopKo." The property of Cabot Noble will be the properties of Phar-Mor and ShopKo, as more fully described in "Description of Phar-Mor--Properties" and "Description of ShopKo--Properties." Cabot Noble is a newly formed corporation and is not currently subject to any legal proceedings. For a discussion of legal proceedings relating to Phar-Mor and ShopKo, see "Description of Phar-Mor-- Legal Proceedings" and "Description of ShopKo--Legal Proceedings." While management of Cabot Noble believes that the Transaction will create a combined entity with resources to compete more effectively on a national basis, Cabot Noble will be subject to the same competitive factors described under "Description of Phar-Mor--Competition" and "Description of ShopKo-- Competition" and subject to some of the same risks and limitations as Phar-Mor and ShopKo as detailed in "Risk Factors."

  Management of Cabot Noble will review the operations of Phar-Mor and ShopKo and, upon completion of such review, will develop plans and proposals regarding the integration or combination of various aspects of the respective businesses of ShopKo and Phar-Mor.

DIRECTORS AND EXECUTIVE OFFICERS

  As of the Effective Date, the following persons will be the directors and/or executive officers of Cabot Noble:

NAME                     AGE POSITION
----                     --- --------
Robert M. Haft..........  44 Chairman of the Board and Chief Executive
                              Officer, Cabot Noble and Phar-Mor
Dale P. Kramer..........  57 Director, Cabot Noble; President and Chief Executive Officer, ShopKo
Abbey J. Butler.........  59 Director
Melvyn J. Estrin........  52 Director
Linda Haft..............  46 Director
Malcolm T. Hopkins......  68 Director
Richard M. McCarthy.....  60 Director
                             Director
                             Director
                             Director

                [other executive officers to be provided]

  For information concerning Robert Haft and [each of the Phar-Mor executive officers and directors listed above,] see "Description of Phar-Mor--Directors and Executive Officers." For information concerning [each of] the ShopKo executive officers listed above, see "Description of ShopKo--Executive Officers of ShopKo."

  At present, it is anticipated that Robert Haft will be the only named executive officer of Cabot Noble from and after the Effective Date. It is anticipated that certain of the named executive officers of Phar-Mor and ShopKo will also perform services on behalf of Cabot Noble. ShopKo and Phar-Mor have held discussions concerning, but have not agreed, whether or not certain of such executive officers would become named executive officers of Cabot Noble on or after the consummation of the Combination. See "Risk Factors--Dependence on Key Personnel".

  The Cabot Noble Certificate provides that the number of directors of Cabot Noble will be not less than three (3) nor more than sixteen (16), subject to the rights, if any, of holders of preferred stock to elect additional directors. It is intended that, from and after the Effective Date, the Cabot Noble Board will consist of ten directors, including (i) the six current members of the Phar-Mor Board, (ii) one additional director to be designated by the Phar-Mor Board in accordance with the provisions of the Combination Agreement (the "Phar-Mor Designee"), (iii) Dale P. Kramer and (iv) two additional directors to be designated by the ShopKo Board in accordance with the provisions of the Combination Agreement (the "ShopKo Designees"). It is possible, however, that the Cabot Noble Board may initially consist of as few as seven directors, as the Phar-Mor Board and the ShopKo Board have not named their respective designees to the Cabot Noble Board as of February , 1997. ShopKo has agreed in the Combination Agreement to use reasonable efforts to designate the ShopKo nominees to the Cabot Noble Board prior to the Effective Date.

  Directors are divided into three classes serving staggered three-year terms. At each annual meeting of Cabot Noble's stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms and until their successors are elected and qualified. The
terms of         will expire at the 1997 annual meeting of stockholders, the
terms of         will expire at the 1998 annual meeting of stockholders, and
the terms of         will expire at the 1999 annual meeting of stockholders.
Officers are elected by, and serve at the discretion of, the Cabot Noble
Board.

  The Cabot Noble Certificate provides that the Cabot Noble Board shall have a majority of "independent directors"; provided, however, that the Cabot Noble Board as initially constituted pursuant to the Combination Agreement does not need to meet such requirement. Any director elected or appointed to fill a vacancy in the initial Cabot Noble Board (other than a vacancy attributable to a director who is, at the time such vacancy is created, the Chief Executive Officer of Cabot Noble) or a vacancy resulting from an increase in the size of the Cabot Noble Board shall be an independent director until such time as a majority of the Cabot Noble Board consists of independent directors. An "independent director" is defined in the Cabot Noble Certificate as a director who is not (a) an affiliate of Cabot Noble (except solely because such person is a director of Cabot Noble), or (b) a present or former officer or employee or any family member of an officer, director or employee, of Cabot Noble or its subsidiaries.

MANAGEMENT COMPENSATION

  The directors and executive officers of Cabot Noble will receive no compensation from Cabot Noble prior to the Effective Date. Certain of the directors and executive officers of Cabot Noble are currently directors and/or executive officers of Phar-Mor or ShopKo and are entitled to compensation and certain other employment benefits from Phar-Mor and ShopKo, as set forth more fully in "Description of Phar-Mor--Employment Contracts and Termination of Employment and Change-in-Control Agreements" and "Description of ShopKo-- Employment Agreements--Executive Officers". See also "Risk Factors--Interests of Management" and "Certain Transactions" for a discussion of certain interests of the directors and executive officers of Phar-Mor and ShopKo in the Transaction.

  The following table sets forth the annual cash compensation Cabot Noble intends to pay commencing as of the Effective Date to its chief executive officer, each of its other four most highly compensated executive officers and to all executive officers as a group, for services to be rendered in all capacities to Cabot Noble and its subsidiaries.

 NAE OF INDIVIDUALM                                                                      ANTICIPATED
   OR NUMBER OF                                                                             ANNUAL
  PRSONS IN GROUPE                          CAPACITIES IN WHICH TO SERVE                 COMPENSATION
------------------          ------------------------------------------------------------ ------------
   Robert M. Haft.......... Chairman of the Board and Chief Executive Officer                (a)
   Dale P. Kramer.......... President and Chief Executive Officer, ShopKo                 $  750,000(b)
   M. David Schwartz....... President and Chief Operating Officer, Phar-Mor                  960,000(c)
   William J. Podany....... Executive Vice President and Chief Operating Officer, ShopKo     616,000(b)
   Jeffrey A. Jones........ Senior Vice President and Chief Financial Officer, ShopKo        455,000(b)
   Executive Officers as a
    group
    (8 persons)............                                                               $3,806,500

--------
(a) See "Description of Phar-Mor--Employment Contracts and Termination of Employment and Change-in-Control Arrangements."
(b) Includes minimum bonus payments of $250,000, $176,000 and $130,000 for Messrs. Kramer, Podany and Jones, respectively, payable by ShopKo in fiscal year 1998. See "Certain Transactions--ShopKo Employment Agreements--Executive Officers."
(c) Includes a guaranteed bonus payment by Phar-Mor of $360,000 for fiscal year 1997. See "Description of Phar-Mor--Employment Contracts and Termination of Employment and Change-in-Control Arrangements" and "Certain Transactions--Phar-Mor Employment Agreements--Executive Officers."

EMPLOYMENT CONTRACTS

  Certain of the directors and executive officers of Cabot Noble have entered into employment contracts with Cabot Noble or the proposed subsidiaries of Cabot Noble, which will be effective as of the Effective Date. See "Description of Phar-Mor--Employment Contracts and Termination of Employment and Change-in-Control Agreements" and "Description of ShopKo--Employment Agreements--Executive Officers" for a discussion of the relevant employment contracts of each of these proposed subsidiaries.

DIRECTOR REMUNERATION

  Following the completion of the Transaction, each director of Cabot Noble who is not also an employee of Cabot Noble or any of its subsidiaries will receive an annual retainer fee of $25,000 and an attendance fee of $1,000 ($2,000 in the case of a committee chairman) for each meeting of the Cabot Noble Board, and of each of the committees of the Cabot Noble Board attended, other than committee meetings occurring on a date on which a board meeting is scheduled. All directors also will be reimbursed for travel and other out-of-pocket expenses incurred by them in attending board or committee meetings.

  Pursuant to Cabot Noble's Director Stock Plan described below, directors (including directors that are employees of Cabot Noble or its subsidiaries) will receive an annual grant of options to purchase 5,000 Cabot Noble Shares, and may elect to receive Cabot Noble Shares in lieu of all or a portion of their annual retainers. Directors may elect to defer payment of all or a portion of their annual retainers under a non-qualified, unfunded deferred compensation plan. Deferred amounts will be invested, at the election of the director, in an interest-bearing account or a stock equivalent account. The amounts deferred, plus any appreciation thereon, will be paid in cash on the dates specified by the director. See "--Director Stock Plan."

  Pursuant to Cabot Noble's Phantom Stock Plan described below, Cabot Noble will credit certain non-employee directors annually with that number of Cabot Noble Shares whose aggregate fair market value on a date as specified under Cabot Noble's Phantom Stock Option Plan equals the amount of the then current annual retainer payable to such director, or such other amount as may be determined by resolution of the Compensation Committee of the Cabot Noble Board. The award is not in the form of actual Cabot Noble Shares, and no shares will be set aside for the benefit of such directors under the Cabot Noble Phantom Stock Plan. The number of shares in each phantom stock account is subject to adjustment for dilution and otherwise as set forth in Cabot Noble's Phantom Stock Plan. See "--Director Phantom Stock Plan."

  Cabot Noble may, from time to time and in the sole discretion of the Cabot Noble Board, grant additional options to directors under Cabot Noble's Director Stock Plan, Stock Incentive Plan and Phantom Stock Plan, each of which is described below. It is currently intended that all grants under such plans will be in addition to any annual fees to be paid to directors.

STOCK INCENTIVE PLAN

  Cabot Noble has adopted the Cabot Noble, Inc. 1997 Stock Incentive Plan (the "Stock Incentive Plan") in order to attract, reward and retain key personnel (including officers, whether or not directors) of Cabot Noble and its subsidiaries (including Phar-Mor and ShopKo) and certain other closely related eligible persons who provide substantial services to such entities ("Eligible Persons") and to provide them with long-term incentives that are linked to the performance of the Cabot Noble Shares.

  The Stock Incentive Plan is administered by the Compensation Committee of the Cabot Noble Board (the "Administrator"). A maximum of 5,500,000 Cabot Noble Shares (subject to adjustment) may be issued upon the exercise of awards granted under the Stock Incentive Plan. As of the Effective Date, a total of 1,000,000 Cabot Noble Shares will be subject to options granted under such plan.

  The Stock Incentive Plan authorizes the issuance of options and (subject to plan limitations) certain stock appreciation rights ("SARs"). As is customary in incentive plans of this nature, the number and kind of shares available under the Stock Incentive Plan, share limits, and shares subject to outstanding awards are subject to adjustment in the event of certain reorganizations, recapitalizations, stock splits, stock dividends, spin-offs, property distributions or other similar extraordinary transactions or events in respect of Cabot Noble or the Cabot Noble Shares. Cabot Noble Shares relating to options or SARs that are not exercised or that expire or are canceled will again become available for grant purposes under the Stock Incentive Plan to the extent permitted by law and the plan. Awards may be repriced or otherwise amended after grant, provided that the amendment does not adversely affect the holder's rights without his or her consent. A maximum of 300,000 Cabot Noble Shares may be subject to options that during any twelve-month period are granted to any individual Eligible Person under the Stock Incentive Plan.

  The exercise price under the Stock Incentive Plan generally may not be less than the fair market value of one Cabot Noble Share on the date of grant or such greater amount as may be determined by the Administrator. An option may either be an incentive stock option, as defined in the Code, or a non-qualified stock option. An incentive stock option may not be granted to a person who owns more than 10% of the total combined voting power of all classes of shares of Cabot Noble and its subsidiaries unless the exercise price is at least 110% of the fair market value of the Cabot Noble Shares subject to the option and such option by its terms is not exercisable after expiration of five years from the date such option is granted. The aggregate fair market value of the Cabot Noble Shares (determined at the time the option is granted) for which incentive stock options may be first exercisable by an option holder during any calendar year under the Stock Incentive Plan or any other plan of Cabot Noble or its subsidiaries may not exceed $100,000. To the extent the aggregate fair market value of such Cabot Noble Shares at the date of grant exceeds $100,000, the incentive stock options for those Cabot Noble Shares are treated as non-qualified stock options. A non-qualified stock option is not subject to any of these limitations.

  Full payment for shares purchased on the exercise of any option must be made at the time of such exercise in cash, in exchange for a promissory note by the option holder in favor of Cabot Noble, by notice and third party payment, in Cabot Noble Shares having a fair market value equal to the option exercise price (either directly or by attestation), or any combination of cash, promissory notes, third party payment and shares. In addition, option holders may be permitted by the Administrator to reduce the number of shares to be issued by Cabot Noble, deliver already owned Cabot Noble Shares (either directly or by attestation) or obtain Cabot Noble financed loans in order to satisfy applicable tax withholding requirements.

  Subject to early termination or acceleration provisions (which are summarized below), an option generally will be exercisable, in whole or in part, from the date specified in the related award agreement until the expiration date, all as determined by the Administrator. Earlier expiration may occur following a termination of service. In no event, however, is an option under the Stock Incentive Plan exercisable more than ten years after its date of grant.

  In its discretion, the Administrator may grant an SAR concurrently with or following the grant of an option, including in circumstances involving a Change in Control (as defined in the Stock Incentive Plan) or termination of service, which SAR may extend to all or a portion of the shares covered by such Option. An SAR is the right to receive payment of an amount equal to the excess of the Fair Market Value (as defined in the Stock Incentive Plan) of Cabot Noble Shares on the date of exercise of the SAR over the exercise price of the related option. The Administrator, in its discretion, may provide for payment upon exercise of an SAR to be solely in Cabot Noble Shares (valued at Fair Market Value at date of exercise), in cash, or in a combination of Cabot Noble Shares and cash, or leave the election of cash or stock to the participant, subject to any applicable legal requirements. No SARs were outstanding as of the Effective Date, although future options may include provisions authorizing the Administrator, in the future, to permit an offset of shares issuable (valued at their then fair market value) in lieu of the payment of the exercise price and/or tax withholding obligation.

  The Administrator will have the right to establish, in connection with an option grant, the effect of a termination of employment on the rights and benefits under each option granted to an Eligible Person, and the Administrator may make distinctions based upon the cause of termination.

  Upon the occurrence of either (A) a Change in Control Event (as defined in the Stock Incentive Plan) or (B) under other circumstances (such as a termination of service), the Administrator, in its discretion, may provide for acceleration or extension of the exercisability of awards, or provide for certain other limited benefits, which may include SARs, under some or all awards and may determine the extent, duration and other conditions of such additional rights by amendment to outstanding awards or otherwise.

  The Cabot Noble Board may terminate or amend the Stock Incentive Plan, subject to the rights of holders of outstanding options. If an amendment would
(i) materially increase the benefits accruing to Eligible Persons under the Stock Incentive Plan, (ii) materially increase the aggregate number of shares that may be issued under the Stock Incentive Plan, or (iii) materially modify the eligibility requirements for participation under the Stock Incentive Plan, the amendment, to the extent deemed necessary by the Cabot Noble Board or the Administrator or then required by applicable law, must be approved by the shareholders.

  No taxable income will be recognized by an option holder upon the grant of a non-qualified stock option. Upon exercise of a non-qualified stock option, the option holder will realize ordinary income in an amount measured by the excess of the Fair Market Value of the shares acquired on the date of exercise over the exercise price, and Cabot Noble will be entitled to a corresponding deduction. The option holder's tax basis for the shares acquired will be equal to their fair market value on the date of exercise. Upon a subsequent sale or exchange of the shares, the participant will recognize short-term or long-term capital gain or loss equal to the difference between the amount realized and the tax basis for the shares sold or exchanged. Cabot Noble will not be entitled to any further deduction at that time.

  No taxable income will be recognized by an option holder upon the grant of an incentive stock option nor upon its exercise, provided that the exercise occurs, in general, during employment or within three months after termination of employment. However, the excess of the Fair Market Value of the shares acquired by such exercise over their option price is included in determining the option holder's alternative minimum taxable income subject to the alternative minimum tax. If shares acquired pursuant to an incentive stock option are not sold or otherwise disposed of within two years from the date the option is granted and within one year after the date of exercise, any gain or loss resulting from disposition of the stock will be treated as long-term capital gain or loss. If shares acquired upon exercise of an incentive stock option are disposed of prior to the expiration of such holding periods, the option holder will recognize ordinary income in the year of such disposition in an amount equal to the excess of the lesser of the Fair Market Value of the shares on the date of exercise and the Fair Market Value of the shares on the date of disposition, over their exercise price. Any remaining gain or loss will be long or short-term capital gain or loss, depending on how long the shares were held.

  Cabot Noble will not be entitled to any deduction as a result of the grant or exercise of an incentive stock option, or on a later disposition of the stock received, except that in the event of a sale of shares received on exercise in a disqualifying disposition (as described above), Cabot Noble will be entitled to a deduction equal to the amount of ordinary income recognized by the option holder.

  No taxable income will be recognized by a participant upon the grant of an SAR, and Cabot Noble will not be entitled to a deduction. Upon the exercise of an SAR, the participant will generally recognize ordinary income in an amount equal to the cash and/or Fair Market Value of the shares received, and Cabot Noble will be entitled to a corresponding deduction. If a participant receives shares of stock, then the amount recognized as ordinary income becomes the participant's tax basis for determining gain or loss (taxable either as short-term or long-term capital gain or loss, depending on whether or not the shares are held for more than one year) on the subsequent sale of such stock. The holding period for such shares commences as of the date ordinary income is recognized.

  If, as a result of a Change in Control Event, a participant's awards become immediately exercisable, the additional economic value, if any, attributable to the acceleration may be deemed a "parachute payment." The additional value will be deemed a parachute payment if such value, when combined with the value of other amounts or payments that are deemed to result from the change in control, equals or exceeds a threshold amount equal to 300% of the participant's average annual taxable compensation for the five calendar years preceding the year in which the change in control occurs. In such case, the excess of the total parachute payments over such participant's average annual taxable compensation will be subject to a 20% non-deductible excise tax in addition to any income tax payable. Cabot Noble will not be entitled to a deduction for the portion of any parachute payment that is subject to the excise tax and the excess parachute payment will reduce the $1 million limit under Section 162(m) of the Code described below.

  Notwithstanding the foregoing discussion of the deductibility of compensation under the Stock Incentive Plan by Cabot Noble, Section 162(m) of the Internal Revenue Code renders non-deductible to a publicly-held company compensation to certain employees required to be named in its Summary Compensation Table in excess of $1 million in any year, unless such excess compensation is performance-based (as defined) or is otherwise exempt from these limits on deductibility. The applicable conditions of an exemption for performance-based compensation (which includes options granted at fair market value) include, among others, certain substantive, objective standards, shareholder approval and administrative requirements. No assurances can be given that the applicable law or regulations will not change or that compensation under the Stock Incentive Plan to such persons will be deductible by Cabot Noble.

DIRECTOR STOCK PLAN

  Cabot Noble has adopted the Cabot Noble, Inc. 1997 Director Stock Plan (the "Director Stock Plan"). The Cabot Noble Board believes that the ownership of Cabot Noble Shares by directors supports the maximization of long-term shareholder value by aligning the interests of directors with those of shareholders. The Director Stock Plan is designed to facilitate the ownership of Cabot Noble Shares by directors. The purpose of the Director Stock Plan is to promote the long-term growth of Cabot Noble by enhancing its ability to attract and retain highly qualified and capable directors with diverse backgrounds and experience and by increasing the proprietary interest of directors in Cabot Noble.

  Under the Director Stock Plan, each director will receive an annual grant of an option to purchase 5,000 Cabot Noble Shares. If a director begins service on a date other than the date of the annual meeting of Cabot Noble Shareholders in any year, the number of shares subject to the option shall be prorated. In the case of the Cabot Noble Board to be appointed upon the consummation of the Transaction, those Board members who received grants of Phar-Mor Shares pursuant to the Phar-Mor Director Stock Plan in Phar-Mor's fiscal year 1996 will not receive any grants under Cabot Noble's Director Stock Plan as of the Effective Date. The other members of the Cabot Noble Board will receive a portion of their annual grants prorated to the Effective Date, pursuant to the terms of the Director Stock Plan.

  In addition to the annual grants of options under the Director Stock Plan, each director may elect to receive Cabot Noble Shares in lieu of all or a portion of his or her annual retainer. The number of Cabot Noble Shares issuable in the event of such election will be based upon the fair market value per Cabot Noble Share (as defined in the Director Stock Plan) on February 1st in the year of such election, and will be determined by dividing such fair market value into the amount of the annual retainer that the director elected to receive in Cabot Noble Shares.

  A maximum of 250,000 Cabot Noble Shares will be available for the award of shares and the grant of options under the Director Stock Plan, subject to adjustment in the event of stock splits, stock dividends or changes in corporate structure affecting Cabot Noble Shares. To the extent a stock option granted under the Director Stock Plan expires or terminates unexercised, the Cabot Noble Shares allocable to the unexercised portion of such option will be available for awards under the Director Stock Plan. In addition, to the extent that shares are delivered (actually or by attestation) to pay all or a portion of an option exercise price, such shares will become available for awards under the Director Stock Plan.

  The exercise price per share of all stock options granted under the Director Stock Plan will be 100% of the fair market value per Cabot Noble Share (as defined by the Director Stock Plan) on the grant date. Options granted under the Director Stock Plan vest and are exercisable immediately, and may be exercised until the fifth anniversary of the date of grant. Options may be exercised either by the payment of cash in the amount of the aggregate option price or by surrendering (or attesting to ownership of) Cabot Noble Shares owned by the participant for at least six months prior to the date the option is exercised, or a combination of both, having a combined value equal to the aggregate option price of the shares subject to the option or portion of the option being exercised. Any option or portion thereof that is not exercised on or before the fifth anniversary of the date of grant shall expire.

  The federal income tax consequences of options under the Director Stock Option Plan are the same as those described above for non-qualified options under the Stock Incentive Plan.

  The Director Stock Plan is administered by the Compensation Committee of the Cabot Noble Board. The Cabot Noble Board may amend or terminate the Director Stock Plan at any time, but the terms of any option granted under the Director Stock Plan may not be adversely modified without the participant's consent.

DIRECTOR PHANTOM STOCK PLAN

  The Cabot Noble, Inc. 1997 Director Phantom Stock Plan (the "Phantom Stock Plan") awards certain deferred compensation to any director of Cabot Noble who is not an employee of Cabot Noble or a subsidiary of Cabot Noble and who has served as a director of Cabot Noble, ShopKo or Phar-Mor for at least three years (an "Eligible Director"). Under the Phantom Stock Plan, Cabot Noble will establish a phantom stock account for each Eligible Director which is credited annually by that number of Cabot Noble Shares whose aggregate fair market value on a date as specified under the Phantom Stock Plan equals the amount of the then current annual retainer payable to such Eligible Director, or such other amount as may be determined by resolution of the Compensation Committee of the Cabot Noble Board. The award is not in the form of actual Cabot Noble Shares, and no Cabot Noble Shares will be set aside for the benefit of Eligible Directors under the Phantom Stock Plan. The number of shares in each phantom stock account is subject to adjustment for dilution and otherwise as set forth in the Phantom Stock Plan. On the Effective Date, all amounts in Phar-Mor director phantom stock accounts created pursuant to the Phar-Mor Phantom Stock Plan will be credited to Cabot Noble phantom stock accounts under the Phantom Stock Plan. No grants will be made pursuant to the Phantom Stock Plan on the Effective Date. Rather, all Eligible Directors will receive their first grants thereunder upon the first annual grant date following the Effective Date as determined pursuant to the Phantom Stock Plan.

  Awards made under the Phantom Stock Plan are payable solely in cash upon the effective date of the first to occur of: (1) the Eligible Director's resignation from the Cabot Noble Board; (2) the Eligible Director's failure to be elected or re-elected to the Cabot Noble Board; (3) the retirement of the Eligible Director from the Board; or (4) death or permanent disability of the Eligible Director. The amount of the payment will be calculated based upon the fair market value of the shares of phantom stock recorded in the Eligible Director's phantom stock account (including all accrued cash dividends) as of the date of distribution.

  No taxable income will be recognized by a director upon the grant of a phantom stock award, and Cabot Noble will not be entitled to any deduction. A director will recognize ordinary income upon payment in satisfaction of such award equal to such payment, and Cabot Noble will be entitled to a corresponding deduction.

PRO FORMA BENEFICIAL OWNERSHIP OF CABOT NOBLE SHARES

  Set forth in the following table is certain information with respect to the beneficial ownership of Cabot Noble upon consummation of the Transaction, and certain information with respect to the beneficial ownership of Cabot Noble by
(i) each pro forma holder of five percent or more of the outstanding Cabot Noble Shares, (ii) all individuals who will be directors of Cabot Noble as of the Effective Date, (iii) the executive officers named in the Summary Compensation Table under "--Management Compensation;" and (iv) all directors and executive officers as of the Effective Date as a group. This table assumes that all Phar-Mor Shares and ShopKo Shares will be exchanged for Cabot Noble Shares, and that all outstanding options and warrants to acquire Phar-Mor Shares or ShopKo Shares will convert to Cabot Noble Options or Cabot Noble Warrants, respectively. A person or entity is considered to "beneficially own" any shares (i) over which such person or entity exercises sole or shared voting or investment power or (ii) which such person or entity has the right to acquire at any time within 60 days (e.g., through the exercise of options or warrants).

                                                                NUMBER OF
                                                  PERCENT  CABOT NOBLE SHARES
      NAME AND ADDRESS OF  AMOUNT AND NATURE OF     OF    WHICH MAY BE ACQUIRED
      BENEFICIAL OWNER(1) BENEFICIAL OWNERSHIP(2)  CLASS    WITHIN 60 DAYS(3)
      ------------------- ----------------------- ------- ---------------------
Heartland Advisors,              5,592,654(4)(5)   7.8%               --
 Inc.....................
 790 North Milwaukee
 Street
 Milwaukee, Wisconsin
 53202
Hamilton Morgan,                 4,908,435(6)      6.9%           204,402(7)
 L.L.C. .................
 3000 K Street, N.W.,
 Suite 105
 Washington, D.C. 20008
Robert M. Haft...........        4,908,435(8)      6.9%           204,402(7)
 20 Federal Plaza West
 Youngstown, Ohio 44501
FoxMeyer Health                  4,908,435(8)      6.9%           204,402(7)
 Corporation.............
 55910 N. Central Expwy,
 Ste 178
 Dallas, Texas 75206
supervalu inc............        4,625,743(4)      6.5%               --
 11840 Valley View Road
 Eden Prairie, MN 55440
Dale Kramer..............        1,373,750(4)      1.9%         1,099,000(4)(9)
 700 Pilgrim Way
 P.O. Box 19060
 Green Bay, Wisconsin
 54307-9060
William J. Podany........          588,750(4)         *           490,625(4)(9)
 700 Pilgrim Way
 P.O. Box 19060
 Green Bay, Wisconsin
 54307-9060
Jeffrey A. Jones.........          314,000(4)         *           314,000(4)(9)
 700 Pilgrim Way
 P.O. Box 19060
 Green Bay, Wisconsin
 54307-9060
M. David Schwartz........          176,250            *           170,000(9)
 20 Federal Plaza West
 Youngstown, Ohio 44501
Abbey J. Butler..........        4,918,435(10)     6.9%            10,000(11)
 55910 N. Central Expwy,
 Ste 178
 Dallas, Texas 75206
Melvyn J. Estrin.........        4,918,435(10)     6.9%            10,000(11)
 55910 N. Central Expwy,
 Ste 178
 Dallas, Texas 75206
Linda Haft...............           10,000            *            10,000(11)
 20 Federal Plaza West
 Youngstown, Ohio 44501
Richard M. McCarthy......           11,304            *            10,000(11)
 20 Federal Plaza West
 Youngstown, Ohio 44501

                                                                NUMBER OF
                                                  PERCENT  CABOT NOBLE SHARES
      NAME AND ADDRESS OF  AMOUNT AND NATURE OF     OF    WHICH MAY BE ACQUIRED
      BENEFICIAL OWNER(1) BENEFICIAL OWNERSHIP(2)  CLASS    WITHIN 60 DAYS(3)
      ------------------- ----------------------- ------- ---------------------
Malcolm T. Hopkins......            10,000            *            10,000(10)
 20 Federal Plaza West
 Youngstown, Ohio 44501
All Directors and
 Executive Officers,
 including those named
 above, as a Group (8
 persons)...............         7,412,489(4)(12)  10.6%        2,539,057(4)

--------
 (*less than 1%)

 (1) No director or executive officer is the beneficial owner of other equity securities of Cabot Noble or any of its subsidiaries.
 (2) Unless otherwise indicated, each person or entity has sole investment power and sole voting power with respect to the Cabot Noble Shares beneficially owned by such person or entity.
 (3) This column lists the number of Cabot Noble Shares which the named person
     or entity has the right to acquire within 60 days after       1997
     through the exercise of Cabot Noble Options and Cabot Noble Warrants. The shares shown in this column are included in the Amount and Nature of Beneficial Ownership column.

 (4) Assumes a ShopKo Exchange Ratio of 3.140.

 (5) Based on a Schedule 13G filed by Heartland Advisors, Inc. on February 14, 1997. Heartland Advisors, Inc. has sole voting power with respect to 5,137,668 Cabot Noble Shares and sole dispositive power with respect to 5,592,654 Cabot Noble Shares, assuming a ShopKo Exchange Ratio of 3.14.

 (6) Includes 3,750,000 Cabot Noble Shares owned directly by Hamilton Morgan, and (i) 954,033 Cabot Noble Shares held directly by FoxMeyer Health, (ii) 91,902 Cabot Noble Shares subject to purchase by FoxMeyer Health within 60 days upon exercise of Cabot Noble Warrants and (iii) 112,500 Cabot Noble Shares subject to purchase by Mr. Haft within 60 days upon exercise of Cabot Noble Options (all such shares held directly by FoxMeyer Health and subject to purchase by FoxMeyer Health and Mr. Haft being collectively referred to herein as the "Proxy Shares"). Hamilton Morgan has been granted sole voting power over the Proxy Shares as a result of irrevocable proxies granted to Hamilton Morgan by FoxMeyer Health and Mr. Haft. See "Description of Phar-Mor--Potential Changes in Control." Information concerning beneficial ownership of Cabot Noble Shares by FoxMeyer Health is based on information furnished to Phar-Mor as of September 27, 1996 by FoxMeyer Health. For further information about developments potentially affecting the beneficial ownership and/or voting rights of the Cabot Noble Shares to be held by Hamilton Morgan, FoxMeyer Health and Messrs., Haft, Butler and Estrin, see "Description of Phar-Mor--Security Ownership of Certain Beneficial Owners and Management" and "Risk Factors--Hamilton Morgan Issues."

 (7) Includes 91,902 Cabot Noble Shares subject to purchase by FoxMeyer Health within 60 days upon exercise of Cabot Noble Warrants and 112,500 Cabot Noble Shares subject to purchase by Mr. Haft within 60 days upon exercise of Cabot Noble Options awarded to Mr. Haft (of which Cabot Noble Options to purchase 102,500 Cabot Noble Shares were awarded under the Stock Incentive Plan). Pursuant to Mr. Haft's employment agreement with Phar-Mor, if the Transaction is consummated, Mr. Haft would have the right to terminate his employment and accelerate the vesting of his options. Mr. Haft has indicated to the Phar-Mor Board that he would consider an amicable termination of his Phar-Mor employment agreement under certain conditions, including his employment as the Chairman and Chief Executive Officer of Cabot Noble under an employment agreement to be negotiated. See "Description of Phar-Mor--Employment Contracts and Termination of Employment and Change-in-Control Arrangements" and note 8 below.

 (8) Includes 3,750,000 Cabot Noble Shares held directly by Hamilton Morgan and the 1,158,435 Proxy Shares with respect to which Hamilton Morgan has sole voting power. See note 4 above. Pursuant to the terms of the Hamilton Morgan LLC Agreement, all of such Cabot Noble Shares may be voted only with the unanimous consent of Hamilton Morgan's members. As of September 13, 1996, Robert M. Haft and his wife, Mary Z. Haft, as tenants by the entirety, owned 30.2% of the membership interests in Hamilton Morgan, Robert Haft is the president of Hamilton Morgan and FoxMeyer Health owned 69.8% of the membership interests in Hamilton Morgan. Accordingly, each of FoxMeyer Health and Mr. Haft have shared voting power with respect to all Cabot Noble Shares beneficially owned by Hamilton Morgan. The Proxy Shares include options to purchase 51,250 Cabot Noble Shares awarded to Mr. Haft under the Stock Incentive Plan. For further information about developments potentially affecting the beneficial ownership and/or voting rights of the Cabot Noble Shares to be held by Hamilton Morgan, FoxMeyer Health and Messrs. Haft, Butler and Estrin, see "Description of Phar-Mor--Security Ownership of Certain Beneficial Owners and Management" and "Risk Factors--Hamilton Morgan Issues."

 (9) All such Cabot Noble Shares are subject to purchase by the indicated person within 60 days upon exercise of options subject to the Stock Incentive Plan.

(10) Messrs. Butler and Estrin are co-chairmen of the board, co-chief executive officers and major shareholders of FoxMeyer Health. Messrs. Butler and Estrin disclaim beneficial ownership of the 4,908,435 Cabot Noble Shares shown as being beneficially owned by FoxMeyer Health and Hamilton Morgan. See Note 8 above.

(11) All such Cabot Noble Shares are subject to purchase within 60 days by the indicated person upon exercise of options subject to the Director Stock Plan.

(12) Includes 4,908,435 Cabot Noble Shares which Mr. Haft is deemed to beneficially own, as described above in note 8.

                             DESCRIPTION OF SHOPKO

GENERAL

  ShopKo was founded in 1961 and was acquired by supervalu in 1971. In October 1991, ShopKo completed the initial public offering of ShopKo Shares. ShopKo's principal executive offices are located at 700 Pilgrim Way, Green Bay, Wisconsin 54304, and its telephone number is (414) 497-2211. As used herein, unless otherwise indicated, "ShopKo" includes ShopKo Stores, Inc. and its consolidated subsidiaries.

  ShopKo is a leading regional retailer engaged in the business of providing general merchandise and health services through its retail stores. As of December 31, 1996, ShopKo operated 130 retail stores in 18 Upper Midwest, Pacific Northwest and Western Mountain states. ShopKo is also engaged in the business of providing health services through its subsidiary, ProVantage, which specializes in prescription benefit management, mail service pharmacy, vision benefit management and health care decision support services. These businesses are conducted throughout the United States. ShopKo has recently launched a free-standing optical center strategy, which will begin with four stores by the end of fiscal 1997.

  ShopKo conducts business in two business segments: general merchandise and health services. General merchandise is the sale of softline and hardline/home goods in retail stores. Health services include professional pharmacy and optical services provided in the retail stores and the above-referenced ProVantage services which are provided through other facilities. Financial information about these segments is included in Note K of ShopKo's Notes to Consolidated Financial Statements.

  ShopKo's net sales derived from sales of softline goods were approximately 23% in fiscal year 1996 and 22% in fiscal years 1995 and 1994. Net sales derived from sales of hardline/home goods were approximately 54%, 58% and 59% in fiscal years 1996, 1995 and 1994, respectively. ShopKo's net sales derived from health services were approximately 23%, 20% and 19% in fiscal years 1996, 1995 and 1994, respectively. Net sales in the first half of fiscal 1997 derived from sales of softline goods were approximately 25%, net sales from sales of hardlines/home goods were approximately 43%, and net sales derived from health services were approximately 32%. The above sales percentages have been restated to reflect how ShopKo currently manages its merchandise assortment.

  ShopKo's fiscal year ends on the last Saturday of February. For example, fiscal 1996 was the period from February 26, 1995 to February 24, 1996.

MERCHANDISING PHILOSOPHY--MANAGEMENT

  ShopKo is committed to offering quality merchandise and service in its stores to meet customers' lifestyle requirements for casual apparel, home, health and family, selling products at prices which communicate value. ShopKo strives to differentiate itself from its competition.

  Continuous improvement and enhancement of the Vision 2000 concept is accomplished through ShopKo's multidisciplinary Senior Merchandising and Marketing Team ("SMMT"). Headed by the Chief Operating Officer, the SMMT consists of ShopKo's senior executives from the areas of merchandising, logistics and replenishment, advertising, in-store marketing and store operations. The SMMT seeks to create a performance-driven culture predicated on fast, friendly customer service. The SMMT has recently completed an intensive reengineering of the work processes of ShopKo's central organization and store operations. The reengineered work processes require centralized decisions with respect to product selection, pricing, space utilization and marketing to allow store personnel to focus solely on overall customer satisfaction through inventory in-stock position, creation of a friendly shopping environment and simplification of the shopping experience to allow customers to complete their shopping as quickly as they desire.

  With respect to general merchandise, ShopKo's goal is to improve performance by meeting customer needs more quickly and having more of what people expect as their lifestyle needs change. ShopKo merchandise has been reorganized into stratified categories that are defined and driven by customer lifestyles and end usage. This stratification process has allowed ShopKo to identify and prioritize growth potentials based on the changing lifestyle needs of its customers. Through an "infrastructural funding process", ShopKo management allocates store shelf space, inventory commitments and external advertising space among the various categories of merchandise. Heavier infrastructure commitments are given to those categories in which ShopKo has achieved market dominance and other categories believed by ShopKo management to have the potential to become categories of dominance. Regular and systematic analysis of category stratification is performed at various levels as part of ShopKo's business planning process.

MERCHANDISING AND SERVICES--GENERAL MERCHANDISE

  ShopKo carries a wide selection of branded and private label "softline" goods such as women's, men's and children's apparel, shoes, jewelry, health and beauty aids, cosmetics and accessories and "hardline/home" goods such as housewares, home textiles, household supplies, home entertainment products, small appliances, furniture, music/videos, toys, sporting goods, social occasion products, candy, snack foods, seasonal and everyday basic categories. ShopKo's stores carry a broad assortment of merchandise, thus providing customers with a convenient one-stop shopping source for everyday items. ShopKo's accommodating customer service policies provide customers with a pleasant shopping experience.

  ShopKo believes that it offers leading brand names in its merchandise lines, concentrating on brands which have wide customer acceptance and provide quality and value. In addition, ShopKo has well-developed private label programs. ShopKo subjects its private label merchandise and direct imports to independent testing and certification for product performance safety and fit. In addition, ShopKo's in-house quality assurance and technical design team analyzes and develops the quality of its fashion offerings. This allows ShopKo to deliver a better and more consistent product, with greater control and efficiency.

MERCHANDISING AND SERVICES--HEALTH SERVICES

  ShopKo provides professional health care services in most of its stores. Of ShopKo's 130 stores as of September 30, 1996, 129 include pharmacy centers and 127 include optical centers. In addition to generating store traffic and building customer loyalty, these services contribute significantly to ShopKo's overall profitability and provide the opportunity for additional growth. Each store with pharmacy and optical centers employs or contracts with an average of approximately three licensed pharmacists, one licensed optometrist and six opticians. ShopKo's optometrists perform in-store eye exams and prescribe corrective lenses, most of which are fabricated in ShopKo's 10,000 square foot centralized optical laboratory and in 77 in-store finishing labs. The in-store finishing labs typically service other stores in the vicinity and provide customers with same day or next day optical service for single vision lenses.

  As an expansion of its traditional retail pharmacy services, in fiscal 1994 ShopKo launched its prescription benefit management ("PBM") division by forming ProVantage Mail Service, a prescription management and mail service pharmacy that is offered to health care plan sponsors across the country. Since that time, ProVantage has developed into a full service PBM, providing custom prescription benefit plan design, a network of over 40,000 retail pharmacies, program administration and claims and benefit processing services to insurance companies, third party administrators and self-funded health care plan sponsors. In August 1996, ShopKo completed the acquisition of the CareStream Scrip Card business formerly owned by subsidiaries of FoxMeyer Health. See "Certain Transactions--CareStream Scrip Card Acquisition by ShopKo." CareStream Scrip Card is a PBM firm which provides services similar to those provided by ProVantage. As health care plan sponsors face pressure to reduce rising health care costs, they are increasingly directing plan participants to utilize managed care pharmacy benefit programs developed and administered by PBM firms. These programs control pharmacy costs by supervising decisions regarding which drugs are dispensed and whether they are dispensed by retail or mail service pharmacies. ShopKo believes that ProVantage is positioned to provide health care plan sponsors with prescription benefit programs that substantially reduce prescription costs, ultimately reducing the overall cost of health care.

  Another recently launched initiative is ProVantage Vision Benefit Management Service ("VBM"). VBM has established a network of ophthalomogists, optometrists and opticians who have agreed to provide health care services at discounted rates to participants in health care plans sponsored by VBM's clients. These clients may offer discount, prepaid or integrated medical/surgical plans to their participants. For those clients who do not elect to self insure, VBM offers insured plans through an unaffiliated insurer. In August, 1996, ProVantage completed the acquisition of United Wisconsin Insurance Company's vision benefit management business. This acquisition gave VBM an immediate market presence in the vision benefit management industry. The acquired business provides vision benefit management services to over 100,000 plan participants, and operates through a provider network of over 900 ophthalmologists and optometrists operating in over 20 states. This network will eventually be folded into the national vision benefit network of retail chains and private ophthalmologists and optometrists that VBM is in the process of developing. VBM will also offer to private label its national network for network participants looking to offer vision benefit management services to their local-based clients. VBM offers insured as well as uninsured products, direct services to insurance companies and turnkey operations for managed care organizations. The insured products are sold by licensed independent and employee sales agents, and are underwritten by a licensed insurance company. VBM's arrangement with this insurance company provides that as consideration for VBM's marketing of the insurer's vision products, VBM shall be the sole and exclusive administrator of these products, and is entitled to the net profits derived therefrom. VBM has also contractually agreed to provide the insurer with stop-loss protection for claims arising under these products.

  In addition, ShopKo opened two new free-standing optical centers, Vision Advantage, during the third quarter of fiscal 1997. Two additional Vision Advantage Stores will open during the first quarter of fiscal 1998. This format will focus on providing value-priced, high quality eye wear that can be manufactured in about an hour. Convenience to the customer, price and quality will be the primary driving points of this business, which will leverage heavily off of ShopKo's 18 years of retail optical experience.

  ProVantage has also installed DSS, a technology-driven process that provides actionable information to decision makers within the health care industry. DSS takes large amounts of enterprise-wide data, cleans the date to remove errors and idiosyncrasies, and stores the data in a warehouse. From this warehouse, health services executives and line managers can query the data for actionable information that arrives quickly, without the need for interaction with the client company's information services department. This information is used for a variety of purposes, including the identification of physicians and other health care providers performing outside the norm, or patients that are candidates for case management. This process will leverage off of ShopKo's significant technological investment in massively parallel processing and data base management for its retail business. ProVantage's DSS initiative will have two focal points. The first will be a product enhancement for utilization by ProVantage's PBM which will facilitate the PBM's roll out of clinical programs to its clients to lower their overall cost of health care. This product will work heavily with the prescription data of ProVantage's customers. The second DSS focal point will be through a stand-alone company called ProVMed, which will apply these same principles to enterprise-wide sets of data, including medical data. These applications will be marketed to and utilized by a variety of health care plan sponsors, primarily mid-sized insurance companies and managed care organizations. ProVMed is a joint venture between ProVantage and American Medical Security Holdings, Inc. ("AMS"). ProVantage and AMS are in the process of negotiating definitive joint venture agreements, but a memorandum of understanding between the parties allocates 80% ownership of ProVMed to ProVantage and 20% ownership to AMS.

MARKETING AND ADVERTISING

  ShopKo markets its general merchandise and professional pharmacy and optical services via weekly newspaper circulars to reach a broad based customer segment consisting largely of middle income families. These full-color circulars average 24 pages and feature values in all departments of the stores and have a circulation of more than 3.5 million. Direct mail vehicles are used selectively at key promotional periods and have a circulation of more than 5.0 million. All printed advertising materials are designed by ShopKo's in-house graphic design team and photographed in ShopKo's own photography studio. In addition to the newspaper circulars, ShopKo uses television and radio advertising to support the image that ShopKo stores offer quality merchandise and professional, courteous and expedient service to meet the customer's lifestyle requirements at prices that communicate real value. ShopKo's advertising plans are fully integrated with its general merchandise business plan. All advertising expenditures are allocated on the basis of category productivity, in accordance with the above-referenced infrastructure funding process.

  ShopKo utilizes an integrated pricing strategy which is a part of its general merchandise business planning process. ShopKo prices its merchandise so as to be competitive with its discount retail competitors, utilizing frequent advertising of a large group of specially priced high demand items to reinforce its competitive price image and to generate store traffic, rather than attempting to meet the lowest available price on every item. With its Vision 2000 strategy, ShopKo believes it has provided its customers with better product quality, greater variety, timely fashion and a more attractive upscale shopping environment at generally competitive prices.

  ProVantage focuses its marketing efforts on self-funded medical plan sponsors, third party administrators and insurance companies. ProVantage markets its services through its own national sales force and a network of independent brokers. This national sales team customizes each program to meet each client's needs and cost containment goals.

STORE LAYOUT AND DESIGN

  ShopKo stores are designed for customer convenience and for effective merchandise presentation. The Vision 2000 format features a fashion stage at the store entrance to create the upscale image of the store. The stores also feature full assortments of softlines, hard/home lines and professional pharmacy and optical departments. A significant majority of ShopKo stores now feature Vision 2000 merchandising, fixturing and product assortments. The optical and pharmacy departments are placed near the front of the store with the remainder of the store being laid out in a "racetrack" configuration which takes customers between and around departments. ShopKo's current promotionally priced items are prominently displayed.

  ShopKo has substantially remodeled its stores using the Vision 2000 format. Thus far in fiscal 1997, ShopKo opened two new stores and remodeled six stores under this format. ShopKo expects to continue to explore and test alternative store layout and display techniques and merchandise mixes. Depending on the cost of land acquisition, size of store and site preparation work, ShopKo expects that a typical new store's cost for land acquisition, site preparation, building and fixturing will approximate $6.0 to $11.0 million. Remodels, which generally take place approximately every seven to ten years, usually cost from $0.4 to $1.5 million per store. A store renovation, where the square footage is expanded or more extensive remodeling is needed, usually costs from $1.6 to $3.0 million per store.

  ShopKo's average store size is approximately 90,000 square feet with approximately 84% of the stores greater than 74,000 square feet. ShopKo's traditional new stores are based on one of three standard prototypes; a 99,000 square foot store, an 88,000 square foot store or a 74,000 square foot store. The prototype selected depends on the community and the retail competition in the immediate area. In comparison to old versions, ShopKo's current prototypes feature a greater portion of store square footage dedicated to selling space and less space dedicated to the storage of inventory.

STORE OPERATIONS AND MANAGEMENT

  ShopKo's policies of promoting store management personnel from within and providing ongoing management training programs provide ShopKo with a pool of store management talent available to manage new stores as they are opened. ShopKo's present store managers have been employed by ShopKo in various positions on an average of more than 14 years, and its assistant managers on an average of 8 years.

  During fiscal 1996, ShopKo focused on re-engineering its core processes and implemented a new management structure in its stores. These initiatives increased management productivity and effectiveness while reducing the number of managers in each store by eliminating processes which were not focused on providing excellent customer service. As a result of these initiatives, ShopKo store managers are completely focused on overall customer satisfaction, through attention to inventory in-stock position and creation of a friendly, simplified shopping environment.

  ShopKo believes that a strong emphasis on customer satisfaction is a key element in its strategy to differentiate itself from the competition. For the past three years, ShopKo has engaged the services of a leading national research firm to conduct its Customer Satisfaction Monitor program to measure and quantify customer satisfaction in each store. Results have shown that in fiscal 1996 more than 80% of the customers surveyed gave ShopKo top ratings for overall satisfaction. ShopKo then gathers additional information from customers who give ShopKo less than top ratings. This enables management to clearly understand and address areas of concern and opportunity.

  Shopko utilizes a multi-media training program for training its front end personnel. This program has made the in-store training process more thorough, consistent and efficient.

  ShopKo maintains an extensive loss prevention program. ShopKo believes that this program, which incorporates a consistently firm stance in dealing with shoplifting and other forms of theft, has been effective in minimizing its losses.

PURCHASING AND DISTRIBUTION

  ShopKo purchases merchandise from more than 2,400 vendors with its ten largest vendors accounting for approximately 28% of ShopKo's purchases during the first half of fiscal 1997. ShopKo believes that most merchandise, other than branded goods, is available from a variety of sources. ShopKo is working with its entire supply chain to link its vendors into ShopKo's general merchandise business planning process to reduce costs and make the replenishment function more efficient. Approximately 800 vendors were linked to ShopKo's EDI purchase order systems as of September 30, 1996. Vendors are now electronically receiving point-of-sale information, allowing them to respond to changing inventory levels in the stores. ShopKo has also implemented the use of electronic purchase order acknowledgments issued by vendors based on the sales information they have received. In addition, approximately 170 vendors are now electronically transmitting invoices directly into ShopKo's automated invoice matching system.

  ShopKo continues to upgrade its merchandise planning, allocation and control systems. In addition, SKU level physical inventories continue to significantly improve perpetual inventory accuracy. ShopKo's management believes these upgrades and improvements in the physical inventory process will allow ShopKo to more effectively manage in-stock positions and better manage merchandise assortment.

  Direct imports accounted for approximately 6% of ShopKo's purchases during the first half of fiscal 1997. ShopKo buys its imported goods, principally in the Far East, and ships the goods to its distribution centers for distribution to the stores.

  Recent expansions of ShopKo's three distribution centers have enabled ShopKo to increase the proportion of its merchandise purchased directly from manufacturers (thus reducing its cost of goods), to reduce direct vendor-to-store deliveries (thus reducing freight charges and cost of goods through consolidated volume purchasing) and to increase the pick and pull capabilities allowing ShopKo to enhance the effectiveness and efficiency of its store replenishment process. ShopKo anticipates that these cost reductions will help it remain price competitive. During the first half of fiscal 1997, approximately 86% of the merchandise sold by ShopKo (excluding optical and pharmaceutical products) flowed through its distribution centers.

  ShopKo's shoe department (other than athletic shoes) is in every store and is the principal department operated by a third party under license. ShopKo retains a percentage of the gross proceeds collected as rent.

MANAGEMENT INFORMATION SYSTEMS

  ShopKo uses information technology to improve customer service, reduce operating costs and provide information for management decision support. ShopKo utilizes modern point-of-sale terminal systems for electronic price lookup and tracking sales information at store and SKU level. Integrated earth satellite communications systems are used to provide on-line credit card and check authorization. Portable radio-frequency terminals are used extensively in the stores for merchandise receiving, stocking, replenishment, pricing and label printing. ShopKo also makes extensive use of automated labor scheduling systems within the stores.

  ShopKo's new pharmacy and optical systems have enhanced business and record keeping efficiencies and improved ShopKo's ability to pursue third party contracts. ShopKo's prescription benefit management division operates an electronic network tying in approximately 40,000 retail pharmacies to process third-party claims.

  ShopKo's warehouse management and financial systems are state-of-the-art software packages. The warehouse management systems operate in a distributed processing environment, providing complete warehouse functionality such as conveyor control and direction of picking and put away processes via portable radio-frequency terminals. The warehouse management systems communicate back to the central computers over the earth satellite network to update perpetual inventory records and accounting systems. The financial systems provide complete retail general ledger, accounts payable, asset management and payroll functions.

  ShopKo is aggressively moving from a purely mainframe environment to a networked client/server architecture throughout the corporation. All stores, distribution centers and corporate offices are now electronically connected for transaction processing, electronic mail and multi-media training.

  ShopKo is in the process of replacing its merchandising applications with new, open architecture client/server applications running on a massively parallel processor. Utilizing world-class technology, these new applications are the result of a large scale retail systems integration strategy. Several of these new applications were completed within the last year, with the remainder to be completed during fiscal 1998.

  Many of ShopKo's merchandising and health service applications are highly data intensive. ShopKo has implemented advanced data warehousing and decision support applications running on the massively parallel computer to provide timely and actionable information to decision makers within ShopKo, and to our health services clients over the Internet.

EXPANSION

  ShopKo opened five new stores in fiscal 1996, and two new stores in fiscal 1997, one of which was a relocation. ShopKo also opened two Vision Advantage free-standing optical centers as part of a new retail format. With respect to expansion plans after fiscal 1997, ShopKo is de-emphasizing the construction of traditional new stores, and is reviewing alternative store growth options. With respect to store remodels, ShopKo completed 13 remodels under the VISION 2000 format during fiscal 1996. The rate of remodeling activity in fiscal 1996 was substantially reduced compared to fiscal 1995 and is expected to approximate the future annual level of major remodels based on a seven to ten year cycle. Six of the seven store remodel projects planned by ShopKo for fiscal 1997 have been completed. The seventh remodel will be completed during the third quarter of fiscal 1997. Store expansion and remodeling plans are subject to change and normal delays.

  ProVantage is intensifying its marketing efforts and anticipates continued growth in the number of plan participants during fiscal 1997. As of August 1, 1996, ProVantage has over 4 million plan participants under management, including 1.2 million plan participants from the recent acquisition of CareStream Scrip Card. This is compared to the 1.6 million plan participants under management at the end of fiscal 1996 and 0.6 million plan participants under management at the end of fiscal 1995. Plan participants are persons who are enrolled in or are entitled to company managed prescription benefits under a health plan.

  Another recently launched initiative is ProVantage Vision Benefit Management Service ("VBM"). In August, 1996, ProVantage completed the acquisition of United Wisconsin Insurance Company's vision benefit management business. This acquisition gave ProVantage's VBM an immediate market presence in the vision benefit management industry. The acquired business provides vision benefit management services to over 100,000 plan participants, and operates through a provider network of over 900 ophthalmologists and optometrists in 20 states. This network will eventually be folded into the national vision benefit network of retail chains and private opthamologists and optometrists that ProVantage's VBM is in the process of developing. Through this network, VBM offers a variety of flexible products including prepaid vision plans, primary eye care, integrated medical surgical plans, and discount plans. ProVantage's VBM will also offer to private label its national network to network participants looking to offer vision benefit management services to their local-based clients. ProVantage's VBM offers insured as well as uninsured products, direct services to insurance companies and turnkey operations for managed care organizations. The insured products are sold by licensed independent and employee sales agents, and are underwritten by a licensed insurance company. VBM's arrangement with this insurance company provides that as consideration for VBM's marketing of the insurer's vision products, VBM shall be the sole and exclusive administrator of these products, and is entitled to the net profits derived therefrom. VBM has also contractually agreed to provide the insurer with stop-loss protection for claims arising under these products.

  ShopKo opened two new free-standing optical centers, Vision Advantage, during the third quarter of fiscal 1997. Two additional Vision Advantage stores will be opened during the first quarter of fiscal 1998. This format will focus on providing value-priced, high quality eyewear that can be manufactured in about an hour. Convenience to the customer, price and quality will be the primary driving points of this business, which will leverage heavily off of ShopKo's 18 years of retail optical experience.

  Finally, ProVantage has installed DSS, a technology-driven process that provides actionable information to decision makers within the health care industry. DSS takes large amounts of enterprise-wide data, cleans the data to remove errors and idiosyncrasies, and stores the data in a warehouse. From this warehouse, health services executives and line managers can query the data for actionable information that arrives quickly, without the need for interaction with the client company's information services department. This information is used for a variety of purposes, including the identification of physicians and other health care providers performing outside the norm, or patients that are candidates for case management. This process will leverage off of ShopKo's significant technological investment in massively parallel processing and data base management for its retail business. ProVantage's DSS initiative will have two focal points. The first will be a product enhancement for utilization by ProVantage's PBM which will facilitate the PBM's roll out of clinical programs to its clients to lower their overall cost of health care. This product will work heavily with the prescription data of ProVantage's customers. The second DSS focal point will be through a stand-alone company called ProVMed, which will take these same principles and apply them to enterprise-wide sets of data, including medical data. These applications will be marketed to and utilized by a variety of health care plan sponsors, primarily mid-sized insurance companies and managed care organizations. ProVMed is a joint venture between ProVantage and American Medical Security Holdings, Inc. ("AMS"). ProVantage and AMS are in the process of negotiating definitive joint venture agreements, but a memorandum of understanding between the parties allocates 80% ownership of ProVMed to ProVantage and 20% ownership to AMS.

COMPETITION

  The discount general merchandise business is very competitive. ShopKo competes in most of its markets with a variety of national, regional and local discount stores. In addition, department stores compete in some branded merchandise lines, discount specialty retail chains compete in some merchandise lines such as electronics and toys, and drug and optical operations compete with some of ShopKo's pharmacy and optical centers. ShopKo believes that the principal competitive factors in its markets include store location; pricing; breadth and quality of product selection; attractiveness and cleanliness; responsiveness to changing customer tastes and regional and local trends; customer service; in-stock availability of merchandise; and advertising.

  ShopKo's principal national general merchandise discount chain competitors are Wal-Mart, Kmart and Target, each of which is substantially larger than, and has greater resources than, ShopKo. Kmart stores directly compete with approximately 92% of ShopKo's stores and Target stores directly compete with approximately 52% of its stores. In addition, ShopKo estimates that at the end of fiscal 1996, approximately 80% of its stores were either in direct competition with or indirectly impacted by the presence of a Wal-Mart store. ShopKo also competes with regional chains in some markets in the Midwest and the Pacific Northwest. It appears Wal-Mart intrusions have slowed as the number of openings in fiscal 1997 will be less than fiscal 1996. However, ShopKo will experience an increase in Target intrusion as Target has opened five new units and will open one more unit in ShopKo markets in fiscal 1997, including three in the Salt Lake City market. Some of the Wal-Marts and Targets that will be opening in fiscal 1997 in ShopKo's markets will be super centers, stores containing a wider selection of general merchandise and grocery items.

  Historically, the entry of one of these chains into an area served by one of ShopKo's stores generally has had an adverse effect on the affected ShopKo store's sales growth for approximately 12 months. After the 12 month time period, the ShopKo store generally has resumed a positive growth trend. Such entry often has resulted in permanently intensified price competition. ShopKo's efficiency measures and distribution center expenditures are important aspects of its efforts to maintain or improve operating margins and market share in these markets.

  The prescription benefit management industry is a dynamic growing marketplace and very competitive. ShopKo believes that ProVantage's primary competitive advantages are advanced technologies which allow it to be a low cost operator able to offer flexibility in plan design and its high quality of service. ProVantage competes for health care clients with a number of prescription benefit management companies including PCS Health Systems, Inc. (a subsidiary of Eli Lilly and Co.), Merck-Medco Managed Care, Inc. (a subsidiary of Merck & Co., Inc.), Express Scripts, Inc., Caremark International, Inc., (a subsidiary of MedPartners, Inc.), TDI, Inc. (a subsidiary of Thrift Drug Company, Inc.), Value Rx (a subsidiary of Value Health, Inc.) and Diversified Pharmaceutical Services, Inc. (a subsidiary of SmithKline Beecham), many of which are substantially larger than ProVantage and each of which has considerable resources.

SEASONALITY

  The general merchandise operations of ShopKo are highly seasonal, with the third and fourth fiscal quarters contributing a significant part of ShopKo's earnings due to the Christmas selling season. Because ShopKo's fiscal year ends on the last Saturday in February, the Christmas selling season impacts both the third and fourth fiscal quarters.

EMPLOYEES

  As of September 18, 1996, ShopKo employed approximately 18,650 persons, of whom approximately 9,150 were full-time employees and 9,500 were part-time employees. During the Christmas shopping season, ShopKo typically employs approximately 2,000 additional persons on a temporary basis. None of ShopKo's employees are covered by collective bargaining agreements.

GOVERNMENT REGULATION

  ShopKo's health services business is subject to extensive federal and state laws and regulations governing, among other things:

  Licensure and Regulation of Retail Pharmacies and Optical Centers. There are extensive federal and state regulations applicable to the practice of pharmacy and optometry at the retail level. Most states have laws and regulations governing the operation and licensing of pharmacies and optical centers, and regulate standards of professional practice by pharmacy and optical service providers. These regulations are issued by an administrative body in each state (typically, a pharmacy board or board of optometry), which is empowered to impose sanctions for non-compliance.

  Licensure and Regulation of Mail Service Pharmacy. ShopKo's mail service pharmacy is duly licensed and in good standing, in accordance with the laws and regulations of the State of Wisconsin. Additionally, many of the states into which ShopKo delivers pharmaceuticals have laws and regulations that require out-of-state mail service pharmacies to register with the board of pharmacy or similar regulatory body in the state. These states generally permit the mail service pharmacy to follow the laws of the state within which the mail service pharmacy is located. ShopKo has registered in every state in which, to ShopKo's knowledge, such registration is required. In addition, various pharmacy associations and boards of pharmacy have promoted enactment of laws and regulations directed at restricting or prohibiting the operation of out-of-state mail service pharmacies by, among other things, requiring compliance with all laws of certain states into which the mail service pharmacy dispenses medications whether or not those laws conflict with the laws of the state in which the pharmacy is located. To the extent such laws or regulations are found to be applicable to ShopKo, ShopKo would be required to comply with them. Other statutes and regulations impact ShopKo's mail service operations. Federal statutes and regulations govern the labeling, packaging, advertising and adulteration of prescription drugs and the dispensing of controlled substances. The Federal Trade Commission requires mail order sellers of goods generally to engage in truthful advertising, to stock a reasonable supply of the product to be sold, to fill mail orders within thirty days, and to provide customers with refunds when appropriate. The United States Postal Service has statutory authority to restrict the transmission of drugs and medicines through the mail to a degree that could have an adverse effect on ShopKo's mail service operations. The United States Postal Service has exercised such statutory authority only with respect to controlled substances. Alternative means of delivery are available to ShopKo.

  Regulation of Prescription Benefit Management Services. Various forms of government regulation affect or could affect providers of prescription benefit management services. Among the most prominent forms of such regulation are the following:

    Many states have licensure or registration laws governing certain types of ancillary health care organizations, including Preferred Provider Organizations, Third Party Administrators and Utilization Review Organizations. These laws differ significantly from state to state, and the application of such laws to the activities of pharmacy benefit managers is often unclear. ShopKo has registered under such laws in those states in which ShopKo has concluded such registration is required.

    Numerous states have also adopted "any willing provider" legislation, which requires pharmacy network sponsors to admit for network participation any retail pharmacy willing to meet a health care plan's price and other terms. ShopKo has not been materially affected by these statutes because it administers a network of over 40,000 retail pharmacies and will admit any qualified, licensed pharmacy that agrees to comply with the terms of its plans.

    "Anti-kickback" statutes at the federal and state level prohibit an entity from paying or receiving any remuneration to induce the referral of health care plan beneficiaries or the purchase of items or services for which payment may be made under such health care plans. Additionally, most states have consumer protection laws that have been the basis for investigations and multi-state settlements relating to financial incentives provided by drug manufacturers to retail pharmacies in connection with drug switching programs. At the federal level, such regulations pertain to beneficiaries of Medicare, Medicaid or other federally-funded health care programs. State regulations typically pertain to beneficiaries of any health care plan. Under the federal regulations, safe harbors exist for certain properly reported discounts received from vendors, certain investment interests, and certain properly disclosed payments made by vendors to group purchasing organizations. To ShopKo's knowledge, these anti-kickback laws have not been applied to prohibit PBMs from receiving amounts from drug manufacturers in connection with drug purchasing and formulary management programs, to therapeutic substitution programs conducted by independent PBMs, or to the contractual relationships such as those ShopKo has with certain of its customers.

  Regulation of Vision Benefit Management Services. ShopKo's vision benefit management services are subject to the same or similar state and federal regulation as the prescription benefit management services described above.

  Applicability of Insurance Laws. ShopKo's prescription drug plans currently offered or administered by ShopKo are on a fee-for-service basis, and are therefore not generally subject to state insurance laws. The insured vision benefit plans administered by ShopKo are written by an unaffiliated licensed insurer, and ShopKo believes it is in material compliance with all applicable insurance laws.

  Legislative and regulatory initiatives pertaining to such health care related issues as reimbursement policies, payment practices, therapeutic substitution programs, and other health care cost containment issues are frequently introduced at both the state and federal level. ShopKo is unable to predict accurately whether or when legislation may be enacted or regulations may be adopted relating to ShopKo's health services operations or what the effect of such legislation or regulations may be.

  ShopKo's management believes ShopKo is in substantial compliance with, or is in the process of complying with, all existing statutes and regulations material to the operation of ShopKo's health services business and, to date, no state or federal agency has taken enforcement action against ShopKo for any material non-compliance, and to ShopKo's knowledge, no such enforcement against ShopKo is presently contemplated.

PROPERTIES

  As of September 30, 1996, ShopKo operated 130 retail stores located in 15 Upper Midwest, Western Mountain and Pacific Northwest states. The following table sets forth the geographic distribution of ShopKo's present stores:

         STATE           # OF STORES
         -----           -----------
California..............       1
Colorado................       3
Idaho...................       8
Illinois................       3
Iowa....................       3
Michigan................       4
Minnesota...............      13
Montana.................       5
Nebraska................      11

          STATE           # OF STORES
          -----           -----------
Nevada...................       3
Oregon...................       4
South Dakota.............       6
Utah.....................      15
Washington...............      10
Wisconsin................      41
                              ---
 TOTAL...................     130

  Of ShopKo's 130 stores, ShopKo Stores, Inc. owns the land and building outright with respect to 84 stores, owns the building subject to a ground lease with respect to four stores and leases the land and building with respect to 10 stores. ShopKo's wholly owned subsidiary, ShopKo Properties, Inc., owns the land and building outright with respect to 27 stores, owns the building subject to a ground lease with respect to three stores, and leases the land and building with respect to one store. The ground leases expire at various dates ranging from 2012 through 2038 and the other leases expire at various dates ranging from 1997 through 2020.

  ShopKo's other principal properties are as follows:

                                                                SQ. FT OF
     LOCATION                            USE                  BUILDING SPACE TITLE
     --------                            ---                  -------------- ------
Green Bay, WI........... Corporate Headquarters                  228,000      Owned
Wisconsin Rapids, WI.... Information Services Dept.                1,300     Leased
                          Satellite Office
De Pere, WI............. Distribution Center                     265,000      Owned
Boise, ID............... Distribution Center                     210,000      Owned
Omaha, NE............... Distribution Center                      50,000      Owned
Green Bay, WI........... ProVantage Mail Service                  10,000     Leased
Brookfield, WI.......... ProVantage Claims Processing /Admin.      6,900     Leased
                          Office Facility
Lawrence, WI............ Corporate Headquarters--South           114,300      Owned
                          Annex
Elm Grove, WI........... ProVantage Claims Processing/             5,300     Leased
                          Administrative Office Annex

LEGAL PROCEEDINGS

  ShopKo is involved in various litigation matters arising in the ordinary course of its business. ShopKo's management believes that none of this litigation will have a material adverse effect on ShopKo's financial condition or results of operations.

EXECUTIVE OFFICERS OF SHOPKO

                                                                               SERVED IN
                                                                                CURRENT  EMPLOYED
                                                                               POSITION  BY SHOPKO
      NAME               AGE*                     POSITION                       SINCE     SINCE
      ----               ----                     --------                     --------- ---------
Dale P. Kramer..........  57  President, Chief Executive Officer & Director      1991      1971
William J. Podany.......  50  Executive Vice President, Chief Operating          1996      1994
                               Officer
Michael J. Bettiga......  42  Senior Vice President, Health Services             1995      1977
Roger J. Chustz.........  46  Senior Vice President, General Merchandise         1993      1993
                               Manager, Apparel
Gary B. Hammond.........  48  Senior Vice President, Stores                      1995      1970
Steven T. Harig.........  42  Senior Vice President, Planning, Replenishment     1993      1989
                               and Analysis, Distribution
Thomas D. Hendra........  50  Senior Vice President, General Merchandise         1991      1970
                               Manager, Hardlines
Michael J. Hopkins......  46  Senior Vice President, General Merchandise         1995      1995
                               Manager, Home
Jeffrey A. Jones........  49  Senior Vice President, Chief Financial Officer     1993      1993
Rodney D. Lawrence......  39  Senior Vice President, Store Marketing, Store      1996      1996
                               Planning
David A. Liebergen......  50  Senior Vice President, Human Resources             1993      1973
L. Terry McDonald.......  53  Senior Vice President, Marketing                   1994      1994
James F. Tucker.........  52  Senior Vice President, Chief Information Officer   1995      1994

--------
* As of September 30, 1996

  There are no family relationships between or among any of the executive officers of ShopKo.

  The term of office of each executive officer is from one annual meeting of the directors until the next annual meeting of directors or until a successor for each is selected.

  There are no arrangements or understandings between any of the executive officers of ShopKo and any other person (not an officer or director of ShopKo acting as such) pursuant to which any of the executive officers were selected as an officer of ShopKo.

  Each of the executive officers of ShopKo has been in the employ of ShopKo for more than five years, except for William J. Podany, Jeffrey A. Jones, Roger J. Chustz, Rodney D. Lawrence, Terry McDonald, James F. Tucker and Michael J. Hopkins.

  Mr. Kramer has been a director of ShopKo since August 1991 and President and Chief Executive Officer of ShopKo since February 1991. Prior thereto, he served as ShopKo's Executive Vice President from April, 1983 to February 1986 and its Executive Vice President and Chief Operating Officer from February 1986 to February 1991. Mr. Kramer has been employed by ShopKo in various positions since 1971.

  Mr. Podany has been Chief Operating Officer of ShopKo since May 1996 and Executive Vice President since November, 1994. His areas of responsibility include merchandising, marketing, logistics and store operations. He has held senior merchandising executive officer positions with Allied Stores, May Department

Stores and Carter Hawley Hale (renamed Broadway Stores, Inc.) since 1978. From 1992 to 1994, Mr. Podany was Executive Vice President-Merchandising of Carter Hawley Hale, a federation of four department store chains. From 1987 to 1992, he was Senior Vice President and General Merchandise Manager of Thalheimer's and Sibley's, both divisions of May Department Stores. Mr. Podany has held a broad range of other retail merchandising positions since beginning his career in 1969.

  Mr. Bettiga has been Senior Vice President-Health Services since February 1995. Prior to this promotion, he was Vice President-Health Services, a position he held since October, 1993. Mr. Bettiga is responsible for all of ShopKo's pharmacy and optical operations with ShopKo. He also oversees all Managed Care business and is actively involved in merchandising responsibilities. Prior to that, he has held the position of Vice President of Pharmacy as well as various other positions since 1977.

  Mr. Chustz has been Senior Vice President, General Merchandise Manager, Apparel of ShopKo since October 1993. Mr. Chustz also served as Vice President, General Merchandise Manager, Apparel from March 1993 to October 1993. Mr. Chustz was employed by Maison Blanche in various positions from 1975 through 1992, most recently as Senior Vice President, General Merchandising Manager. Mr. Chustz also served as President of Brocato immediately prior to joining ShopKo.

  Mr. Hammond currently holds the position of Senior Vice President of Stores. Prior to this promotion in 1993, Mr. Hammond held the positions of Regional Vice President, Regional Manager, District Manager and Store Manager. Mr. Hammond's career began with ShopKo in 1970 in Marquette, Michigan.

  Mr. Harig has been Senior Vice President Planning, Replenishment and Analysis, Distribution & Transportation since October 1993. Prior thereto, he was Vice President-Inventory, Merchandise Forecasts, Replenishment and EDI of ShopKo since February 1990 and served as its Vice President-Special Projects from May 1989 to February 1990. Mr. Harig was employed by Wal-Mart Stores, Inc. in various positions from 1978 to May 1989, most recently as Vice President, International Merchandising.

  Mr. Hendra has been Senior Vice President, General Merchandise Manager-Hardlines since March 1991, and served as its Vice President-Hardlines Merchandising from January 1986 to March 1991. Mr. Hendra has been employed by ShopKo in various other positions since 1970.

  Mr. Hopkins has been Senior Vice President, General Merchandise Manager-Home since November 1995. From 1992 to 1995, Mr. Hopkins was Senior Vice President Merchandise Planning and Distribution at Broadway Stores, Inc. (renamed Carter Hawley Hale). Prior thereto, Mr. Hopkins served as Senior Vice President and General Merchandise Manager of Home with Broadway Southwest division of Carter Hawley Hale from 1985 to 1992.

  Mr. Jones has been Senior Vice President and Chief Financial Officer of ShopKo since November 1993. Mr. Jones was Senior Vice President and Chief Financial Officer for Trans World Music Corporation from 1990 through 1993. Mr. Jones also held various executive positions at Household Merchandising, Inc. and Lane Bryant, Inc., a subsidiary of The Limited, Inc.

  Mr. Lawrence has been Senior Vice President, Store Marketing and Store Planning since May 20, 1996. Prior thereto, he was Vice President Store Planning with Broadway Stores, Inc. from 1994 to 1996. Mr. Lawrence was Director of Store Planning with Carter Hawley Hale Stores, Inc. in Los Angeles in 1992 to 1994 and Vice President Visual Merchandising with Broadway Southwest, Mesa, Arizona in 1989 to 1992.

  Mr. Liebergen has been Senior Vice President-Human Resources since October, 1993. Mr. Liebergen served as Secretary of ShopKo from August, 1991 to October, 1995. Prior to that time, he was Vice President-Human Resources, Government Affairs, Loss Prevention of ShopKo since 1986 and has been employed by ShopKo in various other positions since 1973.

  Mr. McDonald has been Senior Vice President, Marketing of ShopKo since July 1994. Mr. McDonald was Senior Vice President, Marketing with Payless Shoe Source from 1988 to 1994 and Senior Vice President Advertising & Sales Promotion with M. O'Neil Co., from 1986 to 1988. Payless Shoe Source and M. O'Neil Co. are both divisions of May Department Stores. Mr. McDonald also held various merchandising and marketing positions with Cain-Sloan Co., an Allied Stores Division, including Vice President, General Merchandise Manager, Home and Vice President Advertising and Sales Promotion.

  Mr. Tucker has been Senior Vice President/Chief Information Officer of ShopKo since February 1995 and served as Vice President, Management Information Services from January 1994 to February 1995. Mr. Tucker was Vice President of Management Information Services with Trans World Music Corporation from 1991 through 1993. Mr. Tucker was also Vice President of Management Information Services with Chess King, Division of Melville Corporation, from 1984 until 1991.

EMPLOYMENT AGREEMENTS--EXECUTIVE OFFICERS

  On the Effective Date, ShopKo will enter into employment agreements with Dale Kramer, William Podany and Jeffrey Jones pursuant to which Mr. Kramer will serve as President and Chief Executive Officer of ShopKo, Mr. Podany will serve as Executive Vice President and Chief Operating Officer of ShopKo and Mr. Jones will serve as Senior Vice President and Chief Financial Officer of ShopKo. Each of Messrs. Kramer, Podany and Jones (collectively, the "ShopKo Executives") also will serve as members of the Chairman's Council of Cabot Noble. The agreement with Mr. Kramer will terminate one day before the third anniversary of the Effective Date and the agreements with Messrs. Podany and Jones will terminate one day before the second anniversary of the Effective Date (respectively, the "Stated Term"), in each case unless earlier terminated in accordance with the terms of the respective agreements. See "Certain Transactions--Employment Agreements--Executive Officers."

INDEMNIFICATION OF OFFICERS AND DIRECTORS

  ShopKo's Articles provide for the indemnification of directors and officers of ShopKo to the full extent permitted by the Minnesota Law. ShopKo has entered into agreements to indemnify its directors, and may enter into agreements to indemnify certain officers, in addition to the indemnification provided for in the Bylaws. These agreements will, among other things, indemnify ShopKo's directors and certain of its officers to the full extent permitted by the Minnesota Law for any claims, liabilities, damages, judgments, penalties, fines, settlements, disbursements or expenses (including attorneys' fees) incurred by such person in any action or proceeding, including any action by or in the right of ShopKo, on account of services as a director or officer of ShopKo. ShopKo believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

SEVERANCE AGREEMENTS

  ShopKo has entered into change of control severance agreements (the "Severance Agreements") with certain officers of ShopKo, including those officers identified in the "Executive Officers of ShopKo" table above. The Severance Agreements provide that, if, within two years after a "Change of Control" (as defined below), ShopKo terminates the individual's employment other than for cause (as defined in the Severance Agreements) or disability, or the individual terminates the individual's employment for "Good Reason" (as defined in the Severance Agreements), then the individual will be entitled to a lump-sum cash payment equal to (1) a multiple of one, two or three times the individual's annual base salary, plus (2) a multiple of one, two or three times the individual's average annual bonus for the three fiscal years immediately preceding the date of termination. The multiple referred to in this paragraph is three for Mr. Kramer and two for each of the other executive officers of ShopKo, including Messrs. Podany and Jones. Each individual would also receive his salary through the date of termination and all other amounts owed to the individual at the date of termination under ShopKo's benefit plans. In addition, under such circumstances, the individual will be entitled to continued health and dental coverage for the individual and the individual's family for a one, two or three year period after the date of termination. The Severance Agreements provide that if certain amounts to be paid thereunder constitute "parachute payments," as defined in Section 280G of the Code, the severance benefits owed to the individual may be decreased, but only if the result is to give the individual a larger after-tax benefit than if the payments are not reduced. The individual is permitted to elect the payments to be reduced.

  A "Change of Control" is defined as occurring if (1) any person or group acquires 20% or more of ShopKo's outstanding common stock or voting securities, (2) the incumbent directors cease to constitute at least a majority of the ShopKo Board, (3) the shareholders approve a merger, consolidation, reorganization or sale or other disposition of all or substantially all of the assets of ShopKo, or (4) the shareholders approve a complete liquidation or dissolution of ShopKo. The Transaction will constitute a Change of Control under the Severance Agreements.

  Once the employment agreements for Messrs. Kramer, Podany and Jones, described above at "--Employment Agreements--Executive Officers," are executed, the severance agreements for these three individuals will be superseded and of no further effect.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  Set forth in the table below is information regarding the beneficial ownership of ShopKo Shares by (i) each person or entity known by ShopKo to beneficially own 5% or more of the total number of outstanding ShopKo Shares,
(ii) each director of ShopKo, (iii) ShopKo's Chief Executive Officer and four most highly compensated executive officers other than the Chief Executive Officer, and (iv) the directors and executive officers of ShopKo as a group (18 persons). Except as otherwise noted, information with respect to directors and executive officers is as of December 31, 1996.

                                                                     AMOUNT AND NATURE
        NAME OF                                                        OF BENEFICIAL
    BENEFICIAL OWNER                                                  OWNERSHIP(1)(2)  PERCENT
    ----------------                                                 ----------------- -------
supervalu inc.(3)(4)................................................    14,731,667      45.8%
 11840 Valley View Road
 Eden Prairie, Minnesota 55244
Heartland Advisors, Inc.(5).........................................     1,781,000       5.5%
 790 North Milwaukee Street
 Milwaukee, Wisconsin 53202
Jack W. Eugster.....................................................        16,000         *
Jeffrey C. Girard(4)................................................         1,000         *
Dale P. Kramer(5)...................................................       198,000         *
William J. Tyrrell..................................................        15,000         *
Michael W. Wright(4)................................................           --          *
William J. Podany(5)................................................        30,000         *
Roger J. Chustz(5)..................................................        27,000         *
Thomas D. Hendra(5).................................................        69,060         *
Jeffrey A. Jones(5).................................................        21,000         *
All directors and executive officers as a group (18 persons)........       521,240       1.6%

--------
 *Less than 1%.
(1) Except as otherwise noted, the persons named in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them.
(2) Includes shares which may be acquired within 60 days pursuant to stock options as follows: Mr. Kramer 168,000 shares, Mr. Hendra 69,000 shares, Mr. Chustz 27,000 shares, Mr. Eugster 15,000 shares, Mr. Tyrrell 15,000 shares, Mr. Jones 21,000 shares and all directors and executive officers as a group, 485,280 shares.
(3) These shares are held by a wholly-owned subsidiary of supervalu, Supermarket Operators of America, Inc.
(4) Messrs. Wright and Girard are executive officers of supervalu and Mr. Wright is also a director of supervalu.

(5) Based on a Schedule 13G filed on February 14, 1997. Heartland Advisors, Inc. has sole voting power with respect to 1,636,200 ShopKo Shares and sole dispositive power with respect to 1,781,100 ShopKo Shares.

(6) The number of shares shown with respect to the Company's executive officers does not reflect funds from their respective Profit Sharing and 401(k) Plans invested in Common Stock through the ShopKo Stock Fund. As of November 30, 1996, such executive officers' approximate ShopKo Stock Fund account balances were as follows: Mr. Kramer $259,091, Mr. Podany $10,075, Mr. Hendra $86,652, Mr. Chustz $24,662 and Mr. Jones $39,649.

                            DESCRIPTION OF PHAR-MOR

GENERAL

  Phar-Mor operates a chain of discount retail drugstores devoted to the sale of prescription and over-the-counter drugs, health and beauty care products, baby products, pet supplies, cosmetics, greeting cards, groceries, beer, wine, tobacco, soft drinks, video rental and seasonal and other general merchandise. As of December 31, 1996, Phar-Mor operated 103 stores in 22 metropolitan markets in 18 states under the name of Phar-Mor(R). Approximately 51% of Phar-Mor's stores are located in Pennsylvania, Ohio and West Virginia, and approximately 24% are located in Virginia, North Carolina and South Carolina. Phar-Mor's principal executive offices are located at 20 Federal Plaza West, Youngstown, Ohio 44501-0400. Unless otherwise stated, all statistics in "Description of Phar-Mor" were compiled as of June 29, 1996.

                       TOTAL CHAIN SALES BY PRODUCT TYPE
                 (for the 52-week period ended June 29, 1996)

           DRUGSTORE:                                      45%
             Includes health & beauty care products,
             cosmetics, greeting cards, seasonal goods
             and other general merchandise
           CONSUMABLES:                                    28%
             Includes grocery, snacks, beer, wine,
             tobacco and soft drinks
           PHARMACY:                                       24%
             Includes prescriptions
           VIDEO, MUSIC AND VIDEO RENTALS:                  3%

  On September 11, 1995 Phar-Mor became a publicly traded, $1 billion drugstore chain with 102 individually profitable stores. Phar-Mor's new senior management team implemented a series of fundamental changes designed to achieve operating profitability. Phar-Mor:

  . Implemented an enhanced advertising and marketing program that included reducing prices on over 3,000 high volume items in every product category;

  . Increased advertising expenditures and frequency, highlighted by 8 to 24-page weekly inserts;

  . Introduced a program that guaranteed the "lowest prescription price or it's free;"

  . Enhanced the store within a store concept by improving its drugstore and food store operations, and adding new features such as the "discount book store", "$0.39 card store", "Pet Place", "Kodak film kiosk", and club-store "two-ton items";

  . Reduced the number of stores and focused on a core group of high volume, profitable stores with over 60% of stores concentrated in Pennsylvania, Ohio, Virginia and West Virginia;

  . Reduced the number of warehouses and increased out-sourcing of product distribution;

  . Introduced point of sale (POS) scanning in all stores;

  . Installed a new pharmacy software system;

  . Installed a new warehouse logistics system;

  . Reduced the number of corporate personnel by 75%; and

  . Reduced the number of stock keeping units (SKUs) by 25,000.

  Except for historical information contained herein, the matters concerning Phar-Mor discussed in this Joint Proxy Statement/Prospectus are forward-looking statements which involve risks and uncertainties including, but not limited to, economic, competitive, governmental and technological factors affecting Phar-Mor's operations, markets, products, services and prices and other factors discussed herein.

OPERATIONS

  Typically, Phar-Mor stores are open 95 hours per week; pharmacies are typically open 77 hours per week. The average store has approximately 50 employees, including a store manager, co-manager, assistant manager and department managers, pharmacy manager and pharmacists, and office and cashier supervision. Overall, Phar-Mor had 5,389 employees at June 29, 1996. Approximately 208 warehouse and distribution center employees in Youngstown are members of the Teamsters Union under contract which expires March 1, 1998. Sixty-three employees at Phar-Mor's Niles, Ohio store are members of the United Food and Commercial Workers Union under contract which expires October 12, 1997.

  Phar-Mor is committed to customer service and encourages employees to be responsive to customer needs and concerns. The remerchandising and remodeling of stores (discussed below) is designed to further ease and make the customer's shopping experience pleasurable. The number of open checkout lanes is closely monitored to facilitate the efficient and comfortable checkout of customers. These philosophies are regularly communicated and reinforced by Phar-Mor to its employees.

  Thorough education and training in store operations is provided at every level. Computer-based training, on and off-site training, video training, and teleconferences are a few of the training methods used. Phar-Mor believes that such training enables efficiency and understanding within store operations.

  The typical trade area for a Phar-Mor store includes approximately 105,000 people in 41,000 households within an area of between five and seven miles. On average during fiscal 1996, each store served approximately 12,500 customers per week. Phar-Mor's customers are approximately 52% female, with a median age of 35.5 years, and a median household income of approximately $33,000. Approximately 24% of customer households have children 17 years old and under.

  Phar-Mor stores accept payment in cash, check, credit cards and payment from third party providers of prescription services.

  Phar-Mor's purchasing, pricing, advertising, merchandising, accounting and supervisory activities are centrally directed from Phar-Mor's corporate headquarters. Phar-Mor purchases substantially all of its merchandise either directly from manufacturers or from wholesalers under various types of purchase arrangements. FoxMeyer Drug Company, a pharmaceutical distributor and an affiliate of Phar-Mor, accounted for approximately 24% of Phar-Mor's purchases and Riser Foods, Inc., a grocery wholesaler, accounted for approximately 5.4% of Phar-Mor's purchases during fiscal 1996. During fiscal year 1996, the purchase of pharmaceutical products by Phar-Mor from FoxMeyer Drug Company was governed by a Supply Agreement dated as of August 17, 1992 which was to expire the later of August 17, 1996 or once a minimum volume of purchases had been made (the "FoxMeyer Supply Agreement"). During fiscal 1996, no other single vendor accounted for more than 5% of Phar-Mor's purchases. Substantially all of the products Phar-Mor sells are purchased from approximately 1,200 outside vendors. Alternative sources of supply are generally available for all products sold by Phar-Mor.

  On August 27, 1996, FoxMeyer Drug Company filed a petition for protection under Chapter 11 of the United States Bankruptcy Code. On August 29, 1996, Phar-Mor notified FoxMeyer Drug Company that the supply of products to Phar-Mor under the FoxMeyer Supply Agreement was insufficient and that, consequently, FoxMeyer Drug Company had committed a material breach thereunder. Phar-Mor did not experience any material disruption to its business or supply of pharmaceutical products because adequate alternative sources of supply were readily available to Phar-Mor in anticipation of a potential disruption. See "--Certain Relationships and Related Transactions."

  On November 8, 1996, FoxMeyer Drug Company sold all of its assets to McKesson Corp. ("McKesson") a supplier of pharmaceuticals and health care products. In connection with the purchase of FoxMeyer Drug Company's assets, McKesson assumed FoxMeyer Drug Company's obligations under the FoxMeyer Supply Agreement. See "Certain Transactions--Supply Agreements with McKesson Corp."

MARKETING AND MERCHANDISING

  Phar-Mor's overall merchandising strategy is to offer (a) value to consumers by pricing its products below the prices charged by conventional drugstores and supermarkets and (b) a broader array of products in each of its major product categories than is offered by mass merchant discounters. Phar-Mor's product strategy is focused on the traditional drugstore lines of prescription and over-the-counter drugs, health and beauty care products and cosmetics. Phar-Mor stores also typically feature other product categories, including grocery, snacks and beverages, pet food and supplies, beer, wine and liquor (where permitted by law), tobacco, baby products, general merchandise, video and music sales and video rentals.

  Ninety-five percent of Phar-Mor's advertising is print advertising, through circulars, newspapers, and point of sale materials. Newspaper advertisements and circulars appear in major newspapers in each market area. Phar-Mor presently advertises through 75 newspapers and mailers.

  In January 1996, Phar-Mor introduced a new marketing approach that improved sales during the last two quarters of fiscal 1996 (see table below). This program included price reductions on over 3,000 items and the consequent reduction of gross profit margins, and was implemented in order to generate increased sales volume. Phar-Mor believes that this reduction in gross profit margins has stabilized and does not represent a continuing material trend. At the same time, Phar-Mor adopted an "everyday low price" strategy on substantially all products and increased advertising by expanding the size of its circulars. Phar-Mor continues to review its prices relative to its competitors.

  Simultaneously, Phar-Mor also introduced a program guaranteeing the "lowest prescription price or it's free." At the inception of the program in January 1996, same store pharmacy sales for the month of January 1996 were 7% lower than for the month of January 1995. Same store pharmacy sales improved in the month of June 1996 versus June 1995 by 4.2%. Overall pharmacy gross margins decreased approximately 1% in fiscal 1996 versus fiscal 1995, of which reduction approximately one half resulted from the increase in third party prescription business.

                 PHAR-MOR, INC. COMPARABLE SALES (102 STORES)

                                                1996         1995     % VARIANCE
                                            ------------ ------------ ----------
     January............................... $ 91,249,149 $ 97,949,728   -6.84%
     February..............................   80,456,860   84,467,595   -4.75%
     March.................................   80,584,706   78,488,924    2.67%
     April.................................  100,983,873  104,492,861   -3.36%
     May...................................   80,432,036   79,205,254    1.55%
     June..................................   83,382,186   80,981,428    2.96%
     July..................................  101,807,749   99,723,677    2.09%
     August................................   84,158,377   82,245,660    2.33%
     September.............................   78,586,659   72,876,785    7.83%
     October...............................  102,045,049   97,881,478    4.25%
     November..............................   84,559,012   84,167,370    0.47%
     December..............................  103,301,092  102,269,679    1.01%
                                                1997         1996     % VARIANCE
                                            ------------ ------------ ----------
     January............................... $ 98,725,848 $ 91,249,149    8.19%

  In January 1996, Phar-Mor retained a national design firm to assist in the redesign and creation of a new prototypical store. The new prototype repositioned signature departments to provide the customer an easy-to-navigate shopping format further enhanced by custom signage.

  Phar-Mor has completed remodeling twelve stores. Each store has shown increased sales and gross profit versus fiscal 1995 since the stores were remodeled and redesigned. In conjunction with its remodeling and redesigning of the Boardman, St. Clairsville and Mansfield, Ohio stores and the Anderson, Indiana store, Phar-Mor has also introduced the "club store" concept as a test for other locations. In an approximate 10,000 to 15,000 square foot excess area, each "club store" offers a varied selection of grocery items, including fresh, frozen, and refrigerated foods. At this time, it is too early to determine whether or not the success of these programs will result in the introduction of additional "club stores", but the concept is being well received by customers and has improved sales in each store. Phar-Mor is reviewing plans to remodel approximately 12 additional stores in calendar 1997.

SALES

  The retail sale of traditional drugstore lines is a highly fragmented business, consisting of thousands of chain drugstores and independent drug stores that sell such products, as well as mass merchandisers who sell such products as part of their overall product lines. In fiscal 1996, revenues from sales of Phar-Mor's traditional drugstore products (i.e., prescription drugs, greeting cards, over-the-counter drugs, health and beauty care products and cosmetics) averaged approximately $5.8 million dollars per store in its 102 stores. In addition to the approximately $591.4 million in traditional drugstore products revenues in fiscal 1996, Phar-Mor generated approximately $464.9 million in sales in the last fiscal year from the sale of groceries and general merchandise.

  Set forth below is the percentage of sales by principal category of products for the 102 continuing stores for the last three fiscal years:

                                                   PERIOD ENDED
                                      ---------------------------------------
                                      JUNE 29, 1996 JULY 1, 1995 JULY 2, 1994
                 CATEGORY              (52 WEEKS)    (52 WEEKS)   (53 WEEKS)
                 --------             ------------- ------------ ------------
     Prescription, Health and Beauty
      Care Products, Cosmetics and
      Greeting Cards.................     56.0%         55.7%        54.9%
     All Other Merchandise...........     44.0%         44.3%        45.1%

  Phar-Mor's business is seasonal to a certain extent. The highest volume of sales and net income usually occurs in the second fiscal quarter (generally October, November and December) and the lowest volume occurs during the third fiscal quarter (generally January, February and March). The following table summarizes Phar-Mor's sales by quarter during fiscal 1996.

                     SALES BY QUARTER DURING FISCAL 1996*

                                                                   PERCENTAGE OF
                                                                    TOTAL SALES
                                                                   -------------
       First Quarter..............................................      24.1%
       Second Quarter.............................................      26.9
       Third Quarter..............................................      23.9
       Fourth Quarter.............................................      25.1
                                                                       -----
                                                                       100.0%

      --------
      *  For the 102 stores operating as of June 29, 1996

COMPETITION

  Phar-Mor's stores compete primarily with conventional drugstores, supermarkets and mass merchant discounters. Among these competitors, many have greater financial resources than Phar-Mor. Phar-Mor's strategy for competing with conventional drugstores is through its broader product selection and generally lower prices than traditional drugstore lines. Phar-Mor believes it has these same competitive advantages against most supermarkets for non-grocery items. Phar-Mor's strategy for competing with supermarkets in grocery product lines, where Phar-Mor does not have a broader selection, is to carry an often changing mix of items priced lower than most supermarkets.

  Phar-Mor does not attempt to compete against mass merchant discounters solely on the basis of price. In traditional drugstore lines, particularly health and beauty care products and greeting cards, Phar-Mor offers broader product selection than mass merchant discounters. Mass merchant discounters generally are unwilling to allocate as much display space as Phar-Mor devotes to these categories. The merchandising changes Phar-Mor has implemented, including the creation of "signature" departments in dedicated aisle space with distinguishing signage, such as health and beauty care products, cosmetics, video rentals and "The Card Shop," "Pet Place," "One Stop Baby Shop," and "Vitamin Shoppe," are designed in part to distinguish Phar-Mor from mass merchant discounters and to increase its strength in areas in which, in Phar-Mor's opinion, such merchants do not excel.

CAPITAL EXPENDITURES

  Phar-Mor's most significant capital needs are for seasonal buildup of inventories, technology improvements and remerchandising and remodeling of existing stores.

  Phar-Mor's capital expenditures totaled $7.0 million in fiscal 1996, including expenditures totaling $2.4 million for rightsizing and remodeling of existing stores. Prior to the Transaction, Phar-Mor anticipated spending approximately $30.1 million for capital expenditures in fiscal 1997. In light of the Transaction, the amount of capital expenditures for fiscal 1997 is being reviewed and will likely change; however, Phar-Mor is reviewing plans to remodel 12 additional stores in calendar 1997 in addition to the approximately two additional stores Phar-Mor plans to open in calendar 1997. The estimated capital required to remodel these 12 stores is approximately $8 million, and the estimated capital for each new store is typically $750,000, exclusive of inventory costs of $1.3 million per store.

GROWTH

  Phar-Mor opened no new stores in fiscal 1996 and opened one new store on December 1, 1996. Phar-Mor plans to open approximately two additional new stores in calendar 1997. Expansion in the near future is expected to be minimal and in existing or contiguous markets in its core market states of Pennsylvania and Ohio. Leases for two additional new stores in the Philadelphia market have been executed. Expansion in existing markets improves Phar-Mor's operating margins by decreasing advertising costs on a per store basis, permitting more efficient distribution of products to stores and increasing utilization of existing supervisory and managerial staff.

  The aggregate cost of any future expansion is dependent upon the method of financing new stores. Build to suit (i.e., landlord constructed) leases cost approximately $750,000 per store for furniture, fixtures, and equipment and each new store requires approximately $1.3 million in inventory. Company-funded conversion of existing buildings is another possible method of future expansion; however the cost of such expansion per store varies significantly depending upon the age, condition and configuration of such buildings.

  Phar-Mor has reduced store occupancy costs through negotiated rent concessions and store rightsizings. As of June 29, 1996, Phar-Mor's stores ranged in size from approximately 30,000 to 70,000 square feet, with an average store size of approximately 51,000 square feet. Since June 1993, Phar-Mor has rightsized 14 stores, reducing the average size of such stores by approximately 19,000 square feet and the average annual occupancy costs of such stores by over $152,000 per store. Phar-Mor believes that approximately 45 additional stores are larger than warranted and have floor plan configurations that make rightsizing feasible in the future. Phar-Mor plans to reduce the size of such stores to approximately 40,000 square feet. Phar-Mor also currently intends to remodel certain rightsized and other stores. As of December 31, 1996, Phar-Mor has completed remodeling 12 stores, including the "club stores." While the average cost of remodeling each store was approximately $650,000, Phar-Mor believes that the cost of remodeling additional stores can be reduced depending upon size, configuration and geographic location of a store.

  In anticipation of the Transaction, Phar-Mor has suspended its rightsizing program. However, two locations are being remodeled (New Philadelphia, Ohio and West Palm Beach, Florida) as a result of consummated rightsizing transactions. Phar-Mor estimates that approximately 45 stores previously identified as potential downsizing candidates may be remerchandised to include certain additional complementary merchandise typically sold in ShopKo stores. Also, a limited number of the stores may accommodate the "club store" concept. If implemented, these changes in space utilization strategy would allow Phar-Mor to draw on merchandising expertise from ShopKo, create buying efficiencies not previously available to Phar-Mor, and offer the opportunity to consolidate certain related functions.

TRADEMARKS AND SERVICE MARKS

  Phar-Mor believes that its registered "Phar-Mor" and "Power Buying" trademarks are well recognized by its customer base and the public at large in the markets where such trademarks have been advertised. Phar-Mor believes that the existing customer and public recognition of its trademarks and related operational philosophy will be beneficial to its strategic plans to expand merchandise categories and add new stores. Phar-Mor has also introduced a number of private label brands of products under various registered trademarks and trademarks pending registration.

  Phar-Mor has also applied for several other trademarks and service marks which management believes may develop independent recognition and association with Phar-Mor. Included among these is the service mark "Don't Pay Drugstore Prices" which has been developed and implemented as part of Phar-Mor's new merchandising and marketing strategies. However, there can be no assurance that Phar-Mor will receive a federal registration for such trademarks and service marks.

HISTORY

  Phar-Mor was founded in 1982 as a division of a subsidiary of the Giant Eagle, Inc. supermarket chain. The initial Phar-Mor concept was built on the premise that a drugstore offering additional, and at times unexpected, categories of merchandise could attract customers by featuring low prices made possible by acquiring inventory at relatively low cost through deal purchases of overstock, odd lot, discontinued, large unit size or slow-moving merchandise from manufacturers and distributors. Phar-Mor grew, rapidly expanding from 12 stores in August 1985 to 311 stores in August of 1992. Store size also grew dramatically, increasing from an average of approximately 31,000 square feet in fiscal 1986 to approximately 58,500 square feet in 1992. Phar-Mor's rapid growth was mirrored by apparent extraordinary financial success.

  However, in early August 1992, Phar-Mor publicly disclosed that it had discovered a scheme by certain senior executives to falsify certain financial results and divert funds to unrelated enterprises and for personal expenses. The officers involved, including Phar-Mor's former President and Chief Operating Officer, former Chief Financial Officer, former Vice President of Finance and former Controller were promptly dismissed. In an effort to restore support from its vendors and lenders and to implement a business turnaround plan, Phar-Mor and its fifteen wholly owned subsidiaries filed petitions for protection under Chapter 11 of the United States Bankruptcy Code on August 17, 1992 (the "Petition Date"). A new management team, hired by the Phar-Mor Board, assumed day-to-day management of Phar-Mor.

  Upon discovery of the fraud, it became apparent that Phar-Mor's explosive growth during the preceding several years had been fueled in part by a systematic scheme to falsify Phar-Mor's financial results and to conceal

Phar-Mor's true financial condition. The fraud which was perpetrated by the manipulation of information and override of the system of internal controls by certain of its senior executives, as well as a lack of systems and surrounding controls, masked very substantial losses, created in part by low margins, slow moving merchandise categories, high rentals for the newer and larger stores and operational inefficiencies. By the time Phar-Mor concluded its investigation into the size of the fraud, it determined that cumulative earnings had been overstated by approximately $500 million. Additional charges to cumulative earnings of approximately $500 million resulted from changes in accounting policies and restructuring costs which were recorded as of September 26, 1992. See "Notes to Consolidated Financial Statements."

  The new management of Phar-Mor faced the task of reconstructing its accounting records and strengthening the control systems. New management developed and implemented a strict internal control regimen, buttressed by frequent and widely distributed internal management reports, designed specifically to avoid a situation in which a member of management could override controls and avoid detection.

  In particular, management (i) implemented three major information system improvements, each of which supports the accurate reporting of inventory and facilitates stricter accounting controls: point-of-sale ("POS") scanning equipment, a pharmacy software system and a Distribution Control System ("DCS") warehousing system (these systems provide greater merchandising data, facilitate pharmacy processing and track and coordinate inventory purchasing and warehouse volume), (ii) undertook a full review of various existing systems which included an operations and control enhancement project on the accounts payable system and a vendor correspondence and relations review and
(iii) enhanced an internal audit department that assembled extensive protocols to follow in conducting audits of internal controls.

  In order to further enhance the control process, new management regularly generates numerous internal reports which are distributed to a wide variety of senior, middle and lower level management on a daily, weekly and monthly basis. In addition, operational and financial planning meetings are now attended by members of all levels of management.

  Phar-Mor emerged from bankruptcy on September 11, 1995 (the "Restructuring Date") with a new President and Chief Operating Officer, Chief Financial Officer and Corporate Controller hired after the Petition Date to replace those responsible for the fraud. Additional new senior managers were hired subsequent to the Petition Date.

  During the pendency of the bankruptcy cases of pre-reorganized Phar-Mor and its subsidiaries, new management analyzed the performance and prospects of each store to identify a core group of high volume, profitable and geographically concentrated stores that would serve as the basis of reorganized Phar-Mor. Based on this analysis, Phar-Mor closed 209 stores (not including separate liquor stores which were closed at various times) in five stages: 54 stores between October 1992 and December 1992, 34 stores between March 1993 and June 1993, 55 stores in July 1993, 25 stores in October 1994 and 41 stores in July 1995, thereby reducing the number of stores from 311 in September 1992 to 102 stores as of the Restructuring Date of Phar-Mor's bankruptcy plan of reorganization (the "Phar-Mor Restructuring").

  Phar-Mor also implemented a series of fundamental changes designed to achieve operating profitability and to position Phar-Mor for future growth. Following the Petition Date, Phar-Mor reduced the number of warehouses and increased outsourcing of product distribution; reduced the average size of several stores by approximately 19,000 square feet; introduced POS scanning in all stores; installed a new pharmacy software system; installed the DCS warehouse logistics system; and reduced the number of corporate personnel by 75%.

  In connection with the Phar-Mor Restructuring and its emergence from bankruptcy (as discussed below), Phar-Mor restructured its debt obligations and converted approximately $855 million of debt into equity. Phar-Mor also entered into the Phar-Mor Revolving Credit Facility, a three-year, $100 million revolving credit facility. As of June 29, 1996, no borrowings were outstanding under the Phar-Mor Revolving Credit Facility, other than standby letters of credit totaling approximately $5.4 million.

REGULATION

  Phar-Mor is subject to the Fair Labor Standards Act, which governs such matters as minimum wages, overtime, and other working conditions. To the extent that pay scales for a portion of Phar-Mor's personnel relate to the federal minimum wage, the scheduled increase in the minimum wage will increase Phar-Mor's labor costs.

  The prescription drug business is subject to the federal Food, Drug and Cosmetic Act, Drug Abuse Prevention and Control Act and Fair Packaging and Labeling Act relating to the content and labeling of drug products, comparable state statutes and state regulation regarding record keeping and licensing matters with civil and criminal penalties for violations.

PROPERTIES

  Phar-Mor operates 103 stores in 18 states. Approximately 51% of Phar-Mor's stores are located in Pennsylvania, Ohio and West Virginia, and approximately 24% are located in Virginia, North Carolina and South Carolina. The following is a breakdown by state of the locations of Phar-Mor's stores.

Alabama................   1
Colorado...............   2
Florida................   5
Georgia................   3
Illinois...............   4
Indiana................   3
Iowa...................   2
Kansas.................   2
Kentucky...............   1

Missouri...............   1
North Carolina.........   9
Ohio...................  15
Oklahoma...............   1
Pennsylvania...........  34
South Carolina.........   4
Virginia...............  11
West Virginia..........   4
Wisconsin..............   1

  As of December 31, 1996, all of Phar-Mor stores were leased. All store leases are long term; the original terms of 76 leases and the original terms with options of four leases expire on or before December 31, 2006. Most stores are located adjacent to or near shopping centers or are part of strip centers. The remaining stores are free-standing. Depending on the location of a store, the sites may vary, with averages by type of location as follows: free-standing stores are located on sites averaging 2.84 acres; stores located in strip centers are found on sites averaging 23.7 acres; and stores in malls are on sites averaging 46.8 acres. A proto-typical store includes 32,000 square feet of sales space and 8,000 square feet of storage area and ample off-street parking. The stores are designed in a "supermarket" format familiar to customers and shopping is done with carts in wide aisles with attractive displays. Traffic design is intended to enhance the opportunity for impulse purchases.

  Phar-Mor operates a distribution center near Youngstown, Ohio comprised of two adjoining leased warehouse facilities. Phar-Mor also leases most of the equipment used in the warehouse facilities. This distribution center delivered approximately 35% of all merchandise to the stores in fiscal 1996, primarily using contract carriers. The balance of the products were delivered directly to the stores by vendors. Phar-Mor has the option to terminate one or more of these warehouse and/or equipment leases on December 31, 2000 upon payment of an early termination fee. If all these leases were terminated on that date, the aggregate early termination fee would be $1.8 million. In addition, Phar-Mor has a separate option to terminate all of the warehouse leases at any time after July 1, 1996 for payment of approximately $5.2 million.

  Phar-Mor and a wholly owned subsidiary of Phar-Mor are partners in an Ohio limited partnership, which owns the office building where Phar-Mor occupies approximately 141,000 square feet of space for its corporate offices in Youngstown, Ohio. Phar-Mor leases offices comprising approximately 80,000 square feet for its headquarters in such building from such partnership. The headquarters lease has a five-year term and allows Phar-Mor to renew the lease for two additional five year terms. Phar-Mor has the right to terminate the headquarters lease beginning March 1, 1997 and ending March 1, 1998. In connection with the Transaction and the planned consolidation of Cabot Noble's corporate headquarters, Phar-Mor intends to exercise this option and terminate the lease following the Effective Date. Upon termination, Phar-Mor will not be liable with respect to any loans secured by the headquarters property. However, a termination fee of up to $1 million must be paid by Phar-Mor.

LEGAL PROCEEDINGS

  In the normal course of business, Phar-Mor is subject to various claims. In the opinion of management, any ultimate liability arising from or related to these claims should not have a material adverse effect on future results of operations, cash flows or the consolidated financial position of Phar-Mor.

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of Phar-Mor as of the date hereof are listed below.

       NAME              AGE                            POSITION
       ----              ---                            --------
Robert M. Haft..........  44 Chairman of the Board of Directors and Chief Executive Officer
M. David Schwartz.......  51 President and Chief Operating Officer
Daniel J. O'Leary.......  50 Senior Vice President and Chief Financial Officer
John R. Ficarro.........  44 Senior Vice President, General Counsel and Secretary
Warren E. Jeffery.......  47 Senior Vice President, Store and Pharmacy Operations
Michael K. Spear........  51 Senior Vice President--Marketing and Merchandising
Abbey J. Butler.........  59 Director
Melvyn J. Estrin........  52 Director
Linda Haft..............  46 Director
Malcolm T. Hopkins......  68 Director
Richard M. McCarthy.....  60 Director

  Each of the foregoing directors has served on the Phar-Mor Board since September 11, 1995. Robert A. Peiser, formerly a director of Phar-Mor, resigned from the Phar-Mor Board effective as of September 4, 1996 in connection with his acceptance of a position with FoxMeyer Health, resulting in a vacancy on the Phar-Mor Board. Mr. Peiser's resignation did not result from any disagreement with Phar-Mor on any matter relating to Phar-Mor's operations, policies or practices. Phar-Mor currently is seeking to fill this vacancy. Pursuant to the Combination Agreement, any individual selected by the Phar-Mor Board to fill any vacancy on the Phar-Mor Board shall be selected in consultation with a nationally recognized executive search firm and shall be subject to approval by the independent directors of ShopKo.

  Robert M. Haft assumed the positions of Chairman and Chief Executive Officer of Phar-Mor as of September 11, 1995, the effective date of Phar-Mor's bankruptcy plan of reorganization. He served as President and Chief Executive Officer at different times with Crown Books, a retail chain of bookstores, from 1977 to 1993. He also served as President and Vice Chairman at different times at Trak Auto, a retail auto parts chain, from 1979 to 1993. Mr. Haft also served at various positions at different times with Dart Group, a retailing, real estate and financial management company from 1975 to 1993, including Director, President, and Chief Operations Officer. From 1993 to 1995, Mr. Haft was not employed. Mr. Haft currently serves on the Board of Directors of the Second Cup, an international retail chain of coffee shops, and the Advisory Board Companies, a company focused on health care and financial institutions.

  Mr. Haft and other members of the Haft family (including Mr. Haft's sister, Linda Haft) are or have been involved in certain litigation involving or related to the Dart Group and affiliated entities and affiliates of Combined Properties, Inc. ("CPI"). This litigation relates to, among other things, claims to compensation, options or payments from those entities, claims by creditors of those entities on loan documents and guarantees, alleged related party transactions, and the validity of releases executed by Dart Group and CPI. CPI and certain related entities filed chapter 11 petitions in the United States Bankruptcy Court for the District of Maryland on May 25, 1995. Until July 1993, Mr. Haft served as a director (but not an executive officer) of CPI and one of several general partners of certain of the related entities.

  M. David Schwartz has served as President and Chief Operating Officer of Phar-Mor since February 1993. From 1991 to 1993, he was a Director and the President and Chief Executive Officer of Smitty's Super Valu, Inc., a regional food and general merchandising retailer, and between 1987 and 1991 Mr. Schwartz served as a Director and the President and Chief Operating Officer of Perry Drug Stores Inc., a regional chain of 200 drug stores. Mr. Schwartz was Vice President of Drug/General Manager for the Kroger Company between 1985 and 1987 and, between 1971 and 1985, held positions with Albertson's Inc. including Senior Vice President of Marketing, Senior Vice President of Non-Foods Merchandising, Distribution and Procurement, Vice President of Merchandising, and Non-Foods Merchandise Manager. Mr. Schwartz attended Arizona State University.

  Daniel J. O'Leary has served as Senior Vice President and Chief Financial Officer of Phar-Mor since December 1992. Prior to that time, he served as a Director and, at various times, President and Chief Operating Officer, Executive Vice President, Vice President of Finance and Chief Financial Officer at Fay's Inc., a multi-concept regional retailer with drug stores and auto parts stores. From 1969 to 1987, Mr. O'Leary was a member of the accounting firm of Touche, Ross & Co. (now known as Deloitte & Touche LLP), holding, at various times, positions including an office Managing Partner, Audit Partner and Director of Audit Operations. Mr. O'Leary graduated from Siena College, Loudonville, New York with a B.B.A. in Accounting.

  Warren E. Jeffery has served as Senior Vice President of Operations of Phar-Mor since May 1996. Prior to that, Mr. Jeffery served as Vice President of Operations, beginning February 1993. From 1992 to 1993, he served as Regional Director-Store Operations for Revco D.S., Inc., operator of one of the country's largest retail drug store chains. Mr. Jeffery was employed by Perry Drug Stores from 1976 until 1992, holding various management positions, including Vice President of Store Operations from 1988 to 1992. Mr. Jeffery received a B.S. degree in pharmacy from Ferris State University.

  John R. Ficarro has served as Senior Vice President, General Counsel and Secretary of Phar-Mor since September 1996. Prior to that, Mr. Ficarro served as Vice President, General Counsel and Secretary of Phar-Mor since February 1995. From 1981 to 1995, Mr. Ficarro was employed by General Host Corporation where he served as Vice President, General Counsel and Secretary since 1989 and prior to that time served as Counsel to several of its retail businesses. General Host Corporation currently operates a multi-regional lawn and garden retail chain under the name Frank's Nursery and Crafts. Prior to 1981, Mr. Ficarro was engaged in a private law practice in Florida. Mr. Ficarro received a B.A. from Syracuse University and a J.D. from its College of Law.

  Michael K. Spear has served as Senior Vice President of Marketing and Merchandising of Phar-Mor since July 1996. From 1995 to 1996, Mr. Spear served as Executive Vice President Merchandising, Marketing, Information Systems at Fred's, Inc., a regional grocery retailer located in Memphis, Tennessee. Prior to that, Mr. Spear served in a number of positions with Wal-Mart, the nation's largest discount retail chain, from 1973 to 1995, beginning as store manager until his most recent position as Vice President, Divisional Merchandise Manager Hardlines at Wal-Mart's Sam's Club, a retail warehouse club operation.

  Abbey J. Butler is co-Chief Executive Officer, co-Chairman of the Board, and a shareholder of FoxMeyer Health. He also served as co-Chairman of the board of Ben Franklin Retail Stores, Inc., a retail craft company which is an affiliate of FoxMeyer Health, and as managing partner of Centaur Partners, L.P., an investment partnership. Mr. Butler has also been the President and Director of C.B. Equities Corp., a private investment company, since 1982. Mr. Butler currently serves as a Director and member of the Executive Committee of FWB Bancorporation. He also serves as a Director of Urohealth Systems, Inc., a developer, manufacturer and distributor of products for the health care market and Carson Products, the leading manufacturer and marketer in the U.S. retail ethnic hair care market. He is a trustee of the American University and a Director of the Starlight Foundation. Mr. Butler was appointed by President Bush to serve as a member of the Executive Committee of the National Committee for the Performing Arts of the John F. Kennedy Center. See "--Certain Relationships and Related Transactions."

  Melvyn J. Estrin is co-Chief Executive Officer, co-Chairman of the Board, and a shareholder of FoxMeyer Health. He also serves as co-Chairman of the Board of Ben Franklin Retail Stores, Inc., a retail craft company.

From 1983 to the present, Mr. Estrin served as Chairman of the Board and Chief Executive Officer of Human Service Group, Inc., a private management and investment firm, and of University Research Corporation, a consulting firm. He currently serves as a director of Washington Gas Light Company, and as a trustee of the University of Pennsylvania. Mr. Estrin also serves as a Commissioner on the President's National Capital Planning Commission. See "-- Certain Relationships and Related Transactions."

  Linda Haft served as a Vice President of the Dart Group and Dart Drug Stores and previously had responsibility for various buying functions, customer relations, and internal affairs from 1974 to 1993. During 1994, she was employed in a general administrative capacity by Temps & Company, a temporary services company. Until 1993, she served as an Administrator of both Crown Books and the Dart Group Foundation, and was Senior Vice President of Dart Group Financial in 1993. Ms. Haft was not otherwise employed from 1993 to the present. Ms. Haft is a trustee of the American University. She received a B.S. degree from the School of Management from Syracuse University. Ms. Haft is Robert Haft's sister. Ms. Haft is or has been involved in certain of the litigation described above under Robert M. Haft's biography. Until July 1993, Ms. Haft served as a general partner of certain entities affiliated with CPI.

  Malcolm T. Hopkins, a private investor and consultant since 1984, was Vice Chairman, Chief Financial Officer, a member of the Board of Directors, and a member of the three-man Senior Operating committee of the St. Regis Corporation until, in 1984, St. Regis was acquired by Champion International. In addition to his corporate financial and administrative responsibilities at St. Regis, Mr. Hopkins was the senior officer in charge of strategic planning, international financial policy, and special government relations. He also had senior operating responsibility for St. Regis' chemical and insurance operations. Mr. Hopkins has served on the Board of Directors of the following companies since the dates indicated: the Columbia Gas System, Inc. (1982), MAPCO, Inc. (1986), the Metropolitan Series Funds (1985), State Street Research Portfolios, Inc. (1985), KinderCare Learning Centers, Inc. (1990), EMCOR Group, Inc. (1994), and U.S. Home Corporation (1993). He received an A.
B. degree from Union College and an L.L.B. degree from Albany Law School.

  Richard M. McCarthy has over thirty-years experience in credit and risk management. From 1962 until his retirement in 1994, Mr. McCarthy held various credit related positions with Procter & Gamble Distributing Company, including Manager of Systems Operations (1987), Manager of Credit and Accounts Receivable (1989), and Manager of Credit and Risk Management (1991 to 1994). In this last capacity, he was responsible for all of Procter & Gamble's domestic accounts receivable. Mr. McCarthy was a member of the Board of Directors of the National Association of Credit Management, the Cincinnati Association of Credit Management, the National Health & Beauty Aids Credit Association, and the National Food Manufacturers Credit Association. He holds a B.S. from Cornell University and served as an officer in the United States Marine Corps from 1958 to 1961.

  The Phar-Mor Board met eight times in fiscal 1996.

  On August 27, 1996, FoxMeyer Drug Company filed a petition for protection under Chapter 11 of the United States Bankruptcy Code. See "--Operations." On July 26, 1996, Ben Franklin Retail Stores, Inc. filed a petition for protection under Chapter 11 of the United States Bankruptcy Code. Messrs. Butler and Estrin are executive officers and directors of FoxMeyer Drug Company and Ben Franklin Retail Stores, Inc.

  Committees of the Phar-Mor Board. The Phar-Mor Board has a standing Audit Committee and a standing Compensation Committee. The Audit Committee of the Board provides the Board with an independent review of Phar-Mor's accounting policies, the adequacy of financial controls and the reliability of financial information reported to the public. The Audit Committee also conducts examinations of the affairs of Phar-Mor as required by law or as directed by the Board, supervises the activities of the internal auditor and reviews the services provided by the independent auditors. The Audit Committee consists of Mr. Hopkins (the Committee Chairman) and Mr. McCarthy and met four times in fiscal 1996.

  The Compensation Committee of the Board determines compensation and benefits for officers, reviews salary and benefits changes for other senior officers, administers the Phar-Mor, Inc. 1995 Stock Incentive Plan, the Phar-Mor, Inc. 1995 Director Stock Plan, the Phar-Mor, Inc. 1996 Director Phantom Stock Plan and other employee benefits. The Compensation Committee, which will be appointed annually, consists of Ms. Haft and Messrs. Butler (the Committee Chairman), Estrin and Hopkins and met two times in fiscal 1996.

EXECUTIVE COMPENSATION

  Summary Compensation. The following table sets forth information concerning the compensation of Phar-Mor's Chief Executive Officer, the other four most highly compensated executive officers of Phar-Mor who served in those capacities as of June 29, 1996 and an additional officer who would have been among the four most highly compensated executive officers had he been an executive officer at fiscal year-end (the "Phar-Mor Named Officers").

                                                                    LONG TERM COMPENSATION
                                                                    -----------------------
                                      ANNUAL COMPENSATION             AWARDS      PAYOUTS
                               ------------------------------------ -----------  ----------
       NAME AND         FISCAL                       OTHER ANNUAL      STOCK        LTIP       ALL OTHER
   PRINCIPAL PERSON      YEAR   SALARY     BONUS(1) COMPENSATION(2) OPTIONS (#)  PAYOUTS($) COMPENSATION(4)
   ----------------     ------ --------    -------- --------------- -----------  ---------- ---------------
Antonio C. Alvarez.....  1996  $178,562    $107,942       --          416,667(3)    --        $2,650,000(3)
 Former CEO              1995   900,000     540,000       --              --        --               --
Robert M. Haft.........  1996   726,936(5)  270,000       --          256,250          (8)        66,637
 Chairman and CEO                                         --              --        --
M. David Schwartz......  1996   571,632     215,000       --          175,000       --           505,548
 President and COO       1995   500,000     200,000       --              --        --             2,602
Daniel J. O'Leary......  1996   236,500      85,000       --           87,500       --           250,147
 Senior Vice President   1995   236,500     106,250       --              --        --
  and CFO
Warren E. Jeffery......  1996   176,265      45,000       --           50,000       --            78,540
 Senior Vice President,  1995   168,390      80,000       --              --        --               875
  Store and Pharmacy
  Operations
John R. Ficarro........  1996   155,016      50,000       --           15,000       --            34,013
 Senior Vice             1995    59,622(7)   28,000       --              --        --               --
  President(6),
  Secretary and General
  Counsel
Sankar Krishnan........  1996   150,000      45,000       --           25,000       --           139,226
 Vice President and
  Controller             1995   150,000      70,000       --              --        --               --

--------
(1) Bonuses are shown for the fiscal year earned, but are paid in the following fiscal year. Mr. Haft will not receive payment of his fiscal 1996 bonus until after January 1, 1997.
(2) No information is provided in the column labeled "Other Annual Compensation" since the aggregate amount of perquisites and other personal benefits for the periods indicated is less than the lesser of $50,000 or 10% of the total annual salary and bonus reported for each of the Phar-Mor Named Officers.
(3) The 416,667 in stock options reported for Mr. Alvarez are not specifically allocated to him, but rather were issued to Alvarez & Marsal, Inc. ("A&M") pursuant to a management services agreement between Phar-Mor and A&M. $2,500,000 of the $2,650,000 reported above in "All Other Compensation" was a confirmation bonus which was not paid to him but rather was paid to A&M pursuant to such management services agreement. See "--Certain Relationships and Related Transactions--Transactions with Alvarez & Marsal, Inc."
(4) Information provided in the column labeled "All Other Compensation" for the 1996 Fiscal Year includes the following: (i) the value of insurance premiums paid by Phar-Mor for the benefit of each of the Phar-Mor Named Officers as follows: Mr. Haft, $66,637; Mr. Schwartz, $2,040; Mr. O'Leary, $147; Mr. Jeffery, $2,234; Mr. Ficarro, $4,376; and Mr. Krishnan, $132;
    (ii) matching contributions to Phar-Mor's Employee Savings and Retirement Plan to certain of the Phar-Mor Named Officers as follows: Mr. Schwartz, $3,508; Mr. Jeffery, $1,306; Mr. Ficarro, $653; and Mr. Krishnan, $1,760;
    (iii) moving expenses paid by Phar-Mor for the benefit of certain of the Phar-Mor Named Officers as follows: Mr. Ficarro, $28,984; and
    Mr. Krishnan, $37,334; (iv) confirmation bonuses paid by Phar-Mor to certain of the Phar-Mor Named Officers as follows: Mr. Schwartz, $500,000; Mr. O'Leary, $250,000; Mr. Jeffery, $75,000; and Mr. Krishnan, $100,000;
    and (v) consulting fees in the amount of $150,000 paid to Mr. Alvarez.

(5) This amount represents Mr. Haft's salary from the date of the commencement of his employment with Phar-Mor, September 11, 1995 through the end of the fiscal year.
(6) As of September 1996, Mr. Ficarro has held the position of Senior Vice President.
(7) This amount represents Mr. Ficarro's salary from the date of the commencement of his employment with Phar-Mor, February 13, 1995, through the end of the fiscal year.
(8) Mr. Haft's employment agreement also provides for long-term performance payouts to Mr. Haft, commencing with the fiscal year ending June 30, 1998, and each third year thereafter during the term of his employment agreement, in an amount (subject to the offset referred to in the last sentence of this paragraph) equal to 3% of any excess of (i) the aggregate market value of the publicly traded Phar-Mor Shares based on the average closing price for the thirty (30)-day period ended on the last day of the subject period (less the sum of (a) the proceeds from the exercise during such period of any options or warrants plus (b) any cash or property consideration actually received by Phar-Mor during such period from the issuance of any shares of its common stock) over (ii) the aggregate market value of the publicly-traded Phar-Mor Shares based on the average closing price for the thirty (30)-day period ending on the last day of the immediately prior subject period (provided that for the first day of the period ending on June 30, 1998, such average closing price shall be deemed to be $8.00 per share). One-half of the aggregate annual bonuses paid or payable in respect of the applicable three-year period will be offset against the long-term payout amount. No award has been made pursuant to these long-term performance payout provisions.

  The Combination is not expected to materially impact the individual compensation of any Phar-Mor Named Officers, except with respect to the certain option grants and revisions to certain employment agreements and arrangements. See "Certain Transactions--Phar-Mor Option Grants; Employment Agreements--Executive Officers." Messrs. Schwartz, O'Leary, Jeffery, Ficarro and Krishnan may be compensated for certain reimbursable expenses associated with the proposed relocation of Phar-Mor's corporate headquarters to Green Bay, Wisconsin.

  Option Grants. The table below shows, for each of the Phar-Mor Named Officers, the number ofPhar-Mor Shares subject to options as of June 29, 1996. All of the options set forth below were issued under the Phar-Mor, Inc. 1995 Stock Incentive Plan, other than (i) options to purchase 10,000 shares granted to Mr. Haft (and each of the other directors of Phar-Mor) under the Phar-Mor, Inc. 1995 Director Stock Plan, and (ii) the options issued to Alvarez & Marsal, Inc. and shown below as if issued to Mr. Alvarez (the "A&M Options"). See "--Certain Relationships and Related Transactions."

                                                                                          POTENTIAL REALIZABLE
                                                                                            VALUE AT ASSUMED
                                                                                              ANNUAL RATES
                                                                                                OF STOCK
                                                                                           PRICE APPRECIATION
                                                                                          FOR OPTION TERM (5)
                                                                                          ---------------------
                                                 PERCENT OF TOTAL
                                                 OPTIONS GRANTED
                            NUMBER OF SECURITIES TO EMPLOYEES AS
         NAME AND            UNDERLYING OPTIONS  OF JUNE 29, 1996   EXERCISE   EXPIRATION
         POSITION               GRANTED (#)          (%) (4)      PRICE ($/SH)    DATE     5% ($)     10% ($)
         --------           -------------------- ---------------- ------------ ---------- ---------  ----------
                                                                                             (IN THOUSANDS)
Robert Haft(1)................    256,250              27.2%         $8.00     9/11/2002  $     835  $    1,945
 Chairman and Chief                10,000               0.5           7.06     10/3/2000         10          22
  Executive Officer
Antonio C. Alvarez(1)......       416,667(2)(3)         --            8.00     9/11/2002      1,357       3,162
 Former Chief Executive
  Officer
M. David Schwartz(1).......       175,000              18.6           8.00     9/11/2002        570       1,328
 President and Chief
  Operating Officer
Daniel J. O'Leary(1).......        87,500               9.3           8.00     9/11/2002        285         664
 Senior Vice President and
  Chief Financial Officer
Warren E. Jeffery..........        45,000               4.8           8.00     9/11/2002        147         342
 Senior Vice President,             5,000(6)            0.5           7.56     9/11/2002         15          36
  Store and Pharmacy
  Operations
John R. Ficarro............        15,000               1.6           8.00     9/11/2002         49         114
 Senior Vice President,
  Secretary and General
  Counsel
Sankar Krishnan............        25,000               2.7           8.00     9/11/2002         82         190
 Vice President and
  Controller

--------
(1) The options issued to Mr. Haft (other than options to purchase 10,000 shares granted to Mr. Haft under the Phar-Mor, Inc. 1995 Director Stock
    Plan), Schwartz and O'Leary are affected by certain provisions of their employment agreements as described below. Mr. Haft's options provide for extended post-termination exercise periods and accelerated vesting on termination of employment other than for cause. A&M and Mr. Haft also received certain registration rights in respect of shares issuable upon exercise of their respective options.
(2) The 416,667 options reported for Mr. Alvarez are not specifically allocated to him, but rather were issued to A&M pursuant to the Management Services Agreement.
(3) The options granted to A&M for the services of Mr. Alvarez are on substantially the same terms as options granted to Messrs. Haft, Schwartz, O'Leary and Jeffery under the Phar-Mor, Inc. 1995 Stock Incentive Plan, except that the options granted to A&M were fully vested on issuance, are subject to fewer restrictions on transfer, provide for non-discretionary anti-dilutive, reorganization and similar adjustments, and are not subject to forfeiture or other limits on exercise, other than those imposed by law.
(4) Based on a total of 941,950 options granted to employees of Phar-Mor, which amount excludes the 416,667 options reported for Mr. Alvarez, which options were not specifically allocated to him, but rather were issued to A&M pursuant to the Management Services Agreement.
(5) Annual growth-rate assumptions are prescribed by the rules of the Commission and do not reflect actual or projected price appreciation of the underlying Phar-Mor Shares.
(6) Options to purchase 5,000 shares granted to Mr. Jeffery under the Phar-Mor, Inc. 1995 Stock Incentive Plan vested with respect to 20% of the underlying shares on each of the date of grant (May 14, 1996) and the first anniversary of the Restructuring Date, and will vest in additional increments of 20% of the underlying shares (subject to adjustment) on each of the succeeding three anniversaries of the Restructuring Date.

  Except as otherwise indicated in the foregoing table, the options granted under the Phar-Mor, Inc. 1995 Stock Incentive Plan vested with respect to 20% of the underlying shares on each of the Restructuring Date and the first anniversary of such date, and will vest in additional increments of 20% of the underlying shares (subject to adjustment) on each of the succeeding three anniversaries of such date. All options under the Phar-Mor, Inc. 1995 Stock Incentive Plan (except for those held by Mr. Haft) will be subject to early termination within periods of up to one year (depending on the cause of a termination of service) after the effective date of a termination of service under the Phar-Mor, Inc. 1995 Stock Incentive Plan or (if applicable) the expiration date under an applicable employment agreement. Except for Mr. Haft,
(i) to the extent then not vested, the options will terminate and (ii) to the extent then vested, they may be exercised within one year following the death or disability of the holder of the option, and within six months following any other termination event, except where a termination by Phar-Mor is for cause, in which case the options then will terminate. In addition to the options, the Phar-Mor, Inc. 1995 Stock Incentive Plan authorizes the issuance of options to purchase an additional 24,083 shares, plus any shares that become available on the expiration, cancellation or early termination of the options.

  The following table sets forth the number of securities underlying unexercised options:

            AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND
                       FISCAL YEAR END OPTION/SAR VALUES

                                              NUMBER OF SECURITIES UNDERLYING
                                               UNEXERCISED OPTIONS AT END OF
                                                      FISCAL YEAR 1996
                                              ----------------------------------
   NAME                                       EXERCISABLE        UNEXERCISABLE
   ----                                       -------------  /   ---------------
   Robert M. Haft............................       112,500    /        143,750
   Antonio C. Alvarez........................       416,667    /              0
   M. David Schwartz.........................        70,000    /        105,000
   Daniel J. O'Leary.........................        35,000    /         52,500
   Warren E. Jeffery.........................        20,000    /         25,000
   John R. Ficarro...........................         6,000    /          9,000
   Sankar Krishnan...........................        10,000    /         15,000

  Mr. Haft's employment and option agreements provide for acceleration of vesting upon a termination by Phar-Mor (other than for cause) and for extended post-termination exercise periods ranging from six to eighteen months (but in certain events not less than 4 1/2 years after the Restructuring Date) depending on the reason for termination.

  In the case of the options granted to Mr. Haft, the terms and conditions pertaining to the grant, exercise and ownership thereof will, in addition to the terms and conditions of the Phar-Mor, Inc. 1995 Stock Incentive Plan, be governed by the terms and conditions of his employment and option agreements, and in the event of any conflict, inconsistency or ambiguity between, or arising as the result of, the terms and conditions of the Phar-Mor, Inc. 1995 Stock Incentive Plan and such agreements, the terms most favorable to Mr. Haft will control for all purposes and in all respects.

EXECUTIVE COMPENSATION PLANS

  Phar-Mor, Inc. 1995 Stock Incentive Plan. The Phar-Mor, Inc. 1995 Stock Incentive Plan was adopted in order to attract, reward and retain key personnel (including officers, whether or not directors) of Phar-Mor and its subsidiaries and certain other closely related eligible persons who provide substantial services to such entities ("Phar-Mor Eligible Persons") and to provide them with long-term incentives that are linked to Phar-Mor's stock performance. Approximately 30 officers and approximately 575 other employees of Phar-Mor and its subsidiaries are currently eligible to participate under the Phar-Mor, Inc. 1995 Stock Incentive Plan.

  The Phar-Mor, Inc. 1995 Stock Incentive Plan is administered by the Compensation Committee of the Phar-Mor Board (the "Phar-Mor Administrator"). A maximum of 913,333 Phar-Mor Shares (subject to adjustment) may be issued upon the exercise of awards granted under the Phar-Mor, Inc. 1995 Stock Incentive Plan. As of June 29, 1996, a total of 906,950 Phar-Mor Shares were subject to options granted under such Plan.

  The Phar-Mor, Inc. 1995 Stock Incentive Plan authorizes the issuance of options and (subject to plan limitations) certain stock appreciation rights ("SARs"). As is customary in incentive plans of this nature, the number and kind of shares available under the Phar-Mor, Inc. 1995 Stock Incentive Plan, share limits, and shares subject to outstanding awards are subject to adjustment in the event of certain reorganizations, recapitalizations, stock splits, stock dividends, spin-offs, property distributions or other similar extraordinary transactions or events in respect of Phar-Mor or the Phar-Mor Shares. Shares relating to options or SARs that are not exercised or that expire or are canceled will again become available for grant purposes under the Phar-Mor, Inc. 1995 Stock Incentive Plan to the extent permitted by law and the plan. Awards may be repriced or otherwise amended after grant, provided that the amendment does not adversely affect the holder's rights without his or her consent. A maximum of 277,778 Phar-Mor Shares may be subject to options that during any twelve month period are granted to any Phar-Mor Eligible Person under the Phar-Mor, Inc. 1995 Stock Incentive Plan.

  The exercise price under the Phar-Mor, Inc. 1995 Stock Incentive Plan of the options is $8.00 per share and thereafter generally may not be less than the fair market value of one Phar-Mor Share on the date of grant or such greater amount as may be determined by the Phar-Mor Administrator. An option may either be an incentive stock option, as defined in the Internal Revenue Code, or a non-qualified stock option. All options granted pursuant to the Phar-Mor, Inc. 1995 Stock Incentive Plan were non-qualified stock options. The aggregate fair market value of the Phar-Mor Shares (determined at the time the option is granted) for which incentive stock options may be first exercisable by an option holder during any calendar year under the Phar-Mor, Inc. 1995 Stock Incentive Plan or any other plan of Phar-Mor or its subsidiaries may not exceed $100,000. A non-qualified stock option is not subject to any of these limitations.

  Subject to early termination or acceleration provisions (which are summarized below), an option generally will be exercisable, in whole or in part, from the date specified in the related award agreement until the expiration date, all as determined by the Phar-Mor Administrator. Earlier expiration may occur following a termination of service. In no event, however, is an option under the Phar-Mor, Inc. 1995 Stock Incentive Plan exercisable more than seven years after its date of grant.

  Upon the occurrence of either (A) a Change in Control Event (as defined in the Phar-Mor, Inc. 1995 Stock Incentive Plan to include, but not be limited to, (i) the approval by the shareholders of Phar-Mor of a dissolution or liquidation, (ii) certain agreements of merger or consolidation resulting in Phar-Mor's shareholders, or entities associated or affiliated with them, holding less than 50% of the voting stock of the surviving entity, (iii) the sale of substantially all the assets of Phar-Mor as an entirety to a person that is not an affiliated person of Phar-Mor, (iv) a person or group (other than Robert M. Haft, Hamilton Morgan or other 25% owners as of the Effective Date and certain related entities) acquiring beneficial ownership of over 50% of the voting power, or (v) certain changes in the composition of the Phar-Mor Board), or (B) under other circumstances (such as a termination of service), the Phar-Mor Administrator, in its discretion, may provide for acceleration or extension of the exercisability of awards, or provide for certain other limited benefits, which may include SARs, under some or all awards and may determine the extent, duration and other conditions of such additional rights by amendment to outstanding awards or otherwise. The Phar-Mor Board may terminate or amend the Phar-Mor, Inc. 1995 Stock Incentive Plan, subject to the rights of holders of outstanding options. If an amendment would (i) materially increase the benefits accruing to Phar-Mor Eligible Persons under the Phar-Mor, Inc. 1995 Stock Incentive Plan, (ii) materially increase the aggregate number of shares that may be issued under the Phar-Mor, Inc. 1995 Stock Incentive Plan, or
(iii) materially modify the eligibility requirements for participation under the Phar-Mor, Inc. 1995 Stock Incentive Plan, the amendment, to the extent deemed necessary by the Phar-Mor Board or the Phar-Mor Administrator or then required by applicable law, must be approved by the shareholders.

  401(k) Employee Savings Plan. Employees of Phar-Mor are eligible to participate in the 401(k) Employee Savings Plan (the "401(k) Plan"). The 401(k) Plan is a tax-qualified profit-sharing plan that provides for pre-tax deferrals by employees and employer matching and profit-sharing contributions. In addition, warehouse employees and drivers are eligible to participate in a separate 401(k) savings plan.

  Retirement Plan. Phar-Mor maintains a noncontributory retirement plan (the "Retirement Plan") that provides benefits, following retirement at age 65 or older with one or more years of credited service (or age 55 with five or more years of credited service), to salaried, non-union employees, including officers of Phar-Mor. The plan provides a monthly pension for life to supplement personal savings and Social Security benefits. The following table shows as of June 29, 1996 the estimated annual benefits payable upon retirement at age 65 under the Retirement Plan by specified compensation and years of service classifications applicable to officers:

  AVERAGE ANNUAL                       15 YEARS 20 YEARS 25 YEARS  30 OR MORE
   COMPENSATION                        SERVICE  SERVICE  SERVICE  YEARS SERVICE
  --------------                       -------- -------- -------- -------------
    $100,000.......................... $14,109  $18,182  $23,515     $28,218
    $150,000 or more.................. $21,984  $29,312  $36,640     $43,968

  The amounts shown in the table are based on an assumed continued applicability of the $150,000 compensation limit for qualified plans under the Internal Revenue Code. Each year's accrued benefit under the Retirement Plan is 0.6% of final average annual compensation not in excess of a rolling average of the last 35-years annual social security wage base, plus 1.05% of final average annual compensation in excess of such average wage base, multiplied by years of credited service up to a maximum of 30 years. The estimated annual retirement benefits, for the individuals named below, were developed based on 1995 compensation, projected covered compensation, and the respective dates of birth and projected credited service at normal retirement age under the Retirement Plan. The credited years of service as of June 29, 1996 for individuals named in the Summary Compensation Table who are eligible to participate in the Retirement Plan are as follows: Mr. Schwartz--4 years; Mr. O'Leary--4 years; Mr. Jeffery--4 years; Mr. Ficarro--2 years; and Mr. Krishnan--4 years. The plan was frozen as of July 1, 1996. Assuming these individuals remain employed until the vesting period is reached, their estimated annual retirement benefits under the plan will be: Mr. Schwartz-- $7,516; Mr. O'Leary--$6,965; Mr. Jeffery--$5,585; Mr. Ficarro--$2,934; and Mr.
Krishnan--$4,331.

  To the extent permitted by law, the minimum eligibility and vesting provisions under these and other retirement, health and welfare benefit plans were waived for Mr. Haft under the terms of his employment agreement.

  Other Pension Plans. In addition to the Retirement Plan discussed above, Phar-Mor maintains two other pension plans for various groups of employees:
(i) the Phar-Mor, Inc. Retirement Plan for Hourly Employees at Niles, Ohio Store and (ii) Tamco Distributors Company Warehouse and Drivers Pension Plan (collectively, the "Pension Plans"). The Pension Plans are defined benefit plans subject to the Employee Retirement Income Security Act of 1974 (as amended, "ERISA"). For a more detailed discussion of the financial status of the Pension Plans, see Note 15 to the Consolidated Financial Statements.

  Phar-Mor, Inc. 1995 Director Stock Plan. The Phar-Mor Board believes that the ownership of Phar-Mor Shares by directors supports the maximization of long-term stockholder value by aligning the interests of directors with those of stockholders. The Phar-Mor, Inc. 1995 Director Stock Plan (the "Phar-Mor Director

Stock Plan") is designed to facilitate the ownership of Phar-Mor Shares by directors. The purpose of the Phar-Mor Director Stock Plan is to promote the long-term growth of Phar-Mor by enhancing its ability to attract and retain highly qualified and capable directors with diverse backgrounds and experience and by increasing the proprietary interest of directors in Phar-Mor.

  Under the Phar-Mor Director Stock Plan, each director receives an annual grant of an option to purchase 5,000 Phar-Mor Shares. In addition, each director may elect to receive Phar-Mor Shares in lieu of all or a portion of his or her annual retainer. The number of Phar-Mor Shares issuable in the event of such election will be based upon the fair market value per Phar-Mor Share (as defined in the Phar-Mor Director Stock Plan) on October 1st in the year of such election, and will be determined by dividing such fair market value into the amount of the annual retainer that the director elected to receive in Phar-Mor Shares.

  A maximum of 250,000 Phar-Mor Shares will be available for the award of shares and the grant of options under the Phar-Mor Director Stock Plan, subject to adjustment in the event of stock splits, stock dividends or changes in corporate structure affecting Phar-Mor Shares. To the extent a stock option granted under the Phar-Mor Director Stock Plan expires or terminates unexercised, the Phar-Mor Shares allocable to the unexercised portion of such option will be available for awards under the Phar-Mor Director Stock Plan. In addition, to the extent that shares are delivered (actually or by attestation) to pay all or a portion of an option exercise price, such shares will become available for awards under the Phar-Mor Director Stock Plan. Each director was granted an option to purchase 5,000 Phar-Mor Shares on October 3, 1995 at an exercise price of $7.06 per share and will be granted an option to purchase 5,000 Phar-Mor Shares on each October 1st thereafter while the Phar-Mor Director Stock Plan is in effect. If a director begins service on a date other than the date of the annual meeting of Phar-Mor stockholders in any year, the number of shares subject to the option shall be prorated.

  The exercise price per share of all stock options granted under the Phar-Mor Director Stock Plan will be 100% of the fair market value per Phar-Mor Share (as defined by the Director Stock Plan) on the grant date. Options granted under the Phar-Mor Director Stock Plan vest and are exercisable immediately, and may be exercised until the fifth anniversary of the date of grant. Options may be exercised either by the payment of cash in the amount of the aggregate option price or by surrendering (or attesting to ownership of) Phar-Mor Shares owned by the participant for at least six months prior to the date the option is exercised, or a combination of both, having a combined value equal to the aggregate option price of the shares subject to the option or portion of the option being exercised. Any option or portion thereof that is not exercised on or before the fifth anniversary of the date of grant shall expire.

  The Phar-Mor Director Stock Plan is administered by the Compensation Committee of the Phar-Mor Board. The Phar-Mor Board may amend or terminate the Phar-Mor Director Stock Plan at any time, but the terms of any option granted under the Phar-Mor Director Stock Plan may not be adversely modified without the participant's consent.

  Phar-Mor, Inc. 1996 Director Phantom Stock Plan. The Phar-Mor, Inc. 1996 Director Phantom Stock Plan (the "Phar-Mor Phantom Stock Plan") awards certain deferred compensation to any director of Phar-Mor who is not an employee of Phar-Mor or a subsidiary of Phar-Mor and who has served as a director for at least three years (a Phar-Mor "Eligible Director"). Under the Phar-Mor Phantom Stock Plan, Phar-Mor will establish a phantom stock account for each Phar-Mor Eligible Director which is credited annually by that number of Phar-Mor Shares whose aggregate fair market value on a date as specified under the Phar-Mor Phantom Stock Plan equals the amount of the then current annual retainer payable to such Phar-Mor Eligible Director, or such other amount as may be determined by resolution of the Compensation Committee of the Phar-Mor Board. The award is not in the form of actual Phar-Mor Shares, and no Phar-Mor Shares will be set aside for the benefit of Phar-Mor Eligible Directors under the Phar-Mor Phantom Stock Plan. The number of shares in each phantom stock account is subject to adjustment for dilution and otherwise as set forth in the Phar-Mor Phantom Stock Plan.

  Awards made under the Phar-Mor Phantom Stock Plan are payable solely in cash upon the effective date of the first to occur of: (1) the Phar-Mor Eligible Director's resignation from the Phar-Mor Board; (2) the Phar-Mor

Eligible Director's failure to be elected or re-elected to the Phar-Mor Board;
(3) the retirement of the Phar-Mor Eligible Director from the Phar-Mor Board; or (4) death or permanent disability of the Phar-Mor Eligible Director. The amount of the payment will be calculated based upon the fair market value of the shares of phantom stock recorded in the Phar-Mor Eligible Director's Phantom Stock Account (including all accrued cash dividends) as of the date of distribution.

COMPENSATION OF DIRECTORS

  Each director of Phar-Mor (other than Mr. Haft, who has waived such fees for as long as Mr. Haft is also an officer of Phar-Mor) receives an annual retainer fee of $25,000 and an attendance fee of $1,000 ($2,000 in the case of a committee chairman) for each meeting of the Phar-Mor Board, and of each of the committees of the Phar-Mor Board attended, other than committee meetings occurring on a date on which a board meeting is scheduled. All directors also will be reimbursed for travel and other out-of-pocket expenses incurred by them in attending board or committee meetings.

  Pursuant to the Director Stock Plan, directors receive an annual grant of options to purchase 5,000 Phar-Mor Shares, and may elect to receive Phar-Mor Shares in lieu of all or a portion of their annual retainer. Directors may elect to defer payment of all or a portion of their annual retainer under a non-qualified, unfunded deferred compensation plan. Deferred amounts are invested, at the election of the director, in an interest-bearing account or a stock equivalent account. The amounts deferred, plus any appreciation thereon, are paid in cash on the dates specified by the director.

  Pursuant to the Phantom Stock Plan, Phar-Mor credits each Eligible Director annually, commencing in October 1996, with that number of Phar-Mor Shares whose aggregate fair market value on a date as specified under the Phantom Stock Plan equals the amount of the then current annual retainer payable to such Eligible Director, or such other amount as may be determined by resolution of the Compensation Committee of the Phar-Mor Board. The award is not in the form of actual Phar-Mor Shares, and no shares will be set aside for the benefit of Eligible Directors under the Phantom Stock Plan. The number of shares in each phantom stock account is subject to adjustment for dilution and otherwise as set forth in the Phantom Stock Plan.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

  Phar-Mor has entered into employment agreements with Messrs. Haft, Schwartz and O'Leary, each of which is described below.

    Mr. Robert Haft. The employment agreement with Mr. Haft has a rolling three-year term commencing on the Restructuring Date that provides for Mr. Haft to serve as Chief Executive Officer and Chairman of the Phar-Mor Board. Mr. Haft's initial annual base salary is $900,000, subject to annual cumulative increases of 8%. The agreement provides for an annual incentive bonus under a company-sponsored bonus plan (if a bonus plan is approved, or otherwise as provided under a separate agreement between Phar-Mor and Mr.
  Haft), if reasonable performance objectives approved by the Phar-Mor Board are achieved, with a maximum bonus of 60% and a minimum bonus of 21% of annual base salary, commencing for fiscal year 1996, and various other benefits summarized below.

    Mr. Haft also was granted options to purchase 256,250 Phar-Mor Shares at $8.00 per share under the Phar-Mor, Inc. 1995 Stock Incentive Plan. In connection with the Combination, all such options will be automatically converted into options to purchase 256,250 Cabot Noble Shares at an exercise price of $8.00 per share under the Cabot Noble, Inc. 1997 Stock Incentive Plan. Mr. Haft's employment agreement provides for additional benefits in the future not less favorable than those provided under options granted or to be granted to other executives during the term of the employment agreement.

    The employment agreement provides that Mr. Haft serve as Chief Executive Officer and Chairman of the Phar-Mor Board. Mr. Haft may engage in other activities or pursue other investments (including activities that may be competitive with Phar-Mor's business provided that they do not unreasonably impede the performance of his duties for Phar-Mor and do not violate applicable legal requirements). The Phar-Mor

  Board has the authority to terminate Mr. Haft's employment without compensation under certain circumstances. The agreement does not require Mr. Haft to provide services at Phar-Mor's principal locations. Mr. Haft may resign at any time without violating the agreement, although his resignation without cause and without the Phar-Mor Board's consent would otherwise be treated like a termination for cause by Phar-Mor.

    Mr. Haft's employment agreement also provides for a long-term performance payout to Mr. Haft, commencing with the fiscal year ending June 30, 1998 and each third year thereafter during the term of the employment agreement, in an amount (subject to the offset referred to in the last sentence of this paragraph) equal to 3% of any excess of (i) the aggregate market value of the publicly-traded Phar-Mor Shares based on the average closing price for the thirty (30)-day period ending on the last day of the subject period (less the sum of (a) the proceeds from the exercise during such period of any options or warrants plus (b) any cash or property consideration actually received by Phar-Mor during such period from the issuance of any shares of its common stock) over (ii) the aggregate market value of the publicly-traded Phar-Mor Shares based on the average closing price for the thirty (30)-day period ending on the last day of the immediately prior subject period (provided that for the first day of the period ending on June 30, 1998, such average closing price shall be deemed to be $8.00 per share). One-half of the aggregate annual bonuses paid or payable in respect of the applicable three-year period will be offset against the long-term payout amount.

    The employment agreement with Mr. Haft further provides for various employee benefits and perquisites, including but not limited to payment, on a tax reimbursed, "grossed up" basis, for a $3,000,000 whole life insurance policy on Mr. Haft's life or, at Mr. Haft's election, a term policy requiring an equivalent premium; disability insurance adequate to pay Mr. Haft 60% of base salary until age 70; reimbursement of all medical and dental costs for Mr. Haft and his family; the use of a company-owned car; and business expenses at locations other than Phar-Mor's headquarters. The agreement with Mr. Haft provides that, if it is terminated other than for cause, he is entitled to the present value of his base salary, discounted at 5%, for the remaining contract term, annual and long-term incentive payments payable for the remainder of the term, the accelerated vesting (and extended post-termination exercise periods) of all outstanding stock options, continued health and other benefits and (as further discussed below) tax-reimbursement in respect of any termination payments that constitute excess parachute payments under Federal income tax laws. Under Mr. Haft's employment agreement, the Combination constitutes a "change in control" with respect to Phar-Mor, which entitles Mr. Haft to terminate his employment with Phar-Mor and to consider such a termination as "Without Cause," thereby giving rise to the rights described above. In addition, it also would be considered a "change in control" under Mr. Haft's employment agreement giving rise to the rights described above if Mr. Haft were "involuntarily" no longer a member of Hamilton Morgan, including as a result of a sale of his interest pursuant to the exercise of the buy-sell provision under the Hamilton Morgan LLC Agreement, provided that Mr. Haft did not trigger the buy-sell provision. Phar-Mor calculated that the payment to which Mr. Haft would be entitled if his employment were to terminate under these conditions includes approximately $5.3 million in salary, bonus and benefits, depending upon the date such contract is terminated, plus a long-term performance payout that cannot be calculated at this time. Certain components of the formula for determination of the long term performance payout are currently not determinable or subject to differing interpretations; however, subject to a variety of assumptions and interpretations the amount of the long term performance payout could range from $0 to approximately $7 million. Additionally, Mr. Haft is entitled to be reimbursed for any federal income tax resulting from an "excess parachute payment" within the meaning of Section 280G of the Code, which reimbursement could range from $0 to approximately $6.7 million. In a letter dated January 17, 1997, Mr. Haft indicated to the Phar-Mor Board that he would consider an amicable termination of his Phar-Mor employment agreement if: (i) the Combination is completed without material modification or undue delay; (ii) no material adverse change has occurred concerning Mr. Haft's existing Phar-Mor employment contract, option agreement or registration rights agreement; and (iii) Cabot Noble enters into an employment agreement providing that he will serve as Chairman and Chief Executive Officer of Cabot Noble and providing compensation acceptable to Mr. Haft for his Cabot Noble employment and for relinquishing his existing contractual rights under his Phar-Mor contract. If such amicable termination is reached, or occurs, it is unclear what impact such resolution would have on Phar-Mor. See "Certain Transactions--Phar-Mor Options Granted; Employment Agreements--Executive Officers."

    A termination for cause by Phar-Mor, under the agreement, is limited to death, permanent disability (as defined), acts of moral turpitude concerning Phar-Mor, voluntary resignation, or the entry of a felony conviction. For a discussion of certain benefits and other consequences for Mr. Haft resulting from a change in control of Phar-Mor, see "--Change in Control Consequences for Mr. Haft," and "Description of Phar-Mor--Security Ownership of Certain Beneficial Owners and Management."

                                    155--1

    Mr. Schwartz. The employment agreement with Mr. Schwartz has a term of two years commencing on September 11, 1995 and provides for Mr. Schwartz to serve as Phar-Mor's President and Chief Operating Officer. Mr. Schwartz's annual base salary is $600,000. The agreement provides for an annual incentive bonus if Phar-Mor achieves certain performance objectives approved by the Phar-Mor Board, with a target bonus of not less than 60% of his annual base salary and a maximum of 100% of annual base salary, as further described below. Mr. Schwartz was granted options to purchase 175,000 Phar-Mor Shares at $8.00 per share under the Phar-Mor, Inc. 1995 Stock Incentive Plan and a confirmation bonus of $450,000 plus 6,250 Phar-Mor Shares. In connection with the Combination all such options will be automatically converted into options to purchase 175,000 Cabot Noble Shares at an exercise price of $8.00 per share under the Cabot Noble, Inc. 1997 Stock Incentive Plan.

    Mr. O'Leary. The employment agreement with Mr. O'Leary also has a term of two years from September 11, 1995 and provides for Mr. O'Leary to serve as a senior officer, initially as Senior Vice President and Chief Financial Officer of Phar-Mor. Mr. O'Leary's annual base salary is $236,500, subject to periodic increases consistent with increases granted to other senior officers (except Mr. Haft) generally. The agreement provides for an annual incentive bonus if Phar-Mor achieves certain performance objectives approved by the Phar-Mor Board, with a target bonus of not less than 50% of annual base salary and a maximum of 100% of annual base salary, as further described below. Mr. O'Leary was granted options to purchase 87,500 Phar-Mor Shares at $8.00 per share under the Phar-Mor, Inc. 1995 Stock Incentive Plan and a confirmation bonus of $200,000 plus 6,250 Phar-Mor Shares. In connection with the Combination all such options will be automatically converted into options to purchase 87,500 Cabot Noble Shares at an exercise price of $8.00 per share under the Cabot Noble, Inc. 1997 Stock Incentive Plan.

  Under Phar-Mor's Corporate Executive Bonus Plan for Fiscal Year 1996 (the "1996 Bonus Plan"), certain executive officers would be eligible to receive a cash bonus if Phar-Mor achieved a pre-established level of performance for the fiscal year. The participating executive would receive at least 60% of his or her individual targeted percentage bonus ("target bonus") if this performance were at target, and 35% of the target bonus (e.g., if the target bonus is 50%, 35% of 50%) if Phar-Mor's performance were at entry level; the remaining amount (up to 40%) was subject to the discretion of the Phar-Mor Board. If Phar-Mor did not achieve the targeted level of performance, but achieved an "entry level" or minimum performance threshold for payment of bonuses established by the Phar-Mor Board, the specific bonus amount between minimum and target bonus levels would be extrapolated, pro rata, based on the relationship of actual performance to the entry and target levels of performance; 60% of such amount would be mandatory and up to 40% discretionary. The entry level performance was not achieved in fiscal year 1996. However, the Phar-Mor Board elected to pay certain discretionary bonuses. For the fiscal year ended June 29, 1996, total bonuses of $1,188,539 were paid to 110 employees under the 1996 Bonus Plan.

  Mr. Haft's annual cash bonus rights under his employment agreement (which will be subject to each year's bonus plan, or otherwise provided for under separate agreement with Phar-Mor) are fixed at a maximum of 60% of base salary, but are not be subject to the 60/40 discretionary allocation applicable to other executives. If Phar-Mor's performance reaches the target performance level, the full 60% target bonus will be payable to him; if Phar-Mor's performance reaches the entry level performance, a 21% minimum bonus will be paid, with the actual bonus amount between 21% and 60% to be determined by the extrapolation methodology described above. Mr. Haft also received a discretionary bonus for fiscal year 1996 which was included in the amount above.

  The general terms of the options granted to Messrs. Haft, Schwartz and O'Leary are summarized above. Each of the employment agreements provides for continued vesting and exerciseability of options during the term as if a termination of employment did not occur (or, in Mr. Haft's case, acceleration of vesting) if the employee is terminated without cause or if he terminates for "good reason" because of certain unilateral material changes to certain terms of his service or other events (as more fully defined in the agreements). Mr. Haft's options in such circumstances may be exercised at any time within 4 1/2 years after the Effective Date.

  Loans. Under the terms of Mr. Haft's employment agreement and grant of options, Phar-Mor will agree to loan Mr. Haft an amount equal to the exercise price of the options (upon exercise). No loans have been made as of the date hereof. Such loan or loans will become due on the first to occur of (i) the fifth anniversary of the date that the loan was made, (ii) to the extent of net proceeds of sale, after payment of related taxes, five business days after the sale of the shares so acquired, (iii) 30 days after a termination of his employment by Phar-Mor for specified cause or his resignation other than for specified "good reason", or (iv) by way of offset, upon the payment of settlement amounts to him upon a termination without cause by Phar-Mor. The loans will bear interest, payable semi-annually, on the outstanding principal balance at the mid-term applicable federal rate in effect on the date such loans were made and shall be subject to compliance with applicable laws. The Phar-Mor, Inc. 1995 Stock Incentive Plan authorizes the Administrator to make loans to other optionees to pay the exercise price of options, subject to specified conditions.

  Severance. The employment agreements for Messrs. Schwartz and O'Leary provide, in the case of a termination by Phar-Mor without cause or by them "for good reason", for a severance payment equal to the highest of (1) the amount available under the Phar-Mor severance policy at the time of termination, (2) the base salary remaining under the individual's employment agreement or (3) one year's base salary. Phar-Mor's current severance plan, as it applies to officers generally, provides for payment of severance pay equal to salary at the time of termination for a period of 26 weeks, plus one additional week for each year of service, up to ten years. Mr. Haft's severance benefits are described throughout this section and also depend upon the reasons for termination.

  Change in Control Consequences for Mr. Haft. The agreement with Mr. Haft provides that upon a change in control (as defined) Mr. Haft will have the right for 90 days to terminate the agreement without cause and realize the present value of the full (and certain accelerated) benefits under the agreement for what would otherwise be the remaining term, as in the case of a termination by Phar-Mor without cause. A change in control under the agreement may include (among other events) the removal of or failure to elect Mr. Haft Chairman of the Phar-Mor Board, his involuntary disassociation from Hamilton Morgan under certain circumstances by reason of the operation of the Hamilton Morgan LLC Agreement buy-sell provision, certain changes in ownership involving 50% or more of the voting stock (or voting control) of Phar-Mor, the sale of all or substantially all of the assets of Phar-Mor, certain fundamental changes in the nature of its business approved by shareholders, certain changes affecting a majority of the Phar-Mor Board, or the acquisition by any person or group (other than existing 25% holders or persons affiliated with Mr. Haft or FoxMeyer Corporation) of 50% or more control of the assets or voting stock of Phar-Mor. Such a termination by Mr. Haft would be deemed a termination without cause by Phar-Mor and entitle him to the rights attendant thereto, in addition to certain reimbursement for any excise taxes thereon on a "grossed-up" basis as described below.

  Under Mr. Haft's employment agreement, the Combination constitutes a "change in control" with respect to Phar-Mor, which entitles Mr. Haft to terminate his employment with Phar-Mor and to consider such a termination as "Without Cause." In addition, the exercise of the buy-sell provision under the Hamilton Morgan LLC Agreement also entitles Mr. Haft to terminate his employment and to consider such termination as "Without Cause." Under either of these two scenarios, if Mr. Haft's employment is terminated, he may have the rights described above under "--Mr. Robert Haft." Mr. Haft has indicated his intention to continue with the combined companies after consummation of the Transaction and has stated that he would like to work out an agreement with the new Cabot Noble Board with respect to the terms and conditions concerning his role as the Chairman and Chief Executive Officer of Cabot Noble. See "Risk Factors--Dependence on Key Personnel."

  Tax Considerations. Because the compensation of certain executive officers will or may exceed $1,000,000 in any year, the provisions of Section 162(m) of the Code may limit the deductibility of such compensation unless an exception to such limitations is available. Because of uncertainties surrounding the application and interpretation of such limits, no assurance can be given that such compensation will be deductible. In addition, the employment agreement with Mr. Haft provides explicit benefits in the event of a change in control. To the extent these and other benefits (deemed to result from the change in control) equal or exceed 300% of his average annual taxable compensation (as defined in applicable regulations), the full amount of such excess ("parachute payments") will not be deductible by Phar-Mor and the amount of the parachute payments will reduce the $1,000,000 limit under Section 162(m).

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Ms. Haft and Messrs. Butler (the Committee Chairman), Estrin and Hopkins served as members of the Compensation Committee during fiscal year 1996. The Compensation Committee met twice during Fiscal Year 1996. Ms. Haft and Mr. Hopkins are independent directors. Messrs. Butler and Estrin are co-Chief Executive Officers, co-Chairman of the Board, and major shareholders of FoxMeyer Health and FoxMeyer Corporation. See "--Certain Relationships and Related Transactions."

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  Set forth in the table below is information, as of January 2, 1997, with respect to the number of Phar-Mor Shares beneficially owned by (i) each person or entity known by Phar-Mor to own more than five percent of the outstanding Phar-Mor Shares, (ii) each director of Phar-Mor and (iii) each of the Phar-Mor Named Officers. A person or entity is considered to "beneficially own" any shares (i) over which such person or entity exercises sole or shared voting or investment power or (ii) which such person or entity has the right to acquire at any time within 60 days (e.g., through the exercise of options or warrants).

                                                                 NUMBER OF
                                                   PERCENT    PHAR-MOR SHARES
    NAME AND ADDRESS OF     AMOUNT AND NATURE OF     OF    WHICH MAY BE ACQUIRED
    BENEFICIAL OWNER(1)    BENEFICIAL OWNERSHIP(2)  CLASS    WITHIN 60 DAYS(3)
    -------------------    ----------------------- ------- ---------------------
Hamilton Morgan, L.L.C...         4,908,435(4)       39.7%        204,402(5)
3000 K Street, N.W.,
 Suite 105
Washington, D.C. 20008
Lappin Capital                      615,300(6)        5.1%            --
 Management, L.P.........
LBL Group, L.P.
767 Third Avenue, 16th
 Floor
New York, NY 10017
Pioneering Management             1,256,200(6)      10.33%            --
 Corporation.............
60 State Street
Boston, MA 02109
Robert M. Haft...........         4,908,435(7)       39.7%        204,402(5)
20 Federal Plaza West
Youngstown, Ohio 44501
FoxMeyer Health                   4,908,435(7)       39.7%        204,402(5)
 Corporation.............
55910 N. Central Expwy,
 Ste 178
Dallas, TX 75206
The TCW Group,                      755,100(6)        6.2%            --
 Inc./Robert Day.........
865 South Figueroa Street
Los Angeles, California
 90017
M. David Schwartz........            76,250           *            70,000(8)
20 Federal Plaza West
Youngstown, Ohio 44501
Daniel J. O'Leary........            41,250           *            35,000(8)
20 Federal Plaza West
Youngstown, Ohio 44501
John R. Ficarro..........             6,000           *             6,000(8)
20 Federal Plaza West
Youngstown, Ohio 44501
Michael K. Spear.........            20,000           *            20,000(8)
20 Federal Plaza West
Youngstown, Ohio 44501
Warren E. Jeffery........            20,000           *            20,000(8)
20 Federal Plaza West
Youngstown, Ohio 44501
Sankar Krishnan..........            10,000           *            10,000(8)
20 Federal Plaza West
Youngstown, Ohio 44501
Abbey J. Butler..........         4,918,435(9)      39.7%          10,000(10)
55910 N. Central Expwy,
 Ste 178
Dallas, TX 75206

                                                               NUMBER OF
                                                 PERCENT    PHAR-MOR SHARES
    NAME AND ADDRESS OF   AMOUNT AND NATURE OF     OF    WHICH MAY BE ACQUIRED
    BENEFICIAL OWNER(1)  BENEFICIAL OWNERSHIP(2)  CLASS    WITHIN 60 DAYS(3)
    -------------------  ----------------------- ------- ---------------------
Melvyn J. Estrin........        4,918,435(9)      39.7%          10,000(10)
55910 N. Central Expwy,
 Ste 178
Dallas, TX 75206
Linda Haft..............           10,000           *            10,000(10)
20 Federal Plaza West
Youngstown, Ohio 44501
Malcolm T. Hopkins......           10,000           *            10,000(10)
20 Federal Plaza West
Youngstown, Ohio 44501
Richard M. McCarthy.....           11,304           *            10,000(10)
20 Federal Plaza West
Youngstown, Ohio 44501
Antonio C. Alvarez......          466,667(11)      3.7%         416,667
885 Third Avenue
New York, NY 10022-4802
All Directors and
 Executive Officers,
 including those named
 above, as a group (11
 persons)...............        5,584,906(12)     43.3%         737,123

--------
  * less than 1%
 (1) No director or executive officer is the beneficial owner of the other equity securities of Phar-Mor or any of its subsidiaries.
 (2) Unless otherwise indicated, each person or entity has sole investment power and sole voting power with respect to the Phar-Mor Shares beneficially owned by such person or entity.
 (3) This column lists the number of Phar-Mor Shares which the named person or entity has the right to acquire within 60 days after September 13, 1996 through the exercise of stock options and warrants. The Phar-Mor Shares shown in this column are included in the Amount and Nature of Beneficial Ownership column.

 (4) Includes 3,750,000 Phar-Mor Shares owned directly by Hamilton Morgan, and
     (i) 954,033 Phar-Mor Shares held directly by FoxMeyer Health, (ii) 91,902 Phar-Mor Shares subject to purchase by FoxMeyer Health within 60 days upon exercise of warrants and (iii) 112,500 Phar-Mor Shares subject to purchase by Mr. Haft within 60 days upon exercise of options (all such shares held directly by FoxMeyer Health and subject to purchase by FoxMeyer Health and Mr. Haft being collectively referred to herein as the "Proxy Shares"). Hamilton Morgan has been granted sole voting power over the Proxy Shares as a result of irrevocable proxies granted to Hamilton Morgan by FoxMeyer Health and Mr. Haft. See "--Potential Changes in Control" below. Information concerning beneficial ownership of Phar-Mor Shares by FoxMeyer Health is based on information furnished to Phar-Mor as of September 27, 1996 by FoxMeyer Health. For further information about developments potentially affecting the beneficial ownership and/or voting rights of Phar-Mor Shares beneficially owned by Hamilton Morgan, FoxMeyer Health and Messrs. Haft, Butler and Estrin, see "--Potential Changes in Control" below and "Risk Factors--Hamilton Morgan Issues."

 (5) Includes 91,902 Phar-Mor Shares subject to purchase by FoxMeyer Health within 60 days upon exercise of warrants and 112,500 Phar-Mor Shares subject to purchase by Mr. Haft within 60 days upon exercise of options awarded to Mr. Haft (of which options to purchase 102,500 Phar-Mor Shares were awarded under the Phar-Mor, Inc. 1995 Stock Incentive Plan). Pursuant to Mr. Haft's employment agreement with Phar-Mor, if the Transaction is consummated, Mr. Haft would have the right to terminate his employment and accelerate the vesting of his options. Mr. Haft has indicated his intention to continue his employment with Phar-Mor after consummation of the Transaction. See "Description of Phar-Mor--Employment Contracts and Termination of Employment and Change-in-Control Arrangements" and note 7 below.

 (6) The information provided is based on reports on Schedules 13D and 13G filed by the designated persons and entities with the Commission.

 (7) Includes 3,750,000 Phar-Mor Shares held directly by Hamilton Morgan and the 1,158,435 Proxy Shares with respect to which Hamilton Morgan has sole voting power. See note 4 above. Pursuant to the terms of the Hamilton Morgan LLC Agreement, all of such Phar-Mor Shares may be voted only with the unanimous consent of Hamilton Morgan's members. As of September 13, 1996, Robert M. Haft and his wife, Mary Z. Haft, as tenants by the entirety, owned 30.2% of the membership interests in Hamilton Morgan, Robert Haft is the president of Hamilton Morgan and FoxMeyer Health owned 69.8% of the membership interests in Hamilton Morgan. Accordingly, each of FoxMeyer Health and Mr. Haft have shared voting power with respect to all Phar-Mor Shares beneficially owned by Hamilton Morgan. The Proxy Shares include options to purchase 102,500 Phar-Mor Shares awarded to Mr. Haft under the Phar-Mor, Inc. 1995 Stock Incentive Plan. For further information about developments potentially affecting the beneficial ownership and/or voting rights of the Phar-Mor Shares beneficially owned by Hamilton Morgan, FoxMeyer Health and Messrs. Haft, Butler and Estrin, see "--Potential Changes in Control" below and "Risk Factors--Hamilton Morgan Issues."
 (8) All such Phar-Mor Shares are subject to purchase by the indicated person within 60 days upon exercise of options awarded under the Phar-Mor, Inc. 1995 Stock Incentive Plan.

 (9) Messrs. Butler and Estrin are co-chairmen of the board, co-chief executive officers and shareholders of FoxMeyer Health. Messrs. Butler and Estrin disclaim beneficial ownership of the 4,908,435 Phar-Mor Shares shown as being beneficially owned by FoxMeyer Health, FoxMeyer Drug Company and Hamilton Morgan. See note 7 above.
(10) All such Phar-Mor Shares are subject to purchase within 60 days by the indicated person upon exercise of options awarded under the Phar-Mor, Inc. 1995 Director Stock Plan.
(11) Includes options to purchase 416,667 Phar-Mor Shares awarded to A&M pursuant to the "Management Services Agreement" as defined in "--Certain Relationships and Related Transactions" below. Mr. Alvarez resigned as an officer of Phar-Mor as of the Restructuring Date.

(12) Includes 4,908,435 Phar-Mor Shares which Mr. Haft is deemed to beneficially own, as described above in note 7. Also includes 466,667 Phar-Mor Shares which Mr. Alvarez is deemed to beneficially own, as described above in note 11.

  Potential Changes in Control. As of January 2, 1997, Hamilton Morgan owns directly 3,750,000 Phar-Mor Shares representing 30.8% of the issued and outstanding Phar-Mor Shares. In connection with the purchase by Hamilton Morgan of such 3,750,000 Phar-Mor Shares, FoxMeyer Health entered into the Credit Lyonnais Pledge with Credit Lyonnais pursuant to which Hamilton Morgan pledged 2,617,500 Phar-Mor Shares as collateral. In the event of a default under the Credit Lyonnais Pledge, Credit Lyonnais may acquire such Phar-Mor Shares by foreclosing on its collateral. In addition, in the event that the foregoing pledge by Hamilton Morgan is void for any reason, Credit Lyonnais may enforce a lien on FoxMeyer Health's membership interest in Hamilton Morgan. Hamilton Morgan has also been granted proxies with respect to an additional 1,158,435 Phar-Mor Shares, pursuant to which Hamilton Morgan has sole voting power. Pursuant to the terms of the Hamilton Morgan LLC Agreement, all of Hamilton Morgan's Phar-Mor Shares may be voted only with the unanimous consent of Hamilton Morgan's members. Accordingly, each of FoxMeyer Health and the Haft Members have shared voting power with respect to all such Phar-Mor Shares. See Notes 4 and 7 in the table set forth above under "--Security Ownership of Certain Beneficial Owners and Management." Messrs. Butler and Estrin, directors of Phar-Mor, are co-chairmen of the Board, co-chief executive officers and major shareholders of FoxMeyer Health.

  On June 19, 1996, [FoxMeyer Corporation, the parent of] FoxMeyer Drug Company, declared and paid a dividend to FoxMeyer Health which included the 954,033 Phar-Mor Shares currently identified as being held directly by FoxMeyer Health (the "FM Phar-Mor Shares"). See "--Certain Relationships and Related Transactions." On August 14, 1996, the board of directors of FoxMeyer Health approved a plan to divest FoxMeyer Drug Company.

  On August 27, 1996, FoxMeyer Drug Company and most of its subsidiaries filed a petition for protection under Chapter 11 of the United States Bankruptcy Code. On November 8, 1996, FoxMeyer Drug Company sold all of its assets to McKesson Corp. In late November 1996, the official unsecured creditors committee of FoxMeyer Drug Company filed a lawsuit alleging that certain transfers from [FoxMeyer Corporation and] FoxMeyer Drug Company to FoxMeyer Health, including the dividend of which the FM Phar-Mor Shares was a part, constituted a voidable fraudulent transfer. The suit alleges that the transfers were made at a time when [FoxMeyer Corporation and] FoxMeyer Drug Company [were] insolvent or rendered insolvent by the foregoing transfers and that they knew or should have known that the alleged transfers would leave them with debts they could not pay. On January 13, 1997, the Bankruptcy Court entered a temporary restraining order in the creditors committee's case. The order, among other things, requires FoxMeyer to provide ten days' prior notice to the committee of any proposed transfer, sale or other disposition of any assets that were conveyed by FoxMeyer Drug Company to FoxMeyer Health on June 19, 1996, which would include the FM Phar-Mor Shares. It is also possible that the court order could affect FoxMeyer Health's ability to consummate the buy-sell provisions under the Hamilton Morgan LLC Agreement. The Bankruptcy Court has set a hearing for March 5, 1997 on the committee's motion for a preliminary injunction seeking this same relief.

  Phar-Mor is not able to determine what effect, if any, the dispute regarding the FM Phar-Mor Shares or the foregoing proceedings will have on the ability of FoxMeyer Health or any other entity to vote such shares and what effect, if any, the resolution of such dispute will have on the vote of the Phar-Mor shareholders at the Phar-Mor Special Meeting.

  Phar-Mor has been informed that on December 23, 1996, the Haft Members exercised their rights under the Hamilton Morgan LLC Agreement to seek binding arbitration regarding certain areas of disagreement between the Haft Members and FoxMeyer Health, including voting rights with respect to the 4,908,435 Phar-Mor Shares beneficially held by Hamilton Morgan and certain matters related to FoxMeyer Health's exercise of its buy-sell rights, discussed in the next paragraph. Pursuant to the Hamilton Morgan LLC Agreement, upon an event of default under the Credit Lyonnais Pledge and until closing on any disposition of the Phar-Mor Shares pledged thereunder, if any, the President of Hamilton Morgan shall have the exclusive power and authority, exercisable in his sole and absolute discretion, to exercise all voting rights arising in connection with all of the Phar-Mor Shares beneficially held by Hamilton Morgan, including specifically all Phar-Mor Shares pledged to Credit Lyonnais. FoxMeyer Health, in its Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, stated that it had violated certain covenants under the Credit Lyonnais Pledge, which violations Credit Lyonnais had temporarily waived. With regard to voting rights, the Haft Members have asserted that an event of default occurred under the Credit Lyonnais Pledge, thereby giving Robert Haft, as President of Hamilton Morgan, sole discretion to exercise all voting rights associated with the Phar-Mor Shares beneficially held by Hamilton Morgan.

  By a letter dated January 3, 1997, FoxMeyer Health has taken the position that: (1) consummation of the Phar-Mor Exchange will result in a termination of Hamilton Morgan and (2) due to certain conflicts of interest which FoxMeyer Health asserts the Combination creates for Mr. Haft, the Haft Members should vote the Phar-Mor Shares beneficially owned by Hamilton Morgan as directed by FoxMeyer Health. The Haft Members disagree with such positions.

  Phar-Mor has been informed that on December 18, 1996 FoxMeyer Health exercised its buy-sell rights under the Hamilton Morgan LLC Agreement. Pursuant to the Hamilton Morgan LLC Agreement, from and after May 1, 1996, either FoxMeyer Health, on the one hand, or the Haft Members, on the other hand, may offer to buy from, and sell to, the other its membership interest in Hamilton Morgan. Pursuant to the agreement, FoxMeyer Health has offered to sell its Hamilton Morgan membership interests to the Haft Members, or to purchase the Haft Members' membership interests in Hamilton Morgan. The buy-sell price offered by FoxMeyer Health implies a total valuation for Hamilton Morgan of $33,750,000.

  The Haft Members' arbitration request asserts, among other matters, that FoxMeyer Health's interpretation of the buy-sell is not in accordance with the Hamilton Morgan LLC Agreement and therefore should be decided by binding arbitration. Under the terms of the Hamilton Morgan LLC Agreement, the Haft Members have a period of 90 days to consider the offers. The Haft Members have requested that the arbitrator toll such 90-day period pending the arbitrator's resolution of matters relating to the buy-sell offers. Closing under the buy-sell is contemplated to occur within 30 days after the Haft Members' acceptance or rejection of the offers. Upon the occurrence of such a sale or purchase, the purchasing member would obtain sole voting power over the 3,750,000 Phar-Mor Shares held by Hamilton Morgan. However, in the event of such a sale or purchase, the proxies granted by FoxMeyer Health and the Haft Members to Hamilton Morgan with respect to the Proxy Shares would terminate, and sole voting power with respect to such Phar-Mor Shares would revert to the grantor of the proxy. See "Risk Factors--Reduced Quorum Requirement" and "-- Hamilton Morgan Issues."

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Transactions with Hamilton Morgan. On the Restructuring Date, pursuant to the Phar-Mor Restructuring and the Hamilton Purchase Agreement, Hamilton Morgan purchased 1,250,000 Phar-Mor Shares from Phar-Mor and 2,500,000 Phar-Mor Shares from Phar-Mor's prepetition senior secured creditors for a price of $8.00 per share. Messrs. Haft, Butler and Estrin, each of whom was appointed a director of Phar-Mor in connection with the Phar-Mor Restructuring and currently serves as a director of Phar-Mor, are affiliated with Hamilton Morgan. As of January 2, 1997, the Haft Members, Robert M. Haft and his wife Mary Z. Haft, as tenants by the entirety, owned 30.2% of the membership interests and FoxMeyer Health owned 69.8% of the membership interests in Hamilton Morgan, and Robert Haft is the president of Hamilton Morgan. Messrs. Butler and Estrin are co-chairmen of the Board, co-chief executive officers and major shareholders of FoxMeyer Health. See "--Security Ownership of Certain Beneficial Owners and Management."

  On the Restructuring Date, pursuant to the Phar-Mor Restructuring, Phar-Mor paid Hamilton Morgan $1.0 million as reimbursement for Hamilton Morgan's reasonable expenses, including fees and expenses of legal, accounting and other outside advisors engaged by or on behalf of Hamilton Morgan, incurred in connection with its purchase of Phar-Mor Shares and the Phar-Mor Restructuring.

  Transactions with Robert M. Haft. During the Phar-Mor bankruptcy, Hamilton Morgan negotiated the terms of a purchase agreement with representatives of Phar-Mor's senior secured lenders pursuant to which Hamilton Morgan agreed to purchase on the Restructuring Date at least $30 million of Phar-Mor Shares in reorganized Phar-Mor representing approximately 31% of such Phar-Mor Shares. Such purchase agreement also

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provided that Hamilton Morgan's president, Robert M. Haft, would become
Chairman of the Board and Chief Executive Officer of Phar-Mor and that Phar-Mor would propose a plan of reorganization to restructure Phar-Mor consistent with the terms of such purchase agreement. On the Restructuring Date, Robert
M. Haft assumed the positions of Chairman of the Board and Chief Executive Officer of Phar-Mor and Hamilton Morgan designated four of the seven new directors of reorganized Phar-Mor. In addition, Phar-Mor entered into an employment agreement and an option agreement with Mr. Haft.

  Transactions with FoxMeyer Drug Company. In connection with the Phar-Mor bankruptcy, FoxMeyer Drug Company filed a reclamation claim for $21 million. Phar-Mor responded with a preference action asserting the $25 million in payments received by FoxMeyer Drug Company during the period when the pharmaceuticals sought to be reclaimed by FoxMeyer Drug Company had been delivered to Phar-Mor should have been applied to the current shipment, thus leaving FoxMeyer Drug Company with no unpaid-for goods, or alternatively that the payments were preferences under Section 547 of the Bankruptcy Code. FoxMeyer Drug Company raised an ordinary course of business defense to the preference action and extensive discovery ensued. On the eve of the trial, Phar-Mor and FoxMeyer Drug Company reached a settlement (the "FoxMeyer Settlement").

  The Bankruptcy Court approved the FoxMeyer Settlement on May 10, 1995. The FoxMeyer Settlement provided for the issuance of 843,750 Phar-Mor Shares to FoxMeyer Drug Company pursuant to the Phar-Mor Restructuring and the release of all reclamation claims and preference claims. In addition, under the terms of the settlement, FoxMeyer Drug Company agreed to modify restrictions under its pharmaceutical supply agreement with Phar-Mor requiring Phar-Mor to maintain a minimum number of operating stores.

  FoxMeyer Drug Company also received 110,283 Phar-Mor Shares and 91,902 Phar-Mor Warrants on account of its general unsecured claim. FoxMeyer Drug Company is likely to receive additional Phar-Mor Shares and additional Phar-Mor Warrants on account of its general unsecured claims in future distributions to holders of unsecured claims, although Phar-Mor is unable to determine the amount of any such Phar-Mor Shares or Phar-Mor Warrants at this time. The Combination will not affect the liability of Phar-Mor to FoxMeyer Drug Company to make payment of additional shares or warrants. Additional shares and warrants will be paid to all general unsecured creditors on a pro rata basis subject to the amount of their general unsecured claims. This will be a de minimus payment from the pool of shares and warrants remaining from previous payments to all general unsecured creditors. In the event the Transaction is consummated, such payment obligations will be payable in the form of Cabot Noble Shares or Cabot Noble Warrants with terms substantially identical to those governing the Phar-Mor Warrants.

  Following the Petition Date, Phar-Mor entered into a revised, long-term Supply Agreement with FoxMeyer Drug Company to become Phar-Mor's primary supplier of prescription medications until the later of August 17, 1997 or the date on which Phar-Mor's purchases equal an aggregate net minimum of $1.4 billion of products. The Supply Agreement establishes certain minimum supply requirements, specifies events of default, and limits damages recoverable in the event of a termination.

  Abbey J. Butler and Melvyn J. Estrin, directors of Phar-Mor, are co-chairmen of the board, co-chief executive officers and shareholders of FoxMeyer Corporation and FoxMeyer Health. FoxMeyer Drug Company is a wholly owned subsidiary of FoxMeyer Corporation, and FoxMeyer Health owns 69.8% of the membership interest in Hamilton Morgan.

  On August 29, 1996, two days after FoxMeyer Drug Company and its subsidiaries filed their bankruptcy petition, Phar-Mor notified FoxMeyer Drug Company that the supply of products to Phar-Mor under the FoxMeyer Supply Agreement was insufficient and that, consequently, FoxMeyer Drug Company had committed a material breach thereunder. On September 27, 1996, Phar-Mor received a response from FoxMeyer Drug Company disputing Phar-Mor's notification. Phar-Mor believes that it has, at this time, overcome all related business interruptions because there are adequate alternative sources of supply, subject to pricing, readily available to Phar-Mor. Phar-Mor has not experienced any material disruption to its business or supply of pharmaceutical products because adequate alternative sources of supply are readily available to Phar-Mor. In

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


connection with McKesson Corp.'s purchase of FoxMeyer Drug Company's assets on November 8, 1996, McKesson Corp. assumed the FoxMeyer Supply Agreement. See "--Security Ownership of Certain Beneficial Owners and Management."

  Transactions with Alvarez & Marsal, Inc. After the dismissal of Phar-Mor's executive officers in August 1992 following the discovery of the fraud perpetrated on Phar-Mor, the Phar-Mor Board retained the crisis management firm of Alvarez & Marsal, Inc. ("A&M") to assume day-to-day management of Phar-Mor. Antonio C. Alvarez, a founding principal of the firm, originally served as President and Chief Operating Officer of Phar-Mor until David Schwartz was retained to fill those positions, at which time Mr. Alvarez assumed the role of Chief Executive Officer. Joseph A. Bondi, a Managing Director of A&M, served as Senior Vice President and Chief Administrative Officer of Phar-Mor. In addition, A&M provided other support personnel while Phar-Mor rebuilt its financial staff. A&M's services were provided under the Management Services Agreement pursuant to which Phar-Mor agreed to pay fixed fees, annual cash bonuses and certain share incentives.

  Under its terms as amended by the Phar-Mor Restructuring, the Management Services Agreement terminated on October 28, 1995. Messrs. Alvarez and Bondi resigned as officers as of the Restructuring Date. During the 60 day period after the Restructuring Date, Mr. Alvarez served as a consultant to Phar-Mor. On the Restructuring Date Messrs. Alvarez and Bondi were paid any accrued but unpaid salary, their incentive bonuses for Phar-Mor's 1995 fiscal year in the amount of $680,000, the pro rated amount of their incentive bonuses for the 1996 fiscal year ($135,926) and consulting fees of $150,000 for Mr. Alvarez's services during the 60 days after the Restructuring Date.

  The Management Services Agreement, as amended, also provided for the payment to A&M of a confirmation bonus of $2.1 million and the issuance to A&M of 50,000 Phar-Mor Shares on the Restructuring Date in lieu of a $2.5 million cash payment originally provided to be paid A&M on such date under the Management Services Agreement. In addition to the foregoing, the Phar-Mor Restructuring also included provisions for the issuance to A&M of options to purchase 416,667 Phar-Mor Shares, and a related registration rights agreement.

  Transactions with Giant Eagle, Inc. Certain holders of more than 5% of the pre-reorganization common stock of Phar-Mor were parties to transactions with Phar-Mor which are part of the public record of the Bankruptcy Court proceedings. Pursuant to the Phar-Mor Restructuring, disputes with respect to these transactions were settled, including the payment to Giant Eagle of approximately $1.7 million, and agreements with respect thereto were amended and/or terminated, including, without limitation, (i) the leases between Phar-Mor and Giant Eagle and affiliates of Giant Eagle with respect to Phar-Mor's two warehouses in Austintown, Ohio and equipment located at the warehouses, and (ii) the lease with respect to Phar-Mor's office headquarters in Youngstown, Ohio.

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

                  DESCRIPTION OF CAPITAL STOCK OF CABOT NOBLE

  The capital stock of Cabot Noble consists of 250 million authorized shares, of which 200 million shares are designated Common Stock, par value $0.01 per share, and 50 million shares are designated Preferred Stock, par value $0.01 per share.

COMMON STOCK

  As of the date hereof, there are 100 Cabot Noble Shares issued and outstanding, all of which are currently owned by Phar-Mor. Cabot Noble has no preemptive, exchange or conversion rights. Holders of Cabot Noble Shares are entitled to one vote per share on all matters to be voted on by shareholders, except as may otherwise be provided in Preferred Stock Designations. The holders of Cabot Noble Shares are entitled to receive such dividends, if any, as may be declared from time to time by the Cabot Noble Board in its discretion from funds legally available therefor. Upon liquidation or dissolution of Cabot Noble and the satisfaction of creditors, the holders of Cabot Noble Shares are entitled to receive all assets remaining available for distribution to the shareholders. All of the outstanding Cabot Noble Shares are fully paid and nonassessable, and the Cabot Noble Shares to be outstanding upon completion of the Combination will be fully paid and nonassessable.

PREFERRED STOCK

  The Cabot Noble Board is authorized, without any further action by the shareholders of Cabot Noble, to issue the Preferred Stock from time to time in such series, in such number of shares and with such dividend, redemption, liquidation, voting, conversion and other rights in preference to Cabot Noble Shares as the Cabot Noble Board may determine. The issuance of Preferred Stock could have the effect of diluting the earnings per share and book value of Cabot Noble Shares, and such additional shares could adversely affect the voting power of the holders of the Cabot Noble Shares and otherwise could be used to dilute the stock ownership of persons holding Cabot Noble Shares, including persons seeking to gain control of Cabot Noble.

WARRANTS

  Prior to the Effective Date, Phar-Mor had issued certain warrants to purchase Phar-Mor Shares pursuant to that certain warrant agreement between Phar-Mor and Society National Bank dated as of September 11, 1995 (the "Phar-Mor Warrant Agreement"). In fulfillment of a condition to the Transaction, Cabot Noble has adopted a warrant agreement between Cabot Noble and Society National Bank, effective as of the Effective Date (the "Cabot Noble Warrant Agreement"). Pursuant to the Combination Agreement, on the Effective Date each warrant issued under the Phar-Mor Warrant Agreement will be converted automatically into a Cabot Noble Warrant to purchase the same number of Cabot Noble Shares.

  The Cabot Noble Warrant Agreement governs Cabot Noble Warrants to purchase up to 1,250,000 Cabot Noble Shares. Society National Bank serves as the warrant agent. The Cabot Noble Warrants will expire at the close of business on September 10, 2002 or, if such date is not a business day, on the next succeeding business day. Each Cabot Noble Warrant entitles the holder thereof to acquire one share (subject to adjustment as described below) of Cabot Noble Shares at an initial exercise price of $13.50 per Cabot Noble Share (subject to adjustment as described below) payable in cash or by surrender of Phar-Mor, Inc. Senior Notes Due 2002 (valued at remaining principal plus accrued and unpaid interest).

  The exercise price and the number of Cabot Noble Shares purchasable upon exercise of outstanding Cabot Noble Warrants are subject to adjustment upon the occurrence of certain events, including subdivision and combinations of Cabot Noble Shares; the payment of a dividend in Cabot Noble Shares or other distribution of Cabot Noble Shares without consideration; the issuance to all holders of Cabot Noble Shares of certain rights or warrants entitling them, under certain conditions, to subscribe for Cabot Noble Shares at less than the then-current market price (as determined in the manner set forth in the Cabot Noble Warrant Agreement); and the distribution to all holders of Cabot Noble Shares of assets (excluding cash dividends) or subscription rights or

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

warrants (other than those described above) as set forth in the Cabot Noble Warrant Agreement. No adjustment will be required upon the occurrence of any of the foregoing events unless such adjustment would require an increase or decrease of at least 1% of the exercise price of the Cabot Noble Warrants; provided that any such adjustment not required to be made will be carried forward and taken into account in any subsequent adjustment.

  In case of reclassifications or changes of outstanding shares or any consolidation or share exchange with, merger into or sale or conveyance of the property of Cabot Noble substantially as an entirety to any other corporation, each Cabot Noble Warrant will thereupon become exercisable only for the number of shares of stock or other securities or assets to which a holder of the number of Cabot Noble Shares purchasable upon exercise of such Cabot Noble Warrant would be entitled.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Cabot Noble Shares will be Harris Bank and Trust Company.

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

           COMPARISON OF RIGHTS OF PHAR-MOR AND SHOPKO SHAREHOLDERS
                         AND CABOT NOBLE STOCKHOLDERS

  Phar-Mor is incorporated under the laws of the Commonwealth of Pennsylvania, ShopKo is incorporated under the laws of the State of Minnesota, and Cabot Noble is incorporated under the laws of the State of Delaware. Holders of Phar-Mor Shares, whose rights as shareholders are currently governed by the Pennsylvania Law and Phar-Mor's restated articles of incorporation (the "Phar-Mor Articles") and by-laws (the "Phar-Mor Bylaws"), which were amended and restated as of September 11, 1995 will, upon consummation of the Combination, become stockholders of Cabot Noble and their rights will be governed by the Delaware Law and the Cabot Noble Certificate and the Cabot Noble Bylaws. Likewise, holders of ShopKo Shares, whose rights as shareholders are currently governed by the Minnesota Law and ShopKo's restated articles of incorporation, as amended by those certain Articles of Amendment dated September 4, 1991 (the "ShopKo Articles") and by-laws (the "ShopKo Bylaws") will, upon consummation of the Combination, become stockholders of Cabot Noble and their rights will be governed by the Delaware Law and the Cabot Noble Certificate and the Cabot Noble ByLaws. Below is a summary of the material differences between: (a) the charter documents of Cabot Noble and Phar-Mor (and between the Delaware Law and the Pennsylvania Law); and (b) the charter documents of Cabot Noble and ShopKo (and between the Delaware Law and the Minnesota Law).

  The following summary is qualified in its entirety by reference to the full text of the Phar-Mor Articles, the Phar-Mor Bylaws, the Shopko Articles, the Shopko Bylaws, the Cabot Noble Certificate, the Cabot Noble Bylaws, the Pennsylvania Law, the Minnesota Law and the Delaware Law.

CLASSES AND SERIES OF CAPITAL STOCK

  Phar-Mor. The Phar-Mor Articles authorize Phar-Mor to issue 40,000,000 Phar-Mor Shares, and 10,000,000 shares of Preferred Stock, par value $.01 per share ("Phar-Mor Preferred Shares"). As of February 14, 1997, 12,157,054 Phar-Mor Shares and no Phar-Mor Preferred Shares were issued and outstanding.

  ShopKo. The ShopKo Articles authorize ShopKo to issue 75,000,000 ShopKo Shares and 20,000,000 shares of Preferred Stock, par value $.01 per share ("ShopKo Preferred Shares"). As of February 14, 1997, 32,157,720 ShopKo Shares and no ShopKo Preferred Shares were issued and outstanding.

  Cabot Noble. The Cabot Noble Certificate authorizes Cabot Noble to issue 200,000,000 Cabot Noble Shares, and 50,000,000 shares of Preferred Stock, par value $.01 per share ("Cabot Noble Preferred Shares"). As of February 14, 1997, 100 Cabot Noble Shares and no Cabot Noble Preferred Shares were issued and outstanding.

DIRECTOR AND OFFICER LIABILITY AND INDEMNIFICATION

  Phar-Mor. The Pennsylvania Law permits a corporation to include in its bylaws a provision adopted by the vote of its shareholders which eliminates the personal liability of directors for monetary damages for any action taken or omitted unless (i) the directors have breached or failed to perform their duties and (ii) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. However, a corporation may not eliminate personal liability where the responsibility or liability of a director is pursuant to any criminal statute or is for the payment of taxes pursuant to local, state or federal law. The Phar-Mor Bylaws limit director liability to the fullest extent permitted by the laws of Pennsylvania.

  The Pennsylvania Law permits a business corporation, unless otherwise restricted by its bylaws, to indemnify any person involved in any third party or derivative action by reason of the person's being or having been a representative of the corporation, if the person acted in good faith and reasonably believed that his actions were in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. In general, no indemnification is allowable in derivative actions where the person has been adjudged liable to the corporation unless and only to the extent that

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

the court finds him entitled to indemnification for expenses incurred. To the extent that a representative of a business corporation has been successful on the merits or otherwise in defense of a third party or derivative action, indemnification for expenses incurred is mandatory. Pennsylvania Law provides that provisions on indemnification shall not be deemed exclusive of any other rights to which a person may be entitled under any bylaw, agreement or otherwise, provided that indemnification shall not be made in the case of willful misconduct or recklessness. The Phar-Mor Articles provide for the indemnification, to the fullest extent permitted by applicable law, of each director and executive officer of Phar-Mor. The Phar-Mor Articles also provide that Phar-Mor may, in the discretion of the Phar-Mor Board, indemnify any other person who was or is an "authorized representative" of Phar-Mor, which term is defined to mean any officer, employee or agent of Phar-Mor, or a person serving at the request of Phar-Mor as a director, officer, partner, trustee, employee, fiduciary, agent or representative of another corporation for profit or not-for-profit, partnership, joint venture, trust or other entity or enterprise.

  ShopKo. The Minnesota Law permits a corporation's articles of incorporation to limit or eliminate a directors' liability to the corporation or its shareholders for monetary damages for breach of fiduciary duty except for (a) any breach of the director's duty of loyalty to the corporation or its shareholders, (b) acts or omissions not in good faith, (c) acts or omissions that involve intentional misconduct, (d) acts or omissions that involve a knowing violation of law, (e) illegal distributions, (f) liability under Minnesota's securities statute, (g) any transaction from which the director derived an improper personal benefit, or (h) any act or omission occurring prior to the date when the provision in the articles of incorporation limiting or eliminating liability becomes effective. The ShopKo Articles limit director liability to the fullest extent permitted by the Minnesota Law.

  The Minnesota Law requires a corporation to indemnify its directors, committee members, officers, and employees who are made or threatened to be made party to a proceeding (including shareholder derivative actions) by reason of the former or present official capacity of the director, committee member, officer or employee, against judgments, penalties, fines, settlements and reasonable expenses if certain specified statutory criteria are satisfied. The Minnesota Law permits a corporation to prohibit or limit indemnification or advances by so providing in its articles of incorporation or its bylaws. The ShopKo Articles are silent on the issue of indemnification and the ShopKo Bylaws state that ShopKo shall indemnify officers and directors for such expenses and liabilities, in such manner, under such circumstances, and to the extent permitted by the Minnesota Law. Advances are also mandatory if certain conditions are satisfied.

  Cabot Noble. The Delaware Law allows a Delaware corporation to include a provision in its certificate of incorporation limiting or eliminating the liability of directors for monetary damages for a breach of their duty of care, provided such directors acted in good faith. However, limitation of liability for (i) breaches of duty of loyalty, (ii) acts or omissions involving intentional misconduct or knowing violations of law, (iii) the payment of unlawful dividends, stock repurchases or redemptions, or (iv) any transaction in which the director received an improper personal benefit, is not allowed. Statutory authority is granted to Delaware corporations to indemnify directors, officers and agents, and mandates indemnification under limited circumstances. Indemnification against expenses incurred by an officer, director or agent in connection with a proceeding against such person for actions in such capacity is mandatory to the extent that a person has been successful on the merits. Advancement of such expenses (i.e., payment prior to a determination on the merits) is permissive only and such person must repay such expenses if it is ultimately determined that he is not entitled to indemnification.

  The Delaware Law also permits a corporation to indemnify a director, officer or agent for fines, judgments or settlements, as well as expenses in the context of third-party actions, if such person acted in good faith and in or not opposed to the best interests of the corporation, or in the case of a criminal action, had no reasonable cause to believe his conduct was unlawful. Indemnification in the context of derivative actions is restricted to expenses only. Further, if an officer, director or agent is adjudged liable to the corporation, expenses are not allowable, subject to limited exceptions where a court deems the award of expenses appropriate. Determinations regarding permissive indemnification are to be made by the majority vote of disinterested directors (even if less than a quorum), or, if there are no such directors, or if such directors so direct, by independent legal counsel or

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

by the stockholders. Statutory indemnification is not exclusive. Situations may arise in which a corporation has powers to indemnify which extend beyond those granted by statute.

  The Delaware Law grants express authority to a Delaware corporation to purchase insurance for director and officer liability. Such insurance may be purchased for any officer, director or agent, regardless of whether that individual is otherwise eligible for indemnification by the corporation.

  The Delaware Law contains no express statutory provision identifying the appropriate standard of proof in actions against directors and officers. Delaware case law indicates that the standard of proof in such actions is a preponderance of the evidence. Although Delaware has not codified the business judgment rule, the Delaware courts have developed a "modified" business judgment rule that places the initial burden on directors and officers in the context of contests for corporate control or the adoption of defensive measures.

  The Cabot Noble Certificate provides that, to the full extent permitted by law, a director shall not be personally liable to Cabot Noble or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director, and provides that any repeal on modification by the stockholders of the limitation on director liability will not adversely affect any right or protection existing at the time of such repeal or modification.

  The Cabot Noble Certificate provides that directors and officers will be indemnified and, at Cabot Noble's option, it may indemnify any other person who is or was serving or who had agreed to serve at the request of the Cabot Noble Board or an officer of Cabot Noble as an employee or agent of Cabot Noble or as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other entity, whether for profit or not for profit (including the heirs, executors, administrators and estate of such person) to the fullest extent permitted by law. The Cabot Noble Certificate also permits separate indemnification agreements and provides that the indemnification rights found therein may be greater or different from the indemnification rights provided for in the Cabot Noble Certificate or under the Delaware Law. The Cabot Noble Bylaws also provide that Cabot Noble may purchase and maintain insurance to protect itself and any person entitled to indemnification against any expenses, judgments, fines, and amounts paid in settlement or incurred by such person, to the fullest extent permitted by applicable law as then in effect. In addition, the Cabot Noble Bylaws provide that Cabot Noble may enter into contracts, create a trust fund, grant a security interest, or use other means to ensure the payment of such amounts as may be necessary to effect the indemnification provided for in the Cabot Noble Bylaws.

SPECIAL MEETINGS OF SHAREHOLDERS

  Phar-Mor. Special meetings of the shareholders of Phar-Mor may be called by the Phar-Mor Board or a qualified shareholder (generally, since January 1, 1980, a holder of 20% or more of the outstanding Phar-Mor Shares). Because Phar-Mor is a "registered" corporation (i.e., the Phar-Mor Shares are registered under the Exchange Act), a Phar-Mor shareholder is not entitled to call a special meeting of shareholders unless such shareholder is an "interested shareholder" (as defined in Section 2553 of the Pennsylvania Law) calling a special meeting for the purpose of approving a "business combination" (as defined in Section 2554 of the Pennsylvania Law) with such "interested shareholder." An "interested shareholder" is a person who, together with its affiliates and associates, owns (or owned within the preceding five-year period) 20% or more of a "registered" corporation's shares entitled to vote generally in the election of directors ("Voting Shares"); and a "business combination" includes mergers, consolidations, asset sales, share exchanges, divisions of a "registered" corporation or any subsidiary thereof and other transactions resulting in a disproportionate financial benefit to an "interested shareholder."

  ShopKo. The Minnesota Law provides that special meetings of the shareholders may be called by: (i) the chief executive officer; (ii) the chief financial officer; (iii) two or more directors; (iv) any person authorized in the articles of incorporation or the bylaws to do so; or (v) a shareholder or shareholders holding 10% or more of the voting power of all shares entitled to vote (except in the case of a special shareholder meeting called to address any action related to facilitating or effecting a business combination, which requires a shareholder or

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

shareholders holding 25% or more of the voting power of all shares entitled to vote). The ShopKo Bylaws do not alter the aforementioned requirements.

  Cabot Noble. Under the Delaware Law, special stockholder meetings may be called only by the board of directors or others as may be authorized by the certificate of incorporation or bylaws. The Cabot Noble Bylaws provide that a special meeting of stockholders may be called by: (i) the chairman, (ii) the secretary within 10 calendar days after receipt of the written request of a majority of the total number of directors that Cabot Noble would have if there were no vacancies on the Cabot Noble Board, or (ii) upon the receipt by Cabot Noble of a written request executed by the holders of not less than 33% of the votes of all outstanding voting stock entitled to vote generally in the election of directors.

ANNUAL MEETING OF SHAREHOLDERS

  Phar-Mor. Under the Pennsylvania Law, if the annual meeting or other regular meeting of shareholders for election of directors is not called and held within six months after the designated time, any shareholder may call the meeting at any time thereafter.

  ShopKo. Under the Minnesota Law, if a regular meeting of shareholders has not been held during the immediately preceding 15 months, a shareholder or shareholders holding 3% or more of the voting power of all shares entitled to vote may demand a regular meeting of shareholders by written notice of demand given to the chief executive officer or the chief financial officer of the corporation. Within 30 days after receipt of the demand by one of those officers, the board of directors shall cause a regular meeting of shareholders to be called and held on notice no later than 90 days after receipt of the demand, all at the expense of the corporation.

  Cabot Noble. Under the Delaware Law, if the annual meeting for the election of directors is not held on the designated date, the directors are required to cause such meeting to be held as soon thereafter as may be convenient. If they fail to do so for a period of 30 days after the designated date, or if no date has been designated, for a period of 13 months after the organization of the corporation or after its annual meeting, the Court of Chancery may summarily order a meeting to be held upon application of any stockholder or director. However, the Delaware Law does not provide for a stockholder to call such meeting, otherwise than by application to the Court of Chancery.

DIVIDENDS AND DISTRIBUTIONS

  Phar-Mor. Under the Pennsylvania Law, unless otherwise restricted in its bylaws, the board of directors may authorize and a business corporation may pay dividends or make other distributions to shareholders. However, a distribution may not be made if, as a result of such distribution: (i) the corporation would be unable to pay its debts as they become due in the usual course of business; or (ii) the total assets of the corporation would be less than the sum of its total liabilities plus (unless otherwise provided in the articles) the amount that would be needed, if the corporation were to be dissolved at the time as of which the distribution is measured, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Total assets and liabilities for this purpose are to be determined by the board of directors, which may base its determination on one or more of the following: book value, or current value, of the corporation's assets and liabilities, unrealized appreciation and depreciation of the corporation's assets and liabilities and any other method that is reasonable in the circumstances. The Phar-Mor Bylaws do not contain any limitations on such powers.

  ShopKo. Under the Minnesota Law, unless otherwise provided in its articles or bylaws, a corporation may make a distribution only if the corporation is able to pay its debts in the ordinary course of business after making the distribution. A distribution may be made to holders of a class or series of shares only if all amounts payable to holders of shares having a preference are paid (except for those having waived rights to payment) and if payment of such distribution does not reduce the remaining net assets of the corporation below the aggregate preferential amount payable upon liquidation (unless the distribution is made to shareholders in the order of and

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to the extent of their respective priorities or if the holders of shares who do not receive distributions give notice to the corporation of their agreement to waive their rights to that distribution). The ShopKo Articles and Bylaws do not provide otherwise for the payment of dividends.

  Cabot Noble. Under the Delaware Law, subject to any restriction contained in its certificate of incorporation, the board of directors may declare and the corporation may pay dividends or other distributions upon the shares of its capital stock either: (i) out of "surplus"; or (ii) in the event that there is no surplus, out of the net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, unless net assets (total assets in excess of total liabilities) are less than the capital of all outstanding preferred stock. "Surplus" is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors (which amount cannot be less than the aggregate par value of all issued shares of capital stock).

APPRAISAL RIGHTS

  Phar-Mor. The Pennsylvania Law provides that shareholders have a right of appraisal (i.e., the right to dissent and obtain payment of the judicially-determined "fair value" of their shares) with respect to specified corporate actions, including: (i) a plan of merger, consolidation, division, share exchange or conversion; (ii) certain other plans or amendments of the articles in which disparate treatment is accorded to holders of shares of the same class or series; and (iii) a sale or transfer of all or substantially all of the corporation's assets. Appraisal rights are not provided to holders of shares of any class that is either listed on a national securities exchange or held of record by more than 2,000 shareholders; however, this exception to the provision of appraisal rights does not apply in the case of: (x) a plan under which such shares are not converted solely into shares of the acquiring, surviving, new or other corporation, or solely into such shares and money in lieu of fractional shares; (y) shares of a preferred or special class of stock, unless the articles, the plan or the terms of the transaction entitle all holders of such class to vote thereon and require for adoption of the plan the affirmative vote of a majority of the votes cast by all holders of shares by all holders of such class; or (z) subject to certain exceptions, shares entitled to dissenters rights because an amendment or a plan contains a provision for special treatment without requiring for the adoption of the amendment or plan the requisite statutory class vote.

  ShopKo. The Minnesota Law makes dissenters' rights available to dissenting shareholders in the event of certain actions including: (i) an amendment of the articles of incorporation that materially and adversely affects the rights and preferences of the shares of the dissenting shareholder in certain specified respects; (ii) a sale, lease, transfer or other disposition of all or substantially all of the assets of the corporation (subject to certain exceptions, including a disposition for cash on terms requiring that all or substantially all of the net proceeds of the disposition be distributed pro rata to the shareholders of the corporation within one year after the disposition); (iii) a plan of merger to which the corporation is a party (except that, unless the articles, bylaws, or a resolution approved by the board of directors otherwise provides, dissenters' rights are not available to a shareholder of the surviving corporation in a merger if the shares of the shareholder are not entitled to vote on the merger); (iv) a plan of exchange to which the corporation is a party as the corporation whose shares will be acquired by the acquiring corporation, if the shares of the shareholder are entitled to vote on the plan; and (v) any other corporate action taken pursuant to a shareholder vote with respect to which the corporation's articles of incorporation, bylaws or a board resolution directs that dissenting shareholders may obtain payment for their shares. The ShopKo Articles and Bylaws do not grant any other dissenters' rights and no ShopKo Board resolutions have been adopted that grant such rights.

  Cabot Noble. The Delaware Law provides for appraisal rights only in the case of a merger or consolidation and not (unless the certificate of incorporation provides otherwise) in the case of a sale or transfer of assets or a purchase of assets for stock, regardless of the number of shares of stock being issued. The Delaware Law does not provide appraisal rights (unless the certificate of incorporation provides otherwise) to holders of shares listed on a national securities exchange or held of record by more than 2,000 stockholders. The Cabot Noble Certificate and the Cabot Noble Bylaws do not contain any additional provisions relating to dissenters rights of appraisal.

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SHAREHOLDER APPROVAL OF MERGERS

  Phar-Mor. Under the Pennsylvania Law, unless required by the bylaws of the corporation (the Phar-Mor Bylaws contain no such requirement), shareholder approval is not required for a plan of merger or consolidation if: (i) the plan does not alter the status of the corporation as a domestic business corporation and the shares outstanding prior to the merger or consolidation will continue as or be converted into identical shares of the surviving or new corporation; (ii) prior to the adoption of the plan and at all times thereafter prior to its effective date, another corporation that is a party to the plan owns 80% or more of the outstanding shares of each class of the corporation; or (iii) no shares of the corporation have been issued prior to the adoption of the plan of merger or consideration by Phar-Mor. In cases where shareholder approval is required, the Pennsylvania Law provides that a merger or consolidation shall be approved by a majority of the votes cast by holders of securities entitled to vote thereon. The presence, in person or by proxy, of the holders of at least a majority of shares entitled to vote is necessary to constitute a quorum at a meeting of shareholders held for such purpose.

  ShopKo. Under the Minnesota Law, the plan of a merger generally must be approved by the holders of a majority of the voting power of the shares entitled to vote of each of the merging corporations, but need not be approved by the shareholders of any parent corporation, even when the parent corporation's securities are to be used as consideration for the merger. Unless otherwise required in a corporation's articles of incorporation, the Minnesota Law does not require a shareholder vote of the surviving corporation to approve the plan of merger if (i) the merger agreement does not amend the existing articles of incorporation; (ii) each share of the surviving corporation outstanding before the merger is an identical outstanding share after the merger; (iii) the voting power of the outstanding shares of the corporation entitled to vote immediately after the merger, plus the voting power of the shares of the corporation entitled to vote issuable on conversion of, or on exercise of rights to purchase, securities issued in the transaction, will not exceed by more than 20 percent, the voting power of the outstanding shares of the corporation entitled to vote immediately before the transaction; or (iv) the number of participating shares of the corporation (outstanding shares of the corporation that entitle their holders to participate without limitation in the distributions of the corporation) immediately after the merger, plus the number of participating shares issuable on conversion of, or on the exercise of rights to purchase, securities issued in the transaction, will not exceed by more than 20 percent, the number of participating shares immediately prior to the transaction. Under the Minnesota Law, a disposition of all or substantially all of a corporation's assets other than in the usual and regular course of business requires the approval of the holders of a majority of the voting power of the outstanding shares of the corporation.

  The ShopKo Articles, subject to certain exceptions, require special voting for certain combinations with a direct or indirect beneficial owner of at least 5% of the outstanding shares of capital stock of ShopKo entitled to vote generally in the election of directors (voting as a single class) including:
(i) any merger or consolidation; (ii) any sale, lease, exchange or other disposition of all or any substantial part of the assets of the corporation;
(iii) the issuance or transfer of any securities of the corporation to another person or entity in exchange for assets or securities or a combination thereof with an aggregate market value of $5 million or more; (iv) and the issuance or transfer of any securities of the corporation to any other person or entity for cash. In order to approve the aforementioned transactions, the ShopKo Articles require the affirmative vote of the holders of at least 75% of the outstanding shares of capital stock entitled to vote generally in the election of directors (voting as a single class) and at least a majority of the outstanding shares of capital stock of the corporation not beneficially owned by the other party to the transaction; however, the provision in ShopKo's Articles which requires the super-majority vote is inapplicable to the Combination.

  Cabot Noble. Under the Delaware Law, unless required by its certificate of incorporation (the Cabot Noble Certificate does not contain any such requirement), no vote of stockholders of a constituent corporation surviving a merger will be necessary to authorize a merger if: (i) the agreement of merger does not amend the certificate of incorporation of the constituent corporation; (ii) each share of stock of the constituent corporation outstanding prior to the merger is to be an identical outstanding or treasury share of the surviving corporation after the merger; and (iii) either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized

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unissued shares of the treasury of shares of common stock of the surviving corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of common stock of such constituent corporation previously outstanding, plus certain other conditions. Additionally, under the Delaware Law, a corporation that is the record holder of at least 90% of the outstanding shares of each class of the stock of a subsidiary corporation may cause the subsidiary corporation to merge with the parent corporation, without the need to obtain the approval of the subsidiary's stockholders or the board of directors. In cases where stockholder approval is required, the Delaware Law provides that a merger or consolidation will be adopted upon the vote of a majority of the outstanding stock of the corporation entitled to vote thereon.

STOCK REPURCHASES

  Phar-Mor. Under the Pennsylvania Law, a corporation may acquire its own shares. A purchase, redemption or other acquisition by a corporation of its shares is treated as a distribution by the corporation to or for the benefit of its shareholders and is subject to the limitations described above under the caption "Dividends and Distributions." If the articles provide that shares acquired by the corporation shall not be reissued, the authorized shares of the class shall be reduced by the number of shares acquired. In any other case, the shares acquired shall be deemed to be issued but not outstanding, except that, unless otherwise provided by the bylaws, the board of directors may, by resolution, restore any or all of the previously issued shares of the corporation owned by it to the status of authorized but unissued shares.

  ShopKo. Under the Minnesota Law, a corporation may acquire its own shares. A purchase, redemption or other acquisition by a corporation of its shares is treated as a distribution by the corporation to or for the benefit of its shareholders and is subject to the limitations described above under "-- Dividends and Distributions." In addition, except for redemptions of shares acquired in a control share acquisition, a corporation may not directly or indirectly, purchase or agree to purchase any shares entitled to vote from any entity that beneficially owns more than five percent of the voting power of the corporation for more than the market value thereof if the shares have been beneficially owned by the entity for less than two years, unless the purchase or agreement to purchase is approved at a meeting of shareholders by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote or the corporation makes an offer, of at least equal value per share, to all holders of shares of the class or series and to all holders of any class or series into which the securities may be converted.

  Cabot Noble. Under the Delaware Law, a corporation may not purchase or redeem its own shares of capital stock when the capital of the corporation is impaired or when such purchase or redemption would cause any impairment of the capital of the corporation. However, a corporation may purchase or redeem out of capital any of its own preferred shares if such shares will be retired upon the acquisition thereof and the capital of the corporation will be thereby reduced.

REMOVAL OF DIRECTORS

  Phar-Mor. Under the Pennsylvania Law, unless the bylaws provide otherwise, directors of a corporation may be removed from office without cause by the vote of shareholders entitled to elect directors. Notwithstanding the foregoing, unless otherwise provided in the articles, if a by-law of the corporation adopted by the shareholders provides for a classified board of directors, directors may be removed from office only for cause by the vote of shareholders entitled to vote on the matter. The Phar-Mor Bylaws do not contain a provision adopted by its shareholders providing for a classified board of directors, but do provide for the removal of directors by shareholders only for cause.

  ShopKo. Under the Minnesota Law, a director of a corporation that does not have cumulative voting may be removed with or without cause with the approval of the holders of the proportion or the number of the voting power of the shares of classes or series the director represents sufficient to elect him. In the case of a corporation having cumulative voting, however, if less than the entire board of directors is to be removed, a director may not be removed if votes of a proportion of voting power sufficient to elect the director at an election of the entire

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board of directors under cumulative voting are cast against removal of the director. The ShopKo Articles do not permit cumulative voting and the ShopKo Articles and Bylaws provide that any directors, or the entire ShopKo Board, may be removed from office at any time, with or without cause, upon the affirmative vote of the holders of not less than 75% of the outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

  Cabot Noble. Under the Delaware Law, directors may be removed with or without cause, by a majority of the stockholders entitled to vote at an election of directors, except: (i) unless the certificate of incorporation otherwise provides, if the board of directors is classified removal may be for cause only; or (ii) where a corporation has cumulative voting, if less than the entire board of directors is removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors of which he is a part. The Cabot Noble Board is classified into three classes with staggered terms expiring in 1997, 1998 and 1999. Cabot Noble's stockholders do not have the right to cumulate their votes in the election of directors and a director may only be removed for cause by the affirmative vote of the holders of at least 75% of the outstanding voting stock entitled to vote generally in the election of directors, voting together as a single class, at an annual or special meeting of the stockholders, the notice of which states that the removal of a director or directors is among the purposes of the meeting. Directors are elected by a plurality vote of all of the votes cast at the annual meeting of stockholders.

  The Cabot Noble Bylaws establish an advance notice procedure with regard to the nomination of candidates for election as directors and with regard to other matters to be brought by stockholders before an annual meeting of Cabot Noble's stockholders.

CHARTER AMENDMENTS

  Phar-Mor. Under the Pennsylvania Law, amendments to the articles of incorporation may be proposed either by the board of directors or, unless otherwise provided in the corporation's articles of incorporation, by petition of shareholders entitled to cast at least 10% of the votes that all shareholders are entitled to cast. However, shareholders of a registered corporation are not entitled by statute to propose an amendment to the articles. Except for certain amendments which do not require shareholder approval, and unless a greater vote is required, amendments to the articles must be approved by the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon. In addition, if any class or series of shares is entitled to vote as a class, the affirmative vote of a majority of the votes cast in each such class is also required. The Phar-Mor Articles explicitly state that the business combination provisions of the Pennsylvania Law are not applicable to Phar-Mor and require the affirmative vote of a majority of voting stock voting together as one class to amend, repeal or adopt any provision inconsistent with the "business combination" provisions contained in the Phar-Mor Articles.

  ShopKo. Under the Minnesota Law, after shares have been issued by the corporation, a resolution approved by the affirmative vote of a majority of directors setting forth the proposed amendment, or proposed by shareholders holding three percent or more of the voting power of the shares entitled to vote is submitted to a vote at the next meeting of the shareholders. The proposed amendment is adopted when it receives the affirmative vote of the holders of the greater of (1) a majority of the voting power of the shares present and entitled to vote on that item of business, or (2) a majority of the voting power of the minimum number of shares entitled to vote that would constitute a quorum at the meeting, except where the articles or law require a larger proportion or number. In any case where a class or series of shares is entitled to vote, the matter being voted on must also receive the affirmative vote of the holders of the same proportion of shares present of that class or series, or the total outstanding shares of that class or series, unless the articles require a larger proportion. The ShopKo Articles provide that except as required by law or by resolution of the ShopKo Board establishing a series of preferred stock, all matters are voted on without distinction as to classes or series of stock. However, the ShopKo Articles require a 75% vote of the outstanding shares of capital stock of ShopKo entitled to vote generally in the election of directors (voting as one class) (and a majority vote of the outstanding shares of capital stock of ShopKo entitled to vote generally in the election of directors (voting as one class), exclusive of all voting stock beneficially owned by any person who owns 5% or more of the outstanding shares of capital stock of ShopKo)

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to amend the provisions in the ShopKo Articles requiring super-majority shareholder votes and a 75% vote of the outstanding shares of capital stock of ShopKo entitled to vote generally in the election of directors (voting as one class) to amend provisions in the Articles relating to the classification, removal and filling of vacancies with respect to directors.

  Cabot Noble. Under the Delaware Law, unless its certificate of incorporation or bylaws otherwise provide, amendments to a corporation's certificate of incorporation generally require the approval of the holders of a majority of the outstanding stock entitled to vote thereon, and if such amendments would affect certain rights of holders of a particular class of stock, the approval of a majority of the outstanding stock of such class is required. The Cabot Noble Certificate provides that the affirmative vote of the holders of outstanding voting stock entitled to vote generally in the election of directors having at least 75% of the votes of all outstanding voting stock entitled to vote generally in the election of directors, voting together as a single class, is required to amend or repeal, or to adopt any provision inconsistent with Article Fifth (discussing amendments to certain provisions of the Cabot Noble Bylaws), Article Sixth (discussing who may call special meetings of stockholders and the business to be conducted at stockholder meetings) and Article Seventh (discussing number, election and terms of directors) of the Cabot Noble Certificate.

SHAREHOLDER ACTION WITHOUT A MEETING

  Phar-Mor. Under the Pennsylvania Law, unless restricted in the bylaws, any action which may be taken at a meeting of the shareholders may be taken without a meeting if, prior to the action, consents of all shareholders entitled to vote at a meeting for such purpose shall be filed with the secretary of the corporation. In addition, the bylaws may provide that any action which may be taken at a meeting of the shareholders may be taken without a meeting if there is written consent of shareholders who would have been entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all the shareholders were present and voting. An action may be authorized by less than unanimous written consent of the shareholders of a registered corporation, if less than unanimous consent is permitted by its articles. The Phar-Mor Bylaws authorize the shareholders to act only at a duly organized meeting except when acting by unanimous consent to remove a director or directors.

  ShopKo. The Minnesota Law requires the unanimous written consent of the shareholders to authorize any action without a meeting. The ShopKo Bylaws provide that any action which might be taken at a meeting of shareholders may be taken without a meeting if done in writing and signed by all of the shareholders entitled to vote on that action.

  Cabot Noble. Under the Delaware Law, unless the certificate of incorporation provides otherwise, any action to be taken by stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing is signed by the holders of outstanding stock having not less than the minimum number of votes than would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present. The Cabot Noble Certificate provides that, subject to the rights of holders of preferred stock, any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by written consent of the stockholders.

"ANTI-TAKEOVER" LAWS

  Phar-Mor. The Pennsylvania Law contains certain provisions which (1) require that following any acquisition by any person or group of 20% of a public corporation's voting power, the remaining shareholders have the right to receive payment for their shares from such person or group in an amount equal to the "fair value" of the shares; and (2) prohibit for five years, subject to certain exceptions, a "business combination" (which includes a merger or consolidation of the corporation or a sale, lease or exchange of assets) with a shareholder or group of shareholders beneficially owning 20% or more of a public corporation's voting power. The Phar-Mor Articles explicitly state that the business combination provisions of the Pennsylvania Law are not applicable to Phar-Mor and require the affirmative vote of a majority of voting stock voting together as one class

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to amend, repeal or adopt any provision inconsistent with the "business combination" provisions contained in the Phar-Mor Articles.

  The Pennsylvania Law also contains a provision which provides that, in discharging their duties, the Phar-Mor Board, in considering the best interests of the corporation, may consider (i) the effects of any action on shareholders, employees, suppliers, customers and creditors of the corporation, and upon communities in which offices or other establishments of the corporation are located, (ii) the short-term or long-term interests of the corporation including the possibility that the best interests of the corporation may be served by the continued independence of the corporation,
(iii) the resources, intent and conduct of any person seeking to take control of the corporation, and (iv) all other pertinent factors. The Pennsylvania Law also contains provisions to the effect that directors have no greater obligation to justify their actions, and need not meet any higher burden of proof, in the context of a potential or proposed acquisition of control than they do in any other context.

  ShopKo. The Minnesota Law requires approval by holders of a majority of the disinterested shares of any "control share acquisition" of stock of an "issuing public corporation" in order for the acquiror to vote more than specified levels of ownership (twenty percent, thirty-three and one-third percent and fifty percent) of the voting power of the stock of the target corporation. Among other things, this provision requires the acquiring person to deliver an information statement and copies of definitive financing agreements to the corporation, in which event a meeting of the shareholders of the issuing corporation will be held to consider whether full voting rights will be accorded to the shares to be acquired. A corporation may opt-out of the control share acquisition provisions by so providing in its articles of incorporation or its bylaws approved by its shareholders. The ShopKo Articles and Bylaws do not opt-out of the coverage of the control share acquisition provisions.

  The Minnesota Law restricts transactions with a shareholder ("interested shareholder") acquiring ten percent or more of the voting power of the shares of a publicly held (i.e., subject to the reporting requirements of the Exchange Act) corporation unless the share acquisition or the transaction has been approved by a committee consisting of all disinterested directors of the corporation prior to the acquisition of the ten percent interest. For four years after the ten percent threshold is reached (absent prior committee approval), the corporation cannot enter into a merger, sale of substantial assets, loan, substantial issuance of stock, plan of liquidation or reincorporation involving the interested shareholder or its affiliates.

  Cabot Noble. Section 203 of the Delaware Law restricts the ability of an "interested stockholder" to merge with or enter into other combinations with a corporation for a period of three years after becoming an "interested stockholder." A person is deemed to be an "interested stockholder" upon acquiring 15% or more of the outstanding voting stock of the target corporation. However, Section 203 of the Delaware Law does not apply if: (i) prior to the date the person became an interested stockholder, the board of directors of the target corporation approves the transaction which results in the stockholder becoming an interested stockholder; (ii) the stockholder acquires 85% or more of the corporation's outstanding voting stock in a single transaction (excluding shares owned by directors who are also officers and shares owned by certain employee stock plans); or (iii) the combination is approved by the corporation's board of directors and the holders of two-thirds of the corporation's voting stock, at an annual or special meeting of the stockholders and not by written consent, excluding shares owned by the interested stockholder.

  Section 203 applies to Delaware corporations, the stock of which is (i) listed on a national securities exchange; (ii) authorized for quotation on Nasdaq; or (iii) held of record by more than 2,000 stockholders. However,
Section 203 does not apply in certain cases, including (i) if the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by that Section; (ii) the corporation, by action of its board of directors, has adopted an amendment to its bylaws, within 90 days of the effective date of the statute, expressly electing not to be governed by the statute; (iii) the corporation, by action of a majority of its stockholders, adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by the statute; or (iv) the stockholder becomes an interested stockholder inadvertently and divests itself of sufficient shares so that the stockholder ceases to be an interested stockholder, provided that the stockholder

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would not have been an interested stockholder (but for the inadvertent acquisition) at any time within the three year period immediately prior to a business combination between the corporation and such stockholder.

  A Delaware corporation may elect not to be subject to Section 203 by having its stockholders approve an amendment to its certificate of incorporation or bylaws to such effect. Cabot Noble has not made such an election and, therefore, Section 203 may have an anti-takeover effect with respect to Cabot Noble.

VOLUNTARY DISSOLUTION

  Phar-Mor. The Pennsylvania Law provides that a voluntary dissolution of a corporation must be proposed by the board of directors adopting a resolution recommending that the corporation be dissolved voluntarily and submitting the resolution to the shareholders for their vote. The dissolution must be approved by the affirmative vote of a majority of the votes cast by all the shareholders entitled to vote thereon.

  ShopKo. The Minnesota Law provides that shareholders holding more than fifty percent of the total voting power may authorize a corporation's dissolution, with or without the approval of the corporation's board of directors.

  Cabot Noble. The Delaware Law provides that unless the board of directors approves a proposal to dissolve a corporation, the dissolution must be consented to in writing by stockholders holding one hundred percent of the total voting power of the corporation. If the dissolution is initiated by the board of directors, it need only be approved by a majority of the outstanding stock of the corporation entitled to vote thereon.

TRANSACTIONS WITH DIRECTORS

  Phar-Mor. The Pennsylvania Law provides that no contract or transaction between a corporation and one or more of its directors, or between a corporation and any other entity in which one or more of its directors are directors or officers have a financial interest, is void or voidable if (i) the material facts as to the relationship or interest and as to the contract or transaction are disclosed or known to the board of directors, which authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors; (ii) the material facts as to the contract or transaction are disclosed or known to the shareholders entitled to vote thereon and the contract or transaction is specifically approved in good faith by a vote of those shareholders; or (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors or the shareholders.

  ShopKo. The Minnesota Law provides that no contract or transaction between a corporation and one or more of its directors, or between a corporation and any other entity in which one or more of its directors are directors or officers, or have a material financial interest, is void or voidable if (i) the material facts as to the director's relationship or interest and as to the contract or transaction are disclosed or known to the board of directors or committee, which authorizes the contract or transaction in good faith by the affirmative vote of a majority of the board or committee (but the interested directors shall not vote or be counted in determining a quorum); (ii) the material facts as to the director's relationship or interest and to the contract or transaction are disclosed or known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by (a) the holders of two-thirds of the shares entitled to vote which are owned by persons other than the interested director or directors, or (b) the holders of all of the outstanding shares whether or not entitled to vote; or (iii) the contract or transaction is fair and reasonable as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof, or the shareholders.

  Cabot Noble. The Delaware Law provides that no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other entity in which one or more of its directors or officers are directors or officers, or have a financial interest, is void or voidable if (i) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the board of directors or committee, which authorizes the contract or transaction in good faith by the

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affirmative vote of a majority of the disinterested directors; (ii) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the stockholders entitled to vote thereon and the contract or transaction is specifically approved in good faith by the stockholders, even though the disinterested directors are less than a quorum or (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof, or the stockholders. A corporation may make loans to, guarantee the obligations of or otherwise assist its officers or other employees and those of a subsidiary, including directors who are also officers or employees of the corporation or a subsidiary, when such action, in the judgment of the directors, may reasonably be expected to benefit the corporation.

FILLING VACANCIES ON THE BOARD OF DIRECTORS

  Phar-Mor. The Pennsylvania Law provides that unless otherwise provided in the bylaws, vacancies in the board of directors, including those resulting from an increase in the number of directors, may be filled by a majority vote of the remaining members of the board though less than a quorum, or by a sole remaining director. When one or more directors resign from the board effective at a future date, the directors then in office, including those who have so resigned, have power by the applicable vote to fill the vacancies, the vote thereon to take effect when the resignations become effective.

  ShopKo. The Minnesota Law provides that unless different rules for filling vacancies are provided for in the articles of incorporation or bylaws, vacancies on the board of directors resulting from the death, resignation, removal or disqualification of a director may be filled by the affirmative vote of a majority of the remaining directors, even though less than a quorum, and vacancies resulting from a newly-created directorship may be filled by the affirmative vote of a majority of the directors serving at the time of the increase. The shareholders may also elect a new director to fill a vacancy that is created by the removal of a director by the shareholders. Neither the ShopKo Articles or Bylaws create different rules for the filling of vacancies on the ShopKo Board.

  Cabot Noble. The Delaware Law provides that vacancies and newly created directorships may be filled by a majority of the directors then in office, although less than a quorum, unless otherwise provided in the certificate of incorporation or bylaws. However if the certificate of incorporation directs that a particular class is to elect such director, such vacancy may be filled only by the other directors elected by such class. If, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board (as constituted immediately prior to such increase), the Delaware Court of Chancery may, upon application of stockholders holding at least ten percent of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorship or to replace the directors chosen by the directors then in office. The Cabot Noble Certificate provides that vacancies on the Cabot Noble Board are to be filled solely by the affirmative vote of a majority of the remaining directors then in office acting at a duly constituted meeting of the Cabot Noble Board, even though less than a quorum.

NUMBER AND QUALIFICATION OF DIRECTORS

  Phar-Mor. The Pennsylvania Law provides that the minimum number of directors is one and the only qualifications for directors are that they be natural persons of full age. Directors need not be residents of the Commonwealth or shareholders of the corporation. The number of directors is fixed by, or in the manner provided in, the bylaws. If not so fixed, the number of directors is the same as stated in the articles of incorporation. If not so stated, the number of directors is set at three. The Phar-Mor Bylaws set the initial board of directors at seven directors. Prior to March 11, 1997, any change in the number of directors is subject to shareholder approval. After that date, the number of directors on the board is determined by board resolution. The Phar-Mor Bylaws provide that no one is eligible to serve as a director unless he or she is a natural person of full age or after the annual shareholder meeting coincident with or next following his or her attainment of the age of seventy.

  ShopKo. The Minnesota Law provides that the minimum number of directors is one and the only qualification for directors is that they must be natural persons. The Minnesota Law permits the number of directors to be fixed by or in a manner provided in the articles of incorporation or bylaws, and the number of directors may be increased or decreased at any time by amendment to or in the manner provided in the articles of incorporation or bylaws. The ShopKo Bylaws provide for an initial board of five members and permit the number of directors to be increased or decreased by the board of directors from time to time or by the affirmative vote of holders of not less than 75% of the outstanding shares of ShopKo entitled to vote generally in the election of directors, voting together as a single class.

  Cabot Noble. The Delaware Law provides that the minimum number of directors is one. The number of directors is fixed by or in the manner provided in the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors may only be made by amendment to the certification of incorporation. The Cabot Noble Bylaws provide that subject to the maximum and minimum number of directors stated in the Cabot Noble Certificate (i.e., maximum of sixteen and minimum of three), the number of directors may be determined by a vote of the majority of the Cabot Noble Board or by the affirmative vote of the holders of at least 75% of the votes of all outstanding voting stock entitled to vote generally in the election of directors, voting together as a single class.

PREEMPTIVE RIGHTS

  Phar-Mor. The Pennsylvania Law provides that shareholders have no preemptive rights unless so stated in the company's articles of incorporation. The Phar-Mor Articles expressly provide that shareholders do not have preemptive rights.

  ShopKo. Minnesota Law provides that all security holders are entitled to preemptive rights unless the articles of incorporation or the board, in creating a class or series of stock, specifically deny or limit preemptive rights. The ShopKo Articles specifically deny preemptive rights to its security holders.

  Cabot Noble. The Delaware Law provides that security holders of a corporation only have such preemptive rights as may be provided in the corporation's certificate of incorporation. The Cabot Noble Certificate does not provide any preemptive rights to any security holders.

DIRECTOR ACTION BY WRITTEN CONSENT

  Phar-Mor. The Pennsylvania Law provides that unless otherwise restricted in the bylaws, any action required or permitted to be taken at a meeting of directors may be taken without a meeting if, prior or subsequent to the action, a consent thereto by all of the directors in office is filed with the secretary of the corporation. The Phar-Mor Bylaws do not alter this requirement.

  ShopKo. The Minnesota Law provides that any action required or permitted to be taken by the board of directors may be taken by written action signed by all of the directors; however, if a company's articles of incorporation so provide, any action, other than an action requiring shareholder approval, may be taken by written action signed by the number of directors that would be required to take the same action at a meeting of the board of directors at which all directors were present. The ShopKo Bylaws provide that directors or committees of directors may take action without a meeting if done in writing and signed by all directors or committee members (unless the ShopKo Articles provide otherwise and the action need not be approved by the shareholders.) The ShopKo Articles are silent regarding written action by directors.

  Cabot Noble. The Delaware Law provides that unless otherwise restricted by the certificate of incorporation or bylaws, any action required or permitted to be taken at any meeting of the board of directors or a committee thereof may be taken without a meeting if all members of the board or committee consent in writing and the writing is filed with the corporate minutes. The Cabot Noble Bylaws provide that any action by directors must be taken at a duly convened meeting or by unanimous written consent of the directors.

VOTING IN THE ELECTION OF DIRECTORS

  In an election of directors for corporations for which cumulative voting is provided, each share of stock normally having one vote is entitled to a number of votes equal to the number of directors to be elected. A shareholder may than cast all such votes for a single candidate or may allocate them among as many candidates as the shareholder may choose. Without cumulative voting, the holders of a majority of shares voting in the election of directors would have the power to elect all the directors to be elected, and no person could be elected without the support of holders of a majority of the shares.

  Phar-Mor. The Pennsylvania Law provides that cumulative voting for the election of directors is required unless specifically limited or denied in the articles of incorporation. The Phar-Mor Articles specifically deny cumulative voting rights to the Phar-Mor shareholders.

  ShopKo. The Minnesota Law provides that cumulative voting for the election of directors is required unless specifically limited or denied in the articles of incorporation. The ShopKo Articles specifically deny cumulative voting rights to the ShopKo shareholders.

  Cabot Noble. The Delaware Law provides that cumulative voting is not mandatory and cumulative voting rights must be provided in a corporation's certificate of incorporation if stockholders are to be entitled to cumulative voting rights. The Cabot Noble certificate does not provide for cumulative voting rights. Delaware Law requires that elections of directors be by written ballot, unless otherwise provided in a corporation's certificate of incorporation. The Cabot Noble Certificate and the Cabot Noble Bylaws do not require the election of directors by written ballot unless requested by the Chairman or the holders of outstanding voting stock entitled to vote generally in the election of directors having a majority of the votes of all outstanding voting stock entitled to vote generally in the election of directors present or represented at a meeting of stockholders.

                             CERTAIN TRANSACTIONS

SHOPKO EMPLOYMENT AGREEMENTS--EXECUTIVE OFFICERS

  On the Effective Date, ShopKo will enter into employment agreements with Dale Kramer, William Podany and Jeffrey Jones pursuant to which Mr. Kramer will serve as President and Chief Executive Officer of ShopKo, Mr. Podany will serve as Executive Vice President and Chief Operating Officer of ShopKo and Mr. Jones will serve as Senior Vice President and Chief Financial Officer of ShopKo. Each of Messrs. Kramer, Podany and Jones (collectively, the "ShopKo Executives") also will serve as members of the Chairman's Council of Cabot Noble. The agreement with Mr. Kramer will terminate one day before the third anniversary of the Effective Date and the agreements with Messrs. Podany and Jones will terminate one day before the second anniversary of the Effective Date (respectively, the "Stated Term"), in each case unless earlier terminated in accordance with the terms of the respective agreements.

  The annual base salary under such agreements is subject to periodic review, not less frequently than annually, and may be increased but not decreased from the initial annual base salaries of $500,000 for Mr. Kramer, $440,000 for Mr. Podany and $325,000 for Mr. Jones. In addition, each of the agreements provides for certain bonuses. For ShopKo's fiscal year ending February 22, 1997, each of the ShopKo Executives will receive that bonus to which he is entitled under ShopKo's fiscal year 1997 Executive Incentive Plan. ShopKo's Executive Incentive Plan provides for bonuses to the ShopKo Executives in amounts which are dependent upon ShopKo's earnings. For fiscal year 1997, Mr. Kramer's bonus will range from 0% to 100% of his annual base salary of $500,000, Mr. Podany's bonus will range from 0% to 80% of his annual base salary of $400,000, and Mr. Jones's bonus will range from 0% to 80% of his annual base salary of $285,000. Prior to the beginning of fiscal year 1997, the ShopKo Board's Compensation and Stock Option Committee determined that the ShopKo Executives would qualify for bonuses if ShopKo earned $1.12 or more per share during such fiscal year. Earnings of $1.12 per share for fiscal year 1997 would entitle Mr. Kramer to a bonus equal to 12.5% of his annual salary, and entitle Messrs. Podany and Jones to bonuses equal to 10% of their respective salaries. Earnings of $1.23 per share for fiscal year 1997 would entitle Mr. Kramer to a bonus equal to 50% of his annual salary, and would entitle Messrs. Podany and Jones to bonuses equal to 40% of their respective salaries. Earnings of $1.36 per share or more for fiscal year 1997 would entitle Mr. Kramer to a bonus equal to 100% of his annual salary, and would entitle Messrs. Podany and Jones to bonuses equal to 80% of their respective salaries. Earnings levels between the stated amounts would entitle the ShopKo Executives to prorated bonus percentages. For purposes of calculating the ShopKo Executives' fiscal year 1997 bonuses, ShopKo's earnings shall be increased by the amount of one-time charges and expenses related to the Transaction. For the twelve-month period beginning on February 23, 1997, each of the ShopKo Executives will receive a bonus which will be the greater of the amount to which he is entitled under the incentive/bonus plan to be adopted by the Compensation Committee of the Cabot Noble Board (the "Bonus Plan") or an alternative amount as specified in each employment agreement, which will be $250,000 for Mr. Kramer and will not be less than $176,000 for Mr. Podany and $130,000 for Mr. Jones. Thereafter, bonuses for each will be as determined under the Bonus Plan.

  Each of the ShopKo Executives also will receive nonqualified stock options pursuant to his employment agreement. The stock options will permit each ShopKo Executive to purchase a specified number of Cabot Noble Shares at a per share exercise price equal to the fair market value of a Cabot Noble Share on the Effective Date. Mr. Kramer's option is for 175,000 Cabot Noble Shares, and the options of Messrs. Podany and Jones are each for 112,500 Cabot Noble Shares. Each of the options will vest in thirds on the first anniversary of the option grant, the second anniversary of the option grant and the third anniversary of the option grant, respectively, unless the relevant ShopKo Executive is terminated without cause or leaves ShopKo's employ for Good Reason (as defined in the employment agreements), in which case the relevant option would vest immediately.

  No later than 30 days after the Stated Term, ShopKo shall pay Mr. Kramer a lump sum supplemental retirement benefit of $950,000. In addition, ShopKo will use its best efforts to provide Mr. Kramer and his spouse with group medical and dental insurance until he attains age 65.

  Under each of the employment agreements, in the event the relevant ShopKo Executive is terminated without cause or leaves ShopKo's employ for Good Reason, as defined in the relevant employment agreement, he will be entitled to certain payments from ShopKo. If the employment of Mr. Kramer is terminated without cause or he leaves ShopKo's employ for Good Reason on or prior to the first anniversary of the employment agreement, he will be entitled to a payment of three times the sum of (i) his base salary ("Base Salary") and (ii) a bonus amount which will be calculated according to the provisions of his employment agreement, but will not be less than the minimum bonus stated above (the "Bonus Amount"). If the employment of Mr. Podany or Mr. Jones is terminated without cause or either such ShopKo Executive terminates for Good Reason on or prior to the first anniversary of his employment agreement, the terminated ShopKo Executive will be entitled to a payment equal to two times the sum of his Base Salary plus his Bonus Amount (as defined in the previous sentence). If Mr. Kramer's employment is terminated without cause or he leaves ShopKo's employ for Good Reason after the first anniversary of the agreement but on or prior to the expiration of its Stated Term, he will be entitled to a payment equal to (a) the greater of (i) the number of months remaining in his employment agreement divided by twelve or (ii) 1.5 times (b) the sum of his Base Salary and Bonus Amount. If the employment of Mr. Podany or Mr. Jones is terminated without cause or either such ShopKo Executive terminates for Good Reason after the first anniversary of the agreement but on or prior to the expiration of its Stated Term, the payment will be 1.5 times the sum of his Base Salary and Bonus Amount. If the employment of Mr. Podany or Mr. Jones is terminated without cause or either such ShopKo Executive terminates for Good Reason, he will be entitled to reimbursement for certain moving expenses incurred in relocating from Green Bay, Wisconsin, as calculated according to the provisions of the agreements. The employment agreements provide that if certain amounts to be paid thereunder constitute "parachute payments," as defined in Section 280G of the Code, the payments owed to the individual may be decreased, but only if the result is to give the individual a larger after-tax benefit than if the payments were not reduced.

  If any of the ShopKo Executives are terminated by ShopKo without cause or leave ShopKo's employ for Good Reason during the Stated Term, it is likely that a portion of the payments made to them pursuant to the employment agreements, combined with the parachute value of accelerated options and restricted stock, would be "excess" parachute payments. Excess parachute payments are subject to a 20% non-deductible excise tax in addition to any income tax otherwise payable and, unlike other compensation payments, are not deductible for tax purposes by the payor company as provided in Section 280G of the Code. In addition, the amount of the excess parachute payments will reduce the $1,000,000 limit under Section 162(m) of the Code.

  Each of the employment agreements also contains a noncompetition clause effective throughout the term of the agreement, as well as provisions preventing the solicitation of employees both during and for one year after the termination of employment with ShopKo.

  According to the provisions of each of the employment agreements, at the request of ShopKo or the relevant ShopKo Executive, any disputes arising out of any of the employment agreements or employment relationships shall be submitted to and settled by binding arbitration, in accordance with the agreement.

  The employment agreements, once executed, will supersede and replace the existing change of control severance agreements described under "Description of ShopKo--Severance Agreements."

EFFECT OF THE TRANSACTION ON STOCK OPTION AND RESTRICTED STOCK AWARDS OF
SHOPKO

  The Transaction will constitute a change of control pursuant to the provisions of ShopKo's 1991 and 1995 Stock Option Plans, its 1993 Restricted Stock Plan and the agreements awarding options or shares to ShopKo employees thereunder. As a result, grants of options which would not otherwise be vested as of the Effective Date will become exercisable as a result of the Transaction. The number of option shares which will vest as a result of the Transaction will be dependent on when the Effective Date occurs since the time-vested options normally become exercisable on the anniversary of their date of grant. Messrs. Kramer and Podany have been awarded 40,000 and 25,000 shares, respectively, of restricted stock by ShopKo which will vest since the Transaction is a change of control under the relevant plan. However, Mr. Kramer has waived this provision such that his 40,000 shares of restricted stock will not vest on the Effective Date. With respect to ShopKo's executive officers and the non-employee directors, the following table sets forth the number of ShopKo Shares subject to stock options which will vest on the Effective Date as a result of the Transaction (assuming an Effective Date of
       , 1997, and no performance vesting prior to such date), and the weighted average exercise price per share of such stock options:

                                                           WEIGHTED AVERAGE
        NAME                   NUMBER OF SHOPKO SHARES EXERCISE PRICE PER SHARE
        ----                   ----------------------- ------------------------
   Jack W. Eugster............           2,374                  $12.64
   William J. Tyrell..........           2,374                   12.64
   Dale P. Kramer.............         112,000                   10.66
   William J. Podany..........          95,000                   10.33
   Michael J. Bettiga.........          36,240                   10.67
   Roger J. Chustz............          52,000                   12.00
   Gary B. Hammond............          36,240                   10.67
   Steven T. Harig............          36,000                   10.67
   Thomas D. Hendra...........          36,000                   10.67
   Michael J. Hopkins.........          30,000                   10.63
   Jeffrey A. Jones...........          59,000                   10.54
   Rodney D. Lawrence.........          30,000                   16.25
   David A. Liebergen.........          37,120                   10.68
   L. Terry McDonald..........          45,000                   10.42
   James F. Tucker............          39,000                   10.72

  The value of the accelerated options and restricted stock are parachute payments pursuant to Section 280G of the Code. These amounts, combined with payments made to ShopKo executive officers who are terminated by ShopKo without cause or who leave ShopKo's employ for Good Reason during the term of their employment or severance agreements, may be "excess" parachute payments, the tax deductibility of which may be substantially limited.

CARESTREAM SCRIP CARD ACQUISITION BY SHOPKO

  On July 16, 1996, ProVantage Inc. , a wholly owned subsidiary of ShopKo, entered into an agreement to acquire the CareStream Scrip Card business from HealthCare Connect, Inc., Health Care Pharmacy Providers, Inc., and Scrip Card Enterprises, Inc., all of which are wholly owned subsidiaries of FoxMeyer Health. The acquisition closed on August 2, 1996. The purchase price was $30.5 million in cash at closing and a supplemental cash payment. The amount of the supplemental cash payment depends on when the demand for payment ("Exercise Notice") is given by FoxMeyer Health and whether ProVantage, Inc. is a publicly-held company at the time the Exercise Notice is given. If ProVantage is not a publicly-held company when the Exercise Notice is given, then the supplemental cash payment shall be $1,500,000 if the Exercise Notice is given on or before August 1, 1997, or $2,500,000 if given thereafter. If ProVantage is a publicly held company when the Exercise Notice is given, the supplemental cash payment shall be the lesser of $5,000,000 or an amount equal to the current market value of 1.5% of ProVantage's outstanding stock (but not less than $1,500,000 if the Exercise Notice is given on or before August 1, 1997, and not less than $2,500,000 if the Exercise Notice is given after August 1,
1997).

  ProVantage may extinguish FoxMeyer Health's right to the Supplemental Cash Payment at any time by paying FoxMeyer Health $5,000,000. ProVantage must extinguish the Supplemental Cash Payment right by paying FoxMeyer Health $5,000,000 if: (i) ShopKo sells a majority of the stock of ProVantage, Inc. in a private transaction; or (ii) ShopKo acquires a majority of the equity interests in, or substantially all of the assets of, another PBM and upon consummation of such acquisition such PBM is not held directly or indirectly by ProVantage; or (iii) ProVantage disposes of all or substantially all of any business or assets (other than in the ordinary course of business) which generated more than twenty percent (20%) of ProVantage's consolidated sales in the preceding fiscal year.

  In addition, ProVantage agreed to assume from the selling parties all liabilities arising pursuant to several employment agreements which have since been terminated, liabilities and obligations arising after August 2, 1996 under various leases, licenses and other service contracts entered into in the ordinary course of the CareStream Scrip Card business. ProVantage also agreed to employ all CareStream Scrip Card employees for a period of 90 days. ProVantage continues to collect certain of FoxMeyer Health's accounts receivable related to the operation of the CareStream Scrip Card business prior to August 2, 1996.

  Abbey J. Butler and Melvyn J. Estrin are directors of Phar-Mor and co-chairmen of the board, co-chief executive officers and shareholders of FoxMeyer Health. FoxMeyer Health is the beneficial owner of approximately 39.4% of the outstanding Phar-Mor Shares. See "Description of Phar-Mor-- Security Ownership of Certain Beneficial Owners and Management."

SUPPLY AGREEMENTS WITH MCKESSON CORP.

  McKesson Corp. currently has independent pharmaceutical supply agreements with each of Phar-Mor and ShopKo. Phar-Mor's supply agreement with McKesson Corp. resulted from McKesson Corp.'s purchase of the assets of FoxMeyer Drug Company and its resultant assumption of the supply agreement between FoxMeyer Drug Company and Phar-Mor. See "Description of Phar-Mor--Certain Relationships and Related Transactions."

  Independent of the foregoing events, on October 14, 1996, ShopKo and McKesson Corp. entered into a pharmaceutical supply agreement whereby McKesson Corp. has agreed to be ShopKo's exclusive supplier of pharmaceuticals for ShopKo's retail and mail service pharmacies. This supply agreement provides that if ShopKo is involved in an acquisition, merger or other business combination, the terms of the supply agreement may, at ShopKo's option, be applied to pharmaceutical purchases for any pharmacies becoming affiliated with ShopKo as a result of such business combination.

PHAR-MOR OPTION GRANTS; EMPLOYMENT AGREEMENTS--EXECUTIVE OFFICERS

  In connection with the Transaction, the Phar-Mor Board approved the grant as of the Effective Date of nonqualified options to purchase up to 100,000 Cabot Noble Shares to each of Messrs. Schwartz and O'Leary and nonqualified options to purchase up to 50,000 Cabot Noble Shares to Mr. Ficarro. Messrs. Schwartz, O'Leary, Ficarro and have been guaranteed bonuses equal to 60%, 50% and 35%, respectively, of their respective base salaries for fiscal year 1997, and Mr. Spear has been guaranteed a $115,000 bonus for each of fiscal years 1997 and 1998.

  On December 6, 1996, the Phar-Mor Board authorized a two-year extension of the current term of each of the employment agreements with Messrs. Schwartz and O'Leary. Each agreement would otherwise expire on September 11, 1997. The Phar-Mor Board also authorized a two-year employment agreement with Mr. Ficarro, whose employment currently is not governed by a formal agreement. Messrs. Ficarro and Jeffery are beneficiaries of a severance and retention plan providing for payment of 1.5 years of base salary if their loss of employment is due to the Combination or their election not to relocate to Green Bay. Mr. Spear would receive one year's base salary under similar circumstances. Other terms of the employment agreements with Messrs Schwartz, O'Leary and Ficarro remain to be negotiated.

  Under Mr. Haft's employment agreement, the Combination constitutes a "change in control" with respect to Phar-Mor, which entitles Mr. Haft to terminate his employment with Phar-Mor and to consider such a termination as "Without Cause", thereby giving rise to certain rights as described herein. See "Employment Contracts and Termination of Employment and Change of Control Agreements." In addition, it also would be considered a "change in control" under Mr. Haft's employment agreement giving rise to these rights if Mr. Haft were "involuntarily" no longer a member of Hamilton Morgan, including as a result of a sale of his interest pursuant to the exercise of the buy-sell provision under the Hamilton Morgan LLC Agreement, provided that Mr. Haft did not trigger the buy-sell provision (FoxMeyer has initiated the buy-sell provision.) Mr. Haft has indicated to the Phar-Mor Board that he would consider an amicable termination of his Phar-Mor employment agreement under certain conditions, including his employment as Cabot Noble's Chairman and Chief Executive Officer, pursuant to an employment agreement between Cabot Noble and Mr. Haft. If such amicable termination is reached, or occurs, it is unclear what impact such resolution would have on Phar-Mor. See "Description of Phar-Mor--Employment Contracts and Termination of Employment and Change-in-Control Arrangements."

                           SELLING STOCKHOLDERS

SHARES AVAILABLE FOR FUTURE SALE

  The following table sets forth certain information with respect to the Selling Stockholders. The Cabot Noble Shares set forth below are being included in the Registration Statement of which this Prospectus forms a part pursuant to registration commitments afforded to the Selling Stockholders by contractual obligations. Cabot Noble will not receive any proceeds from the sale of Cabot Noble Shares by the Selling Stockholders. Proceeds from the exercise of Cabot Noble Warrants, if any, will be added to Cabot Noble's working capital.

                           NUMBER OF CABOT NOBLE      NUMBER OF           PERCENT OF CABOT
                           SHARES (BENEFICIALLY)  CABOT NOBLE SHARES SHARES TO BE (BENEFICIALLY)
 SELLING STOCKHOLDER(S)   OWNED PRIOR TO OFFERING      OFFERED            OWNED AFTER OFFER
 ----------------------   ----------------------- ------------------ ---------------------------
Hamilton Morgan,
 L.L.C. ................                              3,750,000
Supervalu Inc.(1) ......                              4,625,744(2)
FoxMeyer Health Corpora-
 tion...................                              1,045,935
Robert M. Haft..........                                112,500

--------

(1) Supervalu's Cabot Noble Shares are held by its wholly-owned subsidiariy Supermarket Operators of America, Inc.

(2) Based on a ShopKo Exchange Ratio of 3.140.

REGISTRATION RIGHTS

  Contemporaneously with the consummation of the Combination, Cabot Noble will enter into registration rights agreements with the Selling Stockholders to provide for future public distributions of their Cabot Noble Shares.

  Hamilton Morgan, FoxMeyer and Robert M. Haft (the "Rights Parties") each have registration rights agreements with Phar-Mor which were entered into in connection with the Phar-Mor Restructuring. In connection with the Combination, each of the Rights Parties will enter into new registration rights agreements with Cabot Noble. Each of these registration rights agreements: (i) expires on September 11, 2001; (ii) provides for a shelf registration which shall remain effective until the second anniversary of the Effective Date; (iii) provides that each Rights Party has two demand registration rights; and (iv) provides for incidental registration rights. The demand registration rights may not be exercised while the shelf registration is effective and are subject to certain minimum share requirements for exercise.

  In connection with the Combination and the Cabot Noble Buy Back, Supermarket Operators of America, Inc. ("SOA") will enter into a registration rights agreement with Cabot Noble. Under this registration rights agreement, SOA would be entitled to shelf registration rights until the second anniversary of the Effective Date, (the date on which the SOA Registration Rights Agreement expires) and certain incidental registration rights.

PLAN OF DISTRIBUTION

  Cabot Noble Shares issued to the Phar-Mor Shareholders and the ShopKo Shareholders under this Prospectus will be freely transferable under the Securities Act, except for shares issued to any person who may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act and Rule 145(c) thereunder. Generally, these are persons, including the Selling Stockholders, who are deemed to control, be controlled by, or be under common control with the entities or assets being acquired by Cabot Noble. Cabot Noble Shares issued in connection with the Combination to persons who constitute "underwriters" within the meaning of Section 2(11) and Rule 145(c) may not be publicly reoffered or resold by such person except pursuant to an effective registration statement under the Securities Act covering such shares or, in certain circumstances, pursuant to Rule 145(d) or any other applicable exemption under the Securities Act.

  The Cabot Noble Shares being offered for sale by the Selling Stockholders may be offered from time to time at market prices prevailing at the time of sale or at negotiated prices, and without payment of any underwriting discounts or commissions except for usual and customary selling commissions paid to brokers or dealers. This Prospectus may be used from time to time by each Selling Stockholder to offer the Cabot Noble Shares registered hereby for sale in transactions in which he, she or it may be deemed to be an underwriter within the meaning of the Securities Act. Brokers, dealers and agents participating in the distribution of the Cabot Noble Shares offered by Selling Stockholders may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of such shares may be deemed to be underwriting discounts and commissions under the Securities Act.

                                 LEGAL MATTERS

  Certain legal matters relating to the securities offered hereby will be passed upon for Cabot Noble and Phar-Mor by Swidler & Berlin, Chartered, Washington, D.C., and for ShopKo by Godfrey & Kahn, S.C., Milwaukee, Wisconsin, and by Sidley & Austin, Chicago, Illinois, as special counsel to ShopKo.

                                    EXPERTS

  The Phar-Mor consolidated financial statements as of June 29, 1996, September 2, 1995 and July 1, 1995, and for the forty-three weeks ended June 29, 1996, the nine weeks ended September 2, 1995, the fifty-two weeks ended July 1, 1995 and the fifty-three weeks ended July 2, 1994; the ShopKo consolidated financial statements as of February 24, 1996 and February 25, 1995, and for the three years in the period ended February 24, 1996; and the Cabot Noble balance sheet as of October 10, 1996 included in or incorporated by reference in this Joint Proxy Statement/Prospectus and related financial statement schedules have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing or incorporated by reference herein.

  The independent auditors' report on the consolidated financial statements of Phar-Mor as of July 1, 1995 and for the nine weeks ended September 2, 1995, the fifty-two weeks ended July 1, 1995 and the fifty-three weeks ended July 2, 1994, expresses a qualified opinion as reliable accounting records to support the acquisition cost of property and equipment were not available. Also, the independent auditors' report includes explanatory paragraphs relating to 1) the comparability of financial information prior to September 2, 1995 as a result of the emergence of Phar-Mor from bankruptcy and the creation of a new entity and 2) Phar-Mor entering into the Transaction with ShopKo.

  The reports of such firm have been so included in reliance upon their authority as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Cabot Noble, Inc.
  Independent Auditors' Report............................................ F- 2
  Balance Sheet as of October 10, 1996.................................... F- 3
  Notes to Balance Sheet as of October 10, 1996........................... F- 4
ShopKo Stores, Inc.
  Consolidated Balance Sheets as of November 30, 1996, December 2, 1995
   and February 24, 1996.................................................. F- 5
  Consolidated Statements of Earnings for the 40 weeks ended November 30,
   1996 and
   December 2, 1995 and for the year ended February 24, 1996 (Unaudited).. F- 6
  Consolidated Statements of Cash Flows for the 40 weeks ended November
   30, 1996 and December 2, 1995 and for the year ended February 24, 1996
   (Unaudited)............................................................ F- 7
  Consolidated Statements of Shareholders' Equity for the 40 weeks ended
   November 30, 1996 and for the year ended February 24, 1996
   (Unaudited)............................................................ F- 8
  Notes to Consolidated Financial Statements for the 40 weeks ended
   November 30, 1996 and December 2, 1995 and for the year ended February
   24, 1996 (Unaudited)................................................... F- 9
  Independent Auditors' Report............................................ F-10
  Consolidated Balance Sheets as of February 24, 1996 and February 25,
   1995................................................................... F-11
  Consolidated Statements of Earnings for each of the three years in the period ended
   February 24, 1996...................................................... F-12
  Consolidated Statements of Cash Flows for each of the three years in the period ended February 24, 1996......................................... F-13
  Consolidated Statements of Shareholders' Equity for each of the three years in the period ended February 24, 1996............................ F-14
  Notes to Consolidated Financial Statements for the fiscal years ended
   February 24, 1996, February 25, 1995 and February 26, 1994............. F-15
Phar-Mor, Inc.
  Condensed Consolidated Balance Sheets of the Successor Phar-Mor as of
   December 28, 1996 and June 29, 1996.................................... F-27
  Condensed Consolidated Statements of Operations of the Successor Phar-
   Mor for the Thirteen Weeks Ended December 28, 1996 and the Thirteen
   Weeks Ended December 30, 1995.......................................... F-28
  Condensed Consolidated Statements of Operations of the Successor Company
   for the Twenty-Six Weeks Ended December 28, 1996 and the Seventeen
   Weeks Ended December 30, 1995 and the Predecessor Phar-Mor for the Nine
   Weeks Ended September 2, 1995.......................................... F-29
  Condensed Consolidated Statements of Cash Flows of the Successor Phar-
   Mor for the Twenty-Six Weeks Ended December 28, 1996 and the Seventeen
   Weeks Ended December 30, 1995 and the Predecessor Phar-Mor for the Nine
   Weeks Ended September 2, 1995.......................................... F-30
  Condensed Consolidated Statements of Changes in Stockholders' Equity
   (Deficiency)
   for the Twenty-six Weeks Ended December 28, 1996 (Unaudited)........... F-31
  Notes to Unaudited Condensed Consolidated Financial Statements ......... F-32
  Independent Auditors' Report............................................ F-35
  Consolidated Balance Sheets as of June 29, 1996, September 2, 1995 and
   July 1, 1995........................................................... F-37
  Consolidated Statements of Operations for the Forty-Three Weeks Ended
   June 29, 1996, the Nine Weeks Ended September 2, 1995, the Fifty-Two
   Weeks Ended July 1, 1995 and the Fifty-Three Weeks Ended July 2, 1994.. F-38
  Consolidated Statements of Changes in Stockholders' Equity (Deficiency)
   for the Forty-Three Weeks Ended June 29, 1996, the Nine Weeks Ended
   September 2, 1995, the Fifty-Two Weeks Ended July 1, 1995 and the
   Fifty-Three Weeks Ended July 2, 1994................................... F-39
  Consolidated Statements of Cash Flows for the Forty-Three Weeks Ended
   June 29, 1996, the Nine Weeks Ended September 2, 1995, The Fifty-Two
   Weeks Ended July 1, 1995 and the Fifty-Three Weeks Ended July 2, 1994.. F-40
  Notes to Audited Consolidated Financial Statements...................... F-41
  Schedule II............................................................. F-65

                         INDEPENDENT AUDITORS' REPORT

To Cabot Noble, Inc.:

  We have audited the accompanying balance sheet of Cabot Noble, Inc. (a wholly owned subsidiary of Phar-Mor, Inc.) ("Cabot Noble") as of October 10, 1996. This financial statement is the responsibility of Cabot Noble's management. Our responsibility is to express an opinion on this financial statement based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

  In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Cabot Noble as of October 10, 1996 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Pittsburgh, Pennsylvania
October 10, 1996

                               CABOT NOBLE, INC.

                                 BALANCE SHEET
                             AS OF OCTOBER 10, 1996

                                 ASSETS
Current Assets:
  Cash................................................................... $   1
                                                                          -----
    Total assets......................................................... $   1
                                                                          =====
                   LIABILITIES & STOCKHOLDER'S EQUITY
Stockholder's Equity:
  Preferred stock, $.01 par value, authorized shares, 50,000,000; none outstanding........................................................... $ --
  Common stock, $.01 par value, authorized shares, 200,000,000; 100
   shares issued and outstanding.........................................     1
                                                                          -----
    Total stockholder's equity........................................... $   1
                                                                          =====



       The accompanying notes are an integral part of this balance sheet.

                               CABOT NOBLE, INC.

                            NOTES TO BALANCE SHEET
                               OCTOBER 10, 1996

1. ORGANIZATION

  Cabot Noble, Inc. ("Cabot Noble") is a Delaware corporation formed as a wholly owned subsidiary of Phar-Mor, Inc. for the purpose of facilitating the proposed transaction (see Note 2).

2. THE PROPOSED TRANSACTION

  Phar-Mor, Inc. ("Phar-Mor") entered into an Agreement and Plan of Reorganization (the "Proposed Transaction") dated September 7, 1996 (as amended and restated as of October 9, 1996) with ShopKo, Inc. ("ShopKo") to combine the respective companies under Cabot Noble. Under the terms of the Proposed Transaction, each issued and outstanding share of Phar-Mor common stock will be exchanged for one share of Cabot Noble common stock. Each issued and outstanding share of ShopKo common stock will be exchanged for 2.4 shares of Cabot Noble common stock, subject to adjustment in the event the value of the exchange consideration falls outside a range between $17.25 and $18.00 per share of ShopKo common stock (based on the average daily closing sale prices of Phar-Mor's common stock over a specified 30 day period multiplied by the
2.4 share exchange ratio).

  In connection with the Proposed Transaction, supervalu inc. ("supervalu"), which currently owns approximately 46% of the issued and outstanding shares of ShopKo common stock, has entered into an Amended and Restated Stock Purchase Agreement (the "Stock Purchase Agreement") with Cabot Noble whereby supervalu has agreed to sell to Cabot Noble 90% of the Cabot Noble shares that supervalu receives in the Proposed Transaction immediately after the Proposed Transaction is completed at $16.86 per share of ShopKo common stock held by supervalu prior to the Proposed Transaction. The Stock Purchase Agreement provides that supervalu will receive a combination of cash and a short-term note at closing.

  Consummation of the Proposed Transaction is subject to certain conditions, including (a) receipt of financing of at least $75 million (b) approval by shareholders of ShopKo and Phar-Mor (c) receipt of necessary regulatory approvals, and (d) other conditions to closing customary in transactions of this type.

                      SHOPKO STORES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                               THIRD QUARTER AS OF
                                             ------------------------
                                                                       FEBRUARY
                                             NOVEMBER 30, DECEMBER 2,    24,
                                                 1996        1995        1996
                                             ------------ ----------- ----------
                                                   (UNAUDITED)        (AUDITED)
                  ASSETS
Current assets:
  Cash and cash equivalents................   $   44,058  $   47,799  $   89,469
  Receivables, less allowance for losses of
   $4,460, $2,614 and $3,212,
   respectively............................       94,924      63,804      55,514
  Merchandise inventories..................      434,028     397,147     322,433
  Other current assets.....................       15,582      16,216       8,775
                                              ----------  ----------  ----------
    Total current assets...................      588,592     524,966     476,191
Other assets and deferred charges..........       56,844      23,224      24,621
Property and equipment at cost:
  Land.....................................      108,237     108,505     107,915
  Buildings................................      490,862     477,869     479,124
  Equipment................................      304,311     290,321     286,763
  Leasehold improvements...................       49,148      49,034      49,306
  Property under construction..............          988       1,892      10,585
  Property under capital leases............       21,968      17,539      21,968
                                              ----------  ----------  ----------
                                                 975,514     945,160     955,661
Less accumulated depreciation and amortiza-
 tion:
  Property and equipment...................      370,989     330,237     331,541
  Property under capital leases............        8,985       6,636       6,972
                                              ----------  ----------  ----------
    Net property and equipment.............      595,540     608,287     617,148
                                              ----------  ----------  ----------
    Total assets...........................   $1,240,976  $1,156,477  $1,117,960
                                              ==========  ==========  ==========
   LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable--trade..................   $  229,074  $  202,031  $  144,638
  Accrued compensation and related taxes...       26,969      22,109      25,290
  Accrued other liabilities................       81,375      69,440      72,943
  Accrued income and other taxes...........       30,538      26,420      16,797
  Current portion of long-term
   obligations.............................        1,096         755       1,127
                                              ----------  ----------  ----------
    Total current liabilities..............      369,052     320,755     260,795
Long-term obligations......................      414,505     413,086     415,138
Deferred income taxes......................       21,198      18,555      20,396
Shareholders' equity:
  Common stock.............................          321         320         320
  Additional paid-in capital...............      244,841     242,843     242,843
  Retained earnings........................      191,059     160,918     178,468
                                              ----------  ----------  ----------
    Total shareholders' equity.............      436,221     404,081     421,631
                                              ----------  ----------  ----------
      Total liabilities and shareholders'
       equity..............................   $1,240,976  $1,156,477  $1,117,960
                                              ==========  ==========  ==========

                See notes to consolidated financial statements.

                      SHOPKO STORES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                              YEAR TO DATE (40 WEEKS) ENDED
                                           -----------------------------------
                                           NOVEMBER 30, DECEMBER 2, % INCREASE
                                               1996        1995     (DECREASE)
                                           ------------ ----------- ----------
                                                 (UNAUDITED)
Revenues:
  Net sales...............................  $1,700,636  $1,469,656     15.7
  Licensed department rentals and other
   income.................................       9,923      11,211
                                            ----------  ----------
                                             1,710,559   1,480,867     15.5
Costs and expenses:
  Cost of sales...........................   1,310,013   1,099,882
  Selling, general and administrative
   expenses...............................     295,512     281,617
  Depreciation and amortization expenses..      46,097      43,857
                                            ----------  ----------
                                             1,651,622   1,425,356     15.9
Income from operations....................      58,937      55,511      6.2
Interest expense..........................      24,983      27,071
                                            ----------  ----------
Earnings before income taxes..............      33,954      28,440     19.4
Provision for income taxes................      13,337      11,071
                                            ----------  ----------
Net earnings..............................  $   20,617  $   17,369     18.7
                                            ==========  ==========
Net earnings per common share.............  $     0.64  $     0.54
                                            ==========  ==========
Weighted average number of common shares
 outstanding..............................      32,073      32,005


                See notes to consolidated financial statements.

                      SHOPKO STORES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOW
                                 (IN THOUSANDS)

                                             YEAR TO DATE (40 WEEKS) ENDED
                                             ---------------------------------
                                              NOVEMBER 30,       DECEMBER 2,
                                                  1996               1995
                                             ---------------    --------------
                                                      (UNAUDITED)
Cash flows from operating activities:
  Net earnings..............................  $        20,617    $       17,369
  Adjustments to reconcile net earnings to
   net cash provided by operating
   activities:
    Depreciation and amortization...........           46,097            43,857
    Provision for losses on receivables.....              165               124
    Gain on sale of property and equipment..           (1,847)           (1,637)
    Deferred income taxes...................             (102)            4,452
    Change in assets and liabilities:
      Receivables...........................          (39,375)          (21,861)
      Merchandise inventories...............         (111,595)            3,476
      Other current assets..................           (5,736)           (6,080)
      Other assets..........................           (3,592)           (1,206)
      Accounts payable......................           84,436            52,738
      Accrued liabilities...................           27,373             1,544
                                              ---------------    --------------
        Net cash provided by operating
         activities.........................           16,441            92,776
                                              ---------------    --------------
Cash flows from investing activities:
  Payments for property and equipment.......          (23,572)          (33,852)
  Proceeds from the sale of property and
   equipment................................            2,566             2,421
  Business acquisition, net of cash
   acquired.................................          (30,500)
                                              ---------------    --------------
        Net cash (used in) investing
         activities.........................          (51,506)          (31,431)
                                              ---------------    --------------
Cash flows from financing activities:
  Change in short-term debt.................                            (15,000)
  Proceeds from the sale of common stock
   under option plans.......................              987
Dividend payment............................          (10,582)          (10,563)
Reduction in capital lease obligations......             (751)             (581)
                                              ---------------    --------------
        Net cash (used in) financing
         activities.........................          (10,346)          (26,144)
                                              ---------------    --------------
Net (decrease) increase in cash and cash
 equivalents................................          (45,411)           35,201
Cash and cash equivalents at beginning of
 year.......................................           89,469            12,598
                                              ---------------    --------------
Cash and cash equivalents at end of third
 quarter....................................  $        44,058    $       47,799
                                              ===============    ==============
Supplemental cash flow information:
 Noncash investing and financial
  activities--
  Restricted stock issued...................  $         1,012

                See notes to consolidated financial statements.

                      SHOPKO STORES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                             COMMON STOCK  CAPITAL IN
                                             ------------- EXCESS OF  RETAINED
                                             SHARES AMOUNT PAR VALUE  EARNINGS
                                             ------ ------ ---------- --------
Balances at February 25, 1995............... 32,005  $320   $242,843  $154,112
  Net earnings..............................                            38,439
  Cash dividend declared on common stock--
   $0.44 per share..........................                           (14,083)
                                             ------  ----   --------  --------
Balances at February 24, 1996............... 32,005   320    242,843   178,468
  Sale of common stock under option plans...     80              987
  Issuance of restricted stock..............     65     1      1,011    (1,012)
  Restricted stock expense..................                                46
  Net earnings..............................                            20,617
  Cash dividend declared on common stock--
   $0.22 per share..........................                            (7,060)
                                             ------  ----   --------  --------
Balances at November 30, 1996............... 32,150  $321   $244,841  $191,059
                                             ======  ====   ========  ========

  Interim data subject to year end audit.


                See notes to consolidated financial statements.

                     SHOPKO STORES, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         FOR THE 40 WEEKS ENDED NOVEMBER 30, 1996 AND DECEMBER 2, 1995

ACCOUNTING POLICIES:

  The 1996 annual report contains a summary of significant accounting policies in the notes to the consolidated financial statements. The same accounting policies are followed in the preparation of interim reports.

  During the current fiscal year, ShopKo adopted Statements of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." The adoption of SFAS No. 123 will have no effect on net earnings. ShopKo will continue to measure compensation cost for stock compensation plans under Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees."

INVENTORIES:

  ShopKo uses the LIFO method for substantially all inventories. If the first-in, first-out (FIFO) method had been used, these inventories would have been $42.1 million and $39.8 million higher at November 30, 1996 and at December 2, 1995, respectively.

INCOME TAXES:

  The $13.3 million provision for income tax expense for the first three quarters of fiscal 1997 consists of a $13.4 million current expense, offset by a $0.1 million deferred tax credit. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

NET EARNINGS PER COMMON SHARE:

  Net earnings per common share are computed by dividing net earnings by the weighted average number of common shares outstanding. Outstanding stock options do not have a significant dilutive effect on earnings per share.

SIGNIFICANT EVENT:

  On September 7, 1996, ShopKo and Phar-Mor, Inc. signed an agreement to combine their two companies under a new holding company. The new company will be called Cabot Noble, Inc. The combination will be accomplished through share exchanges, and ShopKo and Phar-Mor will continue as separate operating subsidiaries of Cabot Noble. The transaction will be accounted for as a purchase of Phar-Mor by ShopKo. The transaction is subject to a number of customary closing conditions, including but not limited to financing, regulatory approvals and shareholder approvals.

STATEMENT OF SHOPKO:

  The data presented herein is unaudited, but in the opinion of management, includes all adjustments (which consist only of normal recurring accruals) necessary for a fair presentation of the consolidated financial position of ShopKo and its subsidiaries at November 30, 1996 and December 2, 1995 and the results of their operations and cash flows for the periods then ended. These interim results are not necessarily indicative of the results of the fiscal years as a whole because the operations of ShopKo are highly seasonal. The third and fourth fiscal quarters contribute a significant part of ShopKo's earnings due to the Christmas selling season.

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
ShopKo Stores, Inc.:

  We have audited the consolidated balance sheets of ShopKo Stores, Inc. and Subsidiaries as of February 24, 1996 and February 25, 1995 and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years (52 weeks) in the period ended February 24, 1996. These financial statements are the responsibility of ShopKo's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ShopKo Stores, Inc. and Subsidiaries as of February 24, 1996 and February 25, 1995, and the results of their operations and their cash flows for each of the three years (52 weeks) in the period ended February 24, 1996 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Milwaukee, Wisconsin
April 2, 1996

                      SHOPKO STORES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                      FEBRUARY 24, FEBRUARY 25,
                                                          1996         1995
                                                      ------------ ------------
                       ASSETS
Current Assets:
  Cash and cash equivalents..........................  $   89,469   $   12,598
  Receivables, less allowance for losses of $3,212
   and $3,590, respectively..........................      55,514       42,067
  Merchandise inventories............................     322,433      400,623
  Other current assets...............................       8,775       13,456
                                                       ----------   ----------
    Total current assets.............................     476,191      468,744
Other assets and deferred charges....................      24,621       22,943
Property and equipment--net..........................     617,148      618,064
                                                       ----------   ----------
    Total assets.....................................  $1,117,960   $1,109,751
                                                       ==========   ==========
        LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term debt....................................  $      --    $   15,000
  Accounts payable--trade............................     144,638      149,293
  Accrued compensation and related taxes.............      25,290       24,612
  Accrued other liabilities..........................      72,943       61,858
  Accrued income and other taxes.....................      16,797       29,955
  Current portion of long-term obligations...........       1,127          755
                                                       ----------   ----------
    Total current liabilities........................     260,795      281,473
Long-term obligations................................     415,138      413,580
Deferred income taxes................................      20,396       17,423
Shareholders' equity:
  Preferred stock; none outstanding
   Common stock; Shares outstanding, 32,005 in 1996
   and 1995..........................................         320          320
  Additional paid-in capital.........................     242,843      242,843
  Retained earnings..................................     178,468      154,112
                                                       ----------   ----------
    Total shareholders' equity.......................     421,631      397,275
                                                       ----------   ----------
      Total liabilities and shareholders' equity.....  $1,117,960   $1,109,751
                                                       ==========   ==========

                See notes to consolidated financial statements.

                      SHOPKO STORES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                  FISCAL YEARS ENDED
                                        --------------------------------------
                                        FEBRUARY 24, FEBRUARY 25, FEBRUARY 26,
                                            1996         1995         1994
                                         (52 WEEKS)   (52 WEEKS)   (52 WEEKS)
                                        ------------ ------------ ------------
Revenues:
 Net sales.............................  $1,968,016   $1,852,929   $1,738,746
 Licensed department rentals and other
  income...............................      13,924       12,433       11,509
                                         ----------   ----------   ----------
                                          1,981,940    1,865,362    1,750,255
Costs and expenses:
 Cost of sales.........................   1,466,733    1,364,913    1,285,232
 Selling, general and administrative
  expenses.............................     361,402      355,515      343,381
 Depreciation and amortization
  expenses.............................      56,383       53,474       47,336
                                         ----------   ----------   ----------
                                          1,884,518    1,773,902    1,675,949
Income from operations.................      97,422       91,460       74,306
Interest expense.......................      34,282       29,042       21,417
                                         ----------   ----------   ----------
Earnings before income taxes...........      63,140       62,418       52,889
Provision for income taxes.............      24,701       24,628       20,767
                                         ----------   ----------   ----------
Net earnings...........................  $   38,439   $   37,790   $   32,122
                                         ==========   ==========   ==========
Net earnings per common share..........  $     1.20   $     1.18   $     1.00
Weighted average number of common
 shares outstanding....................      32,005       32,014       32,001



                See notes to consolidated financial statements.

                      SHOPKO STORES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOW
                                 (IN THOUSANDS)

                                                    FISCAL YEARS ENDED
                                          --------------------------------------
                                          FEBRUARY 24, FEBRUARY 25, FEBRUARY 26,
                                              1996         1995         1994
                                           (52 WEEKS)   (52 WEEKS)   (52 WEEKS)
                                          ------------ ------------ ------------
Cash flows from operating activities:
 Net earnings...........................    $ 38,439    $  37,790    $  32,122
 Adjustments to reconcile net earnings
  to net cash provided by operating
  activities:
  Depreciation and amortization.........      56,383       53,474       47,336
  Provision for losses on receivables...          23          287           63
  (Gain) loss on the sale of property
   and equipment........................      (2,739)         421       (1,410)
  Deferred income taxes.................       5,206       (3,764)       5,995
  Change in assets and liabilities:
   Receivables..........................     (13,470)      (5,611)      (9,317)
   Merchandise inventories..............      78,190      (71,769)     (65,521)
   Other current assets.................       2,448       (1,504)        (397)
   Other assets.........................      (2,879)      (2,059)      (1,025)
   Accounts payable.....................      (4,655)       2,142       21,369
   Accrued liabilities..................      (1,395)      31,486        4,590
                                            --------    ---------    ---------
    Net cash provided by operating
     activities.........................     155,551       40,893       33,805
Cash flows from investing activities:
 Payments for property and equipment....     (53,012)     (94,600)    (133,842)
 Proceeds from the sale of property and
  equipment.............................       4,171        6,982        4,644
 Business acquisitions, net of cash
  acquired..............................                  (15,885)
                                            --------    ---------    ---------
    Net cash (used in) investing
     activities.........................     (48,841)    (103,503)    (129,198)
Cash flows from financing activities:
 Net proceeds from long term
  obligations...........................                   98,939       98,714
 Change in short-term debt..............     (15,000)     (11,200)      11,175
 Change in common stock.................                     (135)         185
 Dividends paid.........................     (14,083)     (14,087)     (14,080)
 Reduction in capital lease
  obligations...........................        (756)        (879)        (823)
                                            --------    ---------    ---------
    Net cash (used in) provided by
     financing activities...............     (29,839)      72,638       95,171
                                            --------    ---------    ---------
Net increase (decrease) in cash and cash
 equivalents............................      76,871       10,028         (222)
Cash and cash equivalents at beginning
 of year................................      12,598        2,570        2,792
                                            --------    ---------    ---------
Cash and cash equivalents at end of
 year...................................    $ 89,469    $  12,598    $   2,570
                                            --------    ---------    ---------
Supplemental cash flow information:
 Noncash investing and financial
  activities--Capital lease obligations
  incurred..............................    $  2,573    $   4,992    $   1,769
Cash paid during the period for:
 Interest...............................    $ 34,803    $  27,734    $  23,248
 Income taxes...........................    $ 33,062    $  12,910    $  15,467

                See notes to consolidated financial statements.

                      SHOPKO STORES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                            COMMON STOCK   ADDITIONAL
                                            --------------  PAID-IN   RETAINED
                                            SHARES  AMOUNT  CAPITAL   EARNINGS
                                            ------  ------ ---------- --------
Balances at February 27, 1993.............. 32,000   $320   $242,793  $112,367
  Net earnings.............................                             32,122
  Issuance of common stock.................     16               185
  Cash dividends declared on common stock--
   $0.44 per share.........................                            (14,081)
                                            ------   ----   --------  --------
Balances at February 26, 1994.............. 32,016    320    242,978   130,408
  Net earnings.............................                             37,790
  Cancellation of common stock.............    (16)             (185)
  Issuance of common stock.................      5                50
  Cash dividends declared on common stock--
   $0.44 per share.........................                            (14,086)
                                            ------   ----   --------  --------
Balances at February 25, 1995.............. 32,005    320    242,843   154,112
  Net earnings.............................                             38,439
  Cash dividends declared on common stock--
   $0.44 per share.........................                            (14,083)
                                            ------   ----   --------  --------
Balances at February 24, 1996.............. 32,005   $320   $242,843  $178,468
                                            ======   ====   ========  ========




                See notes to consolidated financial statements.

                     SHOPKO STORES, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 FOR THE FISCAL YEARS ENDED FEBRUARY 24, 1996, FEBRUARY 25, 1995 AND FEBRUARY
                                   26, 1994

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Organization and Basis of Presentation:

  The consolidated financial statements include the accounts of ShopKo Stores, Inc. and all its subsidiaries ("ShopKo"). All significant intercompany accounts and transactions have been eliminated. ShopKo, which is a Minnesota corporation, was incorporated in 1961. On October 16, 1991, ShopKo sold 17,250,000 common shares or 54% of equity ownership in an initial public offering. Prior to completion of the offering, ShopKo was a wholly owned subsidiary of Supermarket Operators of America, Inc., ("SOA") which, in turn, is wholly owned by supervalu inc. ("supervalu"). As of February 24, 1996, 46% of ShopKo's common stock was owned by supervalu.

  ShopKo is engaged in the business of providing general merchandise and health services through its retail stores; prescription benefit management services; pharmacy mail service and claims processing activities. Retail stores are operated in the Upper Midwest, Mountain and Pacific Northwest states. All other business is conducted throughout the United States.

 Cash and Cash Equivalents:

  ShopKo records all highly liquid investments with a maturity of three months or less as cash equivalents. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," these investments are classified as trading securities and are reported at fair value.

 Receivables:

  Receivables consist of amounts collectible from merchandise vendors for promotional and advertising allowances, from third party pharmacy insurance carriers and self-funded medical plan sponsors, from pharmaceutical manufacturers for formulary fees and from store customers for optical, main store layaway and pharmacy purchases. Substantially all amounts are expected to be collected within one year.

 Merchandise Inventories:

  Merchandise inventories are stated at the lower of cost or market. Cost, which includes certain distribution and transportation costs, is determined through use of the last-in, first-out (LIFO) method for substantially all inventories. If the first-in, first-out (FIFO) method had been used to determine cost of inventories, ShopKo's inventories would have been higher by approximately $39.2 million at February 24, 1996, $37.0 million at February 25, 1995 and $39.0 million at February 26, 1994.

 Property and Equipment:

  Property and equipment are carried at cost. The cost of buildings and equipment is depreciated over the estimated useful lives of the assets. Buildings and certain equipment (principally computer and retail store equipment) are depreciated using the straight-line method. Remaining properties are depreciated on an accelerated basis. Useful lives generally assigned are: buildings--25 to 50 years; retail store equipment--8 to 10 years; warehouse, transportation and other equipment--3 to 10 years. Costs of leasehold improvements are amortized over the period of the lease or the estimated useful life of the asset, whichever is shorter, using the straight-line method. Property under capital leases is amortized over the related lease term using the straight-line method. Interest on property under construction of $0.2, $1.3 and $2.1 million was capitalized in fiscal years 1996, 1995 and 1994, respectively.

                     SHOPKO STORES, INC. AND SUBSIDIARIES

  The components of property and equipment are (in thousands):

                                                              FEB. 24, FEB. 25,
                                                                1996     1995
                                                              -------- --------
Property and equipment at cost:
  Land....................................................... $107,915 $107,532
  Buildings..................................................  479,124  441,665
  Equipment..................................................  286,763  278,391
  Leasehold improvements.....................................   49,306   50,581
  Property under construction................................   10,585   23,081
  Property under capital leases..............................   21,968   19,591
                                                              -------- --------
                                                               955,661  920,841
Less accumulated depreciation and amortization:
  Property and equipment.....................................  331,541  294,798
  Property under capital leases..............................    6,972    7,979
                                                              -------- --------
Net property and equipment................................... $617,148 $618,064
                                                              ======== ========

 Impairment of Long Lived Assets:

  ShopKo evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long lived assets may warrant revision or that the remaining balance of an asset may not be recoverable. The measurement of possible impairment is based on the ability to recover the balance of assets from expected future operating cash flows on an undiscounted basis. In the opinion of management, no such impairment existed as of February 24, 1996 or February 25, 1995.

 Pre-opening Costs:

  Pre-opening costs of retail stores are charged against earnings in the year of the store openings.

 Net Earnings Per Common Share:

  Net earnings per common share are computed by dividing net earnings by the weighted average number of common shares outstanding. Outstanding stock options do not have a significant dilutive effect on earnings per share.

 Use of Estimates:

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reporting period. Actual results could differ from those estimates.

 Reclassifications:

  Certain reclassifications have been made to fiscal 1994 consolidated financial statements to conform to those used in fiscal 1996 and fiscal 1995.

                     SHOPKO STORES, INC. AND SUBSIDIARIES

B. ACQUISITION:

  On January 3, 1995, ShopKo completed the acquisition of Bravell, Inc. ("Bravell"). The transaction was accounted for as a purchase, whereby ShopKo acquired 97% of the outstanding common stock of Bravell for approximately $17.3 million. ShopKo may be required to make additional payments of up to $12.3 million, contingent upon future results of Bravell's operations. Bravell is a pharmacy benefit management firm that provides custom prescription benefit plan design, program administration and claims and benefit processing services to insurance companies, third party administrators and self-funded medical plan sponsors.

  The allocation of the purchase price of Bravell was based on fair values at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired ("goodwill") of approximately $16.7 million is being amortized on a straight-line basis over 22 years. The results of Bravell's operations since the date of acquisition have been included in the consolidated statement of earnings.

  Bravell records as sales the amounts billed to insurance companies, third party administrators and self-funded medical plan sponsors and the amounts billed to pharmaceutical manufacturers for formulary fees. Cost of sales includes the amounts paid to network pharmacies and the amounts paid to plan sponsors for shared formulary fees.

C. SHORT-TERM DEBT:

  As of February 24, 1996, ShopKo had a $175.0 million revolving credit agreement with a consortium of banks. The credit agreement is unsecured and will expire October 4, 1996, subject to an extension for an additional year. ShopKo pays an annual facility and commitment fee of 1/4 of one percent. As of February 24, 1996, ShopKo had zero outstanding under this agreement compared to $15.0 million as of February 25, 1995. The weighted average interest rate on borrowings under the credit agreement for fiscal 1996 was 6.2%.

  ShopKo also issues letters of credit during the ordinary course of business as required by foreign vendors. As of February 24, 1996 and February 25, 1995, ShopKo had issued letters of credit for $19.8 million and $13.6 million, respectively.

D. LONG-TERM OBLIGATIONS AND LEASES

                                                       FEBRUARY 24, FEBRUARY 25,
                                                           1996         1995
                                                       ------------ ------------
                                                            (IN THOUSANDS)
Senior Unsecured Notes, 9.0% due November 15, 2004,
 less unamortized discount of $257 and $287
 respectively........................................    $ 99,743     $ 99,713
Senior Unsecured Notes, 8.5% due March 15, 2002, less
 unamortized discount of $221 and $258 respectively..      99,779       99,742
Senior Unsecured Notes, 9.25% due March 15, 2022,
 less unamortized discount of $499 and $518
 respectively........................................      99,501       99,482
Senior Unsecured Notes, 6.5% due August 15, 2003,
 less unamortized discount of $209 and $236
 respectively........................................      99,791       99,764
Industrial Revenue Bond, 6.4% due May 1, 2008........       1,000        1,000
Capital lease obligations............................      16,451       14,634
                                                         --------     --------
                                                          416,265      414,335
Less current portion.................................       1,127          755
                                                         --------     --------
Long-term obligations................................    $415,138     $413,580
                                                         ========     ========

                     SHOPKO STORES, INC. AND SUBSIDIARIES

  On November 9, 1994, ShopKo issued $100 million 9.0% senior unsecured notes due November 15, 2004. The notes provide for semi-annual interest payments payable on May 15 and November 15 of each year. There is no sinking fund applicable to the notes and the notes are not redeemable prior to maturity. The net proceeds of $98.9 million, after underwriting and issuance costs, were used to reduce ShopKo's short-term borrowings and to provide for working capital needs and other general corporate purposes.

  The notes contain certain covenants which, among other things, restrict the ability of ShopKo to consolidate, merge or convey, transfer or lease its properties and assets substantially as an entirety, to create liens or to enter into sale and leaseback transactions.

  The underwriting and issuance costs of all the long-term obligations are being amortized over the terms of the notes using the straight-line method. At February 24, 1996 and February 25, 1995, $2.9 million and $3.2 million remained to be amortized over future periods. Amortized expense for these costs was $0.3, $0.2 and $0.2 million in fiscal years 1996, 1995 and 1994, respectively.

  ShopKo leases certain stores and computer equipment under capital leases. Many of these leases include renewal options, and occasionally, include options to purchase.

  Amortization of property under capital leases was $1.1, $0.9 and $0.8 million in fiscal years 1996, 1995 and 1994, respectively. Minimum future obligations under capital leases in effect at February 24, 1996 are as follows (in thousands):

                                                                        LEASE
     YEAR                                                            OBLIGATIONS
     ----                                                            -----------
     1997...........................................................   $ 2,883
     1998...........................................................     3,551
     1999...........................................................     3,406
     2000...........................................................     2,128
     2001...........................................................     1,931
     Later..........................................................    20,386
                                                                       -------
       Total minimum future obligations.............................    34,285
     Less interest..................................................    17,834
                                                                       -------
     Present value of minimum future obligations....................   $16,451
                                                                       =======

  The present values of minimum future obligations shown above are calculated based on interest rates ranging from 7.4% to 13.4%, with a weighted average of 12.1%, determined to be applicable at the inception of the leases.

  Interest expense on the outstanding obligations under capital leases was $1.7, $1.2 and $1.0 million in fiscal years 1996, 1995 and 1994, respectively.

  Contingent rent expense, based primarily on sales performance, for capital and operating leases was $0.5 million in each of the fiscal years 1996, 1995 and 1994, respectively.

                     SHOPKO STORES, INC. AND SUBSIDIARIES

  In addition to its capital leases, ShopKo is obligated under operating leases, primarily for land and buildings. Minimum future obligations under operating leases in effect at February 24, 1996 are as follows (in thousands):

                                                                        LEASE
     YEAR                                                            OBLIGATIONS
     ----                                                            -----------
     1997...........................................................   $ 3,610
     1998...........................................................     3,529
     1999...........................................................     3,366
     2000...........................................................     3,266
     2001...........................................................     3,230
     Later..........................................................    50,326
                                                                       -------
       Total minimum obligations....................................   $67,327
                                                                       =======

  Total minimum rental expense, net of sublease income, related to all operating leases with terms greater than one year was $3.5, $2.9 and $2.7 million in fiscal years 1996, 1995 and 1994, respectively.

  Certain operating leases require payments to be made on an escalating basis. The accompanying consolidated statements of earnings reflect rent expense on a straight-line basis over the term of the leases. An obligation of $1.4 million and $1.1 million, representing pro rata future payments, is reflected in the accompanying consolidated balance sheets at February 24, 1996 and February 25, 1995, respectively.

E. INCOME TAXES

  Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Components of ShopKo's net deferred tax liability are as follows (in thousands):

                                                               1996      1995
                                                             --------  --------
Deferred tax liabilities:
 Property and equipment..................................... $ 22,556  $ 19,752
 LIFO inventory valuation...................................    6,415     5,210
 Other......................................................    2,181     3,462
                                                             --------  --------
 Total deferred tax liabilities.............................   31,152    28,424
                                                             ========  ========
Deferred tax assets:
 Reserves and allowances....................................  (11,239)  (13,070)
 Capital leases.............................................     (733)   (1,380)
                                                             --------  --------
 Total deferred tax assets..................................  (11,972)  (14,450)
                                                             --------  --------
Net deferred tax liability.................................. $ 19,180  $ 13,974
                                                             ========  ========

                     SHOPKO STORES, INC. AND SUBSIDIARIES

  The amounts reflected in the provision for income taxes are based on applicable federal statutory rates, adjusted for permanent differences between financial and taxable income. The provision for federal and state income taxes includes the following (in thousands):

                                                     1996     1995     1994
                                                    -------  -------  -------
     Current
      Federal...................................... $16,163  $24,379  $12,562
      State........................................   3,332    4,488    2,560
      General business and other tax credits.......     --      (475)    (350)
      Deferred.....................................   5,206   (3,764)   5,995
                                                    -------  -------  -------
       Total provision............................. $24,701  $24,628  $20,767
                                                    =======  =======  =======

  The effective tax rate varies from the statutory federal income tax rate for the following reasons:

                                                     1996     1995     1994
                                                    -------  -------  -------
     Statutory income tax rate.....................    35.0%    35.0%    35.0%
     State income taxes, net of federal tax bene-
      fits.........................................     4.0      4.1      4.1
     Other.........................................     0.1      0.3      0.2
                                                    -------  -------  -------
     Effective income tax rate.....................    39.1%    39.4%    39.3%
                                                    =======  =======  =======

  Provision is made for deferred income taxes and future income tax benefits applicable to temporary differences between financial and tax reporting. The sources of these differences and the effects of each are as follows (in thousands):

                                                     1996     1995     1994
                                                    -------  -------  -------
     Depreciation.................................. $ 2,804  $  (247) $ 1,398
     Inventory valuation reserves..................   1,339   (2,261)     --
     LIFO inventory valuation......................   1,205   (1,370)   5,370
     Bad debt and return reserves..................     241     (806)      22
     Other.........................................    (383)     920     (795)
                                                    -------  -------  -------
     Total deferred tax expense (benefit).......... $ 5,206  $(3,764) $ 5,995
                                                    =======  =======  =======

  Other temporary differences between financial and tax reporting include amortization and interest relating to capital leases and certain provisions for expenses which are not deducted for tax purposes until paid.

F. PREFERRED AND COMMON STOCK

  ShopKo has 20,000,000 shares of $0.01 preferred stock authorized but unissued.

  There are 75,000,000 shares of $0.01 par value common stock authorized with 32,005,000 shares issued and outstanding at both February 24, 1996 and February 25, 1995, respectively.

  ShopKo's Stock Option Plans allow the granting of stock options to various officers, directors and other employees of ShopKo at prices not less than 100 percent of fair market value, determined by the closing price on the date of grant. ShopKo has reserved 2,400,000 shares for issuance under the 1991 Stock Option Plan. The 1995 Stock Option Plan, which is subject to shareholder approval, allows for the issuance of 1,200,000 shares. The majority of these options vest at the rate of 40% on the second anniversary of the grant date and 20%

                     SHOPKO STORES, INC. AND SUBSIDIARIES
annually thereafter for officers and employees and at the rate of 60% on the second anniversary of the date of grant and 20% annually thereafter for non-employee directors. Changes in the options are as follows (shares in thousands):

                                                                      PRICE
                                                          SHARES      RANGE
                                                          ------  --------------
     Outstanding, February 27, 1993...................... 1,505   $15.00--$16.25
     Granted.............................................   627    10.13-- 15.00
     Canceled and forfeited..............................  (208)   10.88-- 16.25
                                                          -----   --------------
     Outstanding, February 26, 1994...................... 1,924    10.13-- 16.25
     Granted.............................................   250    10.00-- 11.00
     Canceled and forfeited..............................  (238)   10.00-- 16.25
                                                          -----   --------------
     Outstanding at February 25, 1995.................... 1,936    10.00-- 16.25
     Granted.............................................   576    10.50-- 10.75
     Canceled and forfeited..............................  (139)   10.00-- 16.25
                                                          -----   --------------
     Outstanding at February 24, 1996.................... 2,373    10.00-- 16.25
                                                          =====   ==============
     Exercisable at February 24, 1996.................... 1,062    10.13-- 16.25
                                                          =====   ==============

  In October 1995, SFAS No. 123 "Accounting for Stock-Based Compensation" was issued. SFAS No. 123 establishes a fair value based method of accounting for stock-based compensation; however, it allows entities to continue accounting for employee stock-based compensation under the intrinsic value method proscribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123 requires certain disclosures, including pro forma net income and earnings per share as if the fair value based accounting method had been used for employee stock-based compensation cost. ShopKo has decided to adopt SFAS No. 123 through disclosure with respect to employee stock-based compensation; such disclosure requirements are effective with ShopKo's 1997 fiscal year.

  In fiscal 1994, ShopKo adopted a Restricted Stock Plan which provides awards of up to 200,000 shares of common stock to key employees of ShopKo. Plan participants are entitled to cash dividends and to vote their respective shares. Restrictions limit the sale or transfer of the shares during a restricted period. There are 5,000 shares of restricted stock outstanding for both February 24, 1996 and February 25, 1995, respectively.

G. EMPLOYEE BENEFITS

  Substantially all employees of ShopKo are covered by a defined contribution profit sharing plan. The plan provides for two types of company contributions; an amount determined annually by the Board of Directors and an employer matching contribution equal to one-half of the first 6 percent of compensation contributed by participating employees. Contributions were $7.7, $6.7 and $5.6 million for fiscal years 1996, 1995 and 1994, respectively.

  ShopKo also has change of control severance agreements with certain key officers. Under these agreements, the officers are entitled to a lump-sum cash payment equal to a multiple of one, two or three times their annual salary plus a multiple of one, two or three times their average annual bonus for the three fiscal years immediately preceding the date of termination, if, within two years after a "change of control" (as defined in such agreements) ShopKo terminates the individual's employment without cause.

  In fiscal 1994, ShopKo adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 106 requires ShopKo to accrue the estimated cost of retiree benefits, other than

                     SHOPKO STORES, INC. AND SUBSIDIARIES
pensions, during employees' credited service period. The cost of these benefits, which are principally healthcare, was previously expensed as claims were incurred. ShopKo elected to immediately recognize the accumulated postretirement benefit obligation, resulting in a charge to earnings of $0.6 million or $0.02 per share.

  The net periodic costs for postretirement benefits include the following (in thousands):

                                                               1996 1995 1994
                                                               ---- ---- ----
     Service cost for benefits accumulated during the year.... $ 98 $ 78 $ 77
     Interest cost on accumulated benefit obligation..........   96   60   60
                                                               ---- ---- ----
     Net periodic postretirement benefit cost................. $194 $138 $137
                                                               ==== ==== ====

  ShopKo's postretirement healthcare plans currently are not funded. The accumulated postretirement benefit obligations are as follows (in thousands):

                                                               FEB. 24, FEB. 25,
                                                                 1996     1995
                                                               -------- --------
     Retirees.................................................  $  371   $  347
     Active plan participants.................................   1,022      728
                                                                ------   ------
     Total accumulated postretirement obligations.............  $1,393   $1,075
                                                                ======   ======

  The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.3% and 7.0% for fiscal years 1996 and 1995, respectively.

  The assumed healthcare cost trend rate used in measuring the accumulated postretirement benefit obligation was 8.9% for fiscal 1996 decreasing each successive year until it reaches 5.5% in fiscal 2015 after which it remains constant. A 1% increase in the healthcare trend rate would have an immaterial effect on the accumulated postretirement benefit obligation at the end of fiscal 1996 and fiscal 1995 and on the net periodic cost for the fiscal years.

H. RELATED PARTY TRANSACTIONS

  In accordance with service agreements entered into in connection with the initial public offering, general, administrative and other services were allocated to ShopKo from supervalu. ShopKo also provided services and allocated general, administrative and other expenses to two wholly-owned subsidiaries of supervalu. In such cases, allocations were made using procedures deemed appropriate to the nature of the services involved. Management believes the allocations were made on a reasonable basis. Although these allocations do not necessarily equal the costs which would have been or may be incurred by ShopKo on a stand-alone basis, management believes that any variance in costs would not be material. The service agreements between ShopKo and supervalu expired in early fiscal 1994.

  Selling, general and administrative expenses include the following allocations (in thousands):

                                                                           1994
                                                                           ----
     From supervalu to ShopKo                                              $ 96
     From ShopKo to wholly owned subsidiaries of supervalu................ $323

  Purchases of inventory from supervalu were $1.0, $2.7 and $9.7 million for the fiscal years 1996, 1995 and 1994, respectively.

                     SHOPKO STORES, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

  Also, as a result of the initial public offering, ShopKo and supervalu entered into certain other agreements of which the following are still in effect:

  A food products supply agreement under which ShopKo has agreed to purchase from supervalu, through October 16, 1998, all of ShopKo's requirements for certain products sold in any food store owned or operated by ShopKo and located within the geographic areas serviced by supervalu.

  A registration rights agreement under which SOA (and certain affiliates of supervalu) has the right to require ShopKo to file up to three registration statements under the Securities Act.

I. FAIR VALUES OF FINANCIAL INSTRUMENTS

  The following disclosure is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." The following methods and assumptions were used by ShopKo in estimating its fair value disclosures for financial instruments.

  Short-term debt and long-term obligations: The carrying amounts of ShopKo's borrowings under its short-term revolving credit agreement approximate their fair value. The fair values of ShopKo's long-term obligations are estimated using discounted cash flow analysis based on interest rates that are currently available to ShopKo for issuance of debt with similar terms and remaining maturities.

  The carrying amounts and fair values of ShopKo's financial instruments at February 24, 1996 are as follows (amounts in thousands):

                                                              CARRYING   FAIR
                                                               AMOUNT   VALUE
                                                              -------- --------
     Long-term obligations:
      Senior Unsecured Notes, due November 15, 2004.......... $99,743  $105,356
      Senior Unsecured Notes, due March 15, 2002.............  99,779   107,309
      Senior Unsecured Notes, due March 15, 2022.............  99,501   105,922
      Senior Unsecured Notes, due August 15, 2003............  99,791    91,147
      Industrial Revenue Bond, due May 1, 2008...............   1,000     1,000
      Capital lease obligations..............................  16,451    18,477

J. UNAUDITED QUARTERLY FINANCIAL INFORMATION

  Unaudited quarterly financial information is as follows:

                                  FISCAL YEAR (52 WEEKS) ENDED FEBRUARY 24, 1996
                         ----------------------------------------------------------------
                            FIRST        SECOND        THIRD        FOURTH        YEAR
                           (16 WKS)     (12 WKS)     (12 WKS)      (12 WKS)     (52 WKS)
                         ------------ ------------ ------------- ------------- ----------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales............... $    560,472 $    418,165      $491,019      $498,360 $1,968,016
Gross margins...........      143,359      103,745       122,670       131,509    501,283
Net earnings............        5,368        1,869        10,132        21,070     38,439
Net earnings per common
 share..................         0.17         0.06          0.32          0.66       1.20
Weighted average
 shares.................       32,005       32,005        32,005        32,005     32,005
Dividends declared per
 common share...........         0.11         0.11          0.11          0.11       0.44
Price range per common
 share*................. 11 3/4-8 3/4    14-10 1/4 13 1/4-10 1/4 11 3/4-10 7/8   14-8 3/4
                                  FISCAL YEAR (52 WEEKS) ENDED FEBRUARY 25, 1995
                         ----------------------------------------------------------------
                            FIRST        SECOND        THIRD        FOURTH        YEAR
                           (16 WKS)     (12 WKS)     (12 WKS)      (12 WKS)     (52 WKS)
                         ------------ ------------ ------------- ------------- ----------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales............... $    514,926 $    381,297      $470,919      $485,787 $1,852,929
Gross margins...........      135,411       99,910       120,718       131,977    488,016
Net earnings............        4,980        2,750        11,303        18,757     37,790
Net earnings per common
 share..................         0.16         0.09          0.35          0.59       1.18
Weighted average
 shares.................       32,016       32,016        32,016        32,014     32,014
Dividends declared per
 common share...........         0.11         0.11          0.11          0.11       0.44
Price range per common
 share*.................    12-10 1/4 10 3/8-9 3/4  10 5/8-9 3/4   9 3/4-8 5/8   12-8 5/8

--------
* Price range per common share reflects the highest and lowest stock market prices on the New York Stock Exchange during the quarter.

K. BUSINESS SEGMENT INFORMATION

  ShopKo conducts business in two business segments: general merchandise and health services. General merchandise is conducted through retail stores. Health services include professional healthcare services provided in the retail stores and prescription benefit management services which are generally provided through other facilities. Information about ShopKo operations in the different businesses is as follows (in thousands):

                                               1996        1995        1994
                                            ----------  ----------  ----------
NET SALES
 General Merchandise....................... $1,503,096  $1,489,919  $1,411,781
 Health services...........................    464,920     363,010     326,965
                                            ----------  ----------  ----------
  Total net sales.......................... $1,968,016  $1,852,929  $1,738,746
                                            ----------  ----------  ----------
EARNINGS BEFORE INCOME TAXES
 General merchandise....................... $   73,124  $   67,638  $   59,151
 Health services...........................     36,805      36,547      29,854
 Corporate.................................    (12,507)    (12,725)    (14,699)
 Interest expense..........................    (34,282)    (29,042)    (21,417)
                                            ----------  ----------  ----------
  Earnings before income taxes............. $   63,140  $   62,418  $   52,889
                                            ----------  ----------  ----------
ASSETS
 General merchandise....................... $  884,275  $  950,719  $  846,052
 Health services...........................    101,130      91,208      58,586
 Corporate.................................    132,555      67,824      48,411
                                            ----------  ----------  ----------
  Total assets............................. $1,117,960  $1,109,751  $  953,049
                                            ----------  ----------  ----------
DEPRECIATION AND AMORTIZATION EXPENSES
 General merchandise....................... $   51,466  $   49,542  $   44,375
 Health services...........................      4,525       3,439       2,629
 Corporate.................................        392         493         332
                                            ----------  ----------  ----------
  Total depreciation and amortization ex-
   penses.................................. $   56,383  $   53,474  $   47,336
                                            ----------  ----------  ----------
CAPITAL EXPENDITURES
 General merchandise....................... $   49,268  $   89,346  $  120,988
 Health services...........................      2,783       4,740      11,398
 Corporate.................................        961         514       1,456
                                            ----------  ----------  ----------
  Total capital expenditures............... $   53,012  $   94,600  $  133,842
                                            ----------  ----------  ----------

                  (THIS PAGE IS INTENTIONALLY LEFT BLANK)

                        PHAR-MOR, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                         (UNAUDITED)
                                                          SUCCESSOR   SUCCESSOR
                                                           PHAR-MOR   PHAR-MOR
                                                         DECEMBER 28, JUNE 29,
                                                             1996       1996
                                                         ------------ ---------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.............................   $108,158   $104,265
  Accounts receivable--net..............................     25,473     20,834
  Merchandise inventories...............................    170,352    152,904
  Prepaid expenses and other current assets.............      4,620      5,572
                                                           --------   --------
    Total current assets................................    308,603    283,575
Property and equipment--net.............................     72,225     66,550
Deferred tax asset......................................      9,502      9,382
Other assets............................................      3,943      3,956
                                                           --------   --------
    Total assets........................................   $394,273   $363,463
                                                           ========   ========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable......................................   $ 88,756   $ 46,010
  Related party accounts payable........................        --       7,751
  Accrued expenses and other current liabilities........     40,267     37,291
  Reserve for costs of rightsizing program..............      2,581      3,451
  Current portion of long-term debt and capital lease
   obligations..........................................      8,074      8,922
                                                           --------   --------
    Total current liabilities...........................    139,678    103,425
Long-term debt and capital lease obligations............    145,334    149,163
Long-term self insurance reserves.......................      7,524      7,226
Deferred rent and unfavorable lease liability--net......     11,912     11,081
                                                           --------   --------
    Total liabilities...................................    304,448    270,895
                                                           --------   --------
Commitments and contingencies
Minority interests......................................        535        535
                                                           --------   --------
Stockholders' equity:
  Preferred stock.......................................        --         --
  Common stock..........................................        122        122
  Additional paid-in capital............................     89,385     89,385
  Retained earnings.....................................       (217)     2,526
                                                           --------   --------
    Total stockholders' equity..........................     89,290     92,033
                                                           --------   --------
    Total liabilities and stockholders' equity..........   $394,273   $363,463
                                                           ========   ========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                      PHAR-MOR, INC. AND SUBSIDIARIES

              CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                (UNAUDITED)

                                                       SUCCESSOR    SUCCESSOR
                                                        PHAR-MOR     PHAR-MOR
                                                      ------------ ------------
                                                        THIRTEEN     THIRTEEN
                                                      WEEKS ENDED  WEEKS ENDED
                                                      DECEMBER 28, DECEMBER 30,
                                                          1996         1995
                                                      ------------ ------------
Sales................................................  $  290,933   $  284,318
Less:
  Cost of goods sold, including occupancy and
   distribution costs................................     235,943      231,533
  Selling, general and administrative expenses.......      43,644       39,481
  ShopKo business combination expenses...............       2,185          --
  Depreciation and amortization......................       5,339        4,538
                                                       ----------   ----------
Income from operations before interest expense and
 income taxes........................................       3,822        8,766
Interest expense--net................................       2,906        2,800
                                                       ----------   ----------
Income before income taxes...........................         916        5,966
Income tax provision.................................       1,464        2,388
                                                       ----------   ----------
Net income (loss)....................................  $     (548)  $    3,578
                                                       ==========   ==========
Net income (loss) per common share...................  $     (.05)  $      .29
                                                       ==========   ==========
Weighted average number of common shares
 outstanding.........................................  12,157,054   12,156,250
                                                       ==========   ==========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                        PHAR-MOR, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                              (UNAUDITED)
                                                                            (UNAUDITED)        SUCCESSOR        PREDECESSOR
                                                                             SUCCESSOR         PHAR-MOR          PHAR-MOR
                                                                         PHAR-MOR TWENTY-      SEVENTEEN           NINE
                                                                          SIX WEEKS ENDED     WEEKS ENDED       WEEKS ENDED
                                                                         DECEMBER 28, 1996 DECEMBER 30, 1995 SEPTEMBER 2, 1995
                                                                         ----------------- ----------------- -----------------
Sales...................................................................    $  555,484        $  357,195        $  181,968
Less:
Cost of goods sold, including occupancy and distribution costs..........       455,034           290,376           147,124
Selling, general and administrative expenses............................        84,916            51,745            27,057
ShopKo business combination expenses....................................         2,185               --
Depreciation and amortization...........................................        10,247             5,759             3,732
                                                                            ----------        ----------        ----------
Income (loss) from operations before interest expense, reorganization
 items, fresh-start revaluation, income taxes and extraordinary item....         3,102             9,315             4,055
Interest expense--net...................................................         5,845             3,203             5,689
                                                                            ----------        ----------        ----------
Income (loss) before reorganization items, fresh-start revaluation,
 income taxes and extraordinary item....................................        (2,743)            6,112            (1,634)
Reorganization items....................................................           --                --            (16,798)
Fresh-start revaluation.................................................           --                --              8,043
                                                                            ----------        ----------        ----------
Income (loss) before income taxes and extraordinary item................        (2,743)            6,112           (10,389)
Income tax provision ...................................................           --              2,446               --
                                                                            ----------        ----------        ----------
Income (loss) before extraordinary item.................................        (2,743)            3,666           (10,389)
Extraordinary item--gain on debt discharge..............................           --                --            775,073
                                                                            ----------        ----------        ----------
Net income (loss).......................................................    $   (2,743)       $    3,666        $  764,684
                                                                            ==========        ==========        ==========
Net income (loss) per common share:
  Income (loss) before extraordinary item...............................    $     (.23)       $      .30        $     (.19)
  Extraordinary item....................................................           --                --              14.33
                                                                            ----------        ----------        ----------
  Net income (loss).....................................................    $     (.23)       $      .30        $    14.14
                                                                            ==========        ==========        ==========
Weighted average number of common shares outstanding....................    12,157,054        12,156,250        54,066,463
                                                                            ==========        ==========        ==========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                        PHAR-MOR, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                        (UNAUDITED)  (UNAUDITED)
                                                                                         SUCCESSOR    SUCCESSOR   PREDECESSOR
                                                                                          PHAR-MOR     PHAR-MOR     PHAR-MOR
                                                                                        ------------ ------------ ------------
                                                                                         TWENTY-SIX   SEVENTEEN       NINE
                                                                                        WEEKS ENDED  WEEKS ENDED  WEEKS ENDED
                                                                                        DECEMBER 28, DECEMBER 30, SEPTEMBER 2,
                                                                                            1996         1995         1995
                                                                                        ------------ ------------ ------------
OPERATING ACTIVITIES
Net income (loss)......................................................................   $ (2,743)    $  3,666    $ 764,684
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Items not requiring the outlay of cash:
 Extraordinary gain on debt discharge..................................................        --           --      (775,073)
 Fresh-start revaluation...............................................................        --           --        (8,043)
 Noncash charges included in reorganization items......................................        --           --        16,500
 Depreciation..........................................................................      5,753        3,403        2,388
 Amortization of video rental tapes....................................................      4,494        2,357        1,333
 Amortization of deferred financing costs..............................................        198          217           73
 Deferred income taxes.................................................................       (120)       2,282          --
 Deferred rent.........................................................................        831          340          (89)
 Changes in assets and liabilities:
 Accounts receivable...................................................................     (4,639)       2,525       11,997
 Merchandise inventories...............................................................    (17,196)      14,071       (6,922)
 Prepaid expenses......................................................................        952        1,024        2,441
 Other assets..........................................................................       (208)        (221)         449
 Accounts payable and related party accounts payable...................................     34,995       11,362       (8,865)
 Accrued expenses and other current liabilities........................................      3,277       (5,800)       6,706
 Reserve for costs of rightsizing program..............................................       (870)      (2,117)         550
                                                                                          --------     --------    ---------
Net cash provided by operating activities..............................................     24,724       33,109        8,129
                                                                                          --------     --------    ---------
INVESTING ACTIVITIES
Additions to rental videotapes.........................................................     (4,723)      (2,641)      (1,874)
Additions to property and equipment....................................................    (11,431)      (1,780)        (649)
Purchase of partnership interests......................................................        --          (145)         --
                                                                                          --------     --------    ---------
Net cash used for investing activities.................................................    (16,154)      (4,566)      (2,523)
                                                                                          --------     --------    ---------
FINANCING ACTIVITIES
Principal payments on long-term debt...................................................     (1,734)        (339)         --
Principal payments on capital lease obligations........................................     (2,943)      (1,863)         --
                                                                                          --------     --------    ---------
Net cash used for financing activities.................................................     (4,677)      (2,202)         --
                                                                                          --------     --------    ---------
REORGANIZATION ACTIVITIES
Cash distribution pursuant to the plan of reorganization...............................        --           --      (105,381)
Payment of reclamation claims..........................................................        --           --       (23,961)
Decrease in all other liabilities subject to settlement under reorganization
 proceedings...........................................................................        --           --        (2,076)
Proceeds from the sale of new common stock.............................................        --           --         9,500
Debtor-in-possession financing costs...................................................        --           --           (15)
                                                                                          --------     --------    ---------
Net cash used for reorganization activities............................................        --           --      (121,933)
                                                                                          --------     --------    ---------
Increase (decrease) in cash and cash equivalents.......................................      3,893       26,341     (116,327)
Cash and cash equivalents, beginning of period.........................................    104,265      107,930      224,257
                                                                                          --------     --------    ---------
Cash and cash equivalents, end of period...............................................   $108,158     $134,271    $ 107,930
--------------------------------------------------
                                                                                          ========     ========    =========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                        PHAR-MOR, INC. AND SUBSIDIARIES

      CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                  (DEFICIENCY)

                                 (IN THOUSANDS)

                           COMMON STOCK
                          ----------------
                                     PAR    ADDITIONAL   RETAINED           TOTAL
                                    VALUE    PAID-IN     EARNINGS       STOCKHOLDERS'
                          SHARES   AMOUNT    CAPITAL     (DEFICIT)   EQUITY (DEFICIENCY)
                          -------  -------  ----------  -----------  -------------------
BALANCE AT JULY 1,
 1995...................   54,066  $ 5,407  $ 487,477   $(1,257,568)      $(764,684)
Net income..............      --       --         --        764,684         764,684
Cancellation of the
 former common equity
 under the Plan of
 Reorganization.........  (54,066)  (5,407)  (487,477)      492,884             --
Issuance of the new
 equity interests in
 connection with
 emergence from
 Chapter 11 Cases.......   12,156      122     89,378           --           89,500
                          -------  -------  ---------   -----------       ---------
BALANCE AT SEPTEMBER 2,
 1995...................   12,156      122     89,378           --           89,500
Net income..............      --       --         --          2,526           2,526
Shares issued...........        1      --           7           --                7
                          -------  -------  ---------   -----------       ---------
BALANCE AT JUNE 29,
 1996...................   12,157      122     89,385         2,526          92,033
Net (loss) (unaudited)..      --       --         --         (2,743)         (2,743)
                          -------  -------  ---------   -----------       ---------
BALANCE AT DECEMBER 28,
 1996 (Unaudited).......   12,157  $   122  $  89,385   $      (217)      $  89,290
                          =======  =======  =========   ===========       =========


  The accompanying notes are an integral part of these consolidated financial statements.

                        PHAR-MOR, INC. AND SUBSIDIARIES

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. PROPOSED BUSINESS COMBINATION

  Phar-Mor, Inc. (together with its subsidiaries, "Phar-Mor") entered into an Agreement and Plan of Reorganization dated September 7, 1996 (as amended and restated as of October 9, 1996) with ShopKo Stores, Inc. ("ShopKo"), a retailer specializing in prescription and vision benefit management and health decision support services, to combine the respective companies under Cabot Noble, Inc. ("Cabot Noble"), a newly organized Delaware holding company (the "Proposed Transaction"). Under the terms of the Proposed Transaction, each issued and outstanding share of Phar-Mor's common stock will be exchanged for one share of Cabot Noble common stock. Each issued and outstanding share of ShopKo common stock will be exchanged for 2.4 shares of Cabot Noble common stock, subject to adjustment in the event the value of the exchange consideration falls outside a range between $17.25 and $18.00 (based on the average daily closing sale prices of Phar-Mor's common stock over a specified 30 day period).

  In connection with the Proposed Transaction, Supervalu Inc. ("SuperValu"), which currently owns approximately 46% of the issued and outstanding shares of ShopKo common stock, has entered into an Amended and Restated Stock Purchase Agreement (the "Stock Purchase Agreement") with Cabot Noble whereby SuperValu has agreed to sell 90% of the Cabot Noble shares it receives in the Proposed Transaction to Cabot Noble immediately after the Proposed Transaction is completed at $16.86 per share of ShopKo common stock held by SuperValu prior to the Proposed Transaction.

  Consummation of the Reorganization is subject to certain conditions, including (a) receipt of financing of at least $75,000, (b) approval by shareholders of ShopKo and Phar-Mor, (c) receipt of necessary regulatory approvals, and (d) other conditions to closing customary in transactions of this type.

  Completion of the Proposed Transaction may result in the reduction of available net operating loss carryforwards.

2. BASIS OF PRESENTATION

  The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. They do not include all information and footnotes which would be required by generally accepted accounting principles for complete financial statements. In the opinion of management of Phar-Mor, these interim financial statements contain all adjustments considered necessary for a fair presentation of financial position, results of operations and cash flows for the periods presented. Reference should be made to Phar-Mor's Annual Report on Form 10-K (as amended on November 18, 1996) for the fiscal year ended June 29, 1996 for additional disclosures, including a summary of Phar-Mor's accounting policies, which have not changed. Operating results for the twenty-six weeks ended December 28, 1996 are not necessarily indicative of the results that may be expected for the fifty-two weeks ending June 28, 1997.

3. REORGANIZATION

  On August 17, 1992, Phar-Mor filed petitions for relief under Chapter 11 of the United States Bankruptcy Code ("Chapter 11"). From that time until September 11, 1995, Phar-Mor operated its business as a debtor-in-possession subject to the jurisdiction of the United States Bankruptcy Court for the Northern District of Ohio (the "Bankruptcy Court"). On September 11, 1995 (the "Effective Date"), Phar-Mor emerged from reorganization proceedings under Chapter 11 pursuant to the confirmation order entered on August 29, 1995 by the Bankruptcy Court confirming the Third Amended Joint Plan of Reorganization dated May 25, 1995 (the "Joint Plan").

                        PHAR-MOR, INC. AND SUBSIDIARIES

  The consolidated financial statements of Phar-Mor during the bankruptcy proceedings (the "Predecessor Phar-Mor financial statements") are presented in accordance with American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7"). Pursuant to guidance provided by SOP 90-7, Phar-Mor adopted fresh-start reporting as of September 2, 1995, the closest fiscal month end to the Effective Date. Under fresh-start reporting, a new reporting entity is deemed to be created and the recorded amounts of assets and liabilities were adjusted to reflect their estimated fair values at the Effective Date (hereinafter, the term "Predecessor Phar-Mor" refers to Phar-Mor prior to September 2, 1995 and "Successor Phar-Mor" refers to Phar-Mor from and after September 2, 1995). A black line has been drawn to separate the Successor Phar-Mor financial statements from the Predecessor Phar-Mor financial statements because the respective financial statements are those of different reporting entities which have not been prepared on a comparable basis.

4. RECLASSIFICATIONS

  Certain reclassifications have been made to prior year financial statements to conform with current year presentation.

5. BUSINESS COMBINATION EXPENSES

  The Proposed Transaction will be accounted for as a purchase of Phar-Mor by ShopKo. Therefore all business combination expenses of Phar-Mor must be expensed as they are incurred.

  The Condensed Consolidated Statements of Operations for the thirteen weeks and twenty-six weeks ended December 28, 1996 have been charged with $2,185 of business combination expenses that have been either paid for or billed to Phar-Mor, Inc. and its wholly owned subsidiary, Cabot Noble, Inc. Management believes that $1,777 of these transaction expenses are "common" expenses and should be shared on an equitable basis with ShopKo. Although the parties have not reached agreement on the specific allocation of these expenses, the parties are currently negotiating a cost-sharing arrangement with respect to these expenses, which would include reimbursement by ShopKo to Phar-Mor of certain of these expenses paid or incurred by Phar-Mor to date.


6. UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

  The following unaudited pro forma statement of operations presents the results of operations of Predecessor Phar-Mor during the pendency of the Chapter 11 case for the nine weeks ended September 2, 1995, as adjusted to reflect the implementation of fresh-start reporting, the elimination of the effects of nonrecurring transactions resulting from the reorganization and certain payments to creditors pursuant to the Joint Plan. This information should be read in conjunction with Phar-Mor's Management's Discussion and Analysis of Financial Condition and Results of Operations.

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                 TWENTY-SIX WEEKS ENDED DECEMBER 30, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                           SUCCESSOR   PREDECESSOR
                          ------------ ------------
                           SEVENTEEN       NINE                           PRO FORMA
                             WEEKS        WEEKS                           TWENTY-SIX
                             ENDED        ENDED        PRO FORMA         WEEKS ENDED
                          DECEMBER 30, SEPTEMBER 2,   ADJUSTMENTS        DECEMBER 30,
                              1995         1995        PER NOTE              1995
                          ------------ ------------ ----------------     ------------
                                                     (1)      (2)
Sales...................    $357,195     $181,968     --         --        $539,163
Less:
  Cost of goods sold,
   including occupancy
   and distribution
   costs................     290,376      147,124   $(101)       --         437,399
  Selling, general and
   administrative
   expenses.............      51,745       27,057     --         --          78,802
  Depreciation and
   amortization.........       5,759        3,732     --   $    (304)(a)      9,187
                            --------     --------   -----  ---------       --------
Income from operations
 before interest
 expense, reorganization
 items, fresh-start
 revaluation, income
 taxes and extraordinary
 item...................       9,315        4,055     101        304         13,775
Interest expense--net...       3,203        5,689     164     (2,731)(b)      6,325
                            --------     --------   -----  ---------       --------
Income (loss) before
 reorganization items,
 fresh start
 revaluation, income
 taxes and extraordinary
 item...................       6,112       (1,634)    (63)     3,035          7,450
Reorganization items....         --       (16,798)    --      16,798 (c)        --
Fresh start
 revaluation............         --         8,043     --      (8,043)(c)        --
                            --------     --------   -----  ---------       --------
Income (loss) before
 income taxes and
 extraordinary item.....       6,112      (10,389)    (63)    11,790          7,450
Income tax provision....       2,446          --      --         536 (d)      2,982
                            --------     --------   -----  ---------       --------
Income (loss) before
 extraordinary item.....       3,666      (10,389)    (63)    11,254          4,468
Extraordinary item--gain
 on debt discharge......         --       775,073     --    (775,073)(c)        --
                            --------     --------   -----  ---------       --------
Net income..............    $  3,666     $764,684   $ (63) $(763,819)      $  4,468
                            ========     ========   =====  =========       ========
Net income per common
 share..................                                                   $   0.37
                                                                           ========

  The pro forma reporting adjustments:
    (1) Adjust for the rent credit and additional interest expense from the amortization of the "unfavorable lease liability"; and
    (2) Adjust for the effect of the Joint Plan as if it had been effective as of the beginning of the period. This includes adjustments to:
      (a) Reduce historical depreciation to reflect the adjustment to property and equipment values in accordance with fresh-start reporting.
      (b) Reverse historical interest expense and record interest expense on the debt incurred in connection with the Joint Plan.
      (c) Eliminate the effects of nonrecurring reorganization items, fresh-start revaluation and gain on debt discharge due to the emergence from the Chapter 11 case.
      (d) Record estimated income tax provision at an effective rate of 40% based on a statutory federal tax rate of 35% and a combined state and local tax rate, net of federal tax benefits, of 5%.
    Pro forma earnings per share are calculated based on weighted average shares of common stock outstanding of 12,156,250.

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Phar-Mor, Inc.:

  We have audited the accompanying consolidated balance sheets of Phar-Mor, Inc. and subsidiaries ("Phar-Mor") as of June 29, 1996 and September 2, 1995 (Successor Phar-Mor balance sheets) and July 1, 1995 (Predecessor Phar-Mor balance sheet), and the related consolidated statements of operations, changes in stockholders' equity (deficiency) and cash flows for the forty-three weeks ended June 29, 1996 (Successor Phar-Mor operations), the nine weeks ended September 2, 1995, the fifty-two weeks ended July 1, 1995 and the fifty-three weeks ended July 2, 1994 (Predecessor Phar-Mor operations). Our audits also included financial statement schedule II, Valuation and Qualifying Accounts. These financial statements and financial statement schedule are the responsibility of Phar-Mor, Inc.'s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

  Except as discussed in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  As discussed in Note 1 to the consolidated financial statements, in August 1992, the Board of Directors of Phar-Mor disclosed that a fraud and embezzlement of Phar-Mor's assets, which had been concealed for a period of years by falsification of the accounting records, had been discovered. As a result, and as discussed in Notes 1 and 6, reliable accounting records and sufficient evidential matter to support the acquisition cost of property and equipment were not available; accordingly, we were not able to complete our auditing procedures relating to property and equipment and depreciation and amortization related thereto for the nine weeks ended September 2, 1995 and as of and for the fifty-two weeks ended July 1, 1995, and for the fifty-three weeks ended July 2, 1994. As discussed in Note 6, for the fifty-three weeks ended July 2, 1994 Phar-Mor recorded a $53,211,000 write-down of its property and equipment based upon an independent appraisal. It is not possible to determine whether the aggregate amount of property and equipment at July 1, 1995 is greater than the original acquisition cost of such assets less accumulated depreciation and amortization.

  In our opinion, except for the effect of any adjustments that might have been determined to be necessary had reliable accounting records and sufficient evidential matter to support the acquisition cost of property and equipment been available, the consolidated financial statements of Predecessor Phar-Mor referred to above present fairly, in all material respects, the financial position of Predecessor Phar-Mor as of July 1, 1995 and the results of its operations and its cash flows for the nine weeks ended September 2, 1995, the fifty-two weeks ended July 1, 1995 and the fifty-three weeks ended July 2, 1994 in conformity with generally accepted accounting principles.

  In our opinion, the consolidated financial statements of Successor Phar-Mor referred to above present fairly, in all material respects, the financial position of Successor Phar-Mor as of June 29, 1996 and September 2, 1995 and the results of its operations and its cash flows for the forty-three weeks ended June 29, 1996 in conformity with generally accepted accounting principles.

  In our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

  As discussed in Note 1 to the consolidated financial statements, on August 29, 1995, the Bankruptcy Court entered an order confirming the plan of reorganization which became effective on September 11, 1995. Accordingly, the accompanying Successor Phar-Mor balance sheet as of September 2, 1995 has been prepared in conformity with AICPA Statement of Position 90-7, "Financial Reporting for Entities in Reorganization Under the Bankruptcy Code," for the Successor Phar-Mor as a new entity with assets, liabilities and a capital structure having carrying values not comparable with prior periods as described in Note 1.

  As discussed in Note 20 to the consolidated financial statements, Phar-Mor entered into an agreement dated September 7, 1996 (as amended and restated as of October 9, 1996) with ShopKo Stores, Inc., subject to certain conditions, to combine the respective companies under Cabot Noble, Inc., a newly organized holding company.

Deloitte & Touche LLP

Pittsburgh, Pennsylvania
August 16, 1996
(October 9, 1996 as to Note 20)

                        PHAR-MOR, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                    (DOLLARS IN THOUSANDS, EXCEPT PAR VALUE)

                                                                                                                  PREDECESSOR
                                                                                             SUCCESSOR PHAR-MOR    PHAR-MOR
                                                                                            --------------------- -----------
                                                                                            JUNE 29, SEPTEMBER 2,   JULY 1,
                                                                                              1996       1995        1995
                                                                                            -------- ------------ -----------
                                          ASSETS
CURRENT ASSETS:
 Cash and cash equivalents................................................................. $104,265   $107,930   $   224,257
 Accounts receivable--net..................................................................   20,834     27,702        43,685
 Due from related parties..................................................................      --         --          4,181
 Merchandise inventories...................................................................  152,904    167,177       173,714
 Prepaid expenses..........................................................................    5,184      6,540         8,174
 Deferred tax asset........................................................................      388      1,814           --
                                                                                            --------   --------   -----------
   Total current assets....................................................................  283,575    311,163       454,011
PROPERTY AND EQUIPMENT--NET................................................................   66,550     65,178        73,822
DEFERRED TAX ASSET.........................................................................    9,382     12,186           181
OTHER ASSETS...............................................................................    3,956      1,680         3,318
                                                                                            --------   --------   -----------
   Total assets............................................................................ $363,463   $390,207   $   531,332
                                                                                            ========   ========   ===========
                     LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
 Accounts payable.......................................................................... $ 46,010   $ 48,942   $    69,563
 Related party accounts payable............................................................    7,751      9,164           --
 Accrued expenses..........................................................................   33,409     33,874        24,465
 Related party accrued expenses............................................................      --         --          2,383
 Accrued bankruptcy professional fees......................................................      181     19,657        15,215
 Reserve for costs of rightsizing program..................................................    3,451      7,301         6,564
 Current portion of self insurance reserves................................................    3,701      5,030         5,030
 Current portion of long-term debt.........................................................    2,903      1,541           --
 Current portion of capital lease obligations..............................................    6,019      5,534           --
                                                                                            --------   --------   -----------
   Total current liabilities...............................................................  103,425    131,043       123,220
LIABILITIES SUBJECT TO SETTLEMENT UNDER REORGANIZATION PROCEEDINGS.........................      --         --      1,154,959
LONG-TERM DEBT.............................................................................  109,973    106,982           --
CAPITAL LEASE OBLIGATIONS..................................................................   39,190     44,065           --
LONG-TERM SELF INSURANCE RESERVES..........................................................    7,226      8,142         7,011
UNFAVORABLE LEASE LIABILITY--NET...........................................................   10,783     10,475           --
DEFERRED RENT..............................................................................      298        --         10,826
                                                                                            --------   --------   -----------
   Total liabilities.......................................................................  270,895    300,707     1,296,016
                                                                                            --------   --------   -----------
COMMITMENTS AND CONTINGENCIES
MINORITY INTERESTS.........................................................................      535        --            --
                                                                                            --------   --------   -----------
STOCKHOLDERS' EQUITY (DEFICIENCY):
 Preferred stock, $.01 par value, authorized shares, 10,000,000, none outstanding..........      --         --            --
 Common stock, $.01 par value, authorized shares, 40,000,000; issued and outstanding
  shares, 12,157,054 at June 29, 1996 and 12,156,250 at September 2, 1995..................      122        122           --
 Common stock, $.10 par value, authorized shares, 200,000,000; issued and outstanding
  shares, 54,066,463.......................................................................      --         --          5,407
 Additional paid-in capital................................................................   89,385     89,378       487,477
 Retained earnings (deficit)...............................................................    2,526        --     (1,257,568)
                                                                                            --------   --------   -----------
   Total stockholders' equity (deficiency).................................................   92,033     89,500      (764,684)
                                                                                            --------   --------   -----------
     Total liabilities and stockholders' equity (deficiency)............................... $363,463   $390,207   $   531,332
--------------------------------------------------
                                                                                            ========   ========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                        PHAR-MOR, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                       SUCCESSOR
                                                                       PHAR-MOR               PREDECESSOR PHAR-MOR
                                                                     ------------- --------------------------------------------
                                                                      FORTY-THREE     NINE WEEKS      FIFTY-TWO    FIFTY-THREE
                                                                      WEEKS ENDED        ENDED       WEEKS ENDED   WEEKS ENDED
                                                                     JUNE 29, 1996 SEPTEMBER 2, 1995 JULY 1, 1995  JULY 2, 1994
                                                                     ------------- ----------------- ------------  ------------
Sales..............................................................   $   874,284     $   181,968    $ 1,412,661   $ 1,852,244
Less:
  Cost of goods sold, including occupancy and distribution costs...       726,944         148,305      1,156,928     1,522,722
  Selling, general and administrative expenses.....................       123,582          25,876        199,863       276,887
  Chapter 11 professional fee accrual adjustment...................        (1,530)            --             --            --
  Write-down of property and equipment to lower of appraised or net
   book value......................................................           --              --             --         53,211
  Depreciation and amortization....................................        14,891           3,732         24,643        55,401
                                                                      -----------     -----------    -----------   -----------
Income (loss) from operations before interest expense, interest income, reorganization items, fresh-start revaluation, income
 taxes and extraordinary item......................................        10,397           4,055         31,227       (55,977)
Interest expense (excludes contractual interest not accrued on unsecured prepetition debt of $3,897, $20,595, and $21,639 in the nine weeks ended September 2, 1995, the fifty-two weeks ended July
 1, 1995, and the fifty-three weeks ended July 2,1994,
 respectively).....................................................        14,343           5,689         33,324        33,878
Interest income....................................................         8,614             --             --            --
                                                                      -----------     -----------    -----------   -----------
Income (loss) before reorganization items, fresh-start revaluation,
 income taxes and extraordinary item...............................         4,668          (1,634)        (2,097)      (89,855)
Reorganization items...............................................           --           16,798         51,158        53,239
Fresh-start revaluation............................................           --           (8,043)           --            --
                                                                      -----------     -----------    -----------   -----------
Income (loss) before income taxes and extraordinary item...........         4,668         (10,389)       (53,255)     (143,094)
Income tax provision (benefit).....................................         2,142             --            (111)         (331)
                                                                      -----------     -----------    -----------   -----------
Income (loss) before extraordinary item............................         2,526         (10,389)       (53,144)     (142,763)
Extraordinary item--gain on debt discharge.........................           --          775,073            --            --
                                                                      -----------     -----------    -----------   -----------
Net income (loss)..................................................   $     2,526     $   764,684    $   (53,144)  $  (142,763)
                                                                      ===========     ===========    ===========   ===========
Net income (loss) per common share:
  Income (loss) before extraordinary item..........................   $       .21     $      (.19)   $      (.98)  $     (2.64)
  Extraordinary item...............................................           --            14.33            --            --
                                                                      -----------     -----------    -----------   -----------
  Net income (loss)................................................   $       .21     $     14.14    $      (.98)  $     (2.64)
                                                                      ===========     ===========    ===========   ===========
Weighted average number of common shares outstanding...............    12,156,614      54,066,463     54,066,463    54,066,463
--------------------------------------------------
                                                                      ===========     ===========    ===========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                        PHAR-MOR, INC. AND SUBSIDIARIES

    CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
                                 (IN THOUSANDS)

                          COMMON STOCK
                         ----------------
                                    PAR                     RETAINED           TOTAL
                                   VALUE     ADDITIONAL     EARNINGS       STOCKHOLDERS'
                         SHARES   AMOUNT   PAID-IN CAPITAL  (DEFICIT)   EQUITY (DEFICIENCY)
                         -------  -------  --------------- -----------  -------------------
BALANCE AT JUNE 26,
 1993...................  54,066  $ 5,407     $ 487,477    $(1,061,661)      $(568,777)
  Net loss..............     --       --            --        (142,763)       (142,763)
                         -------  -------     ---------    -----------       ---------
BALANCE AT JULY 2,
 1994...................  54,066    5,407       487,477     (1,204,424)       (711,540)
  Net loss..............     --       --            --         (53,144)        (53,144)
                         -------  -------     ---------    -----------       ---------
BALANCE AT JULY 1,
 1995...................  54,066    5,407       487,477     (1,257,568)       (764,684)
  Net income............     --       --            --         764,684         764,684
  Cancellation of the
   former common equity
   under the Plan of
   Reorganization....... (54,066)  (5,407)     (487,477)       492,884             --
  Issuance of the new
   equity interests in
   connection with
   emergence from
   Chapter 11 Cases.....  12,156      122        89,378            --           89,500
                         -------  -------     ---------    -----------       ---------
BALANCE AT SEPTEMBER 2,
 1995...................  12,156      122        89,378            --           89,500
  Net income............     --       --            --           2,526           2,526
  Shares issued.........       1      --              7            --                7
                         -------  -------     ---------    -----------       ---------
BALANCE AT JUNE 29,
 1996...................  12,157  $   122     $  89,385    $     2,526       $  92,033
                         =======  =======     =========    ===========       =========


  The accompanying notes are an integral part of these consolidated financial statements.

                        PHAR-MOR, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                            SUCCESSOR
                            PHAR-MOR               PREDECESSOR PHAR-MOR
                          ------------- -------------------------------------------
                           FORTY-THREE        NINE         FIFTY-TWO   FIFTY-THREE
                           WEEKS ENDED     WEEKS ENDED    WEEKS ENDED  WEEKS ENDED
                          JUNE 29, 1996 SEPTEMBER 2, 1995 JULY 1, 1995 JULY 2, 1994
                          ------------- ----------------- ------------ ------------
OPERATING ACTIVITIES
 Net income (loss)......    $  2,526        $ 764,684       $(53,144)   $(142,763)
 Adjustments to
  reconcile net income
  (loss) to net cash
  provided by operating
  activities:
 Items not requiring
  the outlay of cash:
  Extraordinary gain on
   debt discharge.......         --          (775,073)           --           --
  Fresh-start
   revaluation..........         --            (8,043)           --           --
  Write-down of
   property and
   equipment to lower
   of appraised or net
   book value...........         --               --             --        53,211
  Noncash charges
   included in
   reorganization
   items................         --            16,500         46,056       42,963
  Depreciation..........       8,802            2,388         15,073       40,961
  Amortization of video
   rental tapes.........       6,055            1,333          9,423       14,440
  Amortization of
   deferred financing
   costs and goodwill...         363               73          2,139        5,106
  Loss on abandonment
   of equipment.........         --               --             --         2,111
  Deferred income
   taxes................       2,142              --            (111)        (331)
  Deferred rent and
   unfavorable lease
   liabilities..........         606              (89)         1,126        2,836
 Changes in assets and
  liabilities:
  Accounts receivable...       6,905           11,997        (10,335)      10,407
  Merchandise
   inventories..........      15,534           (6,922)       164,482      (24,199)
  Prepaid expenses......       1,356            2,441            631       (3,319)
  Deferred income
   taxes................       2,088              --             --           --
  Other assets..........        (681)             449            136         (205)
  Accounts payable and
   related party
   accounts payable.....      (4,370)          (8,865)       (39,772)      35,481
  Accrued expenses and
   related party
   accrued expenses.....      (1,999)           1,133        (18,994)        (674)
  Accrued bankruptcy
   professional fees....     (19,476)           4,442          1,654        1,915
  Reserve for costs of
   rightsizing
   program..............      (2,921)             550        (35,311)     (17,558)
  Self insurance
   reserves.............        (916)           1,131          1,111        5,949
                            --------        ---------       --------    ---------
   Net cash provided by
    operating activi-
    ties................      16,014            8,129         84,164       26,331
                            --------        ---------       --------    ---------
INVESTING ACTIVITIES
 Additions to rental
  videotapes............      (7,316)          (1,874)       (11,925)     (13,756)
 Additions to property
  and equipment.........      (6,368)            (649)        (9,088)     (12,904)
 Purchase of partnership
  interests.............        (145)             --             --           --
                            --------        ---------       --------    ---------
   Net cash used for in-
    vesting activities..     (13,829)          (2,523)       (21,013)     (26,660)
                            --------        ---------       --------    ---------
FINANCING ACTIVITIES
 Issuance of common
  stock.................           7              --             --           --
 Principal payments on
  term debt.............      (1,467)             --             --           --
 Principal payments on
  capital lease
  obligations...........      (4,390)             --             --           --
                            --------        ---------       --------    ---------
   Net cash used for fi-
    nancing activities..      (5,850)             --             --           --
                            --------        ---------       --------    ---------
REORGANIZATION
 ACTIVITIES
 Cash distribution
  pursuant to the plan
  of reorganization.....         --          (105,381)           --           --
 Repayment of revolving
  credit loan and
  secured notes from
  proceeds of going-out-
  of-business sales and
  sale of assets........         --               --         (46,330)     (76,300)
 Payment of reclamation
  claims................         --           (23,961)           --           --
 Decrease in all other
  liabilities subject to
  settlement under
  reorganization
  proceedings...........         --            (2,076)        (1,256)     (12,655)
 Proceeds from the sale
  of new common stock...         --             9,500            --           --
 Proceeds from sale of
  assets held for
  disposition...........         --               --          13,663        3,965
 Debtor-in-possession
  financing costs.......         --               (15)          (172)      (1,923)
                            --------        ---------       --------    ---------
 Net cash used for
  reorganization
  activities............         --          (121,933)       (34,095)     (86,913)
                            --------        ---------       --------    ---------
 (Decrease) increase in
  cash and cash
  equivalents...........      (3,665)        (116,327)        29,056      (87,242)
 Cash and cash
  equivalents, beginning
  of period.............     107,930          224,257        195,201      282,443
                            --------        ---------       --------    ---------
 Cash and cash
  equivalents, end of
  period................    $104,265        $ 107,930       $224,257    $ 195,201
                            ========        =========       ========    =========
SUPPLEMENTAL INFORMATION
 Interest paid..........    $  9,067        $   4,592       $ 27,989    $  30,621
 Income tax refunds.....       2,669              --             570          228

  The accompanying notes are an integral part of these consolidated financial statements.

                        PHAR-MOR, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. REORGANIZATION AND BASIS OF PRESENTATION

  In early August 1992, Phar-Mor publicly disclosed that it had discovered a scheme by certain of its senior executives to falsify financial results. The officers believed to be involved were promptly dismissed and are no longer employed by Phar-Mor. A new management team, hired by the Board of Directors, assumed day-to-day management of Phar-Mor. Upon discovery of the fraud, it became apparent that Phar-Mor's explosive growth during the preceding several years had been fueled in part by a systematic scheme to falsify Phar-Mor's financial results and to conceal Phar-Mor's true financial condition. The fraud which was perpetrated by the manipulation of information and override of the system of internal controls by certain of its senior executives, as well as a lack of systems and surrounding controls, masked very substantial losses, created in part by low margins, slow moving merchandise categories, high rentals for the newer and larger stores and operational inefficiencies. By the time Phar-Mor concluded its investigation into the size of the fraud, it determined that cumulative earnings had been overstated by approximately $500,000. In response to the fraud, new management developed and executed a business plan that resulted in closing retail store locations and distribution centers, improved gross margins, reduced operating costs and invested in systems designed to strengthen internal controls and improve management reporting. Additional charges to cumulative earnings of approximately $500,000 resulted from changes in accounting policies and restructuring costs which were recorded as of September 26, 1992 (See Note 6).

  On August 17, 1992, Phar-Mor, Inc. and its subsidiaries (collectively, "Phar-Mor") filed petitions for relief under Chapter 11 of the United States Bankruptcy Code ("Chapter 11"). From that time until September 11, 1995 Phar-Mor operated its business as a debtor-in-possession subject to the jurisdiction of the United States Bankruptcy Court for the Northern District of Ohio (the "Bankruptcy Court").

  On September 11, 1995 (the "Effective Date"), Phar-Mor emerged from reorganization proceedings under Chapter 11 pursuant to the confirmation order entered on August 29, 1995 by the Bankruptcy Court confirming the Third Amended Joint Plan of Reorganization dated May 25, 1995 ( the "Joint Plan"). Consequently, Phar-Mor has applied the reorganization and fresh-start reporting adjustments to the consolidated balance sheet as of September 2, 1995, the closest fiscal month end to the Effective Date.

  The consolidated financial statements of Phar-Mor during the bankruptcy proceedings ("Predecessor Phar-Mor financial statements") are presented in accordance with American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7"). Pursuant to guidance provided by SOP 90-7, Phar-Mor adopted fresh-start reporting as of September 2, 1995. Under fresh-start reporting, a new reporting entity is deemed to be created and the recorded amounts of assets and liabilities are adjusted to reflect their estimated fair values at the Effective Date (see Note 2). Financial statements for periods ended on and prior to September 2, 1995, have been designated as those of Predecessor Phar-Mor. Black lines have been drawn to separate Successor Phar-Mor consolidated financial statements from Predecessor Phar-Mor consolidated financial statements to signify that they are different reporting entities which have not been prepared on a comparable basis.

  The Joint Plan provided for, among other things, settlement of all liabilities subject to settlement under reorganization proceedings in exchange for cash, new debt, 12,156,250 shares of common stock and 1,250,000 common stock warrants and an interest in a Limited Liability Company ("LLC") which was established as part of the Joint Plan (see Notes 9 and 12). Phar-Mor's cause of action against its former auditor and certain other causes of action were assigned to such LLC. Predecessor Phar-Mor's creditors and former shareholders are the beneficiaries of the LLC.

                        PHAR-MOR, INC. AND SUBSIDIARIES

  The net cash disbursements upon the effectiveness of the Joint Plan were comprised as follows:

   Payment to the holders of claims under the prepetition credit agreement and prepetition senior secured notes................ $ 103,708
   Payment to fund litigation of LLC causes of action.............       400
   Payment of origination costs for revolving credit facility for
    the Successor Phar-Mor........................................     1,273
                                                                   ---------
                                                                     105,381
   Receipt of net proceeds from the sale of new common stock......    (9,500)
                                                                   ---------
                                                                   $  95,881
                                                                   =========

  The value of cash, notes and securities required to be distributed under the Joint Plan was less than the value of the allowed claims on and interests in Predecessor Phar-Mor; accordingly, Predecessor Phar-Mor recorded an extraordinary gain of $775,073 related to the discharge of prepetition liabilities in the period ended September 2, 1995. Payments and distributions associated with the prepetition claims and obligations were made or provided for in the consolidated balance sheet as of September 2, 1995. The consolidated financial statements at September 2, 1995, give effect to the issuance of all common stock, senior notes and tax notes in accordance with the Joint Plan.
  The extraordinary gain recorded by the Predecessor Phar-Mor was determined as follows:

   Liabilities subject to settlement under reorganization
    proceedings at the Effective Date............................ $1,126,414
   Less:
     Cash distribution pursuant to the Joint Plan................   (105,381)
     Issuance of new debt........................................   (108,523)
     New capital lease obligations...............................    (49,599)
     Assumption of prepetition liabilities.......................     (7,838)
     Value of new common stock issued to prepetition creditors...    (80,000)
                                                                  ----------
     Extraordinary item--gain on debt discharge.................. $  775,073
                                                                  ==========

  In the accompanying Predecessor Phar-Mor consolidated balance sheet, liabilities subject to resolution in the Chapter 11 Cases are classified as liabilities subject to settlement under reorganization proceedings, and are comprised of the following:

   Secured debt..................................................... $  375,350
   Unsecured debt...................................................     53,695
   Capital lease obligations:
     Real estate....................................................     13,528
     Equipment......................................................    122,759
   Rejected store leases............................................    139,295
   Accrued interest.................................................     16,218
   Accounts payable and accrued liabilities.........................    434,114
                                                                     ----------
                                                                     $1,154,959
                                                                     ==========

                        PHAR-MOR, INC. AND SUBSIDIARIES

2. FRESH-START REPORTING

  As indicated in Note 1, Phar-Mor adopted fresh-start reporting as of September 2, 1995. The Successor Phar-Mor fresh-start reorganization equity value of $89,500 was determined with the assistance of the financial advisors employed by Phar-Mor. The financial advisors reviewed financial data of Phar-Mor, including financial projections through the fiscal year 1999. The reorganization value of Phar-Mor, net of current liabilities, which was determined to be in a range of $260,000 to $330,000, was based primarily on the following methods of valuation: discounted cash flow analysis using projected five year financial information and a discount rate of 9.8%; market valuation of certain publicly traded companies whose operating businesses were believed to be similar to that of Phar-Mor; review of certain acquisitions of companies whose operating businesses were viewed to be similar to that of Phar-Mor. In addition to these methods of analysis, certain general economic and industry information relevant to the business of Phar-Mor was considered.

  Based on the analysis outlined above, the financial advisors determined the equity value of Phar-Mor to be between $90,000 and $160,000. This equity value represented the reorganization value of $260,000 to $330,000 less $170,000 of debt assumed to be issued under the Joint Plan. The fresh-start reorganization equity value of $89,500 correlates to the $90,000 referred to above, less $1,000 in expenses reimbursed to certain shareholders plus $500 reflecting the purchase of common stock by present and former members of management as further described in the Joint Plan.

                        PHAR-MOR, INC. AND SUBSIDIARIES

  The five year cash flow projections were based on estimates and assumptions about circumstances and events that had not yet taken place. Such estimates and assumptions were inherently subject to significant economic and competitive uncertainties beyond the control of Phar-Mor including, but not limited to, those with respect to the future course of Phar-Mor's business activity. Any difference between Phar-Mor's projected and actual results following its emergence from Chapter 11 will not alter the determination of the fresh-start reorganization equity value because such value is not contingent upon Phar-Mor achieving the projected results.

  The Predecessor Phar-Mor balance sheet as of September 2, 1995, and adjustments thereto to give effect to the discharge of prepetition debt and fresh-start reporting, are as follows:

                           PREDECESSOR                  ADOPTION OF  SUCCESSOR
                             PHAR-MOR     RESTRUCTURING FRESH-START  PHAR-MOR
                         PRE-CONFIRMATION (SEE NOTE 1)   REPORTING  REORGANIZED
                         ---------------- ------------- ----------- -----------
ASSETS
 Current assets:
  Cash and cash
   equivalents..........   $   203,811     $  (95,881)   $    --     $107,930
   Account receivable--
    net.................        27,702            --          --       27,702
   Due from related
    parties.............           --             --          --          --
   Merchandise
    inventories.........       167,177            --          --      167,177
   Prepaid expenses.....         6,540            --          --        6,540
   Deferred tax asset...           --             --     $  1,814       1,814
                           -----------     ----------    --------    --------
   Total current
    assets..............       405,230        (95,881)      1,814     311,163
 Property and
  equipment--net........        69,770            --       (4,592)     65,178
 Deferred tax asset.....           180            --       12,006      12,186
 Other assets...........         2,992              3      (1,315)      1,680
                           -----------     ----------    --------    --------
   Total assets.........   $   478,172     $  (95,878)   $  7,913    $390,207
                           ===========     ==========    ========    ========
LIABILITIES AND
 STOCKHOLDERS' EQUITY
 (DEFICIENCY)
 Current liabilities:
  Accounts payable......   $    47,319     $    1,623         --     $ 48,942
  Related party
   accounts payable.....         9,164            --          --        9,164
  Accrued expenses......        27,619          6,255         --       33,874
  Accrued bankruptcy
   professional fees....        19,657            --          --       19,657
  Reserve for costs of
   rightsizing
   program..............         7,301            --          --        7,301
  Current portion of
   self insurance
   reserves.............         5,030            --          --        5,030
  Current portion of
   long-term debt.......           --           1,541         --        1,541
  Current portion of
   capital lease
   obligations..........           --           5,534         --        5,534
                           -----------     ----------    --------    --------
   Total current
    liabilities.........       116,090         14,953         --      131,043
 Liabilities subject to
  settlement under
  reorganization
  proceedings...........     1,126,414     (1,126,414)        --          --
 Long-term debt.........           --         106,982         --      106,982
 Capital lease
  obligations...........           --          44,065         --       44,065
 Long-term self
  insurance reserves....         8,142            --          --        8,142
 Unfavorable lease
  liability--net........           --             --     $ 10,475      10,475
 Deferred rent..........        10,642            (37)    (10,605)        --
                           -----------     ----------    --------    --------
   Total liabilities....     1,261,288       (960,451)       (130)    300,707
                           -----------     ----------    --------    --------
Stockholders' equity
 (deficiency):
  Common stock..........         5,407         (5,285)        --          122
  Additional paid-in
   capital..............       487,477       (398,099)        --       89,378
  Retained earnings
   (deficit)............    (1,276,000)     1,267,957       8,043         --
                           -----------     ----------    --------    --------
   Total stockholders'
    equity
    (deficiency)........      (783,116)       864,573       8,043      89,500
                           -----------     ----------    --------    --------
   Total liabilities and
    stockholders' equity
    (deficiency)........   $   478,172     $  (95,878)   $  7,913    $390,207
                           ===========     ==========    ========    ========

                        PHAR-MOR, INC. AND SUBSIDIARIES

  The significant fresh-start reporting adjustments are summarized as follows:

  (1) Revaluation of fixed assets and leasehold interests based, in part, upon the estimated fair market values of properties and leases. This revaluation resulted in recording unfavorable lease liabilities for certain locations. See Notes 3 and 6.

  (2) Write-off of lease acquisition costs.

  (3) Valuation and recording of a deferred tax asset representing the estimated net realizable value of net operating loss carry forwards.

  (4) Adjustments to the fair market value of other noncurrent assets in excess of reorganization value in accordance with fresh-start reporting.

3. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    a. Fiscal Periods Presented--The accompanying consolidated balance sheets were prepared as of June 29, 1996, September 2, 1995 and July 1, 1995 (see Note 1). The accompanying consolidated statements of operations, changes in stockholders' equity and cash flows were prepared for the forty-three weeks ended June 29, 1996, the nine weeks ended September 2, 1995, the fifty-two weeks ended July 1, 1995 and the fifty-three weeks ended July 2, 1994.

    b. Business--Phar-Mor operates a chain of "deep discount" drugstores primarily located in the midwest and along the east coast of the continental United States in which it sells merchandise in various categories.

    c. Principles of Consolidation--The consolidated financial statements include the accounts of Phar-Mor, Inc., its wholly-owned subsidiaries and its majority-owned partnerships. All intercompany accounts and transactions have been eliminated.

    d. Cash and Cash Equivalents--Phar-Mor considers all short-term investments with an original maturity of three months or less to be cash equivalents.

    e. Merchandise Inventories--Merchandise inventories are valued at the lower of first-in, first-out ("FIFO") cost or market.

    f. Video Rental Tapes--Videotapes held for rental which are included in inventories, are recorded at cost and are amortized over their estimated economic life with no provision for salvage value. With respect to "hit" titles for which four or more copies per store are purchased, the fourth and any succeeding copies are amortized over nine months on a straight-line basis. All other video cassette purchases up to three copies per store are amortized over thirty-six months on a straight-line basis.

    g. Deferred Debt Expense--Deferred debt expense is included in other assets and is amortized on a straight-line basis over the term of the related debt.

    h. Goodwill--Goodwill is included in other assets and is amortized on a straight-line basis over 40 years.

                        PHAR-MOR, INC. AND SUBSIDIARIES

    i. Property and Equipment--Phar-Mor's policy is to record property and equipment (including leasehold improvements) at cost. Depreciation is recorded on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the estimated useful lives of the improvements or the lives of the leases, whichever is shorter.

       Because of the fraud and embezzlement referred to in Notes 1 and 6, which resulted in unreliable and insufficient evidential matter to support the acquisition cost of property and equipment, as of July 2, 1994, Phar-Mor revalued property and equipment based upon an independent appraisal. Consequently, Predecessor Phar-Mor property and equipment and related depreciation and amortization at and for periods subsequent to July 2, 1994 are based upon such assets valued at the lower of the appraised value or net book value at July 2, 1994 as adjusted for additions and disposals since that date (see Note 6).

       Property and equipment was revalued at September 2, 1995 in connection with the adoption of fresh-start reporting (see Note 2).

    j. Leased Property Under Capital Leases--Phar-Mor accounts for capital leases, which transfer substantially all of the benefits and risks incident to the ownership of property to Phar-Mor, as the acquisition of an asset and the incurrence of an obligation. Under this method of accounting the cost of the leased asset is amortized principally using the straight-line method over its estimated useful life, and the obligation, including interest thereon, is liquidated over the life of the lease.

    k. Operating Leases and Deferred Rent--Operating leases are accounted for on the straight-line method over the lease term. Deferred rent represents the difference between rents paid and the amounts expensed for operating leases.

    l. Unfavorable Lease Liability--The unfavorable lease liability was recorded as part of fresh-start reporting (see Note 2) and represents the excess of the present value of the liability related to lease commitments over the present value of market rate rents as of the date of the Reorganization for such locations. This liability will be amortized as a reduction of rent expense over the remaining lease terms.

    m. Reclassifications--Certain amounts in the financial statements have been reclassified for comparative purposes.

    n. Net Income (Loss) Per Common Share--Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding. Outstanding stock options and warrants do not have a dilutive effect on net income per share.

    o. Accounting Changes--In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long- Lived Assets to be Disposed Of," which establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. This statement requires adoption no later than fiscal years beginning after December 15, 1995. Phar-Mor has not yet completed its evaluation of the effect that implementation of this new standard will have on its results of operations and financial position.

       In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which requires adoption no later than fiscal years beginning after December 15, 1995. The new standard defines a fair value method of accounting for stock options and similar equity instruments.

                        PHAR-MOR, INC. AND SUBSIDIARIES

       Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period.

       Pursuant to the new standard, companies are encouraged, but not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," but would be required to disclose in a note to the financial statements pro forma net income and earnings per share as if the company had applied the new method of accounting.

       The accounting requirements of the new method are effective to all employee awards granted after the beginning of the fiscal year of adoption. Phar-Mor has not yet determined if it will elect to change to the fair value method, nor has it determined the effect the new standard will have on net income and earnings per share should it elect to make such a change. Adoption of the new standard will have no effect on Phar-Mor's cash flows.

    p. Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

4. ACCOUNTS RECEIVABLE

  Accounts receivable consists of the following:

                                                                                                                  PREDECESSOR
                                                                                             SUCCESSOR PHAR-MOR     PHAR-MOR
                                                                                            --------------------- ------------
                                                                                            JUNE 29, SEPTEMBER 2,    JULY 1,
                                                                                              1996       1995         1995
                                                                                            -------- ------------ ------------
   Accounts receivable--vendors............................................................ $15,583    $16,141      $22,530
   Receivable from inventory liquidation company...........................................     --         --        12,418
   Insurance claim receivable..............................................................     --       6,650          --
   Third-party prescriptions...............................................................   5,151      5,271        5,580
   Vendor coupons..........................................................................   1,719      1,605        1,543
   Income tax receivable...................................................................     175        193          193
   Other...................................................................................   2,397      2,464        6,338
                                                                                            -------    -------      -------
                                                                                             25,025     32,324       48,602
   Less allowance for doubtful accounts....................................................   4,191      4,622        4,917
                                                                                            -------    -------      -------
                                                                                            $20,834    $27,702      $43,685
   --------------------------------------------------
                                                                                            =======    =======      =======

                        PHAR-MOR, INC. AND SUBSIDIARIES

5. MERCHANDISE INVENTORIES

  Merchandise inventories consists of the following:

                                                                                                                   PREDECESSOR
                                                                                              SUCCESSOR PHAR-MOR    PHAR-MOR
                                                                                             --------------------- -----------
                                                                                             JUNE 29, SEPTEMBER 2,   JULY 1,
                                                                                               1996       1995        1995
                                                                                             -------- ------------ -----------
   Store inventories........................................................................ $140,522   $153,856    $140,560
   Warehouse inventories....................................................................   25,387     35,237      39,510
   Video rental tapes--net..................................................................    7,059      6,746       6,229
                                                                                             --------   --------    --------
                                                                                              172,968    195,839     186,299
   Less reserves for markdowns, shrinkage and vendor rebates................................   20,064     28,662      12,585
                                                                                             --------   --------    --------
                                                                                             $152,904   $167,177    $173,714
   --------------------------------------------------
                                                                                             ========   ========    ========

  The video rental tape inventory is net of accumulated amortization of $6,055, $0, and $13,405 at June 29, 1996, September 2, 1995 and July 1, 1995,
respectively.

6. PROPERTY AND EQUIPMENT

  Property and equipment consists of the following:

                                                                                                                    PREDECESSOR
                                                                                              SUCCESSOR PHAR-MOR     PHAR-MOR
                                                                                             ---------------------- -----------
                                                                                             JUNE 29,  SEPTEMBER 2,   JULY 1,
                                                                                               1996        1995        1995
                                                                                             --------  ------------ -----------
   Furniture, fixtures and equipment........................................................ $19,596     $15,215      $30,416
   Building improvements to leased property.................................................  17,954      11,626       16,748
   Land.....................................................................................     166         --           --
   Capital leases:
     Buildings..............................................................................  11,235      11,033       11,201
     Furniture, fixtures and equipment......................................................  27,383      27,304       40,880
                                                                                             -------     -------      -------
                                                                                              76,334      65,178       99,245
   Less accumulated depreciation and amortization...........................................  (9,014)        --       (15,344)
   Less allowance for disposal of property and equipment....................................    (770)        --       (10,079)
                                                                                             -------     -------      -------
   --------------------------------------------------                                        $66,550     $65,178      $73,822
                                                                                             =======     =======      =======

                        PHAR-MOR, INC. AND SUBSIDIARIES

  Due to the lack of reliable accounting records referred to in Note 1 and because the adverse business conditions which had been concealed by the fraud and embezzlement dictated an assessment as to whether the carrying amount of property and equipment had been overstated, an independent appraisal was undertaken in 1994. The appraisal included the physical inspection of property and equipment at the Company's corporate headquarters, warehouse and selected retail store locations. The appraised value of certain property and equipment was less than the net book value of the assets. Accordingly, the Company recorded a charge of $53,211 to write-down property and equipment as of July 2, 1994. The following is a reconciliation of the net book value of property and equipment and the effects of the write-down:

                                                   JULY 2, 1994
                                     ------------------------------------------
                                                                   LOWER OF
                                       HISTORICAL    WRITE-    APPRAISED OR NET
                                     NET BOOK VALUE   DOWN        BOOK VALUE
                                     -------------- ---------  ----------------
Furniture, fixtures and equipment..     $ 54,935    $ (31,150)     $ 23,785
Building improvements to leased
 property..........................       36,582      (22,061)       14,521
Capital Leases:
  Buildings........................       11,201          --         11,201
  Furniture, fixtures and equip-
   ment............................       40,850          --         40,850
                                        --------    ---------      --------
                                        $143,568    $ (53,211)     $ 90,357

  The historical net book value amounts are net of accumulated depreciation and amortization for each caption. Accumulated depreciation and amortization is $0 for each caption for the lower of appraised or net book value amounts.

  Also, as a result of the fraudulent reporting described in Note 1, the following types of errors extended to property and equipment:

(1) Journalization of fictitious income via systematic capitalization of non-existent additions to store property and equipment accounts.

(2) Repair and maintenance and short-term equipment rental items which were improperly capitalized.

(3) Landlord reimbursements received in prior years for leasehold improvements, which reimbursements were not credited as a reduction to the related asset account, and in some cases, could not be traced to the accounting records at all.

  Adjustments were made in the September 26, 1992 balance sheet for the above known errors. September 26, 1992 was the end of Phar-Mor's first fiscal quarter of fiscal year 1993, the date closest to the dates on which Phar-Mor conducted a physical inventory at its stores and distribution centers following the disclosure of the fraud and the earliest date a consolidated balance sheet could be prepared by new management.

  While it is not possible to say with certainty that it was a conscious part of the fraudulent reporting scheme, the conditions which prevented new management from reconstructing the property and equipment records were: 1) incomplete and unreconcilable detailed fixed asset registers or equivalent records (i.e., there was inadequate detail maintained regarding the composition of fixed assets below the general ledger account level); and 2) inadequate documentation to support the acquisition cost of those assets (e.g., lack of invoices, contracts or the like).

  Despite the expenditure of substantial resources to locate sufficient underlying documentation to reconstruct those records, Phar-Mor ultimately concluded that it was not possible to determine that the recorded amounts were reflective of the original acquisition cost.

                        PHAR-MOR, INC. AND SUBSIDIARIES

  Accordingly, any adjustment that might have been determined to be necessary to adjust to original acquisition cost if reliable records could have been reconstructed would be limited to: 1) the recorded cost of property and equipment; 2) accumulated depreciation thereon; and 3) the related periodic depreciation expense. Note that any adjustment to cost or accumulated depreciation as of September 26, 1992 would have affected those balance sheet line items and retained deficit, but would not have affected subsequent statements of operations beyond the impact on depreciation expense.
7. OTHER ASSETS

  Other assets consists of the following:

                                                                                                                   PREDECESSOR
                                                                                              SUCCESSOR PHAR-MOR    PHAR-MOR
                                                                                             --------------------- -----------
                                                                                             JUNE 29, SEPTEMBER 2,   JULY 1,
                                                                                               1996       1995        1995
                                                                                             -------- ------------ -----------
   Lease purchase costs.....................................................................  $  --      $  --       $  684
   Goodwill.................................................................................   1,757        --          --
   Deferred debt expense....................................................................     711        922       1,329
   Other....................................................................................   1,488        758       1,305
                                                                                              ------     ------      ------
                                                                                              $3,956     $1,680      $3,318
   --------------------------------------------------
                                                                                              ======     ======      ======

  The lease purchase cost reflected above is net of accumulated amortization of $340 at July 1, 1995. Lease purchase costs were eliminated at September 2, 1995 as a result of adopting fresh-start reporting (see Note 2).

  Deferred debt expense is net of accumulated amortization of $329 and $8,517 at June 29, 1996 and July 1, 1995, respectively. The deferred debt expense at June 29, 1996 and September 2, 1995 consists of debt origination costs associated with the new credit facility (see Note 8).

8. REVOLVING CREDIT FACILITIES

  SUCCESSOR PHAR-MOR

  On September 11, 1995, Phar-Mor entered into a Loan and Security Agreement (the "Facility") with BankAmerica Business Credit, Inc. ("BABC"), as agent, and other financial institutions (collectively, the "Lenders"), that established a credit facility in the maximum amount of $100,000.

  Borrowings under the Facility may be used for working capital needs and general corporate purposes. Up to $50,000 of the Facility at any time may be used for standby and documentary letters of credit. The Facility includes restrictions on, among other things, additional debt, capital expenditures, investments, restricted payments and other distributions, mergers and acquisitions, and contains covenants requiring Phar-Mor to meet a specified quarterly minimum EBITDA Coverage Ratio (the sum of earnings before interest, taxes, depreciation and amortization, as defined, divided by interest expense), calculated on a rolling four quarter basis, and a monthly minimum net worth test.

  Credit availability under the Facility at any time is the lesser of the Aggregate Availability (as defined in the Facility) or $100,000. Availability under the Facility, after subtracting amounts used for outstanding letters of credit, was $76,829 at June 29, 1996. The Facility establishes a first priority lien and security interest in the current assets of Phar-Mor, including, among other items, cash, accounts receivable and inventory.

  Advances made under the Facility bear interest at the BankAmerica reference rate plus 1/2% or London Interbank Offered Rate ("LIBOR") plus the applicable margin. The applicable margin ranges between 1.50% and 2.00% and is determined by a formula based on a ratio of (a) Phar-Mor's earnings before interest, taxes,

                        PHAR-MOR, INC. AND SUBSIDIARIES
depreciation and amortization to (b) interest. Under the terms of the Facility, Phar-Mor is required to pay a commitment fee of 0.28125% per annum on the unused portion of the facility, letter of credit fees and certain other fees.

  At the Effective Date there were no outstanding advances or issued letters of credit under the Facility. Subsequent to the Effective Date, letters of credit in the amount of $9,814 that were outstanding under the Debtor-in-Possession credit facilities were canceled and reissued under this Facility.

  There were no outstanding advances under the Facility at any time during the forty-three weeks ended June 29, 1996. At June 29, 1996 there were letters of credit in the amount of $5,384 outstanding under the Facility.

  The Facility expires on August 30, 1998.

  PREDECESSOR PHAR-MOR

  From October 22, 1992 to the Effective Date, Phar-Mor had Debtor-in-Possession revolving credit facilities. The maximum amount available under the facilities ranged from $150,000 to $50,000 during the pendency of the bankruptcy cases. Phar-Mor never borrowed under the facilities, utilizing the credit availability only for standby letters of credit of which the maximum amount outstanding during the pendency of the bankruptcy cases was $9,814.

9. LONG-TERM DEBT

  SUCCESSOR PHAR-MOR

  Pursuant to the Joint Plan, Phar-Mor and its lenders agreed to a restructuring of Phar-Mor's obligations. The resulting new debt obligations are summarized below. The difference between the preconfirmation debt obligations and the new debt obligations was included in the calculation of the "Extraordinary items--gain on debt discharge" (see Note 1).

  The composition of the new debt obligations included on the consolidated balance sheet as of June 29, 1996 and September 2, 1995 is as follows:

                                                           JUNE 29, SEPTEMBER 2,
                                                             1996       1995
                                                           -------- ------------
   New senior unsecured notes, interest rate of 11.72%,
    due September 2002...................................  $ 91,462   $ 91,462
   New equipment notes, interest rate of 7%, due in
    installments through October 2003....................     9,536      9,952
   New tax notes, interest rates at 5.89% to 8%, due
    through September 2001...............................     6,423      7,109
   Real estate mortgage notes and bonds payable at rates
    ranging from 3% to 9.98% and the prime rate plus 1%..     5,455        --
                                                           --------   --------
   Total debt............................................   112,876    108,523
   Less current portion..................................     2,903      1,541
                                                           --------   --------
   Total long-term debt..................................  $109,973   $106,982
                                                           ========   ========

  Holders of the prepetition senior notes and revolving credit facility received the new senior unsecured notes as part of their distribution under the Joint Plan.

  Phar-Mor must offer to purchase the new senior unsecured notes at a price equal to 101% of the principal amount upon the occurrence of a change in control. The new senior notes contain restrictions on, among other things, incurrence of debt, payment of dividends and repurchases of common stock.

                        PHAR-MOR, INC. AND SUBSIDIARIES

  Phar-Mor has mortgage notes and bonds payable collateralized by real estate with an aggregate net book value of $4,600 at June 29, 1996.

  Future maturities of long-term debt subsequent to June 29, 1996 are summarized as follows:

   1997................................................................ $  2,903
   1998................................................................    2,535
   1999................................................................    3,821
   2000................................................................    1,432
   2001................................................................    1,140
   Thereafter..........................................................  101,045
                                                                        --------
                                                                        $112,876
                                                                        ========

  PREDECESSOR PHAR-MOR LONG-TERM DEBT (see Note 1)

                                                                    JULY 1, 1995
                                                                    ------------
   Prepetition secured debt:
     Revolving credit loan.........................................   $206,728
     Senior notes..................................................     97,100
     Term loans....................................................     71,522
                                                                      --------
       Total prepetition secured debt..............................    375,350
                                                                      --------
   Prepetition unsecured debt:
     Senior subordinated notes.....................................     50,000
     Subordinated debt with related party..........................      3,695
                                                                      --------
       Total prepetition unsecured debt............................     53,695
                                                                      --------
                                                                      $429,045
                                                                      ========

  The descriptions of the financing arrangements that follow are based on the original contractual terms and maturities. However, as a result of the bankruptcy Phar-Mor was in default of substantially all of its prepetition financing agreements which caused the amounts due under the agreements to be accelerated. The amounts outstanding under all of the prepetition financing arrangements are included in liabilities subject to settlement under reorganization proceedings as of July 1, 1995 (see Note 1).

  Revolving Credit Loan--In March 1992, Phar-Mor entered into a revolving credit agreement (the "Credit Agreement") with a consortium of banks providing for borrowing up to $600,000 with interest at LIBOR, plus a margin as defined in the Credit Agreement, which varied with the fluctuation of the ratio of consolidated net income to interest expense. At July 1, 1995 the interest rate was LIBOR plus 1.75% (effective rate of 7.9375%).

  Under the Credit Agreement, the banks agreed to make revolving loans to, and to issue letters of credit for, Phar-Mor in an amount not exceeding at any time the lesser of the Borrowing Base (as defined in the Credit Agreement) or $600,000. The aggregate stated amount of letters of credit could not exceed at any time $7,500. The Credit Agreement was collateralized by substantially all merchandise inventories, accounts receivable and certain other assets.

  Senior Notes--In March 1992, Phar-Mor issued $155,000 senior secured notes (the "Senior Notes"). The Senior Notes bore interest, payable semi-annually on the fifteenth day of March and September, at the rate of 9.11% and together with borrowings under the Credit Agreement, were collateralized by merchandise inventories and accounts receivable on a pari passu basis. The senior note agreement provided for equal annual principal payments of $38,750 to commence in March 1998.

                        PHAR-MOR, INC. AND SUBSIDIARIES

  Term Loans--Phar-Mor had term loans with various financing institutions, which were collateralized by furniture, fixtures and equipment. Payments were due monthly, and included interest at rates ranging from 6.5% to 11.75% per annum.

  Senior Subordinated Notes--The loan agreement relating to the senior subordinated notes specified that interest only was payable on the notes, on a semi-annual basis, each March and September, at 12% per annum. The notes were unsecured, and principal payments were due in equal annual installments commencing September 30, 1993.

  Subordinated Debt with Related Party--In May 1990 Phar-Mor borrowed, on an unsecured basis, $8,867 from Giant Eagle, Inc. (a former shareholder of Phar-
Mor). The subordinated note agreement specified that principal payments of approximately $369 were payable over twenty-four months commencing June 1991, and the note bore interest at the prime rate plus 1% (see Note 11).

10. LEASES

  Phar-Mor leases its retail store properties, certain warehouse facilities and certain equipment under capital and operating leases. Generally, leases are net leases that require the payment of executory expenses such as real estate taxes, insurance, maintenance and other operating costs, in addition to minimum rentals. The initial terms of the leases range from three to twenty-five years and generally provide for renewal options.

  Minimum annual rentals for all capital and operating leases having initial noncancelable lease terms in excess of one year at June 29, 1996 are as follows:

                                                               CAPITAL OPERATING
                                                               LEASES   LEASES
                                                               ------- ---------
     1997..................................................... $ 9,211 $ 32,644
     1998.....................................................   9,221   32,751
     1999.....................................................   8,841   32,871
     2000.....................................................   8,265   33,110
     2001.....................................................   5,330   32,059
     Thereafter...............................................  19,044  145,953
                                                               ------- --------
   Total minimum lease payments...............................  59,912 $309,388
                                                                       ========
   Less amounts representing interest.........................  14,703
                                                               -------
   Present value of minimum lease payments....................  45,209
   Less current portion.......................................   6,019
                                                               -------
   Long-term capital lease obligations........................ $39,190
                                                               =======

  The operating leases on substantially all store properties, provide for additional rentals when sales exceed specified levels and contain escalation clauses. Rent expense for the forty-three weeks ended June 29, 1996, the nine weeks ended September 2, 1995, the fifty-two weeks ended July 1, 1995 and the fifty-three weeks ended July 2, 1994 was $26,278, $5,660, $44,385 and $58,645, respectively, including $103, $36, $253 and $302 of additional rentals.

                        PHAR-MOR, INC. AND SUBSIDIARIES

11. TRANSACTIONS WITH RELATED PARTIES

  SUCCESSOR PHAR-MOR

  FoxMeyer Health Corporation ("FoxMeyer"), an affiliate of Phar-Mor's largest supplier, owns 69.8% of Hamilton Morgan L.L.C. ("Hamilton Morgan") which beneficially owns approximately 39.4% of Phar-Mor's common stock. Robert Haft, Phar-Mor's Chairman of the Board of Directors and Chief Executive Officer, is President of Hamilton Morgan. The two Cochairmen of the Board of Directors of FoxMeyer are members of the Board of Directors of Phar-Mor. An affiliate of FoxMeyer supplies Phar-Mor's stores with pharmaceuticals and health and beauty care products under a long-term contract which expires on the later of August 17, 1997 or the date when Phar-Mor's purchases from FoxMeyer equal an aggregate net minimum of $1,400,000 of products. On June 29, 1996 and September 2, 1995, Phar-Mor had liabilities relating to these purchases of $7,751 and $9,164, respectively. This liability is included in related party accounts payable in the accompanying consolidated balance sheets. For the forty-three weeks ended June 29, 1996, Phar-Mor purchased $179,841 of product under the terms of the contract.

  PREDECESSOR PHAR-MOR

  As of August 17, 1992, Giant Eagle, Inc. was a 40% shareholder of Phar-Mor.

  Acquisition of Subsidiary--In November 1989, Phar-Mor and Giant Eagle, Inc. formed Tamco Distributor Company ("Tamco"), each owning 50% of the outstanding common stock. In March 1992, Phar-Mor purchased Tamco's outstanding shares owned by Giant Eagle, Inc. for $11,000, which was based on 50% of Tamco's net book value at the date of the transaction. Tamco was merged into Phar-Mor on the Effective Date of the Joint Plan.

  Subordinated Debt--In 1990, Tamco borrowed $8,867 from Giant Eagle, Inc.

  Operating Leases--Phar-Mor leased various property and equipment from related parties. Rental payments for the nine weeks ended September 2, 1995, the fifty-two weeks ended July 1, 1995 and the fifty-three weeks ended July 2, 1994 were $2,280, $15,558 and $17,300, respectively.

  Other--Phar-Mor has rejected certain store leases with a related landlord, PMI Associates (related through common ownership). The accompanying consolidated balance sheet at July 1, 1995 reflect costs of rejecting these leases of $13,450. Phar-Mor loaned funds to PMI Associates for the construction of store locations. The loan balance receivable at July 1, 1995 of $4,626 is netted in the above reserve.

  Phar-Mor had a receivable due from Giant Eagle, Inc. of $4,181 at July 1, 1995 relating principally to the sale of merchandise. The receivable relating to the sale of merchandise is included in due from related parties in the accompanying consolidated balance sheet.

  On or about August 16, 1994, Phar-Mor and its subsidiaries filed several complaints against Giant Eagle, Inc., and certain of its affiliates. Giant Eagle, Inc., in turn, filed three complaints against Phar-Mor. The complaints set forth various causes of action including, among others, requests for (i) declaratory judgment that certain agreements constitute secured loans rather than leases for purposes of Bankruptcy Code section 365, (ii) recovery of preferences, (iii) damages for breach of contract and (iv) recovery of a constructive fraudulent conveyance. All of the causes of action set forth in the complaints were the subject of a Settlement Agreement between Phar-Mor and its subsidiaries and Giant Eagle and certain of its affiliates. On August 29, 1995, the Bankruptcy Court approved the Settlement Agreement. Except for certain immaterial unresolved claims, the conditions to the effectiveness of the Settlement Agreement were satisfied as of November 3, 1995.

                        PHAR-MOR, INC. AND SUBSIDIARIES

  In addition to the foregoing, Phar-Mor purchased merchandise and services from various other related parties. During the nine weeks ended September 2, 1995, the fifty-two weeks ended July 1, 1995 and the fifty- three weeks ended July 2, 1994, the total amounts of these purchases were $51, $508 and $1,099, respectively. The liabilities relating to these transactions are as follows:

                                                                    JULY 1, 1995
                                                                    ------------
   Post-petition liabilities.......................................    $2,383
   Prepetition liabilities.........................................     3,699

  The post-petition liabilities are included in related party accrued expenses in the accompanying consolidated balance sheets. The prepetition liabilities are included in liabilities subject to settlement under reorganization proceedings in the accompanying consolidated balance sheets. The prepetition liabilities included $1,641 payable to a third-party which was guaranteed by Giant Eagle, Inc.

12. COMMON STOCK, WARRANTS AND OPTIONS

  SUCCESSOR PHAR-MOR

  COMMON STOCK

  A total of 12,156,250 common shares were issued and outstanding as of the Effective Date. Pursuant to the Joint Plan, 10,000,000 common shares were issued to prepetition creditors. Further, pursuant to the Joint Plan, 1,250,000 common shares were issued by Phar-Mor to Hamilton Morgan, 50,000 common shares were issued to Alvarez & Marsal, Inc., and 12,500 common shares were issued to certain members of existing management in exchange for cash consideration at $8.00 per share net of $1,000 in expenses incurred by Hamilton Morgan. Additionally, 843,750 shares were distributed to FoxMeyer as settlement for a prepetition reclamation claim.

  WARRANTS

  Pursuant to the Joint Plan, warrants to purchase an aggregate of 1,250,000 common shares were issued as of the Effective Date to certain prepetition unsecured creditors. Each warrant entitles the holder thereof to acquire one common share at a price of $13.50, subject to certain adjustments, as defined in the Joint Plan. The warrants are exercisable at any time until the close of business on September 10, 2002. As of June 29, 1996, no warrants have been exercised.

  STOCK OPTIONS

  Phar-Mor has an incentive stock option plan for officers and key employees. As of June 29, 1996, options for 6,050 common shares were reserved for future grant, and options for 906,950 shares were granted and are exercisable upon vesting. Under the terms of the option plan, all options have a seven-year term from date of grant. Generally, the options granted vest with respect to 20% of the underlying shares on the grant date, and will vest in additional increments of 20% of the underlying shares on each of the first four anniversaries of September 11, 1995. To the extent then vested, the options are generally exercisable within one year following the death or disability of the holder of the option, and within six months of any termination event, except where a termination is for cause, in which case the option will then terminate. To the extent then not vested, the options generally will terminate upon the holders death, disability or termination of employment. The employment agreements of certain executive officers provide for accelerated vesting of options upon specified termination events.

                        PHAR-MOR, INC. AND SUBSIDIARIES

  The firm of Alvarez & Marsal, Inc. were granted fully vested stock options for 416,667 shares of common stock on the Effective Date. The options are exercisable at $8.00 per share and expire seven years from date of grant.

  Phar-Mor has a stock option plan for directors. Each director was granted options for 5,000 common shares (aggregating 35,000 shares) on October 3, 1995 and will be granted options for 5,000 shares on October 1 in each of the next four years. The options vest immediately, expire five years after the grant date and are exercisable at an exercise price equal to the market price on the grant date. A maximum of 250,000 common shares may be granted under the stock option plan for directors.

  Each director may also elect to receive common stock, in lieu of all or portions of the director's annual retainer at a price equal to the market price as of October 1 of the year of the election.

  Options outstanding under the plans are as follows:

                                                          OPTIONS   OPTION PRICE
                                                        OUTSTANDING  PER SHARE
                                                        ----------- ------------
   Balance at September 2, 1995........................  1,225,917        $8.00
   Granted.............................................    248,800  $7.06-$8.00
   Forfeited...........................................   (116,100)       $8.00
   Exercised...........................................        --           --
                                                         ---------  -----------
   Balance at June 29, 1996............................  1,358,617  $7.06-$8.00
                                                         =========  ===========

  At June 29, 1996, 620,577 options were exercisable.

  PREDECESSOR PHAR-MOR

  All common stock in the Predecessor Phar-Mor was canceled under the Joint Plan and all warrants and stock options issued prior to the Effective Date were forfeited.

                        PHAR-MOR, INC. AND SUBSIDIARIES

13. INCOME TAXES

  Deferred taxes at June 29, 1996, September 2, 1995 and July 1, 1995, reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are recognized to the extent that realization of such benefits is more likely than not. Changes in tax rates or laws will result in adjustments to the recorded deferred tax assets or liabilities in the period that the change is enacted.

  The components of deferred tax assets and liabilities are as follows:

                                                                                                                   PREDECESSOR
                                                                                             SUCCESSOR PHAR-MOR     PHAR-MOR
                                                                                           ----------------------- -----------
                                                                                           JUNE 29,   SEPTEMBER 2,   JULY 1,
                                                                                             1996         1995        1995
                                                                                           ---------  ------------ -----------
   Deferred Tax Assets:
     Operating and restructuring reserves................................................. $  10,889   $  20,101    $  68,314
     Net operating losses.................................................................   113,634     326,050      330,583
     Deferred exclusivity income..........................................................       --          --        31,506
     Depreciation and amortization........................................................    18,831      32,881       37,425
     Lease escalation accruals............................................................     4,462       4,162        2,717
     Jobs tax credit......................................................................     4,432       4,432        4,432
     Other items..........................................................................     2,008       3,165        6,131
                                                                                           ---------   ---------    ---------
                                                                                             154,256     390,791      481,108
     Valuation allowance..................................................................  (144,326)   (376,791)    (480,713)
                                                                                           ---------   ---------    ---------
     Net deferred tax assets.............................................................. $   9,930   $  14,000    $     395
                                                                                           =========   =========    =========
   Deferred Tax Liabilities:
     Other items.......................................................................... $    (160)  $     --     $    (395)
                                                                                           ---------   ---------    ---------
     Total deferred tax liabilities....................................................... $    (160)  $     --     $    (395)
                                                                                           =========   =========    =========
   Composition of amounts in Consolidated Balance Sheet:
     Deferred tax assets--current......................................................... $     548   $   1,814    $      56
     Deferred tax liabilities--current....................................................      (160)        --          (237)
                                                                                           ---------   ---------    ---------
      Net deferred tax assets (liabilities)--current...................................... $     388   $   1,814    $    (181)
                                                                                           =========   =========    =========
     Deferred tax assets--noncurrent...................................................... $   9,382   $  12,186    $     339
     Deferred tax liabilities--noncurrent.................................................       --          --          (158)
                                                                                           ---------   ---------    ---------
      Net deferred tax assets (liabilities)--noncurrent................................... $   9,382   $  12,186    $     181
   --------------------------------------------------
                                                                                           =========   =========    =========

  Deferred tax assets, arising both from future deductible temporary differences and net operating losses ("NOLs"), have been reduced by a valuation allowance to an amount more likely than not to be realized through the future reversal of existing taxable temporary differences. Any future reversal of the valuation allowance existing at the Effective Date to increase the net deferred tax asset will be added to additional paid-in capital.

                        PHAR-MOR, INC. AND SUBSIDIARIES

  There is no current income tax provision. A reconciliation of the total tax provision with the amount computed by applying the statutory federal income tax rate to income (loss) before taxes is as follows:

                              FORTY-THREE        NINE         FIFTY-TWO   FIFTY-THREE
                              WEEKS ENDED     WEEKS ENDED    WEEKS ENDED  WEEKS ENDED
                             JUNE 29, 1996 SEPTEMBER 2, 1995 JULY 1, 1995 JULY 2, 1994
                             ------------- ----------------- ------------ ------------
   Statutory tax rate......      35.0%            35.0%         (35.0)%      (35.0)%
   State income taxes, net
    of federal benefit.....       5.1              --              --           --
   Nontaxable forgiveness
    of indebtedness........       --             (29.1)            --           --
   Depreciation............       --              (0.4)           (0.2)        20.5
   Restructuring reserves..       --              (5.3)            2.2         (1.9)
   Federal tax benefit of
    NOLs not recognized....       --               0.3            36.6         16.5
   Reversal of excess
    deferred taxes.........       --               --             (0.2)        (0.2)
   Other, net..............       5.8             (0.5)           (3.6)        (0.1)
                                 ----            -----          ------       ------
   Effective tax rate......      45.9%             0.0%          (0.2)%       (0.2)%
                                 ====            =====          ======       ======

  Phar-Mor has approximately $275,000 of tax basis NOLs available to offset future taxable income. The amount of such NOLs is net of restrictions enacted in the Internal Revenue Code of 1986, as amended, dealing specifically with stock ownership changes and debt cancellations that occurred in connection with Phar-Mor's emergence from bankruptcy. Additional restrictions imposed by Internal Revenue Code Section 382(I)(6), and the regulations thereunder, could further limit Phar-Mor's ability to use its NOLs to offset future income to an amount approximating $5,100 annually. These NOLs will begin to expire beginning in 2005.

  Phar-Mor also has $4,432 of federal targeted jobs tax credit carryovers, which will expire beginning in 2001.

  The Internal Revenue Service has completed its field examination of Phar-Mor's federal income tax returns for all years to and including June 1992.

14. EMPLOYEE BENEFIT PLANS

  DEFINED BENEFIT PLANS

  Phar-Mor provides pension benefits under noncontributory defined benefit pension plans to its union employees who have met the applicable age and service requirements specified in the plans.

  Benefits are earned on the basis of credited service and average compensation over a period of years. Vesting occurs after five years of service as specified under the plans. Phar-Mor makes contributions to the plans as necessary to satisfy the minimum funding requirement of ERISA.

  Phar-Mor provided pension benefits under noncontributory defined benefit pension plans to its nonunion employees who have met the applicable age and service requirements specified in the plans. During fiscal 1996 Phar-Mor's Board of Directors voted to freeze the benefits accruing under its defined benefit plan that covers nonunion personnel effective June 29, 1996 and to increase Phar-Mor's matching contribution to the defined contribution plan for those employees.

                        PHAR-MOR, INC. AND SUBSIDIARIES

  The following table sets forth the funded status of Phar-Mor's defined benefit pension plans and the amounts recognized in Phar-Mor's consolidated balance sheets:

                                                                                                                   PREDECESSOR
                                                                                              SUCCESSOR PHAR-MOR    PHAR-MOR
                                                                                             --------------------- -----------
                                                                                             JUNE 29, SEPTEMBER 2,   JULY 1,
                                                                                               1996       1995        1995
                                                                                             -------- ------------ -----------
   Actuarial present value of benefit obligations:
     Accumulated benefit obligation, including vested benefits
      of $9,145, $3,714 and $3,714..........................................................  $9,543     $5,177      $5,177
     Additional amounts related to future salary increases..................................     560      3,113       3,113
                                                                                              ------     ------      ------
     Projected benefit obligation...........................................................  10,103      8,290       8,290
   Plan assets, at fair value...............................................................   7,698      7,299       7,299
                                                                                              ------     ------      ------
   Projected benefit obligation in excess of plan assets....................................   2,405        991         991
   Unrecognized net gain....................................................................     312      1,278       1,209
   Unrecognized prior service costs.........................................................      (1)      (147)       (152)
   Unrecognized transition asset............................................................       6          6           6
                                                                                              ------     ------      ------
   Accrued pension costs....................................................................  $2,722     $2,128      $2,054
   --------------------------------------------------
                                                                                              ======     ======      ======

  The significant assumptions used in determining the pension obligations are:

                                                                   PREDECESSOR
                                              SUCCESSOR PHAR-MOR    PHAR-MOR
                                             --------------------- -----------
                                             JUNE 29, SEPTEMBER 2,   JULY 1,
                                               1996       1995        1995
                                             -------- ------------ -----------
   Discount rate............................   6.3%       8.0%         8.0%
   Expected long-term rate of return on
    assets..................................   8.5%       8.5%         8.5%
   Rate of increase in future compensation
    levels..................................   4.0%       4.0%         4.0%

  Assets of the plans consist primarily of investments in stock and bond pooled funds.

  The net pension expense consists of the following:

                                                                 SUCCESSOR
                                                                 PHAR-MOR               PREDECESSOR PHAR-MOR
                                                               ------------- -------------------------------------------
                                                                FORTY-THREE        NINE         FIFTY-TWO   FIFTY-THREE
                                                                WEEKS ENDED     WEEKS ENDED    WEEKS ENDED  WEEKS ENDED
                                                               JUNE 29, 1996 SEPTEMBER 2, 1995 JULY 1, 1995 JULY 2, 1994
                                                               ------------- ----------------- ------------ ------------
   Service costs..............................................    $   875          $179           $1,176       $1,479
   Interest cost on projected benefit obligation..............        698           104              636          674
   Actual net return on assets................................     (1,746)          (97)            (860)        (177)
   Net amortization (deferral)................................      1,186             2              259         (348)
   --------------------------------------------------             -------          ----           ------       ------
   Net pension expense........................................    $=1,013          $188           $1,211       $1,628

                        PHAR-MOR, INC. AND SUBSIDIARIES

  DEFINED CONTRIBUTION PLANS

  Phar-Mor has defined contribution employee savings plans covering employees who meet the eligibility requirements as described in the plans. Phar-Mor contributes to these plans an amount equal to 25% of an employee's contribution up to a maximum of 4% of the employee's compensation. Phar-Mor increased its contribution to the nonunion employee savings plan beginning in fiscal 1997 to 100% of the employees contribution up to 2% of the employees pay and 20% of the employees contribution in excess of 2% up to 4% of employees pay. Employee savings plan expense for the forty-three weeks ended June 29, 1996, the nine weeks ended September 2, 1995, the fifty-two weeks ended July 1, 1995 and the fifty-three weeks ended July 2, 1994 were $281, $65, $506 and $557, respectively.

  HEALTH AND WELFARE PLANS

  Phar-Mor also contributes to a multiemployer union sponsored health and welfare plan covering truck drivers and warehouse personnel. Total expenses for the forty-three weeks ended June 29, 1996, the nine weeks ended September 2, 1995, the fifty-two weeks ended July 1, 1995 and the fifty-three weeks ended July 2, 1994 were $896, $196, $1,558 and $2,377, respectively.

  Phar-Mor has no postretirement health and welfare or benefits programs.

15. PREDECESSOR PHAR-MOR INTEREST EXPENSE

  Interest expense for the Predecessor Phar-Mor, for which disclosure is required by SOP 90-7, consists of the following:

                                              PREDECESSOR PHAR-MOR
                                   -------------------------------------------
                                         NINE         FIFTY-TWO   FIFTY-THREE
                                      WEEKS ENDED    WEEKS ENDED  WEEKS ENDED
                                   SEPTEMBER 2, 1995 JULY 1, 1995 JULY 2, 1994
                                   ----------------- ------------ ------------
   Prepetition credit facility
    interest......................      $3,164         $16,377      $13,577
   Senior notes...................       1,695           9,417       10,935
   Adequate protection term loans
    and capitalized equipment
    leases........................         776           5,772        6,602
   Amortization of deferred debt
    expense.......................          44           1,580        2,223
   Loan commitment fees...........          10             160          538
   Other..........................         --               18            3
                                        ------         -------      -------
                                        $5,689         $33,324      $33,878
                                        ======         =======      =======

  Generally, as a result of the bankruptcy, the contractual terms of prepetition debt obligations are suspended. Only creditors who are secured by collateral, the value of which exceeds their prepetition claims, are entitled to accrue interest on those claims after a bankruptcy filing. Subsequent to the bankruptcy filing, Phar-Mor continued to accrue interest on the revolving credit loan and senior notes at the contractual rates. During October 1992, Phar-Mor entered into agreements with lenders to make adequate protection payments at rates less than those specified as interest in the respective agreements. The difference between these amounts is reflected in liabilities subject to settlement under reorganization proceedings. With respect to the remainder of the secured debt and capitalized lease obligations, Phar-Mor accrued only the adequate protection payments it anticipated would be required. The difference between the interest which would have accrued at the contractual rates and the adequate protection payments related to the remaining secured debt and capitalized lease obligations was $2,846, $14,521 and $15,449 for the nine weeks ended September 2, 1995, the fifty-two weeks ended July 1, 1995 and the fifty-three weeks ended July 2, 1994, respectively. Phar-Mor did not accrue or pay interest on the unsecured debt

                        PHAR-MOR, INC. AND SUBSIDIARIES
subsequent to the bankruptcy filing. The unaccrued interest on the unsecured debt was $1,051, $6,074 and $6,190 for the nine weeks ended September 2, 1995, the fifty-two weeks ended July 1, 1995 and the fifty-three weeks ended July 2, 1994, respectively.

16. REORGANIZATION ITEMS AND RELATED RESERVES

  Reorganization items consist of the following:

                                               PREDECESSOR PHAR-MOR
                                    -------------------------------------------
                                          NINE         FIFTY-TWO   FIFTY-THREE
                                       WEEKS ENDED    WEEKS ENDED  WEEKS ENDED
                                    SEPTEMBER 2, 1995 JULY 1, 1995 JULY 2, 1994
                                    ----------------- ------------ ------------
   Chapter 11 professional fees...       $ 9,373        $17,201      $17,638
   Amortization of prepetition
    exclusivity income............          (283)        (2,572)      (4,161)
   Interest income................        (2,171)       (10,174)      (6,256)
   Amortization of post-petition
    credit facility origination
    fees..........................            29            646        3,055
   Insurance claim recovery.......        (6,650)           --           --
   Gain on sale of assets held for
    sale..........................           --          (7,634)         --
   Costs of downsizing............        16,500         53,691       42,963
                                         -------        -------      -------
                                         $16,798        $51,158      $53,239
                                         =======        =======      =======

  COSTS OF DOWNSIZING

  In September 1992, Phar-Mor made a decision to downsize the chain, and in October 1992 commenced a store closing program. The program involved the closing of 143 of Phar-Mor's stores that management considered not viable. In conjunction with the program to downsize the chain, Phar-Mor also consolidated its distribution centers into one location in Youngstown, Ohio and reduced corporate overhead. Phar-Mor identified for closure an additional 25 stores in fiscal 1994 and 41 stores in fiscal 1995. In August 1995 management identified 50 stores which will be reduced in size (rightsized) and provided for the cost of rightsizing and provided a markdown reserve for the inventories which would be liquidated in the affected stores.

  The consolidated statements of operations reflect reorganization expenses related to the downsizings as follows:

                                               PREDECESSOR PHAR-MOR
                                    -------------------------------------------
                                          NINE         FIFTY-TWO   FIFTY-THREE
                                       WEEKS ENDED    WEEKS ENDED  WEEKS ENDED
                                    SEPTEMBER 2, 1995 JULY 1, 1995 JULY 2, 1994
                                    ----------------- ------------ ------------
   Downsizing reserve.............       $ 2,500        $25,786      $13,016
   Inventory markdown reserve.....        14,000            --           --
   Lease rejection reserve........           --          20,400       18,119
   Reserve for abandonment of
    property and equipment........           --          10,550       15,787
   Lease-purchase cost write-off..           --             860          --
   Adjustments to deferred rent
    liability.....................           --          (3,905)      (3,959)
                                         -------        -------      -------
                                         $16,500        $53,691      $42,963
                                         =======        =======      =======

                        PHAR-MOR, INC. AND SUBSIDIARIES

  The activity in the reserve for costs of downsizing program is as follows:

                                                                      SUCCESSOR
                                                                      PHAR-MOR               PREDECESSOR PHAR-MOR
                                                                    ------------- -------------------------------------------
                                                                     FORTY-THREE        NINE         FIFTY-TWO   FIFTY-THREE
                                                                     WEEKS ENDED     WEEKS ENDED    WEEKS ENDED  WEEKS ENDED
                                                                    JUNE 29, 1996 SEPTEMBER 2, 1995 JULY 1, 1995 JULY 2, 1994
                                                                    ------------- ----------------- ------------ ------------
   Balance, beginning of period....................................    $7,301          $6,564         $16,089      $20,631
   Additions to reserve............................................       --            2,500          25,786       13,016
   Losses from going-out-of-business ("GOB") sales.................    (1,772)         (1,690)        (34,502)     (12,431)
   Store rightsizing costs.........................................      (640)            --              --           --
   Corporate and distribution center costs.........................    (1,438)            (73)           (809)      (5,127)
                                                                       ------          ------         -------      -------
   Balance, end of period..........................................    $3,451          $7,301         $ 6,564      $16,089
   --------------------------------------------------
                                                                       ======          ======         =======      =======

  The remainder of the reserve for the costs of downsizing program at June 29, 1996 is considered by management to be a reasonable estimate of the costs to be incurred related to the downsizing program. To the extent additional stores or distribution centers are identified for closure at a later date or the estimates for write-downs or reserves for the current downsizing program require adjustment, such adjustments will be recognized in future periods.

17. FINANCIAL INSTRUMENTS

  Phar-Mor has financial instruments which include cash and cash equivalents and long-term debt. The carrying values of all instruments at June 29, 1996 approximated their fair market value.

  The fair values of the instruments were based upon quoted market prices of the same or similar instruments or on the rate available to Phar-Mor for instruments of the same maturities.

18. NONCASH INVESTING AND FINANCING ACTIVITIES

  On September 29, 1995 Phar-Mor and one of its subsidiaries purchased all of the partnership interests in the partnership that owns the building in which Phar-Mor's headquarters is located for $145. Also, the partnership has a 50% interest in another partnership which owns a commercial building. In conjunction with the acquisition, assets and liabilities were assumed as follows:

   Fair value of assets acquired:
     Accounts receivable..................................................    37
     Land, buildings and leasehold interests.............................. 4,735
     Goodwill and other assets............................................ 1,958
   Liabilities and minority interest assumed:
     Accounts payable.....................................................    25
     Accrued expenses.....................................................   205
     Mortgage notes and bonds payable..................................... 5,820
     Minority interest....................................................   535

                        PHAR-MOR, INC. AND SUBSIDIARIES

19. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                          (DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)
                             PREDECESSOR
                              PHAR-MOR                             SUCCESSOR PHAR-MOR
                          ----------------- -----------------------------------------------------------------
                                NINE               FOUR            THIRTEEN         THIRTEEN      THIRTEEN
                             WEEKS ENDED       WEEKS ENDED        WEEKS ENDED     WEEKS ENDED    WEEKS ENDED
FISCAL 1996               SEPTEMBER 2, 1995 SEPTEMBER 30, 1995 DECEMBER 30, 1995 MARCH 30, 1996 JUNE 29, 1996
-----------               ----------------- ------------------ ----------------- -------------- -------------
Sales...................     $  181,968         $   72,877        $  284,318       $  252,291    $  264,798
Gross profit............         33,663             13,261            51,415           42,952        39,712
Income (loss) before
 extraordinary item.....        (10,389)                88             3,578            1,544        (2,684)
Extraordinary item......        775,073                --                --               --            --
Net income (loss).......     $  764,684         $       88        $    3,578       $    1,544    $   (2,684)
Per Share:
Income (loss) before
 extraordinary item.....     $     (.19)        $      .01        $      .29       $      .13    $     (.22)
Extraordinary item......          14.33                --                --               --            --
Net income (loss).......     $    14.14         $      .01        $      .29       $      .13    $     (.22)
Weighted average number
 of shares outstanding..     54,066,463         12,156,250        12,156,250       12,156,658    12,157,046

                                    PREDECESSOR PHAR-MOR
                ------------------------------------------------------------
                   THIRTEEN         THIRTEEN        THIRTEEN      THIRTEEN
                  WEEKS ENDED      WEEKS ENDED     WEEKS ENDED  WEEKS ENDED
FISCAL 1995     OCTOBER 1, 1994 DECEMBER 31, 1994 APRIL 1, 1995 JULY 1, 1995
-----------     --------------- ----------------- ------------- ------------
Sales..........   $  363,224       $  405,616      $  346,691    $  297,130
Gross profit...       64,367           75,268          62,715        53,383
Net income
 (loss)........   $   (6,586)      $    6,530      $    1,809    $  (54,897)
Per Share:
Net income
 (loss)........   $     (.12)      $      .12      $      .03    $    (1.01)
Weighted
 average number
 of shares
 outstanding...   54,066,463       54,066,463      54,066,463    54,066,463

20. SUBSEQUENT EVENT

  Phar-Mor, Inc. entered into an Agreement and Plan of Reorganization (the "Proposed Transaction") dated September 7, 1996 (as amended and restated as of October 9, 1996) with ShopKo Stores, Inc. ("ShopKo"), a retailer specializing in prescription and vision benefit management and health decision support services, to combine the respective companies under Cabot Noble, Inc. ("Cabot Noble") a newly organized Delaware holding company. Under the terms of the Proposed Transaction, each issued and outstanding share of Phar-Mor's common stock will be exchanged for one share of Cabot Noble common stock. Each issued and outstanding share of ShopKo common stock will be exchanged for 2.4 shares of Cabot Noble common stock, subject to adjustment in the event the value of the exchange consideration falls outside a range between $17.25 and $18.00 (based on the average daily closing sale prices of Phar-Mor's common stock over a specified 30 day period).

  In connection with the Proposed Transaction, supervalu inc. ("supervalu"), which currently owns approximately 46% of the issued and outstanding shares of ShopKo common stock, has entered into an Amended and Restated Stock Purchase Agreement (the "Stock Purchase Agreement") with Cabot Noble whereby supervalu has agreed to sell to Cabot Noble 90% of the Cabot Noble shares it receives in the Proposed

                        PHAR-MOR, INC. AND SUBSIDIARIES

Transaction to Cabot Noble immediately after the Proposed Transaction is completed at $16.86 per share for the ShopKo common stock held by supervalu prior to the transaction. The Stock Purchase Agreement provides that supervalu will receive a combination of cash and a short-term note at closing.

  Consummation of the Reorganization is subject to certain conditions, including (a) receipt of financing of at least $75,000, (b) approval by shareholders of ShopKo and Phar-Mor, (c) receipt of necessary regulatory approvals, and (d) other conditions to closing customary in transactions of this type.

  An ownership change will occur upon the completion of the Proposed Transaction which may result in the reduction of available NOLs (see Note 13).

                        PHAR-MOR, INC. AND SUBSIDIARIES
                                                                    SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS

                            BALANCE AT CHARGED TO             BALANCE AT
                            BEGINNING  COSTS AND  DEDUCTIONS-   END OF
       DESCRIPTION          OF PERIOD   EXPENSE   CHARGE-OFFS   PERIOD
       -----------          ---------- ---------- ----------- ----------
ALLOWANCE FOR DOUBTFUL
 ACCOUNTS
  53 weeks ended July 2,
   1994...................   $21,891    $ 8,729    $(24,100)    $6,520
  52 weeks ended July 1,
   1995...................     6,520      6,584      (8,187)     4,917
  9 weeks ended September
   2, 1995................     4,917        350        (645)     4,622
  43 weeks ended June 29,
   1996...................     4,622      3,106      (3,537)     4,191
INVENTORY SHRINK RESERVE
  53 weeks ended July 2,
   1994...................   $   --     $28,915    $(24,189)    $4,726
  52 weeks ended July 1,
   1995...................     4,726     24,889     (24,120)     5,495
  9 weeks ended September
   2, 1995................     5,495      3,100        (836)     7,759
  43 weeks ended June 29,
   1996...................     7,759     16,385     (17,675)     6,469
INVENTORY MARKDOWN RESERVE
  53 weeks ended July 2,
   1994...................   $   --     $   --     $    --      $  --
  52 weeks ended July 1,
   1995...................       --         --          --         --
  9 weeks ended September
   2, 1995................       --      14,000         --      14,000
  43 weeks ended June 29,
   1996...................    14,000        --       (8,639)     5,361

--------------------------------------------------------------------------------
                                                                         ANNEX A


                      AGREEMENT AND PLAN OF REORGANIZATION

                                  BY AND AMONG

                                 PHAR-MOR, INC.

                              SHOPKO STORES, INC.

                                      AND

                               CABOT NOBLE, INC.

                         DATED AS OF SEPTEMBER 7, 1996


--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
ARTICLE I  THE REORGANIZATION..............................................  A-2
           1.1 EFFECTIVE DATE..............................................  A-2
           1.2 PHAR-MOR PLAN...............................................  A-2
           1.3 SHOPKO PLAN.................................................  A-2
           1.4 EXCHANGE PROVISIONS.........................................  A-3
           1.5 REGISTRATION OF SECURITIES..................................  A-5
           1.6 EXCHANGE OF PHAR-MOR STOCK CERTIFICATES NOT REQUIRED........  A-5
           1.7 BOARD OF DIRECTORS OF PARENT; COMMITTEES....................  A-5
           1.8 EXECUTIVE OFFICERS OF PARENT................................  A-6
           1.9 REGISTRATION OF PARENT COMMON SHARES........................  A-6
ARTICLE II REPRESENTATIONS AND WARRANTIES..................................  A-6
           2.1 REPRESENTATIONS AND WARRANTIES OF SHOPKO....................  A-6
               (a)  Organization; Standing and Power.......................  A-6
               (b)  Subsidiaries...........................................  A-6
               (c)  Capitalization.........................................  A-7
               (d)  Authority; Recommendation..............................  A-7
               (e)  Noncontravention.......................................  A-7
               (f)  Government Approval....................................  A-8
               (g)  Financial Statements...................................  A-8
               (h)  Undisclosed Liabilities................................  A-8
               (i)  Absence of Certain Changes or Events...................  A-8
               (j)  Compliance with Law....................................  A-9
               (k)  Brokers................................................  A-9
               (l)  Litigation.............................................  A-9
               (m)  Taxes and Tax Returns..................................  A-9
               (n)  Real Estate............................................  A-9
               (o)  Licenses, Permits and Authorizations................... A-10
               (p)  ERISA and Employee Matters............................. A-10
               (q)  Environmental Matters.................................. A-11
               (r)  Employees; Labor Relations............................. A-12
               (s)  Intellectual Property.................................. A-12
               (t)  Opinion of ShopKo Financial Adviser.................... A-13
               (u)  Registration Rights.................................... A-13
               (v)  Commission Documents................................... A-13
               (w)  Registration Statement................................. A-13
           2.2 REPRESENTATIONS AND WARRANTIES OF PHAR-MOR.................. A-13
               (a)  Organization; Standing and Power....................... A-13
               (b)  Subsidiaries........................................... A-13
               (c)  Capitalization......................................... A-14
               (d)  Authority; Recommendation.............................. A-14
               (e)  Noncontravention....................................... A-15
               (f)  Government Approval.................................... A-15
               (g)  Financial Statements................................... A-15
               (h)  Undisclosed Liabilities................................ A-15
               (i)  Absence of Certain Changes or Events................... A-16
               (j)  Compliance with Law.................................... A-16
               (k)  Brokers................................................ A-16
               (l)  Litigation............................................. A-16
               (m)  Taxes and Tax Returns.................................. A-16

                                                                           PAGE
                                                                           ----
                  (n)  Real Estate.................................................... A-16
                  (o)  Licenses, Permits and Authorizations........................... A-17
                  (p)  ERISA and Employee Matters..................................... A-17
                  (q)  Environmental Matters.......................................... A-18
                  (r)  Employees; Labor Relations..................................... A-18
                  (s)  Intellectual Property.......................................... A-19
                  (t)  Opinion of Phar-Mor Financial Adviser.......................... A-19
                  (u)  Registration Rights............................................ A-19
                  (v)  Commission Documents........................................... A-19
                  (w)  Registration Statement......................................... A-19
            2.3   REPRESENTATIONS AND WARRANTIES OF PARENT............................ A-20
                  (a)  Organization; Standing and Power............................... A-20
                  (b)  Capitalization................................................. A-20
                  (c)  Authority...................................................... A-20
                  (d)  Noncontravention............................................... A-20
                  (e)  Government Approval............................................ A-20
                  (f)  Solvency....................................................... A-21
                  (g)  Assets; Liabilities............................................ A-21
            2.4   KNOWLEDGE........................................................... A-21
ARTICLE III COVENANTS PENDING THE REORGANIZATION...................................... A-21
            3.1   CONDUCT OF BUSINESS BY SHOPKO PENDING THE REORGANIZATION............ A-21
            3.2   CONDUCT OF BUSINESS BY PHAR-MOR PENDING THE REORGANIZATION.......... A-22
            3.3   CONDUCT OF BUSINESS BY PARENT PENDING THE REORGANIZATION............ A-23
            3.4   CONSENTS............................................................ A-23
ARTICLE IV  ADDITIONAL AGREEMENTS..................................................... A-24
            4.1   PROXY STATEMENT; OTHER FILINGS...................................... A-24
            4.2   SHAREHOLDER APPROVALS............................................... A-24
            4.3   LEGAL REQUIREMENTS FOR REORGANIZATION............................... A-25
            4.4   LISTING APPLICATION................................................. A-25
            4.5   EMPLOYMENT AGREEMENTS............................................... A-25
            4.6   INVESTIGATIONS...................................................... A-25
            4.7   CONFIDENTIALITY..................................................... A-26
            4.8   NO SOLICITATION OF EMPLOYEES........................................ A-26
            4.9   BEST EFFORTS; ADDITIONAL AGREEMENTS AND PROVISIONS.................. A-26
            4.10  NO SOLICITATIONS.................................................... A-27
            4.11  AFFILIATES.......................................................... A-27
            4.12  PERIODIC REPORTS.................................................... A-27
            4.13  DIRECTORS' AND OFFICERS' INDEMNIFICATION............................ A-27
            4.15  EXPENSES............................................................ A-28
ARTICLE V   CONDITIONS PRECEDENT...................................................... A-28
            5.1   CONDITIONS TO THE OBLIGATIONS OF EACH PARTY TO EFFECT THE
                  REORGANIZATION...................................................... A-28
                  (a)  Approval of Holders of Phar-Mor Common Shares.................. A-28
                  (b)  Approval of Holders of ShopKo Common Shares.................... A-28
                  (c)  Registration Statement......................................... A-28
                  (d)  HSR Act........................................................ A-28
                  (e)  Injunction..................................................... A-28
                  (f)  Exchange Listing............................................... A-28
                  (g)  Credit Facilities.............................................. A-29
                  (h)  Dissenters' Rights............................................. A-29

                                                                        PAGE
                                                                        ----
          (i)  Parent Buy Back........................................  A-29
          (j)  Solvency Opinion.......................................  A-29
      5.2 ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF PHAR-MOR AND
          PARENT......................................................  A-29
          (a)  Agreements.............................................  A-29
          (b)  Representations and Warranties.........................  A-29
          (c)  Officer's Certificate..................................  A-29
          (d)  Lack of Adverse Change.................................  A-29
          (e)  Consents from Third Parties............................  A-29
          (f)  Tax Effect of the Reorganization.......................  A-29
          (g)  Letters from Accountants...............................  A-30
          (h)  ShopKo Exchange........................................  A-30
          (i)  Resignation of ShopKo Board............................  A-30
          (j)  Termination of Rights Agreement........................  A-30
      5.3 ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF SHOPKO..........  A-30
          (a)  Agreements.............................................  A-30
          (b)  Representations and Warranties.........................  A-30
          (c)  Officer's Certificate..................................  A-31
          (d)  Lack of Adverse Change.................................  A-31
          (e)  Consents from Third Parties............................  A-31
          (f)  Tax Effect of the Reorganization.......................  A-31
          (g)  Letters from Accountants...............................  A-31
          (h)  Phar-Mor Exchange......................................  A-31
ARTICLE VITERMINATION, AMENDMENT AND WAIVER...........................  A-31
      6.1  TERMINATION................................................  A-31
      6.2  EFFECT OF TERMINATION......................................  A-33
      6.3  AMENDMENT..................................................  A-34
      6.4  WAIVER.....................................................  A-34
ARTICLE VIIGENERAL PROVISIONS.........................................  A-35
      7.1  NO SURVIVAL OF REPRESENTATIONS AND WARRANTIES..............  A-35
      7.2  NOTICES....................................................  A-35
      7.3  ENTIRE AGREEMENT...........................................  A-35
      7.4  GOVERNING LAW..............................................  A-36
      7.5  VALIDITY...................................................  A-36
      7.6  ASSIGNMENT.................................................  A-36
      7.7  NO THIRD PARTY BENEFICIARIES...............................  A-36
      7.8  SEVERABILITY...............................................  A-36
      7.9  INCORPORATION OF EXHIBITS AND SCHEDULES....................  A-36
      7.10 INTERPRETATION.............................................  A-36
      7.11 COUNTERPARTS...............................................  A-36

                     LIST OF ANNEXES, EXHIBITS & SCHEDULES

Annex A          Calculation of Exchange Ratio
Exhibit A        Voting Agreement
Exhibit B        Form of Revised Certificate of Incorporation of Cabot Noble
Exhibit C        Certificate of Incorporation of Cabot Noble, Inc.
Exhibit D        By-Laws of Cabot Noble, Inc.
Exhibit E        Form Employment Agreement of Kramer
Exhibit F        Form Employment Agreement of Podany
Exhibit G        Form Employment Agreement of Jones
Exhibit H        Stock Purchase Agreement
Schedule 1.2     Phar-Mor Options and Warrants
Schedule 1.3     ShopKo Options and Warrants
Schedule 1.8     Executive Officers of Cabot Noble
Schedule 2.1(b)  ShopKo Subsidiaries
Schedule 2.1(c)  ShopKo Capitalization
Schedule 2.1(e)  ShopKo Exceptions to Noncontravention
Schedule 2.1(h)  ShopKo Liabilities
Schedule 2.1(i)  ShopKo Changes and Events
Schedule 2.1(l)  ShopKo Litigation
Schedule 2.1(m)  ShopKo Taxes and Tax Returns
Schedule 2.1(n)  ShopKo Real Estate Matters
Schedule 2.1(p)  ShopKo ERISA Matters
Schedule 2.1(q)  ShopKo Environmental Matters
Schedule 2.1(r)  ShopKo Employee Matters
Schedule 2.1(s)  ShopKo Intellectual Property
Schedule 2.1(u)  ShopKo Registration Rights
Schedule 2.2(b)  Phar-Mor Subsidiaries
Schedule 2.2(c)  Phar-Mor Capitalization
Schedule 2.2(e)  Phar-Mor Exceptions to Noncontravention
Schedule 2.2(g)  Phar-Mor Press Release dated August 22, 1996
Schedule 2.2(h)  Phar-Mor Liabilities
Schedule 2.2(i)  Phar-Mor Changes and Events
Schedule 2.2(l)  Phar-Mor Litigation
Schedule 2.2(m)  Phar-Mor Taxes and Tax Returns
Schedule 2.2(n)  Phar-Mor Real Estate Matters
Schedule 2.2(p)  Phar-Mor ERISA Matters
Schedule 2.2(q)  Phar-Mor Environmental Matters
Schedule 2.2(r)  Phar-Mor Employee Matters
Schedule 2.2(s)  Phar-Mor Intellectual Property
Schedule 2.2(u)  Phar-Mor Registration Rights
Schedule 2.3(b)  Cabot Noble Capitalization
Schedule 3.1     ShopKo Actions Pending Closing
Schedule 3.2     Phar-Mor Actions Pending Closing
Schedule 5.2     Consents From Third Parties
Schedule 5.3     Consents From Third Parties

                                 DEFINED TERMS

  The following terms are defined at the page number below indicated:

                                                                            PAGE
                                                                            ----
Affiliates................................................................. A-27
Agreement..................................................................  A-1
Average Closing Price......................................................  A-3
Business Combination....................................................... A-32
Certificates...............................................................  A-3
Claims..................................................................... A-11
Closing....................................................................  A-2
Code.......................................................................  A-2
Commission.................................................................  A-5
Common Shares Trust........................................................  A-4
Delaware Law...............................................................  A-8
Effective Date.............................................................  A-2
Environmental Claims....................................................... A-11
Environmental Law.......................................................... A-11
ERISA...................................................................... A-10
Excess Shares..............................................................  A-4
Exchange Agent.............................................................  A-3
Exchange Ratio.............................................................  A-3
Exchanged Shares...........................................................  A-3
Hamilton Morgan............................................................  A-1
Hazardous Material......................................................... A-12
HSR Act....................................................................  A-8
Independent Directors......................................................  A-5
Liabilities................................................................  A-8
Lien.......................................................................  A-8
Minnesota Law..............................................................  A-1
NYSE....................................................................... A-25
Other Filings.............................................................. A-24
Parent.....................................................................  A-1
Parent Board...............................................................  A-1
Parent Buy Back............................................................ A-29
Parent Buy Back Financing.................................................. A-29
Parent Common Shares.......................................................  A-1
Parent Material Adverse Effect............................................. A-20
Parent Option..............................................................  A-2
Parent Warrant.............................................................  A-2
Pennsylvania Law...........................................................  A-1
Person.....................................................................  A-7
Phar-Mor...................................................................  A-1
Phar-Mor Benefit Plans..................................................... A-17
Phar-Mor Board.............................................................  A-1
Phar-Mor Common Shares.....................................................  A-1
Phar-Mor Exchange..........................................................  A-1
Phar-Mor Fairness Opinion..................................................  A-1
Phar-Mor Financial Adviser.................................................  A-1
Phar-Mor Group............................................................. A-17
Phar-Mor Intellectual Property............................................. A-19
Phar-Mor Material Adverse Effect........................................... A-13

                                                                            PAGE
                                                                            ----
Phar-Mor Option............................................................  A-2
Phar-Mor Pension Plans..................................................... A-17
Phar-Mor Plan..............................................................  A-1
Phar-Mor SEC Reports....................................................... A-15
Phar-Mor Shareholders' Approval............................................ A-24
Phar-Mor Special Meeting................................................... A-24
Phar-Mor Subsidiary........................................................ A-13
Phar-Mor Triggering Event.................................................. A-34
Phar-Mor Warrant...........................................................  A-2
Pricing Period.............................................................  A-3
Principal Trading Market...................................................  A-4
Proxy Statement............................................................ A-24
Registration Statement.....................................................  A-6
Release.................................................................... A-12
Reorganization.............................................................  A-1
Respective Representatives................................................. A-25
Section 13(d)(3)........................................................... A-34
Securities Act.............................................................  A-5
ShopKo.....................................................................  A-1
ShopKo Benefit Plans....................................................... A-10
ShopKo Board...............................................................  A-1
ShopKo Common Shares.......................................................  A-1
ShopKo Dissenting Shares...................................................  A-3
ShopKo Exchange............................................................  A-1
ShopKo Fairness Opinion....................................................  A-1
ShopKo Financial Adviser...................................................  A-1
ShopKo Group............................................................... A-10
ShopKo Intellectual Property............................................... A-12
ShopKo Material Adverse Effect.............................................  A-6
ShopKo Option..............................................................  A-3
ShopKo Pension Plans....................................................... A-10
ShopKo Plan................................................................  A-1
ShopKo SEC Reports.........................................................  A-8
ShopKo Shareholders' Approval.............................................. A-24
ShopKo Special Meeting..................................................... A-24
ShopKo Subsidiary..........................................................  A-6
ShopKo Triggering Event.................................................... A-34
Stock Purchase Agreement................................................... A-29
Subsidiary.................................................................  A-6
Supermarket................................................................  A-1
Supervalu..................................................................  A-1
Takeover Proposal.......................................................... A-27
Voting Agreement...........................................................  A-1

                     AGREEMENT AND PLAN OF REORGANIZATION

  Agreement and Plan of Reorganization (this "Agreement"), dated as of September 7, 1996, by and among Phar-Mor, Inc., a Pennsylvania corporation ("Phar-Mor"), ShopKo Stores, Inc., a Minnesota corporation ("ShopKo"), and Cabot Noble, Inc., a Delaware corporation ("Parent").

  Whereas, the parties hereto desire to consummate a business combination pursuant to which Phar-Mor and ShopKo will form a new holding company to be engaged primarily in the business of providing general merchandise and health service through retail stores;

  Whereas, in accordance with Section 1931 of the Pennsylvania Business Corporation Law ("Pennsylvania Law") the Board of Directors of Phar-Mor (the "Phar-Mor Board") has adopted a resolution proposing, approving and adopting a plan of exchange (the "Phar-Mor Plan") pursuant to which outstanding shares of Phar-Mor Common Stock, par value $.01 per share ("Phar-Mor Common Shares"), will be exchanged for and converted solely into shares of Parent Common Stock, par value $.01 per share ("Parent Common Shares"), with the result that Parent becomes the owner of all outstanding Phar-Mor Common Shares (the "Phar-Mor Exchange");

  Whereas, in accordance with Section 302A.613 of the Minnesota Business Corporation Act ("Minnesota Law") the Board of Directors of ShopKo (the "ShopKo Board") has approved a resolution containing a plan of exchange (the "ShopKo Plan") in which outstanding shares of ShopKo Common Stock, par value $.01 per share ("ShopKo Common Shares"), will be exchanged solely for Parent Common Shares (and cash in lieu of fractional ShopKo Common Shares), with the result that Parent becomes the owner of all outstanding ShopKo Common Shares (the "ShopKo Exchange" and, together with the Phar-Mor Exchange, the "Reorganization");

  Whereas, Phar-Mor owns all of the issued and outstanding shares of Parent, and the Board of Directors of Parent (the "Parent Board") and Phar-Mor, as the sole stockholder of Parent, have adopted resolutions adopting and approving the Phar-Mor Plan and the ShopKo Plan, and authorizing the issuance of Parent Common Shares upon conversion and exchange of Phar-Mor Common Shares and ShopKo Common Shares pursuant to such Plans;

  Whereas, the consummation of the Phar-Mor Exchange and the consummation of the ShopKo Exchange shall be effective simultaneously, or neither shall be consummated;

  Whereas, as a condition precedent to the execution of this Agreement, Parent, SUPERVALU INC., a Delaware corporation ("Supervalu"), Supermarket Operators of America, Inc., a Delaware corporation and wholly owned subsidiary of Supervalu ("Supermarket"), and certain members of Hamilton Morgan, L.L.C., a Delaware limited liability company ("Hamilton Morgan"), have entered into that certain Voting Agreement dated as of the date of this Agreement, a copy of which is attached hereto as Exhibit A (the "Voting Agreement").

  Whereas, the ShopKo Board has engaged Salomon Brothers Inc (the "ShopKo Financial Adviser") to provide an opinion as to the fairness of the ShopKo Exchange to ShopKo's public shareholders from a financial point of view (the "ShopKo Fairness Opinion");

  Whereas, the ShopKo Board has approved this Agreement and the ShopKo Exchange and has resolved to recommend that the holders of ShopKo Common Shares adopt the ShopKo Plan;

  Whereas, the Phar-Mor Board has engaged Jefferies & Company, Inc. (the "Phar-Mor Financial Adviser") to provide an opinion as to the fairness of the Phar-Mor Exchange to Phar-Mor's shareholders from a financial point of view (the "Phar-Mor Fairness Opinion");

  Whereas, the Phar-Mor Board has approved this Agreement and the Phar-Mor Exchange and has resolved to recommend that the holders of Phar-Mor Common Shares adopt the Phar-Mor Plan; and

  Whereas, for federal income tax purposes, it is intended that the exchange of Phar-Mor Common Shares and ShopKo Common Shares for Parent Common Shares pursuant to the Phar-Mor Plan and the ShopKo Plan will qualify as transfers to a controlled corporation described in Section 351 of the Internal Revenue Code of 1986, as amended (the "Code").

  Now, Therefore, in consideration of the premises and the representations, warranties and agreements herein contained, the parties hereby agree as follows:

                                   ARTICLE I

                              The Reorganization

  1.1 EFFECTIVE DATE. The articles of exchange for the ShopKo Exchange to be filed with the Minnesota secretary of state pursuant to Subdivision 2 of
Section 302A.615 of the Minnesota Law, and the articles of exchange for the Phar-Mor Exchange to be filed in the Pennsylvania department of state pursuant to Section 1931(e) of the Pennsylvania Law, shall each specify the same date as the date after such filings on which each such Exchange shall become effective (the "Effective Date"). Prior to the filing of such articles of exchange, a closing (the "Closing") will be held at the offices of Swidler & Berlin, Chartered, located at 3000 K Street, N.W., Washington, D.C. (or such other place as the parties may agree) as soon as practicable following the approval and adoption of the Phar-Mor Plan and the ShopKo Plan by the shareholders of Phar-Mor and ShopKo, respectively, as provided herein, and the satisfaction or waiver of the other conditions set forth in Section 5.

  1.2 PHAR-MOR PLAN. The terms and conditions of the Phar-Mor Exchange, and the manner and basis of converting Phar-Mor Common Shares into Parent Common Shares, are as follows:

    (a) Upon satisfaction of the conditions and performance of the obligations of the parties set forth in this Agreement to be satisfied and performed on or prior to the Effective Date, at 5:00 p.m. New York City time on the Effective Date (i) each Phar-Mor Common Share owned by Phar-Mor, ShopKo and any of their subsidiaries shall be cancelled and cease to exist; and (ii) each Phar-Mor Common Share (other than Phar-Mor Common Shares cancelled pursuant to Section 1.2(a)(i)) shall be exchanged for one fully paid and nonassessable Parent Common Share.

    (b) Each holder of a certificate representing Phar-Mor Common Shares exchanged for Parent Common Shares pursuant to Section 1.2(a)(ii) hereof shall thereafter be entitled only to the Parent Common Shares for which such Phar-Mor Common Shares have been exchanged.

    (c) After the exchange of Phar-Mor Common Shares for Parent Common Shares pursuant to Section 1.2(a)(ii), Parent shall be the holder of all issued and outstanding Phar-Mor Common Shares.

    (d) Each option to purchase Phar-Mor Common Shares listed in Schedule 1.2 (a "Phar-Mor Option") and each warrant to purchase Phar-Mor Common Shares listed in Schedule 1.2 (a "Phar-Mor Warrant"), in each case outstanding on the Effective Date, shall become (by conversion, exchange, assumption, substitution, and/or otherwise as determined by mutual agreement of ShopKo and Phar-Mor) an option (a "Parent Option") or warrant (a "Parent Warrant"), as the case may be, to purchase the same number of Parent Common Shares. Each such Parent Option and Parent Warrant shall be exercisable at the same aggregate exercise price after the Reorganization as the corresponding Phar-Mor Option or Phar-Mor Warrant was before the Reorganization and shall have the same exercise period and other terms and conditions as the corresponding Phar-Mor Option or Phar-Mor Warrant. Notwithstanding the foregoing, no Parent Option or Parent Warrant to purchase fractional Parent Common Shares shall be issued in connection with the Reorganization, unless otherwise provided in writing.

  1.3 SHOPKO PLAN.

  (a) The names of the corporations participating in the ShopKo Exchange are ShopKo, Inc., a Minnesota corporation, and Cabot Noble, Inc., a Delaware corporation.

  (b) The name of the acquiring corporation is Cabot Noble, Inc., a Delaware corporation.

  (c) The terms and conditions of the ShopKo Exchange and the manner and terms of exchanging ShopKo Common Shares for Parent Common Shares are as follows: upon satisfaction of the conditions and performance of the obligations of the parties set forth in this Agreement to be satisfied and performed on or prior to the Effective Date, at 5:00 p.m. New York City time on the Effective Date:

    (i) each ShopKo Common Share owned by ShopKo, Phar-Mor and any of their subsidiaries shall be cancelled and cease to exist; and

    (ii) each ShopKo Common Share (other than ShopKo Common Shares cancelled pursuant to Section 1.3(c)(i) and ShopKo Dissenting Shares (as defined in
  Section 1.3(e)) shall be deemed to be exchanged for 2.4 (the "Exchange Ratio") fully paid and nonassessable Parent Common Shares, and the Exchange Ratio shall be adjusted as follows (and as described in the examples set forth on Annex A hereto): (A) if the average per share closing price of Phar-Mor Common Shares on the Nasdaq Stock Market for all of the trading days in the thirty calendar day period ending with the sixth trading day prior to the date of the ShopKo Special Meeting as originally scheduled in the Proxy Statement (the "Pricing Period") as reported for Nasdaq National Market Issues in The Wall Street Journal (the "Average Closing Price"), multiplied by 2.4 exceeds $18.00, the Exchange Ratio shall be reduced to the quotient (taken to the third decimal place) obtained by dividing $18.00 by the Average Closing Price; and (B) if the Average Closing Price multiplied by 2.4 is less than $17.25, the Exchange Ratio shall be increased to the quotient (taken to the third decimal place) obtained by dividing $17.25 by the Average Closing Price.

  (d) Each holder of ShopKo Common Shares exchanged for Parent Common Shares pursuant to Section 1.3(c)(ii) shall be entitled only to the Parent Common Shares for which such ShopKo Common Shares have been exchanged and cash in lieu of fractional shares in an amount (without commissions, interest or other fees of any nature) equal to the Average Closing Price multiplied by such fraction, multiplied by the Exchange Ratio.

  (e) Each holder of ShopKo Common Shares who asserts dissenter's rights in full compliance with the requirements of Sections 302A.471 and 302A.473 of the Minnesota Law with respect to such shares ("ShopKo Dissenting Shares") shall have only the right to obtain payment in cash for such ShopKo Dissenting Shares in accordance with Sections 302A.471 and 302A.473 of the Minnesota Law.

  (f) After the exchange of ShopKo Common Shares for Parent Common Shares pursuant to Section 1.3(c)(ii), Parent shall be the holder of all issued and outstanding ShopKo Common Shares.

  (g) Each option to purchase ShopKo Common Shares listed in Schedule 1.3 (a "ShopKo Option") outstanding on the Effective Date shall become (by conversion, exchange, assumption, substitution, and/or otherwise as determined by mutual agreement of Phar-Mor and ShopKo) a Parent Option to purchase that number of Parent Common Shares determined by multiplying the number of ShopKo Common Shares issuable upon exercise of such ShopKo Option by the Exchange Ratio. Each such Parent Option shall be exercisable at the same aggregate exercise price after the Reorganization as the corresponding ShopKo Option was before the Reorganization and shall have the same exercise period and other terms and conditions as the corresponding ShopKo Option. Notwithstanding the foregoing, no Parent Options to purchase fractional Parent Common Shares shall be issued in connection with the Reorganization.

  1.4 EXCHANGE PROVISIONS.

  (a) As soon as practicable after the Effective Date, Parent shall deposit with a bank, trust company or other agent selected by ShopKo and Phar-Mor (the "Exchange Agent") certificates representing Parent Common Shares required to effect the exchange of ShopKo Common Shares for Parent Common Shares.

  (b) As soon as practicable after the Effective Date, the Exchange Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Date represented issued and outstanding ShopKo Common Shares ("Certificates") that were exchanged (the "Exchanged Shares") for Parent Common

Shares pursuant to the ShopKo Exchange, (i) a letter of transmittal, and (ii) instructions for use in effecting the exchange of Certificates for certificates representing Parent Common Shares. Upon delivery of a Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as the Exchange Agent shall require, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole Parent Common Shares and the amount of cash in lieu of fractional Share interests which such holder has the right to receive pursuant to this Section 1.4. Until delivered as contemplated by this Section 1.4, each Certificate shall be deemed at any time after the Effective Date to represent only the right to receive upon such delivery the certificate representing Parent Common Shares and cash in lieu of any fractional Parent Common Shares as contemplated by this Section 1.4.

  (c) No dividends or other distributions declared or made after the Effective Date with respect to Parent Common Shares with a record date after the Effective Date shall be paid to the holder of any undelivered Certificate with respect to the Parent Common Shares represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to this
Section 1.4, until the holder of record of such Certificate shall have delivered such Certificate as contemplated in this Section 1.4. Subject to the effect of unclaimed property, escheat and other applicable laws, following delivery of any such Certificate there shall be paid to or upon order of the record holder of the certificates representing whole Parent Common Shares issued in exchange therefor, without interest, (i) at the time of such delivery, the amount of any cash payable in lieu of a fractional Parent Common Share to which such holder is entitled pursuant to this Section 1.4 and the amount of any dividends or other distributions with a record date after the Effective Date theretofore paid with respect to such whole Parent Common Shares and (ii) at the appropriate payment date, the amount of any dividends or other distributions with a record date after the Effective Date but prior to delivery and a payment date subsequent to delivery payable with respect to such whole Parent Common Shares, as the case may be.

  (d) No certificates or scrip representing fractional Parent Common Shares shall be issued upon the delivery for exchange of Certificates, and such fractional Share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Parent.

  (e) As promptly as practicable following the Effective Date, the Exchange Agent shall determine the excess of (x) the number of full shares of Parent Common Shares delivered to the Exchange Agent by Parent pursuant to this
Section 1.4 over (y) the aggregate number of full Parent Common Shares to be distributed to holders of ShopKo Common Shares pursuant to Section 1.3(c)(ii) (such excess being herein called the "Excess Shares"). As soon after the Effective Date as practicable, the Exchange Agent, as agent for the holders of ShopKo Common Shares shall sell the Excess Shares at then prevailing prices on the principal securities market on which the Parent Common Shares are then trading (the "Principal Trading Market"), all in the manner provided in this
Section 1.4.

  (f) The sale of the Excess Shares by the Exchange Agent shall be executed on the Principal Trading Market through one or more member firms of the Principal Trading Market and shall be executed in round lots to the extent practicable. Until the net proceeds of such sale or sales have been distributed to the holders of ShopKo Common Shares, the Exchange Agent shall hold such proceeds in trust for the holders of ShopKo Common Shares ("Common Shares Trust"). Parent shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation, of the Exchange Agent incurred in connection with such sale of the Excess Shares. The Exchange Agent shall determine the portion of the net proceeds comprising the Common Shares Trust to which each holder of ShopKo Common Shares shall be entitled, if any, by multiplying the amount of the aggregate net proceeds comprising the Common Shares Trust by a fraction the numerator of which is the amount of the fractional share interest to which such holder of ShopKo Common Shares is entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of ShopKo Common Shares are entitled.

  (g) As soon as practicable after the sale of Excess Shares pursuant to
Section 1.4(f) and the determination of the amount of cash, if any, to be paid to holders of ShopKo Common Shares in lieu of any fractional Share interests, the Exchange Agent shall distribute such amounts to holders of ShopKo Common Shares who have theretofore delivered Certificates for ShopKo Common Shares for exchange pursuant to this Section 1.4.

  (h) From and after the Effective Date, the stock transfer books with respect to ShopKo Common Shares issued and outstanding prior to the Effective Date shall be closed and no transfer of any such Shares shall thereafter be made. If, after the Effective Date, Certificates are presented to Parent, they shall be cancelled and exchanged for certificates representing the appropriate number of whole Parent Common Shares and cash in lieu of fractional Parent Common Shares as provided in this Section 1.4.

  (i) Any certificates representing Parent Common Shares deposited with the Exchange Agent pursuant to this Section 1.4 and not exchanged within one year after the Effective Date pursuant to this Section 1.4 shall be returned by the Exchange Agent to Parent, which shall thereafter act as Exchange Agent. All funds held by the Exchange Agent for payment to the holders of undelivered Certificates and unclaimed at the end of one year from the Effective Date shall be remitted to Parent, after which time any holder of undelivered Certificates shall look as a general creditor only to Parent for payment of such funds to which such holder may be due, subject to applicable law. The Parent shall not be liable to any Person for such shares or funds delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

  1.5 REGISTRATION OF SECURITIES. Within 10 days after the Effective Date, Parent shall prepare and file with the Securities and Exchange Commission (the "Commission") such registration statement(s) under the Securities Act of 1933, as amended (the "Securities Act"), as shall be required to register the Parent Common Shares reserved for issuance pursuant to Parent Options. Subsequent to such filing, Parent shall use its best efforts to cause such registration statement(s) to become effective and, to the extent required by law, keep such registration statement(s) current and effective under the Securities Act so long as any Parent Option remains outstanding.

  1.6 EXCHANGE OF PHAR-MOR STOCK CERTIFICATES NOT REQUIRED. Holders of Phar-Mor Common Shares will automatically become holders of Parent Common Shares and their certificates which represent Phar-Mor Common Shares will automatically represent the Parent Common Shares for which such shares were exchanged in the Phar-Mor Exchange and (a) from and after the Effective Date, the stock transfer books of Phar-Mor with respect to shares of Phar-Mor Common Shares outstanding prior to the Effective Date shall be closed and no transfer of any such shares will thereafter be made, and (b) after the Phar-Mor Exchange, as presently outstanding certificates of Phar-Mor Common Shares are presented for transfer, new stock certificates bearing the name of the Parent and the appropriate number of Parent Common Shares will be issued.

  1.7 BOARD OF DIRECTORS OF PARENT; COMMITTEES. The parties hereby agree that
(i) the seven members of the Phar-Mor Board and (ii) three additional individuals who qualify as "Independent Directors" (as defined in the Form of Restated Certificate of Incorporation of Parent, a copy of which is attached hereto as Exhibit B) selected by the ShopKo Board (in consultation with Heidrick & Struggles, New York, or such other nationally recognized executive search firm as may be approved by Phar-Mor and ShopKo), and approved by the members of the Phar-Mor Board who are not also officers or employees of Phar-Mor or affiliates of Hamilton Morgan, shall serve as members of the Parent Board from and after the Effective Date, until their respective successors are duly elected or appointed and qualified in the manner provided in the By-Laws of Parent, or as otherwise provided by law; provided that the ShopKo Board shall use reasonable efforts to designate such three nominees for Independent Director before the Effective Date; and provided further, that to the extent such three designees of ShopKo are not designated on or before the Effective Date, the right of ShopKo to appoint such designees as contemplated by this
Section 1.7 shall be enforceable by those Persons who are members of the ShopKo Board as of the date of this Agreement. Any individual selected by the Phar-Mor Board to fill any vacancy on the Phar-Mor Board shall be selected in consultation with Heidrick & Struggles, New York, or such other nationally recognized executive search firm as may be approved by Phar-Mor and ShopKo, and shall be an individual that (i) is neither an officer or employee of Phar-Mor nor an affiliate of Hamilton Morgan, and (ii) is approved by the members of the ShopKo Board who are not also officers or employees of ShopKo or Supervalu, directors of Supervalu or otherwise affiliated with Supervalu. The Parent Board shall be classified into three classes of approximately equal size, with two Independent Directors serving in each class. The Parent Board shall establish a Compensation Committee and Audit Committee which shall consist of two or more Independent Directors selected by the Parent Board. The entire Parent Board shall serve as its Nominating Committee.

  1.8 EXECUTIVE OFFICERS OF PARENT. The individuals who shall serve as the executive officers of Parent from and after the Effective Date shall be as set forth in Schedule 1.8.

  1.9 REGISTRATION OF PARENT COMMON SHARES. The Parent Common Shares to be issued in the Reorganization will be registered under the Securities Act pursuant to a registration statement on Form S-4 (the "Registration Statement") to be filed with the Commission.

                                  ARTICLE II

                        Representations and Warranties

  2.1 REPRESENTATIONS AND WARRANTIES OF SHOPKO. ShopKo represents and warrants to Phar-Mor as follows (it being understood that all representations and warranties of ShopKo which concern the businesses and operations acquired by ShopKo pursuant to that certain Asset Purchase Agreement dated July 16, 1996, by and among ShopKo, FoxMeyer Health Corporation and others, are made solely to the knowledge of ShopKo):

    (a) Organization; Standing and Power. ShopKo is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota. ShopKo has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. ShopKo is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except for failures to be so qualified or in good standing which would not, in the aggregate, have a material adverse effect on the business, property, assets, liabilities or condition (financial or otherwise) of ShopKo and its Subsidiaries taken as a whole (sometimes referred to in this Section 2.1 as a "ShopKo Material Adverse Effect"). Copies of the Articles of Incorporation and By-Laws of ShopKo heretofore delivered to Phar-Mor are accurate and complete as of the date hereof.

    (b) Subsidiaries. Schedule 2.1(b) sets forth for each Subsidiary of ShopKo (a "ShopKo Subsidiary") (i) its name and jurisdiction of incorporation or organization, (ii) the number of shares of authorized capital stock of each class of its capital stock, if any, or other equity interests, (iii) the number of issued and outstanding shares of each class of its capital stock or other equity interests, the names of the holders thereof and the number of shares and other equity interests held by each such holder, (iv) the number of shares of capital stock or other equity interests held in its treasury, and (v) its directors and officers. Each ShopKo Subsidiary is a corporation or other entity duly organized, validly existing and in good standing under the laws of the state in which it is incorporated or organized. Each ShopKo Subsidiary has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each ShopKo Subsidiary is duly qualified as a foreign corporation or other entity to do business, and is in good standing, in each jurisdiction where the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except for failures to be so qualified or in good standing which would not, in the aggregate, have a ShopKo Material Adverse Effect. For the purposes of this Agreement, "Subsidiary" shall mean any corporation, partnership, association or other entity with respect to which a specified Person (or a subsidiary thereof) owns a majority of the common stock or other equity interests or has the power to vote or direct the voting of a sufficient number of securities or other equity interest to elect a majority of its directors or other governing body. Except as set forth in
  Schedule 2.1(b), ShopKo has no Subsidiaries and does not own or control, directly or indirectly, shares of capital stock of any other corporation or any interest in any partnership, joint venture, or other non-corporate business entity or enterprise. All of the issued and outstanding capital stock or other equity interests of each ShopKo Subsidiary have been offered, issued, and sold by each such Subsidiary in compliance with the registration requirements of applicable federal and state securities laws. Except as set forth on Schedule 2.1(b), since

  February 24, 1996, no shares of the capital stock of any ShopKo Subsidiary have been issued or retired or, in the case of treasury shares, reissued.

    (c) Capitalization. As of September 5, 1996, the authorized capital stock of ShopKo and the validly issued and outstanding, fully paid and nonassessable shares of the capital stock of ShopKo are as set forth on
  Schedule 2.1(c). No ShopKo Common Shares are held in its treasury. Except as set forth in Schedule 2.1(c): (A) no subscription, warrant, option, convertible or exchangeable security or other right (contingent or otherwise) to purchase or acquire any shares of capital stock of ShopKo or any ShopKo Subsidiary is authorized or outstanding, (B) neither ShopKo nor any ShopKo Subsidiary has any obligation (contingent or otherwise) to issue any subscription, warrant, option, convertible or exchangeable security, or other such right or to issue or distribute to holders of any shares of its capital stock any evidences of indebtedness or assets of ShopKo or any ShopKo Subsidiary, (C) neither ShopKo nor any ShopKo Subsidiary has any obligation (contingent or otherwise) to purchase, redeem, or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or make any other distribution in respect thereof, (D) ShopKo owns all shares of capital stock or other equity interests of each ShopKo Subsidiary free and clear of any Lien, and (E) to ShopKo's knowledge, no shareholder of ShopKo has granted options or other rights to purchase any ShopKo Common Shares from such shareholder. Except as provided in this Agreement or Schedule 2.1(c), no person, partnership, corporation, or other entity or party ("Person") is entitled to (i) any preemptive or similar right with respect to the issuance by ShopKo or any ShopKo Subsidiary of any capital stock or other equity interests or (ii) any rights with respect to the registration of any capital stock or other equity interests of ShopKo or any ShopKo Subsidiary under the Securities Act. Except as contemplated by this Agreement or Schedule 2.1(c), there are no agreements, arrangements or understandings, written or oral, between ShopKo or any ShopKo Subsidiary and any holder of its or their capital stock or other equity interests, or, to the knowledge of ShopKo, among any holders of its or their capital stock or other equity interests, relating to the acquisition (including, without limitation, rights of first refusal or preemptive rights), disposition, or voting of the capital stock or other equity interests of ShopKo or any ShopKo Subsidiary. All of the issued and outstanding ShopKo Common Shares have been offered, issued, and sold by ShopKo in compliance with the registration requirements of applicable federal and state securities laws. Except upon exercise of ShopKo Options, since February 24, 1996 no shares of the capital stock of ShopKo have been issued or retired or, in the case of treasury shares, reissued.

    (d) Authority; Recommendation.

    (i) ShopKo has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by ShopKo and the consummation by ShopKo of the ShopKo Plan have been duly authorized by the ShopKo Board, and, except for the approval of the holders of ShopKo Common Shares as set forth in Section 4.2, no other corporate proceedings on the part of ShopKo are necessary to authorize the execution, delivery and performance of this Agreement and the ShopKo Plan. This Agreement has been duly executed and delivered by ShopKo and constitutes a valid and binding obligation of ShopKo, enforceable in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other similar laws of general application that may affect the enforcement of the rights of creditors and other obligees generally and by general equitable principles.

    (ii) The ShopKo Board has determined the ShopKo Plan to be in the best interest of the holders of ShopKo Common Shares and recommended that the holders of such shares approve and adopt the ShopKo Plan.

    (e) Noncontravention. Neither the execution and delivery of this Agreement by, nor the consummation of the ShopKo Plan, nor compliance by ShopKo with any of the provisions hereof, will (i) violate, conflict with, or result in a breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or suspension of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any Lien upon any of the properties or assets of ShopKo or any of its Subsidiaries (unless the context otherwise requires, hereinafter any reference in this Section 2.1 to

  "ShopKo" shall include each ShopKo Subsidiary, whether held directly or indirectly by ShopKo) under, any of the terms, conditions or provisions of
  (x) the Articles of Incorporation or By-Laws of ShopKo, or (y) except as set forth on Schedule 2.1(e), any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or instrument or obligation to which ShopKo is party or which ShopKo or any of its properties or assets may be subject, or (ii) subject to compliance with the statutes and regulations referred to in Section 2.1(f) below, to the knowledge of ShopKo, violate any judgment, ruling, order, writ, injunction, decree, statute, rule, regulation or other legal requirement applicable to ShopKo or any of its properties or assets, except, in the case of each of clauses (i)(y) and
  (ii) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Liens which would not, in the aggregate, have a ShopKo Material Adverse Effect or affect the ability of ShopKo to consummate the ShopKo Plan or the ability of Parent to consummate the Parent Buy Back. "Lien" means any mortgage, pledge, encumbrance, security interest, charge, or other lien, except (i) statutory liens not yet delinquent, (ii) liens that do not materially detract from or materially interfere with the present use of the properties or assets subject thereto or affected thereby, or otherwise materially impair present business operations at such properties, (iii) liens for taxes not yet delinquent, and (iv) liens reflected in the party's financial statements disclosed pursuant to this Agreement to the other parties hereto.

    (f) Government Approval. Other than in connection with or in compliance with the provisions of the Delaware General Corporation Law ("Delaware Law"), the Pennsylvania Law and the Minnesota Law, the provisions of the Securities Act, the provisions of the Exchange Act, and the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), no notice to, filing with, or authorization, consent or approval of, any domestic or foreign public, governmental, quasi-governmental, or regulatory body, agency or authority is necessary for the execution and delivery of this Agreement by ShopKo or the consummation of the ShopKo Plan or compliance by ShopKo with any of the provisions hereof, except where failures to give such notices, make such filings, or obtain authorizations, consents or approvals would not, in the aggregate, have a ShopKo Material Adverse Effect or affect the ability of ShopKo to consummate the ShopKo Plan or the ability of Parent to consummate the Parent Buy Back.

    (g) Financial Statements. ShopKo has timely filed Quarterly Reports on Form 10-Q for the fiscal quarters ending prior to the date hereof in 1996 and an Annual Report on Form 10-K for the fiscal year ended February 24, 1996. The financial statements included in or incorporated by reference into the foregoing public reports (including the related notes and schedules) have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), fairly present the respective financial position of ShopKo as of the dates thereof and its respective results of operations and cash flow for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments and to the extent they may not include footnotes or may be condensed or summary statements), are correct and complete in all material respects, and are consistent with the books and records of ShopKo.

    (h) Undisclosed Liabilities. Except as set forth on Schedule 2.1(h), ShopKo has no liabilities or obligations, direct or indirect, whether accrued, absolute, contingent or otherwise of a nature required to be disclosed under the Exchange Act or to be reflected in financial statements (including related notes and schedules) ("Liabilities"), except for (i) Liabilities set forth in ShopKo's reports on Forms 10-Q, 10-K, 8-K and proxy statements filed prior to the date hereof and since February 24, 1996 with the Commission (collectively, the "ShopKo SEC Reports") and (ii) Liabilities that would not, individually or in the aggregate, have a ShopKo Material Adverse Effect or affect the ability of ShopKo to consummate the ShopKo Plan or the ability of Parent to consummate the Parent Buy Back.

    (i) Absence of Certain Changes or Events. Except as contemplated by this Agreement or disclosed in the ShopKo SEC Reports or on Schedule 2.1(i), since February 24, 1996 there has not been (i) any ShopKo Material Adverse Effect, or any event which would result in a ShopKo Material Adverse Effect; (ii) any material damage, destruction or loss, whether covered by insurance or not; (iii) any entry by ShopKo into any commitment or transaction material to it which is not in the ordinary course of business;
  (iv) any change by ShopKo in accounting principles or methods except insofar as may have been required by a change in generally accepted accounting principles; (v) any declaration, payment or setting aside for payment of any dividends, except for cash dividends paid at such times and in such amounts as are consistent with ShopKo's past practices; (vi) any action taken by ShopKo of the type referred to in Section 3.1; or (vii) any agreement by ShopKo to (A) do any of the things described in the preceding clauses (i) through (vi) other than as expressly contemplated or provided for herein or (B) take, whether in writing or otherwise, any action which, if taken prior to the date of this Agreement, would have made any representation or warranty in this Section 2.1 untrue or incorrect.

    (j) Compliance with Law. ShopKo has not violated or failed to comply with any statute, law, ordinance, regulation, rule, order or other legal requirement of any foreign, federal, state or local government, authority or any other governmental, quasi-governmental or regulatory department or agency, or any judgment, decree or order of any court, applicable to its business or operations, except where any such violations or failures to comply would not, individually or in the aggregate, have a ShopKo Material Adverse Effect.

    (k) Brokers. No broker, finder or investment banker, other than the ShopKo Financial Adviser (whose fees shall have been described to Phar-Mor in writing prior to the filing of the Registration Statement) is entitled to any brokerage, finder's or other fee or commission in connection with the Reorganization based upon arrangements made by or on behalf of ShopKo.

    (l) Litigation. Except as disclosed in the ShopKo SEC Reports or as set forth on Schedule 2.1(l), (i) there is no claim, action, proceeding or investigation pending or, to the knowledge of ShopKo, threatened against or relating to ShopKo before any court or governmental or regulatory authority or body which, individually or in the aggregate, would have a ShopKo Material Adverse Effect and (ii) ShopKo is not subject to any outstanding order, writ, injunction or decree.

    (m) Taxes and Tax Returns. Except as set forth on Schedule 2.1(m), ShopKo has (i) duly and timely filed all United States federal and state income tax and all other returns and reports required to be filed by it with respect to any taxes, and each such return and report is complete and accurate in all material respects; and (ii) paid or made adequate provision for the payment of all federal and other taxes (including, if any, interest, penalties or additions to tax in respect thereof) that are due and owing whether or not shown on any return and whether disputed or not, except in the case of both (i) and (ii) above for such failures to file, inaccuracies and failures to pay or provide for as would not, individually or in the aggregate, have a ShopKo Material Adverse Effect. Any deficiencies or assessments asserted in writing by the appropriate taxing authorities have either been paid, settled or fully provided for. There are no material claims or assessments (not provided for) pending against ShopKo for any alleged federal or state tax deficiency and no material issue has been raised in writing by any federal or state taxing authority or representative thereof.

    (n) Real Estate. Schedule 2.1(n) contains an accurate and complete list of all real property owned or leased in whole or in part by ShopKo and a list of all indebtedness secured by a Lien. Except as disclosed on Schedule 2.1(n), ShopKo has good and marketable title to all the real property owned by it as reflected in ShopKo's unaudited consolidated balance sheet as of June 15, 1996, free and clear of all Liens and a valid leasehold interest in all real property shown on Schedule 2.1(n) as leased by it. To the knowledge of ShopKo, all of the buildings, structures and appurtenances situated on the real property owned or leased in whole or in part by ShopKo are in good operating condition and in a state of good maintenance and repair, except for such conditions which would not, individually or in the aggregate, have a ShopKo Material Adverse Effect, are adequate and suitable for the purposes for which they are presently being used, and, with respect to each, ShopKo has adequate rights of ingress and egress for operation of the business of ShopKo in the ordinary course. To the knowledge of ShopKo, none of such buildings, structures or appurtenances (or any equipment therein), nor the operation or maintenance thereof, violates any restrictive covenant or any provision of federal, state or local law, ordinance, rule or regulation, or encroaches on any property owned by others, except for such violations and encroachments which would not, individually or in the aggregate, have a ShopKo Material Adverse Effect. No condemnation proceeding is pending or, to the knowledge of ShopKo, threatened which would materially preclude or impair the use of any such property by ShopKo for the purposes for which it is currently used.
  Schedule 2.1(n) sets forth all contractual use restrictions on all real property owned or leased by ShopKo.

    (o) Licenses, Permits and Authorizations. ShopKo has all approvals, authorizations, qualifications, consents, licenses, franchises, orders and other permits of all governmental, quasi-governmental or regulatory agencies or authorities, whether federal, state or local, domestic or foreign, necessary to enable ShopKo to continue to conduct its business as currently being conducted except where any failure to have any thereof, individually or in the aggregate, would not have a ShopKo Material Adverse Effect. Each of the foregoing is in full force and effect and ShopKo is in material compliance with all of its obligations with respect thereto, and, to the knowledge of ShopKo no event has occurred which permits, or upon the giving of notice or the lapse of time or otherwise would permit, revocation, nonrenewal, modification, suspension or termination of any of the foregoing.

    (p) ERISA and Employee Matters:

      (i) Schedule 2.1(p) contains a true and complete list of each "employee benefit plan," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and of all other plans, programs, agreements or arrangements, currently maintained by ShopKo or any trade or business, whether or not incorporated, which is part of a controlled group within the meaning of
    Section 414(b), (c) or (m) of the Code with ShopKo (collectively, the "ShopKo Group") or under which any member of the ShopKo Group has any liability in respect of current or former employees or their dependents or beneficiaries (collectively, the "ShopKo Benefit Plans"). All of the ShopKo Benefit Plans which constitute employee "pension plans" as defined in Section 3(2) of ERISA are referred to herein as the "ShopKo Pension Plans." Each of the ShopKo Benefit Plans is administered and is in compliance with the terms thereof and the applicable provisions of ERISA and the Code, and any applicable qualification requirements of the Code, except for such violations which would not, individually or in the aggregate, have a ShopKo Material Adverse Effect. The ShopKo Group has fulfilled its obligations under the minimum funding standards of ERISA and the Code with respect to each ShopKo Pension Plan, and the ShopKo Group has not incurred, and the ShopKo Group does not have any knowledge of any event or condition which would cause the ShopKo Group to incur, any liability to the Pension Benefit Guaranty Corporation, any trustee under Section 4049 of ERISA, or any ShopKo Pension Plan in connection with the termination of any ShopKo Pension Plan under Title IV of ERISA. No ShopKo Pension Plan has an accumulated or waived funding deficiency, or has applied for an extension of any amortization period within the meaning of Section 412 of the Code and no event or condition exists which could be deemed a reportable event within the meaning of Section 4043 of ERISA. Each ShopKo Pension Plan which is intended to be a qualified plan under Section 401(a) of the Code is so qualified and has received a favorable determination letter from the Internal Revenue Service and nothing has occurred since the dates of such letters to cause them to be no longer effective. The Internal Revenue Service is not auditing, and has not notified any member of the ShopKo Group that it intends to audit, any ShopKo Pension Plan. ShopKo has previously delivered to Phar-Mor with respect to each ShopKo Benefit Plan, true and correct copies of (A) each ShopKo Benefit Plan (or, in the case of an oral or informal ShopKo Benefit Plan, a written description thereof); (B) the most recent annual report, if required (Form 5500 series); (C) the most recent actuarial valuation report, if required; and (iv) the most recent Summary Plan Description, as described in Section 102(a)(1) of ERISA, if applicable.

      (ii) The aggregate actuarial present value of accrued benefits (both vested and unvested) of ShopKo Pension Plans subject to Title IV of ERISA does not exceed the aggregate fair market value of the assets of such ShopKo Pension Plans by more than $100,000 based upon the actuarial assumptions used in funding such plans for the 1995 valuation, which assumptions are reasonable in light of the experience of such plans.

      (iii) Except as set forth on Schedule 2.1(p), there are no pending claims or lawsuits which have been asserted or instituted (other than in respect of benefits due in the ordinary course which, in the aggregate, are not material) against the assets of any of the ShopKo Benefit Plans or against the ShopKo Group or any fiduciary of the ShopKo Benefit Plans with respect to the ShopKo Benefit Plans.

      (iv) As of the date hereof, there are no benefits to be provided to current or future retirees under any "welfare benefit plans" within the meaning of Section 3(1) of ERISA which are maintained by the ShopKo Group, except as set forth on Schedule 2.1(p).

      (v) The ShopKo Group has not maintained or contributed to, or been obligated or required to contribute to, a "multiemployer plan," as such term is defined in Section 3(37) of ERISA, and no withdrawal liability has been incurred by or asserted against any member of the ShopKo Group with respect to a withdrawal from any multiemployer pension plan, and the ShopKo Group does not have any knowledge of any event or condition which would cause any of the ShopKo Group to incur any such withdrawal liability.

      (vi) Except as set forth in Schedule 2.1(p), no ShopKo Benefit Plan exists which would result in the payment to any individual of any money or other property or rights or accelerate or provide any other rights or benefits to any individual as a result of the transactions contemplated by this Agreement that would constitute an "excess parachute payment" within the meaning of section 280G of the Code.

    (q) Environmental Matters. Except as set forth on Schedule 2.1(q):

      (i) To the knowledge of ShopKo, ShopKo has complied in all material respects with all applicable Environmental Laws and the requirements of any permits issued under such Environmental Laws. There are no pending or, to the knowledge of ShopKo, threatened Environmental Claims against or affecting ShopKo or any real property owned or operated by ShopKo that, individually or in the aggregate, would have a ShopKo Material Adverse Effect. To the knowledge of ShopKo, there are no facts, circumstances, conditions or occurrences affecting any real property owned or operated by ShopKo or on any property adjoining or in proximity to such real property that, to the knowledge of ShopKo, would
    (i) form the basis of an Environmental Claim against ShopKo or have a ShopKo Material Adverse Effect, or (ii) with respect to owned property, cause such real property to be subject to any material restrictions on the ownership, occupancy, use or transferability of such real property under any applicable Environmental Law.

      (ii) To the knowledge of ShopKo, Hazardous Materials have not at any time been generated, used, treated or stored on any real property owned or operated by ShopKo where such generation, use, treatment or storage has violated any Environmental Law. Hazardous Materials have not at any time been Released by ShopKo on or from any such real property where such Release has violated any applicable Environmental Law. Except as set forth on Schedule 2.1(q), to the knowledge of ShopKo, there are not now any underground storage tanks located on any real property owned or currently operated by ShopKo and no storage tanks have been removed from any such real property since December 31, 1992.

      (iii) Notwithstanding anything to the contrary in this Section 2.1(q), the representations made in this Section 2.1(q) shall only be untrue if the aggregate effect of all failures and noncompliance of the types described above would have a ShopKo Material Adverse Effect.

    For purposes hereof, the following terms shall have the following meanings:

      "Environmental Claims" means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigations (other than internal reports prepared by such party solely in the ordinary course of its business and not in response to any third party action or request of any kind) or proceedings relating in any way to any Environmental Law or any permit issued, or any approval given, under any such Environmental Law ("Claims"), including, without limitation,
    (a) any and all Claims by governmental or regulatory authorities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law, and (b) any and all Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from Hazardous Materials arising from alleged injury or threat of injury to health, safety or the environment.

      "Environmental Law" means any federal, state, foreign or local statute, law, rule, regulation, ordinance and code now in effect and in each case as amended to the date hereof, and any judicial or administrative interpretation thereof, including any binding judicial or administrative order, consent decree or judgment, relating to the environment, health, safety or Hazardous Materials, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended; the Resource Conservation and Recovery Act of 1976, as amended; the Occupational Safety and Health Act, as amended; the Federal Water Pollution Control Act, as amended, 33 U.S.C. (S) 1251 et seq.; the Toxic Substances Control Act, 15 U.S.C.
    (S) 2601 et seq.; the Clean Air Act, 42 U.S.C. (S) 7401 et seq.; the Safe Drinking Water Act, 42 U.S.C. (S) 3803 et seq.; the Oil Pollution Act of 1990, PUB. Law 101-380 and any state and local or foreign counterparts or equivalents.

      "Hazardous Material" means (a) any petroleum or petroleum products, radioactive materials, asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls and radon gas, (b) any chemicals, materials or substances defined as or included in the definition of "hazardous substances," "hazardous waste," "hazardous materials," "extremely hazardous waste," "restricted hazardous waste," "toxic substances," "toxic pollutants," "contaminants," or "pollutants," or words of similar import, under any applicable Environmental Law, and (c) any other chemical, material or substance, exposure to which is prohibited, limited or regulated by any governmental authority.

      "Release" means disposing, discharging, injecting, spilling, pumping, leaking, leaching, dumping, emitting, escaping, emptying, seeping, placing or purging into or upon any land or water or air, or otherwise entering into the environment.

    (r) Employees; Labor Relations:

      (i) Schedule 2.1(r) contains a true and complete list of all ShopKo contracts, agreements, plans, arrangements, commitments and understandings (formal and informal) pertaining to terms of employment, compensation, bonuses, profit sharing, stock purchases, stock repurchases, stock options, commissions, incentives, loans or loan guarantees, severance pay or benefits, with any current or former ShopKo officer or director, or any current ShopKo employees, and true and complete copies of all such contracts, agreements, plans, arrangements and understandings have been delivered to Phar-Mor.
    Schedule 2.1(r) contains a true and complete list of all labor, collective bargaining, union and similar agreements under or by which ShopKo is obligated, and true and complete copies of all such agreements have been delivered to Phar-Mor. Except as set forth on
    Schedule 2.1(r), neither Parent nor ShopKo will have any responsibility for continuing any Person in the employ of ShopKo from and after the Effective Date or have any liability for any severance payments to or similar arrangements with any such Person who shall cease to be an employee of ShopKo at or prior to the Effective Date.

      (ii) ShopKo is not engaged in any unfair labor practice that would have a ShopKo Material Adverse Effect. There is (i) no unfair labor practice complaint pending against ShopKo or, to the knowledge of ShopKo, threatened against ShopKo, before the National Labor Relations Board or other governmental quasi-governmental or regulatory agency, body or authority, and no grievance or arbitration proceeding arising out of or under any collective bargaining agreement is so pending against ShopKo or, to the knowledge of ShopKo, threatened against ShopKo, (ii) no strike, labor dispute, slowdown or stoppage pending against ShopKo or, to the knowledge of ShopKo, threatened against ShopKo and (iii) to the knowledge of ShopKo, no union representation question existing with respect to the employees of ShopKo.

    (s) Intellectual Property. Schedule 2.1(s) sets forth a correct and complete list of all material trademarks, service marks, trade names, or rights with respect to the foregoing, applied for, issued to or owned by ShopKo or under which ShopKo is licensed or franchised, all of which are valid, in good standing and, to the knowledge of ShopKo, uncontested, except as set forth on Schedule 2.1(s). ShopKo owns or has valid licenses or other rights to use all the material trademarks, service marks, trade names, or rights with respect to the foregoing (the "ShopKo Intellectual Property") which are necessary for the present conduct of its business. Except as set forth on Schedule 2.1(s), no proceedings have been instituted or are pending or, to the knowledge of ShopKo, threatened that challenge the validity of its ownership of, or licenses or other rights to use, any ShopKo Intellectual Property. Except as set forth on Schedule 2.1(s), the present employment of the ShopKo Intellectual Property by ShopKo, if any, does not, to the knowledge of ShopKo, infringe any rights of any Person. Except as set forth on Section 2.1(s), to the knowledge of ShopKo, no trademark, service mark, trade name, or other material currently being sold or employed by any Person infringes any rights of ShopKo with respect to the ShopKo Intellectual Property. Notwithstanding anything to the contrary in this Section 2.1(s), the representations made in this Section 2.1(s) shall only be untrue if the aggregate effect of all failures and noncompliance of the types described above would have a ShopKo Material Adverse Effect.

    (t) Opinion of ShopKo Financial Adviser. ShopKo has received the written opinion of the ShopKo Financial Adviser, dated as of the date hereof, that the ShopKo Plan is fair to ShopKo's public shareholders from a financial point of view.

    (u) Registration Rights. Except as provided in Schedule 2.1(u), ShopKo has not granted or agreed to grant any registration rights, including piggyback rights, to any Person.

    (v) Commission Documents. ShopKo has delivered to Phar-Mor true, correct, and complete copies of each of the ShopKo SEC Reports and each exhibit thereto. As of their respective filing dates, the ShopKo SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and taken together, the ShopKo SEC Reports contain no untrue statement of a material fact and did not omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading except to the extent corrected by a subsequently filed by ShopKo SEC Report.

    (w) Registration Statement. None of the information supplied or to be supplied by ShopKo for inclusion in the Registration Statement to be filed with the Commission and to be distributed in connection with the Phar-Mor Special Meeting and the ShopKo Special Meeting to vote upon the Reorganization, at the time the Registration Statement is declared effective by order of the Commission, at the time of the Phar-Mor Special Meeting and the ShopKo Special Meeting will contain an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Date any event with respect to ShopKo or its officers and directors shall occur that is required to be described in the Registration Statement, ShopKo shall notify Phar-Mor thereof by reference to this section and cooperate with Phar-Mor in preparing and filing with the Commission and, as required by law, disseminating to the shareholders of ShopKo and/or Phar-Mor an amendment or supplement which accurately describes such event or events in compliance with all provisions of applicable law.

  2.2 REPRESENTATIONS AND WARRANTIES OF PHAR-MOR. Phar-Mor represents and warrants to ShopKo as follows:

    (a) Organization; Standing and Power. Phar-Mor is a corporation duly organized, validly existing and in good standing under the laws of the State of Pennsylvania. Phar-Mor has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Phar-Mor is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except for failures to be so qualified or in good standing which would not, in the aggregate, have a material adverse effect on the business, property, assets, liabilities or condition (financial or otherwise) of Phar-Mor and its Subsidiaries taken as a whole (sometimes referred to in this Section 2.2 as a "Phar-Mor Material Adverse Effect"). Copies of the Articles of Incorporation and By-Laws of Phar-Mor heretofore delivered to ShopKo are accurate and complete as of the date hereof.

    (b) Subsidiaries. Schedule 2.2(b) sets forth for each Subsidiary of Phar-Mor (a "Phar-Mor Subsidiary") (i) its name and jurisdiction of incorporation or organization, (ii) the number of shares of authorized capital stock of each class of its capital stock, if any, or other equity interests, (iii) the number of issued and outstanding shares of each class of its capital stock or other equity interests, the names of the holders thereof and the number of shares and other equity interests held by each such holder, (iv) the number of shares of capital stock or other equity interests held in its treasury, and (v) its directors and officers. Each Phar-Mor Subsidiary is a corporation or other entity duly organized, validly existing and in good standing under the laws of the state in which it is incorporated or organized. Each Phar-Mor Subsidiary has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Phar-Mor Subsidiary is duly qualified as a foreign corporation or other entity to do business, and is in good standing, in each jurisdiction where the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except for failures to be so qualified or in good standing which would not, in the aggregate, have a Phar-Mor Material Adverse Effect. Except as set forth in Schedule 2.2(b), Phar-Mor has no Subsidiaries and does not own or control, directly or indirectly, shares of capital stock of any other corporation or any interest in any partnership, joint venture, or other non-corporate business entity or enterprise. All of the issued and outstanding capital stock or other equity interests of each Phar-Mor Subsidiary has been offered, issued, and sold by each such Subsidiary in compliance with the registration requirements of applicable federal and state securities laws. Since March 31, 1996, no shares of the capital stock of any Phar-Mor Subsidiary have been issued or retired or, in the case of treasury shares, reissued.

    (c) Capitalization. As of September 5, 1996, the authorized capital stock of Phar-Mor and the validly issued and outstanding, fully paid and nonassessable shares of the capital stock of Phar-Mor are as set forth on
  Schedule 2.2(c). No Phar-Mor Common Shares are held in its treasury. Except as set forth in Schedule 2.2(c): (A) no subscription, warrant, option, convertible or exchangeable security or other right (contingent or otherwise) to purchase or acquire any shares of capital stock of Phar-Mor or any Phar-Mor Subsidiary is authorized or outstanding, (B) neither Phar-Mor nor any Phar-Mor Subsidiary has any obligation (contingent or otherwise) to issue any subscription, warrant, option, convertible or exchangeable security, or other such right or to issue or distribute to holders of any shares of its capital stock any evidences of indebtedness or assets of Phar-Mor or any Phar-Mor Subsidiary, (C) neither Phar-Mor nor any Phar-Mor Subsidiary has any obligation (contingent or otherwise) to purchase, redeem, or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or make any other distribution in respect thereof, (D) Phar-Mor owns all shares of capital stock or other equity interests of each Phar-Mor Subsidiary free and clear of any Lien, and (E) to Phar-Mor's knowledge, no shareholder of Phar-Mor has granted options or other rights to purchase any Phar-Mor Common Shares from such shareholder. Except as provided in this Agreement or Schedule 2.2(c), no Person is entitled to (i) any preemptive or similar right with respect to the issuance by Phar-Mor or any Phar-Mor Subsidiary of any capital stock or other equity interests or (ii) any rights with respect to the registration of any capital stock or other equity interests of Phar-Mor or any Phar-Mor Subsidiary under the Securities Act. Except as contemplated by this Agreement or Schedule 2.2(c), there are no agreements, arrangements or understandings, written or oral, between Phar-Mor or any Phar-Mor Subsidiary and any holder of its or their capital stock or other equity interests, or, to the knowledge of Phar-Mor, among any holders of its or their capital stock or other equity interests, relating to the acquisition (including, without limitation, rights of first refusal or preemptive rights), disposition, or voting of the capital stock or other equity interests of Phar-Mor or any Phar-Mor Subsidiary. All of the issued and outstanding Phar-Mor Common Shares have been offered, issued, and sold by Phar-Mor in compliance with the registration requirements of applicable federal and state securities laws. Except upon exercise of Phar-Mor Options or as set forth on Schedule 2.2(c), since March 31, 1996, no shares of the capital stock of Phar-Mor have been issued or retired or, in the case of treasury shares, reissued.

    (d) Authority; Recommendation:

      (i) Phar-Mor has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Phar-Mor and the consummation by Phar-Mor of the Phar-Mor Plan have been duly authorized by the Phar-Mor Board, and, except for the approval of the holders of Phar-Mor Common Shares as set forth in Section 4.2, no other corporate proceedings on the part of Phar-Mor are necessary to authorize the execution, delivery and performance of this Agreement and the Phar-Mor Plan. This Agreement has been duly executed and delivered by Phar-Mor and constitutes a valid and binding obligation of Phar-Mor, enforceable in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other similar laws of general application that may affect the enforcement of the rights of creditors and other obligees generally and by general equitable principles.

      (ii) The Phar-Mor Board has determined the Phar-Mor Plan to be fair to the holders of Phar-Mor Common Shares and recommended that the holders of such shares approve and adopt the Phar-Mor Plan.

    (e) Noncontravention. Neither the execution and delivery of this Agreement by, nor the consummation of the Phar-Mor Plan, nor compliance by Phar-Mor with any of the provisions hereof, will (i) violate, conflict with, or result in a breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or suspension of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any Lien upon any of the properties or assets of Phar-Mor or any of its Subsidiaries (unless the context otherwise requires, hereinafter any reference in this Section 2.2 to "Phar-Mor" shall include each Phar-Mor Subsidiary, whether held directly or indirectly by Phar-Mor) under, any of the terms, conditions or provisions of (x) the Articles of Incorporation or By-Laws of Phar-Mor, or
  (y) except as set forth on Schedule 2.2(e), any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or instrument or obligation to which Phar-Mor is party or which Phar-Mor or any of its properties or assets may be subject, or (ii) subject to compliance with the statutes and regulations referred to in Section 2.2(f) below, to the knowledge of Phar-Mor violate any judgment, ruling, order, writ, injunction, decree, statute, rule, regulation or other legal requirement applicable to Phar-Mor or any of its respective properties or assets, except, in the case of each of clauses (i)(y) and (ii) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Liens, which would not, in the aggregate, have a Phar-Mor Material Adverse Effect or affect the ability of Phar-Mor to consummate the Phar-Mor Plan or the ability of Parent to consummate the Parent Buy Back.

    (f) Government Approval. Other than in connection with or in compliance with the provisions of the Delaware Law, the Pennsylvania Law and the Minnesota Law, the provisions of the Securities Act, the provisions of the Exchange Act, and the provisions of the HSR Act, no notice to, filing with, or authorization, consent or approval of, any domestic or foreign public, governmental, quasi-governmental, or regulatory body, agency or authority is necessary for the execution and delivery of this Agreement by Phar-Mor or the consummation of any of the transactions contemplated by this Agreement or compliance by Phar-Mor with any of the provisions hereof, except where failures to give such notices, make such filings, or obtain authorizations, consents or approvals would not, in the aggregate, have a Phar-Mor Material Adverse Effect or affect the ability of Phar-Mor to consummate the Phar-Mor Plan or the ability of Parent to consummate the Parent Buy Back.

    (g) Financial Statements. Phar-Mor has timely filed Quarterly Reports on Form 10-Q for the fiscal quarters ending prior to the date hereof in 1996 and has filed a registration statement on Form 10 dated September 11, 1995. The financial statements included in or incorporated by reference into the foregoing public reports (including the related notes and schedules) have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), fairly present the respective financial position of Phar-Mor as of the dates thereof and its respective results of operations and cash flow for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments and to the extent they may not include footnotes or may be condensed or summary statements), are correct and complete in all material respects, and are consistent with the books and records of Phar-Mor. Phar-Mor's press release dated August 22, 1996, a copy of which is reproduced on Schedule 2.2(g), includes financial data which fairly presents the financial condition and the results of operations of Phar-Mor as of the dates and for the periods ended as set forth therein.

    (h) Undisclosed Liabilities. Except as set forth on Schedule 2.2(h), Phar-Mor has no Liabilities except for (i) Liabilities set forth in Phar-Mor's reports on Forms 10-Q, 10 and 8-K filed prior to the date hereof and since September 11, 1995 with the Commission (collectively, the "Phar-Mor SEC Reports") and (ii) Liabilities that would not, individually or in the aggregate, have a Phar-Mor Material Adverse Effect or affect the ability of Phar-Mor to consummate the Phar-Mor Plan or the ability of Parent to consummate the Parent Buy Back. Phar-Mor's Plan of Reorganization under Chapter 11 of the U.S. Bankruptcy Code was approved and declared effective on September 11, 1995. Pursuant to the terms of such Plan of Reorganization, Phar-Mor implemented fresh-start reporting as of July 2, 1994.

    (i) Absence of Certain Changes or Events. Except as contemplated by this Agreement or disclosed in the Phar-Mor SEC Reports or on Schedule 2.2(i), since September 11, 1995 there has not been (i) any Phar-Mor Material Adverse Effect, or any event which would result in a Phar-Mor Material Adverse Effect; (ii) any material damage, destruction or loss, whether covered by insurance or not; (iii) any entry by Phar-Mor into any commitment or transaction material to it which is not in the ordinary course of business; (iv) any change by Phar-Mor in accounting principles or methods except insofar as may have been required by a change in generally accepted accounting principles; (v) any declaration, payment or setting aside for payment of any dividends; (vi) any action taken by Phar-Mor of the type referred to in Section 3.2; or (vii) any agreement by Phar-Mor to
  (A) do any of the things described in the preceding clauses (i) through
  (vi) other than as expressly contemplated or provided for herein or (B) take, whether in writing or otherwise, any action which, if taken prior to the date of this Agreement, would have made any representation or warranty in this Section 2.2 untrue or incorrect.

    (j) Compliance with Law. Phar-Mor has not violated or failed to comply with any statute, law, ordinance, regulation, rule, order or other legal requirement of any foreign, federal, state or local government, authority or any other governmental, quasi-governmental or regulatory department or agency, or any judgment, decree or order of any court, applicable to its business or operations, except where any such violations or failures to comply would not, individually or in the aggregate, have a Phar-Mor Material Adverse Effect.

    (k) Brokers. No broker, finder or investment banker, other than the Phar-Mor Financial Adviser (whose fees shall have been described to ShopKo in writing prior to the filing of the Registration Statement) is entitled to any brokerage, finder's or other fee or commission in connection with the Reorganization based upon arrangements made by or on behalf of Phar-Mor.

    (l) Litigation. Except as disclosed in the Phar-Mor SEC Reports or as set forth on Schedule 2.2(l), (i) there is no claim, action, proceeding or investigation pending or, to the knowledge of Phar-Mor, threatened against or relating to Phar-Mor before any court or governmental or regulatory authority or body which, individually or in the aggregate, would have a Phar-Mor Material Adverse Effect and (ii) Phar-Mor is not subject to any outstanding order, writ, injunction or decree.

    (m) Taxes and Tax Returns. Except as set forth on Schedule 2.2(m), Phar-Mor has (i) duly and timely filed all United States federal and state income tax and all other returns and reports required to be filed by it with respect to any taxes, and each such return and report is complete and accurate in all material respects; and (ii) paid or made adequate provision for the payment of all federal and other taxes (including, if any, interest, penalties or additions to tax in respect thereof) that are due and owing whether or not shown on any return and whether disputed or not, except in the case of both (i) and (ii) above for such failures to file, inaccuracies and failures to pay or provide for as would not, individually or in the aggregate, have a Phar-Mor Material Adverse Effect. Any deficiencies or assessments asserted in writing by the appropriate taxing authorities have either been paid, settled or fully provided for. There are no material claims or assessments (not provided for) pending against Phar-Mor for any alleged federal or state tax deficiency and no material issue has been raised in writing by any federal or state taxing authority or representative thereof.

    (n) Real Estate. Schedule 2.2(n) contains an accurate and complete list of all real property owned or leased in whole or in part by Phar-Mor and a list of all indebtedness secured by a Lien. Except as disclosed on Schedule 2.2(n), Phar-Mor has good and marketable title to all the real property owned by it as reflected in the unaudited consolidated balance sheet as of March 31, 1996, free and clear of all Liens and a valid leasehold interest in all real property shown on Schedule 2.2(n) as leased by it. To the knowledge of Phar-Mor, all of the buildings, structures and appurtenances situated on the real property owned or leased in whole or in part by Phar-Mor are in good operating condition and in a state of good maintenance and repair, except for such conditions which would not, individually or in the aggregate, have a Phar-Mor Material Adverse Effect, are adequate and suitable for the purposes for which they are presently being used, and, with respect to each, Phar-Mor has adequate rights of ingress and egress for operation of the business of Phar-Mor in the ordinary course. To the knowledge of Phar-Mor, none of such buildings, structures or appurtenances (or any equipment therein), nor the operation or maintenance thereof, violates any restrictive covenant or any provision of federal, state or local law, ordinance, rule or regulation, or encroaches on any property owned by others, except for such violations and encroachments which would not, individually or in the aggregate, have a Phar-Mor Material Adverse Effect. No condemnation proceeding is pending or, to the knowledge of Phar-Mor, threatened which would materially preclude or impair the use of any such property by Phar-Mor for the purposes for which it is currently used.
  Schedule 2.2(n) sets forth all contractual use restrictions on all real property owned or leased by Phar-Mor.

    (o) Licenses, Permits and Authorizations. Phar-Mor has all approvals, authorizations, qualifications, consents, licenses, franchises, orders and other permits of all governmental, quasi-governmental or regulatory agencies or authorities, whether federal, state or local, domestic or foreign, necessary to enable Phar-Mor to continue to conduct its business as currently being conducted, except where any failure to have any thereof, individually or in the aggregate, would not have a Phar-Mor Material Adverse Effect. Each of the foregoing is in full force and effect and Phar-Mor is in material compliance with all of its obligations with respect thereto, and, to the knowledge of Phar-Mor no event has occurred which permits, or upon the giving of notice or the lapse of time or otherwise would permit, revocation, nonrenewal, modification, suspension or termination of any of the foregoing.

    (p) ERISA and Employee Matters:

      (i) Schedule 2.2(p) contains a true and complete list of each "employee benefit plan," as defined in Section 3(3) of ERISA, and of all other plans, programs, agreements or arrangements, currently maintained by Phar-Mor or any trade or business, whether or not incorporated, which is part of a controlled group within the meaning of
    Section 414(b), (c) or (m) of the Code with Phar-Mor (collectively, the "Phar-Mor Group") or under which any member of the Phar-Mor Group has any liability in respect of current or former employees or their dependents or beneficiaries (collectively, the "Phar-Mor Benefit Plans"). All of the Phar-Mor Benefit Plans which constitute employee "pension plans" as defined in Section 3(2) of ERISA are referred to herein as the "Phar-Mor Pension Plans." Each of the Phar-Mor Benefit Plans is administered and is in compliance with the terms thereof and the applicable provisions of ERISA and the Code, and any applicable qualification requirements of the Code except for such violations which would not, individually or in the aggregate, have a Phar-Mor Material Adverse Effect. The Phar-Mor Group has fulfilled its obligations under the minimum funding standards of ERISA and the Code with respect to each Phar-Mor Pension Plan, and the Phar-Mor Group has not incurred, and the Phar-Mor Group does not have any knowledge of any event or condition which would cause the Phar-Mor Group to incur, any liability to the Pension Benefit Guaranty Corporation, any trustee under Section 4049 of ERISA, or any Phar-Mor Pension Plan in connection with the termination of any Phar-Mor Pension Plan under Title IV of ERISA. No Phar-Mor Pension Plan has an accumulated or waived funding deficiency, or has applied for an extension of any amortization period within the meaning of Section 412 of the Code and no event or condition exists which could be deemed a reportable event within the meaning of Section 4043 of ERISA. Each Phar-Mor Pension Plan which is intended to be a qualified plan under Section 401(a) of the Code is so qualified and has received a favorable determination letter from the Internal Revenue Service and nothing has occurred since the dates of such letters to cause them to be no longer effective. The Internal Revenue Service is not auditing, and has not notified any member of the Phar-Mor Group that it intends to audit, any Phar-Mor Pension Plan. Phar-Mor has previously delivered to ShopKo with respect to each Phar-Mor Benefit Plan, true and correct copies of (A) each Phar-Mor Benefit Plan (or, in the case of an oral or informal Phar-Mor Benefit Plan, a written description thereof); (B) the most recent annual report, if required (Form 5500 series); (C) the most recent actuarial valuation report, if required; and (iv) the most recent Summary Plan Description, as described in Section 102(a)(1) of ERISA, if applicable.

      (ii) The aggregate actuarial present value of accrued benefits (both vested and unvested) of Phar-Mor Pension Plans subject to Title IV of ERISA does not exceed the aggregate fair market value of the assets of such Phar-Mor Pension Plans by more than $100,000 based upon the actuarial assumptions used in funding such plans for the 1995 valuation, which assumptions are reasonable in light of the experience of such plans.

      (iii) Except as set forth on Schedule 2.2(p), there are no pending claims or lawsuits which have been asserted or instituted (other than in respect of benefits due in the ordinary course which, in the aggregate, are not material) against the assets of any of the Phar-Mor Benefit Plans or against the Phar-Mor Group or any fiduciary of the Phar-Mor Benefit Plans with respect to the Phar-Mor Benefit Plans.

      (iv) As of the date hereof, there are no benefits to be provided to current or future retirees under any "welfare benefit plans" within the meaning of Section 3(1) of ERISA which are maintained by the Phar-Mor Group, except as set forth on Schedule 2.2(p).

      (v) The Phar-Mor Group has not maintained or contributed to, or been obligated or required to contribute to, a "multiemployer plan," as such term is defined in Section 3(37) of ERISA, and no withdrawal liability has been incurred by or asserted against any member of the Phar-Mor Group with respect to a withdrawal from any multiemployer pension plan, and the Phar-Mor Group does not have any knowledge of any event or condition which would cause any of the Phar-Mor Group to incur any such withdrawal liability.

      (vi) Except as set forth in Schedule 2.2(p), no Phar-Mor Benefit Plan exists which would result in the payment to any individual of any money or other property or rights or accelerate or provide any other rights or benefits to any individual as a result of the transactions contemplated by this Agreement that would constitute an "excess parachute payment" within the meaning of section 280G of the Code.

    (q) Environmental Matters. Except as set forth on Schedule 2.2(q):

      (i) To the knowledge of Phar-Mor, Phar-Mor has complied in all material respects with all applicable Environmental Laws and the requirements of any permits issued under such Environmental Laws. There are no pending or, to the knowledge of Phar-Mor, threatened Environmental Claims against or affecting Phar-Mor or any real property owned or operated by Phar-Mor that, individually or in the aggregate, would have a Phar-Mor Material Adverse Effect. To the knowledge of Phar-Mor, there are no facts, circumstances, conditions or occurrences affecting any real property owned or operated by Phar-Mor or on any property adjoining or in proximity to such real property that, to the knowledge of Phar-Mor, would (i) form the basis of an Environmental Claim against Phar-Mor or have a Phar-Mor Material Adverse Effect, or
    (ii) with respect to owned property, cause such real property to be subject to any material restrictions on the ownership, occupancy, use or transferability of such real property under any applicable Environmental Law.

      (ii) To the knowledge of Phar-Mor, Hazardous Materials have not at any time been generated, used, treated or stored on any real property owned or operated by Phar-Mor where such generation, use, treatment or storage has violated any Environmental Law. Hazardous Materials have not at any time been Released by Phar-Mor on or from any such real property where such Release has violated any applicable Environmental Law. Except as set forth on Schedule 2.2(q), to the knowledge of Phar-Mor, there are not now any underground storage tanks located on any real property owned or currently operated by Phar-Mor and no storage tanks have been removed from any such real property since December 31, 1992.

      (iii) Notwithstanding anything to the contrary in this Section 2.2(q), the representations made in this Section 2.2(q) shall only be untrue if the aggregate effect of all failures and noncompliance of the types described above would have a Phar-Mor Material Adverse Effect.

    (r) Employees; Labor Relations:

      (i) Schedule 2.2(r) contains a true and complete list of all Phar-Mor contracts, agreements, plans, arrangements, commitments and understandings (formal and informal) pertaining to terms of employment, compensation, bonuses, profit sharing, stock purchases, stock repurchases, stock options, commissions, incentives, loans or loan guarantees, severance pay or benefits, with any current or former Phar-Mor officer or director, or any current Phar-Mor employees, and true and complete copies of all such contracts, agreements, plans, arrangements and understandings have been delivered to Phar-Mor.
    Schedule 2.2(r) contains a true and complete list of all labor, collective bargaining, union and similar agreements under or by which Phar-Mor is obligated, and true and complete copies of all such agreements have been delivered to Phar-Mor. Except as set forth on
    Schedule 2.2(r), neither Parent nor Phar-Mor will have any responsibility for continuing any Person in the employ of Phar-Mor from and after the Effective Date or have any liability for any severance payments to or similar arrangements with any such Person who shall cease to be an employee of Phar-Mor at or prior to the Effective Date.

      (ii) Phar-Mor is not engaged in any unfair labor practice that would have a Phar-Mor Material Adverse Effect. There is (i) no unfair labor practice complaint pending against Phar-Mor or, to the knowledge of Phar-Mor, threatened against Phar-Mor, before the National Labor Relations Board or other governmental quasi-governmental or regulatory agency, body or authority, and no grievance or arbitration proceeding arising out of or under any collective bargaining agreement is so pending against Phar-Mor or, to the knowledge of Phar-Mor, threatened against Phar-Mor, (ii) no strike, labor dispute, slowdown or stoppage pending against Phar-Mor or, to the knowledge of Phar-Mor, threatened against Phar-Mor and (iii) to the knowledge of Phar-Mor, no union representation question existing with respect to the employees of Phar-Mor.

    (s) Intellectual Property. Schedule 2.2(s) sets forth a correct and complete list of all material trademarks, service marks, trade names, or rights with respect to the foregoing, applied for, issued to or owned by Phar-Mor or under which Phar-Mor is licensed or franchised, all of which are valid, in good standing and, to the knowledge of Phar-Mor, uncontested, except as set forth on Schedule 2.2(s). Phar-Mor owns or has valid licenses or other rights to use all the material trademarks, service marks, trade names, or rights with respect to the foregoing (the "Phar-Mor Intellectual Property") which are necessary for the present conduct of its business. Except as set forth on Schedule 2.2(s), no proceedings have been instituted or are pending or, to the knowledge of Phar- Mor, threatened that challenge the validity of its ownership of, or licenses or other rights to use, any Phar-Mor Intellectual Property. Except as set forth on Schedule 2.2(s), the present employment of the Phar-Mor Intellectual Property by Phar-Mor, if any, does not, to the knowledge of Phar-Mor, infringe any rights of any Person. Except as set forth on Section 2.2(s), to the knowledge of Phar-Mor, no trademark, service mark, trade name, or other material currently being sold or employed by any Person infringes any rights of Phar-Mor with respect to the Phar-Mor Intellectual Property. Notwithstanding anything to the contrary in this Section 2.2(s), the representations made in this
  Section 2.2(s) shall only be untrue if the aggregate effect of all failures and noncompliance of the types described above would have a Phar-Mor Material Adverse Effect.

    (t) Opinion of Phar-Mor Financial Adviser. Phar-Mor has received the written opinion of the Phar-Mor Financial Adviser, dated as of the date hereof, that the Phar-Mor Plan is fair to Phar-Mor's shareholders from a financial point of view.

    (u) Registration Rights. Except as provided in Schedule 2.2(u), Phar-Mor has not granted or agreed to grant any registration rights, including piggyback rights, to any Person.

    (v) Commission Documents. Phar-Mor has delivered to ShopKo true, correct, and complete copies of each of the Phar-Mor SEC Reports and each exhibit thereto. As of their respective filing dates, the Phar-Mor SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and taken together, the Phar-Mor SEC Reports contain no untrue statement of a material fact and did not omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading except to the extent corrected by a subsequently filed by Phar-Mor SEC Report.

    (w) Registration Statement. None of the information supplied or to be supplied by Phar-Mor for inclusion in the Registration Statement to be filed with the Commission and to be distributed in connection with the ShopKo Special Meeting and the Phar-Mor Special Meeting to vote upon the Reorganization, at the time the Registration Statement is declared effective by order of the Commission, at the time of the ShopKo Special Meeting and the Phar-Mor Special Meeting, will contain an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Date any event with respect to Phar-Mor or its officers and directors shall occur that is required to be described in the Registration Statement, Phar-Mor shall notify ShopKo thereof by reference to this section and cooperate with ShopKo in preparing and filing with the Commission and, as required by law, disseminating to the shareholders of Phar-Mor and/or ShopKo an amendment or supplement which accurately describes such event or events in compliance with all provisions of applicable law.

  2.3 REPRESENTATIONS AND WARRANTIES OF PARENT. Parent represents and warrants to ShopKo as follows:

    (a) Organization; Standing and Power. Parent is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware. Parent has all requisite power and authority to own, lease and operate its properties and to carry on its business to be conducted following the Reorganization. Parent will at the Effective Date be duly qualified as a foreign corporation to do business, and be in good standing, in each jurisdiction where the character of its properties owned or leased or the nature of its activities will make such qualification necessary after the Reorganization, except for failures to be so qualified or in good standing which would not, in the aggregate, have a material adverse effect on the business, property, assets, liabilities or condition (financial or otherwise) of Parent (sometimes referred to in this Section
  2.3 as a "Parent Material Adverse Effect"). The Certificate of Incorporation and By-Laws of Parent heretofore delivered to ShopKo, copies of which are attached hereto as Exhibits C and D, respectively, are accurate and complete as of the date hereof.

    (b) Capitalization. The authorized capital stock of Parent and the validly issued and outstanding, fully paid and nonassessable shares of the capital stock of Parent are as set forth on Schedule 2.3(b).

    (c) Authority. Parent has the requisite corporate power and authority to enter into this Agreement, and to perform its obligations hereunder. The execution and delivery of this Agreement by Parent and the consummation by Parent of the Reorganization and the Parent Buy Back has been duly authorized by the Parent Board and the sole stockholder of Parent, and no other corporate proceedings on the part of Parent are necessary to authorize the execution, delivery and performance of this Agreement, the Reorganization and the Parent Buy Back. This Agreement has been duly executed and delivered by Parent and constitutes a valid and binding obligation of Parent, enforceable in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws of general application that may affect the enforcement of rights of creditors and other obligees generally and by general equitable principles.

    (d) Noncontravention. Neither the execution and delivery of this Agreement by, nor the consummation of the Reorganization or the Parent Buy Back, nor compliance by Parent with any of the provisions hereof, will violate, conflict with, or result in a breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or suspension of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any Lien upon any of the properties or assets of Parent under, any of the terms, conditions or provisions of the Certificate of Incorporation or By-Laws of Parent.

    (e) Government Approval. Other than in connection with or in compliance with the provisions of the Delaware Law, the Pennsylvania Law and the Minnesota Law, the provisions of the Securities Act, the provisions of the Exchange Act, and the provisions of the HSR Act, no notice to, filing with, or authorization, consent or approval of, any domestic or foreign public, governmental, quasi-governmental, or regulatory body, agency or authority is necessary for the execution and delivery of this Agreement by Parent or the consummation of any of the transactions contemplated by this Agreement or compliance by Parent with any of the provisions hereof, except where failures to give such notices, make such filings, or obtain authorizations, consents or approvals would not, in the aggregate, have a Parent Material Adverse Effect or affect the ability of Parent to consummate the Reorganization or the Parent Buy Back.

    (f) Solvency. Assuming that the representations and warranties of ShopKo in Section 2.1 and of Phar-Mor in Section 2.2 are true and correct in all material respects as of the Effective Date, (i) Parent will have sufficient funds to enable it to make all payments required to consummate the Parent Buy Back, (ii) the Parent Buy Back will be permissible under Section 173 of the Delaware Law, (iii) Parent and each of its Subsidiaries will be solvent on the date of the Parent Buy Back, (iv) Parent will not, nor will any of its Subsidiaries, become insolvent as a result of the Parent Buy Back, (v) at the time of the Parent Buy Back, Parent will not be engaged in a business or transaction, or about to engage in a business or transaction, for which any property remaining with Parent has an unreasonably small capital, and (vi) Parent does not, and at the time of the Parent Buy Back will not, intend to incur, or believe that it would incur, debts that would be beyond its ability to pay as such debts mature.

    (g) Assets; Liabilities. Except for its obligations pursuant to this Agreement and the Parent Buy Back, Parent has and before the Effective Date will have, no assets, liabilities, employees or operations. Parent has not conducted, and before the Effective Date will not conduct, any business.

  2.4 KNOWLEDGE. Knowledge which qualifies any representation and warranty of a party means the actual knowledge of an executive officer (as defined in Rule 3b-7 of the Exchange Act) of such party.

                                  ARTICLE III

                     Covenants Pending the Reorganization

  3.1 CONDUCT OF BUSINESS BY SHOPKO PENDING THE REORGANIZATION. Except as otherwise expressly contemplated hereby or disclosed on Schedule 3.1, ShopKo covenants and agrees, with respect to ShopKo and its Subsidiaries (unless the context otherwise requires, hereinafter any reference in this Section 3.1 to "ShopKo" shall include each ShopKo Subsidiary, whether held directly or indirectly by ShopKo), that, prior to the Effective Date, unless Phar-Mor shall first otherwise expressly agree in writing or as otherwise expressly contemplated by this Agreement:

    (a) ShopKo shall conduct its businesses, or take any action, only in the ordinary course of business and consistent with past practices, and shall use its best efforts to maintain and preserve its business organization, assets, employees and advantageous business relationships, to maintain all of its properties in useful and good condition, and to continue to be covered to the fullest extent under the insurance policies carried by ShopKo, including, without limitation, public liability and property damage insurance in effect with financially sound and reputable insurance companies in at least such amounts and against such risks as are currently covered by such policies;

    (b) ShopKo shall comply with (i) all applicable statutes, laws, ordinances, regulations, rules, orders and other legal requirements of any foreign, federal, state or local government, authority or any other governmental department or agency, and any judgments, decrees or orders of any court, applicable to its business or operations and (ii) all contracts, commitments and other agreements to which it is a party, except where any such violations or failures to comply with respect to clauses (i) or (ii) will not, individually or in the aggregate, result in a ShopKo Material Adverse Effect.

    (c) ShopKo shall not, directly or indirectly, do any of the following:
  (i) except in the ordinary course of business and consistent with past practice, sell, pledge, dispose of or encumber any assets of ShopKo (including, without limitation, any indebtedness owned or any claims held);
  (ii) whether or not in the ordinary course of business or consistent with past practice, sell or dispose of any material assets of ShopKo; (iii) amend its articles of incorporation or by-laws or similar organizational documents; (iv) split, combine or reclassify any shares of its capital stock or other equity interests or declare, set aside or pay any dividend or distribution, payable in cash, stock, property or otherwise with respect to any of its capital stock or other equity interests, except for cash dividends paid at such times and in such amounts as are consistent with ShopKo's past practices (provided, that no cash dividends shall be declared or paid on the ShopKo Common Shares following the cash dividend to be paid thereon on September 15, 1996); (v) redeem, purchase or otherwise acquire any of its capital stock or other equity interests; (vi) adopt a plan of complete or partial liquidation or resolutions providing for the complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization; or (vii) prepare or file any tax return or tax report inconsistent with past practice or, on any such return or report, take any position, make any election or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar returns or reports in prior periods; or (viii) authorize or propose any of the foregoing, or enter into any contract, agreement, commitment, understanding or arrangement to do any of the foregoing;

    (d) ShopKo shall not, directly or indirectly, (i) issue, sell, pledge or dispose of, or authorize, propose or agree to the issuance, sale, pledge or disposition of, any shares of, or any options, warrants or rights of any kind to acquire any shares of, or any securities convertible into or exchangeable or exercisable for any shares of, its capital stock or other equity interests of any class or any other securities in respect of, in lieu of, or in substitution for, shares of its common stock or other equity interests outstanding on the date hereof; (ii) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or entity or division thereof, or make any investment in any entity, either by purchase of stock or other securities, contributions to capital, property transfer or purchase of any property or assets, other than cash management transactions in the ordinary course of business and consistent with past practice; (iii) except in the ordinary course of business and consistent with past practice, incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other Person, or make any loans or advances; (iv) authorize, recommend or propose any change in its capitalization (other than the incurrence of indebtedness otherwise permitted hereunder); (v) modify or change in any material respect any existing material license, lease, contract or other document, other than in the ordinary course of business and consistent with past practice and other than changes to employment agreements in connection with the Reorganization; or (vi) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing; and

    (e) ShopKo shall not take, or agree, in writing or otherwise, to take any of the foregoing actions or any action which would make any representation or warranty in Section 2.1 untrue or incorrect in any material respect.

  3.2 CONDUCT OF BUSINESS BY PHAR-MOR PENDING THE REORGANIZATION. Except as otherwise expressly contemplated hereby or disclosed on Schedule 3.2, Phar-Mor covenants and agrees, with respect to Phar-Mor and its Subsidiaries (unless the context otherwise requires, hereinafter any reference in this Section 3.2 to "Phar-Mor" shall include each Phar-Mor Subsidiary, whether held directly or indirectly by Phar-Mor), that, prior to the Effective Date, unless ShopKo shall first otherwise expressly agree in writing or as otherwise expressly contemplated by this Agreement:

    (a) Phar-Mor shall conduct its businesses, or take any action, only in the ordinary course of business and consistent with past practices, and shall use its best efforts to maintain and preserve its business organization, assets, employees and advantageous business relationships, to maintain all of its properties in useful and good condition, and to continue to be covered to the fullest extent under the insurance policies carried by Phar-Mor, including, without limitation, public liability and property damage insurance in effect with financially sound and reputable insurance companies in at least such amounts and against such risks as are currently covered by such policies;

    (b) Phar-Mor shall comply with (i) all applicable statutes, laws, ordinances, regulations, rules, orders and other legal requirements of any foreign, federal, state or local government, authority or any other governmental department or agency, and any judgments, decrees or orders of any court, applicable to its business or operations and (ii) all contracts, commitments and other agreements to which it is a party, except where any such violations or failures to comply with respect to clauses (i) or (ii) will not, individually or in the aggregate, result in a Phar-Mor Material Adverse Effect.

    (c) Phar-Mor shall not, directly or indirectly, do any of the following:
  (i) except in the ordinary course of business and consistent with past practice, sell, pledge, dispose of or encumber any assets of Phar-Mor (including, without limitation, any indebtedness owned or any claims held);
  (ii) whether or not in the ordinary course of business or consistent with past practice, sell or dispose of any material assets of Phar-Mor; (iii) amend its articles of incorporation or by-laws or similar organizational documents; (iv) split, combine or reclassify any shares of its capital stock or other equity interests or declare, set aside or pay any dividend or distribution, payable in cash, stock, property or otherwise with respect to any of its capital stock or other equity interests; (v) redeem, purchase or otherwise acquire any of its capital stock or other equity interests;
  (vi) adopt a plan of complete or partial liquidation or resolutions providing for the complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;
  (vii) prepare or file any tax return or tax report inconsistent with past practice or, on any such return or report, take any position, make any election or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar returns or reports in prior periods; or (viii) authorize or propose any of the foregoing, or enter into any contract, agreement, commitment, understanding or arrangement to do any of the foregoing;

    (d) Phar-Mor shall not, directly or indirectly, (i) issue, sell, pledge or dispose of, or authorize, propose or agree to the issuance, sale, pledge or disposition of, any shares of, or any options, warrants or rights of any kind to acquire any shares of, or any securities convertible into or exchangeable or exercisable for any shares of, its capital stock or other equity interests of any class or any other securities in respect of, in lieu of, or in substitution for, shares of its common stock or other equity interests outstanding on the date hereof; (ii) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or entity or division thereof, or make any investment in any entity, either by purchase of stock or other securities, contributions to capital, property transfer or purchase of any property or assets, other than cash management transactions in the ordinary course of business and consistent with past practice; (iii) except in the ordinary course of business and consistent with past practice, incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other Person, or make any loans or advances; (iv) authorize, recommend or propose any change in its capitalization (other than the incurrence of indebtedness otherwise permitted hereunder); (v) modify or change in any material respect any existing material license, lease, contract or other document, other than in the ordinary course of business and consistent with past practice and other than changes to employment agreements in connection with the Reorganization; or (vi) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing; and

    (e) Phar-Mor shall not take, or agree, in writing or otherwise, to take any of the foregoing actions or any action which would make any representation or warranty in Section 2.2 untrue or incorrect in any material respect.

  3.3 CONDUCT OF BUSINESS BY PARENT PENDING THE REORGANIZATION. Except as otherwise expressly contemplated hereby, Parent covenants and agrees that, before the Effective Date, it shall conduct no business and shall not have any assets, liabilities, employees or operations.

  3.4 CONSENTS. With respect to all leases, licenses, and other contracts and instruments and rights of any party hereto which require the consent of a third party in the event of a transaction similar to the Reorganization, such party shall use its reasonable efforts to obtain, or caused to be obtained, such consents; provided that no party shall make any payment or deliver value in excess of $500,000 to obtain such consents without the prior written consent of the other parties hereto.

                                  ARTICLE IV

                             Additional Agreements

  4.1 PROXY STATEMENT; OTHER FILINGS.

  (a) As promptly as practicable after the date hereof, Parent, Phar-Mor and ShopKo shall prepare and file with the Commission, and shall use their respective best efforts to have declared effective or cleared, as the case may be, by the Commission, a Registration Statement on Form S-4 under the Securities Act and a joint proxy statement and form of proxy under the Exchange Act with respect to the Phar-Mor Special Meeting and the ShopKo Special Meeting. Promptly after such Registration Statement becomes effective under the Securities Act, Phar-Mor and ShopKo shall mail such proxy statement and proxy to their respective shareholders. The term "Proxy Statement" shall mean such joint proxy statement at the time it initially is mailed to holders of ShopKo Common Shares and Phar-Mor Common Shares and all amendments or supplements thereto, if any, similarly filed and mailed. As soon as practicable after the date hereof ShopKo and Phar-Mor shall promptly prepare and file any other filings required under the Exchange Act or any other federal or state securities law relating to the Reorganization and the transactions contemplated herein ("Other Filings"). ShopKo and Phar-Mor shall use their respective best efforts to obtain and furnish the information required to be included in the Proxy Statement and any Other Filings and to respond promptly to any comments made by the Commission or any other governmental official with respect to the Proxy Statement and any Other Filing and any preliminary version thereof. The information provided and to be provided by ShopKo and Phar-Mor, respectively, for use in the Proxy Statement and any Other Filings shall not, on the date the Proxy Statement is first mailed to holders of ShopKo Common Shares or Phar-Mor Common Shares or any Other Filing is filed with the appropriate governmental official and, in the case of the Proxy Statement, on the dates of the ShopKo Special Meeting or the Phar-Mor Special Meeting, respectively, contain any statement which, at the time of and in light of the circumstances under which it is made, is false and misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication which has become false or misleading, and ShopKo and Phar-Mor each agree to correct any such information provided by it for use in the Proxy Statement or any Other Filings which shall have become false or misleading. The Proxy Statement shall comply as to form in all material respects with all applicable requirements of federal and state securities laws.

  (b) Parent shall take such action as may be reasonably required to cause the Parent Common Shares issuable in the Reorganization to be registered or to obtain an exemption from registration under applicable state "blue sky" or securities laws; provided, however, that Parent shall not be required to register or qualify as a foreign corporation or to take other action which would subject it to service of process in any jurisdiction where it will not be, following the Effective Date, so subject.

  4.2 SHAREHOLDER APPROVALS.

  (a) ShopKo shall, as soon as reasonably practicable after the date hereof,
(i) take all steps necessary duly to call, give notice of, convene and hold a special meeting of its shareholders ("ShopKo Special Meeting") for the purpose of securing the approval and adoption of the ShopKo Plan by the holders of a majority of the issued and outstanding ShopKo Common Shares ("ShopKo Shareholders' Approval"), (ii) distribute to its shareholders the Proxy Statement in accordance with applicable federal and state law and with its articles of incorporation and by-laws, (iii) subject to the fiduciary duties of the ShopKo Board, recommend to its shareholders the approval of the ShopKo Plan, and (iv) cooperate and consult with Phar-Mor with respect to each of the foregoing matters.

  (b) Phar-Mor shall, as soon as reasonably practicable after the date hereof,
(i) take all steps necessary to call, give notice of, convene and hold a special meeting of its shareholders ("Phar-Mor Special Meeting") for the purpose of securing the approval and adoption of the Phar-Mor Plan by the holders of a majority of the issued and outstanding Phar-Mor Common Shares ("Phar-Mor Shareholders' Approval"), (ii) distribute to its shareholders the Proxy Statement in accordance with applicable federal and state law and its articles of incorporation and by-laws, (iii) subject to the fiduciary duties of the Phar-Mor Board, recommend to its shareholders the approval of the Phar-Mor Plan, and (iv) cooperate and consult with ShopKo with respect to each of the foregoing matters.

  (c) The ShopKo Special Meeting for the purpose of securing the ShopKo Shareholders' Approval and the Phar-Mor Special Meeting for the purpose of securing the Phar-Mor Shareholders' Approval, shall be held on or before such date or dates as ShopKo and Phar-Mor shall jointly determine.

  4.3 LEGAL REQUIREMENTS FOR REORGANIZATION.

  (a) ShopKo will take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on it with respect to the Reorganization and will promptly cooperate with and furnish information to Phar-Mor in connection with any such requirements imposed upon Phar-Mor or any Phar-Mor Subsidiary in connection with the Reorganization.

  (b) Phar-Mor will take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on it with respect to the Reorganization and will promptly cooperate with and furnish information to ShopKo in connection with any such requirements imposed upon either ShopKo or any ShopKo Subsidiary in connection with the Reorganization.

  (c) ShopKo and Phar-Mor shall each file or cause to be filed with the Federal Trade Commission and the Department of Justice any notifications required to be filed under the HSR Act, and the rules and regulations promulgated thereunder with respect to the Reorganization Plan, and shall use all commercially reasonable efforts to make such filing promptly and to respond promptly to any requests for additional information made by either of such governmental authorities.

  4.4 LISTING APPLICATION. Parent shall prepare and submit to the New York Stock Exchange ("NYSE") a listing application covering Parent Common Shares to be issued in the Reorganization, and shall use all reasonable efforts to obtain, prior to the Effective Date, approval for the listing of such Parent Common Shares upon official notice of issuance; provided, that if such approval is not obtained, Parent shall promptly prepare and submit to Nasdaq a listing application covering Parent Common Shares to be issued in the Reorganization, and shall use all reasonable efforts to obtain, prior to the Effective Date, approval for the listing of such Parent Common Shares upon official notice of issuance.

  4.5 EMPLOYMENT AGREEMENTS.

  (a) Phar-Mor. Subject to the terms and conditions of such agreements and arrangements, all existing employment agreements and severance arrangements between Phar-Mor and any of its employees including all related health benefits, will remain in place and be unaffected by the Reorganization.

  (b) ShopKo. All existing employment agreements and severance arrangements between ShopKo and its any of its employees including all related health benefits, will remain in place and be unaffected by the Reorganization; provided, that the existing severance agreements between ShopKo and Dale P. Kramer, William J. Podany and Jeffrey A. Jones shall, in connection with the Reorganization, be superseded by employment agreements substantially in the forms attached hereto as Exhibits E, F and G, respectively.

  4.6 INVESTIGATIONS. Subject to currently existing contractual and legal restrictions applicable to ShopKo (which ShopKo represents and warrants are not material) or to Phar-Mor (which Phar-Mor represents and warrants are not material), and upon reasonable notice, each of ShopKo and Phar-Mor shall (and shall cause each of its Subsidiaries to) afford to officers, employees, counsel, accountants and other authorized representatives of the other party ("Respective Representatives") access, during normal business hours throughout the period prior to the Effective Date or until this Agreement is terminated, to its properties, books and records (including, without limitation, the work papers of independent accountants) and, during such period, shall (and shall cause each of its Subsidiaries to) furnish promptly to such Respective Representatives all information concerning its business, properties and personnel as may reasonably be requested; provided that no investigation pursuant to this Section shall affect or be deemed to modify any of the respective representations or warranties made by ShopKo or Phar-Mor.

  4.7 CONFIDENTIALITY.

  (a) Except for the use of information as required in connection with the Registration Statement and any other governmental filings required in order to complete the transactions contemplated herein, all information received by ShopKo, Phar-Mor, or Parent and their respective representatives pursuant to the terms of this Agreement (or as part of any due diligence investigation conducted in connection prior to the execution thereof) shall be kept in strictest confidence by the receiving party and its representatives. If the Reorganization shall fail to be consummated, all copies of documents or extracts thereof containing information and data as to one of the other parties, including all information prepared by the receiving party or such receiving party's representatives, shall be turned over to the party furnishing the same, except that such information prepared by the receiving party or such receiving party's representatives may be destroyed at the option of the receiving party, with notice of such destruction (or return) to be confirmed in writing to the disclosing party. Any information not so destroyed (or returned) shall remain subject to these confidentiality provisions until the second anniversary of the Effective Date.

  (b) The foregoing confidentiality provisions shall not apply to such portions of the information received which (i) are or become generally available to the public through no action by the receiving party or by such party's representatives or (ii) are or become available to the receiving party on a nonconfidential basis from a source other than the disclosing party or its representatives, which the receiving party believes, after reasonable inquiry, it is not prohibited from disclosing such portions to it by a contractual, legal or fiduciary obligation, and shall not apply to any disclosure by Parent of any information disclosed by ShopKo or Phar-Mor, so long as such disclosure occurs after the Closing.

  4.8 NO SOLICITATION OF EMPLOYEES. Except as otherwise contemplated by the terms of this Agreement, from the date of this Agreement through the Effective Date and, in the event of a termination of this Agreement prior to Closing, for a period of twelve months following the date of such termination, no party hereto shall solicit the services of any then current employee of any other party hereto without the express written consent of such other party.

  4.9 BEST EFFORTS; ADDITIONAL AGREEMENTS AND PROVISIONS. Subject to the terms and conditions of this Agreement and the fiduciary duties of the Phar-Mor Board and the ShopKo Board, respectively, under applicable law (as determined in good faith by such board based on the advice of outside counsel), each of the parties hereto agrees to use its reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper, or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, the financing contemplated in Section 5.1(i). If any time after the Effective Date any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall take all such necessary action. The parties hereto agree to use their respective reasonable efforts to challenge any action, including using all reasonable efforts to have any order or injunction vacated or reversed, brought against any of the parties hereto seeking a temporary restraining order or preliminary or permanent injunctive relief which would prohibit, or materially interfere with, the consummation of the transactions contemplated by this Agreement. Without limiting the foregoing provisions of this Section 4.9, each of Phar-Mor and ShopKo acknowledge and agree that, prior to the Effective Date, and subject to the provisions of this Agreement including, without limitation, the covenants set forth in Article III hereof, Phar-Mor and ShopKo shall continue to conduct their respective businesses independently and there will be no transactions between Phar-Mor and ShopKo without the consent of their respective boards of directors; provided, that each of the parties hereto shall cooperate, and shall use its reasonable efforts to cause its respective officers to cooperate, with each other party hereto so as to satisfy the conditions as to financing hereunder and to plan an expeditious and orderly integration of the businesses and operations of ShopKo and Phar-Mor as soon as practicable following consummation of the Reorganization.

  4.10 NO SOLICITATIONS. Each party hereto shall not, and shall cause its Subsidiaries and its officers, directors, agents, representatives and affiliates not to, directly or indirectly: initiate, solicit or encourage, or take any action to facilitate the making of any offer or proposal which constitutes or is reasonably likely to lead to any Takeover Proposal, or, in the event of any unsolicited Takeover Proposal, engage in negotiations or provide any confidential information or data to any Person relating to any Takeover Proposal. Each party hereto shall notify the other party orally and in writing of any inquiries, offers or proposals concerning any Takeover Proposal (including, without limitation, the terms and conditions of any such inquiry, offer or proposal and the identity of the Person making it), within 24 hours of the receipt thereof and shall give the other party five days' advance written notice of any agreement to be entered into with or any information to be supplied to any Person making such inquiry, offer or proposal in accordance with the last sentence of this Section 4.10. Each party hereto shall immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any parties conducted heretofore with respect to any Takeover Proposal. As used in this Section 4.10, "Takeover Proposal" shall mean any tender or exchange offer, proposal for a merger, consolidation or other business combination involving a substantial equity interest in or a substantial portion of the assets of ShopKo or Phar-Mor, or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, ShopKo or Phar-Mor other than pursuant to the transactions contemplated by this Agreement. Notwithstanding anything in this Section 4.10 to the contrary, unless the ShopKo Shareholders' Approval and the Phar-Mor Shareholders' Approval have been obtained, any party hereto may, to the extent required by the fiduciary duties of the Board of Directors of such party under applicable law (as determined in good faith by the Board of Directors of such party based on the advice of outside counsel), participate in discussions or negotiations with, furnish information to, and afford access to the properties, books and records of such party and its Subsidiaries to any Person in connection with a possible Takeover Proposal with respect to such party by such Person.

  4.11 AFFILIATES. Phar-Mor and ShopKo each will use its best efforts to obtain and deliver on or prior to the Effective Date written undertakings from all Persons who, it reasonably believes, are "Affiliates" of Phar-Mor or ShopKo within the meaning of Rule 145 promulgated by the Commission under the Securities Act, which undertakings shall, in form and substance reasonably satisfactory to Swidler & Berlin, Chartered, obligate such "Affiliates" not to sell or otherwise dispose of any of the Parent Common Shares received by them pursuant to the Reorganization in violation of the registration requirements of the Securities Act or the rules and regulations of the Commission promulgated thereunder. Such undertakings shall provide that such "Affiliates" agree that for a reasonable period of time following the consummation of the Reorganization there may be placed upon the certificates representing Parent Common Shares received by them pursuant to the Reorganization, or any substitutions therefor, a legend stating in substance that Parent may refuse to transfer such shares in the absence of an effective registration statement as to such transfer, or an opinion of counsel reasonably satisfactory to Swidler & Berlin, Chartered that such registration is not required; provided, however, Parent agrees to remove such legend at such time as the prohibitions are no longer in effect.

  4.12 PERIODIC REPORTS. Each of Phar-Mor and ShopKo covenants that it will file with the Commission on a timely basis all periodic reports required to be filed by it by the federal securities laws and the rules and regulations of the Commission thereunder from the date of this Agreement through the Effective Date, and that each such report will not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make statement therein, in the light of the circumstances under which they were made, not misleading.

  4.13 DIRECTORS' AND OFFICERS' INDEMNIFICATION. It is understood and agreed that each of Phar-Mor and ShopKo shall continue to keep in full force and effect (a) the provisions of its respective Articles of Incorporation and Bylaws regarding indemnification and limitation of liabilities of officers and directors and (b) for a period of six years after expiration of the respective policies as currently in force, the existing "directors' and officers' insurance" coverage maintained by each of Phar-Mor and ShopKo. This Section
4.13 shall survive the
consummation of the Reorganization. At the consummation of the Reorganization, and as a condition thereto, Phar-Mor and ShopKo shall each affirm in writing to each of its respective officers and directors the obligations of Phar-Mor and ShopKo, respectively, under this Section 4.13. Parent shall guarantee the obligations of Phar-Mor and ShopKo under this Section 4.13.

  4.14 PARENT BUY BACK. Parent covenants and agrees that, immediately upon the effectiveness of the Reorganization, it shall consummate the Parent Buy Back, subject to the terms and conditions of the Stock Purchase Agreement. In the event of termination of this Agreement other than as a result of a material breach hereof by ShopKo, on the one hand, or Phar-Mor, on the other, all expenses, fees (including filing fees), financing commitment and other costs incurred by the parties hereto in connection with the Parent Buy-Back Financing shall be borne 75% by ShopKo and 25% by Phar-Mor.

  4.15 EXPENSES. Except as otherwise provided in Sections 4.14 and 6.2, each party shall bear its respective expenses and legal fees incurred with respect to this Agreement and the transactions contemplated hereby.

                                   ARTICLE V

                             Conditions Precedent

  5.1 CONDITIONS TO THE OBLIGATIONS OF EACH PARTY TO EFFECT THE
REORGANIZATION. The respective obligations of each of the parties to effect the Reorganization shall be subject to the satisfaction or waiver of each of the following conditions:

    (a) Approval of Holders of Phar-Mor Common Shares. The Phar-Mor Plan shall have been approved and adopted by the required affirmative vote of the holders of the outstanding Phar-Mor Common Shares in accordance with Pennsylvania Law and Phar-Mor's Articles of Incorporation and Bylaws voting at a meeting in which a quorum is present.

    (b) Approval of Holders of ShopKo Common Shares. The ShopKo Plan shall have been approved and adopted by the required affirmative vote of the holders of the outstanding ShopKo Common Shares in accordance with Minnesota Law and ShopKo's Articles of Incorporation and Bylaws voting at a meeting in which a quorum is present.

    (c) Registration Statement. The Registration Statement shall have been declared effective and shall be effective on the Effective Date, and no stop order suspending effectiveness shall have been issued, no action, suit, proceeding or investigation by the Commission to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities laws or the Securities Act or Exchange Act relating to the issuance or trading of the Parent Common Shares shall have been received and shall be in full force and effect.

    (d) HSR Act. Any waiting period (and any extension thereof) applicable to the consummation of the Reorganization under the HSR Act shall have expired or been terminated.

    (e) Injunction. On the Effective Date there shall be no judgment, decree, injunction, ruling or order of any court, governmental department, authority, commission, agency or instrumentality outstanding against Parent, Phar-Mor or ShopKo which prohibits, restricts or delays consummation of the Reorganization or the Parent Buy Back or the satisfaction of any of the conditions to the consummation of the Reorganization or the Parent Buy Back, or limits in any material respect the right of Parent to control, from and after the Effective Date (i) ShopKo or any material aspect of the business of ShopKo and the ShopKo Subsidiaries or (ii) Phar-Mor or any material aspect of the business of Phar-Mor and the Phar-Mor Subsidiaries.

    (f) Exchange Listing. The Parent Common Shares required to be issued hereunder shall have been approved for listing on NYSE or Nasdaq, subject to official notice of issuance.

    (g) Credit Facilities. Each of ShopKo and Phar-Mor shall have received written confirmation of the continuation of their respective existing financing facilities prior to or effective as of Closing, or, in the alternative, a working capital facility commitment in form and substance reasonably acceptable to Phar-Mor and ShopKo, to be entered into prior to or concurrently with the Closing.

    (h) Dissenters' Rights. Holders of ShopKo Common Shares holding in excess of 5% of the ShopKo Common Shares shall not have exercised appraisal rights under Minnesota Law.

    (i) Parent Buy Back. At the Effective Date, there shall exist no condition or circumstance that would reasonably be expected to prevent or delay the consummation of the transactions contemplated in that certain Stock Purchase Agreement among Parent, Supervalu and Supermarket, dated as of the date of this Agreement, a copy of which is attached hereto as Exhibit H (the "Stock Purchase Agreement"), pursuant to which, immediately following the consummation of the Reorganization, Parent will on the Effective Date acquire all of the Parent Common Shares received by Supermarket as a result of the Reorganization (the "Parent Buy Back"). All documentation, payments and deliveries necessary to consummate the Parent Buy Back pursuant to the terms of the Stock Purchase Agreement shall be completed at or before Closing and held in escrow pending the Effective Date. Without limiting the foregoing, at the Effective Date, Parent shall have received a financing commitment or other reasonable assurances from one or more underwriters, placement agents or other financing sources (on terms and conditions reasonably acceptable to each of Parent, Phar-Mor and ShopKo) that Parent (together with its Subsidiaries from and after the Effective Date) may obtain financing of at least $100 million (the "Parent Buy-Back Financing"), and all documents and deliveries necessary to consummate such financing shall be completed at or before Closing and held in escrow pending the Effective Date. Notwithstanding any provision to the contrary, the conditions set forth in this Section 5.1(i) may not be waived without the prior written consent of Supervalu, which consent may not be unreasonably withheld or delayed.

    (j) Solvency Opinion. Each of Parent, Phar-Mor, Supervalu and ShopKo shall have received a solvency opinion from a nationally recognized valuation firm reasonably acceptable to each of Parent, Phar-Mor and ShopKo, dated the Effective Date, in a form reasonably acceptable to Parent, Phar-Mor and ShopKo.

  5.2 ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF PHAR-MOR AND PARENT. The obligations of Phar-Mor and Parent to effect the Reorganization are also subject to the satisfaction or waiver of each of the following conditions, as determined by the Phar-Mor Board:

    (a) Agreements. ShopKo shall have performed in all material respects each covenant, agreement, obligation and condition to be performed or complied with by it hereunder on or prior to the Effective Date.

    (b) Representations and Warranties. The representations and warranties of ShopKo set forth in this Agreement shall be true and correct in all material respects at and as of the Effective Date as if made at and as of such time, except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall have been true and correct in all material respects as of such date.

    (c) Officer's Certificate. Phar-Mor shall have received a certificate, dated as of the Effective Date, of the President or a Vice President of ShopKo to the effect that, to the best of the knowledge, information and belief of such officer, the conditions specified in paragraphs (a) and (b) above have been fulfilled.

    (d) Lack of Adverse Change. Since the date hereof, there shall have been no ShopKo Material Adverse Effect.

    (e) Consents from Third Parties. All necessary consents set forth on
  Schedule 5.2 in connection with the transactions contemplated by this Agreement shall have been received.

    (f) Tax Effect of the Reorganization. Phar-Mor shall have received an opinion dated as of the Effective Date from Swidler & Berlin, Chartered, counsel for Phar-Mor, to the effect that the Reorganization will be treated, for federal income tax purposes, as a tax-free transfer of property to Parent by the holders of Phar-Mor Common Shares, to the extent such holders receive Parent Common Shares in the Reorganization.

    (g) Letters from Accountants. Parent and Phar-Mor shall have received two letters, one dated as of the date the Proxy Statement is mailed to the shareholders of ShopKo and the other dated as of the Effective Date, from Deloitte & Touche confirming that they are independent accountants with respect to ShopKo and its Subsidiaries, and stating in effect that (i) in their opinion the financial statements examined by them and included or incorporated by reference in the Proxy Statement comply as to form in all material respects with the applicable accounting requirements of the Securities Act, the Exchange Act and the published rules and regulations thereunder, and (ii) on the basis of a reading of the latest available interim financial statements of ShopKo and its Subsidiaries, inquiries of officials of ShopKo and its Subsidiaries responsible for financial and accounting matters, and a reading of the minutes of ShopKo and its Subsidiaries as set forth in the minute books to a specified day not more than five days prior to the date of delivery of such letter, nothing came to their attention that caused them to believe that:

      (i) any unaudited consolidated condensed financial statements of ShopKo and its Subsidiaries in the Proxy Statement do not comply as to form in all material respects with the applicable accounting requirements of the Securities Act and the published rules and regulations thereunder and are not in conformity with generally accepted accounting principles applied on a basis substantially consistent with that of the most recent ShopKo audited financial statements included in, or incorporated into, the Proxy Statement;

      (ii) any unaudited consolidated financial statements of ShopKo and its Subsidiaries prepared subsequent to the date of the Proxy Statement are not prepared on a basis substantially consistent with that of the most recent ShopKo audited financial statements included in, or incorporated into, the Proxy Statement; and

      (iii) for the period subsequent to the date of the latest available unaudited consolidated financial statements of ShopKo and its Subsidiaries and as of a specified date not more than five (5) days prior to the date of delivery of such letter, there was any change in capital stock and any increases in consolidated long-term debt or any decrease in consolidated net assets as compared with amounts shown on the most recent unaudited ShopKo balance sheet included in, or incorporated into, the Proxy Statement, except for any change, increase or decrease which the Proxy Statement discloses has occurred or may occur;

    (h) ShopKo Exchange. The ShopKo Exchange shall be consummated, in accordance with the provisions hereof (without amendment, variance or waiver of any provision unless approved in writing by Phar-Mor) as of the Effective Date, simultaneously with consummation of the Phar-Mor Exchange.

    (i) Resignation of ShopKo Board. Each member of the ShopKo Board shall have submitted a written resignation to ShopKo, with copies to Phar-Mor, which resignations shall be effective as of the Effective Date.

    (j) Termination of Rights Agreement. Effective on or before the Effective Date, the ShopKo Board shall have terminated the Rights Agreement dated July 3, 1996, between ShopKo and Norwest Bank Minnesota, National Association, and evidence of such termination shall be submitted to Phar-Mor at Closing.

  5.3 ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF SHOPKO. The obligations of ShopKo to effect the Reorganization are also subject to the satisfaction or waiver of each of the following conditions, as determined by the ShopKo Board:

    (a) Agreements. Phar-Mor shall have performed in all material respects each covenant, agreement, obligation and condition to be performed or complied with by it hereunder on or prior to the Effective Date.

    (b) Representations and Warranties. The representations and warranties of Phar-Mor set forth in this Agreement shall be true and correct in all material respects at and as of the Effective Date as if made at and as of such time, except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall have been true and correct in all material respect as of such date.

    (c) Officer's Certificate. ShopKo shall have received a certificate, dated as of the Effective Date, of the President or a Vice President of Phar-Mor to the effect that, to the best of the knowledge, information and belief of such officer, the conditions specified in paragraphs (a) and (b) above have been fulfilled.

    (d) Lack of Adverse Change. Since the date hereof, there shall have been no Phar-Mor Material Adverse Effect.

    (e) Consents from Third Parties. All necessary consents set forth on
  Schedule 5.3 in connection with the transactions contemplated by this Agreement shall have been received.

    (f) Tax Effect of the Reorganization. ShopKo shall have received an opinion dated as of the Effective Date from Sidley & Austin, special counsel for ShopKo, to the effect that the Reorganization will be treated, for federal income tax purposes, as a tax-free transfer of property to Parent by the holders of ShopKo Common Shares, to the extent such holders receive Parent Common Shares in the Reorganization.

    (g) Letters from Accountants. ShopKo shall have received two letters, one dated as of the date the Proxy Statement is mailed to the shareholders of Phar-Mor and the other dated as of the Effective Date, from Deloitte & Touche confirming that they are independent accountants with respect to Phar-Mor and its Subsidiaries, and stating in effect that (i) in their opinion the financial statements examined by them and included or incorporated by reference in the Proxy Statement comply as to form in all material respects with the applicable accounting requirements of the Securities Act, the Exchange Act and the published rules and regulations thereunder, and (ii) on the basis of a reading of the latest available interim financial statements of Phar-Mor and its Subsidiaries, inquiries of officials of Phar-Mor and its Subsidiaries responsible for financial and accounting matters, and a reading of the minutes of Phar-Mor and its Subsidiaries as set forth in the minute books to a specified day not more than five days prior to the date of delivery of such letter, nothing came to their attention that caused them to believe that:

      (i) any unaudited consolidated condensed financial statements of Phar-Mor and its Subsidiaries in the Proxy Statement do not comply as to form in all material respects with the applicable accounting requirements of the Securities Act and the published rules and regulations thereunder and are not in conformity with generally accepted accounting principles applied on a basis substantially consistent with that of the most recent Phar-Mor audited financial statements included in the Proxy Statement;

      (ii) any unaudited consolidated financial statements of Phar-Mor and its Subsidiaries prepared subsequent to the date of the Proxy Statement are not prepared on a basis substantially consistent with that of the most recent Phar-Mor audited financial statements included in the Proxy Statement; and

      (iii) for the period subsequent to the date of the latest available unaudited consolidated financial statements of Phar-Mor and its Subsidiaries and as of a specified date not more than five (5) days prior to the date of delivery of such letter, there was any change in capital stock and any increases in consolidated long-term debt or any decrease in consolidated net assets as compared with amounts shown on the most recent Phar-Mor unaudited balance sheet included in the Proxy Statement, except for any change, increase or decrease which the Proxy Statement discloses has occurred or may occur;

    (h) Phar-Mor Exchange. The Phar-Mor Exchange shall be consummated, in accordance with the provisions hereof (without amendment, variance or waiver of any provision unless approved in writing by ShopKo) as of the Effective Date, simultaneously with consummation of the ShopKo Exchange.

                                  ARTICLE VI

                       Termination, Amendment and Waiver

  6.1 TERMINATION. This Agreement may be terminated at any time prior to the Effective Date:

    (a) by mutual consent of the Phar-Mor Board and the ShopKo Board;

    (b) by the Phar-Mor Board or the ShopKo Board (i) if the Effective Date shall not have occurred on or before March 31, 1997; (ii) if any state or federal law, order, rule or regulation is adopted or issued, which has the effect, as supported by the written opinion of outside counsel for such party, of prohibiting the Reorganization or the Parent Buy Back or (iii) if any court of competent jurisdiction in the United States or any State shall have issued an order, judgment or decree permanently restraining, enjoining or otherwise prohibiting the Reorganization or the Parent Buy Back, and such order, judgment or decree shall have become final and nonappealable;

    (c) by the Phar-Mor Board or the ShopKo Board if at the Phar-Mor Special Meeting or the ShopKo Special Meeting (including any adjournment thereof), the Phar-Mor Plan or the ShopKo Plan, respectively, shall fail to be approved and adopted by the votes referred to in Section 5.1;

    (d) by the Phar-Mor Board prior to the date originally set forth in the Proxy Statement for the ShopKo Special Meeting if the Exchange Ratio, as adjusted, shall be greater than 3.140, unless ShopKo agrees, by written notice delivered to Phar-Mor within three (3) days after the end of the Pricing Period, that the Exchange Ratio shall be set at 3.140;

    (e) by the ShopKo Board prior to the date originally set forth in the Proxy Statement for the ShopKo Special Meeting if the Exchange Ratio, as adjusted, shall be less than 1.895, unless Phar-Mor agrees, by written notice delivered to ShopKo within three (3) days after the end of the Pricing Period, that the Exchange Ratio shall be set at 1.895;

    (f) by the Phar-Mor Board in the event there has been a material breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of ShopKo and such breach has not been cured within ten (10) business days after notice thereof to ShopKo; provided, that Phar-Mor is not in material breach of the terms of this Agreement; and provided further, that no cure period shall be required for a breach which by its nature cannot be cured;

    (g) by the ShopKo Board in the event there has been a material breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Phar-Mor and such breach has not been cured within ten (10) business days after notice thereof to Phar-Mor; provided, that ShopKo is not in material breach of the terms of this Agreement; and provided further, that no cure period shall be required for a breach which by its nature cannot be cured;

    (h) by ShopKo, upon five days' prior written notice to Phar-Mor, if, as a result of a tender offer by a party other than Phar-Mor or any of its affiliates or any written offer or proposal with respect to a merger or sale of a material portion of its assets or other business combination (each, a "Business Combination") by a party other than Phar-Mor or any of its affiliates, the ShopKo Board determines in good faith that its fiduciary obligations under applicable law require that such tender offer or other written offer or proposal be accepted; provided, however, that (i) the ShopKo Board shall have been advised in writing by outside counsel that notwithstanding a binding commitment to consummate an agreement of the nature of this Agreement entered into in the proper exercise of their applicable fiduciary duties, such fiduciary duties would also require the directors to reconsider such commitment as a result of such tender offer or other written offer or proposal; and (ii) prior to any such termination, ShopKo shall, and shall cause its respective financial and legal advisors to, negotiate in good faith with Phar-Mor to make such adjustments in the terms and conditions of this Agreement as would enable ShopKo to proceed with the transactions contemplated herein; provided, further, that ShopKo and Phar-Mor acknowledge and affirm that notwithstanding anything in this
  Section 6.1(h) to the contrary, the parties hereto intend this Agreement to be an exclusive agreement and, accordingly, nothing in this Agreement is intended to constitute a solicitation of an offer or proposal for a Business Combination, it being acknowledged and agreed that any such offer or proposal would interfere with the strategic advantages and benefits which the parties expect to derive from the Reorganization;

    (i) by Phar-Mor, upon five days' prior written notice to ShopKo if, as a result of a tender offer by a party other than ShopKo or any of its affiliates or any written offer or proposal with respect to a Business Combination by a party other than ShopKo or any of its affiliates, the Phar-Mor Board determines in good faith that its fiduciary obligations under applicable law require that such tender offer or other written offer or proposal be accepted; provided, however, that (i) the Phar-Mor Board shall have been advised in writing by outside counsel that notwithstanding a binding commitment to consummate an agreement of the nature of this Agreement entered into in the proper exercise of their applicable fiduciary duties, such fiduciary duties would also require the directors to reconsider such commitment as a result of such tender offer or other written offer or proposal; and (ii) prior to any such termination, Phar-Mor shall, and shall cause its respective financial and legal advisors to, negotiate in good faith with ShopKo to make such adjustments in the terms and conditions of this Agreement as would enable Phar-Mor to proceed with the transactions contemplated herein; provided, further, that ShopKo and Phar-Mor acknowledge and affirm that notwithstanding anything in this
  Section 6.1(i) to the contrary, the parties hereto intend this Agreement to be an exclusive agreement and, accordingly, nothing in this Agreement is intended to constitute a solicitation of an offer or proposal for a Business Combination, it being acknowledged and agreed that any such offer or proposal would interfere with the strategic advantages and benefits which the parties expect to derive from the Reorganization;

    (j) by ShopKo, if the Phar-Mor Board (i) shall withdraw or modify in any manner adverse to ShopKo its approval of this Agreement and the transactions contemplated hereby or its recommendation to its shareholders regarding the approval of this Agreement, (ii) shall fail to reaffirm such approval or recommendation upon the reasonable request of ShopKo, (iii) shall approve or recommend any acquisition by a third party of Phar-Mor or a material portion of its assets or any tender offer for the Phar-Mor Common Shares, or (iv) shall resolve to take any of the actions specified in clause (i), (ii) or (iii); provided, however, that ShopKo and Phar-Mor acknowledge and affirm that notwithstanding anything in this Section 6.1(j) to the contrary, the parties hereto intend this Agreement to be an exclusive agreement and, accordingly, nothing in this Agreement is intended to constitute a solicitation of an offer or proposal for a Business Combination, it being acknowledged and agreed that any such offer or proposal would interfere with the strategic advantages and benefits which the parties expect to derive from the Reorganization; and

    (k) by Phar-Mor, if the ShopKo Board (i) shall withdraw or modify in any manner adverse to Phar-Mor its approval of this Agreement and the transactions contemplated hereby or its recommendation to its shareholders regarding the approval of this Agreement, (ii) shall fail to reaffirm such approval or recommendation upon the reasonable request of Phar-Mor, (iii) shall approve or recommend any acquisition by a third party of ShopKo or a material portion of its assets or any tender offer for the ShopKo Common Shares or (iv) shall resolve to take any of the actions specified in clause
  (i), (ii) or (iii); provided, however, that ShopKo and Phar-Mor acknowledge and affirm that notwithstanding anything in this Section 6.1(k) to the contrary, the parties hereto intend this Agreement to be an exclusive agreement and, accordingly, nothing in this Agreement is intended to constitute a solicitation of an offer or proposal for a Business Combination, it being acknowledged and agreed that any such offer or proposal would interfere with the strategic advantages and benefits which the parties expect to derive from the Reorganization.

  6.2 EFFECT OF TERMINATION.

  (a) In the event of termination of this Agreement as provided in Sections 6.1(a) through 6.1(e), this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Phar-Mor or ShopKo or their respective officers or directors; provided, however, that nothing in this section shall release any party hereto from liability for any breach of this Agreement.

  (b) In the event of termination of this Agreement as a result of a material breach thereof by ShopKo, on the one hand, or Phar-Mor, on the other, the breaching party shall reimburse the non-breaching party for all expenses, fees, financing commitments and other costs incurred by or on behalf of the non-breaching party in connection with the Reorganization and the Parent Buy-Back not in excess of $500,000, which remedy shall be in addition to, and not in lieu of, all other remedies which the non-breaching party may have. In addition to the foregoing:

    (i) if this Agreement is terminated prior to the Effective Date as provided in Section 6.1(f) and, prior to such termination, a ShopKo Triggering Event shall have occurred, ShopKo shall pay Phar-Mor a fee of $15 million payable in cash, plus any expenses identified in Section 6.2(b); and

    (ii) if this Agreement is terminated prior to the Effective Date as provided in Section 6.1(g) and prior to such termination, a Phar-Mor Triggering Event shall have occurred, Phar-Mor shall pay ShopKo a fee of $3 million payable in cash, plus any expenses identified in Section 6.2(b).

    (iii) If this Agreement is terminated (i) at such time that this Agreement is terminable pursuant to one of Section 6.1(h) or Section 6.1(i) but not the other, or (ii) is terminated pursuant to Section 6.1(j) or
  Section 6.1(k), then (A) in the event of a termination pursuant to Section 6.1(i) or Section 6.1(j) Phar-Mor shall pay to ShopKo, and (B) in the event of a termination pursuant to Section 6.1(h) or Section 6.1(k), ShopKo shall pay to Phar-Mor, promptly (but not later than five business days after such notice is received pursuant to Section 6.1(h) or Section 6.1(i) or is given pursuant to Section 6.1(j) or Section 6.1(k)) an amount equal to $15 million in cash if required to be paid by ShopKo and $3 million in cash if required to be paid by Phar-Mor, plus in each case cash in an amount equal to all documented out-of-pocket expenses and fees incurred by the other party (including, without limitation, fees and expenses payable to all legal, accounting, financial, public relations and other professional advisors arising out of, in connection with or related to the Reorganization or the transactions contemplated by this Agreement) not in excess of $500,000.

  A "ShopKo Triggering Event" shall mean: (i) the acceptance in writing by ShopKo of any Business Combination proposal; (ii) the recommendation by the ShopKo Board not to oppose any tender offer for capital stock of ShopKo by a third party; (iii) a withdrawal or material modification by the ShopKo Board of its authorization, approval or recommendation to the shareholders of ShopKo with respect to the ShopKo Plan or the failure by the ShopKo Board to approve or take steps necessary to consummate the Reorganization; or (iv) the acquisition by any person, entity or group (as the term is used in Section 13(d)(3) of the Exchange Act ("Section 13(d)(3)"), other than Supervalu, of beneficial ownership with respect to more than twenty percent (20%) of the ShopKo Common Shares. A "Phar-Mor Triggering Event" shall mean (i) the acceptance in writing by Phar-Mor of any Business Combination proposal; (ii) the recommendation of the Phar-Mor Board not to oppose any tender offer for capital stock of Phar-Mor by a third party; (iii) a withdrawal or material modification by the Phar-Mor Board of its authorization, approval or recommendation to the shareholders of Phar-Mor with respect to the Phar-Mor Plan or the failure by the Phar-Mor Board to approve or take steps necessary to consummate the Reorganization; or (iv) the acquisition by any person, entity or group (as the term is used in Section 13(d)(3)), other than Hamilton Morgan and its affiliates, of beneficial ownership with respect to more than twenty percent (20%) of the Phar-Mor Common Shares.

  (c) The parties agree that the agreements contained in this Section 6.2(b) are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty. If one party fails to pay promptly to the other any expense and/or fee due hereunder, the defaulting party shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee at the publicly announced prime rate of Citibank, N.A. from the date such fee was required to be paid.

  (d) Notwithstanding anything herein to the contrary, the aggregate amount payable by Phar-Mor and its affiliates pursuant to Section 6.2(b) shall not exceed $3.5 million and the aggregate amount payable by ShopKo and its affiliates pursuant to Section 6.2(b) shall not exceed $15.5 million.

  6.3 AMENDMENT. This Agreement may be amended by an instrument in writing approved by the Phar-Mor Board and the ShopKo Board and signed on behalf of each of the parties hereto; provided, however, that after adoption of this Agreement and the Reorganization by the shareholders of Phar-Mor or ShopKo, no such amendment may be made without the further approval of such approving shareholders except to the extent permitted by Minnesota Law or Pennsylvania Law, as applicable.

  6.4 WAIVER. At any time prior to the Effective Date, whether before or after the Phar-Mor Special Meeting or the ShopKo Special Meeting, Phar-Mor, by action taken by the Phar-Mor Board, or ShopKo, by action taken by the ShopKo Board, may (i) extend the time for the performance of any of the obligations or other acts of any other party hereto or (ii) waive compliance with any of the agreements of any other party or with any conditions to its own obligations. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party by a duly authorized officer.

                                  ARTICLE VII

                              General Provisions

  7.1 NO SURVIVAL OF REPRESENTATIONS AND WARRANTIES. None of the representations and warranties of Phar-Mor or ShopKo contained in Article II shall survive Closing. This Section 7.1 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Date.

  7.2 NOTICES. All notices and other communications hereunder shall be in writing (including telex or similar writing) and shall be deemed given if delivered in person or by messenger, cable, telegram or telex or facsimile transmission or by a reputable overnight delivery service which provides for evidence of receipt to the parties at the following addresses or telecopier numbers (or at such other address, or telecopy number for a party as shall be specified by like notice):

    (a) if to ShopKo, to:

      ShopKo Stores, Inc.
      700 Pilgrim Way
      P.O. Box 19060
      Green Bay, WI 54307-9060
      Attn: Richard J. Schepp

      with a copy to:

      Randall J. Erickson, Esq.
      Godfrey & Kahn, S.C.
      780 North Water Street
      Milwaukee, WI 53202-3590

      and

      Thomas A. Cole, Esq.
      Sidley & Austin
      One First National Plaza
      Chicago, IL 60603

    (b) if to Phar-Mor or Parent, to:

      Phar-Mor, Inc.
      20 Federal Plaza West
      Youngstown, OH 44501-0400
      Attn: John R. Ficarro, General Counsel

      with a copy to:

      Morris F. DeFeo, Jr., Esq.
      Swidler & Berlin, Chartered
      3000 K Street, N.W.
      Washington, D.C. 20007-5116

  7.3 ENTIRE AGREEMENT. This Agreement (including the Exhibits and Schedules hereto and the documents and the instruments referred to herein and therein), constitutes the entire agreement and supersedes all prior and contemporaneous agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

  7.4 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the principles of conflicts of law of such state, and, to the extent applicable, Minnesota Law and Pennsylvania Law.

  7.5 VALIDITY. The invalidity or unenforceability of any provisions of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, each of which shall remain in full force and effect.

  7.6 ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto, whether by operation of law or otherwise, without the express prior written consent of each of the other parties hereto. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors, heirs, legal representatives and permitted assigns.

  7.7 NO THIRD PARTY BENEFICIARIES. Except for the provisions in Section 4.13 concerning indemnification, which are intended for the benefit only of those Persons specified therein, Section 1.7 concerning Independent Directors, which are intended for the benefit of the ShopKo Board and the Phar-Mor Board as specified in such section, and Section 5.1(i), which, in addition to the parties hereto, is also intended for the benefit of Supervalu, this Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

  7.8 SEVERABILITY. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

  7.9 INCORPORATION OF EXHIBITS AND SCHEDULES. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof as if more fully set forth herein.

  7.10 INTERPRETATION. When reference is made in this Agreement to Annexes, Exhibits or Sections, such reference shall be to an Annex, Exhibit to or Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

  7.11 COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

  In Witness Whereof, ShopKo, Phar-Mor and Parent have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first above written.

                                          ShopKo Stores, Inc.


                                          By:       /s/ Dale P. Kramer
                                             ----------------------------------
                                             Name:Dale P. Kramer
                                             Title: President and Chief
                                             Executive Officer

                                          Phar-Mor, Inc.


                                          By:       /s/ Robert M. Haft
                                             ----------------------------------
                                             Name:Robert M. Haft
                                             Title: Chairman of the Board and
                                                    Chief Executive Officer

                                          Cabot Noble, Inc.


                                          By:       /s/ Robert M. Haft
                                             ----------------------------------
                                             Name:Robert M. Haft
                                             Title: Chairman of the Board and
                                                    Chief Executive Officer

                              FIRST AMENDMENT TO
                     AGREEMENT AND PLAN OF REORGANIZATION

  THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF REORGANIZATION (this "Amendment"), is made and entered into as of the 9th day of October 1996, by and among Phar-Mor, Inc., a Pennsylvania corporation ("Phar-Mor"), ShopKo Stores, Inc., a Minnesota corporation ("ShopKo"), and Cabot Noble, Inc., a Delaware corporation ("Parent").

                                   RECITALS

  WHEREAS, Phar-Mor, ShopKo and Parent (together, the "Parties") have entered into an Agreement and Plan of Reorganization dated as of September 7, 1996 (the "Agreement") pursuant to which, among other things, Phar-Mor and ShopKo have agreed, subject to the satisfaction of certain covenants and conditions, to a business combination pursuant to which each would become separate wholly owned subsidiaries of Parent; and

  WHEREAS, the Parties wish to amend the Agreement.

  NOW, THEREFORE, in consideration of the premises and the mutual promises and agreements made herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

    I. DEFINITIONS. Unless otherwise defined in this Amendment, all capitalized terms shall have the meanings given such terms in the Agreement.

    II. AMENDED EXHIBITS. Exhibit B to the Agreement, the Form of Revised Certificate of Incorporation of Cabot Noble, and Exhibit H to the Agreement, the Stock Purchase Agreement, are hereby deleted in their entirety and replaced with Exhibit B and Exhibit H respectively, attached hereto.

    III. AMENDMENT TO ARTICLE I. Article I of the Agreement is hereby amended by deleting Section 1.7 in its entirety and replacing it with the following:

    1.7 Board of Directors of Parent; Committees. The parties hereby agree that (i) the current members of the Phar-Mor Board, (ii) Dale P. Kramer, and (iii) two individuals selected by the ShopKo Board at least one of whom
  (A) is not affiliated with ShopKo, Supervalu, Phar-Mor or Hamilton Morgan (an "Independent Director") and (B) is selected in consultation with Heidrick & Struggles, New York (or such other nationally recognized executive search firm as may be approved by Phar-Mor and ShopKo) (collectively, the "ShopKo Designees"), shall serve as members of the Parent Board from and after the Effective Date (or from such later date as ShopKo Designees are appointed pursuant to the provisions hereof), until their respective successors are duly elected or appointed and qualified in the manner provided in the By-Laws of Parent, or as otherwise provided by law; provided that the ShopKo Board shall use reasonable efforts to designate the ShopKo Designees before the Effective Date; and provided further, that to the extent such ShopKo Designees are not designated on or before the Effective Date, the right of ShopKo to appoint such designee as contemplated by this Section 1.7 shall be enforceable by those Persons who are members of the ShopKo Board as of the date of this Agreement. The ShopKo Designees shall be subject to approval by the members of the Phar-Mor Board who are not also officers or employees of Phar-Mor or affiliates of Hamilton Morgan. Any individual selected by the Phar-Mor Board to fill any vacancy on the Phar-Mor Board shall be selected in consultation with Heidrick & Struggles, New York (or such other nationally recognized executive search firm as may be approved by Phar-Mor and ShopKo), and shall be an individual that (i) is neither an officer or employee of Phar-Mor nor an affiliate of Hamilton Morgan, and (ii) is approved by the members of the ShopKo Board who are not also officers or employees of ShopKo or Supervalu, directors of Supervalu or otherwise affiliated with Supervalu. The Parent Board shall be classified into three classes of approximately equal size, with an equal number of Independent Directors serving in each class to the extent possible. The Parent Board shall establish a Compensation Committee and Audit Committee which shall consist of two or more Independent Directors selected by the Parent Board. The entire Parent Board shall serve as its Nominating Committee.

                                     A-I-1

    IV. AMENDMENTS TO ARTICLE IV. Article IV of the Agreement is hereby amended by deleting Subsection 4.2(b) in its entirety and replacing it with the following:

      (b) Phar-Mor shall, as soon as reasonably practicable after the date hereof, (i) take all steps necessary to call, give notice of, convene and hold a special meeting of its shareholders ("Phar-Mor Special Meeting") for the purpose of securing the approval and adoption of the Phar-Mor Plan by the holders of a majority of the Phar-Mor Common Shares represented at the Phar-Mor Special Meeting (or any adjournments thereof) at which a quorum is present, in person or by proxy, and entitled to vote ("Phar-Mor Shareholders' Approval"), (ii) distribute to its shareholders the Proxy Statement in accordance with applicable federal and state law and its articles of incorporation and by-laws,
    (iii) subject to the fiduciary duties of the Phar-Mor Board, recommend to its shareholders the approval of the Phar-Mor Plan, and (iv) cooperate and consult with ShopKo with respect to each of the foregoing matters.

    V. AMENDMENT TO ARTICLE V. Article V of the Agreement is hereby amended by deleting Subsection 5.1(i) in its entirety and replacing it with the following:

      (i) Parent Buy Back. At the Effective Date, there shall exist no condition of circumstance that would reasonably be expected to prevent or delay the consummation of the transactions contemplated in that certain Stock Purchase Agreement among Parent, Supervalu and Supermarket, dated as of the date of this Agreement, a copy of which is attached hereto as Exhibit H (the "Stock Purchase Agreement"), pursuant to which, immediately following the consummation of the Reorganization, Parent will on the Effective Date acquire 90% of the Parent Common Shares received by Supermarket as a result of the Reorganization (the "Parent Buy Back"). All documentation, payments and deliveries necessary to consummate the Parent Buy Back pursuant to the terms of the Stock Purchase Agreement shall be completed at or before Closing and held in escrow pending the Effective Date. Without limiting the foregoing, at the Effective Date, Parent shall have received a financing commitment or other reasonable assurances from one or more underwriters, placement agents, banks or other financing sources, which may include the credit facilities referred to in Section 5.1(g) (on terms and conditions reasonably acceptable to each of Parent, Phar-Mor and ShopKo) that Parent (together with its Subsidiaries from and after the Effective Date) may obtain financing of at least $75 million (the "Parent Buy-Back Financing"), and all documents and deliveries necessary to consummate such financing shall be completed at or before Closing and held in escrow pending the Effective Date. Notwithstanding any provisions to the contrary, the conditions set forth in this
    Section 5.1(i) may not be waived without the prior written consent of Supervalu, which consent may not be unreasonably withheld or delayed.

    VI. RATIFICATION. Except as expressly amended by this Amendment, the Agreement shall remain in full force and effect and the Agreement is hereby ratified and confirmed as of the date first written above.

    VII. GOVERNING LAW. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the principles of conflicts of law of such state.

    VIII. COUNTERPARTS. This Amendment may be executed in multiple counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

    IX. RESTATEMENT. This Amendment may be incorporated into an amended and restated version of the Agreement, which Agreement as amended and restated shall be the Agreement and Plan of Reorganization dated as of September 7, 1997, as amended and restated as of October 9, 1996.

    X. CORPORATE AUTHORITY. Each of Parent, ShopKo and Phar-Mor represents that it has taken all necessary action to authorize the execution, delivery and performance of this Amendment.

              [THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

                                     A-I-2

  IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

                                          ShopKo Stores, Inc.

                                                       /s/ Dale P. Kramer
                                          By: _________________________________
                                              Name:  Dale P. Kramer
                                              Title: President and Chief
                                                     Executive Officer

                                          Phar-Mor, Inc.

                                                       /s/ Robert M. Haft
                                          By: _________________________________
                                              Name:  Robert M. Haft
                                              Title: Chairman of the Board and
                                                     Chief Executive Officer


                                          Cabot Noble, Inc.

                                                       /s/ Robert M. Haft
                                          By: _________________________________
                                              Name:  Robert M. Haft
                                              Title: Chairman of the Board and
                                                     Chief Executive Officer

                                     A-I-3

                                                                        ANNEX B

                                                                October 9, 1996

Board of Directors
ShopKo Stores, Inc.
700 Pilgrim Way
Green Bay, WI 54307-9060

Members of the Board:

  You have requested our opinion as to the fairness, from a financial point of view, to the holders of Common Stock, par value $.01 per share ("ShopKo Common Stock"), of ShopKo Stores, Inc. ("ShopKo") other than Supermarket Operators of America, Inc. ("Supermarket") (such holders, collectively, the "Public Stockholders"), of the Exchange Ratio (as defined below) to be used in the proposed transaction (the "Transaction") among Cabot-Noble, Inc. ("Parent"), ShopKo and Phar-Mor, Inc. ("Phar-Mor"). As part of the Transaction (i) each issued and outstanding share of ShopKo Common Stock (other than shares owned by ShopKo, Phar-Mor or any of their subsidiaries) will be deemed to be exchanged (the "ShopKo Exchange") for 2.4 shares of Common Stock, par value $.01 per share ("Parent Common Stock"), of Parent, subject to certain adjustments (the "Exchange Ratio") as set forth in the Agreement and Plan of Reorganization dated September 7, 1996, to be entered into among Parent, ShopKo and Phar-Mor, as to be amended in accordance with the October 9, 1996, draft first amendment to the Agreement and Plan of Reorganization (the "Agreement"), (ii) each issued and outstanding share of Common Stock, par value $.01 per share, of Phar-Mor (other than shares owned by ShopKo, Phar-Mor or any of their subsidiaries) will be exchanged (the "Phar-Mor Exchange", and together with the ShopKo Exchange, the "Exchanges") for one share of Parent Common Stock and (iii) immediately following the consummation of the Exchanges, ninety percent (90%) of the shares of Parent Common Stock held by Supermarket as a result of the deemed exchange set forth in clause (i) above will be purchased by Parent in exchange for (a) cash in the amount of approximately $183.2 million and (b) a promissory note with an aggregate principal amount of $40.4 million which will mature on January 31, 1997.

  In connection with rendering our opinion, we have reviewed certain publicly available information concerning ShopKo and Phar-Mor and certain other financial information concerning ShopKo and Phar-Mor, including financial forecasts, that were provided to us by ShopKo and Phar-Mor, respectively. We have also received financial forecasts for Phar-Mor which were prepared by ShopKo management by making adjustments to the forecasts prepared by Phar-Mor management. We were not requested to and did not solicit third party indications of interests in ShopKo. However, in arriving at our opinion, we have considered information provided to us by ShopKo as to efforts made to solicit indications of interest from third parties. We have discussed the past and current business operations and financial condition of ShopKo and Phar-Mor with certain officers and employees of ShopKo and Phar-Mor, respectively. We have also considered such other information, financial studies, analyses, investigations and financial, economic and market criteria that we deemed relevant.

  In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the information reviewed by us, and we have not assumed any responsibility for independent verification of such information. With respect to the financial forecasts of ShopKo and Phar-Mor, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgements of the respective managements of ShopKo or Phar-Mor as to the future financial performance of ShopKo or Phar-Mor, respectively, and we express no opinion with respect to such forecasts or the assumptions on which they are based. We are also aware that ShopKo has paid regular quarterly dividends in recent years and that Parent does not intend to pay cash dividends for the foreseeable future. We have assumed that the synergies that the management of ShopKo and Phar-Mor have projected will result from the Transaction will be realized. We have not made or obtained or assumed any responsibility for making or obtaining any independent evaluations or appraisals of any of the assets (including properties and facilities) or liabilities of ShopKo or Phar-Mor.

  Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof. Our opinion as expressed below does not imply any conclusion as to the likely trading range for shares of Parent Common Stock following the consummation of the Transaction, which may vary depending upon, among other factors, changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities. Our opinion does not address ShopKo's underlying business decision to effect the Transaction. Our opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio to the Public Stockholders and does not constitute a recommendation concerning how such holders should vote with respect to the Transaction.

  We have acted as financial advisor to the Board of Directors of ShopKo in connection with the Transaction and will receive a fee for our services, payment of which is contingent upon consummation of the Transaction. In the ordinary course of business, we may actively trade the securities of ShopKo and Phar-Mor for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Also, we have previously rendered certain investment banking and financial advisory services to ShopKo for which we have received customary compensation.

  Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the Public Stockholders from a financial point of view.

                                          Very truly yours,

                                          Salomon Brothers Inc

                                                                        ANNEX C

                                                              September 5, 1996

Board of Directors
PHAR-MOR, INC.
20 Federal Plaza West
Youngstown, OH 44503

  Re: The proposed transaction pursuant to which (i) shareholders of Phar-Mor, Inc. a Pennsylvania corporation ("Phar-Mor" or the "Company"), and shareholders of ShopKo Stores, Inc., a Minnesota corporation ("ShopKo"), will exchange their shares of Phar-Mor Common Stock, par value $0.01 per share, and ShopKo Common Stock, par value $0.01 per share, respectively, for shares of the Common Stock, par value $0.01 per share of Cabot-Noble, Inc., a Delaware corporation ("Parent"), (ii) ShopKo and Phar-Mor will become wholly owned subsidiaries of Parent, and (iii) immediately following such transactions, Parent will acquire all of the shares of the Common Stock, par value $0.01 per share, ("Parent Common Shares"), received by SuperValu, Inc., a Delaware corporation ("SuperValu"), as a result of the exchange of ShopKo Common Stock for Parent Common Shares (the "Exchange" and, together with the share exchanges and the other transactions contemplated hereby, the "Transaction"); all upon the terms and conditions presently set forth in a draft Agreement and Plan of Reorganization (the "Agreement"), dated September 5, 1996, by and among Phar-Mor, ShopKo, and Parent.

TO THE MEMBERS OF THE BOARD OF DIRECTORS:

  You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of the Company (the "Stockholders") of the consideration to be received by such Stockholders pursuant to the Transaction (the "Consideration"). The terms and conditions of the Transaction are more fully set forth in the Agreement.

  Jefferies & Company, Inc. ("Jefferies"), as part of its investment banking business, is regularly engaged in the evaluation of capital structures, the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services. In the ordinary course of our business, we may trade the securities of Phar-Mor and ShopKo for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in those securities.

  As you are aware, Jefferies will receive a fee for providing this opinion. In addition to delivering this opinion, Jefferies has acted as exclusive financial advisor to Phar-Mor in connection with the Transaction and has actively assisted Phar-Mor in negotiating the terms thereof. Jefferies will receive an additional fee in connection with the consummation of the Transaction for acting in such capacity.

  In conducting our analysis and arriving at the opinion expressed herein, we have reviewed the draft of the Agreement, dated September 5, 1996 (including any Exhibits thereto) and certain financial and other information that was publicly available or furnished to us by Phar-Mor and ShopKo, including certain internal financial analyses, budgets, reports and other information prepared by the respective company's management. We have also held discussions with various members of senior management of the Company and ShopKo concerning each company's historical and current operations, financial conditions and prospects, as well as the strategic and operating benefits anticipated from the business combination. In addition, we have conducted such other reviews, analyses and inquiries relating to ShopKo and Phar-Mor as we considered appropriate in rendering this opinion.

  In our review and analysis and in rendering this opinion, we have relied upon, but have not independently investigated or verified, the accuracy, completeness and fair presentation of all financial and other information that was provided to us by Phar-Mor or ShopKo, or that was publicly available to us (including, without limitation, the information described above and the financial projections prepared by Phar-Mor and ShopKo regarding the estimated future performance of the respective companies before and after giving effect to the Transaction). This opinion is expressly conditioned upon such information (whether written or oral) being complete, accurate and fair in all respects.

  With respect to the financial projections provided to and examined by us, we note that projecting future results of any company is inherently subject to vast uncertainty. You have informed us, however, and we have assumed with your permission, that such projections were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the respective managements of the companies as to the future performance of each company. In addition, although we have performed sensitivity analyses thereon, in rendering this opinion we have assumed, with your permission, that each company will perform in accordance with such projections for all periods specified therein. Although such projections did not form the principal basis for our opinion, but rather constituted one of many items that we employed, changes thereto could affect the opinion rendered herein. We have assumed, with your permission, that the Transaction will be a tax free reorganization and will be accounted for under the purchase accounting method.

  We have not been requested to, and did not solicit third party indications of interest in acquiring all or any part of the Company; or make any independent evaluation or appraisal of the assets or liabilities of, nor conducted a comprehensive physical inspection of any of the assets of, Phar-Mor or ShopKo, nor have we been furnished with any such appraisals. Our opinion is based on economic, monetary, political, market and other conditions existing and which can be evaluated as of the date of this opinion (including, without limitation, current market prices of the common stock of the Company and Shopko); however, such conditions are subject to rapid and unpredictable change and such changes could affect the conclusions expressed herein. We have made no independent investigation of any legal matters affecting Phar-Mor or ShopKo, and we have assumed the correctness of all legal and accounting advice given to such parties and their respective boards of directors, including (without limitation) advice as to the accounting and tax consequences of the Transaction to Phar-Mor, ShopKo and their respective stockholders.

  In rendering this opinion we have also assumed, with your permission, that:
(i) the terms and provisions contained in the definitive Agreement (including the Exhibits thereto) will not differ from those contained in the drafts of those documents we have heretofore reviewed; (ii) the conditions to the consummation of the Transaction set forth in the Agreement will be satisfied without material expense; (iii) there is not now, and there will not as a result of the consummation of the transactions contemplated by the Agreement be, any default, or event of default, under any indenture, credit agreement or other material agreement or instrument to which Phar-Mor, ShopKo or any of their respective subsidiaries or affiliates is a party; and (iv) the amount of outstanding net indebtedness of ShopKo immediately after the closing of the Transaction will be approximately $343.2 million.

  Moreover, in rendering the opinion set forth below we note that the consummation of the Transaction is conditioned upon the approval of Phar-Mor's and ShopKo's stockholders, and we are not recommending that Phar-Mor, its Board of Directors, any of its security holders or any other person should take any specific action in connection with the Transaction. Our opinion does not constitute a recommendation of the Transaction over any alternative transactions which may be available to Phar-Mor, and does not address Phar-Mor's underlying business decision to effect the Transaction. Finally, we are not opining as to the market value of the Consideration to be received by the Stockholders or the prices at which any of the securities of Parent may trade upon and following the consummation of the Transaction.

  Based upon and subject to the foregoing, and upon such other matters as we consider relevant, it is our opinion as investment bankers that, as of the date hereof, the Consideration to be received by the Stockholders is fair from a financial point of view.

  It is understood and agreed that this opinion is provided solely for the use of the Board of Directors of Phar-Mor as one element in the Board's consideration of the Transaction, and may not be used for any other purpose, or otherwise referred to, relied upon or circulated, without our prior written consent. Without limiting the foregoing, this opinion does not constitute a recommendation to any Stockholder (or any other person) as to how such person should vote with respect to the Transaction. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof. This opinion may be reproduced in full in any proxy statement mailed to holders of Common Stock in connection with the Transaction but may not otherwise be disclosed publicly in any manner without our prior written approval.

                                       Sincerely,

                                       JEFFERIES & COMPANY, INC.


                                       By: ---------------------------------
                                           Name:  Joseph J. Radecki, Jr.
                                           Title: Executive Vice President

                                                                        ANNEX D

             EXCERPTED FROM THE MINNESOTA BUSINESS CORPORATION ACT

  302A.471 RIGHTS OF DISSENTING SHAREHOLDERS.--Subdivision 1. Actions creating rights. A shareholder of a corporation may dissent from, and obtain payment for the fair value of the shareholder's shares in the event of, any of the following corporate actions:

  (a) An amendment to the articles that materially and adversely affects the rights or preferences of the shares of the dissenting shareholder in that it:

    (1) alters or abolishes a preferential right of the shares;

    (2) creates, alters, or abolishes a right in respect of the redemption of the shares, including a provision respecting a sinking fund for the redemption or repurchase of the shares;

    (3) alters or abolishes a preemptive right of the holder of the shares to acquire shares, securities other than shares, or rights to purchase shares or securities other than shares;

    (4) excludes or limits the right of a shareholder to vote on a matter, or to cumulate votes, except as the right may be executed or limit through the authorization or issuance of securities of an existing or new class or series with similar or different voting rights; except that an amendment to the articles of an issuing public corporation that provides that section 302A.671 does not apply to a control share acquisition does not give rise to the right to obtain payment under this section;

  (b) A sale, lease, transfer, or other disposition of all or substantially all of the property and assets of the corporation, but not including a transaction permitted without shareholder approval in section 301A.661, subdivision 1, or a disposition in dissolution described in section 302A.725, subdivision 2, or a disposition pursuant to an order of a court, or a disposition for cash on terms requiring that all or substantially all of the net proceeds of disposition be distributed to the shareholders in accordance with their respective interests within one year after the date of disposition;

  (c) A plan of merger, whether under this chapter or under chapter 322B, to which the corporation is a party, except as provided in subdivision 3;

  (d) A plan of exchange, whether under this chapter or under chapter 322B, to which the corporation is a party as the corporation whose shares will be acquired by the acquiring corporation, if the shares of shareholder are entitled to be voted on the plan; or

  (e) Any other corporate action taken pursuant to a shareholder vote with respect to which the articles, the bylaws, or a resolution approved by the board directs that dissenting shareholders may obtain payment for their shares.

  Subd. 2. Beneficial owners. (a) A shareholder shall not assert dissenters' rights as to less than all of the shares registered in the name of the shareholder, unless the shareholder dissents with respect to all the shares that are beneficially owned by another person but registered in the name of the shareholder and discloses the name and address of each beneficial owner on whose behalf the shareholder dissents. In that event, the rights of the dissenter shall be determined as if the shares as to which the shareholder has dissented and the other shares were registered in the names of different shareholders.

  (b) A beneficial owner of shares who is not the shareholder may assert dissenters' rights with respect to shares held on behalf of the beneficial owner, and shall be treated as a dissenting shareholder under the terms of this section and section 302A.473, if the beneficial owner submits to the corporation at the time of or before the assertion of the rights a written consent of the shareholder.

  Subd. 3. Rights not to apply. Unless the articles, the bylaws, or a resolution approved by the board otherwise provide, the right to obtain payment under this section does not apply to a shareholder of the surviving corporation in a merger, if the shares of the shareholder are not entitled to be voted on the merger.

  Subd. 4. Other rights. The shareholders of a corporation who have a right under this section to obtain payment for their shares do not have a right at law or in equity to have a corporate action described in subdivision 1 set aside or rescinded, except when the corporate action is fraudulent with regard to the complaining shareholder or the corporation.

  302A.473 PROCEDURES FOR ASSERTING DISSENTERS' RIGHTS.--Subdivision 1. Definitions. (a) For purposes of this section, the terms defined in this subdivision have the meanings given them.

  (b) "Corporation" means the issuer of the shares held by a dissenter before the corporate action referred to in section 302A.471, subdivision 1 or the successor by merger of that issuer.

  (c) "Fair value of the shares" means the value of the shares of a corporation immediately before the effective date of the corporate action referred to in section 302A.471, subdivision 1.

  (d) "Interest" means interest commencing five days after the effective date of the corporate action referred to in section 302A.471, subdivision 1 up to and including the date of payment, calculated at the rate provided in section
549.09 for interest on verdicts and judgments.

  Subd. 2. Notice of action. If a corporation calls a shareholder meeting at which any action described in section 302A.471, subdivision 1 is to be voted upon, the notice of the meeting shall inform each shareholder of the right to dissent and shall include a copy of section 302A.471 and this section and a brief description of the procedure to be followed under these sections.

  Subd. 3. Notice of dissent. If a proposed action must be approved by the shareholders, a shareholder who wishes to exercise dissenters' rights must file with the corporation before the vote on the proposed action a written notice of intent to demand the fair value of the shares owned by the shareholder and must not vote the shares in favor of the proposed action.

  Subd. 4. Notice of procedure; deposit of shares. (a) After the proposed action has been approved by the board and, if necessary, the shareholders, the corporation shall send to all shareholders who have complied with subdivision 3 and to all shareholders entitled to dissent if no shareholder vote was required, a notice that contains:

    (1) The address to which a demand for payment and certificates of certificated shares must be sent in order to obtain payment and the date by which they must be received;

    (2) Any restrictions on transfer of uncertificated shares that will apply after the demand for payment is received;

    (3) A form to be used to certify the date on which the shareholder, or the beneficial owner on whose behalf the shareholder dissents, acquired the shares or an interest in them and to demand payment; and

    (4) A copy of section 302A.471 and this section and a brief description of the procedures to be followed under these sections.

  (b) In order to receive the fair value of the shares, a dissenting shareholder must demand payment and deposit certificated shares or comply with any restrictions on transfer of uncertificated shares within 30 days after the notice was given, but the dissenter retains all other rights of a shareholder until the proposed action takes effect.

  Subd. 5. Payment; return of shares. (a) After the corporate action takes effect or after the corporation receives a valid demand for payment, whichever is later, the corporation shall remit to each dissenting shareholder who has complied with subdivisions 3 and 4 the amount the corporation estimates to be the fair value of the shares, plus interest, accompanied by:

    (1) the corporation's closing balance sheet and statement of income for a fiscal year ending not more than 16 months before the effective date of the corporate action, together with the latest available interim financial statements;

    (2) an estimate by the corporation of the fair value of the shares and a brief description of the method used to reach the estimate; and

    (3) a copy of section 302A.471 and this section, and a brief description of the procedure to be followed in demanding supplemental payment.

  (b) the corporation may withhold the remittance described in paragraph (a) from a person who was not a shareholder on the date the action dissented from was first announced to the public or who is dissenting on behalf of a person who was not a beneficial owner on that date. If the dissenter has complied with subdivisions 3 and 4, the corporation shall forward to the dissenter the materials described in paragraph (a), a statement of the reason for withholding the remittance, and an offer to pay to the dissenter the amount listed in the materials if the dissenter agrees to accept that amount in full satisfaction.

  The dissenter may decline the offer and demand payment under subdivision 6. Failure to do so entitles the dissenter only to the amount offered. If the dissenter makes demand, subdivisions 7 and 8 apply.

  (c) If the corporation fails to remit payment within 60 days of the deposit of certificates or the imposition of transfer restriction on uncertificated shares, it shall return all deposited certificates and cancel all transfer restrictions. However, the corporation may again give notice under subdivision 4 and require deposit or restrict transfer at a later time.

  Subd. 6. Supplemental payment; demand. If a dissenter believes that the amount remitted under subdivision 5 is less than the fair value of the shares plus interest, the dissenter may give written notice to the corporation of the dissenter's own estimate of the fair value of the shares, plus interest, within 3 days after the corporation mails the remittance under subdivision 5, and demand payment of the difference. Otherwise, a dissenter is entitled only to the amount remitted by the corporation.

  Subd. 7. Petition; determination. If the corporation receives a demand under subdivision 6, it shall, within 60 days after receiving the demand, either pay to the dissenter the amount demanded or agreed to by the dissenter after discussion with the corporation or file in court a petition requesting that the court determine the fair value of the shares, plus interest. The petition shall be filed in the county in which the registered office of the corporation is located, except that a surviving foreign corporation that receives a demand relating to the shares of a constituent domestic corporation shall file the petition in the county in this state in which the last registered office of the constituent corporation was located. The petition shall name as parties all dissenters who have demanded payment under subdivision 6 and who have not reached agreement with the corporation. The corporation shall, after filing the petition, serve all parties with a summons and copy of the petition under the rules of civil procedure. Nonresidents of this state may be served by registered or certified mail or by publication as provided by law. Except as otherwise provided, the rules of civil procedure apply to this proceeding. The jurisdiction of the court is plenary and exclusive. The court may appoint appraisers, with powers and authorities the court deems proper, to receive evidence on and recommend the amount of the fair value of the shares. The court shall determine whether the shareholder or shareholders in question have fully complied with the requirements of this section, and shall determine the fair value of the shares, taking into account any and all factors the court finds relevant, computed by any method or combination of methods that the court, in its discretion, sees fit to use, whether or not used by the corporation or by a dissenter. The fair value of the shares as determined by the court is binding on all shareholders, wherever located. A dissenter is entitled to judgment in cash for the amount by which the fair value of the shares as determined by the court, plus interest, exceeds the amount, if any, remitted under subdivision 5, but shall not be liable to the corporation for the amount, if any, by which the amount, if any, remitted to the dissenter under subdivision 5 exceeds the fair value of the shares as determined by the court, plus interest.

  Subd. 8. Costs; fees; expenses. (a) The court shall determine the costs and expenses of a proceeding under subdivision 7, including the reasonable expense and compensation of any appraiser's appointed by the court, and shall assess those costs and expenses against the corporation, except that the court may assess part or all of those costs and expenses against a dissenter whose action in demanding payment under subdivision 6 is found to be arbitrary, vexatious, or not in good faith.

  (b) If the court finds that the corporation has failed to comply substantially with this section, the court may assess all fees and expenses of any experts or attorneys the court deems equitable. These fees and expenses may also be assessed against a person who has acted arbitrarily, vexatiously, or not in good faith in bringing the proceeding, and may be awarded to a party injured by those actions.

  (c) The court may award, in its discretion, fees and expense to an attorney for the dissenters out of the amount awarded to the dissenters, if any.

                                                                        ANNEX E

  The terms of the proposed Combination provide that (i) holders of Phar-Mor Shares will receive one share of Cabot Noble common stock for each share of Phar-Mor Shares owned as of the effective date of the Combination and (ii) holders of ShopKo Shares will receive 2.4 Cabot Noble Shares for each share of ShopKo Shares owned as of the effective date of the Combination, subject to adjustment to the extent that the value of the exchange consideration per ShopKo Share would otherwise fall outside a range of $17.25 to $18.00 based upon an average market price of Phar-Mor Shares (the "ShopKo Exchange Ratio"), determined as follows:

  . If the "Average Closing Price" multiplied by 2.4 is less than $17.25 (i.e. if the Average Closing Price is less than $7.186), the ShopKo Exchange Ratio will be increased to the quotient (taken to the third decimal place) obtained by dividing $17.25 by the Average Closing Price.

  . If the "Average Closing Price" multiplied by 2.4 exceeds $18.00 (i.e., if the Average Closing Price is greater than $7.50), the ShopKo Exchange Ratio will be reduced to the quotient (taken to the third decimal place) obtained by dividing $18.00 by the Average Closing Price.

              Average Closing Price: means the average closing price per share of Phar-Mor common stock for each Nasdaq National Market trading
            day from      , 1997 through and including      , 1997 (the sixth
            trading day preceding the scheduled date of the special meeting of ShopKo shareholders) (the "Pricing Period") as reported for Nasdaq National Market issues in The Wall Street Journal. Cabot Noble, ShopKo and Phar-Mor will issue a joint press release following the termination of the Pricing Period specifying the Average Closing Price and the resulting ShopKo Exchange Ratio.

                                                            PRO FORMA OWNERSHIP OF CABOT NOBLE(4)(5)
                                                           -------------------------------------------
ASSUMED AVERAGE    SHOPKO EXCHANGE RATIO   AGGREGATE VALUE
 CLOSING PRICE    (NUMBER OF CABOT NOBLE    RECEIVED PER       FORMER                       FORMER
  OF PHAR-MOR    SHARES ISSUED IN EXCHANGE  SHOPKO SHARE    SHOPKO PUBLIC                  PHAR-MOR
   SHARES(1)      FOR EACH SHOPKO SHARE)    EXCHANGED(4)    SHAREHOLDERS    SUPERVALU    SHAREHOLDERS
---------------  ------------------------- --------------- --------------- ------------ --------------
    $5.000(2)              3.450(2)            $17.250(2)           77.7%         6.6%          15.7%
     5.250(2)              3.286(2)            $17.250(2)           77.1%         6.5%          16.4%
  ----------------------------------------------------------------------------------------------------
     5.494                 3.140                17.250              76.6%         6.5%          17.0%
     5.500                 3.136               $17.250              76.5%         6.5%          17.0%
     5.750                 3.000                17.250              75.9%         6.4%          17.7%
     6.000                 2.875                17.250              75.4%         6.4%          18.3%
     6.250                 2.760                17.250              74.8%         6.3%          18.9%
     6.500                 2.654                17.250              74.2%         6.3%          19.5%
     6.750                 2.556                17.250              73.7%         6.2%          20.1%
     7.000                 2.464                17.250              73.1%         6.2%          20.7%
     7.186                 2.400                17.250              72.7%         6.1%          21.1%
     7.250                 2.400                17.400              72.7%         6.1%          21.1%
     7.375                 2.400                17.700              72.7%         6.1%          21.1%
     7.500                 2.400                18.000              72.7%         6.1%          21.1%
     7.750                 2.323                18.000              72.2%         6.1%          21.7%
     8.000                 2.250                18.000              71.7%         6.1%          22.2%
     8.250                 2.182                18.000              71.2%         6.0%          22.8%
     8.500                 2.118                18.000              70.7%         6.0%          23.3%
     8.750                 2.057                18.000              70.3%         5.9%          23.8%
     9.000                 2.000                18.000              69.8%         5.9%          24.3%
     9.250                 1.946                18.000              69.3%         5.9%          24.8%
     9.499(3)              1.895(3)             18.000              68.8%         5.8%          25.3%

--------
(1) The prices indicated represent hypothetical Average Closing Prices, are assumed for illustrative purposes only, and will vary with the market price of the Phar-Mor Shares during the Pricing Period.

(2) If the ShopKo Exchange Ratio is greater than 3.140 (i.e., if the Average Closing Price is less than approximately $5.493), the Phar-Mor Board would have the right to terminate the Combination Agreement, unless ShopKo otherwise agrees that the ShopKo Exchange Ratio shall be set at 3.140.

(3) If the ShopKo Exchange Ratio is less than 1.895 (i.e., if the Average Closing Price is greater than approximately $9.501), the ShopKo Board would have the right to terminate the Combination Agreement, unless Phar-Mor otherwise agrees that the ShopKo Exchange Ratio shall be set at 1.895.

(4) If the ShopKo Exchange Ratio is greater than 3.140, and ShopKo agrees that the ShopKo Exchange Ratio shall be set at 3.140, the aggregate value received per ShopKo Share exchange will fluctuate as the Average Closing Price declines below $5.494 per share, as indicated below, and the pro forma ownership of Cabot Noble would be fixed at: ShopKo Public Shareholders (76.5%), Supervalue (6.5%), and Phar-Mor Shareholders (17.0%).

(5)  After giving effect to the Cabot Noble Buy Back.

  If the ShopKo Exchange Ratio is greater than 3.140 and ShopKo agrees that the ShopKo Exchange Ratio shall be set at 3.140, the aggregate value received per ShopKo Share exchanged will decline as the Average Closing Price drops below $5.494, as indicated in the examples below. However, the pro forma ownership of Cabot Noble would be fixed at: ShopKo Public Shareholders (76.5%), supervalu (6.5%), and Phar-Mor Shareholders (17.0%).

                                                               AGGREGATE VALUE
     ASSUMED AVERAGE                                            RECEIVED PER
     CLOSING PRICE OF                                           SHOPKO SHARE
     PHAR-MOR SHARES                                              EXCHANGED
     ----------------                                          ---------------
          $5.000                                                   $15.700
           5.250                                                    16.485

                                                                        ANNEX F

                     RESTATED CERTIFICATE OF INCORPORATION
                                      OF
                               CABOT NOBLE, INC.

  Cabot Noble, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"), hereby certifies that:

  1. The name of the Company is Cabot Noble, Inc.

  2. The date of filing of the Company's original Certificate of Incorporation
was    .

  3. The Restated Certificate of Incorporation of the Company (the "Restated Certificate") attached hereto as Exhibit A was duly adopted in accordance with the provisions of Section 245 of the General Corporation Law of the State of Delaware.

  4. The Restated Certificate so adopted reads in full as set forth in Exhibit A attached hereto and is hereby incorporated by reference.

  In Witness Whereof, Cabot Noble, Inc. has caused this Restated Certificate to be signed by Robert M. Haft, its Chief Executive Officer, and attested by
John R. Ficarro, its Secretary this     day of     1996, and the undersigned
hereby affirm and acknowledge under penalty of perjury that the filing of this Restated Certificate is the act and deed of Cabot Noble, Inc.

                                          _____________________________________
                                                     ROBERT M. HAFT
                                                 CHIEF EXECUTIVE OFFICER

Attest:

_____________________________________
           JOHN R. FICARRO
         ASSISTANT SECRETARY

                                    FORM OF
                     RESTATED CERTIFICATE OF INCORPORATION
                                      OF
                               CABOT NOBLE, INC.

  First. The name of the corporation is Cabot Noble, Inc. (the "Company").

  Second. The address of the Company's registered office in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of the Company's registered agent at such address is The Corporation Trust Company.

  Third. The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware ("DGCL").

  Fourth. Section 1. Authorized Capital Stock. The Company is authorized to issue two classes of capital stock, designated Common Stock and Preferred Stock. The total number of shares of capital stock that the Company is authorized to issue is 250,000,000 shares, consisting of 200,000,000 shares of Common Stock, par value $0.01 per share, and 50,000,000 shares of Preferred Stock, par value $0.01 per share.

  Section 2. Preferred Stock. The Preferred Stock may be issued in one or more series. The Board of Directors of the Company (the "Board") is hereby authorized to issue the shares of Preferred Stock in each series and to fix from time to time before issuance the number of shares to be included in any such series and the designation, relative powers, preferences, and rights and qualifications, limitations, or restrictions of all shares of such series. The authority of the Board with respect to each such series will include, without limiting the generality of the foregoing, the determination of any or all of the following:

    (a) the number of shares of each series and the designation to distinguish the shares of such series from the shares of all other series;

    (b) the voting powers, if any, and whether such voting powers are full or limited in such series;

    (c) the redemption provisions, if any, applicable to such series, including the redemption price or prices to be paid;

    (d) whether dividends, if any, will be cumulative or noncumulative, the dividend rate of such series, and the dates and preferences of dividends on such series;

    (e) the rights of such series upon the voluntary or involuntary dissolution of, or upon any distribution of the assets of, the Company;

    (f) the provisions, if any, pursuant to which the shares of such series are convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock, or any other security, of the Company or any other corporation or other entity, and the price or prices or the rates of exchange applicable thereto;

    (g) the right, if any, to subscribe for or to purchase any securities of the Company or any other corporation or other entity;

    (h) the provisions, if any, of a sinking fund applicable to such series;
  and

    (i) any other relative, participating, optional, or other special powers, preferences, rights, qualifications, limitations, or restrictions thereof;

all as may be determined from time to time by the Board and stated in the resolution or resolutions providing for the issuance of such Preferred Stock (collectively, a "Preferred Stock Designation").

  Section 3. Common Stock. Except as may otherwise be provided in a Preferred Stock Designation, the holders of Common Stock will be entitled to one vote on each matter submitted to a vote at a meeting of stockholders for each share of Common Stock held of record by such holder as of the record date for such meeting.

  Fifth. The Board may make, amend, and repeal the By-Laws of the Company. Any By-Law made by the Board under the powers conferred hereby may be amended or repealed by the Board (except as specified in any such By-Law so made or amended) or by the stockholders in the manner provided in the By-Laws of the Company. Notwithstanding the foregoing and anything contained in this Certificate of Incorporation to the contrary, By-Laws 1, 3(a), 8, 10, 11, 12, 13, and 39 may not be amended or repealed by the stockholders, and no provision inconsistent therewith may be adopted by the stockholders, without the affirmative vote of the holders of Voting Stock (as defined below) having at least 75% of the votes of all Voting Stock, voting together as a single class. The Company may in its By-Laws confer powers upon the Board in addition to the foregoing and in addition to the powers and authorities expressly conferred upon the Board by applicable law. For the purposes of this Restated Certificate, "Voting Stock" means stock of the Company of any class or series entitled to vote generally in the election of Directors. Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the affirmative vote of the holders of Voting Stock having at least 75% of the votes of all Voting Stock, voting together as a single class, is required to amend or repeal, or to adopt any provisions inconsistent with, this Article Fifth.

  Sixth. Subject to the rights of the holders of any series of Preferred
Stock:

    (a) any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of stockholders of the Company and may not be effected by any consent in writing of such stockholders; and

    (b) special meetings of stockholders of the Company may be called only by
  (i) the Chairman of the Board (the "Chairman"), (ii) the Secretary of the Company (the "Secretary") within 10 calendar days after receipt of the written request of a majority of the total number of Directors that the Company would have if there were no vacancies (the "Whole Board"), acting at a duly constituted meeting of the Board and (iii) as provided in By-Law 3.

At any annual meeting or special meeting of stockholders of the Company, only such business will be conducted or considered as has been brought before such meeting in the manner provided in the By-Laws of the Company. Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the affirmative vote of the holders of Voting Stock having at least 75% of the votes of all Voting Stock, voting together as a single class, shall be required to amend or repeal, or adopt any provision inconsistent with, this Article Sixth.

  Seventh. Section 1. Number, Election, And Terms of Directors. Subject to the rights, if any, of the holders of any series of Preferred Stock to elect additional Directors under circumstances specified in a Preferred Stock Designation, the number of the Directors of the Company will not be less than three (3) nor more than sixteen (16) and will be fixed from time to time in the manner described in the By-Laws of the Company. The Directors, other than those who may be elected by the holders of any series of Preferred Stock, will be classified with respect to the term for which they severally hold office into three classes, as nearly equal in number as possible, designated Class I, Class II, and Class III. A majority of the Directors shall be "Independent Directors," as defined in Section 5 of this Article Seventh, and each Class of Directors shall have a number of Independent Directors as nearly equal as possible; provided, that such requirements shall not apply to the Board as constituted pursuant to that certain Agreement and Plan of Reorganization dated as of September 7, 1996, as amended and restated, by and among the Company, Phar-Mor, Inc. and ShopKo Stores, Inc. (the "Initial Board"); and provided further that any Director appointed or elected (i) to fill a vacancy created on the Initial Board (other than a vacancy attributable to a Director who is also at the time such vacancy is created the Chief Executive Officer of the Company) or (ii) upon any increase in the size of the Board, shall be an Independent Director, until such time as a majority of the Directors are Independent Directors. At any meeting of stockholders at which Directors are to be elected, the number of Directors elected may not exceed the greatest number of Directors then in office in any class of Directors. The Directors first elected to Class I will hold office for a term expiring at the annual meeting of stockholders to be held in 1997; the Directors first elected to Class II will hold office for a term expiring at the annual meeting of stockholders to be held in 1998; and the Directors first elected to Class III will hold office for a term expiring at the annual meeting of stockholders to be held in 1999, with the members of each class to hold office until their successors are elected and qualified. At each succeeding annual meeting of the stockholders of the Company, the successors of the class of Directors whose terms expire at that meeting will be elected by plurality vote of all votes cast at such meeting to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Subject to the rights, if any, of the holders of any series of Preferred Stock to elect additional Directors under circumstances specified in a Preferred Stock Designation, Directors may be elected by the stockholders only at an annual meeting of stockholders. Election of Directors of the Company need not be by written ballot unless requested by the Chairman or by the holders of Voting Stock having a majority of the votes of all Voting Stock present in person or represented by proxy at a meeting of the stockholders at which Directors are to be elected.

  Section 2. Nomination of Director Candidates. Advance notice of stockholder nominations for the election of Directors must be given in the manner provided in the By-Laws of the Company.

  Section 3. Newly Created Directorships And Vacancies. Subject to the rights, if any, of the holders of any series of Preferred Stock to elect additional Directors under circumstances specified in a Preferred Stock Designation, newly created directorships resulting from any increase in the number of Directors and any vacancies on the Board resulting from death, resignation, disqualification, removal, or other cause will be filled solely by the affirmative vote of a majority of the remaining Directors then in office acting at a duly constituted meeting of the Board, even though less than a quorum of the Board, or by a sole remaining Director. Any Director elected in accordance with the preceding sentence will hold office until the next annual meeting of stockholders and until such Director's successor has been elected and qualified. No decrease in the number of Directors constituting the Board may shorten the term of any incumbent Director.

  Section 4. Removal. Subject to the rights, if any, of the holders of any series of Preferred Stock to elect additional Directors under circumstances specified in a Preferred Stock Designation, any Director may be removed from office by the stockholders only for cause and only in the manner provided in this Section 4. At any annual meeting or special meeting of the stockholders, the notice of which states that the removal of a Director or Directors is among the purposes of the meeting, the affirmative vote of the holders of Voting Stock having at least 75% of the votes of all Voting Stock, voting together as a single class, may remove such Director or Directors for cause.

  Section 5. Independent Director. "Independent Director" shall mean any individual that (a) is not an affiliate (as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act")) of the Company or an associate (as defined in Exchange Act Rule 12b-2) of such an affiliate (except an individual who is an affiliate of the Company solely because such individual is a Director) or of any corporation, partnership, association or other entity with respect to which the Company owns a majority of the common stock or other equity interests or has the power to vote or direct the voting of a sufficient number of securities or other governing body ("Subsidiary"), and (b) is not, and has not been, an officer or employee, of the Company or a family member of any officer, director or employee of the Company, or any Subsidiary.

  Section 6. Amendment, Repeal, Etc. Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the affirmative vote of holders of Voting Stock having at least 75% of the votes of all Voting Stock, voting together as a single class, is required to amend or repeal, or adopt any provision inconsistent with, this Article Seventh.

  Eighth. To the full extent permitted by the DGCL or any other applicable law currently or hereafter in effect, no Director of the Company will be personally liable to the Company or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a Director of the Company. Any repeal or modification of this Article Eighth will not adversely affect any right or protection of a Director of the Company existing prior to such repeal or modification.

  Ninth. The Company will indemnify each person who is or was or had agreed to become a Director or officer of the Company and, at the Company's option, may indemnify any other person who is or was serving or who had agreed to serve at the request of the Board or an officer of the Company as an employee or agent of the Company or as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other entity, whether for profit or not for profit (including the heirs, executors, administrators, and estate of such person), to the full extent permitted by the DGCL or any other applicable law as currently or hereafter in effect. Without limiting the generality or the effect of the foregoing, the Company may adopt By-Laws, or enter into one or more agreements with any person, which provide for indemnification greater or different than that provided in this Article Ninth or the DGCL. Any amendment or repeal of, or adoption of any provision inconsistent with, this Article Ninth will not adversely affect any right or protection existing hereunder, or arising out of facts occurring, prior to such amendment, repeal, or adoption and no such amendment, repeal, or adoption, will affect the legality, validity, or enforceability of any contract entered into or right granted prior to the effective date of such amendment, repeal, or adoption.

                                                                   ANNEX G

                           CERTAIN PROJECTIONS

GENERAL

  The projections included in this Annex G were prepared during the course of negotiations prior to the execution in September 1996 of the Combination Agreement. The projections set forth below in "Projections Used By Salomon Brothers in its Fairness Opinion" were considered by the ShopKo Board in its initial approval of the ShopKo Plan in September 1996. The projections set forth below in "Projections Used by Jefferies in its Fairness Opinion" were considered by the Phar-Mor Board in its initial approval of the Phar-Mor Plan in September 1996. The projections provided by the managements of ShopKo and Phar-Mor set forth herein have been superseded by the Current Management Projections appearing in "Certain Forward-Looking Information." An explanation of the differences between the Current Management Projections and the Initial Management Projections appears below in "Reconciliation of "Initial' and "Current' Management Projections."

PROJECTIONS USED BY SALOMON BROTHERS IN ITS FAIRNESS OPINION

  Initial Management Projections. During the course of negotiations for the Transaction prior to the execution in September 1996 of the Combination Agreement, (i) ShopKo's management prepared estimates of ShopKo's future financial performance that are set forth below in the Initial ShopKo Management Projections, (ii) Phar-Mor's management prepared estimates of Phar-Mor's future financial performance that are set forth below in the Initial Phar-Mor Management Projections (without reflecting projected new store operations), and (iii) utilizing the Initial ShopKo Management Projections and the Initial Phar-Mor Management Projections, the managements of ShopKo and Phar-Mor jointly prepared estimates of Cabot-Noble's future financial performance that are set forth below in the Initial Cabot Noble Management Projections.

  The Initial Management Projections, while presented with numerical specificity, were based on then current estimates and other assumptions which are inherently subject to significant business, economic and competitive uncertainties, contingencies and risks, all of which are difficult to quantify and many of which are beyond the control of ShopKo or Phar-Mor. Subsequent to the preparation of the Initial Management Projections, Phar-Mor and ShopKo have completed their critical holiday selling seasons and the managements of ShopKo and Phar-Mor have engaged in additional transition and business planning for Cabot Noble. As a result of such planning, certain of the assumptions about combined operations have subsequently been modified. Additionally, changes in the terms of the Transaction effected subsequent to the execution of the Combination Agreement as of September 7, 1996 are not reflected in the Initial Management Projections. Updated projections are set forth above as Current Management Projections in "Certain Forward-Looking Information."

  The Initial Management Projections were not prepared with a view toward public disclosure or complying with the AICPA Guide, nor were they presented in lieu of pro forma historical financial information and, accordingly, were not intended to comply with Rule 11-03 of Regulation S-X. The projections were not, and have not been, examined or compiled by any certified public accountant and, accordingly, no opinion of any certified public accountant, or any other form of opinion, has been expressed.

  The Initial Management Projections have not been independently verified by Salomon Brothers or Jefferies. Inclusion of the Initial Management Projections in this Joint Proxy Statement/Prospectus, which have been superseded by the Current Management Projections appearing in "Certain Forward-Looking Information," should not be regarded as a representation by any person that any of the projected results will be achieved.

  As Adjusted Projections. The adjusted projections shown below are based on the Initial Management Projections with certain adjustments to the Initial Phar-Mor Management Projections made by ShopKo management, and were used by Salomon Brothers in preparing its fairness opinion dated September 7, 1996. Such adjusted projections (the "Adjusted Projections Used By Salomon Brothers") shown below, while presented with numerical specificity, were based upon numerous estimates and other assumptions which are inherently subject to significant business, economic and competitive uncertainties, contingencies and risks, all of which are difficult to quantify and many of which are beyond the control of Cabot Noble, ShopKo and Phar-Mor. Accordingly, there can be no assurance that any of the Adjusted Projections Used By Salomon Brothers will be realized, and it is likely that future results will vary from those set forth below, possibly in material respects. The Adjusted Projections Used By Salomon Brothers include the information set forth below, and have been adjusted based on discussions with ShopKo's management, to include more conservative estimates of sales and other assumptions made in the Initial Phar-Mor Management Projections. Inclusion of the Adjusted Projections Used By Salomon Brothers in this Joint Proxy Statement/Prospectus should not be regarded as a representation by any person that the projected results reflected in the Adjusted Projections Used By Salomon Brothers will be achieved. Neither Phar-Mor, ShopKo nor Cabot Noble intends to update or otherwise publicly revise the Adjusted Projections Used By Salomon Brothers to reflect circumstances existing or developments occurring after the preparation of such projections or to reflect the occurrence of unanticipated events.

  ShopKo Board. The ShopKo Board considered the Initial Management Projections and the Adjusted Projections Used By Salomon Brothers in its initial approval of the ShopKo Plan in September 1996.

CABOT NOBLE PROJECTIONS

  The Initial Cabot Noble Projections have not been independently verified by Salomon Brothers or Jefferies. The Adjusted Projections Used By Salomon Brothers pertaining to Cabot Noble have not been independently verified by Jefferies. The Initial ShopKo Management Projections and the Adjusted Projections Used By Salomon Brothers pertaining to Cabot Noble included the information set forth below:

                                     G-1-1

            CABOT NOBLE PROJECTIONS (USED BY SALOMON BROTHERS)

                   (IN MILLIONS, EXCEPT PER SHARE DATA)

                              INITIAL CABOT NOBLE
                           MANAGEMENT PROJECTIONS(A)
                  --------------------------------------------------------
                    PROJECTED FISCAL YEAR ENDING FEBRUARY(A)
                  --------------------------------------------------------
                  1997(C)       1998        1999        2000        2001
                  --------    --------    --------    --------    --------
Revenues........  $3,408.9    $3,787.7    $4,163.6    $4,621.3    $5,113.2
Gross Profit....     733.4       764.2       804.2       851.7       900.3
Selling, general
 and
 administrative..    539.5       539.4       542.9       560.0       578.4
Adjusted
 EBITDA.........     185.2       215.1       251.2       281.0       310.7
EBIT............     109.5       131.9       164.2       194.0       225.0
Interest
 expense........      62.6        62.6        61.1        58.7        56.7
Net income......      25.8        40.4        61.0        80.5       100.4
Earnings per
 share..........  $   0.49(b) $   0.77(b) $   1.17(b) $   1.54(b) $   1.92(b)
                         AS ADJUSTED PROJECTIONS(A)(D)
                  -----------------------------------------------------------
                    PROJECTED FISCAL YEAR ENDING FEBRUARY(A)
                  -----------------------------------------------------------
                  1997(C)       1998        1999        2000        2001
                  ----------- ----------- ----------- ----------- -----------
Revenues........  $3,393.8    $3,743.5    $4,085.7    $4,512.0    $4,972.7
Gross Profit....     730.6       752.9       785.4       827.2       868.6
Selling, general
 and
 administrative..    537.1       540.1       541.4       555.0       566.9
Adjusted
 EBITDA.........     184.8       203.2       233.9       261.6       290.6
EBIT............     108.9       119.8       146.9       174.4       204.7
Interest
 expense........      62.6        62.7        61.4        59.4        57.9
Net income......      26.3        33.1        50.4        68.3        87.5
Earnings per
 share..........  $   0.50(b) $   0.63(b) $   0.96(b) $   1.31(b) $   1.67(b)

--------

(a) The projections do not include one-time charges to be incurred by ShopKo which were estimated to range from $15.8 million to $17.6 million or $0.30 to $0.34 per share. The charges would be incurred due to changes that would occur as a result of the Combination and are associated with the following:

   Employee related costs....................................... $ 9.5  to $10.0
   Inventory markdown reserves..................................  11.5  to  13.5
   Write-off of computer equipment to be upgraded...............   5.0  to   5.5
                                                                 -----     -----
   Pre-tax impact............................................... $26.0  to $29.0
                                                                 =====     =====
   After-tax impact............................................. $15.8  to $17.6
                                                                 =====     =====
   Impact on earnings per share................................. $0.30  to $0.34
                                                                 =====     =====

(b) Earnings per share were computed on the basis of the 52.3 million weighted average number of outstanding Cabot Noble Shares. To determine the equivalent earnings per ShopKo Share and Phar-Mor Share, respectively, the earnings per share would be multiplied by the applicable exchange ratio (which, with respect to ShopKo, is subject to adjustment) indicated below.

                                INITIAL CABOT NOBLE
                               MANAGEMENT PROJECTIONS   AS ADJUSTED PROJECTIONS
                             -------------------------- ------------------------
                                                                      EQUIVALENT
                                            EQUIVALENT                 EARNINGS
                                  EXCHANGE   EARNINGS        EXCHANGE    PER
                             YEAR  RATIO   PER SHARE(1) YEAR  RATIO    SHARE(1)
                             ---- -------- ------------ ---- -------- ----------
   ShopKo................... 1997   2.23      $1.09     1997   2.23     $1.12
                             1998   2.23      $1.72     1998   2.23     $1.40
                             1999   2.23      $2.61     1998   2.23     $2.14
                             2000   2.23      $3.43     2000   2.23     $2.92
                             2001   2.23      $4.28     2001   2.23     $3.72
   Phar-Mor................. 1997   1.00      $0.49     1997   1.00     $0.50
                             1998   1.00      $0.77     1998   1.00     $0.63
                             1999   1.00      $1.17     1999   1.00     $0.96
                             2000   1.00      $1.54     2000   1.00     $1.31
                             2001   1.00      $1.92     2001   1.00     $1.67

  --------

  (1) The projections did not include one-time charges to be incurred by ShopKo and Phar-Mor outlined in (a) above.

(c) For consistent presentation with later years, fiscal year 1997 gross profit selling, general and administrative expenses should each be reduced by $14.2 million. The restated amounts are as follows:

                                                           INITIAL    ADJUSTED
                                                         PROJECTIONS PROJECTIONS
                                                         ----------- -----------
   Gross Profit.........................................   $719.2      $716.4
   Selling, General and Administrative..................   $525.3      $522.9

(d) See Initial Phar-Mor Management Projections for explanation of adjustments made to Management Projections.

Significant Assumptions to the Initial Cabot Noble Management Projections:


  Basis of Presentation. The projected consolidated statement of operations with respect to the Initial Cabot Noble Management Projections was presented for a fiscal year ending on the last Saturday in February of each such year (ShopKo's current fiscal year end). Subsequently, the Initial Phar-Mor Management Projections presented below were adjusted to a February fiscal year end. It was anticipated that after the Combination, Cabot Noble would adopt as its fiscal year end, the Saturday closest to January 31 of each year. For an explanation of the assumptions behind the "As Adjusted" Cabot Noble Projections, see "--Phar-Mor Projections--Significant Assumptions underlying the Adjusted Projections Used by Salomon Brothers." below.

  Accounting Policies. The accounting policies used in these projections are consistent with the current accounting policies of each of ShopKo and Phar-Mor as described in the "Summary of Significant Accounting Policies" in Note A of Notes to ShopKo's Consolidated Financial Statements contained on pages F-15 to F-25 and "Business and Summary of Significant Accounting Policies" in Note 3 of Notes to Phar-Mor's Audited Consolidated Financial Statements contained on pages F-41 to F-64.

  General. The Initial Cabot Noble Management Projections presented the projected consolidated results of operations of ShopKo and Phar-Mor as adjusted to reflect the effects of: (1) the Transaction; (2) the incurrence of $100.0 million in additional debt financing; and (3) purchase accounting.

  The significant adjustments are as follows:

    (a) The net pre-tax effect of synergies in purchasing and selling, general and administrative expenses were projected to be approximately $5.0 million and $15.0 million in fiscal years 1997 and 1998, respectively, and $20.0 million in each of fiscal years 1999, 2000 and 2001.

    (b) Amortization of goodwill was projected to be approximately $1.0 million per year.

    (c) Interest expense was adjusted as follows: (1) interest on $100.0 million in debt financing at a 10.5% per annum interest rate and (2) interest expense was increased for the estimated reduction in interest income on invested funds.

    (d) Projected earnings per share were calculated based on the weighted average number of Cabot Noble Shares outstanding during each year (assumed to be 52.3 million for each fiscal year presented).

SHOPKO PROJECTIONS

  The Initial ShopKo Management Projections have not been independently verified by Phar-Mor, Salomon Brothers or Jefferies. The Initial ShopKo Management Projections included the information set forth below:

     INITIAL SHOPKO MANAGEMENT PROJECTIONS (USED BY SALOMON BROTHERS)

              PROJECTED CONSOLIDATED STATEMENT OF OPERATIONS

                   (IN MILLIONS, EXCEPT PER SHARE DATA)

                                    PROJECTED FISCAL YEAR ENDING FEBRUARY(A)
                                   -------------------------------------------
                                     1997     1998     1999     2000    2001
                                   -------- -------- -------- -------- -------
Revenues.......................... $2,319.9 $2,642.8 $2,957.5 $3,355.6 3,787.4
Gross Profit......................    531.6    556.4    580.3    612.4   646.7
Selling, general and
 administrative...................    373.5    389.2    391.4    402.0   413.8
EBITDA............................    158.1    167.2    188.9    210.4   232.9
EBIT..............................     98.6    103.0    123.5    144.7   165.2
Interest expense..................     31.7     31.0     30.6     29.6    29.1
Net income........................     40.6     43.7     56.4     69.9    82.6
Earnings per share................ $   1.27 $   1.36 $   1.76 $   2.18 $  2.58

--------

(a) The projections did not include one-time charges to be incurred by ShopKo which were estimated to range from $15.8 million to $17.6 million or $0.49 to $0.55 per share. The charges would be incurred due to changes that would occur as a result of the Combination and are associated with the following:

   Employee related costs.......................................  $9.5  to $10.0
   Inventory markdown reserves..................................  11.5  to  13.5
   Write-off of computer equipment to be upgraded...............   5.0  to   5.5
                                                                 -----     -----
   Pre-tax impact............................................... $26.0  to $29.0
                                                                 =====     =====
   After-tax impact............................................. $15.8  to $17.6
                                                                 =====     =====
   Impact on earnings per share................................. $0.49  to $0.55
                                                                 =====     =====

Significant Assumptions to the Initial ShopKo Management Projections:

  Accounting policies. The accounting policies used in the ShopKo Projected Consolidated Statement of Operations parallel those used by ShopKo and described in the "Summary of Significant Accounting Policies" in Note A of Notes to the Consolidated Financial Statements of ShopKo appearing on pages F-5 to F-23.

  Sales. ShopKo management projected sales increases are as follows:

      Fiscal Year 1997.................................................... 17.9%
      Fiscal Year 1998.................................................... 14.0%
      Fiscal Year 1999.................................................... 11.9%
      Fiscal Year 2000.................................................... 13.5%
      Fiscal Year 2001.................................................... 13.0%

  These sales increases were primarily due to anticipated growth in the prescription benefit management business.

  Gross profit. Gross profit percentage for fiscal year 1997 was projected to decline by 2.6% from fiscal year 1996. For fiscal years 1998, 1999, 2000 and 2001, gross profit was projected to decline 1.8%, 1.5%, 1.4% and 1.2% as a percentage of sales, respectively. These projected declines were primarily due to expected lower gross margins in the growing prescription benefit management business.

  Selling, general and administrative expenses. Selling, general and administrative expenses consist of the following items:

    Payroll and benefits: Payroll and benefits were projected at 9.6% of sales for fiscal year 1997, 8.9% for fiscal year 1998, 8.1% for fiscal year 1999, 7.3% for fiscal year 2000 and 6.7% for fiscal year 2001. The impact of the minimum wage increase is assumed to be offset by anticipated increases in productivity.

    Advertising: Projected advertising expense as a percent of sales was 2.2% for fiscal year 1997, 2.0% for fiscal year 1998, 1.8% for fiscal year 1999, 1.6% for fiscal year 2000 and 1.5% for fiscal year 2001.

    Other Store Expenses: All volume related expenses, net of miscellaneous income, were projected at 0.7% of sales for fiscal year 1997, 0.6% for fiscal year 1998, 0.5% for fiscal years 1999 and 2000 and 0.4% for fiscal year 2001.

    Non-volume related expenses were projected to increase 8.0% from fiscal year 1996 to fiscal year 1997 while fiscal years 1998 through 2001 were expected to increase 1.0% over the prior year.

  Depreciation and amortization. Depreciation was based on ShopKo's fixed assets plus anticipated additions. Amortization was based on capital leases and the goodwill resulting from expected ProVantage acquisitions. Depreciation and amortization expense for fiscal years 1997, 1998, 1999, 2000 and 2001 were projected to be $59.5, $64.2, $65.4, $65.7 and $67.7 million, respectively.


  Net interest expense. Net interest expense was based on the terms of the long-term debt and capitalized leases, described in Note D--"Long-Term Obligation and Leases" of the Notes to the Consolidated Financial Statements of ShopKo, offset by interest income on short-term investments. For fiscal years 1997, 1998, 1999, 2000 and 2001 interest income was projected to be $4.0, $5.5, $5.8, $6.7 and $7.1 million, respectively.

  Income taxes. Income taxes were estimated at a tax rate of 39.3% for all five fiscal years. This was based on the statutory federal tax rate of 35.0% and state and local tax rates, net of federal tax benefits, of 4.3%.

  Earnings per share. Projected earnings per share were determined by dividing the projected net income by the weighted average number of ShopKo Shares outstanding during each year (assumed to be 32.1 million shares for all fiscal years).

PHAR-MOR PROJECTIONS

  The Initial Phar-Mor Management Projections have not been independently verified by ShopKo, Salomon Brothers or Jefferies. The Adjusted Projections Used By Salomon Brothers pertaining to Phar-Mar have not been independently verified by ShopKo, Salomon Brothers, Jefferies or Phar-Mor. The Initial Phar-Mor Management Projections and the Adjusted Projections Used By Salomon Brothers pertaining to Phar-Mor included the information set forth below:

                    PHAR-MOR PROJECTIONS (USED BY SALOMON BROTHERS)

                          (IN MILLIONS, EXCEPT PER SHARE DATA)

                          INITIAL PHAR-MOR MANAGEMENT PROJECTIONS(A)             AS ADJUSTED PROJECTIONS
                         --------------------------------------------- -----------------------------------------------
                              PROJECTED FISCAL YEAR ENDING JUNE             PROJECTED FISCAL YEAR ENDING JUNE
                         --------------------------------------------- -----------------------------------------------
                           1997      1998     1999     2000     2001   1997(A)     1998      1999      2000     2001
                         --------  -------- -------- -------- -------- --------  --------  --------  -------- --------
Revenues................ $1,105.4  $1,164.6 $1,226.9 $1,285.1 $1,346.2 $1,082.7  $1,109.7  $1,137.5  $1,165.9 $1,195.0
Gross profit............    196.4     213.5    229.1    244.4    258.3    191.7     198.9     208.2     218.1    223.8
Selling, general and
 administrative.........    161.4     167.2    173.7    180.2    187.0    161.6     168.1     170.9     174.1    172.7
EBITDA..................     25.7      36.5     45.2     53.4     60.0     20.8      21.1      27.0      33.3     39.8
EBIT....................     12.7      20.4     26.9     36.4     47.5      7.8       4.9       8.7      16.3     27.3
Net interest expense....     12.7      13.3     13.3     13.0     12.4     12.7      13.3      13.3      13.0     12.4
Net income..............     (0.0)      4.2      8.2     14.0     21.0     (2.9)     (5.0)     (2.7)      2.0      8.9
Earnings per share...... $   0.00  $   0.35 $   0.67 $   1.15 $   1.73 $  (0.24) $  (0.41) $  (0.22) $   0.16 $   0.73

--------

(a) Does not include new store operations, which were included in the projections provided by Phar-Mor management.



Significant Assumptions to the Initial Phar-Mor Management Projections:

  Accounting Policies. The accounting policies used in the projected consolidated statement of operations parallel those used by Phar-Mor and described in the "Business and Summary of Significant Accounting Policies" in
Note 3 of Phar-Mor's Notes to Audited Consolidated Financial Statements set forth on pages F-24 to F-51.

  Sales. Phar-Mor's management projected that sales for the fiscal year ending June 28, 1997 for the 102 stores that Phar-Mor then operated would increase by 4.66% as compared to the previous year. For fiscal years 1998, 1999, 2000 and 2001, sales were projected to increase by 5.35%, 5.35%, 4.75% and 4.75%, respectively. These sales increases were based on Phar-Mor attaining increased market share from its new marketing program and the remodeling of stores.

  Gross Profit. Gross profit margin for fiscal year 1997 was projected to decline by 0.10% from fiscal year 1996. This was primarily due to an anticipated decline of 0.44% in product margins, reflecting the impact of the price reductions implemented in January 1996. The anticipated decline in product margins was partially offset by the projected reduction in warehouse expense from out-sourcing certain products, anticipated reduction in shrink expense from the installation of Electronic Article Surveillance (EAS) tag systems and planned elimination of double coupon promotions.

  For the fiscal years 1998, 1999, 2000 and 2001 the gross profit margin was projected to increase 0.56%, 0.34%, 0.35% and 0.17% as a percentage of sales, respectively. These increases were primarily due to phasing out the senior citizen discount program and reduced occupancy costs from the rightsizing of stores.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses consist of the following items:

    Store payroll and benefits: Store payroll and benefits were projected at 6.49% of sales for each of the five years presented. The impact of the minimum wage increase was assumed to be offset by an anticipated increase in productivity. Projected vacation and health insurance expenses were increased by 3% per year. Store incentive compensation expense was increased from $1.0 million in fiscal year 1997 to $2.3 million in 2001.

    Advertising: Fiscal 1997 advertising expense was projected based on Phar-Mor's continuance of the new advertising program implemented in January 1996. This advertising program primarily consists of weekly circulars in all markets supplemented by additional circulars during the holiday period. Consequently, the projected expense for fiscal year 1997 was $27.0 million, or 2.45% of sales, as compared to $25.1 million, or 2.38% of sales, for fiscal year 1996.

    For fiscal years 1998 through 2001, no change in Phar-Mor's advertising program was projected. Consequently, advertising costs were projected on the basis of an anticipated 3% annual increase.

    Other store expenses: All volume related expenses, as a group, were projected at 0.79% of sales for the fiscal years 1997 to 2001. As a group, such expenses represented 0.69% of sales in fiscal year 1996.

    All non-volume related expenses were projected to increase by 3% per year.

    Electric expense was projected to be reduced from the prior year by $0.8 million in fiscal year 1997, by $1.2 million in fiscal year 1998 as a result of planned savings from the lighting retrofit program, and remain flat for fiscal years 1999 through 2001. In addition for each store rightsized, the annual savings in electric expense was projected to be $24.0 thousand.

    Security expense was projected to increase from the prior year by $0.2 million in fiscal year 1997 and $0.3 million in each of the fiscal years 1998 and 1999 to reflect additional costs associated with the EAS tag system. For fiscal years 1999 through 2001 the security expenses are projected to remain flat.

    Corporate Overhead: Corporate overhead costs were projected to be reduced by $3.0 million in fiscal year 1997. This reduction was primarily due to anticipated lower wages and benefits from the head count reductions already implemented and projected savings from the operating costs associated with the replacement of the mainframe computer. Corporate overhead costs are then projected to increase by 3% per fiscal year.

  Depreciation and Amortization. Depreciation was based on Phar-Mor's fixed assets plus planned subsequent additions. Depreciation expense for fiscal years 1997, 1998, 1999, 2000 and 2001 were projected to be $13.0 million, $16.1 million, $18.3 million, $17.0 million and $12.5 million, respectively.

  Amortization was based on Phar-Mor's anticipated cost of video tapes used in its rental video tape operations. Amortization expense for fiscal years 1997, 1998, 1999, 2000 and 2001 were projected to be $9.3 million, $9.8 million $10.2 million, $10.8 million and $11.3 million, respectively.

  Interest Expense. Interest expense was projected net of interest income. Gross interest expense was based on the terms of the long-term debt and capitalized leases described in "Long-Term Debt" in Note 9 and "Leases" in
Note 10 of Phar-Mor's Notes to Audited Consolidated Financial Statements. Interest income was projected based on investing excess cash at 5.2% per annum. For fiscal years 1997, 1998, 1999, 2000 and 2001 the interest income was projected to be $4.3 million, $3.2 million, $2.3 million, $1.8 million and $1.8 million, respectively.

  Taxes. Income taxes were estimated at a tax rate of 40% for each of the five fiscal years presented. This was based on a statutory federal tax rate of 35% and combined state and local taxes rates, net of federal tax benefits, of 5%.


  Earnings per Share. Projected earnings per share were determined by dividing projected net income by the weighted average number of Phar-Mor Shares outstanding during each year (assumed to be 12.2 million Phar-Mor Shares for all periods).

Significant Assumptions Underlying the Adjusted Projections Used By Salomon Brothers

  The Adjusted Projections Used By Salomon Brothers are based on adjustments by ShopKo management to the Initial Phar-Mor Management Projections to reflect certain more conservative assumptions and adjustments. These adjustments include:

  (i) Comparable store sales growth of 2.5% for the 102 Phar-Mor stores per year for the fiscal years 1997 through 2001.

  (ii) Gross profit margins are based on the Initial Phar-Mor Management Projections. However, projected occupancy costs were kept constant in dollar terms and lead to a slight reduction in gross profit margins given the lower level of projected sales, and hence the higher occupancy costs as a percentage of sales. As a result, for fiscal years 1997, 1998, 1999, 2000 and 2001 gross profit margins are adjusted to be lower than Phar-Mor management projections by 0.06%, 0.41%, 0.37%, 0.13% and 0.46%, respectively.

  (iii) For fiscal years 1997, 1998, 1999, 2000 and 2001 selling, general and administrative expenses as a percentage of sales are projected to be higher than the Initial Phar-Mor Management Projections by 0.33%, 0.60%, 0.52%, 0.91% and 0.56%, respectively.

PROJECTIONS USED BY JEFFERIES IN ITS FAIRNESS OPINION (IN MILLIONS, EXCEPT PER SHARE DATA)

  Preliminary Management Projections. In preparing its financial opinion, Jefferies relied on management projections set forth below prepared in early August 1996 by each of ShopKo and Phar-Mor, which projections were substantially the same as the Initial Management Projections (prepared in late August) relied upon by Salomon Brothers in its fairness opinion, except as identified below:

    Preliminary ShopKo Management Projections. All assumptions utilized by ShopKo in preparing the preliminary ShopKo management projections are identical to those contained in the Initial ShopKo Management Projections except that the projected 1998 revenues were $30 million lower in the Initial ShopKo Management Projections. The preliminary ShopKo management projections were prepared by the management of ShopKo and have not been independently verified by Phar-Mor, Salomon Brothers or Jefferies.

    Preliminary Phar-Mor Management Projections. All assumptions utilized by Phar-Mor in preparing the preliminary Phar-Mor management projections are identical to those contained in the Initial Phar-Mor Management Projections except that Initial Phar-Mor Management Projections do not include projected results of new Phar-Mor store operations. The preliminary Phar-Mor management projections were prepared by the management of Phar-Mor and have not been independently verified by ShopKo, Salomon Brothers or Jefferies.

    Preliminary Cabot Noble Management Projections. Preliminary Cabot Noble management projections were not prepared by the managements of ShopKo and Phar-Mor and therefore were not included by Jefferies in its presentation to the Phar-Mor Board.

  As Adjusted Projections. The projections below (the "Adjusted Projections Used By Jefferies"), while presented with numerical specificity, were based upon numerous estimates and other assumptions which are inherently subject to significant business, economic and competitive uncertainties, contingencies and risks, all of which are difficult to quantify and many of which are beyond the control of Cabot Noble, ShopKo and Phar-Mor. Accordingly, there can be no assurance that any of the Adjusted Projections Used By Jefferies will be realized, and it is likely that future results will vary from those set forth below, possibly in material respects. The Adjusted Projections Used By Jefferies include the information set forth below, and have been adjusted, based on discussions with each company's respective management, for more conservative estimates of sales and other assumptions made to the preliminary version of the Initial Management Projections as part of the sensitivity analysis performed by Jefferies and considered by Jefferies in delivering the Phar-Mor Fairness Opinion dated September 5, 1996. Subsequent to the delivery of such fairness opinion, the managements of ShopKo and Phar-Mor have engaged in transition and business planning for Cabot Noble. As a result of that planning, certain of the assumptions about combined operations have subsequently been modified. Additionally, changes to the terms of the Transaction effected subsequent to the delivery of the Phar-Mor Fairness Opinion are not reflected in the Adjusted Projections Used By Jefferies. The Adjusted Projections Used By Jefferies do not include the benefits of any anticipated synergies from the Combination. Inclusion of the Adjusted Projections Used By Jefferies in this Joint Proxy Statement/Prospectus should not be regarded as a representation by any person that any of the projected results reflected in the As Adjusted Projections Used By Jefferies will be achieved. Neither Phar-Mor, ShopKo, Cabot Noble nor Jefferies intends to update or otherwise publicly revise the Adjusted Projections Used By Jefferies to reflect circumstances existing or developments occurring after the preparation of such projections or to reflect the occurrence of unanticipated events.

  The Adjusted Projections Used By Jefferies were substantially the same as the Adjusted Projections Used By Salomon Brothers. The ShopKo Adjusted Projections Used By Jefferies had a slightly higher earnings before interest and taxes. The Phar-Mor Adjusted Projections Used By Jefferies and the Phar-Mor Adjusted Projections Used By Salomon Brothers were the same. The major difference between the Cabot Noble Adjusted Projections Used By Jefferies and the Cabot Noble Adjusted Projections Used By Salomon Brothers is that the Cabot Noble Adjusted Projections Used By Jefferies did not include the benefits of any anticipated synergies from the Combination.

  Phar-Mor Board. The Phar-Mor Board considered the preliminary version of the Initial Management Projections and the Adjusted Projections Used By Jefferies in its approval of the Phar-Mor Plan in September 1996.

                                      AS ADJUSTED PROJECTIONS (CABOT NOBLE)
                                   --------------------------------------------
                                       PROJECTED FISCAL YEAR ENDED FEBRUARY
                                   --------------------------------------------
                                     1997     1998     1999     2000     2001
                                   -------- -------- -------- -------- --------
CABOT NOBLE, INC.
Revenues.........................  $3,393.8 $3,743.5 $4,085.7 $4,512.0 $4,972.7
Gross profit.....................     730.6    752.9    785.4    827.2    868.6
Selling, general & administrative
 expenses........................     552.7    567.8    574.6    587.4    599.3
EBITDA...........................     177.9    185.2    210.8    239.8    269.3
EBIT.............................     105.2    107.1    129.1    156.7    187.0
Net interest expense.............      64.0     65.5     64.6     63.1     60.8
Net income.......................      24.7     25.0     38.7     56.1     75.7
Earnings per share...............  $   0.44 $   0.45 $   0.70 $   1.01 $   1.36

                                      PRELIMINARY SHOPKO
                                    MANAGEMENT PROJECTIONS                       AS ADJUSTED PROJECTIONS
                         --------------------------------------------- -----------------------------------------------
                           PRO FORMA FISCAL YEAR ENDED FEBRUARY 28,      PROJECTED FISCAL YEAR ENDED FEBRUARY 28,
                         --------------------------------------------- -----------------------------------------------
                           1997      1998     1999     2000     2001     1997      1998      1999      2000     2001
                         --------  -------- -------- -------- -------- --------  --------  --------  -------- --------
SHOPKO STORES, INC.
Revenues................ $2,319.9  $2,673.3 $2,988.4 $3,387.0 $3,819.3 $2,319.9  $2,642.8  $2,957.5  $3,355.6 $3,787.4
Gross profit............    531.6     561.2    588.1    620.3    654.7    531.6     556.4     580.3     612.4    646.7
Selling, general &
 administrative
 expenses...............    386.6     406.0    411.6    422.8    435.1    384.1     401.8     404.6     414.4    426.1
EBITDA..................    158.1     170.1    191.9    213.5    236.1    147.5     154.6     175.7     198.0    220.6
EBIT....................     98.6     105.9    126.5    147.8    168.4     99.2     104.7     125.2     146.5    166.6
Interest expense........     31.7      31.0     30.6     29.6     29.1     31.7      31.0      30.6      29.6     29.1
Net income..............     40.6      45.5     58.2     71.8     84.6     41.0      44.8      57.4      71.0     83.7
Earnings per share...... $   1.27  $   1.42 $   1.82 $   2.24 $   2.64 $   1.28  $   1.40  $   1.79  $   2.21 $   2.61
                                     PRELIMINARY PHAR-MOR
                                    MANAGEMENT PROJECTIONS                       AS ADJUSTED PROJECTIONS
                         --------------------------------------------- -----------------------------------------------
                             PRO FORMA FISCAL YEAR ENDED JUNE 30,        PROJECTED FISCAL YEAR ENDED FEBRUARY 28,
                         --------------------------------------------- -----------------------------------------------
                           1997      1998     1999     2000     2001     1997      1998      1999      2000     2001
                         --------  -------- -------- -------- -------- --------  --------  --------  -------- --------
PHAR-MOR, INC.
Revenues................ $1,116.5  $1,214.6 $1,323.5 $1,446.5 $1,567.3 $1,073.9  $1,100.7  $1,128.2  $1,156.4 $1,185.3
Gross profit............    198.0     221.1    244.4    270.5    294.8    199.0     196.5     205.1     214.8    221.9
Selling, general &
 administrative
 expenses...............    163.1     173.9    186.0    200.2    213.8    168.6     166.0     170.0     173.0    173.2
EBITDA..................     34.9      47.2     58.4     70.3     81.0     30.4      30.6      35.1      41.8     48.7
EBIT....................     12.4      20.3     28.1     39.5     53.1      9.4       5.9       7.5      13.8     23.6
Interest expense........     12.7      13.3     13.3     13.0     12.4     11.4      13.1      13.3      13.1     12.6
Net income..............     (0.2)      4.2      8.9     15.9     24.4     (1.4)     (4.3)     (3.5)      0.4      6.6
Earnings per share...... $  (0.00) $   0.35 $   0.73 $   1.31 $   2.01 $  (0.11) $  (0.36) $  (0.29) $   0.03 $   0.54

Significant Assumptions Underlying the Adjusted Projections Used By Jefferies:

  The assumptions and adjustments applicable to the Initial Management Projections apply to the Adjusted Projections Used By Jefferies, with the following modifications:

  Sales. Projected sales for Phar-Mor are based on maintaining a 102-store base rather than adding new stores as planned by Phar-Mor. In addition, the growth rate for comparable store sales for Phar-Mor was assumed to be lower than in the Initial Phar-Mor Management Projections.

  Projected sales for ShopKo were adjusted in 1998 for a more conservative same stores sales increase for ShopKo's retail business.

  Gross profit. Projected gross profit percentage was unadjusted for both Shopko and Phar-Mor, but was applied to the more conservative sales numbers described above.

  Selling, general and administrative expenses. The As Adjusted Projections Used By Jefferies assumed a less significant decline in selling, general and administrative margin than that projected by Phar-Mor since increases in productivity were assumed to be lower than in the Initial Management Projections.

  Net interest expense. Projected net interest expense is unadjusted, except for the assumption of $100 million in debt assumed to finance the repurchase of the Cabot Noble Shares received by Supervalu.

  Income taxes. Income taxes are estimated at an effective tax rate of 40% for Cabot Noble, ShopKo and Phar-Mor for all five fiscal years.

  Earnings per share. Projected earnings per share are determined by dividing projected net income by the weighted average number of common shares outstanding during each year (assumed to be 55.7 million shares for Cabot Noble).

RECONCILIATION OF "INITIAL " AND "CURRENT" MANAGEMENT PROJECTIONS


  SHOPKO

  The Current ShopKo Management Projections differ from the Initial ShopKo Management Projections as follows:

 Fiscal 1997

  Retail. The retail segment was reprojected after taking into account the strong Christmas selling season. As a result, projected sales were increased by $72.3 million and the gross profit percentage was decreased by 0.2%. All other assumptions basically remained the same except that non-variable expenses increased approximately $3.0 million due to increased payment obligations pursuant to ShopKo's profit sharing and executive incentive plan.

  ProVantage. ProVantage projections were reprojected on a more conservative basis to reflect an anticipated reduction in the growth rate of the number of plan participants serviced by ProVantage. This adjustment was made as a result of recent trends. Projected sales were reduced by $63.0 million. The gross profit percentage increased 0.3% because the projected reduction in sales was attributable to the lower gross margin claims processing activities. ProVantage's projected selling, general and administrative expenses decreased 0.3% of sales due to the elimination of duplicate expenses associated with the CareStream Scrip Card division.

  As a result of the foregoing adjustments, projected net income increased $2.4 million.

 Fiscal 1998 and Fiscal 1999

  Retail. Due to the stronger results of operations in fiscal year 1997, fiscal year 1998 and 1999 projected sales were increased by $62.3 million and $59.8 million, respectively. This results in projected sales increases of 2.3% for both years. The projected gross profit percentage was decreased 0.3% and 0.4% in fiscal year 1998 and 1999, respectively, primarily due to the continuation of the fiscal year 1997 trend. All other assumptions are substantially unchanged except for the non-variable expenses. A greater portion of the projected home office expenses was charged to the ProVantage segment, resulting in a $0.8 million and $2.0 million reduction of these expenses for fiscal years 1998 and 1999, respectively.

  ProVantage. Continued reductions in the projected growth rate of the number of plan participants serviced by ProVantage prompted ShopKo to decrease projected sales by $137.9 million and $159.8 million for fiscal years 1998 and 1999, respectively. The projected gross profit percentage has been increased 0.6% and 0.8% in fiscal years 1998 and 1999, respectively, because sales reductions are resulting from the lower gross margin claims processing activities. The projected selling, general and administrative expenses have been increased 0.2% of sales and 1.1% of sales in fiscal years 1998 and 1999, respectively, primarily due to a greater allocation of the home office expenses as mentioned above.

  As a result of these adjustments, projected net income has been increased $3.5 million in fiscal year 1998 and decreased $1.0 million in fiscal year 1999.

  PHAR-MOR

  The Current Phar-Mor Management Projections differ from the Initial Phar-Mor Management Projections as follows:

 Fiscal 1997

  The projections have been updated with actual results through December 1996. Sales in existing stores have been reduced by $16.9 million based on current trends and sales have been increased by $8.0 million as a result of the inclusion of two new stores that will open before the end of the current fiscal year. Projected selling, general and administrative expense has been increased to reflect pre-opening costs for the new stores, higher store expenses and increases in corporate benefit expenses. Income taxes have not been provided in the current projections since a net loss is projected for the year.

  As a result of these adjustments projected net income decreased $7.9 million.

 Fiscal 1998 and Fiscal 1999

  Comparable store sales increases have been reduced from 5.35% each year in the Initial Management Projections to 3.5% each year in the Current Management Projections and the Current Management Projections have been updated to include the sales of three new stores that will be opened in fiscal 1997 and fiscal 1998. The main reason for this reduction in comparable store sales is a continuation of the fiscal 1997 trend. Projected selling, general and administrative expenses have been increased by 0.76% of sales in fiscal year 1998 and 0.93% of sales in fiscal year 1999 to reflect current trends in store expenses and corporate overhead expenses. Income taxes have not been provided in the current projections for fiscal year 1998 since a net loss is projected for the year. All other assumptions remain basically the same.

  As a result of these adjustments projected net income decreased $5.2 million and $8.0 million in fiscal year 1998 and fiscal year 1999, respectively.

CABOT NOBLE

  The Current Management Projections differ from the Initial Management Projections inasmuch as they reflect changes in the terms of the Transaction and actual operating results that have occurred since September 1996, when the Initial Management Projections were prepared. Namely:

  . The Current Phar-Mor Management Projections reflect reprojected operating results for fiscal years 1997, 1998 and 1999 operating results based on
    (i) current trends toward reduced increases in comparable store sales,
    (ii) the opening of two new stores in fiscal year 1997 and one new store in fiscal year 1998 and (iii) increased selling, general and administrative expenses due to current trends in store expenses and corporate overhead expenses.

  . The Current Shopko Management Projections reflect reprojected results for fiscal years 1998 and 1999 based on fiscal year 1997 results which reflect trends toward (i) increased sales and decreased gross profit percentage for retail operations, (ii) reduced sales, reduced selling, general and administration expenses and increased gross profit percentage for ProVantage.

  . The Current Cabot Noble Management Projections reflect (i) the differences in the Phar-Mor and ShopKo Management Projections discussed above, (ii) a delay in realizing synergies expected from the Combination resulting from the delay in the anticipated closing of the Transaction,
    (iii) revisions of the anticipated cost of integrating the companies, and
    (iv) lower interest expense due to reductions in the estimated amount of indebtedness outstanding upon consummation of the Combination. Projected interest expense also changed, due to the change in the timing of the Transaction, the change in method in which the Cabot Noble Buy Back is to be financed and the change in cash requirements and availability due to the change in each company's financial projections. For fiscal 1997, 1998 and 1999, projected interest expense decreased $18.7 $3.1 million and $1.4 million, respectively.

  The various cost savings and other benefits reflected in the Current Management Projections are presented net of depreciation associated with the estimated $8.5 million of capital cost required to integrate certain ShopKo and Phar-Mor operations and net of other incremental expenses. See "Certain Forward-Looking Information" and the information herein.

  As a result of the foregoing adjustments, projected net income increased $9.1 million, in fiscal 1997 and decreased $2.4 million and $5.9 million in fiscal years 1998 and 1999, respectively.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware Law empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, for criminal proceedings, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation in the performance of his duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

  In accordance with the Delaware Law, the Cabot Noble Certificate (filed as
Exhibit 3.1 to this Registration Statement) contains a provision limiting the personal liability of the directors of Cabot Noble for violations of their fiduciary duty to the full extent permitted by the Delaware Law.

  Article Ninth of the Cabot Noble Certificate provides for the indemnification of officers and directors of Cabot Noble and, at Cabot Noble's option, permits indemnification for certain other persons acting on behalf of Cabot Noble. Article Ninth also permits Cabot Noble to provide greater or different indemnification than is specified in the Delaware Law and permits Cabot Noble to enter into separate indemnification agreements.

  The Cabot Noble By-laws (filed as Exhibit 3.2 to this Registration Statement) further detail these indemnification rights. By-law 33 reiterates the provisions of the Cabot Noble Certificate and identifies the right to indemnification as a contract right including the right to receive advancement of certain expenses and details certain indemnification procedures.

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits.

   EXHIBIT NO.                            DESCRIPTION
   -----------                            -----------
   2.1.1       Agreement and Plan of Reorganization by and among Phar-Mor,
               Inc., a Pennsylvania corporation, ShopKo Stores, Inc., a
               Minnesota corporation and Cabot Noble, Inc., a Delaware
               corporation, dated as of September 7, 1996(18)
   2.1.2       First Amendment to Agreement and Plan of Reorganization, by and
               among Phar-Mor, Inc., ShopKo Stores, Inc., and Cabot Noble,
               Inc., dated as of October 9, 1996(21)
     2.2       Third Amended Joint Plan of Reorganization of Phar-Mor, Inc. and
               certain affiliated entities dated May 25, 1995, as modified(2)
     2.3       Disclosure Statement in Support of Plan of Reorganization of
               Phar-Mor, Inc.(3)
     2.4       Exhibits to Third Amended Plan of Reorganization of Phar-Mor,
               Inc.(3)

   EXHIBIT NO.                            DESCRIPTION
   -----------                            -----------
    3.1        Form of Restated Certificate of Incorporation of Cabot Noble,
               Inc.(21)
    3.2        Form of By-laws of Cabot Noble, Inc.(22)
    3.3        Amended and Restated Articles of Incorporation of Phar-Mor,
               Inc.(2)
    3.4        By-laws of Phar-Mor, Inc.(2)
    3.5        Restated Articles of Incorporation of ShopKo Stores, Inc.(4)
    3.6        By-laws of ShopKo Stores, Inc., as amended(4)
    4.1        Restated Certificate of Incorporation of Cabot Noble, Inc. (see
               Exhibit 3.1)
    4.2        Amended and Restated By-laws of Cabot Noble, Inc. (see Exhibit
               3.2)
    4.3        Form of Cabot Noble, Inc. Common Stock Certificate
    4.4        Form of Warrant Agreement between Cabot Noble, Inc. and Society
               National Bank(22)
    4.5        Indenture dated September 11, 1995 between Phar-Mor and IBJ
               Schroder Bank & Trust Company(2)
    4.6        Indenture dated as of March 12, 1992 between ShopKo Stores, Inc.
               and First Trust National Association, as trustee, with respect to ShopKo Stores, Inc. senior notes due March 15, 2002(5)
    4.7        Indenture dated as of March 12, 1992 between ShopKo Stores, Inc.
               and First Trust National Association, as trustee, with respect to ShopKo Stores, Inc. senior notes due March 15, 2022(5)
    4.8        Indenture dated as of July 15, 1993 between ShopKo Stores, Inc.
               and First Trust National Association, as trustee(6)
    4.9        Form of Rights Agreement between ShopKo Stores, Inc. and Norwest
               Bank Minnesota, National Association (including form of
               preferred stock designation)(7)
    4.10       Credit Agreement dated as of October 4, 1993, among ShopKo
               Stores, Inc., the banks listed therein and Morgan Guaranty Trust
               Company of New York, as agent(8)
    5          Legal Opinion of Swidler & Berlin, Chartered, Counsel to
               Registrant(1)
    8.1        Form of Tax Opinion of Swidler & Berlin, Chartered, Counsel to
               Registrant(1)
    8.2        Form of Tax Opinion of Sidley & Austin, Counsel to ShopKo
               Stores, Inc.(1)
    9.1        Amended and Restated Limited Liability Company Agreement of
               Hamilton Morgan dated May 5, 1995, among Robert M. Haft, Mary Z.
               Haft and Avatex Health Corporation(2)
    9.2        Joint Irrevocable Proxy dated May 5, 1995 by and among Robert M.
               Haft, Avatex Health Corporation, Avatex Corporation and Hamilton
               Morgan L.L.C. (f/k/a Robert Haft Group/Phar-Mor L.L.C.)(2)
   10.1        Form of Cabot Noble, Inc. 1997 Stock Incentive Plan(22)
   10.2        Form of Cabot Noble, Inc. 1997 Director Phantom Stock Plan(22)
   10.3        Form of Cabot Noble, Inc. 1997 Director Stock Plan(22)
   10.4        Cabot Noble, Inc. Registration Rights Agreement with Hamilton
               Morgan L.L.C. and FoxMeyer Health Corporation(1)
   10.5        Form of Cabot Noble, Inc. Registration Rights Agreement with
               Robert M. Haft(22)

   EXHIBIT
     NO.                                DESCRIPTION
   -------                              -----------
   10.6    New Security Agreements and New Equipment Notes entered into and issued by Phar-Mor with the CIT Group/Equipment Financing, Inc.,
           Ford Equipment Leasing Corp./General Electrical Capital Corporation,
           NBD Bank Evanston, N.A., Heleasco Twenty-Three, Inc., HCFS Business
           Equipment Corp., Romulus Holdings, Inc. and FINOVA
           Capital/Corporation(2)
   10.7    Loan and Security Agreement, dated September 11, 1995, by and among the financial institutions listed on the signature pages therein,
           BankAmerica Business Credit, Inc., as agent, and Phar-Mor, Inc.,
           Phar-Mor of Florida, Inc., Phar-Mor of Ohio, Inc., Phar-Mor of
           Virginia, Inc. and Phar-Mor of Wisconsin, Inc.(2)
   10.7.1  Exhibits to Loan and Security Agreement (Exhibit 10.7)(3)
   10.8    Employment Agreement between Phar-Mor, Inc. and David Schwartz, dated September 11, 1995(2)
   10.9    Employment Agreement between Phar-Mor, Inc. and David J. O'Leary, dated September 11, 1995(2)
   10.10   Employment Agreement between Phar-Mor, Inc. and Robert M. Haft, dated September 11, 1995(9)
   10.11   Third Amendment to Management Services Agreement dated as of
           September 11, 1995 among Phar-Mor, Inc. and certain affiliated entities, Alvarez & Marshal, Inc., Antonio C. Alvarez and Joseph A.
           Bondi(2)
   10.12   Form of Indemnification Agreement of Phar-Mor, Inc. dated as of
           September 11, 1995(2)
   10.13   Supply Agreement dated as of August 17, 1992 between Phar-Mor, Inc.
           and FoxMeyer Drug Company. (Phar-Mor, Inc. requested confidential treatment of certain portions of this Exhibit 10.13 when it was originally filed, which portions have been so omitted and filed separately with the Securities and Exchange Commission.)(10)
   10.14   Settlement Agreement dated as of July 12, 1995 between Phar-Mor,
           Inc. and certain affiliated entities and Salomon Brothers Inc.(22)
   10.15   Settlement Agreement dated as of April 14, 1995 between Phar-Mor,
           Inc. and certain affiliated entities and FoxMeyer Drug Company(22)
   10.16   ShopKo Stores, Inc. 1991 Stock Option Plan(4)
   10.16.1 Amendment to Section 11 of ShopKo Stores, Inc. 1991 Stock Option
           Plan(11)
   10.16.2 Form of Stock Option Agreement and First Amendment thereto between
           ShopKo Stores, Inc. and certain Officers and Employees of ShopKo
           Stores, Inc. pursuant to the ShopKo Stores, Inc. 1991 Stock Option
           Plan(12)
   10.16.3 Alternative Form of Stock Option Agreement between ShopKo Stores,
           Inc. and certain Officers and Employees of ShopKo Stores, Inc.
           pursuant to the ShopKo Stores, Inc. 1991 Stock Option Plan(12)
   10.17   ShopKo Stores, Inc. 1995 Stock Option Plan(13)
   10.18   ShopKo Stores, Inc. Profit Sharing and Super Saver Plan Trust
           Agreement (1989 Restatement), as amended(4)
   10.18.1 First and second amendments to ShopKo Stores, Inc. Profit Sharing and Super Saver Plan Trust Agreement(14)
   10.19   Form of Change of Control Severance Agreement between ShopKo Stores,
           Inc. and Certain Officers and Employees of ShopKo Stores, Inc.(12)
   10.20   Registration Rights Agreement dated as of October 8, 1991 between
           ShopKo Stores, Inc. and Supermarket Operators of America, Inc.(15)
   10.21   Supply Agreement (Food Products) dated as of October 8, 1991 between
           ShopKo Stores, Inc. and supervalu inc.(15)

   EXHIBIT NO.                            DESCRIPTION
   -----------                            -----------
   10.22       Indemnification, Tax Matters and Guarantee Fee Agreement dated as of October 8, 1991 between ShopKo Stores, Inc. and supervalu inc.(15)
   10.23       Insurance Matters Agreement dated as of October 8, 1991 between
               ShopKo Stores, Inc. and supervalu inc.(15)
   10.24       Form of Indemnification Agreement between ShopKo Stores, Inc.
               and directors and certain officers of ShopKo Stores, Inc.(4)
   10.25       ShopKo Stores, Inc. Senior Officers Deferred Compensation Plan(5)
   10.26       ShopKo Stores, Inc. Directors Deferred Compensation Plan(15)
   10.27       ShopKo Stores, Inc. Executive Incentive Plan(16)
   10.28       ShopKo Stores, Inc. 1993 Restricted Stock Plan, as amended(17)
   10.29       Voting Agreement dated as of September 7, 1996 by and among supervalu inc., Supermarket Operators of America, Inc., Cabot
               Noble, Inc. and Robert M. Haft(18)
   10.30       Stock Purchase Agreement dated as of September 7, 1996 by and between Cabot Noble, Inc., supervalu inc., and Supermarket
               Operators of America, Inc., as amended and restated as of
               October 9, 1996(18)
   10.31       Amendment No. 1 to Credit Agreement dated as of October 4, 1996 among ShopKo Stores, Inc. and the Banks named therein(19)
   10.32       Form of Employment Agreement between ShopKo Stores, Inc. and
               Dale Kramer(18)
   10.33       Form of Employment Agreement between ShopKo Stores, Inc. and
               William Podany(18)
   10.34       Form of Employment Agreement between ShopKo Stores, Inc. and
               Jeffrey Jones(18)
   10.35       Form of Registration Rights Agreement between Cabot Noble, Inc.
               and Supermarket Operators of America, Inc.(22)
   13.1        ShopKo Stores, Inc.'s Form 10-K Annual Report for the 52 weeks ended February 24, 1996 (Commission File No. 1-10876)(16)
   13.2        ShopKo Stores, Inc.'s Form 10-Q for the 16 weeks ended June 15,
               1996 (Commission File No. 1-10876)(20)
   13.3        ShopKo Stores, Inc.'s Form 10-Q for 12 weeks ended September 7,
               1996 (Commission File No. 1-10876)(19)
   21          Subsidiaries of the Registrant
   23.1        Consent of Swidler & Berlin, Chartered (included in their
               opinions filed as Exhibit 5 and Exhibit 8.1)
   23.2        Consent of Sidley & Austin (included in their opinion filed as
               Exhibit 8.2)
   23.3        Consent of Deloitte & Touche LLP, Independent Auditors for Phar-
               Mor, Inc.
   23.4        Consent of Deloitte & Touche LLP, Independent Auditors for
               ShopKo Stores, Inc.
   23.5        Consent of Deloitte & Touche LLP, Independent Auditors for Cabot
               Noble, Inc.
   23.6        Consent of Jefferies & Company, Inc., financial advisor to Phar-
               Mor, Inc.
   23.7        Consent of Salomon Brothers Inc., financial advisor to ShopKo
               Stores, Inc.
   23.8        Consent of Director-Designee Dale P. Kramer
   23.9        Consent of Director-Designee Linda Haft
   23.10       Consent of Director-Designee Malcolm T. Hopkins
   23.11       Consent of Director-Designee Richard M. McCarthy
   23.12       Consent of Director-Designee Melvyn J. Estrin
   23.13       Consent of Director-Designee Abbey J. Butler
   24          Power of Attorney(22)

--------
(1) To be filed by amendment.

 (2) Incorporated herein by reference from Phar-Mor, Inc.'s Form 10, filed on October 23, 1995.
 (3) Incorporated herein by reference from Amendment No. 1 to Phar-Mor, Inc.'s Form 10, filed on December 15, 1995.
 (4) Incorporated herein by reference from ShopKo Stores, Inc.'s Registration Statement on Form S-1, (Reg. No. 33-42283).
 (5) Incorporated herein by reference from ShopKo Stores, Inc.'s Form 10-K, Annual Report for the 53 weeks ended February 29, 1992.
 (6) Incorporated herein by reference from ShopKo Stores, Inc.'s Form 10-K, Annual Report for the 52 weeks ended February 26, 1994.
 (7) Incorporated herein by reference from ShopKo Stores, Inc.'s Form 10-Q, Quarterly Report for the 16 weeks ended June 20, 1992.
 (8) Incorporated herein by reference from ShopKo Stores, Inc.'s Form 10-Q, Quarterly Report for the 12 weeks ended September 11, 1993.
 (9) Incorporated herein by reference from Phar-Mor, Inc.'s Form 10-K, Annual Report for the fiscal year ended June 29, 1996.
(10) Incorporated herein by reference from Amendment No. 2 to Phar-Mor, Inc.'s Form 10, filed on February 1, 1996.
(11) Incorporated herein by reference from ShopKo Stores, Inc.'s definitive Proxy Statement dated May 9, 1995 filed in connection with ShopKo Stores, Inc.'s 1995 Annual Meeting of Shareholders.
(12) Incorporated herein by reference from ShopKo Stores, Inc.'s Form 10-K, Annual Report for the 52 weeks ended February 25, 1995.
(13) Incorporated herein by reference from ShopKo Stores, Inc.'s Form 10-Q, Quarterly Report for the 12 weeks ended December 2, 1995.
(14) Incorporated herein by reference from ShopKo Stores, Inc.'s Form 10-K, Annual Report for the 52 weeks ended February 27, 1993.
(15) Incorporated herein by reference from ShopKo Stores, Inc.'s Registration Statement on Form S-1 (Reg. No. 33-45833).
(16) Incorporated herein by reference from ShopKo Stores, Inc.'s Form 10-K, Annual Report for the 52 weeks ended February 24, 1996.
(17) Incorporated herein by reference from ShopKo Stores, Inc.'s definitive Proxy Statement dated May 19, 1994 filed in connection with ShopKo Stores, Inc.'s 1994 Annual Meeting of Shareholders.
(18) Incorporated herein by reference from ShopKo Stores, Inc.'s Form 8-K filed on September 7, 1996.
(19) Incorporated herein by reference from ShopKo Stores, Inc.'s Form 10-Q, Quarterly Report for the 12 weeks ended September 7, 1996.
(20) Incorporated herein by reference from ShopKo Stores, Inc.'s Form 10-Q, Quarterly Report for the 16 weeks ended June 15, 1996.
(21) Incorporated herein by reference from ShopKo Stores, Inc.'s Form 8-K filed on October 15, 1996.

(22) Filed with Amendment No. 1 hereto on January 13, 1997.

(b) Financial Statement Schedules.

  None.

(c) Reports, Opinions or Appraisals.

  All included in Annexes B and C of the Joint Proxy Statement/Prospectus.

UNDERTAKINGS.

  (a) The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and


      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

    (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the Joint Proxy Statement/Prospectus, to each person to whom the Joint Proxy Statement/Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Joint Proxy Statement/Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the Joint Proxy Statement/Prospectus, to deliver, or cause to be delivered to each person to whom the Joint Proxy Statement/Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Joint Proxy Statement/Prospectus to provide such interim financial information.

  (d) The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

  (e) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable Form.

  (f) The undersigned Registrant undertakes that every prospectus: (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (g) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (h) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Joint Proxy Statement/Prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

  (i) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Youngstown, state of Ohio on this 25th day of February 1997.

                                          Cabot Noble, Inc.

                                                   /s/ M. David Schwartz
                                          By:__________________________________
                                                 M. David Schwartz, President,
                                              Chief Operating Officer, Director

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities indicated as of the dates listed below.

         /s/ Robert M. Haft            Chairman of the
-------------------------------------   Board, Chief             February 25,
           ROBERT M. HAFT               Executive Officer         1997
                                        (Principal
                                        Executive Officer)

                                       President, Chief
               *                        Operating Officer,       February 25,
-------------------------------------   Director                  1997
          M. DAVID SCHWARTZ

                                       Senior Vice
      /s/ John R. Ficarro               President,               February 25,
-------------------------------------   Secretary, Director       1997
           JOHN R. FICARRO

                                       Senior Vice
     /s/ Daniel J. O'Leary              President, Chief         February 25,
-------------------------------------   Financial Officer         1997
          DANIEL J. O'LEARY             (Principal
                                        Financial and
                                        Accounting
                                        Officer), Director

       /s/ Robert M. Haft

*By:____________________________

         ROBERT M. HAFT

        Attorney-in-fact

                               CABOT NOBLE, INC.

                                 EXHIBIT INDEX

   EXHIBIT NO.                            DESCRIPTION
   -----------                            -----------
   2.1.1       Agreement and Plan of Reorganization by and among Phar-Mor,
               Inc., a Pennsylvania corporation, ShopKo Stores, Inc., a
               Minnesota corporation and Cabot Noble, Inc., a Delaware
               corporation, dated as of September 7, 1996(18)
   2.1.2       First Amendment to Agreement and Plan of Reorganization, by and
               among Phar-Mor, Inc., ShopKo Stores, Inc., and Cabot Noble,
               Inc., dated as of October 9, 1996(21)
     2.2       Third Amended Joint Plan of Reorganization of Phar-Mor, Inc. and
               certain affiliated entities dated May 25, 1995, as modified(2)
     2.3       Disclosure Statement in Support of Plan of Reorganization of
               Phar-Mor, Inc.(3)
     2.4       Exhibits to Third Amended Plan of Reorganization of Phar-Mor,
               Inc.(3)
     3.1       Form of Restated Certificate of Incorporation of Cabot Noble,
               Inc.(21)
     3.2       Form of By-laws of Cabot Noble, Inc.(22)
     3.3       Amended and Restated Articles of Incorporation of Phar-Mor,
               Inc.(2)
     3.4       By-laws of Phar-Mor, Inc.(2)
     3.5       Restated Articles of Incorporation of ShopKo Stores, Inc.(4)
     3.6       By-laws of ShopKo Stores, Inc., as amended(4)
     4.1       Restated Certificate of Incorporation of Cabot Noble, Inc. (see
               Exhibit 3.1)
     4.2       Amended and Restated By-laws of Cabot Noble, Inc. (see Exhibit
               3.2)
     4.3       Form of Cabot Noble, Inc. Common Stock Certificate
     4.4       Form of Warrant Agreement between Cabot Noble, Inc. and Society
               National Bank(22)
     4.5       Indenture dated September 11, 1995 between Phar-Mor and IBJ
               Schroder Bank & Trust Company(2)
     4.6       Indenture dated as of March 12, 1992 between ShopKo Stores, Inc.
               and First Trust National Association, as trustee, with respect to ShopKo Stores, Inc. senior notes due March 15, 2002(5)
     4.7       Indenture dated as of March 12, 1992 between ShopKo Stores, Inc.
               and First Trust National Association, as trustee, with respect to ShopKo Stores, Inc. senior notes due March 15, 2022(5)
     4.8       Indenture dated as of July 15, 1993 between ShopKo Stores, Inc.
               and First Trust National Association, as trustee(6)
     4.9       Form of Rights Agreement between ShopKo Stores, Inc. and Norwest
               Bank Minnesota, National Association (including form of
               preferred stock designation)(7)
     4.10      Credit Agreement dated as of October 4, 1993, among ShopKo
               Stores, Inc., the banks listed therein and Morgan Guaranty Trust
               Company of New York, as agent(8)
     5         Legal Opinion of Swidler & Berlin, Chartered, Counsel to
               Registrant(1)
     8.1       Form of Tax Opinion of Swidler & Berlin, Chartered, Counsel to
               Registrant(1)
     8.2       Form of Tax Opinion of Sidley & Austin, Counsel to ShopKo
               Stores, Inc.(1)
     9.1       Amended and Restated Limited Liability Company Agreement of
               Hamilton Morgan dated May 5, 1995, among Robert M. Haft, Mary Z.
               Haft and FoxMeyer Health Corporation(2)

   EXHIBIT NO.                            DESCRIPTION
   -----------                            -----------
    9.2        Joint Irrevocable Proxy dated May 5, 1995 by and among Robert M.
               Haft, FoxMeyer Health Corporation, FoxMeyer Corporation and
               Hamilton Morgan L.L.C. (f/k/a Robert Haft Group/Phar-Mor
               L.L.C.)(2)
   10.1        Form of Cabot Noble, Inc. 1997 Stock Incentive Plan(22)
   10.2        Form of Cabot Noble, Inc. 1997 Director Phantom Stock Plan(22)
   10.3        Form of Cabot Noble, Inc. 1997 Director Stock Plan(22)
   10.4        Cabot Noble, Inc. Registration Rights Agreement with Hamilton
               Morgan L.L.C. and FoxMeyer Health Corporation(1)
   10.5        Form of Cabot Noble, Inc. Registration Rights Agreement with
               Robert M. Haft(22)
   10.6        New Security Agreements and New Equipment Notes entered into and issued by Phar-Mor with the CIT Group/Equipment Financing, Inc.,
               Ford Equipment Leasing Corp./General Electrical Capital
               Corporation, NBD Bank Evanston, N.A., Heleasco Twenty-Three,
               Inc., HCFS Business Equipment Corp., Romulus Holdings, Inc. and
               FINOVA Capital/Corporation(2)
   10.7        Loan and Security Agreement, dated September 11, 1995, by and among the financial institutions listed on the signature pages therein, BankAmerica Business Credit, Inc., as agent, and Phar-
               Mor, Inc., Phar-Mor of Florida, Inc., Phar-Mor of Ohio, Inc.,
               Phar-Mor of Virginia, Inc. and Phar-Mor of Wisconsin, Inc.(2)
   10.7.1      Exhibits to Loan and Security Agreement (Exhibit 10.7)(3)
   10.8        Employment Agreement between Phar-Mor, Inc. and David Schwartz, dated September 11, 1995(2)
   10.9        Employment Agreement between Phar-Mor, Inc. and David J.
               O'Leary, dated September 11, 1995(2)
   10.10       Employment Agreement between Phar-Mor, Inc. and Robert M. Haft, dated September 11, 1995(9)
   10.11       Third Amendment to Management Services Agreement dated as of
               September 11, 1995 among Phar-Mor, Inc. and certain affiliated entities, Alvarez & Marshal, Inc., Antonio C. Alvarez and Joseph
               A. Bondi(2)
   10.12       Form of Indemnification Agreement of Phar-Mor, Inc. dated as of
               September 11, 1995(2)
   10.13       Supply Agreement dated as of August 17, 1992 between Phar-Mor,
               Inc. and FoxMeyer Drug Company. (Phar-Mor, Inc. requested
               confidential treatment of certain portions of this Exhibit 10.13 when it was originally filed, which portions have been so
               omitted and filed separately with the Securities and Exchange
               Commission.)(10)
   10.14       Settlement Agreement dated as of July 12, 1995 between Phar-Mor,
               Inc. and certain affiliated entities and Salomon Brothers
               Inc.(22)
   10.15       Settlement Agreement dated as of April 14, 1995 between Phar-
               Mor, Inc. and certain affiliated entities and FoxMeyer Drug
               Company(22)
   10.16       ShopKo Stores, Inc. 1991 Stock Option Plan(4)
   10.16.1     Amendment to Section 11 of ShopKo Stores, Inc. 1991 Stock Option
               Plan(11)
   10.16.2     Form of Stock Option Agreement and First Amendment thereto between ShopKo Stores, Inc. and certain Officers and Employees of ShopKo Stores, Inc. pursuant to the ShopKo Stores, Inc. 1991
               Stock Option Plan(12)
   10.16.3     Alternative Form of Stock Option Agreement between ShopKo
               Stores, Inc. and certain Officers and Employees of ShopKo
               Stores, Inc. pursuant to the ShopKo Stores, Inc. 1991 Stock
               Option Plan(12)
   10.17       ShopKo Stores, Inc. 1995 Stock Option Plan(13)
   10.18       ShopKo Stores, Inc. Profit Sharing and Super Saver Plan Trust
               Agreement (1989 Restatement), as amended(4)

   EXHIBIT NO.                            DESCRIPTION
   -----------                            -----------
   10.18.1     First and second amendments to ShopKo Stores, Inc. Profit
               Sharing and Super Saver Plan Trust Agreement(14)
   10.19       Form of Change of Control Severance Agreement between ShopKo
               Stores, Inc. and Certain Officers and Employees of ShopKo
               Stores, Inc.(12)
   10.20       Registration Rights Agreement dated as of October 8, 1991
               between ShopKo Stores, Inc. and Supermarket Operators of
               America, Inc.(15)
   10.21       Supply Agreement (Food Products) dated as of October 8, 1991 between ShopKo Stores, Inc. and supervalu inc.(15)
   10.22       Indemnification, Tax Matters and Guarantee Fee Agreement dated as of October 8, 1991 between ShopKo Stores, Inc. and supervalu inc.(15)
   10.23       Insurance Matters Agreement dated as of October 8, 1991 between
               ShopKo Stores, Inc. and supervalu inc.(15)
   10.24       Form of Indemnification Agreement between ShopKo Stores, Inc.
               and directors and certain officers of ShopKo Stores, Inc.(4)
   10.25       ShopKo Stores, Inc. Senior Officers Deferred Compensation Plan(5)
   10.26       ShopKo Stores, Inc. Directors Deferred Compensation Plan(15)
   10.27       ShopKo Stores, Inc. Executive Incentive Plan(16)
   10.28       ShopKo Stores, Inc. 1993 Restricted Stock Plan, as amended(17)
   10.29       Voting Agreement dated as of September 7, 1996 by and among supervalu inc., Supermarket Operators of America, Inc., Cabot
               Noble, Inc. and Robert M. Haft(18)
   10.30       Stock Purchase Agreement dated as of September 7, 1996 by and between Cabot Noble, Inc., supervalu inc., and Supermarket
               Operators of America, Inc., as amended and restated as of
               October 9, 1996(18)
   10.31       Amendment No. 1 to Credit Agreement dated as of October 4, 1996 among ShopKo Stores, Inc. and the Banks named therein(19)
   10.32       Form of Employment Agreement between ShopKo Stores, Inc. and
               Dale Kramer(18)
   10.33       Form of Employment Agreement between ShopKo Stores, Inc. and
               William Podany(18)
   10.34       Form of Employment Agreement between ShopKo Stores, Inc. and
               Jeffrey Jones(18)
   10.35       Form of Registration Rights Agreement between Cabot Noble, Inc.
               and Supermarket Operators of America, Inc.(22)
   13.1        ShopKo Stores, Inc.'s Form 10-K Annual Report for the 52 weeks ended February 24, 1996 (Commission File No. 1-10876)(16)
   13.2        ShopKo Stores, Inc.'s Form 10-Q for the 16 weeks ended June 15,
               1996 (Commission File No. 1-10876)(20)
   13.3        ShopKo Stores, Inc.'s Form 10-Q for 12 weeks ended September 7,
               1996 (Commission File No. 1-10876)(19)
   21          Subsidiaries of the Registrant
   23.1        Consent of Swidler & Berlin, Chartered (included in their
               opinions filed as Exhibit 5 and Exhibit 8.1)
   23.2        Consent of Sidley & Austin (included in their opinion filed as
               Exhibit 8.2)
   23.3        Consent of Deloitte & Touche LLP, Independent Auditors for Phar-
               Mor, Inc.
   23.4        Consent of Deloitte & Touche LLP, Independent Auditors for
               ShopKo Stores, Inc.

   EXHIBIT NO.                            DESCRIPTION
   -----------                            -----------
   23.5        Consent of Deloitte & Touche LLP, Independent Auditors for Cabot
               Noble, Inc.
   23.6        Consent of Jefferies & Company, Inc., financial advisor to Phar-
               Mor, Inc.
   23.7        Consent of Salomon Brothers Inc., financial advisor to ShopKo
               Stores, Inc.
   23.8        Consent of Director-Designee Dale P. Kramer
   23.9        Consent of Director-Designee Linda Haft
   23.10       Consent of Director-Designee Malcolm T. Hopkins
   23.11       Consent of Director-Designee Richard M. McCarthy
   23.12       Consent of Director-Designee Melvyn J. Estrin
   23.13       Consent of Director-Designee Abbey J. Butler
   24          Power of Attorney(22)

--------
 (1) To be filed by amendment.
 (2) Incorporated herein by reference from Phar-Mor, Inc.'s Form 10, filed on October 23, 1995.
 (3) Incorporated herein by reference from Amendment No. 1 to Phar-Mor, Inc.'s Form 10, filed on December 15, 1995.
 (4) Incorporated herein by reference from ShopKo Stores, Inc.'s Registration Statement on Form S-1, (Reg. No. 33-42283).
 (5) Incorporated herein by reference from ShopKo Stores, Inc.'s Form 10-K, Annual Report for the 53 weeks ended February 29, 1992.
 (6) Incorporated herein by reference from ShopKo Stores, Inc.'s Form 10-K, Annual Report for the 52 weeks ended February 26, 1994.
 (7) Incorporated herein by reference from ShopKo Stores, Inc.'s Form 10-Q, Quarterly Report for the 16 weeks ended June 20, 1992.
 (8) Incorporated herein by reference from ShopKo Stores, Inc.'s Form 10-Q, Quarterly Report for the 12 weeks ended September 11, 1993.
 (9) Incorporated herein by reference from Phar-Mor, Inc.'s Form 10-K, Annual Report for the fiscal year ended June 29, 1996.
(10) Incorporated herein by reference from Amendment No. 2 to Phar-Mor, Inc.'s Form 10, filed on February 1, 1996.
(11) Incorporated herein by reference from ShopKo Stores, Inc.'s definitive Proxy Statement dated May 9, 1995 filed in connection with ShopKo Stores, Inc.'s 1995 Annual Meeting of Shareholders.
(12) Incorporated herein by reference from ShopKo Stores, Inc.'s Form 10-K, Annual Report for the 52 weeks ended February 25, 1995.
(13) Incorporated herein by reference from ShopKo Stores, Inc.'s Form 10-Q, Quarterly Report for the 12 weeks ended December 2, 1995.
(14) Incorporated herein by reference from ShopKo Stores, Inc.'s Form 10-K, Annual Report for the 52 weeks ended February 27, 1993.
(15) Incorporated herein by reference from ShopKo Stores, Inc.'s Registration Statement on Form S-1 (Reg. No. 33-45833).
(16) Incorporated herein by reference from ShopKo Stores, Inc.'s Form 10-K, Annual Report for the 52 weeks ended February 24, 1996.
(17) Incorporated herein by reference from ShopKo Stores, Inc.'s definitive Proxy Statement dated May 19, 1994 filed in connection with ShopKo Stores, Inc.'s 1994 Annual Meeting of Shareholders.
(18) Incorporated herein by reference from ShopKo Stores, Inc.'s Form 8-K filed on September 7, 1996.
(19) Incorporated herein by reference from ShopKo Stores, Inc.'s Form 10-Q, Quarterly Report for the 12 weeks ended September 7, 1996.
(20) Incorporated herein by reference from ShopKo Stores, Inc.'s Form 10-Q, Quarterly Report for the 16 weeks ended June 15, 1996.
(21) Incorporated herein by reference from ShopKo Stores, Inc.'s Form 8-K filed on October 15, 1996.

(22) Filed with Amendment No. 1 hereto on January 13, 1997.